Filed Pursuant to Rule 424(b)(3)
Registration No. 333-281116
PROXY STATEMENT FOR
SPECIAL MEETING OF STOCKHOLDERS OF
FOCUS IMPACT BH3 ACQUISITION COMPANY
(A DELAWARE CORPORATION)
PROSPECTUS FOR
176,884,937* SHARES OF CLASS A COMMON STOCK AND
17,900,000 WARRANTS TO PURCHASE SHARES OF COMMON STOCK
OF FOCUS IMPACT BH3 NEWCO, INC.
(A DELAWARE CORPORATION)
Dear Focus Impact BH3 Acquisition Company Stockholders:
On March 11, 2024, Focus Impact BH3 Acquisition Company, a Delaware corporation (“Focus Impact,” “we,” “our” or “us”), Focus Impact BH3 NewCo, Inc., a Delaware corporation and wholly owned subsidiary of Focus Impact (“NewCo”), Focus Impact BH3 Merger Sub 1, LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub 1”), Focus Impact BH3 Merger Sub 2, Inc., a Delaware corporation and wholly owned subsidiary of NewCo (“Merger Sub 2”), and XCF Global Capital, Inc., a Nevada corporation (“XCF”), entered into a business combination agreement (as it may be amended or restated from time to time, the “Business Combination Agreement”), pursuant to which Focus Impact agreed to combine with XCF in a series of transactions that will result in NewCo becoming a publicly-traded company (collectively, the “Business Combination”). At the closing of the Business Combination (the “Closing”), NewCo will change its registered name with the Secretary of State of Delaware to “XCF Global, Inc.”
Pursuant to the Business Combination, among other things:
(i)
Focus Impact will merge with and into Merger Sub 1 (the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger as a direct wholly owned subsidiary of NewCo, and (x) each share of Focus Impact’s Class A common stock, par value $0.0001 per share (“Focus Impact Class A Common Stock”), outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo’s Class A common stock, par value $0.0001 per share (“NewCo Class A Common Stock”), (y) each share of Focus Impact’s Class B common stock, par value $0.0001 per share (“Focus Impact Class B Common Stock”), outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo Class A Common Stock, and (z) each warrant of Focus Impact outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one warrant of NewCo (the “NewCo Warrants”), with NewCo assuming Focus Impact’s rights and obligations under the existing warrant agreement; and

(ii)
immediately following the NewCo Merger, Merger Sub 2 will merge with and into XCF (the “Company Merger”), with XCF being the surviving corporation of the Company Merger as a direct wholly owned subsidiary of NewCo, and each share of common stock of XCF outstanding immediately prior to the effectiveness of the Company Merger will be converted into the right to receive shares of NewCo Class A Common Stock determined in accordance with the Business Combination Agreement based on a pre-money equity value of XCF of $1,750,000,000, subject to adjustments for net debt and transaction expenses, and a price of $10.00 per share of NewCo Class A Common Stock.

The Business Combination is subject to the satisfaction or waiver of certain customary closing conditions as described in the accompanying proxy statement/prospectus, including the close of XCF’s acquisition (collectively, the “New Rise Acquisitions”) of New Rise Renewables, LLC (“New Rise Renewables”) and New Rise SAF Renewables Limited Liability Company (“New Rise SAF”) (collectively, “New Rise”).
*
The shares being registered represent (1) 147,064,480 shares currently expected to be issued in connection with the Business Combination to holders of XCF stock, (2) 5,312,124 shares to be issued to holders of Focus Impact Class A Common Stock, (3) 1,608,333 shares to be issued to holders of Focus Impact Class B Common Stock and (4) up to 5,000,000 shares being registered in the event that additional shares will be issuable to holders of XCF stock due to the adjustment mechanism set forth in the Business Combination Agreement to calculate the shares to be issued at the closing of the Business Combination. Share counts throughout this proxy statement/prospectus reflect the 147,064,480 shares currently estimated to be issued to holders of XCF stock in connection with the Business Combination.

Focus Impact’s public stockholders (the “Public Stockholders”) are not being asked to vote on the NewCo Charter or NewCo Bylaws and such documents will not have been approved by the Public Stockholders after the Business Combination is consummated. The NewCo Charter and NewCo Bylaws will be voted upon by the stockholders of NewCo prior to the consummation of the Business Combination.
Following the consummation of the Business Combination, Randy Soule, majority stakeholder of New Rise, will beneficially own approximately 53.9% of the combined voting power of NewCo’s Class A Common Stock, assuming no redemptions by the Public Stockholders. Although NewCo does not plan to rely on the exemption, NewCo will be a “Controlled Company” as defined in the corporate governance rules of the New York Stock Exchange (“NYSE”) or The Nasdaq Stock Market LLC (“Nasdaq”).

On October 7, 2024, the Company received a notice (the “Delisting Notice”) from the staff of the Listing Qualifications Department of Nasdaq stating that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market and will suspend trading in those securities effective at the open of business on October 14, 2024. Nasdaq reached its decision pursuant to Nasdaq IM-5101-2 because the Company did not complete one or more business combinations within 36 months of the effectiveness of its Initial Public Offering registration statement.
Following the suspension of trading on Nasdaq, the Company’s Units, shares of Class A common stock and redeemable warrants trade on the OTC Pink Marketplace under the symbols “BHACU,” “BHAC” and “BHACW,” respectively. As a result, we may face significant material adverse consequences, including:
•	reduced liquidity for our securities;
•
a determination that our Class A common stock is a “penny stock” which will require brokers trading in our Class A common stock to adhere to more stringent rules, including being subject to the depository requirements of Rule 419 of the Securities Act, and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and analyst coverage with respect to our securities; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.
Additionally, the National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our securities were delisted from Nasdaq, our Units, Class A common stock and warrants do not qualify as covered securities under under the Securities Act and we are subject to regulation in each state in which we offer our securities.
Focus Impact’s equity securities trade on the OTC Pink. Each of Focus Impact’s units consists of one share of Focus Impact Class A Common Stock and one-half of one warrant and trades under the symbol “BHACU.” The Focus Impact Class A Common Stock and public warrants trade under the symbols “BHAC” and “BHACW,” respectively. Each whole warrant entitles the holder to purchase one share of Focus Impact Class A Common Stock at a price of $11.50 per share, subject to adjustment. The units that have not previously been separated at the election of holders will automatically separate into the component securities upon the Closing and, as a result, will no longer trade as a separate security. NewCo intends to apply to list the NewCo Class A Common Stock and NewCo Warrants on the NYSE or Nasdaq under the symbols “SAFX” and “SAFXW” respectively.
As of February 3, 2025, there are (i) 5,312,124 shares of Focus Impact Class A Common Stock issued and outstanding, of which 1,212,124 shares of Focus Impact Class A Common Stock were held by the Public Stockholders, (ii) 1,608,333 shares of Focus Impact Class B Common Stock outstanding, (iii) 11,500,000 Public Warrants outstanding, (iv) 6,400,000 Private Placement Warrants outstanding and (v) 184,246,443 shares of XCF common stock outstanding. At the closing, each share of Focus Impact Class A Common Stock and Focus Impact Class B Common Stock will convert into one share of NewCo Class A common stock and each share of XCF Common Stock will convert into 0.74 shares of NewCo Class A common stock (in the no redemptions scenario). In addition, shares held by XCF Equityholders includes 10,000,000 shares of NewCo that are issuable upon the closing of the Business Combination, in connection with the Soule Support Agreement dated March 11, 2024. Under the terms of this agreement, the promissory note, originally convertible into 10,000,000 common shares of XCF, was amended to allow for conversion on a 1:1 basis into 10,000,000 shares of NewCo Class A Common Stock. Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in the accompanying proxy statement/prospectus for more information. Upon consummation of the Business Combination, assuming a February 3, 2025 Closing Date, the post-Closing share ownership of NewCo assuming various levels of redemption by the Public Stockholders will be as follows:

	No Redemptions(1)		Assuming 50% Redemptions(2)		Maximum Redemptions(3)
	Shares	%	Shares	%	Shares	%
XCF Equityholders(4)	147,064,480	91.6	147,064,480	91.9	147,064,480	92.3
Crixus BH3 Sponsor LLC (the “Former Sponsor”)(5)	1,360,111	0.8	1,360,111	0.8	1,360,111	0.9
Public Stockholders(6)	1,776,049	1.1	1,169,987	0.7	563,925	0.4

	No Redemptions(1)		Assuming 50% Redemptions(2)		Maximum Redemptions(3)
	Shares	%	Shares	%	Shares	%
Other Class B Holders(7)	651,919	0.4	651,919	0.4	651,919	0.4
Focus Impact BHAC Sponsor, LLC (the “Sponsor”)(8)	3,306,944	2.1	3,306,944	2.1	3,306,944	2.1
Polar Subscription Shares(9)	1,320,000	0.8	1,320,000	0.8	1,320,000	0.8
BTIG Shares(10)	100,000	0.1	100,000	0.1	100,000	0.1
PIPE Investors(11)	5,000,000	3.1	5,000,000	3.1	5,000,000	3.1
Total	160,579,503	100.0	159,973,441	100.0	159,367,379	100.0

(1)	Assumes that no shares of Focus Impact Class A Common Stock held by the Public Stockholders are redeemed. Percentages do not sum due to rounding.
(2)	Assumes that 606,062 million shares of Focus Impact Class A Common Stock, or 50% of the shares held by the Public Stockholders are redeemed. Percentages do not sum due to rounding.
(3)	Assumes that 1,212,124 million shares of Focus Impact Class A Common Stock, or 100% of the shares held by the Public Stockholders are redeemed. Percentages do not sum due to rounding.
(4)
Includes the conversion of 20,795,833 shares of XCF stock held by Sky MD, LLC, 1,600,000 shares of XCF stock held by members of XCF management and a consultant to XCF, 19,829,743 shares of XCF stock held by Southeast Renewables, LLC, of which 6,373,796 shares represent GL Part SPV I, LLC’s ownership interest in Southeast Renewables, LLC, 33,965,867 XCF stock held by GL Part SPV I, LLC, 375,000 shares of XCF stock held by Focus Impact Partners, LLC, 250,000 shares of XCF stock held by Innovativ Media Group, Inc., 107,430,000 shares of XCF stock issuable upon the closing of the New Rise Acquisitions. Shares attributable to XCF equity holders are converted at a ratio of 0.74 shares of NewCo Class A Common Stock for each share of XCF stock. In addition, shares held by XCF Equityholders includes 10,000,000 shares of NewCo that are issuable upon the closing of the Business Combination, in connection with the Soule Support Agreement dated March 11, 2024. Under the terms of this agreement, the promissory note, originally convertible into 10,000,000 common shares of XCF, was amended to allow for conversion on a 1:1 basis into 10,000,000 shares of NewCo Class A Common Stock.

(5)	The Former Sponsor has agreed not to redeem their shares.
(6)
Excludes 11,500,000 Public Warrants as the warrants are not expected to be in the money at Closing and includes 389,359 shares of Focus Impact Common Stock to be transferred by the Sponsor to certain Public Stockholders pursuant to certain non-redemption agreements, entered into as of October 6, 2023 by and among Focus Impact, the Former Sponsor, the Sponsor and certain Public Stockholders (the “October Non-Redemption Agreements”) and also includes 174,566 shares of NewCo Common Stock to be issued by NewCo to certain Public Stockholders pursuant to certain non-redemption agreements, entered into as of July 31, 2024 by and among Focus Impact, the Former Sponsor, the Sponsor and certain Public Stockholders (the “July Non-Redemption Agreements.”). In connection with a special meeting of stockholders in October 2023 at which the stockholders approved the extension of the date by which Focus Impact must complete a business combination, certain stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,946,794 shares of Focus Impact Class A Common Stock. In exchange for the foregoing commitments not to redeem such shares of Focus Impact Class A Common Stock, the Sponsor agreed to transfer an aggregate of 389,359 shares of Focus Impact Common Stock held by the Sponsor to such stockholders immediately following consummation of an initial business combination if they continued to hold such non-redeemed stock through the date of the special meeting. In connection with another special meeting of stockholders in July 2024 at which the stockholders again approved the extension of the date by which Focus Impact must complete a business combination, certain stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,047,399 shares of Focus Impact Class A Common Stock. In exchange for the foregoing commitments not to redeem such shares of Focus Impact Class A Common Stock, the NewCo agreed to issue an aggregate of 174,566 (and up to an aggregate of 232,750 shares of NewCo Common Stock if the Company utilizes another two monthly extensions) shares of NewCo Common Stock to such stockholders immediately following consummation of an initial business combination if they continued to hold such non-redeemed stock through the date of the special meeting.

(7)	Consists of the Anchor Investors and Focus Impact’s independent directors.
(8)	Excludes 389,359 shares of Focus Impact Common Stock to be transferred by the Sponsor to certain Public Stockholders pursuant to the Non-Redemption Agreements.
(9)
Assumes the full $1.2 million is called under the Polar Subscription Agreement, and is reimbursed with shares. On November 3, 2023, we entered into the Polar Subscription Agreement under which Polar agreed to make Capital Contributions to the Company. Pursuant to the Polar Subscription Agreement, the Capital Contribution shall be repaid to Polar by the Company within five (5) business days of the Company closing a business combination. Polar may elect to receive such repayment (i) in cash or (ii) in shares of common stock of the surviving entity in such business combination (the “Surviving Entity”) at a rate of one share of common stock for each ten dollars ($10.00) of the Capital Contribution that is funded. Additionally, in consideration of the Capital Contribution, at the closing of a business combination, the Surviving Entity will issue to Polar one share of common stock for each dollar of Capital Contribution that is funded prior to the Closing.

(10)	Assumes that 100,000 shares are issued to BTIG to satisfy the Capital Markets Advisory Fee.
(11)	Assumes $50 million is raised of equity PIPE Financing at $10.00 per share; currently there are no commitments for PIPE Financing.

Share ownership presented in the table above is only presented for illustrative purposes and are based on a number of assumptions. Focus Impact cannot predict how many of the Public Stockholders will exercise their right to have their shares of Focus Impact Class A Common Stock redeemed for cash. As a result, the redemption amount and the number of shares of Focus Impact Class A Common Stock redeemed in connection with the Business Combination may differ from the amounts presented above. As such, the ownership percentages and voting power of current Focus Impact stockholders may also differ from the presentation above if the actual redemptions are different from these assumptions. The Public Stockholders that do not elect to redeem their shares of Focus Impact Class A Common Stock will experience dilution as a result of the Business Combination. The Public Stockholders currently own 22.8% of the Focus Impact Class A Common Stock. As noted in the above table, if no Public Stockholders redeem their shares of Focus Impact Class A Common Stock in the Business Combination, the Public Stockholders will go from owning 22.8% of the Focus Impact Class A Common Stock prior to the Business Combination to owning 1.1% of the total shares outstanding of NewCo. The Public Stockholders will own approximately 0.7% and 0.4% of the total shares outstanding of NewCo, assuming redemptions equaling 50% and Maximum Redemption scenarios as shown above, respectively.
If Focus Impact does not complete a business combination with XCF or another business combination partner by February 7, 2025 (as may be extended until April 7, 2025), Focus Impact must redeem 100% of the outstanding shares of Focus Impact Class A Common Stock, at a per share price, payable in cash, equal to the amount then held in the Trust Account divided by the number of then outstanding Public Shares. The Former Sponsor, Sponsor and the officers and directors of the Focus Impact have no redemption rights in the event a business combination is not consummated in the required time period, and, accordingly, their shares will be worthless.
On July 31, 2024, (following approval by our stockholders at a special meeting (the “July 2024 Special Meeting”), the Company effected an amendment to its amended and restated certificate of incorporation, the effect of which was to (i) further extend the period of time by which the Company has to consummate an initial business combination (the “Termination Date”) to February 7, 2025 and to allow the Company, without the need for another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to two times, by an additional one month each time, after February 7, 2025, by resolution of the Company’s board of directors if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date and (ii) eliminate the limitation that the Company may not redeem public stock to the extent that such redemption would result in the Company having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended), of less than $5,000,001 in order to allow the Company to redeem the Public Stock irrespective of whether such redemption would exceed the Redemption Limitation. In connection with the July 2024 Special Meeting, the holders of 1,099,905 shares of Focus Impact Class A Common Stock (which represented approximately 21% of the shares of Class A common stock outstanding at the time of the July 2024 Special Meeting) properly exercised their right to redeem their shares (the “Third Redemption”) for cash at a redemption price of approximately $10.63 per share, for an aggregate redemption amount of $11,692,068. In addition, in connection with the July 2024 Special Meeting, the Sponsor and Former Sponsor converted an aggregate of 1,100,000 of their shares of Focus Impact Class B Common Stock into shares of Focus Impact Class A Common Stock on a one for one basis.
Please see the section in the accompanying joint proxy statement/prospectus entitled “Information about Focus Impact” for more information.
Focus Impact cordially invites you to attend a special meeting of its stockholders (the “special meeting”) to consider matters related to the proposed Business Combination. Focus Impact and XCF cannot complete the Business Combination unless Focus Impact’s stockholders consent to the approval of the Business Combination Agreement and the transactions contemplated thereby. Focus Impact is sending you the accompanying proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus in order to obtain stockholder approvals of the proposals necessary to complete the Business Combination, and these proposals are described in the accompanying proxy statement/prospectus.
The special meeting will be held virtually at https://www.cstproxy.com/focusimpactbh3/2025 on February 27, 2025, at 11:00 a.m., Eastern Time, or at such other date and at such other place to which the meeting may be postponed or adjourned. You may attend the special meeting and vote your shares electronically during the special meeting via the live webcast by visiting https://www.cstproxy.com/focusimpactbh3/2025. You will need the 12-digit meeting control number that is printed on your proxy card to enter the special meeting. Focus Impact recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts. Please note that we are planning for the special meeting to be held virtually over the internet and you will not be able to attend the special meeting in person.

After careful consideration, the Focus Impact board of directors has unanimously approved the Business Combination Agreement and the other proposals described in the accompanying proxy statement/prospectus, and the Focus Impact board of directors has determined that it is advisable to consummate the Business Combination and that the Business Combination is in the best interests of the Focus Impact public stockholders. Focus Impact’s board of directors took into account the oral opinion of EntrepreneurShares (subsequently confirmed in writing), rendered on March 11, 2024, to the effect that, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by EntrepreneurShares in preparing its opinion (attached as Annex I to the accompanying joint proxy statement/prospectus). Please see the section entitled “Proposal No. 1 - The Business Combination Proposal - Opinion of EntrepreneurShares Valuation Services.” for further information. Focus Impact’s board of directors recommends that you vote “FOR” the proposals described in the accompanying proxy statement/prospectus.
Focus Impact’s sponsor is Focus Impact BHAC Sponsor, LLC, a Delaware limited liability company formed by members of Focus Impact’s management team, consisting of Carl Stanton, Ernest Lyles and Wray Thorn. The Sponsor is governed by a three-member board of managers composed of Carl Stanton, Ernest Lyles and Wray Thorn.
The Sponsor currently holds 2,850,940 shares of Focus Impact Class A Common Stock, 845,363 shares of Focus Impact Class B Common Stock and 4,160,000 Private Placement Warrants. Pursuant to non-redemption agreements entered into with certain stockholders in October 2023, the Sponsor agreed to transfer an aggregate of 389,359 shares of Focus Impact Class A Common Stock to the such stockholders immediately following consummation of an Initial Business Combination.
The Former Sponsor currently holds 1,249,060 shares of Focus Impact Class A Common Stock, 111,051 shares of Focus Impact Class B Common Stock and 2,240,000 Private Placement Warrants.
At Closing, pursuant to the Business Combination Agreement, the Sponsor will be reimbursed by NewCo for certain unpaid expenses incurred in the Business Combination and for any outstanding loans to Focus Impact. Focus Impact currently estimates that the total amount payable for Focus Impact transaction expenses and any outstanding loans or other obligations of Focus Impact to the Sponsor is approximately $4.5 million, inclusive of the $110,000 principal balance under the FI Sponsor Promissory Note (as defined below), as of September 30, 2024.
On February 26, 2024, Focus Impact issued an unsecured promissory note in the total principal of up to $500,000 (the “FI Sponsor Promissory Note”) to the Sponsor. The FI Sponsor Promissory Note does not bear interest and matures upon closing of the Business Combination. In the event that Focus Impact does not consummate a business combination, the FI Sponsor Promissory Note will be repaid only from amounts remaining outside of the Trust Account. The FI Sponsor Promissory Note would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to the total principal amount of the FI Sponsor Promissory Note may be converted, in whole or in part, at the option of the lender into warrants of the Company at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants issued to the Former Sponsor at the time of the initial public offering of Focus Impact.
The retention of shares by Sponsor and its affiliates, the reimbursements payable to Sponsor and the Private Placement Warrants issuable to the Sponsor and its affiliates upon the conversion or exercise of the FI Sponsor Promissory Note at Closing will not result in a material dilution of the equity interests of non-redeeming Public Stockholders. See the section entitled “Questions and Answers — What shall be the relative equity stakes of the Public Stockholders and the XCF security holders in NewCo upon completion of the Business Combination” for further information.
Focus Impact’s directors and officers and our Sponsor may have financial interests in the Business Combination that are different from, or in addition to, their interests as stockholders of Focus Impact and the interests of stockholders of Focus Impact generally. The existence of financial and personal interests of Focus Impact’s directors and officers and our Sponsor may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Focus Impact and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. See the sections entitled “Proposal No. 1 – The Business Combination Proposal — Interests of Focus Impact’s Directors and Officers in the Business Combination” and “Questions and Answers — What shall be the relative equity stakes of the Public Stockholders and the XCF security holders in NewCo upon completion of the Business Combination” for further discussion of these considerations.

Focus Impact is providing the accompanying proxy statement/prospectus and proxy card to you in connection with the solicitation of proxies to be voted at the special meeting and at any adjournments or postponements of the special meeting. Your vote is very important. If you are a registered stockholder, please vote your shares as soon as possible by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting.
More information about Focus Impact, XCF and the Business Combination is contained in the accompanying proxy statement/prospectus. Focus Impact and XCF urge you to read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. In particular, you should carefully consider the matters discussed in the section entitled “Risk Factors” beginning on page 57 of the accompanying proxy statement/prospectus.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE FOCUS IMPACT REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO FOCUS IMPACT’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.
On behalf of our board of directors, I thank you for your support and look forward to the successful completion of the Business Combination.

By Order of the Board of Directors

/s/ Wray Thorn
Wray Thorn
Director

The accompanying proxy statement/prospectus is dated February 6, 2025, and is first being mailed to the stockholders of Focus Impact on or about that date.
NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, OR PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION.

Focus Impact BH3 Acquisition Company
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105
NOTICE OF SPECIAL MEETING
TO BE HELD ON FEBRUARY 27, 2025
TO THE STOCKHOLDERS OF FOCUS IMPACT BH3 ACQUISITION COMPANY:
NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “special meeting”) of Focus Impact BH3 Acquisition Company, a Delaware corporation (“Focus Impact”), will be held at 11:00 a.m., Eastern Time, on February 27, 2025. We are planning for the special meeting to be held virtually over the internet. You are cordially invited to attend the special meeting online by visiting https://www.cstproxy.com/focusimpactbh3/2025 and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the special meeting, registered stockholders and beneficial holders of Focus Impact (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus.
At the special meeting, Focus Impact stockholders will be asked to consider and vote on:
(1)
Proposal No. 1 - The Business Combination Proposal - To consider and vote upon a proposal to approve and adopt the Business Combination Agreement, dated as of March 11, 2024 (as it may be amended or restated from time to time, the “Business Combination Agreement”), by and among Focus Impact, Focus Impact BH3 NewCo, Inc., a Delaware corporation and wholly owned subsidiary of Focus Impact (“NewCo”), Focus Impact BH3 Merger Sub 1, LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub 1”), Focus Impact BH3 Merger Sub 2, Inc., a Delaware corporation and wholly owned subsidiary of NewCo (“Merger Sub 2”), and XCF Global Capital, Inc., a Nevada corporation (“XCF”) a copy of which is attached to the accompanying proxy statement/prospectus as Annex A. The Business Combination Agreement provides for, among other things, the merger of Focus Impact with and into Merger Sub 1, with Merger Sub 1 surviving the merger as a direct wholly owned subsidiary of NewCo, and the merger of Merger Sub 2 with and into XCF, with XCF surviving the merger as a direct wholly owned subsidiary of NewCo, in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described elsewhere in the accompanying proxy statement/prospectus (the “Business Combination Proposal”); and

(2)
Proposal No. 2 - The Adjournment Proposal - To consider and vote upon a proposal to adjourn the special meeting of Focus Impact’s stockholders to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are insufficient votes to approve the Business Combination Proposal or (ii) where the board of directors of Focus Impact has determined it is otherwise necessary (the “Adjournment Proposal”).

We may not consummate the Business Combination unless the Business Combination Proposal is approved at the special meeting. The Adjournment Proposal is not conditioned upon the approval of the Business Combination Proposal. Focus Impact’s public stockholders (the “Public Stockholders”) are not being asked to vote on the NewCo Charter or NewCo Bylaws and such documents will not have been approved by the Public Stockholders.
These items of business are described in the accompanying proxy statement/prospectus.
Only holders of record of Focus Impact Class A Common Stock and Focus Impact Class B Common Stock at the close of business on January 16, 2025, are entitled to notice of and to vote and have their votes counted at the special meeting and any adjournment of the special meeting. A complete list of our stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.
The accompanying proxy statement/prospectus and accompanying proxy card is being provided to Focus Impact’s stockholders in connection with the solicitation of proxies to be voted at the special meeting and at any adjournment of the special meeting. Whether or not you plan to attend the special meeting, all of Focus Impact’s stockholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors” beginning on page 57 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of Focus Impact has unanimously approved the Business Combination and unanimously recommends that stockholders vote “FOR” adoption of the Business Combination Agreement, and approval of the transactions contemplated thereby, including the Business Combination. When you consider the recommendation of this proposal by the board of directors of Focus Impact, you should keep in mind that Focus Impact’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Proposal No. 1 - The Business Combination Proposal - Interests of Focus Impact’s Directors and Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.
Pursuant to our current Amended and Restated Certificate of Incorporation (as amended from time to time, the “Existing Charter”), a holder of shares of Focus Impact Class A Common Stock originally sold in our initial public offering, including as part of the units issued in our initial public offering (such shares, the “Public Shares”), may request that Focus Impact redeem all or a portion of such holder’s Focus Impact Class A Common Stock for cash if the Business Combination is consummated. As a holder of Focus Impact Class A Common Stock, you will be entitled to receive cash for any such shares to be redeemed only if you:
(i)
(a) hold Focus Impact Class A Common Stock, or (b) hold Focus Impact Class A Common Stock through units and you elect to separate your units into the underlying Focus Impact Class A Common Stock and public warrants prior to exercising your redemption rights with respect to the Focus Impact Class A Common Stock;

(ii)	submit a written request to Continental Stock Transfer & Trust Company (“Continental”), Focus Impact’s transfer agent, that Focus Impact redeem all or a portion of your Public Shares for cash; and
(iii)	deliver your Public Shares to Continental, Focus Impact’s transfer agent, physically or electronically through The Depository Trust Company (the “Depository Trust Company”).
Holders must complete the procedures for electing to redeem their Focus Impact Class A Common Stock in the manner described above prior to 5:00 p.m., Eastern Time, on February 25, 2025 (two business days before the special meeting) in order for their shares to be redeemed.
Holders of units must elect to separate the units into the underlying Focus Impact Class A Common Stock and public warrants prior to exercising redemption rights with respect to the Focus Impact Class A Common Stock. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying Focus Impact Class A Common Stock and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, Focus Impact’s transfer agent, directly and instruct them to do so. Public Stockholders may elect to redeem Focus Impact Class A Common Stock regardless of if or how they vote with respect to the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank.
If the Business Combination is consummated, and if a public stockholder properly exercises its right to redeem all or a portion of the Focus Impact Class A Common Stock that it holds and timely delivers its shares to Continental, Focus Impact’s transfer agent, NewCo will redeem such Focus Impact Class A Common Stock for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, based on funds in the Trust Account as of February 3, 2025 of approximately $13,052,691 (after removing interest that will be released to Focus Impact to pay its taxes prior to the special meeting), the estimated per share redemption price would have been approximately $10.77. If a public stockholder exercises its redemption rights in full, then it will be electing to exchange its Focus Impact Class A Common Stock for cash and will no longer own Focus Impact Class A Common Stock. The redemption takes place following the Business Combination and, accordingly, it is shares of NewCo Class A Common Stock that will be redeemed promptly after consummation of the Business Combination. See the section entitled “Special Meeting of Focus Impact – Stockholders - Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such Public Stockholder or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its Focus Impact Class A Common Stock with respect to more than an aggregate of 15% of the Public Shares sold in the IPO, without the consent of Focus Impact. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares sold in the IPO, then any such shares in excess of that 15% limit would not be redeemed for cash.
Our Former Sponsor, Sponsor, and our directors and officers have agreed to vote any shares of Focus Impact Common Stock owned by them in favor of the Business Combination, including their shares of Focus Impact Class B Common Stock and any Public Shares purchased after our initial public offering (including in open market and privately negotiated transactions). Our Former Sponsor, Sponsor, and our directors and officers have not received any compensation in exchange for their agreement to vote such shares. As a result, the parties to the Sponsor Letter Agreement (as defined herein) agreed to, among other things, vote an aggregate of 5,106,414 shares of Focus Impact Class B Common Stock and shares of Focus Impact Class B Common Stock in favor of the Business Combination Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Letter Agreement. As of the record date, our Former Sponsor, Sponsor, and our directors and officers beneficially own an aggregate of approximately 73.8% of the outstanding shares of Focus Impact Common Stock. Subject to the terms and conditions contemplated by the Sponsor Letter Agreement, the Focus Impact Common Stock held by the Former Sponsor, and our directors and officers will be excluded from the pro rata calculation used to determine the per-share redemption price.
The Business Combination Agreement is subject to the satisfaction or waiver of certain closing conditions as described in the accompanying proxy statement/prospectus, including the close of the New Rise Acquisitions. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement.
The Business Combination Proposal and Adjournment Proposal require the affirmative vote (virtually or by proxy) of the holders of a majority of the shares of Focus Impact Common Stock that are voted at the special meeting of stockholders. Your vote is very important. Whether or not you plan to virtually attend the special meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the special meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting. The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal is approved at the special meeting. The Adjournment Proposal is not conditioned upon the approval of the Business Combination Proposal.
If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the special meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the special meeting virtually, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting and will not be voted. An abstention or broker non-vote on any proposal will be counted toward the quorum requirement for the special meeting. If you are a stockholder of record and you attend the special meeting and wish to vote virtually, you may withdraw your proxy and vote while attending virtually.
Your attention is directed to the accompanying proxy statement/prospectus (including the Annexes and other documents referred to therein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read the accompanying proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to therein. If you have any questions or need assistance voting your stock, please contact Sodali & Co., our proxy solicitor, by calling at (800) 662-5200 (toll-free) or banks and brokers can call (203) 658-9400, or by emailing BHAC.info@investor.sodali.com.
Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

/s/ Wray Thorn
Wray Thorn
Director
February 6, 2025

TO EXERCISE REDEMPTION RIGHTS, HOLDERS MUST TENDER THEIR STOCK TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, FOCUS IMPACT’S TRANSFER AGENT, NO LATER THAN TWO (2) BUSINESS DAYS PRIOR TO THE SPECIAL MEETING. YOU MAY TENDER YOUR STOCK EITHER BY DELIVERING YOUR STOCK CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT WITHDRAWAL AT CUSTODIAN (“DWAC”) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE THE SECTION ENTITLED “SPECIAL MEETING OF FOCUS IMPACT STOCKHOLDERS - REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

Annexes
i

You should rely only on the information contained in this proxy statement/prospectus in determining whether to vote in favor of the Business Combination. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated February 6, 2025. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to Focus Impact stockholders nor the issuance by NewCo of NewCo Class A Common Stock and NewCo Warrants in connection with the Business Combination will create any implication to the contrary.
ii

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the SEC, by Focus Impact BH3 NewCo, Inc. (“NewCo”) (File No. 333-281116) (the “Registration Statement”), constitutes a prospectus of NewCo under Section 5 of the Securities Act, with respect to the shares of NewCo Class A Common Stock and NewCo Warrants to be issued if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act with respect to the special meeting of Focus Impact stockholders at which Focus Impact stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters.

SELECTED DEFINITIONS
Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:
“Anchor Investors” means the certain qualified institutional buyers or institutional accredited investors, as defined in Rule 144A and Regulation D, respectively, under the Securities Act, which are not affiliated with us, our Sponsor, our directors or any member of our management and that purchased an aggregate of approximately 22,980,000 units in our initial public offering at the public offering price. In consideration of those purchases, our sponsor entered into an investment agreement with each of the anchor investors pursuant to which our Sponsor sold an aggregate of 1,450,758 founder shares, at the original purchase price of approximately $0.004 per share.
“Business Combination” means the transactions contemplated by the Business Combination Agreement.
“Business Combination Agreement” means the Business Combination Agreement, dated as of March 11, 2024, by and among Focus Impact, NewCo, Merger Sub 1, Merger Sub 2 and XCF and as it may further be amended or restated from time to time.
“Business Combination Proposal” means the proposal to approve the adoption of the Business Combination Agreement and the Business Combination.
“Capital Contribution” means those certain capital contributions Polar agreed to make to Focus Impact of up to $1,200,000 from time to time, at the request of Focus Impact, pursuant to the Polar Subscription Agreement.
“Converted Focus Impact Class A Common Stock” means the 3,000,000 shares of Focus Impact Class A Common Stock that were converted from Focus Impact Class B Common Stock.
“Closing” means the consummation of the Business Combination.
“Closing Date” means the date on which the Closing occurs.
“Company Merger” means the merger of Merger Sub 2 with and into XCF, with XCF being the surviving corporation of the Company Merger.
“Company Merger Effective Time” means the time of filing on the Closing Date, or such later time as may be specified in the articles of merger in the form to be agreed to by Focus Impact and XCF, that Focus Impact, NewCo, Merger Sub 2 and XCF shall cause the Company Merger to be consummated by filing the articles of merger with the Secretary of State of the State of Delaware and the Secretary of State of the State of Nevada in accordance with the applicable provisions of the DGCL and Chapter 78 of the Nevada Revised Statutes, respectively.
“DGCL” means the Delaware General Corporation Law.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“Focus Impact,” “we,” “us” and “our” each means Focus Impact BH3 Acquisition Company, a Delaware corporation, prior to the consummation of the Business Combination.
“Focus Impact Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of Focus Impact.
“Focus Impact Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of Focus Impact.
“Focus Impact Common Stock” means the Focus Impact Class A Common Stock and the Focus Impact Class B Common Stock.
“Former Sponsor” means Crixus BH3 Sponsor LLC.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“IPO” means Focus Impact’s initial public offering of 23,000,000 Units, which was consummated on October 7, 2021.
“Merger Sub 1” means Focus Impact BH3 Merger Sub 1, LLC, a Delaware limited liability company.

“Merger Sub 2” means Focus Impact BH3 Merger Sub 2, Inc., a Delaware corporation.
“Net Debt Adjustment” means an amount (which may be a negative number) equal to (a) the aggregate amount of all indebtedness of XCF and its subsidiaries and New Rise, as of 11:59 pm. Eastern Time on the date prior to the Closing Date minus (b) the aggregate amount of all cash and cash equivalents held by XCF and its subsidiaries and New Rise as of 11:59 pm. Eastern Time on the date prior to the Closing Date (including checks, credit card receivables, bank deposits, but excluding restricted cash and customer deposits), whether or not kept “on site” or held in deposit, checking, savings, brokerage or other accounts of or in any safety deposit box or other storage device.
“Net Equity Value” means an amount equal to (a) $1,750,000,000, minus (b) the Net Debt Adjustment, minus (c) the Unpaid XCF Expenses.
“New Rise” means New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company.
“New Rise Acquisitions” means the acquisitions of New Rise pursuant to those certain Membership Interest Purchase Agreements by and between XCF and the owners of New Rise.
“NewCo” means Focus Impact BH3 NewCo, Inc., a Delaware corporation.
“NewCo Board” means the board of directors of NewCo.
“NewCo Bylaws” means the amended and restated bylaws of NewCo following the completion of the Business Combination.
“NewCo Charter” means the amended and restated certificate of incorporation of NewCo following the completion of the Business Combination.
“NewCo Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of NewCo.
“NewCo Merger” means the merger of Focus Impact with and into Merger Sub 1, with Merger Sub 1 being the surviving entity of the NewCo Merger.
“NewCo Merger Effective Time” means the time of filing on the Closing Date, or such later time as may be specified in the articles of merger in the form to be agreed to by Focus Impact and XCF, that Focus Impact, NewCo and Merger Sub 1 will cause the NewCo Merger to be consummated by filing the certificate of merger with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL and the Limited Liability Company Act of the State of Delaware, as amended.
“NewCo Warrants” means warrants of NewCo each exercisable for one share of NewCo Class A Common Stock.
“PIPE Financing” means the proposed equity financing for up to $50 million gross proceeds to be consummated by Focus Impact at the Closing.
“PIPE Investors” means the investors who subscribe for shares in the PIPE Financing.
“Polar” means Polar Multi-Strategy Master Fund.
“Polar Subscription Agreement” means the subscription agreement, dated November 2, 2023, by and among Focus Impact, the Sponsor and Polar, an unaffiliated third party, pursuant to which Polar agreed to a Capital Contribution from time to time, at the request of the Company, subject to terms and conditions.
“Private Placement Warrants” means the warrants to purchase Focus Impact Class A Common Stock purchased in a private placement concurrent with the IPO.
“Public Shares” means shares of Focus Impact Class A Common Stock issued as a component of the Units sold in the IPO (whether such shares were purchased in the IPO or in the secondary market following the IPO).
“Public Stockholders” means the holders of the Public Shares.
“Public Warrants” means the warrants included as a component of the Units sold in the IPO, each of which is exercisable for one share of Focus Impact Class A Common Stock, in accordance with its terms.
“Purchase Agreement” means the Purchase Agreement, dated September 27, 2023, by and among Focus Impact, the Former Sponsor and the Sponsor, pursuant to which the Sponsor (i) purchased an aggregate of

3,746,303 shares of Focus Impact Common Stock from the Former Sponsor and certain other stockholders of Focus Impact and 4,160,000 Private Placement Warrants from the Former Sponsor for an aggregate purchase price of $16,288.27 and (ii) became the sponsor of Focus Impact.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the U.S. Securities Act of 1933, as amended.
“Sponsor” means Focus Impact BHAC Sponsor, LLC, a Delaware limited liability company.
“Sponsor Holders” means the Sponsor, the Former Sponsor and the officers and directors of Focus Impact that hold Sponsor Shares.
“Sponsor Shares” means the Converted Focus Impact Class A Common Stock and the Focus Impact Class B Common Stock.
“Stockholder Proposals” means, individually or collectively as the context requires, the Business Combination Proposal and/or the Adjournment Proposal.
“Transfer Agent” means Continental Stock Transfer & Trust Company.
“Trust Account” means the trust account that holds a portion of the proceeds from the IPO and the sale of the Private Placement Warrants and that is maintained by Continental Stock Transfer & Trust Company, as trustee.
“Units” and “Focus Impact Units” each means the units of Focus Impact, each unit representing one share of Focus Impact Class A Common Stock and one-half of one redeemable warrant to acquire one share of Focus Impact Class A Common Stock, that were offered and sold in the IPO (less the number of units that have been separated into the underlying Public Shares and underlying Public Warrants upon the request of the holder thereof).
“Unpaid XCF Expenses” means the XCF expenses that are unpaid as of 11:59 pm. Eastern Time on the date prior to the Closing Date.
“XCF” means XCF Global Capital, Inc., a Nevada corporation, prior to the consummation of the Business Combination Agreement.

MARKET INDUSTRY AND DATA
Information contained in this proxy statement/prospectus concerning the market and the industry in which XCF competes, including its market position, general expectations of market opportunity and market size, is based on information from various third-party sources, on assumptions made by XCF based on such sources and XCF’s knowledge of the markets for its services and solutions. Any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Although XCF has not independently verified the accuracy or completeness of any third-party information, XCF believes the industry and market position information included in this proxy statement/prospectus is reliable. The industry in which XCF operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in the section entitled “Risk Factors” and elsewhere in this proxy statement/prospectus.

QUESTIONS AND ANSWERS
The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the special meeting and the proposals to be presented at the special meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that may be important to Focus Impact stockholders. Stockholders are urged to read this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, the proposed Business Combination and the voting procedures for the special meeting.
Q.	Why am I receiving this proxy statement/prospectus?
A.
Focus Impact has entered into the Business Combination Agreement, dated as of March 11, 2024 (as it may be amended or restated from time to time, the “Business Combination Agreement”), by and among Focus Impact, NewCo, Merger Sub 1, Merger Sub 2 and XCF, pursuant to which (i) Focus Impact will merge with and into Merger Sub 1 (the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger as a direct wholly owned subsidiary of NewCo, and (x) each share of Focus Impact Class A Common Stock outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo Class A Common Stock, (y) each share of Focus Impact Class B Common Stock outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo Class A Common Stock, and (z) each warrant of Focus Impact outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one NewCo Warrant, with NewCo assuming Focus Impact’s rights and obligations under the existing warrant agreement, and (ii) immediately following the NewCo Merger, Merger Sub 2 will merge with and into XCF (the “Company Merger”), with XCF being the surviving corporation of the Company Merger as a direct wholly owned subsidiary of NewCo, and each share of common stock of XCF outstanding immediately prior to the effectiveness of the Company Merger will be converted into the right to receive shares of NewCo Class A Common Stock determined in accordance with the Business Combination Agreement based on a pre-money equity value of XCF of $1,750,000,000, subject to adjustments for net debt and transaction expenses, and a price of $10.00 per share of NewCo Class A Common Stock. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A, and Focus Impact encourages its stockholders to read it in its entirety. Focus Impact’s stockholders are being asked to consider and vote upon the Business Combination Proposal to approve and adopt the Business Combination Agreement, among other Stockholder Proposals. See the section titled “Proposal No.1 - The Business Combination Proposal.”

The Focus Impact Units, Focus Impact Class A Common Stock and Public Warrants are currently listed on the OTC Pink under the symbols “BHACU,” “BHAC” and “BHACW,” respectively. NewCo intends to apply to list the shares of its NewCo Class A Common Stock and NewCo Warrants on the New York Stock Exchange (“NYSE”) or The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “SAFX” and “SAFXW” respectively, upon the Closing.
This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the proposals to be acted upon at the special meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. This document also constitutes a prospectus of NewCo with respect to its NewCo Class A Common Stock and NewCo Warrants.
Q.	When and where is the special meeting?
A.
The special meeting will be held virtually at https://www.cstproxy.com/focusimpactbh3/2025 on February 27, 2025, at 11:00 a.m., Eastern Time, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned.

Q.	How do I attend the special meeting?
A.
If you are a registered stockholder, you will receive a proxy card from the Transfer Agent. The form contains instructions on how to attend the special meeting, including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact the Transfer Agent at 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the special meeting starting on February 24, 2025, at 11:00 a.m., Eastern Time (three business days prior to the meeting date). Enter the URL address into your browser.

https://www.cstproxy.com/focusimpactbh3/2025, enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the special meeting you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the special meeting.
Stockholders who hold their investments through a bank or broker, will need to contact the Transfer Agent to receive a control number. If you plan to vote at the special meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, the Transfer Agent will issue you a guest control number with proof of ownership. In either case, you must contact the Transfer Agent for specific instructions on how to receive the control number. The Transfer Agent can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.
If you do not have access to the internet, you can listen only to the meeting by dialing 1 800-450-7155 (toll-free) (or +1 857-999-9155 if you are located outside the United States and Canada (standard rates apply)) and when prompted enter the pin number 0207578#. Please note that you will not be able to vote or ask questions at the special meeting if you choose to participate telephonically.
Q.	What matters will stockholders consider at the special meeting?
A.	At the Focus Impact special meeting of stockholders, Focus Impact will ask its stockholders to vote in favor of the following Stockholder Proposals:
•	The Business Combination Proposal - a proposal to approve and adopt the Business Combination Agreement and the Business Combination; and
•
The Adjournment Proposal - a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are insufficient votes to approve the Business Combination Proposal or (ii) where the board of directors of Focus Impact has determined it is otherwise necessary.

If Focus Impact’s stockholders do not approve the Business Combination Proposal, then unless certain conditions in the Business Combination Agreement are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate and the Business Combination may not be consummated. See the sections entitled “Proposal No. 1 - The Business Combination Proposal” and “Proposal No. 2 - The Adjournment Proposal.”
Focus Impact will hold the special meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the special meeting. Stockholders of Focus Impact should read it carefully.
After careful consideration, Focus Impact’s board of directors has determined that the Business Combination Proposal and the Adjournment Proposal are in the best interests of Focus Impact and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.
The existence of financial and personal interests of one or more of Focus Impact’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Focus Impact and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, Focus Impact’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Proposal No. 1 - The Business Combination Proposal - Interests of Focus Impact’s Directors and Officers in the Business Combination” for a further discussion of these considerations.
Q.	Are any of the proposals conditioned on one another?
A.	None of the Stockholder Proposals is conditioned upon the approval of any other proposal.
Q.	Why is Focus Impact proposing the Business Combination?
A.
Focus Impact was organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. Focus Impact is not limited to any particular industry or sector.

Focus Impact received $232,300,000 from the IPO (including net proceeds from the exercise by the underwriters of their over-allotment option) and sale of the Private Placement Warrants, which was placed into the Trust Account immediately following the initial public offering. In accordance with the Existing Charter, the funds held in the Trust Account will be released upon the consummation of the Business Combination. See the question entitled “What happens to the funds held in the Trust Account upon consummation of the Business Combination?”
There currently are 5,312,124 shares of Focus Impact Class A Common Stock issued and outstanding, of which 1,212,124 are held by Public Stockholders and 1,608,333 shares of Focus Impact Class B Common Stock outstanding. In addition, there currently are 17,900,000 warrants issued and outstanding, consisting of 11,500,000 Public Warrants and 6,400,000 Private Placement Warrants. Each whole warrant entitles the holder thereof to purchase one share of Focus Impact Class A Common Stock at a price of $11.50 per share. The Public Warrants will become exercisable on the later of 30 days after the completion of a business combination and 12 months from the closing of the IPO, and expire at 5:00 p.m., New York City time, five years after the completion of a business combination or earlier upon redemption or liquidation. The Private Placement Warrants, however, are non-redeemable so long as they are held by the Sponsor or its permitted transferees.
Under the Existing Charter, Focus Impact must provide all holders of Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of Focus Impact’s initial business combination in conjunction with a stockholder vote.
Q.	Did the board of directors of Focus Impact obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?
A.
Yes. The opinion of EntrepreneurShares Valuation Services (“EntrepreneurShares”) was rendered to Focus Impact’s board of directors on March 11, 2024 to the effect that, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by EntrepreneurShares in preparing its opinion (attached as Annex I to this proxy statement/prospectus), the Consideration (as defined in such opinion) to be paid by Focus Impact to the XCF stockholders pursuant to the Business Combination Agreement was fair from a financial point of view to the Public Stockholders (other than XCF, the Sponsor and their respective affiliates) (the “Fairness Opinion”), as more fully described in the section entitled “Proposal No. 1 - The Business Combination Proposal - Opinion of EntrepreneurShares Valuation Services.”

Q.
What are some of the positive and negative factors that Focus Impact’s board of directors considered when determining to enter into the Business Combination Agreement and its rationale for approving the Business Combination?

A.	The positive factors considered by Focus Impact’s board of directors include, but were not limited to, the following:
•
Growing Total Addressable Market. Focus Impact’s board of directors considered that the renewable fuel market is experiencing increased demand worldwide. According to the International Energy Agency (“IEA”), the aviation industry’s share of global energy-related carbon emissions has been growing faster in recent decades than any other mode of transportation and grew at an average of 2.3% per year from 1990 to 2019. According to Coherent Market Insights, the global market for sustainable aviation fuel (“SAF”), a synthetic kerosene derived from non-food feedstocks such as waste oils and fats, green and municipal waste, and non-food crops and, currently, blended with conventional Jet-A fuel, is expected to reach approximately $20.0 billion in size by 2030. The International Air Transport Association (IATA) estimates the number of flights operated on SAF and the volume of SAF forward purchases were 500 and $2.5 billion, respectively, in 2016 and are expected to grow to 2 million and $30 billion, respectively, by 2025. XCF intends to produce second-generation cellulosic SAF which is produced from plants and/or SAF that has been produced from waste oils. This renewable fuel is engineered to achieve net zero emissions and provides a drop-in fuel solution which means that the fuel is compatible with existing aircraft engines and fuel infrastructure. SAF is a synthetic jet fuel chemically identical to conventional jet fuel, and can be used in engines without the need for blending with petroleum fuels or costly engine modifications. As XCF is currently focused on pure play SAF production, Focus Impact’s board of directors believes XCF is well-positioned to address the needs of the growing SAF market.

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Hydroprocessing-Powered and Feedstock-Agnostic Business Model. XCF’s SAF production technology uses hydroprocessing, a process which removes sulfur, oxygen, nitrogen and metals from the feedstock, to convert fats, oils and greases and allows for the use of a variety of feedstocks, including agricultural residues, which results in the production of a drop-in conventional jet fuel substitute that does not require modifications to existing aircraft or fuel infrastructure and offers a pathway to efficient transition to sustainable aviation.

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Scalable Plant Building Model and SAF Production Capacity. XCF’s SAF plants rely on (i) modular and repeatable plant design and (ii) proven technologies provided by experienced equipment providers, both of which position it to scale its operations efficiently and to play a leading role in the SAF market moving forward. XCF estimates that it has the capacity to ramp up its current production capacity of 38 million gallons of neat SAF to an anticipated expansion to over 150 million gallons per year over the next 5 years. Market and Regulatory Tailwinds. XCF’s focus on pure play SAF production benefits from the confluence of growing public and private support of SAF, the aviation sector’s growing interest in SAF and a favorable regulatory and policy environment at the federal and state levels.

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Strong Project Pipeline. XCF’s management team has identified over 6 locations across the United States for future expansion plants. The Focus Impact management team anticipates that XCF’s near-term expansion pipeline represents an opportunity to generate more than $300 million in EBITDA within 3 years. In support of the SAF Grand Challenge, a US government-wide commitment to scale up the production of SAF to 35 billion gallons per year by 2050 with a near-term milestone of 3 billion gallons by 2030, major airlines have set 2030 targets for incorporating SAF into their fuel procurement programs. According to the Sustainable Aviation Fuel Market Outlook (June 2024 update) by SkyRNG, SAF capacity announcements to date in the US are expected to produce 2.2 billion gallons of SAF by 2030 leaving a potential shortfall of around 800 million gallons of SAF necessary for achieving the 2030 milestone. As a result of demand from airlines for realizing near-term sustainability targets and an anticipated shortfall of production capacity through 2030, we believe SAF pricing will continue to be supported due to the forecasted shortfall in volume as we bring our initial facility online in 2024 and additional facilities online in 2026 and 2028. We intend to use our initial facility as a construction blueprint for future facilities, and accordingly assume that the expense structure and EBITDA potential of future facilities will be similar to our initial facility. In the next year, we anticipate that our initial facility will produce neat SAF at a steady-state annual capacity of 38 million gallons, and upon completion and commissioning of the three subsequent planned facilities by 2028, we expect linear expansion in EBITDA of three to four times.

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Due Diligence. Focus Impact’s board of directors reviewed and discussed in detail the results of the due diligence examination of XCF conducted by Focus Impact’s management team and Focus Impact’s financial, technical and legal advisors, which included a number of meetings with XCF’s management team regarding XCF’s business and business plan, operations, prospects and forecasts, valuation analyses with respect to the Business Combination, review of near-term and executable contracts, strategic partnerships and other material matters, as well as general financial, technical, market, legal, insurance, tax and accounting due diligence. In particular in addition to its primary due diligence, the Focus Impact management team engaged: (i) Kirkland & Ellis LLP as its legal adviser, who conducted a comprehensive review of XCF’s legal structure, business contracts, financing agreements and legal status, (ii) Marsh USA LLC (“Marsh”) to conduct a review and assessment of XCF’s insurance and risk management policies, and (iii) Zukin Certification Services, LLC (“Zukin”) to conduct a reasonable basis review of XCF’s Initial Financial Projections (as defined below) and preparedness to be a public company. Focus Impact’s board of directors reviewed reports from each of these advisers and had the opportunity to ask questions regarding the reports. Neither the Marsh review nor the legal due diligence resulted in any material red flags that impacted the negotiations of the transaction structure or legal documentation.

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Upside Potential. Focus Impact’s board of directors believes that XCF holds substantial upside potential in light of (i) the industry and business characteristics outlined above and (ii) the relative valuation multiples of projected XCF revenue based on implied transaction value in comparison to comparable renewable natural gas and other producers of biofuels, a renewable energy source derived from biomass which are renewable organic material such as plants, algae, or animal waste that can be used as a source of fuel. As noted in a presentation submitted by the Focus Impact management team to Focus Impact’s board of directors, the average multiple of revenue and EBITDA projected for comparable companies in 2025 is

1.63x and 8.02x, respectively, whereas the multiple of revenue and EBITDA projected for XCF in 2025 at the implied transaction value is 3.48x and 6.77x, respectively. The material findings of the presentation provided by the Focus Impact management team to the Focus Impact board of directors included, among other things, that (i) XCF participated in a growing industry, (ii) there is strong public and private support for the adoption of sustainable aviation fuel, (iii) XCF has elements of a strong business model with proven technology and feedstock sourcing, near-term cash flow visibility and an experienced management team and (iv) the Company has a replicable facility design supporting a strong growth plan. In determining the enterprise value multiple of revenue and EBITDA for public companies that are comparable to XCF, Focus Impact management compared XCF to a universe of public peers that included renewable diesel and sustainable aviation fuel producers such as Calumet, Neste, Gevo, LanzaJet and Vertex, as well as renewable natural gas and other biofuel producers such as Aemetis, Ameresco, Darling Ingredients, Green Plains, Montauk Renewables and Opal Fuels. Focus Impact management’s findings were supported by the Initial Financial Projections that XCF provided the Focus Impact management team, which were subject to several estimates and assumptions. See the section entitled “Proposal No. 1 – The Business Combination Proposal – Certain Forecasted Information about XCF” for more information. Focus Impact’s board of directors believes that, when combined with the industry and business characteristics described above, these relative valuation multiples provide a source of potential upside for Focus Impact stockholders in the Business Combination.
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Public Listing as Pure Play SAF Producer through Business Combination. Subject to NYSE or Nasdaq listing approval, the Business Combination would represent an opportunity to bring a significant pure play SAF company to the U.S. public markets and position XCF as a leader in this growing sector. The Business Combination represents an opportunity for XCF to raise capital, receive additional coverage and gain higher visibility among retail investors and large institutional investors.

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Financial Condition. Focus Impact’s board of directors reviewed factors such as XCF’s historical financial results, outlook and business and financial plans, as well as near-term cash flow visibility, and certain relevant information provided by and comparative analyses undertaken by Cohen & Company Capital Markets and EntrepreneurShares with respect to precedent transactions and companies that could have been potential alternative transaction counterparties to XCF for Focus Impact. In reviewing these factors, Focus Impact’s board of directors believed that XCF was well-positioned for strong potential future growth in its industry and represented a significant opportunity for value creation for Focus Impact stockholders.

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Fairness Opinion. Focus Impact’s board of directors took into account the oral opinion of EntrepreneurShares (subsequently confirmed in writing), rendered on March 11, 2024, to the effect that, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by EntrepreneurShares in preparing its opinion (attached as Annex I to this joint proxy statement/prospectus), the Business Combination was fair from a financial point of view for the holders of shares of Focus Impact Common Stock (other than the Sponsor, any of its affiliates and any other holder of shares of Focus Impact Class B Common Stock), as more fully described in the section entitled “Proposal No. 1 – The Business Combination Proposal – Opinion of EntrepreneurShares Valuation Services.”

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Conclusion of the Reasonable Basis Review. Focus Impact’s board of directors took into account Zukin’s findings, as presented to Focus Impact’s board of directors following Zukin’s reasonable basis review, that there is a reasonable basis for the Initial Financial Projections provided by XCF’s management to Focus Impact. Focus Impact’s board of directors was not required under the Existing Charter to obtain the reasonable basis review but did so as part of its due diligence of XCF’s Initial Financial Projections and evaluation of the Business Combination. See the section entitled “Proposal No. 1 – The Business Combination Proposal – Reasonable Basis Review of XCF’s Initial Financial Projections and Underlying Assumptions” for further information relating to Zukin’s analysis and report.

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Alternative Transactions. Focus Impact completed its IPO in October 2021 with the objective of consummating an attractive business combination. Since that time, as more fully described in the section entitled “Proposal No. 1 - The Business Combination Proposal - The Background of the Business Combination.” Focus Impact has evaluated numerous opportunities for a potential business combination. Focus Impact’s board of directors determined, based on the terms of the Business Combination, its review of XCF’s business and the financial data provided to Focus Impact, including XCF’s projected financial statements for the calendar years ended 2024 and 2025, the due diligence of XCF conducted by Focus Impact’s management and Focus Impact’s advisors and a thorough review of other business combination opportunities reasonably available to Focus Impact, that the proposed Business Combination represents the best potential business combination for Focus Impact based upon its evaluation and assessment of numerous other potential acquisition targets.
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Consistency with Focus Impact Business Strategy. XCF is consistent with Focus Impact’s mission to amplify positive impact by targeting its investment into a company that aims to deliver significant impact through the provision of its services to its customers and business partner relationships. Key characteristics of Focus Impact’s investment target included, among others, alignment with Sustainable Development Goals and significant attention to environmental, social and governance (ESG) considerations. Focus Impact’s board of directors believes that XCF is consistent with these criteria.

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Negotiated Transaction. The financial and other terms of the Business Combination Agreement and the Ancillary Documents (as defined below), and the fact that such terms and conditions were the product of arm’s length negotiations between Focus Impact and XCF.

Focus Impact’s board of directors also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:
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Macroeconomic Risks. The risk that the future financial performance of XCF and NewCo may not meet the expectations of Focus Impact’s board of directors due to factors out of XCF’s control, including due to economic cycles or other macroeconomic factors (including those set forth in the section entitled “Risk Factors” of this proxy statement/prospectus).

•	Development Stage Company Risk. The risk that XCF does not yet have operations, and its projected future operations are significantly dependent on the successful acquisition of New Rise.
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Execution Risk. Given the nature of XCF’s business and its early stage of operations, a failure to successfully secure additional funding or to successfully progress project development will result in a substantially negative outcome for the combined company.

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Regulation. The risk that changes in the regulatory and legislative landscape or new SAF industry developments may adversely affect the projected financial results and the other business benefits anticipated to result from the Business Combination.

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Litigation Related to the Business Combination. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Market Volatility. The possibility that the market for Focus Impact Class A Common Stock experiences volatility and disruptions, causing deal disruption.
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Business and Industry Risks. The risks relating to (i) increased competition in the SAF and renewable fuel markets in which XCF operates, including the potential for new entrants and innovation, (ii) XCF’s ability to successfully identify and secure additional SAF customers and the availability and price of feedstock, (iii) XCF’s ability to successfully operate its SAF facilities to meet their expected volumes and at their expected costs, (iv) changes in governmental spending and general economic conditions in markets in which XCF operates, including future commodity prices related to feedstock and SAF, (v) dependence on key executive management personnel, some of whom might not choose to remain with NewCo post-Closing and (vi) a possible resurgence in COVID-19 or the emergence of another global pandemic and other business risks (including those set forth in the section entitled “Risk Factors” of this proxy statement/prospectus).

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Potential Benefits May Not Be Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe and the significant fees, expenses and time and effort of management associated with completing the Business Combination.

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Transaction Certainty Risk. The risk that the Business Combination and related transactions might not be consummated or completed in a timely manner or that the Closing might not occur despite Focus Impact’s efforts, including by reason of a failure to obtain the approval of Focus Impact stockholders, litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin the consummation of the Business Combination.
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Redemption Risk. The potential that a significant number of Focus Impact stockholders may elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Existing Charter, which would reduce the gross proceeds to NewCo from the Business Combination and, therefore, could hinder NewCo’s ability to continue its development and growth.

•	Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Focus Impact’s control.
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Listing Risks. The challenges associated with preparing XCF for the applicable disclosure, controls and listing requirements, including compliance with the SEC’s requirements regarding internal controls over financial reporting, to which NewCo will be subject as a publicly traded company on NYSE or Nasdaq, and the increases in legal, accounting and compliance expenses that will result from (i) consummating the Business Combination and (ii) maintaining the listing of NewCo’s securities on NYSE or Nasdaq following the Business Combination may be greater than XCF anticipates.

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Liquidation of Focus Impact. The risks and costs to Focus Impact if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in the liquidation of Focus Impact.

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Post-Business Combination Ownership and Corporate Governance in NewCo. The fact that current Focus Impact stockholders will hold a minority position in NewCo, and the fact that Focus Impact’s board of directors will be classified and that all NewCo directors will not be elected annually.

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Fees and Expenses. The expected fees and expenses associated with the Business Combination, some of which would be payable regardless of whether or not the Business Combination is ultimately consummated.

•	Risk Factors. Focus Impact’s board of directors considered risks of the type and nature described under the section entitled “Risk Factors.”
In addition to considering the factors described above, Focus Impact’s board of directors also considered that certain of the officers and directors of Focus Impact may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Focus Impact’s stockholders, including the matters described under the sections entitled “Risk Factors” and “Proposal No. 1 - The Business Combination Proposal - Interests of Focus Impact’s Directors and Officers in the Business Combination.”
Focus Impact’s board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the IPO and would be included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company and (iii) the Business Combination was structured so that the Business Combination may be completed even if Public Stockholders redeem a substantial portion of the Public Shares.
The above discussion of the material factors considered by Focus Impact’s board of directors is not intended to be exhaustive but does set forth the principal factors considered by Focus Impact’s board of directors.
Q.	What will happen upon the consummation of the Business Combination?
A.
In accordance with the terms and subject to the conditions of the Business Combination Agreement, the parties to the Business Combination Agreement have agreed that, in connection with the Closing, the parties shall undertake a series of transactions pursuant to which (i) Focus Impact will merge with and into Merger Sub 1 (the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger as a direct wholly owned subsidiary of NewCo, and (x) each share of Focus Impact Class A Common Stock outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo Class A Common Stock, (y) each share of Focus Impact Class B Common Stock outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo Class A Common Stock, and (z) each warrant of Focus Impact outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one NewCo Warrant, with NewCo assuming Focus Impact’s rights and obligations under the existing warrant agreement, and (ii) immediately following the NewCo Merger, Merger Sub 2 will merge with and into XCF (the “Company Merger”), with XCF being the surviving corporation of the Company Merger as a direct wholly owned subsidiary of NewCo, and each share of common stock of XCF outstanding immediately prior to the effectiveness of the Company Merger will be converted into the right to receive shares of NewCo Class A Common Stock determined in accordance with the Business Combination Agreement based on a pre-money equity value of XCF of $1,750,000,000 (the “Per Share Company Merger Consideration”), subject to adjustments for net debt and transaction expenses, and a price of $10.00 per share of NewCo Class A Common Stock.
Upon the consummation of the NewCo Merger: (i) each share of Focus Impact Class A Common Stock issued and outstanding immediately prior to the effectiveness of the NewCo Merger shall be automatically cancelled, extinguished and converted into one share of NewCo Class A Common Stock, following which time all shares of Focus Impact Class A Common Stock shall cease to be outstanding and shall automatically be cancelled and extinguished and shall cease to exist by virtue of the NewCo Merger and without any action on the part of any party or the holders thereof; (ii) each share of Focus Impact Class B Common Stock issued and outstanding immediately prior to the effectiveness of the NewCo Merger shall be automatically cancelled, extinguished and converted into one share of NewCo Class A Common Stock, following which time all shares of Focus Impact Class B Common Stock shall cease to be outstanding and shall automatically be cancelled and extinguished and shall cease to exist by virtue of the NewCo Merger and without any action on the part of any party or the holders thereof; (iii) each warrant of Focus Impact issued and outstanding immediately prior to the effectiveness of the NewCo Merger will automatically become a NewCo Warrant at the same exercise price per share and on the same terms in effect immediately prior to the effectiveness of the NewCo Merger, and the rights and obligations of Focus Impact under the existing warrant agreement will be irrevocably assigned and assumed by NewCo; (iv) any shares of Focus Impact that are owned by Focus Impact or any subsidiary of Focus Impact, or that are held as treasury shares, in each case as of the effectiveness of the NewCo Merger, shall automatically be cancelled, retired and extinguished and shall cease to exist, without any conversion thereof or payment therefor; and (v) the membership interests of Merger Sub 1 issued and outstanding immediately prior to the effectiveness of the NewCo Merger shall be converted into and become the membership interests of the surviving entity in the NewCo Merger, which shall constitute all of the issued and outstanding equity interests of the surviving entity in the NewCo Merger immediately after the effectiveness of the NewCo Merger.
Upon the consummation of the Company Merger: (i) each share of common stock of XCF outstanding immediately prior to the effectiveness of the Company Merger shall be automatically cancelled, extinguished and converted into the right to receive the Per Share Company Merger Consideration, following which time all shares of common stock of XCF shall cease to be outstanding and shall automatically be cancelled and extinguished and shall cease to exist by virtue of the Company Merger and without any action on the part of any party or the holders thereof; (ii) any shares of XCF that are owned by XCF or any subsidiary of XCF, or that are held as treasury shares, in each case as of the effectiveness of the Company Merger, shall automatically be cancelled, retired and extinguished and shall cease to exist, without any conversion thereof or payment therefor; and (iii) each share of capital stock of Merger Sub 2 that is issued and outstanding immediately prior to the effectiveness of the Company Merger shall be automatically cancelled and extinguished and converted into one share of common stock of the surviving corporation in the Company Merger.
Each share of NewCo Class A Common Stock will provide the holder the rights to vote, receive dividends, and share in distributions in connection with a liquidation and other stockholder rights with respect to NewCo.
Q.	Do I have redemption rights?
A.
If you are a Public Stockholder, you may redeem your Public Shares for cash equal to your pro rata share of the aggregate amount on deposit in the Trust Account, as of two business days prior to the Closing, including interest earned on the funds held in the Trust Account and not previously released to Focus Impact to pay its taxes, upon the Closing. Holders of the outstanding Public Warrants do not have redemption rights with respect to such warrants in connection with the Business Combination.

If a holder exercises its redemption rights, then such holder will be exchanging its Focus Impact Class A Common Stock for cash and will only have equity interests in NewCo pursuant to the exercise of its Public Warrants, to the extent it still holds Public Warrants. Public Stockholders may continue to hold Public Warrants after the Closing regardless of their election to redeem their Focus Impact Class A Common Stock. The aggregate market value of the Public Warrants that may be retained by them, based on the closing trading price per Public Warrant as of the Record Date, would be $230,000 regardless of the amount of redemptions by the Public Stockholders.
The Sponsor Holders have agreed to waive their redemption rights with respect to their Sponsor Shares and any Public Shares that they may have acquired during or after the IPO in connection with the completion of Focus Impact’s business combination. The Sponsor Shares held by the Sponsor Holders and the Anchor Investors will be excluded from the pro rata calculation used to determine the per share redemption price. For illustrative purposes, based on funds in the Trust Account of approximately $13,052,691 (after removing interest that will be released to Focus Impact to pay its taxes prior to the special meeting) on February 3, 2025, the estimated per share redemption price would have been approximately $10.77. Additionally, Public Shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise, holders of such shares will only be entitled to a pro rata portion of the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Focus Impact to pay its taxes, in connection with the liquidation of the Trust Account.
Q.	Will how I vote affect my ability to exercise redemption rights?
A.
No. You may exercise your redemption rights whether you vote your Public Shares for or against the Business Combination Proposal and other Stockholder Proposals or do not vote your shares. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Public Shares and no longer remain stockholders, leaving stockholders who choose not to redeem their Public Shares holding shares in a company with a less liquid trading market, fewer stockholders, less cash, and the potential inability to meet the listing standards of the NYSE or Nasdaq.

Q.	How do I exercise my redemption rights?
A.
In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern Time, on February 25, 2025 (two business days before the special meeting of stockholders), (i) submit a written request to the Transfer Agent to redeem your Public Shares for cash, and (ii) deliver your stock to the Transfer Agent physically or electronically through the Depository Trust Company. For the address of the Transfer Agent, see the question “Who can help answer my questions?” below. Focus Impact requests that any requests for redemption include the identity as to the beneficial owner making such request. Electronic delivery of your shares generally will be faster than delivery of physical stock certificates.

A physical stock certificate will not be needed if your stock is delivered to the Transfer Agent electronically. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, the Depository Trust Company and the Transfer Agent will need to act to facilitate the request. It is Focus Impact’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, because Focus Impact does not have any control over this process or over the brokers or the Depository Trust Company, it may take significantly longer than two weeks to obtain a physical stock certificate. Accordingly, if it takes longer than anticipated for stockholders to deliver their shares, stockholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their shares. In the event that a stockholder fails to comply with the various procedures that must be complied with in order to validly tender or redeem Public Shares, its shares may not be redeemed.
Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Focus Impact’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares to the Transfer Agent for redemption and decide within the required timeframe not to exercise your redemption rights, you may request that the Transfer Agent return the shares (physically or electronically). You may make such request by contacting the Transfer Agent at the phone number or address listed under the question, “Who can help answer my questions?”
Q.	What are the U.S. federal income tax consequences of exercising my redemption rights?
A.
The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. See the section titled “Material U.S. Federal Income Tax Considerations - Material U.S. Federal Income Tax Considerations of Redemption.” You are urged to consult your tax advisor regarding the tax consequences of exercising your redemption rights.

Q.	What are the U.S. federal income tax consequences of the NewCo Merger?
A.
As discussed more fully under “Material U.S. Federal Income Tax Considerations”, it is intended that the NewCo Merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). See the section titled “Material U.S. Federal Income Tax Considerations - Material U.S. Federal Income Tax Considerations of the NewCo Merger - F Reorganization.” However, neither NewCo nor Focus Impact intends to or has sought any rulings from the IRS regarding the U.S. federal income tax consequences of the NewCo Merger. Accordingly, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the tax treatment of the NewCo Merger discussed herein. You are urged to consult your tax advisor regarding the tax consequences of the NewCo Merger.

Q.	What are the U.S. federal income tax consequences of the Company Merger?
A.
As discussed more fully under “Material U.S. Federal Income Tax Considerations”, it is intended that the Company Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. See the section titled “Material U.S. Federal Income Tax Considerations - Material U.S. Federal Income Tax Considerations of the Company Merger - §368(a) Reorganization.” Assuming the Company Merger so qualifies, an XCF U.S. holder (as defined herein) generally should not recognize gain or loss for U.S. federal income tax purposes on receipt of NewCo Common Stock issued in the Company Merger. However, none of the Company, Merger Sub 2, or NewCo intends to or has sought any rulings from the IRS regarding the U.S. federal income tax consequences of the Company Merger. Accordingly, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the tax treatment of the Company Merger discussed herein. You are urged to consult your tax advisor regarding the tax consequences of the Company Merger.

Q.	If I hold Public Warrants, can I exercise redemption rights with respect to my warrants?
A.
No. Holders of Public Warrants have no redemption rights with respect to the Public Warrants. However, if such holders choose to redeem their shares of Focus Impact Class A Common Stock, those holders may still exercise their Public Warrants if the Business Combination is consummated.

Q.	How will the NewCo Public Warrants differ from the NewCo Private Placement Warrants and what are the related risks for any NewCo Public Warrant holder following the Business Combination?
A.
The Focus Impact Public Warrants are identical to the Focus Impact Private Placement Warrants in their respective material terms and provisions, except that the Private Placement Warrants will not be redeemable by Focus Impact so long as they are held by the Sponsor or any of its permitted transferees. If the Focus Impact Private Placement Warrants are held by holders other than the Sponsor or any of its permitted transferees, they will be redeemable by Focus Impact and exercisable by the holders on the same basis as the Public Warrants. The Sponsor has agreed, subject to certain exceptions, not to transfer, assign or sell any of the Private Placement Warrants until 30 days after the consummation of the Business Combination. The aforementioned terms of the Private Placement Warrants are detailed in the Warrant Agreement and are not modified as a result of the Business Combination.

Following the consummation of the Business Combination, NewCo has the ability to redeem the outstanding Focus Impact Public Warrants for cash at any time after they become exercisable and prior to their expiration, in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption to each warrant holder, if, among other things, the closing price of the NewCo Common Stock is equal to or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days prior to the date on which NewCo sends the notice of redemption to warrant holders. The value received upon redemption of the warrants (i) may be less than the value the holders would have received if they have exercised their warrants at a later time when the underlying share price is higher and (ii) may not compensate the holders for the value of the warrants.
In addition, NewCo will have the ability to redeem the outstanding Focus Impact Public Warrants at any time after they become exercisable and prior to their expiration, in whole and not in part, at a price of $0.10 per warrant, upon a minimum of 30 days’ prior written notice of redemption to each warrant holder, if, among other things, the last reported sale price of NewCo Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days prior to the date on which NewCo sends the notice of redemption to the warrant holders. In such a case, the holders will be able to exercise their Focus Impact Public Warrants on a cashless basis prior to redemption for a number of the NewCo Common Stock determined based on the redemption date and the fair market value of the NewCo Common Stock. If the reference value is less than $18.00 per share, the Focus Impact Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Focus Impact Public Warrants, as described above. Any such redemption may have similar consequences to a cashless redemption described in “Description of Securities—Warrants—Redemption of NewCo Warrants when the price per share of the NewCO Common Stock equals or exceeds $10.00”. In addition, such redemption may occur at a time when the warrants are “out-of-the-money”, in which case warrant holders would lose any potential embedded value from a subsequent increase in the value of NewCo Common Stock had the warrants remained outstanding. For more information, see “Description of Securities—Warrants”.
In the event that NewCo determines to redeem the NewCo Public Warrants pursuant to Section 6.1 or Section 6.2 of the Warrant Agreement, NewCo will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by NewCo not less than thirty (30) days prior to the redemption date to the registered holders of NewCo Public Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner herein provided will be conclusively presumed to have been duly given whether or not the registered holder received such notice.
Q.	Do I have appraisal rights if I object to the proposed Business Combination?
A.	No. There are no appraisal rights available to holders of shares of Focus Impact Common Stock in connection with the Business Combination.
Q.	What happens to the funds held in the Trust Account upon consummation of the Business Combination?
A.
If the Business Combination is consummated, the funds held in the Trust Account will be released to pay (i) Public Stockholders who properly exercise their redemption rights and (ii) certain expenses incurred by XCF and Focus Impact in connection with the Business Combination, to the extent not otherwise paid prior to the Closing. The remaining funds available for release from the Trust Account will be used for general corporate purposes of NewCo following the Business Combination.

Q.	What happens if a substantial number of Public Stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?
A.
Public Stockholders may vote in favor of the Business Combination and still exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Stockholders are reduced as a result of redemptions by Public Stockholders.

As a result of redemptions, the trading market for NewCo Class A Common Stock may be less liquid than the market for Focus Impact Class A Common Stock was prior to the Business Combination and NewCo may not be able to meet the listing standards of a national securities exchange.
Additionally, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into NewCo will be reduced and NewCo may not be able to achieve its business plan and may require additional financing sooner than currently anticipated.
Furthermore, all outstanding warrants will continue to be outstanding following the Business Combination notwithstanding the actual redemptions. An aggregate value of our outstanding Focus Impact Public Warrants of approximately $230,000 (based on the closing price of the Focus Impact Public Warrants of $0.0201 as of the Record Date) may be retained by the redeeming stockholders even if there are maximum redemptions. The potential for the issuance of a substantial number of shares of Focus Impact Class A Common Stock upon exercise of these warrants could make Focus Impact less attractive to investors. Any such issuance will increase the number of issued and outstanding shares of Focus Impact Class A Common Stock and reduce the value of the outstanding Focus Impact Class A Common Stock following the Business Combination. The outstanding warrants could have the effect of depressing the per share price of Focus Impact Class A Common Stock.

Q.	What happens if the Business Combination is not consummated?
A.	There are certain circumstances under which the Business Combination Agreement may be terminated.
See the section titled “Business Combination Agreement - Termination” for information regarding the parties’ specific termination rights.
If Focus Impact does not complete the proposed Business Combination for whatever reason, Focus Impact would search for another business combination partner with which to complete a business combination. If Focus Impact does not complete a business combination with XCF or another business combination partner by February 7, 2025 (as may be extended until April 7, 2025), Focus Impact must redeem 100% of the outstanding Public Shares, at a per share price, payable in cash, equal to the amount then held in the Trust Account divided by the number of then outstanding Public Shares. The Sponsor and the officers and directors of Focus Impact have no redemption rights in the event a business combination is not consummated in the required time period, and, accordingly, their Sponsor Shares will be worthless. Additionally, in the event of such a liquidation, as described above, there will be no distribution with respect to outstanding Public Warrants and, accordingly, the Public Warrants will expire and be worthless.
Q.	What shall be the relative equity stakes of the Public Stockholders and the XCF security holders in NewCo upon completion of the Business Combination?
A.
Upon consummation of the Business Combination, NewCo shall become a new public company and each of Merger Sub 1 and XCF shall be a wholly owned subsidiary of NewCo. The former security holders of Focus Impact and XCF shall become security holders of NewCo.

Equity Ownership following the Business Combination
Upon consummation of the Business Combination, assuming a February 3, 2025 Closing Date, the post-Closing share ownership of NewCo assuming various levels of redemption by the Public Stockholders will be as follows:

	No Redemptions(1)		Assuming 50% Redemptions(2)		Maximum Redemptions(3)
	Shares	%	Shares	%	Shares	%
XCF Equityholders(4)	147,064,480	91.6	147,064,480	91.9	147,064,480	92.3
Crixus BH3 Sponsor LLC (the “Former Sponsor”)(5)	1,360,111	0.8	1,360,111	0.8	1,360,111	0.9
Public Stockholders(6)	1,776,049	1.1	1,169,987	0.7	563,925	0.4
Other Class B Holders(7)	651,919	0.4	651,919	0.4	651,919	0.4
Focus Impact BHAC Sponsor, LLC (the “Sponsor”)(8)	3,306,944	2.1	3,306,944	2.1	3,306,944	2.1
Polar Subscription Shares(9)	1,320,000	0.8	1,320,000	0.8	1,320,000	0.8
BTIG Shares(10)	100,000	0.1	100,000	0.1	100,000	0.1
PIPE Investors(11)	5,000,000	3.1	5,000,000	3.1	5,000,000	3.1
Total	160,579,503	100.0	159,973,441	100.0	159,367,379	100.0

(1)	Assumes that no shares of Focus Impact Class A Common Stock held by the Public Stockholders are redeemed. Percentages do not sum due to rounding.
(2)	Assumes that 606,062 million shares of Focus Impact Class A Common Stock, or 50% of the shares held by the Public Stockholders are redeemed. Percentages do not sum due to rounding.
(3)	Assumes that 1,212,124 million shares of Focus Impact Class A Common Stock, or 100% of the shares held by the Public Stockholders are redeemed. Percentages do not sum due to rounding.
(4)
Includes the conversion of 20,795,833 shares of XCF stock held by Sky MD, LLC, 1,600,000 shares of XCF stock held by members of XCF management and a consultant to XCF, 19,829,743 shares of XCF stock held by Southeast Renewables, LLC, of which 6,373,796 shares represent GL Part SPV I, LLC’s ownership interest in Southeast Renewables, LLC, 33,965,867 XCF stock held by GL Part SPV I, LLC, 375,000 shares of XCF stock held by Focus Impact Partners, LLC, 250,000 shares of XCF stock held by Innovativ Media Group, Inc., 107,430,000 shares of XCF stock issuable upon the closing of the New Rise Acquisitions. Shares attributable to XCF equity holders are converted at a ratio of 0.74 shares of NewCo Class A Common Stock for each share of XCF stock. In addition, shares held by XCF Equityholders includes 10,000,000 shares of NewCo that are issuable upon the closing of the Business Combination, in connection with the Soule Support Agreement dated March 11, 2024. Under the terms of this agreement, the promissory note, originally convertible into 10,000,000 common shares of XCF, was amended to allow for conversion on a 1:1 basis into 10,000,000 shares of NewCo Class A Common Stock.

(5)	The Former Sponsor has agreed not to redeem their shares.
(6)
Excludes 11,500,000 Public Warrants as the warrants are not expected to be in the money at Closing and includes 389,359 shares of Focus Impact Common Stock to be transferred by the Sponsor to certain Public Stockholders pursuant to certain non-redemption agreements, entered into as of October 6, 2023 by and among Focus Impact, the Former Sponsor, the Sponsor and certain Public Stockholders (the “October Non-Redemption Agreements”) and also includes 174,566 shares of NewCo Common Stock to be issued by NewCo to certain Public Stockholders pursuant to certain non-redemption agreements, entered into as of July 31, 2024 by and among Focus Impact, the Former Sponsor, the Sponsor and certain Public Stockholders (the “July Non-Redemption Agreements.”). In connection with a special meeting of stockholders in October 2023 at which the stockholders approved the extension of the date by which Focus Impact must complete a business combination, certain stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,946,794 shares of Focus Impact Class A Common Stock. In exchange for the foregoing commitments not to redeem such shares of Focus Impact Class A Common Stock, the Sponsor agreed to transfer an aggregate of 389,359 shares of Focus Impact Common Stock held by the Sponsor to such stockholders immediately following consummation of an initial business combination if they continued to hold such non-redeemed stock through the date of the special meeting. In connection with another special meeting of stockholders in July 2024 at which the stockholders again approved the extension of the date by which Focus Impact must complete a business combination, certain stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,047,399 shares of Focus Impact Class A Common Stock. In exchange for the foregoing commitments not to redeem such shares of Focus Impact Class A Common Stock, the NewCo agreed to issue an aggregate of 174,566 (and up to an aggregate of 232,750 shares of NewCo Common Stock if the Company utilizes another two monthly extensions) shares of NewCo Common Stock to such stockholders immediately following consummation of an initial business combination if they continued to hold such non-redeemed stock through the date of the special meeting.

(7)	Consists of the Anchor Investors and Focus Impact’s independent directors.
(8)	Excludes 389,359 shares of Focus Impact Common Stock to be transferred by the Sponsor to certain Public Stockholders pursuant to the Non-Redemption Agreements.
(9)
Assumes the full $1.2 million is called under the Polar Subscription Agreement, and is reimbursed with shares. On November 3, 2023, we entered into the Polar Subscription Agreement under which Polar agreed to make Capital Contributions to the Company. Pursuant to the Polar Subscription Agreement, the Capital Contribution shall be repaid to Polar by the Company within five (5) business days of the Company closing a business combination. Polar may elect to receive such repayment (i) in cash or (ii) in shares of common stock of the surviving entity in such business combination (the “Surviving Entity”) at a rate of one share of common stock for each ten dollars ($10.00) of the Capital Contribution that is funded. Additionally, in consideration of the Capital Contribution, at the closing of a business combination, the Surviving Entity will issue to Polar one share of common stock for each dollar of Capital Contribution that is funded prior to the Closing.

(10)	Assumes that 100,000 shares are issued to BTIG to satisfy the Capital Markets Advisory Fee.
(11)	Assumes $50 million is raised of equity PIPE Financing at $10.00 per share, currently there are no commitments for PIPE Financing.
Share ownership presented in the table above is only presented for illustrative purposes and are based on a number of assumptions. Focus Impact cannot predict how many of the Public Stockholders will exercise their right to have their shares of Focus Impact Class A Common Stock redeemed for cash. As a result, the redemption amount and the number of shares of Focus Impact Class A Common Stock redeemed in connection with the Business Combination may differ from the amounts presented above. As such, the ownership percentages and voting power of current Focus Impact stockholders may also differ from the presentation above if the actual redemptions are different from these assumptions. The Public Stockholders that do not elect to redeem their shares of Focus Impact Class A Common Stock will experience dilution as a result of the Business Combination. The Public Stockholders currently own 22.8% of the Focus Impact Class A Common Stock. As noted in the above table, if no Public Stockholders redeem their shares of Focus Impact Class A Common Stock in the Business Combination, the Public Stockholders will go from owning 22.8% of the Focus Impact Class A Common Stock prior to the Business Combination to owning 1.1% of the total shares outstanding of NewCo. The Public Stockholders will own approximately 0.7% and 0.4% of the total shares outstanding of NewCo, assuming redemptions equaling 50% and Maximum Redemption scenarios as shown above, respectively.

In addition to the changes in percentage ownerships depicted above, the following table summarizes the dilutive effect and the pro forma ownership of NewCo Common Stock following the Business Combination based on varying levels of redemptions by the Public Stockholders and the following additional assumptions: (i) 11,500,000 Public Warrants are exercised and (ii) 6,400,000 Focus Impact Sponsor Warrants are exercised.

	No Redemptions(1)		Assuming 50% Redemptions(2)		Maximum Redemptions(3)
	Shares	%	Shares	%	Shares	%
XCF Equityholders(4)	147,064,480	82.4	147,064,480	82.7	147,064,480	83.0
Former Sponsor Shares(5)	1,360,111	0.8	1,360,111	0.8	1,360,111	0.8
Public Stockholders(6)	1,776,049	1.0	1,169,987	0.7	563,925	0.3
Other Class B Holders(7)	651,919	0.4	651,919	0.4	651,919	0.4
Sponsor Shares(8)	3,306,944	1.9	3,306,944	1.9	3,306,944	1.9
Polar Subscription Shares(9)	1,320,000	0.7	1,320,000	0.7	1,320,000	0.7
BTIG Shares(10)	100,000	0.1	100,000	0.1	100,000	0.1
PIPE Investors(11)	5,000,000	3.1	5,000,000	2.8	5,000,000	2.8
Exercising Focus Impact Public Stockholder Warrants	11,500,000	6.4	11,500,000	6.5	11,500,000	6.5
Exercising Focus Impact Sponsor Warrants	6,400,000	3.6	6,400,000	3.6	6,400,000	3.6
Total	178,479,503	100	177,873,441	100	177,267,379	100

(1)	Assumes that no shares of Focus Impact Class A Common Stock held by the Public Stockholders are redeemed. Percentages do not sum due to rounding.
(2)	Assumes that 606,062 million shares of Focus Impact Class A Common Stock, or 50% of the shares held by the Public Stockholders are redeemed. Percentages do not sum due to rounding.
(3)	Assumes that 1,212,124 million shares of Focus Impact Class A Common Stock, or 100% of the shares held by the Public Stockholders are redeemed. Percentages do not sum due to rounding.
(4)
Includes the conversion of 20,795,833 shares of XCF stock held by Sky MD, LLC, 1,600,000 shares of XCF stock held by members of XCF management and a consultant to XCF, 19,829,743 shares of XCF stock held by Southeast Renewables, LLC, of which 6,373,796 shares represent GL Part SPV I, LLC’s ownership interest in Southeast Renewables, LLC, 33,965,867 XCF stock held by GL Part SPV I, LLC, 375,000 shares of XCF stock held by Focus Impact Partners, LLC, 250,000 shares of XCF stock held by Innovativ Media Group, Inc., 107,430,000 shares of XCF stock issuable upon the closing of the New Rise Acquisitions. Shares attributable to XCF equity holders are converted at a ratio of 0.74 shares of NewCo Class A Common Stock for each share of XCF stock. In addition, shares held by XCF Equityholders includes 10,000,000 shares of NewCo that are issuable upon the closing of the Business Combination, in connection with the Soule Support Agreement dated March 11, 2024. Under the terms of this agreement, the promissory note, originally convertible into 10,000,000 common shares of XCF, was amended to allow for conversion on a 1:1 basis into 10,000,000 shares of NewCo Class A Common Stock.

(5)	The Former Sponsor has agreed not to redeem their shares.
(6)
Excludes 11,500,000 Public Warrants as the warrants are not expected to be in the money at Closing and includes 389,359 shares of Focus Impact Common Stock to be transferred by the Sponsor to certain Public Stockholders pursuant to certain non-redemption agreements, entered into as of October 6, 2023 by and among Focus Impact, the Former Sponsor, the Sponsor and certain Public Stockholders (the “October Non-Redemption Agreements”) and also includes 174,566 shares of NewCo Common Stock to be issued by NewCo to certain Public Stockholders pursuant to certain non-redemption agreements, entered into as of July 31, 2024 by and among Focus Impact, the Former Sponsor, the Sponsor and certain Public Stockholders (the “July Non-Redemption Agreements.”). In connection with a special meeting of stockholders in October 2023 at which the stockholders approved the extension of the date by which Focus Impact must complete a business combination, certain stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,946,794 shares of Focus Impact Class A Common Stock. In exchange for the foregoing commitments not to redeem such shares of Focus Impact Class A Common Stock, the Sponsor agreed to transfer an aggregate of 389,359 shares of Focus Impact Common Stock held by the Sponsor to such stockholders immediately following consummation of an initial business combination if they continued to hold such non-redeemed stock through the date of the special meeting. In connection with another special meeting of stockholders in July 2024 at which the stockholders again approved the extension of the date by which Focus Impact must complete a business combination, certain stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,047,399 shares of Focus Impact Class A Common Stock. In exchange for the foregoing commitments not to redeem such shares of Focus Impact Class A Common Stock, the NewCo agreed to issue an aggregate of 174,566 (and up to an aggregate of 232,750 shares of NewCo Common Stock if the Company utilizes another two monthly extensions) shares of NewCo Common Stock to such stockholders immediately following consummation of an initial business combination if they continued to hold such non-redeemed stock through the date of the special meeting.

(7)	Consists of the Anchor Investors and Focus Impact’s independent directors.
(8)	Excludes 389,359 shares of Focus Impact Common Stock to be transferred by the Sponsor to certain Public Stockholders pursuant to the Non-Redemption Agreements.
(9)	Assumes the full $1.2 million is called under the Polar Subscription Agreement, and is reimbursed with shares.
(10)	Assumes that 100,000 shares are issued to BTIG to satisfy the Capital Markets Advisory Fee.
(11)	Assumes $50 million is raised of equity PIPE Financing at $10.00 per share, currently there are no commitments for PIPE Financing.

Please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.
In addition to the changes in percentage ownerships depicted above, variation in the levels of redemption will impact the dilutive effect of certain equity issuances related to the Business Combination. As illustrated in the table below, increasing levels of redemption will increase the dilutive effects of these issuances on non-redeeming stockholders. See the section entitled “Risk Factors — Focus Impact’s public stockholders will experience dilution due to the issuance of NewCo securities to existing XCF equity holders entitling them to significant voting stake in the combined company.”

	Assuming No Redemptions(1)		Assuming 50% Redemptions(2)		Assuming Maximum Redemptions(3)
	Number of Shares	Value per Share(4)	Number of Shares	Value per Share(5)	Number of Shares	Value per Share(6)
Base Scenario(7)	154,159,503(7)	$10.23	153,553,441(8)	$10.23	152,947,379(9)	$10.23
Assuming Polar Subscription Shares Issued(10)	155,479,503	$10.14	154,873,441	$10.14	154,267,379	$10.14
Assuming PIPE Financing(11)	159,159,503	$9.91	158,553,441	$9.91	157,947,379	$9.90
Assuming BTIG Shares Issued(12)	154,259,503	$10.22	153,653,441	$10.22	153,047,379	$10.22
Assuming all Focus Impact Public Stockholder Warrants are exercised(13)	165,659,503	$9.52	165,053,441	$9.52	164,447,379	$9.51
Assuming all Focus Impact Sponsor Warrants are exercised(14)	160,559,503	$9.82	159,953,441	$9.82	159,347,379	$9.82
Assuming the Polar Subscription Shares are issued, the PIPE Financing, the BTIG Shares are issued and all Public Warrants and Private Placement Warrants are exercised(15)	178,479,503	$8.84	177,873,441	$8.83	177,267,379	$8.82

(1)	Assumes that no shares of Focus Impact Class A Common Stock are redeemed.
(2)	Assumes that 606,062 million shares of Focus Impact Class A Common Stock, or 50% of the redeemable shares outstanding are redeemed.
(3)	Assumes that 1,212,124 million shares of Focus Impact Class A Common Stock, or 100% of the redeemable shares outstanding are redeemed.
(4)	Based on a post-transaction equity value of NewCo of approximately $1,577,051,716 calculated based on number of shares times market value of Focus Impact shares as of January 16, 2025 of $10.23.
(5)
Based on a post-transaction equity value of the Combined Company of approximately $1,570,585,034, or approximately $1,577,051,716 less the approximately $6,466,682 (or approximately $10.67 per share, representing its original per share portion of the principal in the trust account and the interest accrued thereon not previously released to Focus Impact to pay its taxes) that would be paid from the trust account to redeem 606,062 Public Shares in connection with the Business Combination.

(6)
Based on a post-transaction equity value of the Combined Company of approximately $1,564,118,353, or approximately $1,577,051,716 less the approximately $12,933,363 million (or approximately $10.67 per share, representing its original per share portion of the principal in the trust account and the interest accrued thereon not previously released to Focus Impact to pay its taxes) that would be paid from the trust account to redeem 1,212,124 Public Shares in connection with the Business Combination.

(7)
Represents (i) 147,064,480 shares issued to XCF equityholders, (ii) 1,360,111 shares held by the Former Sponsor, (iii) 3,306,944 shares held by the Sponsor (iv) 651,919 shares held by Other Class B Holders and (v) 1,776,049 shares held by Public Stockholders.

(8)
Represents (i) 147,064,480 shares issued to XCF equityholders, (ii) 1,360,111 shares held by the Former Sponsor, (iii) 3,306,944 shares held by the Sponsor (iv) 651,919 shares held by Other Class B Holders and (v) 1,169,987 shares held by Public Stockholders.

(9)
Represents (i) 147,064,480 shares issued to XCF equityholders, (ii) 1,360,111 shares held by the Former Sponsor, (iii) 3,306,944 shares held by the Sponsor (iv) 651,919 shares held by Other Class B Holders and (v) 563,925 shares held by Public Stockholders.

(10)	Represents the Base Scenario plus the assumption that the full $1.2 million is called under the Polar Subscription Agreement and is reimbursed with shares.
(11)	Represents the Base Scenario plus the assumption that $50 million is raised of equity PIPE Financing at $10.00 per share, currently there are no commitments for PIPE Financing.
(12)	Represents the Base Scenario plus the full issuance of 100,000 shares to BTIG to satisfy the Capital Markets Advisory Fee.
(13)	Represents the Base Scenario plus the full exercise of 11,500,000 Public Warrants for a cash exercise price of $11.50 per share.
(14)	Represents the Base Scenario plus the full exercise of 6,400,000 Private Placement Warrants outstanding prior to the Closing for a cash exercise price of $11.50 per share.
(15)
Represents the Base Scenario, plus the assumption that the full $1.2 million is called under the Polar Subscription Agreement and is reimbursed with shares plus the assumption that $50 million is raised of equity PIPE Financing at $10.00 per share, 100,000 shares are issued to BTIG to satisfy the Capital Markets Advisory Fee at $10.00 per share and plus the full exercise of the Public Warrants and Private Placement Warrants for a cash exercise price of $11.50 per share.

Q.	Who will be the officers and directors of NewCo if the Business Combination is consummated?
A.	Upon consummation of the Business Combination, the NewCo Charter will provide that, subject to the Registration Rights Agreement, the NewCo Board will be divided among three classes, as follows:
•	The term of our Class I directors will expire at the first annual meeting of stockholders following the Closing;
•	The term of our Class II directors will expire at the second annual meeting of stockholders following the Closing; and
•	The term of our Class III directors will expire at the third annual meeting of stockholders following the Closing.
Upon consummation of the Business Combination, the following individuals will serve as executive officers of NewCo:

Name	Position
Mihir Dange	Chief Executive Officer
Simon Oxley	Chief Financial Officer
Gregory R. Surette	Interim Chief Strategy Officer
Gregory P. Savarese	Interim Chief Marketing Officer
Jae Ryu	Head of Land Development

For further details, see “Management After the Business Combination - Directors and Executive Officers.”
Q.	Who will have the right to nominate or appoint directors to the NewCo Board after the consummation of the Business Combination?
A.
Subject to the rights set forth under the Registration Rights Agreement, each holder of NewCo Class A Common Stock has the exclusive right to vote for the election of directors following the consummation of the Business Combination. Holders of NewCo Class A Common Stock will vote as a single class. In the case of election of directors all matters to be voted on by stockholders must be approved by a plurality of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. The NewCo Board will be divided into three classes designated Class I, Class II and Class III. Under the Registration Rights Agreement, subject to certain step down provisions, the Sponsor will have the right to nominate 2 board members.

Subject to the Registration Rights Agreement, the term of all Class I directors will automatically become one year beginning on the seventh annual meeting of stockholders, the term of all Class II directors will automatically become one year beginning on the eighth annual meeting of stockholders and the term of all Class III directors will automatically become one year beginning on the ninth annual meeting of stockholders, with all directors having a term of one year from and after the ninth annual meeting of stockholders.
Q.	What conditions must be satisfied to consummate the Business Combination?
A.
There are a number of Closing conditions in the Business Combination Agreement, including, among others, (a) approval of the Business Combination and related agreements and transactions by the Focus Impact stockholders and the XCF stockholders, (b) effectiveness of this proxy statement/prospectus, (c) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (d) receipt of approval for listing on the NYSE or Nasdaq, as applicable, the shares of NewCo Class A Common Stock to be issued in connection with the Business Combination, and (e) the absence of any order, law or other legal restraint or prohibition preventing the consummation of the Business Combination in effect. Other conditions to XCF’s obligations to consummate the Business Combination include, among others, (i) the accuracy of the representations and warranties of Focus Impact as of the Closing, (ii) the performance or compliance of each Focus Impact covenant in all material respects at or prior to the Closing and (iii) receipt of a certificate signed by a Focus Impact authorized officer certifying the satisfaction of the preceding clauses (i) and (ii). Other conditions to Focus Impact’s obligations to consummate the Business Combination include, among others, (v) closing of the New Rise Acquisitions, (w) entry into an amended and restated supply and offtake agreement with a key supplier or another party (the “Key Agreement”) on terms and conditions reasonably satisfactory to

Focus Impact, (x) the accuracy of the representations and warranties of XCF as of the Closing, (y) the performance or compliance of each XCF covenant in all material respects at or prior to the Closing and (z) receipt of a certificate signed by an XCF authorized officer certifying the satisfaction of the preceding clauses (x) and (y).
For a summary of the conditions that must be satisfied or waived prior to the consummation of the Business Combination, see the section titled “Business Combination Agreement - Conditions to Closing.”
Q.	What happens if I sell my shares of Focus Impact Common Stock before the special meeting of stockholders?
A.
The record date for the special meeting of stockholders will be earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of Focus Impact Common Stock after the record date, but before the special meeting of stockholders, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the special meeting of stockholders. However, you will not become a NewCo stockholder following the Closing because only Focus Impact’s stockholders on the Closing Date will become NewCo stockholders.

Q.	What vote is required to approve the proposals presented at the special meeting of stockholders?
A.
The approval of each of the Business Combination Proposal and Adjournment Proposal requires the affirmative vote (virtually or by proxy) of the holders of a majority of the shares of Focus Impact Common Stock that are voted at the special meeting of stockholders. Accordingly, a Focus Impact stockholder’s failure to vote by proxy or to vote online at the virtual special meeting of stockholders, an abstention from voting, or a broker non-vote will have no effect on the outcome of any vote on these Stockholder Proposals.

Unlike many other blank check companies in which the executive officers, directors and other initial stockholders agree to vote their Sponsor Shares in accordance with the majority of the votes cast by the Public Stockholders in connection with an initial business combination, Focus Impact’s executive officers, directors and the Sponsor have agreed (and their permitted transferees will agree), pursuant to the terms of the Sponsor Letter Agreement, to vote any shares of Focus Impact Common Stock held by them in favor of the Business Combination. Focus Impact’s executive officers, directors and the Sponsor (and their permitted transferees) owned 63.4% of the issued and outstanding shares of Focus Impact Common Stock as of the record date. As a result of such agreements, we do not need the affirmative vote of any of the holders of the remaining shares of Focus Impact Common Stock held by the Public Stockholders as of the record date to approve the Business Combination Proposal.
Q.	What are the potential impacts on the Business Combination resulting from Guggenheim and BTIG’s waiver of their deferred underwriting commission?
A.
In connection with the closing of the Purchase Agreement in September 2023, Guggenheim Securities, LLC (“Guggenheim”) and BTIG, LLC (“BTIG”), joint-bookrunner underwriters of Focus Impact’s initial public offering, reached out to Focus Impact’s management in order to notify Focus Impact that they would be unable to serve as an advisor to Focus Impact in connection with an initial business combination. At that time, Focus Impact requested that Guggenheim and BTIG, and Guggenheim and BTIG agreed to, waive their individual entitlement to their respective portion of the deferred underwriting fee payable pursuant to the Underwriting Agreement that Focus Impact, Guggenheim and BTIG executed in connection with Focus Impact’s initial public offering. On November 2, 2023, Focus Impact executed a formal waiver with Guggenheim and BTIG pursuant to which Guggenheim and BTIG waived all rights to their respective shares of the deferred underwriting commissions (the “Deferred Fee Waiver”), which were payable upon completion of an initial business combination and deposited into the trust account established in connection with Focus Impact’s initial public offering. In connection with the Deferred Fee Waiver, Guggenheim and BTIG also agreed that the waived portion of the deferred underwriting commissions can, at the discretion of Focus Impact, be paid to one or more parties or otherwise be used in connection with an initial business combination.

Other than the notification in 2023, according to which Guggenheim and BTIG would be unable to continue to serve as an advisor to Focus Impact, and the subsequent execution of the Deferred Fee Waiver on November 2, 2023, Guggenheim, BTIG and Focus Impact did not discuss the reasons for Guggenheim and BTIG’s forfeiture of fees. Guggenheim and BTIG did not communicate to Focus Impact, and Focus Impact does not otherwise believe, that the Deferred Fee Waiver was the result of any dispute or disagreement with Focus Impact, including any disagreement relating to the disclosure in this proxy statement/prospectus, the scope of its engagements under the Underwriting Agreement or its ability to complete such engagements or any matter relating to Focus Impact’s or XCF’s operations, prospects, policies, procedures or practices. The services to be provided by Guggenheim and BTIG pursuant to the Underwriting Agreement related to Focus Impact’s initial public offering were complete at the time of the Deferred Fee Waiver and Guggenheim and BTIG are therefore gratuitously waiving their right to be compensated in connection with a business combination.
After the closing of Focus Impact’s initial public offering and prior to the execution of the Deferred Fee Waiver, Guggenheim and BTIG was involved in advising the Focus Impact Board (as defined below) in connection with the identification or evaluation of potential business combination targets and in providing certain financial and merger-related advisory services to Focus Impact (for more information see “Proposal 1: Business Combination Proposal—Background of the Business Combination”). However, following the execution of the Deferred Fee Waiver, Guggenheim and BTIG ceased to provide any advisory services to Focus Impact and ceased to advise Focus Impact on the identification or evaluation of potential business combination targets. Guggenheim and BTIG did not advise Focus Impact in any capacity on the proposed Business Combination with XCF. Further, Focus Impact did not rely on any work performed by Guggenheim or BTIG to identify or evaluate potential business combination targets when Focus Impact resumed its search for potential business combinations after Guggenheim and BTIG ceased to advise Focus Impact following the execution of the Deferred Fee Waiver. Neither XCF nor the other potential business combination targets that Focus Impact considered following the execution of the Deferred Fee Waiver were among the potential business combination targets sourced, identified or recommended by Guggenheim or BTIG while Guggenheim and BTIG were advising Focus Impact. Neither Guggenheim nor BTIG performed, or was engaged to perform, any work for the boards of directors of Focus Impact or XCF that is related to the Business Combination and neither Guggenheim nor BTIG was involved in the preparation of any disclosure, or analysis underlying disclosure, included in this proxy statement/prospectus. Guggenheim and BTIG therefore claim no role in the Business Combination with XCF and, by extension, has also not reached out to Focus Impact to affirmatively disclaim any responsibility for any of the disclosures in this prospectus.
Despite Guggenheim and BTIG not providing any details as to the reasons for the Deferred Fee Waiver when it approached Focus Impact in 2023, shareholders should be aware that such Deferred Fee Waiver may indicate that neither Guggenheim and BTIG want to be associated with the disclosures in this proxy statement/prospectus or any underlying business analysis related to the transactions described herein. The Deferred Fee Waiver, including the waivers of fees for services that had already been rendered, is unusual and some investors may find the proposed Business Combination with XCF less attractive as a result of Guggenheim and BTIG not having been involved in the preparation and review of this proxy statement/prospectus. Focus Impact’s investors will not have the benefit of Guggenheim or BTIG’s independent review and investigation of the disclosures provided in this proxy statement/prospectus. Further, although Guggenheim and BTIG waived their respective entitlement to any deferred underwriting fee payable pursuant to the Underwriting Agreement, certain provisions of the Underwriting Agreement were not waived by the Guggenheim or BTIG. In particular, Guggenheim and BTIG did not waive their respective rights to indemnification under the Underwriting Agreement for any losses, claims, damages or liabilities, joint or several, arising out of or based upon an untrue statement or alleged untrue statement of a material fact contained in the filings and communications related to Focus Impact’s initial public offering or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading. As a result, if any claims, litigation, disputes or other legal proceedings are brought by third parties against Guggenheim or BTIG in relation to its services provided under the Underwriting Agreement, then Focus Impact (and NewCo upon consummation of the Business Combination) may be liable to pay for or reimburse Guggenheim and BTIG for such losses and costs it incurs, subject to the limitations set forth in the Underwriting Agreement. In addition, the Underwriting Agreement contains a contribution provision in the event that the indemnity obligations are unavailable or insufficient to hold harmless an indemnified party; however, Guggenheim and BTIG shall not be required to contribute any amount in excess of the amount by which the total price at which the offered securities underwritten by either of them and distributed to the public were offered to the public exceeds the amount of any damages which such underwriter has otherwise been required to pay. Therefore, there can be no assurance that Focus Impact (or NewCo following the Business Combination) would have sufficient funds to satisfy such indemnification claims.

Notwithstanding the foregoing, Focus Impact executed the Deferred Fee Waiver because it believes that such waiver will be beneficial for its shareholders as such waived fees would reduce the amount of transaction expenses payable in connection with the consummation of an initial business combination by $8,050,000. The Focus Impact Board did not consider the potential impact of the Deferred Fee Waiver in its assessment of the Business Combination with XCF, given (a) the timing of the execution of Deferred Fee Waiver in relation to the timing of the negotiations of a business combination agreement with XCF, (b) that no separate engagement letter was entered into with Guggenheim or BTIG and their obligations therefore being limited in scope solely to the services contemplated by the Underwriting Agreement and its completed services in connection with Focus Impact’s initial public offering, and (c) that neither Guggenheim nor BTIG participated in or provided (and was not required to participate in or provide) advisory services in connection with the identification or evaluation of potential business combination targets, an initial business combination, or the proposed transaction with XCF. Focus Impact does not expect that the Deferred Fee Waiver will have any significant impact on the proposed transaction with XCF other than reducing the amount of expenses associated with the proposed Business Combination and potentially adversely affecting investors’ perception of the proposed Business Combination with XCF.
Therefore, given Guggenheim and BTIG’s lack of involvement in the Business Combination with XCF and given the fact that Focus Impact has not provided a copy of the proxy statement/prospectus to Guggenheim or BTIG for review and neither Guggenheim nor BTIG has provided any response or feedback regarding the disclosure included herein, investors should not rely on the expertise of Guggenheim or BTIG when making an investment decision in connection with the Business Combination and no inference should be drawn on whether Guggenheim or BTIG agrees with the disclosures included in this proxy statement/prospectus, including the disclosure regarding the Deferred Fee Waiver.
For more information regarding the Deferred Fee Waiver, see the section titled “Summary—Deferred Fee Waiver” and “Proposal 1: Business Combination Proposal—Background of the Business Combination”, and for more information related to the associated risks, see “Risk Factors—Risks Related to the Business Combination and Focus Impact—The waiver of deferred underwriting commission by Guggenheim and BTIG despite performing all of their obligations under the Underwriting Agreement may indicate that they may be unwilling to be associated with the disclosure in this proxy statement/prospectus.”
Q.	What interests do the Sponsor and XCF’s and Focus Impact’s current officers and directors have in the Business Combination?
A.	Focus Impact’s board of directors and officers may have interests in the Business Combination that are different from, in addition to, or in conflict with, yours. These interests include:
•
the beneficial ownership of the Sponsor, the Former Sponsor and certain directors of Focus Impact of an aggregate of 2,106,414 shares of Focus Impact Class B Common Stock, an aggregate of 3,000,000 shares of Focus Impact Class A Common Stock and 6,400,000 Private Placement Warrants, which shares and warrants would become worthless if Focus Impact does not complete a business combination within the applicable time period, as the Sponsor, Former Sponsor and Focus Impact’s directors and officers and their affiliates have waived any right to redemption with respect to these shares. The Sponsor and the Former Sponsor did not receive any compensation in exchange for this agreement to waive their redemption rights. Certain of Focus Impact’s directors and officers are members of the Sponsor or the Former Sponsor and, as such, have an indirect interest in the shares and warrants held by the Sponsor and the Former Sponsor. Focus Impact’s independent directors collectively have an indirect interest of less than 0.02% in the Focus Impact Class B Common Stock. The shares and warrants held by the Sponsor and the Former Sponsor have an aggregate market value of approximately $47,743,973 and $128,640, respectively, based on the closing price of Focus Impact Class A Common Stock of $10.23 on OTC Pink and the closing of the Public Warrants of $0.0201 on OTC Pink on January 16, 2025, the record date for the special meeting of stockholders;

•
pursuant to the Purchase Agreement between the Sponsor and the Former Sponsor, the Sponsor paid an aggregate purchase price of $16,288.27 ($0.004 per share) for the shares of Focus Impact Class B Common Stock which will have a significantly higher value at the time of the Business Combination, if it is consummated. If Focus Impact does not consummate the Business Combination or another initial business combination by February 7, 2025 (as may be extended until April 7, 2025), and Focus Impact is therefore required to be liquidated, these shares would be worthless, as Sponsor Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the purchase price of $0.004 that the Sponsor paid for the Sponsor Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the share price of NewCo after the Closing falls below the price initially paid for the Units in the IPO and the Public Stockholders experience a negative rate of return following the Closing. Based on the closing price of $10.23 per share of Focus Impact Class A Common Stock on January 16, 2025, the Sponsor may receive potential profits ranging from $10.226 per share of Focus Impact Class B Common Stock up to $10.23 per share of Focus Impact Class A Common Stock. As a result, if the Business Combination is completed, the Sponsor and Former Sponsor are likely to be able to make a substantial profit on their investment in Focus Impact at a time when shares of NewCo Class A Common Stock have lost significant value. On the other hand, if Focus Impact liquidates without completing a business combination before its expiration date, the Sponsor Holders will lose their entire investment in Focus Impact;
•
the Sponsor and Focus Impact’s directors and officers may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to stockholders, rather than to liquidate, in which case the Sponsor and Focus Impact’s directors and officers would lose their entire investment. Further, certain of Focus Impact's directors and officers, including Carl Stanton, Ernest Lyles, Wray Thorn and Troy Carter and Dia Simms are directors and officers of Focus Impact Acquisition Corp. On November 2, 2023, the Sponsor sold 25,000 shares of Focus Impact Class B Common Stock for an aggregate purchase price of $109 to each of Dia Simms and Troy Carter. As a result, the Sponsor as well as Focus Impact’s directors or officers may have a conflict of interest in determining whether XCF is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination. Focus Impact’s board of directors was aware of and considered these interests, among other matters, in evaluating and unanimously approving the Business Combination and in recommending to Public Stockholders that they approve the Business Combination;

•
Focus Impact’s board of directors will not receive reimbursement for any out-of-pocket expenses incurred by them on Focus Impact’s behalf incident to identifying, investigating and consummating the Business Combination to the extent such expenses exceed the amount required to be retained in the Trust Account, unless the Business Combination is consummated, though there have been no material out-of-pocket expenses subject to reimbursement and Focus Impact does not anticipate any such expenses prior to Closing;

•
Carl Stanton, Chief Executive Officer and Director of Focus Impact, and Wray Thorn, Chief Investment Officer and Director of Focus Impact, are expected to be nominated as directors of NewCo after the consummation of the Business Combination. As such, in the future, Carl and Wray may receive cash fees, stock options, stock awards or other remuneration that the NewCo Board determines to pay its directors and any applicable compensation;

•
the Sponsor was founded by affiliates of Focus Impact Partners, LLC, and such affiliates also serve as officers and directors of Focus Impact Acquisition Corp. Members of the Focus Impact management team and directors, including Messrs. Stanton, Lyles, Thorn and Carter and Ms. Simms are directors and officers of Focus Impact Acquisition Corp and owe fiduciary duties to Focus Impact Acquisition Corp.;

•
Focus Impact Partners, LLC, an affiliate of our Sponsor, entered into a note purchase agreement with XCF which was subsequently converted into 375,000 shares of XCF common stock. Such shares will automatically convert upon the Closing into shares of NewCo Class A Common Stock;

•
The officers and directors of Focus Impact owe fiduciary duties to other companies. Carl Stanton, Chief Executive Officer and Director, is also a member of the board at Skipper Pets, Inc., the Founder of cbGrowth Partners, the co-founder of Focus Impact Partners, LLC and the CEO of Focus Impact Acquisition Corp. Ernest Lyles, Chief Financial Officer and Director, is also the CFO of Focus Impact Acquisition Corp. and the founder and managing partner of The HiGro Group. Wray Thorn, Chief Investment Officer and Director, is the Chief Investment Officer of Focus Impact Acquisition Corp., the founder and chief executive officer at Clear Heights Capital and a board member at Skipper Pets, Inc. Troy Carter, Director, is also the founder and CEO of Q&A, a director of Focus Impact Acquisition Corp., a board member of WeTransfer and SoundCloud. Dia Simms, Director, is also the executive chairwoman of the Board of 1707 Tequila & Mezcal, director of Focus Impact Acquisition Corp., director at Pronghorn and a Board Vice Chair at Liberty Whiskey. Eric Edidin, Director, is also the Executive Chairman of BH3 Management. Daniel Lebensohn, Director, is also the Co-Chief Executive Officer of BH3 Management,

•	the Sponsor has entered into the Sponsor Letter Agreement pursuant to which the Sponsor has already agreed to vote its shares in favor of the Business Combination;
•	the Registration Rights Agreement will be entered into by the Sponsor and certain of its affiliates; and
•
the continued indemnification of the current directors and officers of Focus Impact following the Business Combination and the continuation of directors’ and officers’ liability insurance following the Business Combination.

These interests may influence Focus Impact’s board of directors in making their recommendation that you vote in favor of the approval of the Stockholder Proposals. You should also read the section titled “Proposal No. 1 - The Business Combination Proposal - Interests of Focus Impact’s Directors and Officers in the Business Combination.”
XCF’s board of directors and officers may have interests in the Business Combination that are different from, in addition to, or in conflict with, shareholders of Focus Impact. These interests include, among other things:
•
If the Business Combination is completed, XCF’s directors and officers will receive shares of NewCo common stock in exchange for the XCF shares they currently own and may be able to make a substantial profit on their investment in XCF, which profit may be significantly more than the profit current Focus Impact shareholders may be able to make either selling their Focus Impact shares prior to completion of the Business Combination or their NewCo shares following completion of the Business Combination. On the other hand, if the Business Combination is not completed, there will be no public trading market for the securities held by XCF’s directors and officers and the anticipated increase in value of their XCF shares as a result of the Business Combination will likely result in those directors and officers not being able to sell their shares at a profit; and

•
If the Business Combination is completed, XCF’s officers are expected to continue to as officers of NewCo following completion of the Business Combination. As a result, those officers, in the future will receive compensation, including salaries, bonuses, equity-based compensation (stock options, restricted stock, restricted stock units or similar awards) and/or other remuneration, and will be entitled to participate in NewCo benefit plans. In each case, the compensation and benefits that they will be eligible to receive are expected to be greater than those they currently receive as officers of XCF.

Q.	When is the Business Combination expected to be completed?
A.
It is currently anticipated that the Business Combination will be consummated promptly following the special meeting of stockholders, provided that all other conditions to the Closing have been satisfied or waived. For a description of the conditions to the completion of the Business Combination, see the section titled “Business Combination Agreement - Conditions to Closing.”

Q.	What do I need to do now?
A.
You are urged to carefully read and consider the information contained in this proxy statement/ prospectus in its entirety, including the financial statements and annexes attached hereto, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q.	How do I vote?
A.
If you were a holder of record of Focus Impact Common Stock on January 16, 2025, the record date for the special meeting of stockholders, you may vote on the Stockholder Proposals virtually at the special meeting of stockholders or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to virtually attend the special meeting of stockholders and vote online, obtain a proxy from your broker, bank or nominee.

Q.	What will happen if I abstain from voting or fail to vote at the special meeting?
A.
At the special meeting of stockholders, Focus Impact will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. Accordingly, a Focus Impact stockholder’s failure to vote by proxy or to vote online at the virtual special meeting of stockholders, an abstention from voting or a broker non-vote will have the same effect as a vote against these proposals. The approval of each of the Business Combination Proposal and the Adjournment Proposal requires the affirmative vote (virtually or by proxy) of the holders of a majority of the shares of Focus Impact Common Stock that are voted at the special meeting of stockholders. Accordingly, a Focus Impact stockholder’s failure to vote by proxy or to vote online at the virtual special meeting of stockholders, an abstention from voting, or a broker non-vote will have no effect on the outcome of any vote on these proposals.

Q.	What will happen if I sign and return my proxy card without indicating how I wish to vote?
A.	Signed and dated proxies received by Focus Impact without an indication of how the stockholder intends to vote on a proposal will be voted in favor of each of the Stockholder Proposals.
Q.	Do I need to attend the special meeting of stockholders to vote my shares?
A.
No. You are invited to virtually attend the special meeting to vote on the proposals described in this proxy statement/prospectus. However, you do not need to attend the special meeting of stockholders to vote your shares. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card(s) in the pre-addressed postage-paid envelope. Your vote is important. Focus Impact encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q.	If I am not going to attend the special meeting of stockholders, should I return my proxy card instead?
A.
Yes. After carefully reading and considering the information contained in this proxy statement/ prospectus, please submit your proxy, as applicable, by completing, signing, dating and returning the enclosed proxy card in the pre-addressed postage-paid envelope provided.

Q.	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?
A.
No. If your broker holds your shares in its name and you do not give the broker voting instructions, under the applicable stock exchange rules, your broker may not vote your shares on any of the Stockholder Proposals. If you do not give your broker voting instructions and the broker does not vote your shares, this is referred to as a “broker non-vote.” Broker non-votes will be counted for purposes of determining the presence of a quorum at the special meeting of stockholders. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide. However, in no event will a broker non-vote have the effect of exercising your redemption rights for a pro rata portion of the Trust Account, and therefore no shares as to which a broker non-vote occurs will be redeemed in connection with the proposed Business Combination.

Q.	May I change my vote after I have mailed my signed proxy card?
A.
Yes. You may change your vote by sending a later-dated, signed proxy card to Focus Impact’s Chief Executive Officer at the address listed below prior to the vote at the special meeting of stockholders, or attend the virtual special meeting and vote online. You also may revoke your proxy by sending a notice of revocation to Focus Impact’s Chief Executive Officer, provided such revocation is received prior to the vote at the special meeting. If your shares are held in “street name” by a broker or other nominee, you must contact the broker or nominee to change your vote.

Q.	What happens if I fail to take any action with respect to the special meeting?
A.
If you fail to take any action with respect to the special meeting and the Business Combination is approved by stockholders and consummated, you will become a stockholder of NewCo and/or your warrants will entitle you to purchase NewCo Class A Common Stock. As a corollary, failure to vote either for or against the Business Combination Proposal means you will not have any redemption rights in connection with the Business Combination to exchange your Public Shares for a pro rata share of the aggregate amount of funds held in the

Trust Account as of two business days prior to the Closing, including any interest earned on the funds held in the Trust Account and not previously released to Focus Impact to pay its taxes. If you fail to take any action with respect to the special meeting and the Business Combination is not approved, you will continue to be a stockholder and/or warrant holder of Focus Impact.
Q.	What should I do if I receive more than one set of voting materials?
A.
You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q.	What is the quorum requirement for the special meeting of stockholders?
A.
A quorum of Focus Impact’s stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting of stockholders if a majority of the Focus Impact Common Stock outstanding and entitled to vote at the meeting is virtually present in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.

As of the record date for the special meeting, 3,460,229 shares of Focus Impact Common Stock will be required to achieve a quorum.
Your shares will be counted towards the quorum only if you submit a valid proxy (or your broker, bank or other nominee submits one on your behalf) or if you vote online at the virtual special meeting of stockholders. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the shares represented by stockholders virtually present at the special meeting or by proxy may authorize adjournment of the special meeting to another date.
Q.	What happens to the Public Warrants I hold if I vote my shares of Focus Impact Common Stock against approval of the Business Combination Proposal and validly exercise my redemption rights?
A.
Properly exercising your redemption rights as a Focus Impact stockholder does not result in either a vote “FOR” or “AGAINST” the Business Combination Proposal. If the Business Combination is not approved and completed, you will continue to hold your Public Warrants, and if Focus Impact does not otherwise consummate an initial business combination by February 7, 2025 (as may be extended until April 7, 2025) or obtain the approval of Focus Impact stockholders to extend the deadline for Focus Impact to consummate an initial business combination, Focus Impact will be required to dissolve and liquidate, and your Public Warrants will expire and be worthless.

Q.	Who will solicit and pay the cost of soliciting proxies?
A.
Focus Impact will pay the cost of soliciting proxies for the special meeting of stockholders. Focus Impact has engaged Sodali & Co. (“Sodali”) to assist in the solicitation of proxies for the special meeting. Focus Impact has agreed to pay Sodali a fee of $10,000. Focus Impact’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.	Who can help answer my questions?
A.
If you have questions about the Stockholder Proposals, or if you need additional copies of this proxy statement/prospectus, the proxy card or the consent card, you should contact our proxy solicitor at: BHAC.info@investor.sodali.com. To obtain timely delivery, Focus Impact’s stockholders and warrant holders must request the materials no later than five business days prior to the special meeting.

Sodali & Co.
333 Ludlow Street, 5th Floor,
South Tower
Stamford, Connecticut 06902
Individuals call toll-free: (800) 662-5200
Banks and brokers call: (203) 658-9400
E-mail: BHAC.info@investor.sodali.com
You may also obtain additional information about Focus Impact from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”
If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to Focus Impact’s transfer agent prior to 5:00 p.m., Eastern Time,     2025, the second business day prior to the special meeting of stockholders. If you have questions regarding the certification of your position or delivery of your shares, please contact:
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the special meeting, including the Business Combination, you should read this entire document carefully, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Business Combination and the other transactions that shall be undertaken in connection with the Business Combination. It is also described in detail in this proxy statement/prospectus in the section entitled “Business Combination Agreement.”
The Parties to the Business Combination
XCF
XCF, a Nevada corporation, was founded on January 20, 2023, to make investments in renewable energy assets and production facilities. XCF is committed to reducing the world’s carbon footprint by meeting the growing demand for renewable fuels and will concentrate on the production of clean-burning, sustainable biofuels, principally sustainable aviation fuel. XCF’s intention is to scale and operate clean fuel production facilities engineered to the highest levels of compliance, reliability, and quality. Throughout 2023, the Company identified acquisition targets in Nevada, Florida, and North Carolina as the foundation for the Company’s first production of sustainable aviation fuel.
On October 31, 2023, XCF entered into an asset purchase agreement with Good Steward Biofuels FL, LLC to acquire a biodiesel plant in Fort Myers, Florida, which we refer to as Fort Myers. Consideration for the purchase was paid at closing by our issuance of 9,800,000 shares of XCF common stock. The aggregate purchase price was $100.0 million, less $2.0 million in notes payable and loans assumed by XCF, using a stock price conversion factor of $10.00 per share. This site, which we refer to as Ft. Myers, will be converted from a biodiesel plant to a SAF facility with expected completion in 2028.
On October 31, 2023, XCF also entered into an asset purchase agreement with Southeast Renewables, LLC to acquire a biodiesel plant in Wilson, North Carolina, which we refer to as Wilson, for an aggregate purchase price of $100.0 million. Consideration for the purchase was paid at closing by our delivery of a convertible promissory note in the principal amount of $23.0 million and issuance of 7,700,000 shares of XCF common stock. On December 29, 2023, XCF and Southeast Renewables, LLC entered into a note purchase agreement to convert the $23.0 million in principal outstanding and $297,425 in accrued interest at a conversion factor of $10.00 per share into 2,329,743 common stock shares. This site, which we refer to as Wilson, will be converted from a biodiesel plant to a SAF facility with expected completion in 2028.
On December 8, 2023, XCF entered into a Membership Interest Purchase Agreement (the “New Rise Renewables MIPA”) with RESC Renewables Holdings LLC for an aggregate purchase price of $1.1 billion, less acquired liabilities of approximately $112.5 million, to acquire all of the issued and outstanding membership interests in New Rise Renewables. The facility, which we refer to as New Rise Reno, began producing SAF in Q4 2024 and is expected to begin producing commercial quantities of SAF in Q1 2025.
On December 8, 2023, XCF also entered into a Membership Interest Purchase Agreement (the “New Rise SAF Renewables MIPA,” and together with the “New Rise Renewables MIPA,” the “MIPAs”) to acquire all of the issued and outstanding membership interests in New Rise SAF Renewables Limited Liability Company from Randy Soule and GL Part SPV I, LLC for an aggregate purchase price of $200.0 million. This is a greenfield development which we refer to as New Rise Reno 2 and expect to bring the facility online around 2026. The transactions contemplated by the New Rise SAF Renewables MIPA were completed on January 23, 2025. At closing, the aggregate purchase price of $200 million was reduced by $12.7 million, which represented XCF’s five times liquidation preference for its preferred membership units. As a result, Randy Soule was issued 15,036,170 shares of XCF common stock in exchange for his membership units, and GL was issued 3,693,830 shares of XCF common stock in exchange for its membership units and after consideration of its five times liquidation preference. Total consideration at closing was approximately $187.3 million or 18,730,000 shares of XCF common stock.
XCF’s ability to bring future sites online on the intended timeline, if at all, is dependent on XCF’s ability to raise and deploy necessary funding capital and effectively manage the project buildout timeline. Total anticipated annual production output of neat SAF, assuming the timely completion of all four of these projects, is expected to be

159 million gallons per year by the end of 2028. Realizing these output assumptions is dependent on XCF’s ability to manage the feedstock supply chain and efficiently operate the facilities. This rolling expansion strategy allows the XCF to bring new supply to the market in parallel with the anticipated increase in demand for SAF in the second half of the decade.
Our business plan anticipates that one of the ways we will grow our business is through a combination of constructing new production facilities and converting existing production facilities that we acquire to SAF production. Because of the length of time it takes to construct new production facilities and upgrade existing production facilities so that they can produce SAF, we must make decisions regarding new construction, acquisitions and production facilities upgrades well in advance of commercial production and sale of our SAF product from those facilities.
As a result, our ability to accurately forecast demand for our SAF product will be a critical factor in the success of our growth plans. Our ability to accurately forecast demand can be adversely affected by a number of factors, many of which are outside of our control, including actions by our competitors, changes in market conditions, changes in government policies, environmental factors and adverse weather conditions. A shortfall or surplus in the supply of our SAF product may reduce our revenues, result in under-committing or overcommitting capital resources, damage our reputation and otherwise harm our business, results of operations and financial condition.
In addition, our business plan also assumes certain assumptions with respect to the total addressable market for SAF; assumptions regarding costs and availability of feedstocks; estimates of the price our SAF product can be sold; assumptions about when the commercial production of SAF at New Rise Reno will commence, and assumptions about when our planned construction of New Rise Reno 2 and the further build-out and reconstruction of the Fort Myers and Wilson production facilities will be completed; assumptions regarding performance of our business partner under our existing feedstocks supply and offtake agreement; assumptions regarding airline industry acceptance of SAF for commercial use and the blend ratio of SAF to traditional petroleum-based jet aviation fuel; and assumptions regarding our ability to scale production to meet expected near-term and future demand. These estimates and assumptions are subject to various factors beyond our control, including, for example, changes in the cost and availability of feedstock, construction costs for our production facilities, changes in demand for renewable fuel, changes in government policies and the regulatory environment, and changes in our management team.
In particular, you should carefully consider the matters discussed in the section entitled “Summary of Risk Factors” and “Risk Factors” of the accompanying proxy statement/prospectus.
The mailing address of XCF’s principal executive office is 5170 Golden Foothill Parkway, El Dorado Hills, CA 95762 and its telephone number is (408) 332-2264.
Focus Impact
Focus Impact is a blank check company formed as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses referred to throughout this proxy statement/prospectus as its initial business combination.
Focus Impact was formerly known as Crixus BH3 Acquisition Company (“Crixus BH3”) and had a sponsor, Crixus BH3 Sponsor LLC, a Delaware limited liability company (the “Former Sponsor”). On September 27, 2023, Focus Impact, the Former Sponsor and the Sponsor entered into a Purchase Agreement, pursuant to which, subject to satisfaction of certain conditions, the Sponsor agreed to purchase an aggregate of 3,746,303 Sponsor Shares from the Former Sponsor and the Anchor Investors and 4,160,000 Private Placement Warrants from the Former Sponsor for an aggregate purchase price of $16,288.27 and became the sponsor of Crixus BH3 (collectively, the “Purchase”).
On December 7, 2022, following Public Stockholder approval at the first special meeting, Focus Impact effected its first charter amendment. In connection with the first charter amendment, 17,987,408 Public Shares (78.2% of the Focus Impact Class A Common Stock outstanding as of the record date for the special meeting) were tendered for redemption. After giving effect to the first early redemptions, Focus Impact had approximately $51.2 million remaining in the Trust Account.
On October 6, 2023, following Public Stockholder approval at the second special meeting, Focus Impact effected its second charter amendment. In connection with the second charter amendment, 2,700,563 Public Shares (53.9% of the Focus Impact Class A Common Stock outstanding as of the record date for the second special meeting) were tendered for redemption. After giving effect to the second early redemptions, Focus Impact had approximately

$24.3 million remaining in the Trust Account, and a total of 89.9% of the Focus Impact Class A Common Stock that was initially issued in the initial public offering had been redeemed.
The Purchase Agreement closed effective as of November 2, 2023. On November 3, 2023, Crixus BH3 changed its corporate name to “Focus Impact BH3 Acquisition Company.”
The Focus Impact Units, Focus Impact Class A Common Stock and Public Warrants are currently listed on OTC Pink under the symbols “BHACU,” “BHAC” and “BHACW,” respectively.
The mailing address of Focus Impact’s principal executive office is 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105 and its telephone number is (212) 213-0243.
NewCo
Focus Impact BH3 NewCo, Inc., a Delaware corporation and wholly owned subsidiary of Focus Impact (“NewCo”), was formed on March 6, 2024 to consummate the Business Combination. NewCo intends to apply to list the NewCo Class A Common Stock and the NewCo Warrants on the NYSE or Nasdaq under the symbols “SAFX” and “SAFXW” respectively, upon the Closing.
The mailing address of NewCo’s principal executive office is 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. Following the consummation of the Business Combination, NewCo’s principal executive offices will be 5170 Golden Foothill Parkway, El Dorado Hills, CA 95762.
The Sponsor
Our Sponsor is Focus Impact BHAC Sponsor, LLC, a Delaware limited liability company. The general character of Sponsor’s business is to provide capital and a management team to special purpose acquisition companies (“SPACs”). The Sponsor is not actively involved in any other SPAC transactions, but it was founded by affiliates of Focus Impact Partners, LLC, the founders of which have experience with another SPAC, Focus Impact Acquisition Company. Carl Stanton, Chief Executive Officer and Director of Focus Impact, is a co-founder of Focus Impact Partners, LLC and the Chief Executive Officer of Focus Impact Acquisition Corp. Wray Thorn, Chief Investment Officer and Director of Focus Impact Partners, LLC is a co-founder of Focus Impact Partners, LLC and is the Chief Investment Officer of Focus Impact Acquisition Corp. Entities controlled by Wray Thorn and Carl Stanton, respectively, own equal amounts of all capital interests in the Sponsor.
See “Questions and Answers – What interests do the Sponsor and Focus Impact’s current officers and directors have in the Business Combination?” for more information.
The Sponsor’s roles and responsibilities include providing office space and secretarial and administrative and support services to Focus Impact. However, because Sponsor and Focus Impact’s management teams overlap, the management team is also able to provide day-to-day managerial assistance to Focus Impact on behalf of Sponsor.
In connection with a special meeting of stockholders in October 2023 at which the stockholders approved the extension of the date by which Focus Impact must complete a business combination, certain stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,946,794 shares of Focus Impact Class A Common Stock. In exchange for the foregoing commitments not to redeem such shares of Focus Impact Class A Common Stock, the Sponsor agreed to transfer an aggregate of 389,359 shares of Focus Impact Common Stock held by the Sponsor to such stockholders immediately following consummation of an initial business combination if they continued to hold such non-redeemed stock through the date of the special meeting.
The Sponsor currently holds 2,850,940 shares of Focus Impact Class A Common Stock, 845,363 shares of Focus Impact Class B Common Stock and 4,160,000 Private Placement Warrants. Pursuant to non-redemption agreements entered into with certain stockholders in October 2023, the Sponsor agreed to transfer an aggregate of 389,359 shares of Focus Impact Class A Common Stock to such stockholders immediately following consummation of an Initial Business Combination. Pursuant to the Purchase Agreement, the Sponsor purchased the Class B Common Stock and the Private Placement Warrants from the Former Sponsor for an aggregate purchase price of $16,288.27.
At Closing, pursuant to the Business Combination Agreement, the Sponsor will be reimbursed by NewCo for certain unpaid expenses incurred in the Business Combination and for any outstanding loans to Focus Impact. Focus Impact currently estimates that the total amount payable for Focus Impact transaction expenses and any outstanding loans or other obligations of Focus Impact to the Sponsor is approximately $4.5 million, inclusive of the $110,000 principal balance under the FI Sponsor Promissory Note (as defined below), as of September 30, 2024.

On February 26, 2024, Focus Impact issued an unsecured promissory note in the total principal of up to $500,000 (the “FI Sponsor Promissory Note”) to the Sponsor. The FI Sponsor Promissory Note does not bear interest and matures upon closing of the Business Combination. In the event that Focus Impact does not consummate a business combination, the FI Sponsor Promissory Note will be repaid only from amounts remaining outside of the Trust Account. The FI Sponsor Promissory Note would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to the total principal amount of the FI Sponsor Promissory Note may be converted, in whole or in part, at the option of the lender into warrants of the Company at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants issued to the Former Sponsor at the time of the initial public offering of Focus Impact.
Please see “Certain Relationships and Related Person Transactions-Focus Impact” for a discussion regarding the agreements that the Sponsor has entered into with respect to Focus Impact’s securities.
Merger Subs
Merger Sub 1 and Merger Sub 2 (collectively, “Merger Subs”) are each a Delaware limited liability company formed on March 6, 2024 and wholly owned subsidiaries of NewCo. The Merger Subs were formed solely for the purpose of effectuating the Business Combination. None of the Merger Subs own any material assets or conduct any business activities other than activities incidental to effectuating the Business Combination.
The Business Combination
Background of the Business Combination
Focus Impact is a blank check company incorporated on February 23, 2021 under the laws of Delaware. Focus Impact was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. The Business Combination is the result of an extensive search by Focus Impact’s management team, including the Focus Impact Board, leveraging their individual and collective networks and investing and operating experience. The terms of the Business Combination Agreement are the result of extensive discussions and negotiations between representatives of Focus Impact and XCF. The following provides a brief background of these discussions and negotiations, the Business Combination and related transactions.
Prior to the consummation of the IPO on October 7, 2021, neither Crixus BH3, Focus Impact, nor anyone on its behalf, had contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with XCF.
After the IPO, the Crixus BH3 management team commenced an active search for businesses and assets in the real estate, construction and infrastructure industries to pursue a business combination. Of the approximately 210 potential business combination targets it identified, Crixus BH3 entered into non-disclosure agreements with over 50 potential targets, submitted indications of interest with respect to approximately 10 potential targets and entered into letters of intent (“LOI”) with two potential targets that Crixus BH3 believed were most suitable for a potential business combination, based on, among other things, its and its advisors’ preliminary due diligence and evaluation and analysis. Ultimately, Crixus BH3 and its capital markets advisor, BTIG, were not able to procure the requisite amount of capital to finance a deal on terms that were satisfactory to one of the companies with which it signed a LOI and determined not to proceed with a transaction with the other company it entered into a LOI with as the parties were unable to agree on the terms of the transaction.
In the fall of 2023, the current Focus Impact management team was contacted by Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), regarding the possibility of taking over the management of Crixus BH3. The Crixus BH3 management team had determined to explore the possibility of selling Crixus BH3 as an alternative to winding down the SPAC as it had not yet been able to enter into a business combination agreement with a target and wanted to focus on other business activities and selling Crixus BH3 would afford the potential of a future positive economic outcome if a buyer of Crixus BH3 could successfully complete a business combination.
After speaking with multiple parties, Crixus BH3 ultimately agreed to enter into the Potential Crixus BH3 Acquisition with the current Focus Impact management team based on a number of factors, including the terms proposed by the current Focus Impact management team and the likelihood that the current Focus Impact management team would complete a business combination with a suitable target due to their years of experience with investments in “socially forward” companies. The Crixus BH3 management team and the current Focus Impact management team proceeded to negotiate the Potential Crixus BH3 Acquisition. On September 27, 2023, Focus Impact, the Former Sponsor and the Sponsor entered into a purchase agreement, pursuant to which, among other things, the Sponsor (i) purchased an aggregate of (a) 3,746,303 Sponsor Shares from the Former Sponsor and each of the Anchor Investors and (b) 4,160,000 Private Placement Warrants from the Former Sponsor for an aggregate purchase price of $16,288.27 and (ii) became the sponsor of Crixus BH3. The transaction (the “Crixus BH3 Acquisition”) was consummated on November 2, 2023, and Crixus BH3 changed its corporate name to “Focus Impact BH3 Acquisition Company” on November 3, 2023.
Following the consummation of the Crixus BH3 Acquisition, the Focus Impact management team evaluated numerous potential business combination targets in addition to XCF, and engaged in varying levels of discussions, negotiations and due diligence with respect to such potential targets based on, among other factors, interest from, and due diligence access granted by, such potential targets and the terms on which such potential targets were willing to consider a potential transaction with Focus Impact (including with respect to valuation).
Of the approximately 40 potential business combination targets it had reviewed, Focus Impact entered into non-disclosure agreements with over 20 potential targets (including XCF) that Focus Impact believed were most suitable for a potential business combination, based on, among other things, its and its advisors’ preliminary due diligence and evaluation and analysis. Focus Impact engaged in varying levels of discussions, due diligence, evaluation, analysis and negotiations with the potential targets with whom it entered into non-disclosure agreements. Once such preliminary discussions and diligence were completed, Focus Impact determined to submit letters of interest with respect to approximately six potential targets that Focus Impact believed were most suitable for a potential business combination and executed letters of intent (“LOIs”) with two of these potential acquisition targets, a computing infrastructure company and a video delivery software company. Upon conducting further detailed due diligence Focus Impact decided not to proceed with advancing a business combination with either company and the prior LOIs were terminated.
On October 15, 2023, the Focus Impact management team was first introduced to the opportunity to pursue a potential business combination transaction with XCF by CCM. On October 16, 2023, Focus Impact and XCF executed a mutual non-disclosure agreement (the “XCF NDA”) pursuant to which Focus Impact and XCF agreed to exchange confidential information for purposes of further evaluating and, if each party saw fit, pursuing, negotiating and consummating a potential business combination transaction. Focus Impact and its representatives conducted detailed due diligence on XCF and the Focus Impact and XCF management teams met to walk through the business and discuss the business combination process and key business and financial diligence workstreams.
On November 27, 2023, Focus Impact provided XCF an initial draft of the non-binding letter of intent (the “Letter of Intent”) with respect to a potential business combination and on December 7, 2023, Focus Impact and XCF executed Focus Impact’s proposed execution version of the Letter of Intent.
Following further diligence and negotiations, on March 11, 2024, Focus Impact, NewCo, Focus Impact BH3 Merger Sub 1, LLC, Focus Impact BH3 Merger Sub 2, Inc. and XCF executed and delivered the Business Combination Agreement and certain other ancillary documents, including a sponsor letter agreement and company support agreements.
The parties have continued and expect to continue regular discussions regarding the execution and timing of the Business Combination and to take all requisite corporate actions to advance towards the closing of the Business Combination.
For more information about the background of the Business Combination, see the section entitled “Proposal No. 1 – The Business Combination Proposal – The Background of the Business Combination.”
The Business Combination Agreement
On March 11, 2024, Focus Impact entered into the Business Combination Agreement with NewCo, Merger Sub 1, Merger Sub 2 and XCF, pursuant to which Focus Impact agreed to combine with XCF in a series of transactions that will result in NewCo becoming a publicly-traded company on the NYSE or Nasdaq.

Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected in two steps: (a) Focus Impact will merge with and into Merger Sub 1 (the “NewCo Merger”), with Merger Sub 1 surviving the NewCo Merger as a direct wholly owned subsidiary of NewCo; and (b) immediately following the NewCo Merger, Merger Sub 2 will merge with and into XCF (the “Company Merger” and, together with the NewCo Merger and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with XCF surviving the Company Merger as a direct wholly owned subsidiary of NewCo. As a result of the Business Combination, NewCo will become a new publicly-traded company on the NYSE or Nasdaq. The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:
(i)
in the NewCo Merger, (x) each share of Focus Impact Class A Common Stock outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo Class A Common Stock, (y) each share of Focus Impact Class B Common Stock outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo Class A Common Stock, and (z) each warrant of Focus Impact outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one NewCo Warrant, with NewCo assuming Focus Impact’s rights and obligations under the existing warrant agreement; and

(ii)
in the Company Merger, each share of common stock of XCF outstanding immediately prior to the effectiveness of the Company Merger will be converted into the right to receive shares of NewCo Class A Common Stock determined in accordance with the Business Combination Agreement based on a pre-money equity value of XCF of $1,750,000,000, subject to adjustments for net debt and transaction expenses, and a price of $10.00 per share of NewCo Class A Common Stock.

After careful consideration, the Focus Impact board of directors has unanimously approved the Business Combination Agreement and the other proposals described in the accompanying proxy statement/prospectus, and the Focus Impact board of directors has determined that it is advisable to consummate the Business Combination and that the Business Combination is in the best interests of Focus Impact's public stockholders.
In making the determination that it is advisable to consummate the Business Combination and that it is in the best interests of Focus Impact’s public stockholders, the Focus Impact board of directors took into account the oral opinion of EntrepreneurShares (subsequently confirmed in writing), rendered on March 11, 2024, to the effect that, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by EntrepreneurShares in preparing its opinion (attached as Annex I to this joint proxy statement/prospectus), the Business Combination was fair from a financial point of view for the holders of shares of Focus Impact Common Stock (other than the Sponsor, any of its affiliates and any other holder of shares of Focus Impact Class B Common Stock) (the “Fairness Opinion”). For more information on the Fairness Opinion, see the section entitled “Proposal No. 1 – The Business Combination Proposal – Opinion of EntrepreneurShares Valuation Services.”
Amendment No. 1 to the Business Combination Agreement
On November 29, 2024, the Company, NewCo, Merger Sub 1, Merger Sub 2 and XCF entered into Amendment No. 1 to the Business Combination Agreement, which amended the Business Combination Agreement to extend the Business Combination Termination Date to March 31, 2025.
For more information about the Business Combination Agreement, see the section entitled “Business Combination Agreement.”
Other Agreements Related to the Business Combination Agreement
Sponsor Letter Agreement
On March 11, 2024, concurrently with the execution and delivery of the Business Combination Agreement, Focus Impact entered into a Sponsor Letter Agreement (the “Sponsor Letter Agreement”), with the Sponsor and NewCo, pursuant to which the Sponsor has unconditionally and irrevocably agreed to, among other things: (a) vote at any meeting of the stockholders of Focus Impact, and in any action by written resolution of the stockholders of Focus Impact, all of the shares of Focus Impact Class B Common Stock held by the Sponsor to approve the Business Combination and all related transactions and proposals; (b) vote against any proposal, action or agreement that would result in a breach of any of Focus Impact’s covenants, representations, warranties or other obligations or agreements under the Business

Combination Agreement; and (c) waive any rights to adjustment or other anti-dilution or similar protections with respect to the rate at which the shares of Focus Impact Class B Common Stock held by the Sponsor will convert into other shares of capital stock of Focus Impact or shares of NewCo Class A Common Stock in connection with the Business Combination and related transactions; in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.
Pursuant to the Sponsor Letter Agreement, the Sponsor also agreed to, among other things, certain lock-up restrictions with respect to the shares of NewCo Class A Common Stock until the earlier of (i) 12 months following the Closing and (y) the date on which NewCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s stockholders having the right to exchange their equity for cash, securities or other property, subject to certain exceptions; provided that such lock-up restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Class A Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing.
For more information on the Sponsor Letter Agreement, please see the section entitled “Certain Agreements Related to the Business Combination - Sponsor Letter Agreement.”
Support Agreements
On March 11, 2024, concurrently with the execution and delivery of the Business Combination Agreement, Focus Impact, NewCo and XCF entered into Company Support Agreements (collectively, the “Support Agreements”) with (i) Randy Soule, majority stakeholder of New Rise, and his affiliated entity (the “Soule Support Agreement”), (ii) GL Part SPV I, LLC, an existing XCF stockholder and New Rise equityholder (the “GL Support Agreement”), (iii) certain XCF stockholders (the “Company Support Agreement”) and (iv) certain members of XCF management (the “Management Support Agreement”). Pursuant to the Support Agreements, certain XCF stockholders and New Rise equityholders agreed to, among other things, vote to adopt and approve the Business Combination Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Support Agreements, and vote against any alternative transaction, business combination or agreement that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect or prevent the Closing of the Business Combination or the Support Agreements or result in a breach of any covenant, representation, warranty or any other obligation or agreement thereunder.
Pursuant to the Support Agreements, certain XCF and New Rise stockholders also agreed to, among other things, (a) to the extent required or applicable, vote or provide consent for purposes of authorizing and approving the Business Combination or the Business Combination Agreement, (b) when any meeting of XCF stockholders is held, appear at such meeting or otherwise cause the XCF stockholder’s Covered Shares (as defined in the applicable Support Agreements) to be counted as present thereat for purposes of calculating a quorum, or respond to the request by XCF for written consent, as applicable, (c) vote or provide consent in any other circumstances upon which a consent or other approval is required under XCF’s organizational documents (as applicable) and (d) not transfer any Covered Shares through the Closing. Notwithstanding the foregoing, the Soule Support Agreement and the GL Support Agreement provide that unless and until XCF or Focus Impact obtains not less than $50 million in additional financing following the execution and delivery of the Business Combination Agreement, such parties may transfer any direct or indirect equity interests in New Rise in an aggregate amount of up to the lesser of (x) 15% of such parties’ equity interests in New Rise and (y) $100 million, in the case of Randy Soule and his affiliated entity, or $50 million, in the case of GL Part SPV I, LLC.
Pursuant to the Support Agreements:
(i)
the members of XCF management party to the Management Support Agreements have also agreed that they will not transfer shares of NewCo Class A Common Stock held by such parties until the earlier of (x) twelve months after the Closing and (y) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property; provided that such transfer restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Class A Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing;

(ii)
each of the XCF stockholders party to the Company Support Agreements and the party to the GL Support Agreement have also agreed that with respect to 90% of shares of NewCo Class A Common Stock held by such parties (the “Lock-up Shares”), they will not transfer such Lock-up Shares until the earlier of (x) twelve months after the Closing and (y) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property; provided that such transfer restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Class A Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing; provided, further, that such parties may transfer (A) on or after 90 days following the first quarterly earnings release published following the Closing, 10% of the Lock-up Shares, (B) on or after 180 days following the closing date of the Business Combination, 30% of the Lock-up Shares and (C) on or after 360 days following the closing date of the Business Combination, 60% of the Lock-up Shares, except that these lock-up terms will not apply to shares of NewCo Class A Common Stock received by GL in exchange for shares of XCF common stock received by GL (1) as a result of its conversion of convertible promissory notes issued to GL by XCF and (2) in connection with the closing of the New Rise Acquisitions; and
(iii)	the Soule Support Agreement does not contain any lock-up restrictions following the Closing.
For more information on the Support Agreements, please see the section entitled “Certain Agreements Related to the Business Combination - Support Agreements.”
Interests of Focus Impact’s Directors and Officers in the Business Combination
Focus Impact’s board of directors and officers may have interests in the Business Combination that are different from, in addition to, or in conflict with, yours. These interests include:
•
the fact that the Sponsor, the Former Sponsor and Focus Impact’s directors and officers, for no compensation, have agreed not to redeem any Focus Impact Class A Common Stock held by them in connection with a stockholder vote to approve the Business Combination;

•
the beneficial ownership of the Sponsor, the Former Sponsor and certain directors of Focus Impact of an aggregate of 2,106,414 shares of Focus Impact Class B Common Stock, an aggregate of 3,000,000 shares of Focus Impact Class A Common Stock and 6,400,000 Private Placement Warrants, which shares and warrants would become worthless if Focus Impact does not complete a business combination within the applicable time period, as the Sponsor, Former Sponsor and Focus Impact’s directors and officers and their affiliates have waived any right to redemption with respect to these shares. The Sponsor and the Former Sponsor did not receive any compensation in exchange for this agreement to waive their redemption rights. Certain of Focus Impact’s directors and officers are members of the Sponsor or the Former Sponsor and, as such, have an indirect interest in the shares and warrants held by the Sponsor and the Former Sponsor Shares. Focus Impact’s independent directors collectively have an indirect interest of less than 0.02% in the Focus Impact Class B Common Stock. The shares and warrants held by the Sponsor and the Former Sponsor have an aggregate market value of approximately $47,743,973 and $128,640, respectively, based on the closing price of Focus Impact Class A Common Stock of $10.23 on OTC Pink and the closing of the Public Warrants of $0.0201 on OTC Pink on January 16, 2025, the record date for the special meeting of stockholders;

•
pursuant to the Purchase Agreement between the Sponsor and the Former Sponsor, the Sponsor paid an aggregate purchase price of $16,288.27 ($0.004 per share) for the shares of Focus Impact Class B Common Stock which will have a significantly higher value at the time of the Business Combination, if it is consummated. If Focus Impact does not consummate the Business Combination or another initial business combination by February 7, 2025 (as may be extended until April 7, 2025), and Focus Impact is therefore required to be liquidated, these shares would be worthless, as Sponsor Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the purchase price of $0.004 that the Sponsor paid for the Sponsor Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the share price of NewCo after the Closing falls below the price initially paid for the Units in the IPO and the Public Stockholders experience a negative rate of return following the Closing. Based on the closing price of $10.23 per share of Focus Impact Class A Common Stock on January 16, 2025, the Sponsor may receive potential profits ranging from $10.226 per share of Focus Impact Class B Common Stock up to $10.23 per share of Focus Impact Class A Common Stock. As a result, if the Business Combination is completed, the Sponsor and Former Sponsor are likely to be able to make a substantial profit on their investment in Focus Impact at a time when shares of NewCo Class A Common Stock have lost significant value. On the other hand, if Focus Impact liquidates without completing a business combination before its expiration date, the Sponsor Holders will lose their entire investment in Focus Impact;
•
the Sponsor and Focus Impact’s directors and officers may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to stockholders, rather than to liquidate, in which case the Sponsor and Focus Impact’s directors and officers would lose their entire investment. As a result, the Sponsor as well as Focus Impact’s directors or officers may have a conflict of interest in determining whether XCF is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination. Focus Impact’s board of directors was aware of and considered these interests, among other matters, in evaluating and unanimously approving the Business Combination and in recommending to Public Stockholders that they approve the Business Combination; the officers and directors of Focus Impact do not work full-time at Focus Impact. Each of Focus Impact’s directors and officers is engaged in several other business endeavors for which such director or officer may be entitled to substantial compensation, and Focus Impact’s directors and officers are not obligated to contribute any specific number of hours per week to Focus Impact’s affairs. Focus Impact’s independent directors also serve as officers and/or board members for other entities. If Focus Impact’s directors’ and officers’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to Focus Impact’s affairs and may influence their decision to proceed with the Business Combination;

•
Focus Impact’s board of directors will not receive reimbursement for any out-of-pocket expenses incurred by them on Focus Impact’s behalf incident to identifying, investigating and consummating the Business Combination to the extent such expenses exceed the amount required to be retained in the Trust Account, unless the Business Combination is consummated, though there have been no material out-of-pocket expenses subject to reimbursement and Focus Impact does not anticipate any such expenses prior to the Closing;

•
Carl Stanton, Chief Executive Officer and Director of Focus Impact, and Wray Thorn, Chief Investment Officer and Director of Focus Impact, are expected to be nominated as directors of NewCo after the consummation of the Business Combination. As such, in the future, Carl and Wray may receive cash fees, stock options, stock awards or other remuneration that the NewCo Board determines to pay its directors and any applicable compensation;

•
the Sponsor was founded by affiliates of Focus Impact Partners, LLC, and such affiliates also serve as officers and directors of Focus Impact Acquisition Corp. Members of the Focus Impact management team and directors, including Messrs. Stanton, Lyles, Thorn and Carter and Ms. Simms are directors and officers of Focus Impact Acquisition Corp and owe fiduciary duties to Focus Impact Acquisition Corp.;

•
Focus Impact Partners, LLC, an affiliate of our Sponsor, entered into a note purchase agreement with XCF which was subsequently converted into 375,000 shares of XCF common stock. Such shares will automatically convert upon the Closing into shares of NewCo Class A Common Stock;

•
The officers and directors of Focus Impact owe fiduciary duties to other companies. Carl Stanton, Chief Executive Officer and Director, is also a member of the board at Skipper Pets, Inc., the Founder of cbGrowth Partners, the co-founder of Focus Impact Partners, LLC and the CEO of Focus Impact Acquisition Corp. Ernest Lyles, Chief Financial Officer and Director, is also the CFO of Focus Impact Acquisition Corp. and the founder and managing partner of The HiGro Group. Wray Thorn, Chief Investment Officer and Director, is the Chief Investment Officer of Focus Impact Acquisition Corp., the founder and chief executive officer at Clear Heights Capital and a board member at Skipper Pets, Inc. Troy Carter, Director, is also the founder and CEO of Q&A, a director of Focus Impact Acquisition Corp., a board member of WeTransfer and SoundCloud. Dia Simms, Director, is also the executive chairwoman of the Board of 1707 Tequila & Mezcal, director of Focus Impact Acquisition Corp., director at Pronghorn and a Board Vice Chair at Liberty Whiskey. Eric Edidin, Director, is also the Executive Chairman of BH3 Management. Daniel Lebensohn, Director, is also the Co-Chief Executive Officer of BH3 Management,

•	the Sponsor has entered into the Sponsor Letter Agreement pursuant to which the Sponsor has already agreed to vote its shares in favor of the Business Combination;

•
the continued indemnification of the current directors and officers of Focus Impact following the Business Combination and the continuation of directors’ and officers’ liability insurance following the Business Combination;

•	Focus Impact may be entitled to distribute or pay over funds held by Focus Impact outside the Trust Account to the Sponsor or any of its affiliates prior to the Closing; and
•
if the Trust Account is liquidated, including in the event Focus Impact is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify Focus Impact to ensure that the proceeds in the Trust Account are not reduced below $10.20 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Focus Impact has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Focus Impact, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

These interests may influence Focus Impact’s board of directors in making their recommendation that you vote in favor of the approval of the Stockholder Proposals. You should also read the section titled “Proposal No. 1 - The Business Combination Proposal -  Interests of Focus Impact’s Directors and Officers in the Business Combination.”
Interests of XCF’s Directors and Officers in the Business Combination
XCF’s board of directors and officers may have interests in the Business Combination that are different from, in addition to, or in conflict with, shareholders of Focus Impact. These interests include, among other things:
•
If the Business Combination is completed, XCF’s directors and officers will receive shares of NewCo common stock in exchange for the XCF shares they currently own and may be able to make a substantial profit on their investment in XCF, which profit may be significantly more than the profit current Focus Impact shareholders may be able to make either selling their Focus Impact shares prior to completion of the Business Combination or their NewCo shares following completion of the Business Combination. On the other hand, if the Business Combination is not completed, there will be no public trading market for the securities held by XCF’s directors and officers and the anticipated increase in value of their XCF shares as a result of the Business Combination will likely result in those directors and officers not being able to sell their shares at a profit; and

•
If the Business Combination is completed, XCF’s officers are expected to continue to as officers of NewCo following completion of the Business Combination. As a result, those officers, in the future will receive compensation, including salaries, bonuses, equity-based compensation (stock options, restricted stock, restricted stock units or similar awards) and/or other remuneration, and will be entitled to participate in NewCo benefit plans. In each case, the compensation and benefits that they will be eligible to receive are expected to be greater than those they currently receive as officers of XCF.

Reasons for the Approval of the Business Combination
Focus Impact was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
In evaluating the Business Combination, Focus Impact’s board of directors considered a number of factors pertaining to XCF (including, after giving effect to the New Rise Acquisitions, New Rise) and the Business Combination as generally supporting its decision to enter into the Business Combination Agreement, including, but not limited to, the following material factors:
•	Growing Total Addressable Market;
•	Hydroprocessing-Powered and Feedstock-Agnostic Business Model;
•	Scalable Plant Building Model and SAF Production Capacity;
•	Market and Regulatory Tailwinds;
•	Strong Project Pipeline;
•	Due Diligence;
•	Upside Potential;
•	Public Listing as Pure Play SAF Producer through Business Combination;

•	Financial Condition;
•	Fairness Opinion;
•	Conclusion of the Reasonable Basis Review;
•	Alternative Transactions;
•	Consistency with Focus Impact’s Business Strategy; and
•	Negotiated Transaction.
In the course of its deliberations, in addition to the various other risks associated with the business of XCF, as described in the section titled “Risk Factors” appearing elsewhere in this proxy statement/prospectus, Focus Impact’s board of directors also considered a variety of uncertainties and risks and other potentially negative factors related to the business and prospects of XCF (including, after giving effect to the New Rise Acquisitions, New Rise) and related to the Business Combination including, but not limited to, the following:
•	Macroeconomic Risks;
•	Development Stage Company Risks;
•	Execution Risks;
•	Regulation Risks;
•	Litigation Related to the Business Combination Risks
•	Market Volatility Risks;
•	Business and Industry Risks;
•	Potential Benefits May Not Be Achieved;
•	Transaction Certainty Risk;
•	Redemption Risk;
•	Closing Conditions;
•	Listing Risks;
•	Liquidation of Focus Impact;
•	Post-Business Combination Ownership and Corporate Governance in NewCo; and
•	Fees and Expenses.
This explanation of Focus Impact’s board of directors’ reasons for its approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”
For a more complete description of the Focus Impact board of directors’ reasons for approving the Business Combination, including other factors and risks considered by the Focus Impact board of directors, see the section entitled “Proposal No. 1 -  The Business Combination Proposal - Focus Impact’s Board of Directors’ Reasons for the Approval of the Business Combination.”
Record Date; Persons Entitled to Vote
You will be entitled to vote or direct votes to be cast at the special meeting of stockholders if you owned shares of Focus Impact Common Stock at the close of business on January 16, 2025, which is the record date for the special meeting of stockholders. You are entitled to one vote for each share of Focus Impact Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 6,920,457 shares of Focus Impact Common Stock outstanding, of which 4,100,000 were shares of Focus Impact Class A Common Stock and 956,414 were shares of Focus Impact Class B Common Stock held by the Sponsor Holders.

The Sponsor Holders have agreed to vote all of their shares of Focus Impact Common Stock in favor of the Business Combination Proposal and the Adjournment Proposal. Focus Impact’s issued and outstanding Public Warrants do not have voting rights at the special meeting of stockholders.
Quorum
A quorum of Focus Impact’s stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting of stockholders if a majority of the Focus Impact Common Stock outstanding and entitled to vote at the meeting is virtually present in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.
As of the record date for the special meeting, 3,460,229 shares of Focus Impact Common Stock will be required to achieve a quorum.
Your shares will be counted towards the quorum only if you submit a valid proxy (or your broker, bank or other nominee submits one on your behalf) or if you vote online at the virtual special meeting of stockholders. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the shares represented by stockholders virtually present at the special meeting or by proxy may authorize adjournment of the special meeting to another date.
Abstentions and Broker Non-Votes
Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Focus Impact believes the Stockholder Proposals presented to its stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.”
Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum at the special meeting of Focus Impact stockholders.
Revoking Your Proxy
If you have submitted a proxy to vote your shares and wish to change your vote, you may do so by delivering a later-dated, signed proxy card to Focus Impact’s Chief Executive Officer prior to the date of the special meeting or by voting online at the virtual special meeting. Attendance at the special meeting alone will not change your vote. You also may revoke your proxy by sending a notice of revocation to Focus Impact’s Chief Executive Officer at the above address.
Redemption Rights
Pursuant to the Existing Charter, the Public Stockholders of Focus Impact may elect to redeem all or a portion of their Public Shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Focus Impact to pay its taxes, divided by the number of then outstanding Public Shares, subject to the limitations described herein.
As of February 3, 2025, based on funds in the Trust Account of approximately $13,052,691 (after removing interest that will be released to Focus Impact to pay its taxes prior to the special meeting), this would have amounted to approximately $10.77 per share. If a Public Stockholder exercises its redemption rights, then such Public Stockholder will be exchanging its shares of Focus Impact Common Stock for cash and will no longer own shares of Focus Impact or receive shares in NewCo. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent at least two business days prior to the initially scheduled date of the special meeting of stockholders. See the section entitled “Special Meeting of Focus Impact Stockholders - Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.
Appraisal or Dissenters’ Rights
No appraisal or dissenters’ rights are available to holders of shares of Focus Impact Class A Common Stock or Public Warrants in connection with the Business Combination.

Solicitation of Proxies
Focus Impact will pay the cost of soliciting proxies for the special meeting. Focus Impact has engaged Sodali to assist in the solicitation of proxies for the special meeting. Focus Impact has agreed to pay Sodali a fee of $  . Focus Impact will reimburse Sodali for reasonable out-of-pocket expenses and will indemnify Sodali and its affiliates against certain claims, liabilities, losses, damages and expenses. Focus Impact also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Focus Impact Common Stock for their expenses in forwarding soliciting materials to beneficial owners of Focus Impact Common Stock and in obtaining voting instructions from those owners. Focus Impact’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Stock Ownership
As of the record date, the Sponsor Holders beneficially own an aggregate of approximately 63.4% of the outstanding shares of Focus Impact Common Stock. The Sponsor Holders have agreed to vote all of their shares of Focus Impact Common Stock in favor of the Business Combination and each of the Stockholder Proposals.
Organizational Structure
Prior to the Business Combination
The following diagram illustrates the ownership structure of Focus Impact prior to the Business Combination. The economic and voting interests shown in the diagram do not account for Public Warrants (which will remain outstanding following the Business Combination and may be exercised at a later date).

(1)
As of February 3, 2025, there were (i) 5,312,124 shares of Focus Impact Class A Common Stock issued and outstanding, of which 1,212,124 shares of Focus Impact Class A Common Stock were held by the Public Stockholders and (ii) 1,608,333 shares of Focus Impact Class B Common Stock outstanding.

(2)
Represents the percentage of the Sponsor’s ownership of the total amount of Focus Impact Class A Common Stock issued and outstanding based on the Sponsor’s ownership of 2,850,940 shares of Focus Impact Class A Common Stock.

(3)
Represents the percentage of the Sponsor’s ownership of the total amount of Focus Impact Class B Common Stock outstanding based on the Sponsor’s ownership of 845,363 shares of Focus Impact Class B Common Stock.

(4)
Represents the percentage of the Former Sponsor's ownership of the total amount of Focus Impact Class A Common Stock outstanding based on the Former Sponsor's ownership of 1,249,060 shares of Focus Impact Class A Common Stock.

(5)
Represents the percentage of the Former Sponsor’s ownership of the total amount of Focus Impact Class B Common Stock outstanding based on the Former Sponsor’s ownership of 111,051 shares of Focus Impact Class B Common Stock.

(6)
Represents the percentage of the Public Stockholders’ ownership of the total amount of Focus Impact Class A Common Stock issued and outstanding based on the Public Stockholders’ ownership of 1,212,124 shares of Focus Impact Class A Common Stock.

Following the Business Combination
The following diagram illustrates a simplified version of our organizational structure immediately following the completion of the New Rise Acquisitions and the Business Combination. This chart is provided for illustrative purposes only and does not represent all legal entities of XCF and its affiliates. The ownership percentages are presented on an outstanding basis, which are subject to change based on any redemptions and/or any PIPE Financing (if any).

Existing XCF Security Holders(1)
BHAC Public Shareholders
Sponsor and Other Founder Security Holders(2)
94.5%(3) / 94.9%(4) / 95.3%(5)
1.1%(3) / 0.8%(4) / 0.4%(5)
4.3%(3) / 4.3%(4) / 4.4%(5)
NewCo
100%
XCF Global Capital, Inc.
100%
New Rise Renewables, LLC
New Rise SAF Renewables, LLC
100%
New Rise Renewables, Reno, LLC

(1)
Assumes the $100 million New Rise Convertible Note (as defined below) will be converted to XCF common shares immediately prior to the XCF merger, which will then convert to 10 million shares of NewCo common stock at closing.

(2)	Assumes the full $1.2 million of capital is called under the Polar Subscription Agreement and is reimbursed with shares of NewCo common stock.
(3)	Represents voting and economic interest in NewCo in a scenario in which no shares of Focus Impact Class A Common Stock held by Public Stockholders are redeemed (i.e. the No Redemption Scenario).
(4)	Represents voting and economic interest in NewCo in a scenario in which 606,062 shares of Focus Impact Class A Common Stock held by Public Stockholders are redeemed (i.e. the 50% Redemption Scenario).
(5)
Represents voting and economic interest in NewCo in a scenario in which 1,212,124 shares of Focus Impact Class A Common Stock held by Public Stockholders are redeemed (i.e. the Maximum Redemption Scenario).

Upon consummation of the Business Combination, assuming a February 3, 2025 Closing Date, the post-Closing share ownership of NewCo assuming various levels of redemption by the Public Stockholders will be as follows:

	No Redemptions(1)		Assuming 50% Redemptions(2)		Maximum Redemptions(3)
	Shares	%	Shares	%	Shares	%
XCF Equityholders(4)	147,064,480	91.6	147,064,480	91.9	147,064,480	92.3
Crixus BH3 Sponsor LLC (the “Former Sponsor”)(5)	1,360,111	0.8	1,360,111	0.8	1,360,111	0.9
Public Stockholders(6)	1,776,049	1.1	1,169,987	0.7	563,925	0.4
Other Class B Holders(7)	651,919	0.4	651,919	0.4	651,919	0.4
Focus Impact BHAC Sponsor, LLC (the “Sponsor”)(8)	3,306,944	2.1	3,306,944	2.1	3,306,944	2.1
Polar Subscription Shares(9)	1,320,000	0.8	1,320,000	0.8	1,320,000	0.8
BTIG Shares(10)	100,000	0.1	100,000	0.1	100,000	0.1
PIPE Investors(11)	5,000,000	3.1	5,000,000	3.1	5,000,000	3.1
Total	160,579,503	100.0	159,973,441	100.0	159,367,379	100.0

(1)	Assumes that no shares of Focus Impact Class A Common Stock held by the Public Stockholders are redeemed. Percentages do not sum due to rounding.
(2)	Assumes that 606,062 million shares of Focus Impact Class A Common Stock, or 50% of the shares held by the Public Stockholders are redeemed. Percentages do not sum due to rounding.
(3)	Assumes that 1,212,124 million shares of Focus Impact Class A Common Stock, or 100% of the shares held by the Public Stockholders are redeemed. Percentages do not sum due to rounding.
(4)
Includes the conversion of 20,795,833 shares of XCF stock held by Sky MD, LLC, 1,600,000 shares of XCF stock held by members of XCF management and a consultant to XCF, 19,829,743 shares of XCF stock held by Southeast Renewables, LLC, of which 6,373,796 shares represent GL Part SPV I, LLC’s ownership interest in Southeast Renewables, LLC, 33,965,867 XCF stock held by GL Part SPV I, LLC, 375,000 shares of XCF stock held by Focus Impact Partners, LLC, 250,000 shares of XCF stock held by Innovativ Media Group, Inc., 107,430,000 shares of XCF stock issuable upon the closing of the New Rise Acquisitions. Shares attributable to XCF equity holders are converted at a ratio of 0.74 shares of NewCo Class A Common Stock for each share of XCF stock. In addition, shares held by XCF Equityholders includes 10,000,000 shares of NewCo that are issuable upon the closing of the Business Combination, in connection with the Soule Support Agreement dated March 11, 2024. Under the terms of this agreement, the promissory note, originally convertible into 10,000,000 common shares of XCF, was amended to allow for conversion on a 1:1 basis into 10,000,000 shares of NewCo Class A Common Stock.

(5)	The Former Sponsor has agreed not to redeem their shares.
(6)
Excludes 11,500,000 Public Warrants as the warrants are not expected to be in the money at Closing and includes 389,359 shares of Focus Impact Common Stock to be transferred by the Sponsor to certain Public Stockholders pursuant to certain non-redemption agreements, entered into as of October 6, 2023 by and among Focus Impact, the Former Sponsor, the Sponsor and certain Public Stockholders (the “October Non-Redemption Agreements”) and also includes 174,566 shares of NewCo Common Stock to be issued by NewCo to certain Public Stockholders pursuant to certain non-redemption agreements, entered into as of July 31, 2024 by and among Focus Impact, the Former Sponsor, the Sponsor and certain Public Stockholders (the “July Non-Redemption Agreements.”). In connection with a special meeting of stockholders in October 2023 at which the stockholders approved the extension of the date by which Focus Impact must complete a business combination, certain stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,946,794 shares of Focus Impact Class A Common Stock. In exchange for the foregoing commitments not to redeem such shares of Focus Impact Class A Common Stock, the Sponsor agreed to transfer an aggregate of 389,359 shares of Focus Impact Common Stock held by the Sponsor to such stockholders immediately following consummation of an initial business combination if they continued to hold such non-redeemed stock through the date of the special meeting. In connection with another special meeting of stockholders in July 2024 at which the stockholders again approved the extension of the date by which Focus Impact must complete a business combination, certain stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,047,399 shares of Focus Impact Class A Common Stock. In exchange for the foregoing commitments not to redeem such shares of Focus Impact Class A Common Stock, the NewCo agreed to issue an aggregate of 174,566 (and up to an aggregate of 232,750 shares of NewCo Common Stock if the Company utilizes another two monthly extensions) shares of NewCo Common Stock to such stockholders immediately following consummation of an initial business combination if they continued to hold such non-redeemed stock through the date of the special meeting.

(7)	Consists of the Anchor Investors and Focus Impact’s independent directors.
(8)	Excludes 389,359 shares of Focus Impact Common Stock to be transferred by the Sponsor to certain Public Stockholders pursuant to the Non-Redemption Agreements.
(9)
Assumes the full $1.2 million is called under the Polar Subscription Agreement, and is reimbursed with shares. On November 3, 2023, we entered into the Polar Subscription Agreement under which Polar agreed to make Capital Contributions to the Company. Pursuant to the Polar Subscription Agreement, the Capital Contribution shall be repaid to Polar by the Company within five (5) business days of the Company closing a business combination. Polar may elect to receive such repayment (i) in cash or (ii) in shares of common stock of the surviving entity in such business combination (the “Surviving Entity”) at a rate of one share of common stock for each ten dollars ($10.00) of the Capital Contribution that is funded. Additionally, in consideration of the Capital Contribution, at the closing of a business combination, the Surviving Entity will issue to Polar one share of common stock for each dollar of Capital Contribution that is funded prior to the Closing.

(10)	Assumes that 100,000 shares are issued to BTIG to satisfy the Capital Markets Advisory Fee.

(11)	Assumes $50 million is raised of equity PIPE Financing at $10.00 per share; currently there are no commitments for PIPE Financing.
Share ownership presented in the table above is only presented for illustrative purposes and are based on a number of assumptions. Focus Impact cannot predict how many of the Public Stockholders will exercise their right to have their shares of Focus Impact Class A Common Stock redeemed for cash. As a result, the redemption amount and the number of shares of Focus Impact Class A Common Stock redeemed in connection with the Business Combination may differ from the amounts presented above. As such, the ownership percentages and voting power of current Focus Impact stockholders may also differ from the presentation above if the actual redemptions are different from these assumptions. The Public Stockholders that do not elect to redeem their shares of Focus Impact Class A Common Stock will experience dilution as a result of the Business Combination. The Public Stockholders currently own 22.8% of the Focus Impact Class A Common Stock. As noted in the above table, if no Public Stockholders redeem their shares of Focus Impact Class A Common Stock in the Business Combination, the Public Stockholders will go from owning 22.8% of the Focus Impact Class A Common Stock prior to the Business Combination to owning 1.1% of the total shares outstanding of NewCo. The Public Stockholders will own approximately 0.7% and 0.4% of the total shares outstanding of NewCo, assuming redemptions equaling 50% and Maximum Redemption scenarios as shown above, respectively.
In addition to the changes in percentage ownerships depicted above, the following table summarizes the dilutive effect and the pro forma ownership of NewCo Common Stock following the Business Combination based on varying levels of redemptions by the Public Stockholders and the following additional assumptions: (i) 11,500,000 Public Warrants are exercised and (ii) 6,400,000 Focus Impact Sponsor Warrants are exercised.

	No Redemptions(1)		Assuming 50% Redemptions(2)		Maximum Redemptions(3)
	Shares	%	Shares	%	Shares	%
XCF Equityholders(4)	147,064,480	82.4	147,064,480	82.7	147,064,480	83.0
Former Sponsor Shares(5)	1,360,111	0.8	1,360,111	0.8	1,360,111	0.8
Public Stockholders(6)	1,776,049	1.0	1,169,987	0.7	563,925	0.3
Other Class B Holders(7)	651,919	0.4	651,919	0.4	651,919	0.4
Sponsor Shares(8)	3,306,944	1.9	3,306,944	1.9	3,306,944	1.9
Polar Subscription Shares(9)	1,320,000	0.7	1,320,000	0.7	1,320,000	0.7
BTIG Shares(10)	100,000	0.1	100,000	0.1	100,000	0.1
PIPE Investors(11)	5,000,000	3.1	5,000,000	2.8	5,000,000	2.8
Exercising Focus Impact Public Stockholder Warrants	11,500,000	6.4	11,500,000	6.5	11,500,000	6.5
Exercising Focus Impact Sponsor Warrants	6,400,000	3.6	6,400,000	3.6	6,400,000	3.6
Total	178,479,503	100	177,873,441	100	177,267,379	100
(1)	Assumes that no shares of Focus Impact Class A Common Stock held by the Public Stockholders are redeemed. Percentages do not sum due to rounding.
(2)	Assumes that 606,062 million shares of Focus Impact Class A Common Stock, or 50% of the shares held by the Public Stockholders are redeemed. Percentages do not sum due to rounding.
(3)	Assumes that 1,212,124 million shares of Focus Impact Class A Common Stock, or 100% of the shares held by the Public Stockholders are redeemed. Percentages do not sum due to rounding.
(4)
Includes the conversion of 20,795,833 shares of XCF stock held by Sky MD, LLC, 1,600,000 shares of XCF stock held by members of XCF management and a consultant to XCF, 19,829,743 shares of XCF stock held by Southeast Renewables, LLC, of which 6,373,796 shares represent GL Part SPV I, LLC’s ownership interest in Southeast Renewables, LLC, 33,965,867 XCF stock held by GL Part SPV I, LLC, 375,000 shares of XCF stock held by Focus Impact Partners, LLC, 250,000 shares of XCF stock held by Innovativ Media Group, Inc., 107,430,000 shares of XCF stock issuable upon the closing of the New Rise Acquisitions. Shares attributable to XCF equity holders are converted at a ratio of 0.74 shares of NewCo Class A Common Stock for each share of XCF stock. In addition, shares held by XCF Equityholders includes 10,000,000 shares of NewCo that are issuable upon the closing of the Business Combination, in connection with the Soule Support Agreement dated March 11, 2024. Under the terms of this agreement, the promissory note, originally convertible into 10,000,000 common shares of XCF, was amended to allow for conversion on a 1:1 basis into 10,000,000 shares of NewCo Class A Common Stock.

(5)	The Former Sponsor has agreed not to redeem their shares.
(6)
Excludes 11,500,000 Public Warrants as the warrants are not expected to be in the money at Closing and includes 389,359 shares of Focus Impact Common Stock to be transferred by the Sponsor to certain Public Stockholders pursuant to certain non-redemption agreements, entered into as of October 6, 2023 by and among Focus Impact, the Former Sponsor, the Sponsor and certain Public Stockholders (the “October Non-Redemption Agreements”) and also includes 174,566 shares of NewCo Common Stock to be issued by NewCo to certain Public Stockholders pursuant to certain non-redemption agreements, entered into as of July 31, 2024 by and among Focus Impact, the Former Sponsor, the Sponsor and certain Public Stockholders (the “July Non-Redemption Agreements.”). In connection with a special meeting of stockholders in October 2023 at which the stockholders approved the extension of the date by which Focus Impact must complete a business combination, certain stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,946,794 shares of Focus Impact Class A Common Stock. In exchange for the foregoing commitments not to redeem such shares of Focus Impact Class A Common Stock, the Sponsor agreed to transfer an aggregate of 389,359 shares of Focus Impact Common Stock held by the Sponsor to such stockholders immediately following consummation of an initial business combination if they continued to hold such non-redeemed stock through the date of the special meeting. In connection with another special meeting of stockholders in July 2024 at which the stockholders again approved the extension of the date by which Focus Impact must complete a business combination, certain stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,047,399 shares of Focus Impact Class A Common Stock. In exchange for the foregoing commitments not to redeem such shares of Focus Impact Class A Common Stock, the NewCo agreed to issue an aggregate of 174,566 (and up to an aggregate of 232,750 shares of NewCo Common Stock if the Company utilizes another two monthly extensions) shares of NewCo Common Stock to such stockholders immediately following consummation of an initial business combination if they continued to hold such non-redeemed stock through the date of the special meeting.
(7)	Consists of the Anchor Investors and Focus Impact’s independent directors.
(8)	Excludes 389,359 shares of Focus Impact Common Stock to be transferred by the Sponsor to certain Public Stockholders pursuant to the Non-Redemption Agreements.
(9)	Assumes the full $1.2 million is called under the Polar Subscription Agreement, and is reimbursed with shares.
(10)	Assumes that 100,000 shares are issued to BTIG to satisfy the Capital Markets Advisory Fee.
(11)	Assumes $50 million is raised of equity PIPE Financing at $10.00 per share, currently there are no commitments for PIPE Financing.
Please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.
In addition to the changes in percentage ownerships depicted above, variation in the levels of redemption will impact the dilutive effect of certain equity issuances related to the Business Combination. As illustrated in the table below, increasing levels of redemption will increase the dilutive effects of these issuances on non-redeeming stockholders. See the section entitled “Risk Factors — Focus Impact’s public stockholders will experience dilution due to the issuance of NewCo securities to existing XCF equity holders entitling them to significant voting stake in the combined company.”

	Assuming No Redemptions(1)		Assuming 50% Redemptions(2)		Assuming Maximum Redemptions(3)
	Number of Shares	Value per Share(4)	Number of Shares	Value per Share(5)	Number of Shares	Value per Share(6)
Base Scenario(7)	154,159,503(7)	$10.23	153,553,441(8)	$10.23	152,947,379(9)	$10.23
Assuming Polar Subscription Shares Issued(10)	155,479,503	$10.14	154,873,441	$10.14	154,267,379	$10.14
Assuming PIPE Financing(11)	159,159,503	$9.91	158,553,441	$9.91	157,947,379	$9.90
Assuming BTIG Shares Issued(12)	154,259,503	$10.22	153,653,441	$10.22	153,047,379	$10.22
Assuming all Focus Impact Public Stockholder Warrants are exercised(13)	165,659,503	$9.52	165,053,441	$9.52	164,447,379	$9.51
Assuming all Focus Impact Sponsor Warrants are exercised(14)	160,559,503	$9.82	159,953,441	$9.82	159,347,379	$9.82
Assuming the Polar Subscription Shares are issued, the PIPE Financing, the BTIG Shares are issued and all Public Warrants and Private Placement Warrants are exercised(15)	178,479,503	$8.84	177,873,441	$8.83	177,267,379	$8.82

(1)	Assumes that no shares of Focus Impact Class A Common Stock are redeemed.
(2)	Assumes that 606,062 million shares of Focus Impact Class A Common Stock, or 50% of the redeemable shares outstanding are redeemed.
(3)	Assumes that 1,212,124 million shares of Focus Impact Class A Common Stock, or 100% of the redeemable shares outstanding are redeemed.
(4)	Based on a post-transaction equity value of NewCo of approximately $1,577,051,716 calculated based on number of shares times market value of Focus Impact shares as of January 16, 2025 of $10.23.
(5)
Based on a post-transaction equity value of the Combined Company of approximately $1,570,585,034, or approximately $1,577,051,716 less the approximately $6,466,682 (or approximately $10.67 per share, representing its original per share portion of the principal in the trust account and the interest accrued thereon not previously released to Focus Impact to pay its taxes) that would be paid from the trust account to redeem 606,062 Public Shares in connection with the Business Combination.

(6)
Based on a post-transaction equity value of the Combined Company of approximately $1,564,118,353, or approximately $1,577,051,716 less the approximately $12,933,363 million (or approximately $10.67 per share, representing its original per share portion of the principal in the trust account and the interest accrued thereon not previously released to Focus Impact to pay its taxes) that would be paid from the trust account to redeem 1,212,124 Public Shares in connection with the Business Combination.

(7)
Represents (i) 147,064,480 shares issued to XCF equityholders, (ii) 1,360,111 shares held by the Former Sponsor, (iii) 3,306,944 shares held by the Sponsor (iv) 651,919 shares held by Other Class B Holders and (v) 1,776,049 shares held by Public Stockholders.

(8)
Represents (i) 147,064,480 shares issued to XCF equityholders, (ii) 1,360,111 shares held by the Former Sponsor, (iii) 3,306,944 shares held by the Sponsor (iv) 651,919 shares held by Other Class B Holders and (v) 1,169,987 shares held by Public Stockholders.

(9)
Represents (i) 147,064,480 shares issued to XCF equityholders, (ii) 1,360,111 shares held by the Former Sponsor, (iii) 3,306,944 shares held by the Sponsor (iv) 651,919 shares held by Other Class B Holders and (v) 563,925 shares held by Public Stockholders.

(10)	Represents the Base Scenario plus the assumption that the full $1.2 million is called under the Polar Subscription Agreement and is reimbursed with shares.

(11)	Represents the Base Scenario plus the assumption that $50 million is raised of equity PIPE Financing at $10.00 per share, currently there are no commitments for PIPE Financing.
(12)	Represents the Base Scenario plus the full issuance of 100,000 shares to BTIG to satisfy the Capital Markets Advisory Fee.
(13)	Represents the Base Scenario plus the full exercise of 11,500,000 Public Warrants for a cash exercise price of $11.50 per share.
(14)	Represents the Base Scenario plus the full exercise of 6,400,000 Private Placement Warrants outstanding prior to the Closing for a cash exercise price of $11.50 per share.
(15)
Represents the Base Scenario, plus the assumption that the full $1.2 million is called under the Polar Subscription Agreement and is reimbursed with shares plus the assumption that $50 million is raised of equity PIPE Financing at $10.00 per share, 100,000 shares are issued to BTIG to satisfy the Capital Markets Advisory Fee at $10.00 per share and plus the full exercise of the Public Warrants and Private Placement Warrants for a cash exercise price of $11.50 per share.

The following table presents the net tangible book value per share at various redemption levels assuming various sources of material probable dilution (but excluding the effects of the Business Combination transaction itself).

	Assuming 25% Redemptions(1)		Assuming 50% Redemptions(2)		Assuming 75% Redemptions(3)		Assuming 100% Redemptions(4)
	Total Shares	Tangible Book Value Per Share	Total Shares	Tangible Book Value Per Share	Total Shares	Tangible Book Value Per Share	Total Shares	Tangible Book Value Per Share
BHAC net tangible book value per share as of September 30, 2024 (unadjusted)	7,095,023	$0.82	7,095,023	$0.82	7,095,023	$0.82	7,095,023	$0.82
Accretion (Dilution) of BHAC Shareholders assuming the Redemption of Shares	6,791,992	$0.38	6,488,961	$(0.10)	6,185,930	$(0.62)	5,882,899	$(1.21)
Accretion (Dilution) of BHAC Shareholders assuming the Exercise of Public Warrants(5)	18,291,992	$7.42	17,988,961	$7.37	17,685,930	$7.31	17,382,899	$7.25
Accretion (Dilution) of BHAC Shareholders assuming the Exercise of Private Placement Warrants(6)	24,691,992	$8.50	24,388,961	$8.47	24,085,930	$8.45	23,782,899	$8.42
Accretion (Dilution) of BHAC Shareholders assuming the Exercise of Polar Subscription Agreement(7)	26,011,992	$8.12	25,708,961	$8.09	25,405,930	$8.05	25,102,899	$8.02
Accretion (Dilution) of BHAC Shareholders assuming the Settlement of BTIG transaction expenses in shares(8) )	26,111,992	$8.08	25,808,961	$8.05	25,505,930	$8.02	25,202,899	$7.99
Accretion (Dilution) of BHAC Shareholders assuming the cash settlement of remaining transaction expenses(9)	26,111,992	$8.04	25,808,961	$8.01	25,505,930	$7.98	25,202,899	$7.95

Initial offering price of BHAC		$10.00		$10.00		$10.00		$10.00
Pro forma net tangible book value per share from dilutive securities and other related events, excluding the Business Combination		$8.04		$8.01		$7.98		$7.95
Dilution to non-redeeming shareholders		$(1.96)		$(1.99)		$(2.02)		$(2.05)

(1)	Assumes that 303,031 shares of Focus Impact Class A Common Stock, or 25% of the shares held by the Public Stockholders are redeemed.
(2)	Assumes that 606,062 shares of Focus Impact Class A Common Stock, or 50% of the shares held by the Public Stockholders are redeemed.
(3)	Assumes that 909,093 shares of Focus Impact Class A Common Stock, or 75% of the shares held by the Public Stockholders are redeemed.
(4)	Assumes that 1,212,124 shares of Focus Impact Class A Common Stock, or 100% of the shares held by the Public Stockholders are redeemed.
(5)	Assumes 11,500,000 Public Warrants are exercised at an exercise price of $11.50 per share.
(6)	Assumes 6,400,000 Private Placement Warrants are exercised at an exercise price of $11.50 per share.
(7)	Assumes the full $1.2 million is called under the Polar Subscription Agreement, and is reimbursed with 1,320,000 of shares.
(8)	Includes 100,000 of shares issued for the Capital Markets Advisory Fee owed to BTIG.
(9)	Includes the settlement of approximately $5.5 million of BHAC transaction expenses, of which $4.4 million was accrued for on the BHAC balance sheet as of September 30, 2024.

Compensation Received by the Sponsor and the Former Sponsor
Set forth below is a summary of the terms and amount of the compensation received or to be received by the Sponsor and the Former Sponsor and their respective affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by Focus Impact to the Sponsor and the Former Sponsor and their respective affiliates and the price paid or to be paid for such securities or any related financing transaction.

Interest in Securities	Other Compensation
The Sponsor currently holds 2,850,940 shares of Focus Impact Class A Common Stock, 845,363 shares of Focus Impact Class B Common Stock and 4,160,000 Private Placement Warrants. Pursuant to non-redemption agreements entered into with certain stockholders in October 2023, the Sponsor agreed to transfer an aggregate of 389,359 shares of Focus Impact Class A Common Stock to the such stockholders immediately following consummation of an Initial Business Combination.

The Former Sponsor currently holds 1,249,060 shares of Focus Impact Class A Common Stock, 111,051 shares of Focus Impact Class B Common Stock and 2,240,000 Private Placement Warrants.

Pursuant to the Purchase Agreement, the Sponsor purchased the Class B Common Stock and the Private Placement Warrants from the Former Sponsor for an aggregate purchase price of $16,288.27

At Closing, pursuant to the Business Combination Agreement, the Sponsor will be reimbursed by NewCo for certain unpaid expenses incurred in the Business Combination and for any outstanding loans to Focus Impact. Focus Impact currently estimates that the total amount payable for Focus Impact transaction expenses and any outstanding loans or other obligations of Focus Impact to the Sponsor is approximately $4.5 million, inclusive of the $110,000 principal balance under the FI Sponsor Promissory Note (as defined below), as of September 30, 2024.

On February 26, 2024, Focus Impact issued an unsecured promissory note in the total principal of up to $500,000 (the “FI Sponsor Promissory Note”) to the Sponsor. The FI Sponsor Promissory Note does not bear interest and matures upon closing of the Business Combination. In the event that Focus Impact does not consummate a business combination, the FI Sponsor Promissory Note will be repaid only from amounts remaining outside of the Trust Account. The FI Sponsor Promissory Note would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to the total principal amount of the FI Sponsor Promissory Note may be converted, in whole or in part, at the option of the lender into warrants of the Company at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants issued to the Former Sponsor at the time of the initial public offering of Focus Impact.

No other compensation will be due to the Former Sponsor as a result of the Business Combination or otherwise.

The retention of shares by Sponsor and its affiliates, the reimbursements payable to Sponsor and the Private Placement Warrants issuable to the Sponsor and its affiliates upon the conversion or exercise of the FI Sponsor Promissory Note at Closing will not result in a material dilution of the equity interests of non-redeeming Public Stockholders. See the section entitled “Questions and Answers — What shall be the relative equity stakes of the Public Stockholders and the XCF security holders in NewCo upon completion of the Business Combination” for further information.

In the event our sponsor, directors, officers, advisors or their affiliates were to purchase Focus Impact Class A Common Stock from Public Stockholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
•
this proxy statement/prospectus would disclose the possibility that our Sponsor, directors, officers, advisors or any of their affiliates may purchase shares from Public Stockholders outside the redemption process, along with the purpose of such purchases;

•
if our Sponsor, directors, officers, advisors or any of their affiliates were to purchase shares from Public Stockholders, they would do so at a price no higher than the price offered through our redemption process;

•
this proxy statement/prospectus would include a representation that any of our securities purchased by our Sponsor, directors, officers, advisors or any of their affiliates would not be voted in favor of approving the Business Combination;

•
our Sponsor, directors, officers, advisors or any of their affiliates would not possess any redemption rights with respect to such securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•	we would disclose in a Form 8-K, before the Special Meeting to approve the Business Combination, the following material items:
•
the amount of the Focus Impact Class A Common Stock purchased outside of the redemption offer by our Sponsor, directors, executive officers, advisors or any of their affiliates, along with the purchase price;

•	the purpose of the purchases by our Sponsor, directors, executive officers, advisors or any of their affiliates;
•	the impact, if any, of the purchases by our Sponsor, directors, executive officers, advisors or any of their affiliates on the likelihood that the Business Combination will be approved;
•
the identities of our stockholders who sold to our Sponsor, directors, executive officers, advisors or any of their affiliates (if not purchased on the open market) or the nature of such stockholders (e.g.,5% security holders) who sold to our Sponsor, directors, executive officers, advisors or any of their affiliates; and

•	the number of our Focus Impact Class A Common Stock for which we have received redemption requests pursuant to our redemption offer.
Emerging Growth Company
Focus Impact is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, Focus Impact will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.
Additionally, Focus Impact is a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.
NewCo will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of NewCo’s initial public offering, (b) in which NewCo has total annual gross revenue of at least $1.235 billion or (c) in which NewCo is deemed to be a large accelerated filer, which, in addition to certain other criteria, means the market value of NewCo’s common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which NewCo has issued more than $1 billion in non-convertible debt securities during the prior three-year period.
Expected Accounting Treatment of the New Rise Acquisitions
We expect the acquisition of New Rise Renewables to be accounted for as a reverse asset acquisition in accordance with U.S. GAAP. Under the guidance in ASC 805, XCF is expected to be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on existing New Rise Renewables’ security holders comprising a relative majority of the voting power of XCF, New Rise Renewables’ operations prior to the acquisition comprising the only ongoing operations of XCF, the majority of the XCF’s Board being appointed by New Rise Renewables’ security holders, and Randy Soule’s, former New Rise manager, significant influence on senior management through his sole ownership of Encore DEC, LLC (“Encore”), an entity that will manage key operations and assets of XCF. Accordingly, the reverse asset acquisition is expected to reflect XCF’s assets and liabilities based on the asset acquisition cost, with the cost allocation determined based on relative fair values whereby no goodwill is recorded. Operations prior to the reverse asset acquisition will be those of New Rise Renewables.
Separately, as Randy Soule owns more than 50% of both New Rise Renewables and New Rise SAF prior to the completion of the New Rise Acquisitions, we expect the acquisition of New Rise SAF to be a common control transaction and accounted for as a pooling of interests, whereby the New Rise SAF assets will be combined at historical cost and no goodwill will be recognized.
Expected Accounting Treatment of the Business Combination
We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under the guidance in ASC 805, NewCo is expected to be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on existing XCF’s security holders comprising a relative majority of the voting power of NewCo, XCF’s operations prior to the acquisition comprising the only ongoing operations of NewCo, the majority of the NewCo’s Board being appointed by XCF’s security holders, and XCF’s senior management comprising a majority of the senior management of NewCo. Accordingly, the Business Combination is expected to be reflected as the equivalent of NewCo issuing stock for the net assets of XCF, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of XCF.
Regulatory Matters
Under the HSR Act and the rules that have been promulgated thereunder, certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the Federal Trade Commission (“FTC”) and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted.
At any time before or after consummation of the Transaction, notwithstanding termination of the respective waiting periods under the HSR Act, the Department of Justice or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Focus Impact and XCF cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, Focus Impact and XCF cannot assure you as to its result.
Neither of Focus Impact nor XCF are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Deferred Fee Waiver
In connection with the closing of the Purchase Agreement in September 2023, Guggenheim Securities, LLC (“Guggenheim”) and BTIG, LLC (“BTIG”), joint-bookrunner underwriters of Focus Impact’s initial public offering, reached out to Focus Impact’s management in order to notify Focus Impact that they would be unable to serve as an advisor to Focus Impact in connection with an initial business combination. At that time, Focus Impact requested that Guggenheim and BTIG, and Guggenheim and BTIG agreed to, waive their individual entitlement to their respective portion of the deferred underwriting fee payable pursuant to the Underwriting Agreement that Focus Impact, Guggenheim and BTIG executed in connection with Focus Impact’s initial public offering. On November 2, 2023, Focus Impact executed a formal waiver with Guggenheim and BTIG pursuant to which Guggenheim and BTIG waived all rights to their respective shares of the deferred underwriting commissions (the “Deferred Fee Waiver”), which were payable upon completion of an initial business combination and deposited into the trust account established in connection with Focus Impact’s initial public offering. In connection with the Deferred Fee Waiver, Guggenheim and BTIG also agreed that the waived portion of the deferred underwriting commissions can, at the discretion of Focus Impact, be paid to one or more parties or otherwise be used in connection with an initial business combination.
Other than the notification in 2023, according to which Guggenheim and BTIG would be unable to continue to serve as an advisor to Focus Impact, and the subsequent execution of the Deferred Fee Waiver on November 2, 2023, Guggenheim, BTIG and Focus Impact did not discuss the reasons for Guggenheim and BTIG’s forfeiture of fees. Guggenheim and BTIG did not communicate to Focus Impact, and Focus Impact does not otherwise believe, that the Deferred Fee Waiver was the result of any dispute or disagreement with Focus Impact, including any disagreement relating to the disclosure in this proxy statement/prospectus, the scope of its engagements under the Underwriting Agreement or its ability to complete such engagements or any matter relating to Focus Impact’s or XCF’s operations, prospects, policies, procedures or practices. The services to be provided by Guggenheim and BTIG pursuant to the Underwriting Agreement related to Focus Impact’s initial public offering were complete at the time of the Deferred Fee Waiver and Guggenheim and BTIG are therefore gratuitously waiving their right to be compensated in connection with a business combination.
After the closing of Focus Impact’s initial public offering and prior to the execution of the Deferred Fee Waiver, Guggenheim and BTIG were involved in advising the Focus Impact Board in connection with the identification or evaluation of potential business combination targets and in providing certain financial and merger-related advisory services to Focus Impact (for more information see “Proposal 1: Business Combination Proposal—Background of the Business Combination”. However, following the execution of the Deferred Fee Waiver, Guggenheim and BTIG ceased to provide any advisory services to Focus Impact and ceased to advise Focus Impact on the identification or evaluation of potential business combination targets. Guggenheim and BTIG did not advise Focus Impact in any capacity on the proposed Business Combination with XCF. Further, Focus Impact did not rely on any work performed by Guggenheim or BTIG to identify or evaluate potential business combination targets when Focus Impact resumed its search for potential business combinations after Guggenheim and BTIG ceased to advise Focus Impact following the execution of the Deferred Fee Waiver. Neither XCF nor the other potential business combination targets that Focus Impact considered following the execution of the Deferred Fee Waiver were among the potential business combination targets sourced, identified or recommended by Guggenheim or BTIG while Guggenheim and BTIG were advising Focus Impact. Neither Guggenheim nor BTIG performed, or was engaged to perform, any work for the boards of directors of Focus Impact or XCF that is related to the Business Combination and neither Guggenheim nor BTIG was involved in the preparation of any disclosure, or analysis underlying disclosure, included in this proxy statement/prospectus. Guggenheim and BTIG therefore claim no role in the Business Combination with XCF and, by extension, has also not reached out to Focus Impact to affirmatively disclaim any responsibility for any of the disclosures in this prospectus.
Despite Guggenheim and BTIG not providing any details as to the reasons for the Deferred Fee Waiver when it approached Focus Impact in 2023, shareholders should be aware that such Deferred Fee Waiver may indicate that neither Guggenheim and BTIG want to be associated with the disclosures in this proxy statement/prospectus or any underlying business analysis related to the transactions described herein. The Deferred Fee Waiver, including the waivers of fees for services that had already been rendered, is unusual and some investors may find the proposed Business Combination with XCF less attractive as a result of Guggenheim and BTIG not having been involved in the preparation and review of this proxy statement/prospectus. Focus Impact’s investors will not have the benefit of Guggenheim or BTIG’s independent review and investigation of the disclosures provided in this proxy statement/prospectus. Further, although Guggenheim and BTIG waived their respective entitlement to any deferred underwriting fee payable pursuant to the Underwriting Agreement, certain provisions of the Underwriting Agreement were not waived by the Guggenheim or BTIG. In particular, Guggenheim and BTIG did not waive their respective rights to indemnification under the Underwriting Agreement for any losses, claims, damages or liabilities, joint or several, arising out of or based upon an untrue statement or alleged untrue statement of a material fact contained in the filings and communications related to Focus Impact’s initial public offering or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading. As a result, if any claims, litigation, disputes or other legal proceedings are brought by third parties against Guggenheim or BTIG in relation to its services provided under the Underwriting Agreement, then Focus Impact (and NewCo upon consummation of the Business Combination) may be liable to pay for or reimburse Guggenheim and BTIG for such losses and costs it incurs, subject to the limitations set forth in the Underwriting Agreement. In addition, the Underwriting Agreement contains a contribution provision in the event that the indemnity obligations are unavailable or insufficient to hold harmless an indemnified party; however, Guggenheim and BTIG shall not be required to contribute any amount in excess of the amount by which the total price at which the offered securities underwritten by either of them and distributed to the public were offered to the public exceeds the amount of any damages which such underwriter has otherwise been required to pay. Therefore, there can be no assurance that Focus Impact (or NewCo following the Business Combination) would have sufficient funds to satisfy such indemnification claims.
Notwithstanding the foregoing, Focus Impact executed the Deferred Fee Waiver because it believes that such waiver will be beneficial for its shareholders as such waived fees would reduce the amount of transaction expenses payable in connection with the consummation of an initial business combination by $8,050,000. The Focus Impact Board did not consider the potential impact of the Deferred Fee Waiver in its assessment of the Business Combination with XCF, given (a) the timing of the execution of Deferred Fee Waiver in relation to the timing of the negotiations of a business combination agreement with XCF, (b) that no separate engagement letter was entered into with Guggenheim or BTIG and their obligations therefore being limited in scope solely to the services contemplated by the Underwriting Agreement and its completed services in connection with Focus Impact’s initial public offering, and (c) that neither Guggenheim nor BTIG participated in or provided (and was not required to participate in or provide) advisory services in connection with the identification or evaluation of potential business combination targets, an initial business combination, or the proposed transaction with XCF. Focus Impact does not expect that the Deferred Fee Waiver will have any significant impact on the proposed transaction with XCF other than reducing the amount of expenses associated with the proposed Business Combination and potentially adversely affecting investors’ perception of the proposed Business Combination with XCF.
Therefore, given Guggenheim and BTIG’s lack of involvement in the Business Combination with XCF and given the fact that Focus Impact has not provided a copy of the proxy statement/prospectus to Guggenheim or BTIG for review and neither Guggenheim nor BTIG has provided any response or feedback regarding the disclosure included herein, investors should not rely on the expertise of Guggenheim or BTIG when making an investment decision in connection with the Business Combination and no inference should be drawn on whether Guggenheim or BTIG agrees with the disclosures included in this proxy statement/prospectus, including the disclosure regarding the Deferred Fee Waiver.
For more information regarding the Deferred Fee Waiver, see the section titled “Questions and Answers for Shareholders of Focus Impact—What are the potential impacts on the Business Combination resulting from Guggenheim and BTIG’s waiver of their deferred underwriting commission?”, and for more information related to the associated risks, see “Risk Factors—Risks Related to the Business Combination and Focus Impact—The waiver of deferred underwriting commission by Guggenheim and BTIG despite performing all of their obligations under the Underwriting Agreement may indicate that they may be unwilling to be associated with the disclosure in this proxy statement/prospectus.”
Summary of Risk Factors
You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. These risks are discussed more fully in the section entitled “Risk Factors” following this summary. If any of these risks actually occur, XCF’s, Focus Impact’s or NewCo’s business, financial condition or results of operations would likely be materially adversely affected. These risks include, but are not limited to, the following:
•
Although we currently expect to have sufficient funds available to consummate the Business Combination, as of the date of this proxy statement/prospectus, we have not obtained sufficient funding to meet all of our obligations in connection with closing, nor have we obtained sufficient funding to execute our business plan.

•
Our existing New Rise Reno production facility was recently converted to produce SAF in October 2024. The facility began producing SAF in Q4 2024 and is expected to begin producing commercial quantities of SAF in Q1 2025. We currently plan to construct additional production facilities in Nevada (adjacent to New Rise Reno), Florida and North Carolina. Although we have begun production of SAF, if commercial production at New Rise Reno is delayed, the construction of additional production facilities is delayed or any of the production facilities do not perform as we expect once construction of the additional facilities has been completed and commercial production has begun, our business and prospects will suffer.

•
Although we have completed the acquisition of New Rise SAF on January 23, 2025, as of the date of this proxy statement/prospectus, we have not yet completed our acquisition of New Rise Renewables. Until the New Rise Renewables acquisition has been completed we are limited in our ability to implement our business plan, and if we are unable to complete the New Rise Renewables acquisition, then the Business Combination is unlikely to be completed.

•
Our management team does not have experience in the construction of additional SAF production facilities or in the operation of a renewable fuels business, and will depend on services provided by service providers, including a company controlled by the individual who will be our largest stockholder upon consummation of the Business Combination, to manage the conversion of existing production facilities, the construction of new production facilities and certain critical operating functions.

•
We will be required to expend significant amounts for capital outlays and operating expenditures to operate our facilities. If we are unable to complete capital projects at their expected costs or in a timely manner, or if the market conditions assumed in our project economics deteriorate, our financial condition, results of operations, or cash flows could be materially and adversely affected.

•	Our financial results are largely affected by the relationship, or margin, between the prices at which we sell SAF and the prices of feedstocks used in manufacturing SAF.
•	We are currently dependent on one counterparty to supply all of the feedstocks needed to produce SAF and for the offtake of all of the SAF we produce.
•	Our failure to accurately forecast demand for our SAF product could result in unexpected shortfalls or surpluses that could negatively affect our results of operations.
•	Economic conditions and trends in the business cycles of the airline industry will impact our business and operating results.
•	Competitiveness of our SAF product for aviation fuel use benefits in part from government economic incentives for renewable energy projects or other related policies that could change.
•
We compete in an industry characterized by rapidly advancing technologies and increasing competition, and our failure to successfully compete with other companies in our industry may have a material adverse effect on our business, financial condition and results of operations and market share.

•	If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.
•	Our operations are subject to numerous stringent environmental, health and safety laws and regulations that may expose us to significant costs and liabilities.
•
We will use hazardous materials in the production of SAF and we must comply with environmental laws and regulations relating to proper handling, storage or disposal of these materials. If we fail to properly handle, store and dispose of hazardous materials, or if we are found to be in violation of applicable laws and regulations relating to proper handling, storage or disposal could result in substantial liabilities for us.

•	Our management team has limited experience managing a public company.
•	We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.
•	The price of our securities may be volatile following the Business Combination and you could lose all or part of your investment as a result.

•	We do not intend to pay cash dividends for the foreseeable future.
•
The NYSE or Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

•
Our directors, executive officers and principal stockholders will continue to have substantial control over us after the consummation of the Business Combination, which could limit other stockholders’ ability to influence the outcome of corporate matters and key transactions, including a change of control.

•	Future resales of our common stock after the consummation of the Business Combination may cause the market price of our securities to drop significantly.
•
We may issue additional shares of our common stock either prior or subsequent to the consummation of the Business Combination, or both, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus includes statements that express Focus Impact’s and XCF’s opinions, expectations, hopes, beliefs, plans, intentions, objectives, strategies, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements appear in a number of places throughout this proxy statement/prospectus and include statements regarding Focus Impact’s and XCF’s intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which XCF operates as well as any information concerning possible or assumed future results of operations of NewCo after the consummation of the Business Combination. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting Focus Impact, XCF and NewCo. Factors that may impact such forward-looking statements include:
•	changes in domestic and foreign business, market, financial, political, and legal conditions;
•	the amount of redemptions by Public Stockholders in connection with the Business Combination;
•
the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the Business Combination or the New Rise Acquisitions or with regard to the Company’ s offtake arrangements;

•	the outcome of any legal proceedings that may be instituted against Focus Impact, XCF, the combined company or others;
•
the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of stockholders is not obtained;

•	changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations;
•	the ability of XCF to obtain sufficient financing to execute its business plan and the terms of any financings;
•
the inability of XCF to successfully or timely consummate the New Rise Acquisitions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination;

•	the ability to meet stock exchange listing standards following the consummation of the Business Combination;
•
the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to operate New Rise Reno or launch operations at additional sites in the near future;

•	the risk that the proposed transactions disrupt current plans and operations of Focus Impact or XCF as a result of the announcement and consummation of the proposed transactions;
•
the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees;

•	costs related to the proposed transactions;

•	changes in applicable laws or regulations;
•	risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities;
•	the possibility that Focus Impact, XCF or the combined company may be adversely affected by other economic, business, and/or competitive factors;
•	the availability of tax credits and other federal, state or local government support;
•	risks relating to XCF’s and New Rise’s key intellectual property rights; and
•	other risks and uncertainties indicated in this proxy statement/prospectus, including those set forth under the section entitled “Risk Factors.”
The forward-looking statements contained in this proxy statement/prospectus are based on Focus Impact’s and XCF’s current expectations and beliefs concerning future developments and their potential effects on the Business Combination and NewCo. There can be no assurance that future developments affecting Focus Impact, XCF and/or NewCo will be those that Focus Impact or XCF has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond either Focus Impact’s or XCF’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Focus Impact, XCF and NewCo will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
Before a stockholder grants its proxy, instructs how its vote should be cast or votes on the Business Combination Proposal or the Adjournment Proposal, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect Focus Impact, XCF and/or NewCo.

RISK FACTORS
You should carefully review and consider the following risk factors and the other information contained in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein, in evaluating the Business Combination and the proposals to be voted on at the special meeting. Certain of the following risk factors apply to the business and operations of XCF and will also apply to the business and operations of NewCo following the consummation of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of NewCo following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Focus Impact and XCF that later may prove to be incorrect or incomplete. Focus Impact, XCF and NewCo may face additional risks and uncertainties that are not presently known to such entity, or that are currently deemed immaterial, which may also impair our business or financial condition. As used in this subsection, “we,” “us,” “our” or “XCF” refer to the business and operations of XCF Global Capital, Inc. and its consolidated subsidiaries prior to the Business Combination (including the business and operations of New Rise as if the acquisition of New Rise has been completed as of the date of this proxy statement/prospectus), which will be the business of NewCo and its subsidiaries following the consummation of the Business Combination.
Risks Relating to Our Operations, Business and Industry
Unless the context requires otherwise, references to “we,” “us” and “our” in this section refer to XCF Global Capital, Inc. prior to the Business Combination and to NewCo and its subsidiaries following the Business Combination. In addition, unless the context requires otherwise, information included in this section is presented as if the New Rise Acquisitions have been completed as of the date of this proxy statement/prospectus.
Although we currently expect to have sufficient funds available to consummate the Business Combination, as of the date of this proxy statement/prospectus, we have not obtained sufficient funding to meet all of our obligations in connection with closing, nor have we obtained sufficient funding to execute our business plan. In addition, XCF’s management and New Rise’s management each has identified conditions that raise substantial doubt about each of XCF’s and New Rise’s ability to continue as a going concern.
Consummating the Business Combination and implementing our business plan will require the parties to obtain sufficient financing. Although we currently expect to have sufficient funds available to the consummate the Business Combination, we have not yet secured sufficient capital to meet all of our closing obligations or to fund the near-term implementation of our business plan. If such funding is not available to us on acceptable terms, or at all, we may not be able to complete the Business Combination or, if we do complete the Business Combination, we may be limited in our ability to implement our business plan in a timely manner or may need to delay or modify certain important elements of our plan, which would have a material adverse effect on our business and results of operations. The parties are actively seeking financing but we cannot assure you that financing sufficient to close the transaction and for XCF to be able to implement its business plan will be available on favorable terms, or at all.
If we are successful in raising additional funds by issuing equity securities or securities convertible into or exchangeable for equity securities, dilution to existing stockholders will result, and such securities may have rights, preferences and privileges senior to those of our common stock. If we are able to secure debt financing, the terms of any debt arrangements may include restrictive covenants or other terms that may impose burdens on our ability to operate.
XCF’s cash and cash equivalents as of September 30, 2024 totaled $34,907. Based on XCF’s losses to date and limited cash resources, XCF’s management has identified substantial doubt about XCF’s ability to continue as a going concern. XCF’s ability to continue as a going concern is dependent upon its ability to raise sufficient funds to pay ongoing operating expenditures and meet its obligations over the next twelve months. XCF historically was able to obtain certain bridge financing from a significant shareholder (GL Part SPV I, LLC) to fund its operations but there is no ongoing commitment or obligation to provide such financing in the future, and such bridge financing, even if available, may not be sufficient to fund the combined company’s operations following consummation of the New Rise Transactions and the Business Combination.
New Rise’s cash and cash equivalents as of September 30, 2024 totaled $5,055,502. Based on New Rise’s losses to date and limited cash resources, New Rise’s management has identified substantial doubt about New Rise’s ability to continue as a going concern. New Rise’s ability to continue as a going concern is dependent upon its ability to raise sufficient funds to pay ongoing operating expenditures and meet its obligations over the next twelve months. New Rise historically has been able to obtain third-party loans and indebtedness to fund its operations, but is actively seeking new sources of financing as part of the transaction with XCF to enable New Rise to fund its operations, but any new financing similar to the financing New Rise has obtained in the past may not be sufficient to fund the combined company’s operations following consummation of the New Rise Transactions and the Business Combination.
The substantial doubt as to XCF’s and New Rise’s ability to continue as going concerns could limit their ability to raise additional funds. In addition, the perception that XCF and New Rise may not be able to continue as going concerns may also make it more difficult to operate their separate businesses prior to the closing of the New Rise Transactions or their combined businesses following completion of the New Rise Transactions due to concerns about XCF’s and New Rise’s ability to meet their contractual obligations.
If XCF and/or New Rise are unable to continue as going concerns, XCF and/or New Rise may be forced to liquidate assets and the values received in a liquidation or dissolution could be significantly lower than the values reflected in XCF’s and/or New Rise’s financial statements. XCF’s and New Rise’s financial statements included in this proxy statement/prospectus do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets that might result from the outcome of this uncertainty and have been prepared on a basis that assumes that each of XCF and New Rise will continue as a going concern, as described in the notes to XCF’s and New Rise’s financial statements included elsewhere in this proxy statement/prospectus.
Our existing New Rise Reno production facility was just recently converted to produce SAF and we currently plan to construct additional SAF production facilities in Nevada (adjacent to New Rise Reno), Florida and North Carolina. If these production facilities do not perform as we expect once the conversion or construction has been completed, our business and prospects will suffer.
Our existing production facility in Reno, Nevada, which we refer to as New Rise Reno, has been converted to produce SAF in October 2024. The facility began producing SAF in Q4 2024 and expects to begin producing commercial quantities of SAF in Q1 2025, but we cannot assure you that full production of SAF will begin at that time or when we will achieve 100% production output. We have not yet produced SAF in commercial quantities. The conversion of New Rise Reno to SAF production required capital expenditures of approximately $17 million. During Q2 2024 through the end of conversion work, RESC Renewables Holdings, LLC, the sole member of New Rise Renewables, provided necessary capital to New Rise Reno to start conversion of the facility to SAF. Our expectations of the operating performance of New Rise Reno are based on assumptions and estimates made without the benefit of an operating history of this facility producing SAF. In addition, our growth plan includes the construction of an additional SAF production facility in Reno adjacent to our existing Reno facility, which we refer to as New Rise Reno 2, and the further build-out and reconstruction of our recently-acquired production facilities in Fort Myers, Florida, which we refer to as Fort Myers, and Wilson, North Carolina, which we refer to as Wilson, to produce SAF. Our projections with respect to these additional facilities are also based on assumptions and estimates made without the benefit of any operating history for these facilities for producing SAF.
The completion of these projects will require significant additional funding that may not be available on terms acceptable to us, or at all. In addition, if adequate funding is available, completion of these projects are subject to risks typically associated with large capital projects, including the need to identify and contract with capable engineering and construction firms and obtain necessary regulatory approvals and permits, and the risks of unanticipated cost overruns or delays in project completion due to increases in costs of construction materials, labor and other expenses, delays resulting from supply chain disruptions, severe weather, natural disasters, work stoppages or labor disputes, and similar factors. New Rise Reno 2 is anticipated to have estimated construction costs of $225 million and will take approximately 24 months to complete from the date construction commences. We anticipate beginning construction in 2025 with SAF production to begin around 2026. Both Fort Myers and Wilson are expected to take approximately 36 months to complete from the date construction commences with anticipated construction costs of approximately $350 million per site. We expect to begin construction in 2025 with SAF production to begin in 2028 for both facilities. We have not yet identified financing for construction of these additional sites, but anticipate financing these construction projects through both debt and equity financing in the future. Once completed, the ability of these facilities to meet our performance expectations is subject to the risks inherent in converted and newly-constructed production facilities, including failure of the facilities to meet permitting or health and safety standards and failure of the facilities to produce a SAF product to our specifications. If we are unable to complete these projects at their expected costs or in a timely manner, or if these facilities fail to perform as we expect once they are completed, our ability to generate revenue on our anticipated schedule and at the levels we expect will be impaired and our financial condition, results of operations, or cash flows could be materially and adversely affected.
We have not yet completed one of the two New Rise Acquisitions. Until the New Rise Renewables acquisition have been completed we are limited in our ability to implement our business plan, and if we are unable to complete the New Rise Renewables acquisition, then the Business Combination is unlikely to be completed.
We are presenting information in this proxy statement/prospectus, including in the section entitled “Information About XCF Global Capital, Inc.,” as if the closing of the New Rise Acquisitions has already occurred. However, although we have entered into definitive agreements regarding the New Rise Acquisitions and on January 23, 2025 we completed the New Rise SAF acquisition, the closing of the New Rise Renewables acquisition has not yet occurred, and is subject to the fulfillment or waiver of certain closing conditions. In October 2024, we filed a premerger notification with the FTC to comply with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. On November 15, 2024, the thirty-day waiting period expired. We expect the New Rise Renewables transaction to close in Q1 2025, subject to the fulfilment of certain closing conditions in accordance with the New Rise Renewables MIPA. We will not be able to implement key elements of our business plan until the New Rise Renewables acquisition is completed, and delays in completing the New Rise Renewables acquisition could adversely affect our ability to generate revenue on our anticipated schedule and our financial condition, results of operations, or cash flows could be materially and adversely affected. In addition, the Business Combination Agreement contains a closing condition pursuant to which XCF must complete both of the New Rise Acquisitions before the Business Combination can close. If the New Rise Renewables acquisition is not completed in a timely fashion, or at all, then Focus Impact likely will not agree to complete the Business Combination. If the Business Combination is not completed, it is likely that Focus Impact will dissolve and return the remaining monies in the Trust Account to its stockholders.
Our management team does not have experience in the construction of SAF production facilities or in the operation of a renewable fuels business, and will depend on services provided by service providers, including a company controlled by the individual who will be our largest stockholder upon consummation of the Business Combination, to manage the conversion of existing production facilities, the construction of new production facilities and certain critical operating functions.
As of the date of this proxy statement/prospectus, our management team has managed the conversion of New Rise Reno to SAF production but has not managed the construction or conversion of additional renewable fuel production facilities, including facilities producing SAF. On January 2, 2024, we entered into a contract with Encore, one of the EPC companies that was subcontracted to build New Rise Reno, to manage the conversion of the facility to SAF. Under terms of the contract, New Rise and Encore agreed to a fixed price contract relating to the construction and conversion of New Rise to a sustainable aviation fuel plant. We intend to enter subsequent contracts with Encore to manage the conversion of our other production facilities and the construction of our new production facilities. In addition, prior to Q4 2024, New Rise utilized a qualified service provider to provide operating and maintenance services. In the future, we may elect to use a service provider to provide operating and maintenance services at our additional production facilities when those facilities come online. Encore is a company 100% controlled by Randy Soule, who will be the largest NewCo stockholder upon consummation of the Business Combination. Although Encore has constructed fuel production facilities in the past and completed the conversion of the New Rise Reno production facility to SAF production, Encore has not constructed a new SAF production facility or converted other existing production facilities to SAF production. Accordingly, we cannot be certain that we will be able to produce SAF on our expected time schedule, or in an economical manner in commercial quantities following the consummation of the Business Combination or that we will be able to successfully manage the other key aspects of the business, including obtaining feedstocks, entering into offtake arrangements, managing customer and supplier relationships, managing environmental, health and safety matters and other aspects of a renewable fuel business. If we are unable to produce SAF economically on a commercial scale or in commercial volumes, or we are unable to manage other key aspects of our business, our business, financial condition, results of operations and prospects will be materially and adversely affected, which could significantly reduce the value of our securities following consummation of the Business Combination.

Our financial results are largely affected by the relationship, or margin, between the prices at which we sell SAF and the prices of feedstocks used in manufacturing SAF.
The cost of feedstocks and the prices at which we can ultimately sell SAF depend on numerous factors beyond our control, including supply and demand, which are subject to, among other things, production levels, competition, industry acceptance and use of SAF, economic factors impacting end-users of SAF, and governmental policies and regulation. The prices for feedstocks can fluctuate based on global, regional and local market conditions, and the prices of some of these feedstocks can be cyclical and volatile which can reduce margins and have a significant impact on our revenues, operating income and cash flows. We do not produce our own feedstocks and must purchase all of the feedstocks we require to produce SAF.
On May 23, 2017, New Rise Reno entered into a supply and offtake agreement with Phillips 66 (the “P66 Agreement”) whereby Phillips 66 Company (“Phillips 66”) would sell to New Rise Reno 100% of the feedstocks required for the production of renewable diesel at the New Rise Reno facility and purchase from New Rise Reno 100% of the renewable diesel produced at the facility, in both cases which is expected to be approximately 3,000 barrels per day; renewable diesel is a biofuel that is chemically equivalent to petroleum diesel and can be used as a “drop-in fuel” which means it can be used in existing diesel engines without the need for modification. Under terms of the agreement, feedstock is supplied to New Rise Reno at spot pricing plus transportation, terminal, and logistics expenses plus a per gallon fixed fee. For the sale of renewable diesel, Phillips 66 purchases 100% of the renewable diesel at a price per gallon based on current index prices for renewable diesel and other tax-based credits.
In May 2024, New Rise Reno and Phillips 66 entered into an addendum to the P66 Agreement, with an initial term of five years from the commencement date of September 1, 2024, that extends the supply and offtake agreement to include feedstocks for renewable products and the sale of renewable products produced by New Rise Reno to Phillips 66. Under the amended terms of the agreement, the terms of the feedstock price remain unchanged to the original agreement and P66 will charge New Rise Reno for transportation and logistics costs, and terminal, storage, blending and distribution fees to bring the renewable products to market. At the end of the initial five-year term, the agreement shall automatically renew for two successive additional periods of five years, unless otherwise terminated according to the terms, bringing the total duration of the agreement to a potential term of 15 years. At present, this is the only supply and offtake agreement for XCF’s current or planned production facilities. Other than the P66 Agreement, XCF and New Rise Reno do not have other feedstock supply or SAF off-take agreements in place.
As a result, we cannot control the cost of these feedstocks, and we could underestimate feedstock pricing and volume requirements. These uncertainties could significantly affect our costs and our gross margin. We currently have an agreement with a third party to supply all of our non-food feedstocks for our New Rise Reno facility, and while that agreement helps ensure the availability of feedstocks, the price we pay is based on a mark-up of the spot price paid by the supplier to acquire the feedstocks. Although we believe that our production process can work with multiple types of feedstocks in the event that prices of specific feedstocks fluctuate, we have not produced SAF using non-food feedstocks and cannot guarantee that feedstocks are interchangeable for the production of SAF without requiring significant alterations to our production processes. As part of our business plan, we intend to try to mitigate these risks by vertically integrating our feedstock supply chain. However, until we are able to implement this intended vertical integration, we will be subject to these and other risks associated with obtaining feedstock from third parties. In addition, we may not be able to implement the intended vertical integration or implement it to a degree where we are no longer substantially dependent on outside sources of feedstock supply.
Our revenues and financial results will be largely affected by the prices at which we sell SAF, and volatility in the market price for SAF could have a material adverse effect on our financial condition and results of operations.
SAF is intended to replace or be mixed with petroleum-based conventional jet aviation fuel. Conventional jet aviation fuel is a commodity product produced by many companies, and its pricing is largely determined in the commodity markets, with readily observable pricing. In addition, prices of conventional jet fuel have been subject to fluctuations over time, some of which have been significant. SAF is a newer jet aviation fuel for which there is no established commodity market and, accordingly, pricing of SAF is currently opaque. If we are unable to sell SAF at a premium to the price of conventional jet aviation fuel, or if the price at which we are able to sell SAF is subject to volatility that reduces our margins, then our revenues and profitability will likely be negatively affected.

The price of our SAF product relative to the price of petroleum-based conventional jet aviation fuel may affect our revenues and profitability.
Our revenue and profitability forecasts include, among other things, assumptions regarding the price at which our SAF product will be sold and our cost of feedstocks used in the production of SAF. Although we believe the aviation industry is committed to using SAF in addition to petroleum-based conventional jet aviation fuel, and government programs and concerns about the environmental impact of the use of conventional jet aviation fuel will encourage or possibly mandate SAF use, the price of SAF relative to the price of conventional jet aviation fuel will likely affect end-users’ willingness to purchase SAF at prices and in quantities that are consistent with our expectations.
As the SAF market is relatively new, well-established publicly available benchmarks and indices relating to current or historical SAF pricing are not yet readily accessible. Further, to date, there is no derivatives market which could imply the price of SAF at any date in the future. Due to the lack of observable market inputs, we have taken a more active approach to price discovery. Our assumptions regarding the price of SAF are primarily based on conversations with other market participants, including airlines and commercial aviation groups. While we utilize inputs from these market participants, we also test pricing levels through negotiations with potential buyers of the SAF we plan to produce. We believe that SAF currently and historically has sold at a premium to conventional jet fuel due to the higher cost of production, as well as the measurable value of the sustainability attributes of the fuel, also referred to as the “green premium.”
Our cost of production is driven by the cost of feedstocks. The hydrotreated esters and fatty acids (“HEFA”) pathway, the production method in place at New Rise Reno, uses certain fats, oils, and greases as feedstocks which, as per the spot commodity markets, are more expensive than conventional jet fuel. The HEFA pathway is a process for refining vegetable oils, waste oils, or fats into SAF through hydroprocessing, which removes sulfur, oxygen, nitrogen and metals from the feedstock. As long as SAF production relies on these feedstocks, we believe the price differential between SAF and conventional jet fuel will continue. Demand for the sustainability attributes of the fuel has increased in part from corporate sustainability goals for reducing greenhouse gas (“GHG”) emissions. As each unit of SAF represents a reduction in GHG or CO2 relative to conventional jet fuel, use of SAF can generate measurable progress towards achieving such sustainability goals. As long as there is demand for sustainability, we believe the “green premium” will persist and will continue to support a higher selling price for SAF.
If there are decreases in the price of traditional petroleum-based jet aviation fuel or the value ascribed to sustainability or environmental attributes related to SAF decrease, we may be required to reduce our SAF prices to remain competitive in the marketplace which may negatively impact our profitability.
If the availability of the feedstocks that will be used in our SAF production declines or competition for those feedstocks increases, we may experience delayed or reduced production or be required to attempt to raise the prices of our SAF product, either of which could reduce the demand for our SAF product and our revenue.
Production of our SAF product will require large volumes of feedstocks. We cannot predict the future availability of any of the types of feedstocks we intend to use in the production of SAF necessary to produce products using our process technologies. We may rely on a feedstock supply chain that involves both domestic and international sources, where, in many instances, feedstock may need to be transported a significant distance to reach our production facilities. As a result, our feedstock supply chain may be subject to a variety of potential disruptions, including freight handling and logistics failures, labor shortages or disruptions, adverse weather conditions, natural disasters and road, rail and other infrastructure failures. Although we intend to develop a diverse pool of feedstock suppliers to attempt to mitigate these risks, we cannot assure you that we will be successful in doing so or that the use of multiple feedstock suppliers will sufficiently mitigate these risks. The supply of feedstocks also might be impacted by other factors, including increased competition from other users of feedstocks producing renewable fuels or using these feedstocks for other purposes, increases in the number of SAF producers or the volume of SAF being produced by current producers or government policies and subsidies. The number of renewable fuels production facilities that are currently in production or in the planning or construction phase continues to increase. As more plants are developed and go into production, and as more existing plants expand their production capacities, there may not be an adequate supply of feedstock to satisfy demand. Declines in the availability of the types of feedstocks we intend to use to produce SAF could cause delays, reductions in production, or increases in costs. These effects would result in reduced revenue and margin, and could also make it necessary for us to try to increase the price of our SAF product in order to maintain or increase our margin, which could reduce demand for our SAF product if customers are unwilling to pay the higher price. We believe that there is little or no correlation between the cost of feedstock and the market price of SAF and, therefore, we do not think it is likely that we will be able to pass along increased feedstock costs to our customers in most cases. Under the P66 Agreement, Phillips 66 will provide us with all of our feedstock requirements for New Rise Reno. Although that arrangement reduces some of our feedstock supply risk, we are subject to the risk that our supplier does not meet its contractual obligations or that the pricing terms of the contract adversely affect our margins. In addition, that agreement applies only to our existing New Rise Reno production facility, and we will need to arrange for other sources of feedstock supply when we bring additional SAF production facilities online.
Currently, the P66 Agreement includes the obligation for Phillips 66 to provide and New Rise Reno to purchase 100% of the feedstocks required for the production of renewable diesel and SAF at the New Rise Reno facility. In addition to securing feedstock from Phillips 66, our business plan anticipates that we will vertically integrate our feedstock supply chain in an attempt to manage both the availability and the cost of feedstocks in the future. However, until we are able to implement the intended vertical integration, we will be subject to these and other risks associated with obtaining feedstock from third parties such as Phillips 66, and our efforts to vertically integrate may not be successful.
Our SAF production process depends, in part, on technology that is licensed to us. We do not control this technology, and any loss of our rights to use this technology would adversely affect our ability to produce SAF.
New Rise Reno and Axens North America Inc. (“Axens”) are parties to license agreement dated December 9, 2020 whereby New Rise Reno received the non-exclusive right to utilize Axens’ liquid full hydrotreating technology. This technology is instrumental in the hydrotreating of feedstocks, a set of operations that remove sulfur and other impurities, to produce SAF and biofuels. In addition to the technology license, Axens has given us a performance guarantee agreement with respect to its technology. XCF intends to utilize the same Axens technology at future sites. We rely on licensed technology in a key part of the process of producing SAF. We do not own or control this technology, nor do we have any rights in the intellectual property underlying the licensed technology. Our rights to use the technology we license are subject to the continuation of the license and our compliance with the terms of the license. Our license agreement includes provisions allowing Axens to terminate the license under certain circumstances, and any termination of the license would materially and adversely affect our ability to produce SAF. In addition, our rights to use Axens’ technology is subject to the validity of Axens’ intellectual property rights. Any legal challenge to Axens’ rights to its intellectual property could prevent Axens from continuing to license to us the technology that we need to operate our business.
The license agreement calls for a one-time license fee of $1,050,000, consisting of a project closing fee of $200,000, a project acceptance fee of $200,000 (dues on project acceptance, not to exceed four years after the effective date of the agreement (December 29, 2020)), a $350,000 payment after one year of operation following the acceptance date, a $200,000 payment after two years of operation following the acceptance date, and a $100,000 payment after three years of operation following the acceptance date. Under terms of the agreement, project acceptance is defined as the date that Axens has completed its performance tests, which includes inspection of the Axens unit to check conformity with the process design and reactor inspection. In addition, acceptance will be confirmed with an acceptance certificate issued between New Rise and Axens. To date, a total of $200,000 has been paid as part of the license agreement and acceptance criteria has not yet been met. The license agreement does not require any royalties to be paid to Axens. The license to use the Axens technology and process is effective so long as New Rise Reno continues to utilize the Axens process and the related hydrotreating equipment. The license agreement is non-transferrable except that it may be assigned to an affiliate or successor of the assigning party upon mutual written consent. Axens has the right to terminate the license agreement in the event of New Rise’s uncured breaches of the agreement, including failures to make payment, use of Axens’ intellectual property outside of the scope of the license and breaches of confidentiality obligations.
Our revenues and financial results will depend on the continued adoption and use of SAF by airlines.
SAF is a relatively new product, and therefore is in the process of being adopted for use by airlines worldwide as an alternative to fossil fuels for the purpose of reducing greenhouse gas emissions (“GHG”). Airlines currently utilize blended SAF at ratios between 90/10 to 70/30 (Jet-A : neat SAF), with a maximum blend ratio of 50/50 (Jet-A : neat SAF). Airlines can incorporate SAF into their fuel purchasing program without the need to modify existing aircraft engines or fueling infrastructure. According to the Net Zero 2050: Sustainable Aviation Fuels Fact Sheet published by the International Air Transport Association (“IATA”) in May 2024, certain governmental and non-governmental organizations and certain airlines have set targets or have announced goals for SAF usage.

Although these programs may increase the adoption and use of SAF by airlines, if airlines elect to cease or slow their adoption of SAF for any reason, then the demand for SAF will likely decline. Such a decline would reduce our revenues and could have a material adverse effect on our results of operations and cash flows.
If SAF turns out to be incompatible with or ineffective for existing aircraft, then demand for SAF could be reduced.
When blended with conventional jet aviation fuel, SAF is intended to be a “drop-in fuel,” meant to be used in existing aircraft engines and fueling infrastructure without the need for modification. However, the aviation industry has not yet universally adopted SAF as a jet fuel for everyday use, due in part to potential concerns about its effectiveness and compatibility with existing aircraft. Airlines have concerns that the use of SAF in their existing equipment could affect the functionality and therefore the safe operation of aircraft. In addition, concerns have been expressed that the use of SAF could cause corrosion in airline engines or void manufacturer warranties. While we believe that our SAF product is safe for use as a jet fuel, any safety incident or degradation of aircraft using SAF could damage the entire SAF industry and lead to a significant reduction in demand for SAF. Such a reduction in demand would have a material adverse effect our business and financial results.
We are currently dependent on one counterparty for all of our feedstock requirements and for the purchase of all of the SAF we produce. Although we are pursuing feedstock supply and offtake arrangements with other counterparties to ensure that we have both adequate sources of feedstock and buyers for the SAF we produce, if we are unable to enter into additional feedstock supply and offtake agreements, we may not achieve our expected revenue targets and our results of operations and financial condition could be materially and adversely affected.
We currently have a supply and offtake agreement with Phillips 66 through which Phillips 66 has agreed to supply all of our non-food feedstock for our existing New Rise Reno production facility. XCF intends to purchase 100% of the feedstock for the New Rise Reno facility from Phillips 66 until the is able to identify additional sources of feedstock. At present, the Company does not have any other suppliers of feedstock for any of its current or future facilities. Under terms of the agreement, Phillips 66 is obligated to purchase 100% of the SAF or renewable diesel production from our existing New Rise Reno facility. In addition, we are in the process of pursuing feedstock supply and offtake arrangements with other potential counterparties in an effort to ensure adequate sources of feedstock and the purchase of all or substantially all of our SAF production from New Rise Reno on terms favorable to us. While we have had discussions with a number of potential counterparties, we have not yet entered into definitive offtake agreements. If we are unable to secure supply agreements that ensure that all of our feedstock needs are met or offtake agreements for the purchase of all or substantially all of our SAF production from New Rise Reno, or if we are able to secure such agreements but the counterparties fail to meet their obligations, we may not achieve our expected revenue targets. If this happens, our results of operations and financial condition could be materially and adversely affected.
In addition, we will need to enter into additional feedstock supply and offtake agreements for the SAF to be produced at New Rise Reno 2, Fort Myers, Wilson and any other facilities we build or acquire in the future. If we are unable to secure supply agreements that ensure that all of our feedstock needs are met or offtake agreements for the purchase of all or substantially all of our SAF produced at those additional facilities, or if we are able to secure such agreements but the counterparties fail to meet their obligations, we may not achieve our expected revenue targets and our results of operations and financial condition could be materially and adversely affected.

We will be required to expend significant amounts for capital outlays and operating expenditures to operate our facilities. If we are unable to complete capital projects at their expected costs or in a timely manner, or if the market conditions assumed in our project economics deteriorate, our financial condition, results of operations, or cash flows could be materially and adversely affected.
Once our facilities begin production, they may require unscheduled or scheduled downtime for unanticipated or anticipated maintenance or repairs that are more frequent or more costly than our estimates of turnaround time and related expense for such maintenance or repairs. Although we budget and forecast scheduled downtime for our facilities, actual scheduled and unscheduled maintenance could reduce our revenues during the period of time that one or more of our facilities are not operating. The ramp-up of New Rise Reno to production of SAF on a commercial scale, the construction of New Rise Reno 2, the further build-out and reconstruction of the Fort Myers and Wilson production facilities and the construction or SAF conversion of additional facilities we build or acquire in the future, and the operation of those facilities as they come online involve significant uncertainties, including:
•	new construction, conversions, improvements, maintenance or repairs to the facilities may not perform at expected levels or adequately address production and maintenance needs;
•	operating costs of the facilities after the conversions, improvements, maintenance or repairs may be higher than expected;
•	the yield and product quality produced by the converted, new or repaired facilities and equipment may not meet our or our customers’ expectations and specifications; and
•	further modification or replacement of the facilities or equipment, or additional repairs to the facilities or equipment, may be required to correct performance issues.
Any one or more of the above could adversely affect our financial condition, results of operations, or cash flows. In addition, delays in making required changes or upgrades to, or in performing proper maintenance of, our production facilities, could subject us to fines or penalties as well as affect our ability to maintain production at profitable levels. Further, we anticipate acquiring and modifying other existing production facilities and possibly constructing new production facilities. Once those additional facilities begin production, they will be subject to similar risks.
Our failure to accurately forecast demand for our SAF product could result in unexpected shortfalls or surpluses that could negatively affect our results of operations.
Our business plan anticipates that one of the ways we will grow our business is through a combination of constructing new production facilities and converting existing production facilities that we acquire to SAF production. Because of the length of time it takes to construct new production facilities and upgrade existing production facilities so that they can produce SAF, we must make decisions regarding new construction, acquisitions and production facilities upgrades well in advance of commercial production and sale of our SAF product from those facilities. As a result, our ability to accurately forecast demand for our SAF product will be a critical factor in the success of our growth plans. Our ability to accurately forecast demand can be adversely affected by a number of factors, many of which are outside of our control, including actions by our competitors, changes in market conditions, changes in government policies, environmental factors and adverse weather conditions. A shortfall or surplus in the supply of our SAF product may reduce our revenues, result in under-committing or overcommitting capital resources, damage our reputation and otherwise harm our business, results of operations and financial condition.
Competitiveness of our SAF product for aviation fuel use benefits in part from government economic incentives for renewable energy projects or other related policies that could change.
The competitiveness of our SAF product for aviation fuel use will benefit, in part, from federal, state and local government incentives, including but not limited to RINs, LCFS credits in California and BTC, and other incentives to end users, distributors and manufacturers of renewable energy products, which promote the use of renewable energy. These government economic incentives could be reduced or eliminated altogether, or the categories of renewable energy qualifying for such government economic incentives could be changed. These renewable energy program incentives are subject to regulatory oversight and could be administratively or legislatively changed in a manner that could have a material adverse effect on our operations. Reductions in, changes to, or eliminations or expirations of governmental incentives could result in decreased demand for, and lower revenues from, our SAF product. Further, our ability to generate revenue from the various government economic incentives depends on our strict compliance with the applicable federal and state programs, which are complex and can involve a significant degree of judgment. If the agencies that administer and enforce these programs disagree with our judgments, otherwise determine that we are not in compliance, conduct reviews of our activities or make changes to the programs, then our ability to generate revenue from the economic incentives could be temporarily restricted pending completion of reviews or as a penalty, permanently limited or lost entirely, and we could also be subject to fines or other sanctions.
In addition, we may be required to register our projects or qualify our products with the federal government, various states or other countries. Although we believe we possess the necessary registrations for our planned operation of New Rise Reno, any cancellation or revocation or inability to renew those registrations and any delays in obtaining additional registration or qualification of our projects or products if needed could delay future revenues and could adversely affect our cash flows. We may also be required to obtain additional registrations, qualifications or licenses relating to New Rise Reno 2, Fort Myers, Wilson or any other future production facility. Further, we may need to make significant investments in our projects prior to receiving all registrations and/or qualifications. Failure of our projects or products to qualify for government economic incentives could have a material adverse effect on our business.
Negative attitudes toward renewable energy projects from the U.S. government, other lawmakers and regulators, other energy industry participants, and activists could adversely affect our business, financial condition and results of operations.
Parties with an interest in energy sources, including lawmakers, regulators, policymakers, other energy industry participants, environmental and advocacy organizations or other activists may invest significant time and money in efforts to delay, repeal or otherwise negatively influence regulations and programs that promote renewable energy. Many of these parties have substantially greater resources and influence than we have. Further, changes in U.S. federal, state or local political, social or economic conditions, including a lack of legislative focus on or inefficiencies within such programs and regulations, could result in their modification, delayed adoption or repeal. Any failure to adopt, delay in implementing, expiration, repeal or modification of these programs and regulations, or the adoption of any programs or regulations that encourage the use of other energy sources over renewable energy, could adversely affect our business, financial condition and results of operations. Moreover, the current US reliance on voluntary measures to incentivize SAF adoption may not be as competitive as compared to mandates introduced in the European Union which could result in domestic SAF production decreasing available supply and impacting the ability for US airlines to adopt SAF.
Attitudes toward SAF from airlines, governments, non-governmental organizations and others could reduce the demand for SAF.
Several major airlines such as the member airlines of the oneworld Alliance have announced goals for adopting SAF for use in meeting their sustainability targets as it relates to reducing greenhouse gas emissions. These goals were announced as a result of guidelines established by certain governments and non-governmental organizations, such as the SAF Grand Challenge in the United States, Fit for 55 in the European Union, and targets set by the International Air Transport Association (“IATA”). If these guidelines are scaled back, repealed, or are believed to be insufficient to support demand creation, then airlines may consider revising their own targets for SAF adoption and/or reduce their use of SAF. A change in sentiment and/or reduction in SAF usage would reduce the demand for our SAF product and negatively affect our revenues and financial results.
The construction of new production facilities and converting existing production facilities to produce SAF can take significant time to complete and expose us to a variety of risks that may negatively affect our business, results of operations and anticipated returns on those projects.
Our business plan anticipates that we will grow our business through a combination of constructing new production facilities and converting existing production facilities that we acquire to SAF production. The process of constructing new production facilities and acquiring and converting existing facilities, and integrating those facilities into our operations once construction or conversion has been completed, involves numerous business, regulatory, environmental, political and legal risks and uncertainties, many of which are not fully within our control. Our decisions to construct new production facilities or acquire existing facilities will be based on a variety of factors, including our forecasts of the expected return on investment of the project, anticipated product demand and the political and regulatory environments. These projects may take significant time to complete, during which time the market for our products, the competitive landscape, conditions in the capital markets, the political and regulatory environment or other conditions may change from our expectations when the determination was made to proceed with a project.
Additional factors that could affect the success of our large capital projects include:
•	the availability of new construction sites and existing facilities that meet our specifications, including location and availability of adequate infrastructure;
•	our ability to complete the acquisition of appropriate sites for new construction and existing production facilities;
•	our ability to finance the acquisition of such sites and the construction of new facilities on those sites or modification of those existing facilities;
•
governmental or third-party challenges to, denials, or delays with respect to the issuance of requisite regulatory approvals and/or obtaining or renewing permits, licenses, registrations and other authorizations;

•	our ability to identify and contract with capable engineering and construction firms to construct facilities at new sites, and upgrade existing sites that we acquire, to our specifications;
•
unanticipated cost overruns or delays in project completion due to increases in costs of construction materials, labor and other expenses, delays resulting from supply chain disruptions, severe weather, natural disasters, works stoppages or labor disputes, and other factors that may affect our suppliers and vendors; and

•	nonperformance by, or disputes with, vendors, suppliers, contractors, or sub-contractors involved with a project.
If we are unable to complete capital projects at their expected costs or in a timely manner, our financial condition, results of operations, or cash flows could be materially and adversely affected. In addition, in most cases our revenues will not increase immediately upon the expenditure of funds on a particular project. Moreover, we may construct facilities to capture anticipated future growth in demand for SAF where such growth does not materialize to the extent or in the time frame that we anticipated. As a result, new capital investments may not achieve our expected investment return, which could adversely affect our financial condition or results of operations.
If we choose to produce renewable fuels other than, or in addition to, SAF, we may not achieve the financial results we anticipate achieving through producing and selling only SAF.
Our existing Reno production facility, New Rise Reno, and additional facilities that we construct or convert to SAF production also will be capable of producing other renewable fuels, including biodiesel, a renewable energy source which can be made from vegetable oils, recycled cooking oil, and animal fats that is usually blended with petroleum diesel, and renewable diesel, a biofuel that is chemically equivalent to petroleum diesel and can be used as a “drop-in fuel” which means it can be used in existing diesel engines without the need for modification and transported in petroleum pipelines. Although our current intention is to produce SAF exclusively at our production facilities, there may be circumstances in which we determine to produce other renewable fuels in addition to, or instead of, SAF at some or all of our facilities. Although many of the risks associated with production and sale of SAF also would apply to production and sale of biodiesel, renewable diesel or other renewable fuels, there would also be additional risks associated with a change in our business model and in the production of renewable fuels other than SAF. Those risks may materially and adversely affect our business, and we may not achieve the financial results we anticipate if we sell products other than SAF.
We compete in an industry characterized by rapidly advancing technologies and increasing competition, and our failure to successfully compete with other companies in our industry may have a material adverse effect on our business, financial condition and results of operations and market share.
Although we believe that the number of producers of SAF products is currently limited, we expect that additional competitors will enter the market. Existing competitors and new market entrants may have significant competitive advantages over us, including greater operational experience and greater financial, research and development, manufacturing, management and marketing resources, more favorable access to feedstocks, greater brand recognition and stronger historical relationships with their customers. Competition may increase as a result of greater availability of capital for investment and increased interest in our industry as more companies seek to facilitate the development of renewable fuel sources. Our competitors may succeed in developing, acquiring or licensing technologies that are more effective or less costly than those we will use in the production of SAF. In addition, the products introduced by these competitors may be perceived by customers as having advantages over our SAF product, in terms of quality, price, availability or any combination of those factors. Our failure to successfully compete may have a material adverse effect on our business, financial condition and results of operations and diminish our market share.
The fuel and chemical industries are characterized by rapid and significant technological change. Our success may depend on our ability to maintain a competitive position with respect to technological advances, as technological advances introduced or adopted by our competitors and used in their SAF products may diminish demand for our SAF product. In addition, those technological advances may give our competitors significant pricing advantages if those advances allow them to produce SAF products on a more efficient and cost-effective basis. If we are unable to keep pace with technological change, our business, prospects and results of operations could be materially and adversely affected.
Our Financial Projections may differ materially from our actual results.
The Financial Projections (as defined below) included in this proxy statement/prospectus are based on our estimates and assumptions as at the time they were produced various factors which are subject to significant risks and uncertainties, many of which are beyond our control, and therefore actual results may differ materially. These estimates and assumptions include, among others: estimates of the total addressable market for SAF; assumptions regarding costs and availability of feedstocks; estimates of the price our SAF product can be sold; assumptions about when commercial production of SAF at New Rise Reno will commence, and assumptions about when our planned construction of New Rise Reno 2 and the further build-out and reconstruction of the Fort Myers and Wilson production facilities will be completed; assumptions regarding performance of our business partner under our existing feedstocks supply and offtake agreement; assumptions regarding airline industry acceptance of SAF for commercial use and the blend ratio of SAF to traditional petroleum-based jet aviation fuel; and assumptions regarding our ability to scale production to meet expected near-term and future demand. These estimates and assumptions are subject to various factors beyond our control, including, for example, changes in the cost and availability of feedstock, construction costs for our production facilities, changes in demand for renewable fuel, changes in government policies and the regulatory environment, and changes in our management team. Our Financial Projections also reflect assumptions regarding contracts or other business arrangements that are currently under negotiation. Accordingly, our future financial condition and results of operations may differ materially from our projections included in this proxy statement/prospectus. Except to the extent required by applicable law, neither we nor Focus Impact have any duty to update the Financial Projections included in this proxy statement/prospectus. Our failure to achieve our projected results could harm the trading price of our securities and our financial position following the consummation of the Business Combination.
Our financial results could vary significantly from quarter to quarter and are difficult to predict.
Our financial results could vary significantly from quarter to quarter because of a variety of factors, many of which are outside of our control and are difficult to predict. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. In addition to the risk factors stated herein, other factors that could cause our quarterly results of operations to fluctuate include:
•	delays or greater than anticipated expenses associated with constructing new production facilities and upgrading existing production facilities that we acquire;
•	fluctuations in the prices or availability of the feedstocks required to produce our SAF product;
•	changes in the size and complexity of our organization, including our expanded operations as a public company;
•	timing of our capital expenditures, particularly with respect to construction of new production facilities and upgrading existing production facilities that we may acquire;
•	changes in general economic, industry and market conditions;
•	business interruptions, particularly in operations at our production facilities;

•	the development of new technologies or similar products by others and any effect on our pricing or demand for our SAF product; and
•	changes in governmental, accounting and tax rules and regulations, environmental, health and safety requirements, and other rules and regulations.
Due to these and other factors, our financial results for any quarterly or annual period may not meet our expectations or the expectations of our investors and may not be meaningful indications of our future performance.
Economic conditions and trends in the business cycles of the airline industry will impact our business and operating results.
The primary end-users of SAF are companies operating fleets of jet aircraft, and, in particular, the commercial airlines industry. The overall levels of demand for SAF are driven by fluctuations in levels of end-user demand, which depend in large part on general macroeconomic conditions in the U.S. and globally. Most of the principal end-users of SAF are themselves heavily dependent on general economic conditions, including the price of fuel and energy, availability of affordable credit and capital, interest rates and consumer confidence and spending trends. Shifts in end-users businesses may result in significant fluctuations in demand, volumes, pricing and operating margins for our products.
Unanticipated problems at, or downtime impacting our facilities could have a material adverse effect on our results of operations.
Our ability to process feedstocks will depend on our ability to efficiently operate our production facilities, including maximizing the total time that such facilities are online and operational. Although we schedule and forecast regular downtime for maintenance, the occurrence of significant unforeseen conditions or events in connection with the operation or maintenance of our production facilities, such as the need to refurbish such facilities, complete capital projects at such facilities, shortages of workers or materials, adverse weather, including, but not limited to lightning strikes, floods, hurricanes, tornadoes and earthquakes, equipment failures, fires, explosions, fluid leaks, damage to or destruction of property and equipment associated therewith, environmental releases and/or damage, government regulation changes affecting the use of such facilities, terrorist attacks, mechanical or physical failures of equipment, or other conditions or events, could prevent us from operating our production facilities or could force to suspend production at such facilities down for repairs, maintenance, refurbishment or upgrades for a significant period of time. In the event any of our facilities are offline for an extended period of time, it could have a material adverse effect on our results of operations.
Unanticipated problems or delays in building new production facilities or upgrading existing facilities that we acquire to the proper specifications may harm our business and viability.
Our future growth will depend in part on our ability to timely and economically complete construction of new production facilities and complete planned acquisitions and related upgrades of acquired production facilities to be capable of producing SAF. The occurrence of significant unforeseen conditions or events in connection with the construction of new production facilities or the upgrading of existing production facilities that we acquire may require us to reconsider our growth plans. Construction costs for future facilities may increase to a level that would make a new or acquired facility too expensive to complete or unprofitable to operate. Delays in completing new construction or upgrades to existing facilities due to shortages of necessary materials, availability of qualified contractors and labor resources, weather events and similar issues that can impact large-scale construction projects could prevent us from completing those projects in a timely manner or could result in unexpected costs and needs for additional financing. These occurrences could have a material adverse effect on our ability to increase our revenues and could also increase our expenses so as to adversely affect our financial condition.
Improvements in or new discoveries of alternative energy products or production technologies and/or government mandated use of such products or technologies, could have a material adverse effect on our financial condition and results of operations.
Our business will depend on the demand for SAF. As a result, any new products that are developed that could compete with the SAF we produce, including alternative versions of SAF that might be perceived as preferable to the SAF we will produce, or production technologies that may permit competitors to produce SAF more efficiently and economically, or governmental mandates to use those alternative products or production technologies or limit or prohibit our use of our production technologies could have a material adverse impact on our business, financial condition and results of operations.

Our business is subject to operational and safety risks, including the risk of personal injury to employees and others.
Our operations involve risks such as equipment defects, malfunctions and failures, chemical releases, possible fires or explosions and other risks that could potentially result in injury or death of employees and others, including employees of our service providers, a need to shut down or reduce operation of facilities, increased operating expense and exposure to liability for personal injury, pollution and other environmental damage, and property damage or destruction.
While we will seek to minimize our exposure to such risks through comprehensive training, compliance and response and recovery programs, as well as equipment maintenance programs, if we were to incur substantial liabilities in excess of any applicable insurance, our business, results of operations and financial condition could be adversely affected. Any such incidents could also adversely affect our reputation. In addition, a major operational failure, even if suffered by a competitor, may bring enhanced scrutiny and regulation of our industry, which could result in increases in our operating expenses.
We may be subject to citizen opposition and negative publicity due to public concerns over our operations and planned future operations, which could have a material adverse effect on our business, financial condition or results of operations.
There currently exists a high level of public concern over fuel production operations, including with respect to the location and operation of transfer, processing and storage facilities. Part of our business strategy is to increase our production capacity through the construction of new production facilities and the acquisition of existing production facilities to be upgraded to be capable of producing SAF. Zoning, permit and licensing applications and proceedings, as well as regulatory enforcement proceedings, are all matters open to public scrutiny and comment. Accordingly, from time to time we may be subject to citizen opposition and publicity which may damage our reputation and delay or limit the planned expansion and development of future facilities or operations or impair our ability to renew existing permits, any of which could prevent us from implementing our growth strategy and have a material adverse effect on our business, financial condition or results of operations.
Our insurance policies do not cover all losses, costs or liabilities that we may experience and if we cannot maintain adequate insurance coverage, we will be unable to continue certain operations.
Our business exposes us to various risks, including claims for causing damage to property and injuries to persons that may involve allegations of negligence or professional errors or omissions. Such claims could be substantial. We believe that our current insurance coverage and coverage we expect to be in place by the time of the completion of the New Rise acquisition is presently adequate and similar to the coverage maintained by other similarly situated companies in the industry. If we are unable to obtain adequate or required insurance coverage in the future, or if such insurance is not available at affordable rates, we could be in violation of our permit conditions and other requirements of the environmental laws, rules and regulations under which we operate. Such violations could render us unable to continue certain of our operations. These events could result in an inability to operate certain assets and significantly impair our financial condition.
Notwithstanding the above, our policies do not cover all of our potential losses, costs or liabilities. We could suffer losses for uninsurable or uninsured risks, or in amounts in excess of our existing insurance coverage, which would significantly affect our financial performance. Our insurance policies also will have deductibles and self-retention limits that could expose us to significant financial expense. Our ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which we have no control. In addition, because key aspects of our operations will depend on our service providers, we may be exposed to additional risks in the event that our service providers do not maintain adequate insurance coverage and, in the event of any adverse occurrence or loss, a third party may pursue claims against us in addition to our service providers. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations. If adequate insurance coverage is not available or not available on economically acceptable terms, our business would be materially and adversely affected.
The litigation environment in which we operate poses a significant risk to our businesses.
We have been involved, and may in the future become involved, from time to time in lawsuits in the ordinary course of our business. Although we have not experienced any losses to date that have had a material adverse effect on us or our operation, we may experience negative outcomes in such lawsuits in the future. Any such negative outcomes could have a material adverse effect on our business, liquidity, financial condition and results of operations. We will evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we will establish reserves and disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of judgment. Actual outcomes or losses may differ materially from such assessments and estimates. The settlement or resolution of such claims or proceedings may have a material adverse effect on our results of operations. In addition, judges and juries in certain jurisdictions have demonstrated a willingness to grant large verdicts, including punitive damages, to plaintiffs in personal injury, property damage and other tort cases. We will use appropriate means to contest litigation threatened or filed against us, but the litigation environment in these areas poses a significant business risk to us and could cause a significant diversion of management resources and could have a material adverse effect on our financial condition, results of operations and cash flows.
Our information technology systems and the information technology systems of our service providers could suffer interruptions, failures or breaches and our business operations could be disrupted, adversely effecting results of operations and our reputation.
Our information technology systems, some of which are dependent on services provided by third parties, serve an important role in the operation of our business. In addition, we are dependent on certain service providers to provide critical services for our operations, and the information technology systems of our service providers also serve an important role in their operations. These systems could be damaged or cease to function properly due to any number of causes, such as catastrophic events, power outages, security breaches, computer viruses or cyber-based attacks. To date, neither we nor, to our knowledge, our critical service providers have been materially impacted by such events. However, continually evolving threats mean that we and our third-party information technology systems service providers and our operations service providers must continually evaluate and adapt our and their respective systems and processes and overall security environment. Any future significant compromise or breach of data security, whether external or internal, or misuse of customer, supplier or company data, could result in significant costs, operational disruptions, lost sales, fines, lawsuits, and damage to our reputation. There is no guarantee that these measures will be adequate to safeguard against all data security breaches, system compromises or misuses of data. In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs to us.
Competitors that produce part or all of their own supply of feedstocks may have a competitive advantage over us.
We will compete with many renewable fuels producers, including producers of biodiesel, renewable diesel and SAF, for available supplies of feedstocks. We do not produce any of our feedstocks, however, some of our competitors now obtain, or may in the future obtain, a portion or all of their feedstocks from their own production. Competitors that have their own feedstocks production may be better positioned than we are to withstand feedstock shortages or periods of depressed prices for their products.
Our growth strategy includes pursuing acquisitions of existing facilities, and our potential inability to successfully integrate new and acquired facilities may adversely affect our financial results.
In the future, we may seek to grow our business by acquiring or investing in existing facilities. Such acquisitions or investments may require significant managerial attention, which may divert management from our other activities and may impair the operation of our existing businesses. Any future acquisitions of businesses or facilities could entail a number of additional risks, including:
•	failing to successfully integrate the acquired production facilities into our operations;
•	incurring significantly higher than anticipated capital expenditures and operating expenses;
•	failing to realize efficiencies, synergies and cost savings;
•	failing to maintain uniform standards, controls and policies across our production facilities;
•	potentially exposing to unanticipated liabilities;
•
using significant amounts of available cash, incurring significant debt and/or issuing a significant amount of shares, resulting in dilution to our existing stockholders, in order to finance construction or acquisition-related costs; and

•	diverting valuable management resources.

We may not successfully identify and complete acquisitions on favorable terms or achieve anticipated synergies relating to any acquisitions, and such acquisitions could result in unforeseen operating difficulties and expenditures and require significant management resources.
We regularly review potential acquisitions of existing production facilities and complementary businesses. However, we may be unable to identify suitable acquisition candidates in the future. Even if we identify appropriate acquisition candidates, we may be unable to complete or finance such acquisitions on favorable terms, if at all. In addition, the process of upgrading existing productions facilities to our standards or integrating an acquired business into our existing business and operations may result in unforeseen expenditures and operating difficulties. Integration of newly-acquired production facilities or businesses may also require significant management resources that otherwise would be available for the ongoing development of our business. In addition, we may not realize the anticipated benefits of any acquisition and such transactions may not generate the financial results we anticipated. Future acquisitions could also require us to incur debt, assume contingent liabilities or amortize expenses related to intangible assets, any of which could harm our business.
Our ability to construct additional production facilities and acquire existing facilities may be adversely impacted by our outstanding indebtedness and by the price of our stock.
Our ability to finance the construction of additional production facilities and to make future acquisitions of production facilities, particularly those that would be financed solely or in part through cash from operations, may be curtailed due to our obligations to make payments of principal and interest on our outstanding indebtedness and any restrictions imposed in the terms of such indebtedness. We may not have sufficient capital resources, now or in the future, and may be unable to raise sufficient additional debt or equity capital on terms satisfactory to us, if at all, in order to meet our capital requirements for such acquisitions. In addition, the terms of our then-existing indebtedness may include covenants that directly restrict, or have the effect of restricting, our ability to make certain capital expenditures or undertake certain acquisitions while the indebtedness remains outstanding. In addition, our ability to use shares of our common stock as consideration for acquisitions or to finance new construction or acquisitions may be impacted by our stock price. The future trading price of our common stock could limit our willingness to use our equity as consideration, the willingness of sellers to accept our shares or our ability to raise additional capital to fund acquisitions, and as a result could limit the size and scope of our acquisition program. If we are unable to undertake new constructions or pursue acquisitions that we believe would enhance our business or operations, the potential growth of our business and revenues may be adversely affected.
Our acquisitions may expose us to unknown liabilities.
In connection with any future acquisitions, we may also assume operational liabilities and environmental liabilities. Although we will endeavor to accurately estimate and limit operational liabilities and environmental liabilities presented by any facilities or business we plan to acquire, some liabilities, including ones that may exist only because of the past operations of an acquired facility or business, may prove to be more difficult or costly to address than we estimate. It is also possible that government officials responsible for enforcing environmental laws may believe an environmental liability is more significant than we then estimate, or that we will fail to identify or fully appreciate an existing liability before we become legally responsible to address it. We may have no recourse, or only limited recourse, to the former owners of such properties in the event such liabilities are present. As a result, if a liability were asserted against us based upon ownership of an acquired property, we might be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow.
We expect to need to raise additional capital in the future to support our operations, complete acquisitions and grow our business and our ability to obtain the necessary funding is uncertain.
We anticipate needing to raise additional capital to support the execution of our business plan, including our current and planned operations, acquisitions and expansion plans. Such funding may not be available when needed or may not be available on favorable terms or at all. If we raise additional funds in the future by issuing equity securities or securities convertible into or exchangeable for equity securities, dilution to existing stockholders will result, and such securities may have rights, preferences and privileges senior to those of our common stock. Future funding may not be available on favorable terms, if at all. In addition, if we undertake debt financing, the terms of any debt arrangements may include restrictive covenants or other terms that may impose burdens on our ability to operate. If funding is insufficient at any time in the future and we are unable to generate sufficient revenue from our operations to fund our operations, repay outstanding indebtedness, complete capital improvement projects or consummate planned acquisitions, our results of operations, prospects and the value of our securities could be adversely affected. As of the date of this proxy statement/prospectus, substantially all of New Rise’s assets are subject to liens relating to New Rise’s existing financing agreements. Those liens are likely to impact our ability to obtain additional debt financing and/or the terms available to us in connection with any debt financing.
Uncertainty and illiquidity in the capital markets may impair our ability to obtain equity or debt financing.
Our ability to obtain equity or debt financing depends in large measure on the state of the capital markets, over which we have no control. Our ability to access the capital markets may be restricted at a time when we would like, or need, access to those markets, which could constrain our flexibility to react to changing economic and business conditions. In addition, the cost and availability of debt and equity financing may be adversely impacted by unstable or illiquid market conditions. Protracted uncertainty and illiquidity in these markets also could have an adverse impact on our lenders, or our customers, preventing them from meeting their obligations to us.
We have substantial indebtedness and expect that at least part of our future financing needs will involve incurring additional indebtedness, which could adversely affect our financial flexibility and our competitive position.
We have a significant amount of outstanding indebtedness. Upon the closing of the New Rise Acquisitions, we estimate that we will have total indebtedness of approximately $359 million. In addition, we expect that at least part of our anticipated future financing requirements will be funded by the issuance of debt securities, obtaining lines of credit or project-based debt financing or other arrangements that will involve incurring additional indebtedness.
Our indebtedness could have important consequences and significant effects on our business. For example, our indebtedness could:
•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;
•
require us to commit a substantial portion of our cash flow from operations to make payments on our indebtedness, which would reduce the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to pursue certain business opportunities;
•	make it more difficult to satisfy our financial obligations;
•	place us at a competitive disadvantage compared to our competitors that have less debt obligations; and
•	limit our ability to borrow additional funds for working capital, capital expenditures, capital improvements, acquisitions, debt service requirements or execution of our business plan.
If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.
We are dependent upon the continued availability and commitment of our key management, including our Chief Executive Officer, Mihir Dange and Simon Oxley, who will join us as our Chief Financial Officer upon completion of the Business Combination. The loss of any such members could negatively impact business operations. From time to time, we will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate the business. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance of such success. If we are not successful in attracting and retaining qualified personnel, our ability to execute our business plan and growth strategy could be affected, which could have a material adverse impact on our profitability, results of operations and financial condition.
If we are unable to manage our growth and expand our operations successfully, our reputation may be damaged and our business and results of operations may be harmed.
Our future success depends on our ability to manage the rapid growth anticipated in our business plan, including the growth we expect to experience organically and through the construction of additional production facilities and acquisitions. Our ability to effectively manage our anticipated growth and expansion of our operations will require us to do, among other things, the following:
•	effectively scale our operations;

•	enhance our operational, financial and management controls and infrastructure, human resources policies, and reporting systems and procedures;
•	maintain and expand our supplier, customer and vendor relationships;
•	effectively manage our key service providers;
•	successfully identify, recruit, hire, train, maintain, motivate and integrate additional employees; and
•	effectively manage and maintain our corporate culture.
These undertakings will require significant capital expenditures and allocation of valuable management and employee resources, and our growth will continue to place a strain on our operational, financial and management infrastructure. Our future financial performance and our ability to execute on our business plan will depend, in part, on our ability to effectively manage any future growth and expansion. There are no guarantees we will be able to do so in an efficient or timely manner, or at all. Our failure to effectively manage growth and expansion could have a material adverse effect on our business, results of operations, financial condition, prospects and reputation.
We may be negatively impacted by inflation.
Increases in inflation could impact the commodity markets generally, the overall demand for our products, our costs for feedstocks, labor, material and services and the margins we are able to realize on our products, all of which could have an adverse impact on our business, financial position and results of operations. Inflation has resulted in higher interest rates, and further increases in interest rates could adversely affect our future ability to obtain financing or materially increase the cost of any additional financing.
Declines in our anticipated profitability could result in the impairment of our assets.
We will hold material amounts of long-lived assets on our balance sheet. A decline in expected profitability of one or more of production facilities or a decline in the demand for SAF, could call into question the recoverability of our long-lived assets, and require us to write down or write off these assets. Such an occurrence could have a material adverse effect on our results of operations and financial position.
Legal, Environmental, Governmental and Regulatory Risks
Our operations are subject to numerous stringent environmental, health and safety laws and regulations that may expose us to significant costs and liabilities.
Our operations are subject to stringent and complex federal, state and local environmental, health and safety (EHS) laws and regulations, including those relating to the release, emission or discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials and wastes, the health and safety of our employees and other persons, and the generation of RINs, LCFS credits and BTC/CFPC credits.
These laws and regulations impose numerous obligations applicable to our operations, including the acquisition of permits before construction and operation of our production facilities, restrictions on the types, quantities and concentration of materials that can be released into the environment, the application of specific health and safety criteria addressing worker protection, and the imposition of substantial liabilities for pollution resulting from the operation of our production facilities and ownership of our production facilities sites. In addition, construction and operating permits issued pursuant to environmental laws are necessary to operate our business and such permits are obtained through applications that can often require technical documentation and analysis, and sometimes require long time periods to obtain approval. Delays in obtaining or renewing such permits, or denial of such permits and renewals, are possible, and would have a negative effect on our financial performance and prospects for growth. These laws, regulations and permits can require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment.
Numerous governmental entities have the power to enforce difficult and costly compliance measures or corrective actions pursuant to these laws and regulations and the permits issued under them. We may be required to make significant capital and operating expenditures on an ongoing basis, or to perform remedial or other corrective actions in connection with our projects, to comply with the requirements of these environmental laws and regulations or the terms or conditions of our permits. Failure to comply with these laws and regulations may result in a number of different adverse effects, including the assessment of sanctions (including administrative, civil or criminal penalties), the imposition of investigatory or remedial obligations, or the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining or be unable to obtain required environmental regulatory permits or approvals, which may delay or interrupt our operations and limit our growth and revenue.
Our operations inherently risk incurring significant environmental costs and liabilities due to the need to manage waste from our processing facilities. Spills or other releases of regulated substances, including spills and releases that occur in the future, could expose us to material losses, expenditures and liabilities under applicable environmental laws, rules and regulations. Under certain of such laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination, regardless of whether we were responsible for the release or contamination and even if our operations met previous standards in the industry at the time they were conducted. In connection with certain acquisitions, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. In addition, claims for damages to persons or property, including natural resources, may result from the EHS impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us.
Environmental laws and regulations have changed rapidly in recent years and generally have become more stringent over time, and we expect this trend to continue. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our production facilities. Present and future environmental laws and regulations, and interpretations of those laws and regulations, applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial expenditures that could have a material adverse effect on our results of operations and financial condition.
We will use hazardous materials in the production of SAF and we must comply with environmental laws and regulations relating to proper handling, storage or disposal of these materials. If we fail to properly handle, store and dispose of hazardous materials, or if we are found to be in violation of applicable laws and regulations relating to proper handling, storage or disposal could result in substantial liabilities for us.
Production of SAF at our production facilities will involve the use of hazardous materials, including chemical and biological materials. In addition, our operations will also produce wastewater, which must be properly disposed of, and residue from the pretreatment of feedstock that must be disposed of through licensed waste disposal facilities. Although we will take steps to mitigate the risk of accidental contamination or discharge and any resultant injury from these materials, we cannot eliminate those risks entirely. A number of different federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of, and human exposure to, these materials. We may be subject to lawsuits, regulatory proceedings or other actions taken by regulators, and we may be sued for any injury or contamination that results from our use of hazardous materials or the use by our vendors or by third parties of these materials, and it is not possible to predict the extent of any liabilities we may incur as a result of regulatory actions or third-party lawsuits. Although we intend to work with industry participants that are experienced in handling hazardous materials and to adopt our own hazardous materials procedures, we cannot assure you that violations of environmental, health and safety laws will not occur in the future as a result of human error, accident, equipment failure or other causes. Compliance with applicable laws and regulations is expensive, and failures to comply with applicable laws and regulations could result in the imposition of fines, third-party property damage, product liability and personal injury claims, investigation and remediation costs or the suspension of production or a cessation of operations, which could adversely affect our financial position, results of operations and prospects.
We could be subject to involuntary shutdowns or be required to pay significant monetary damages or remediation costs if we are found to be a responsible party for the improper handling or the release of hazardous substances.
As a company engaged in the sale, handling, transportation, storage, recycling and disposal of materials that are or may be classified as hazardous by federal, state, provincial or other regulatory agencies, we face risks of liability for environmental contamination. The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) or Superfund, and similar state laws impose strict liability for clean-up costs on current or former owners and operators of facilities that release hazardous substances into the environment, as well as on the businesses that generate those substances or transport them. As a potentially responsible party, or “PRP,” we may be liable under CERCLA for substantial investigation and cleanup costs even if we operate our business properly and comply with applicable federal and state laws and regulations. Liability under CERCLA may be joint and several, which means that if we were found to be a business with responsibility for a particular CERCLA site, we could be required to pay the entire cost of the investigation and cleanup, even though we were not the party responsible for the release of the hazardous substance and even though other companies might also be liable. Even if we are able to identify who the other responsible parties might be, we may not be able to compel them to contribute to the remediation costs, or they might be insolvent or unable to contribute due to lack of financial resources.
Increased scrutiny of ESG matters could have an adverse effect on our business, financial condition and results of operations, result in reputational harm and negatively impact the assessments made by ESG-focused investors when evaluating us.
Companies across all industries are facing increasing scrutiny from a variety of stakeholders, including investor advocacy groups, proxy advisory firms, certain institutional investors and lenders, investment funds and other influential investors and rating agencies, related to their ESG and sustainability practices, and we expect that we will experience ESG-related scrutiny following the consummation of the Business Combination when we become a listed company. Certain stakeholders maintain standards, policies and expectations regarding environmental matters (e.g., climate change and sustainability), social matters (e.g., diversity and human rights) and corporate governance matters (e.g., taking into account employee relations when making business and investment decisions, ethical matters and the composition of the board of directors and various committees). There is no guarantee that we will be able to comply with applicable ESG standards, policies and expectations, or that we will, from the perspective of other stakeholders and the public, appear to be complying with such ESG standards, policies and expectations. If we do not adapt to or comply with investor or other stakeholder standards, policies, or expectations on ESG matters as they continue to evolve, or if we are perceived to have not responded appropriately or quickly enough to growing concern for ESG and sustainability issues, regardless of whether there is a regulatory or legal requirement to do so, we may suffer from reputational damage and our business, financial condition and/or stock price could be materially and adversely affected.
While we may at times engage in or prepare voluntary ESG initiatives and disclosures to respond to stakeholder expectations or to improve our ESG profile, such initiatives and disclosures may be costly and may not have the desired effect. Expectations regarding our management of ESG matters continue to evolve rapidly, in many instances due to factors that are beyond our control. For example, we may ultimately be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, cost, or other constraints, which may be within or outside of our control. Moreover, our ESG actions or statements may be based on expectations, assumptions, or third-party information that we currently believe to be reasonable, but which may subsequently be determined to be erroneous or be subject to misinterpretation. If we fail to, or are perceived to fail to, implement certain ESG initiatives or achieve certain ESG objectives, we may be subject to various adverse impacts, including reputational damage and potential stakeholder engagement and/or litigation, even if such initiatives are currently voluntary. Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could result in negative investor sentiment towards us and to the diversion of investment to other companies, which could negatively impact our share price as well as our access to and cost of capital.
In addition, divergent views regarding ESG principles are emerging in the United States, and in particular, in state-level regulation and enforcement efforts. In the future, various United States federal and state regulators and other stakeholders may have views on ESG matters, the renewable energy industry or our business that are unfavorable to our business or operations, or such regulators or stakeholders may seek to impose additional regulation and restrictions on us or our business. Any such events could have material adverse effects on our business, financial condition, results of operations and prospects.

Risks Related to NewCo Operating as a Public Company
Unless the context requires otherwise, references to “we,” “us” or “our” in this section are to the business and operations of NewCo and its subsidiaries following the Business Combination.
NewCo’s only material assets are its direct and indirect interests in XCF, and NewCo is accordingly dependent upon distributions from XCF to pay dividends and taxes and other expenses.
NewCo is a holding company and has no material assets other than its interest in XCF. NewCo has no independent means of generating revenue. NewCo intends to cause its subsidiaries (including XCF) to make distributions in an amount sufficient to cover all applicable taxes and other expenses payable and dividends, if any, declared by it. The terms of any credit agreements or other borrowing arrangements NewCo or its subsidiaries enter into in the future may impose restrictions on the ability to pay dividends to NewCo. To the extent that NewCo needs funds, and any of its direct or indirect subsidiaries is restricted from making such distributions under these debt agreements or applicable law or regulation, or is otherwise unable to provide such funds, it could materially adversely affect NewCo’s liquidity and financial condition.
Our management team has limited experience managing a public company.
Our management team has limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our executives and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations and financial condition.
We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.
As a public company, we will incur significant legal, accounting and other expenses that XCF does not incur as a privately-held company. For example, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations of the SEC and the NYSE or Nasdaq, including the establishment and maintenance of effective financial and disclosure controls, changes in corporate governance practices and required filing of annual, quarterly and current reports with respect to our business and results of operations. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause it to fail to meet our reporting obligations. We expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an “emerging growth company.”
We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain the same or similar coverage. This could also make it more difficult for us to attract and retain qualified people to serve on our board of directors, board committees or as executive officers.
The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of cash resources that could otherwise be used to expand our business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase our costs.

XCF has identified material weaknesses in its internal control over financial reporting. If we are unable to remediate the material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting following consummation of the Business Combination, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and the market price of our common stock.
While XCF and its independent registered public accounting firm did not and were not required to perform an audit of its internal control over financial reporting, in connection with the audit of XCF’s 2023 financial statements, XCF identified control deficiencies in the design and operation of XCF’s internal control over financial reporting that constitute material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected in a timely manner.
XCF did not design or maintain an effective control environment commensurate with financial reporting requirements in connection with the audit of XCF’s 2023 financial statements. Specifically, XCF has not (i) designed controls to ensure all journal entries are reviewed and approved, (ii) designed a formal risk assessment process to reduce the risk of material misstatements for the period February 9, 2023 (inception) to December 31, 2023 and (iii) designed controls to ensure the financial reporting process is operating effectively. These control deficiencies could result in a misstatement of its accounts or disclosures that would result in a material misstatement of XCF’s financial results that would not be prevented or detected, and accordingly, XCF determined that these control deficiencies constitute material weaknesses.
XCF is working to remediate the material weaknesses and taking steps to strengthen its internal control over financial reporting through the hiring of additional appropriately skilled finance and accounting personnel with the requisite technical knowledge and skills, supported by experienced third-party internal control advisors who will assist with the design and implementation of such internal control systems, procedures and processes. These remediations may be costly and time consuming. XCF intends to take appropriate and reasonable steps to remediate the material weaknesses through the implementation of a general ledger system, which will support appropriate journal entry approvals, the development and implementation of a formal risk assessment process, and the development and implementation of a control environment designed to ensure the financial information is accurate, complete, and recorded in the correct period. XCF will not be able to fully remediate these control deficiencies until these steps have been completed and have been operating effectively for a sufficient period of time.
We cannot assure you that the measures XCF has taken to date and those it expects to take in the future will be sufficient to remediate the material weaknesses or avoid the identification of additional material weaknesses in the future. If these steps do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that one or more of the material weaknesses or other control deficiencies could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis, which could in turn cause the market price of our common stock to decline significantly and make raising capital more difficult. If XCF fails to remediate this material weakness, or if we fail to identify future material weaknesses in internal control over financial reporting or fail to meet the demands that will be placed upon us as a public company, including the requirements of Sarbanes-Oxley, we may be unable to accurately report our financial results or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Section 404 of Sarbanes-Oxley could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If additional material weaknesses exist or are discovered in the future, and we are unable to remediate any such material weakness, our reputation, results of operations and financial condition could suffer.
Our business and operations could be negatively affected if it becomes subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of our business and growth strategy and adversely impact our stock price.
In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of our common stock or other reasons may in the future cause us to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and our directors’ attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with customers, suppliers and service providers, and could make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters, and our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.
Risks Related to Ownership of NewCo Common Stock Following the Business Combination
Unless the context requires otherwise, references to “we,” “us” or “our” in this section are to the business and operations of NewCo and its subsidiaries following the Business Combination.
An active market for our securities may not develop, which would adversely affect the liquidity and price of our securities.
After the closing of the Business Combination, the price of our securities may fluctuate significantly due to general market and economic conditions and forecasts, our general business condition and the release of our financial reports. An active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.
The price of our securities may be volatile following the Business Combination and you could lose all or part of your investment as a result.
Following the closing of the Business Combination, the price of our securities may fluctuate due to a variety of factors, including:
•	changes in the industry in which we operate;
•	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•	changes in accounting standards, policies, guidelines, interpretations or principles;
•	results of operations that vary from the expectations of securities analysts and investors, and variations in results of operations of companies that are perceived to be similar to us;
•	results of operations that vary from those of our competitors;
•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;
•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
•	strategic actions by us or our competitors;
•	announcements by us or our competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital expenditures or commitments;
•	any significant change in our management;
•	the development and sustainability of an active trading market for our securities;
•	actions by institutional or activist securityholders;
•
additional securities of ours being sold or issued into the market by us or any of the existing stockholders or the anticipation of such sales, including if stockholders sell shares into the market when applicable “lock-up” periods end;

•	sales of substantial amounts of our common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur;
•	the volume of shares of our common stock available for public sale;
•	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•
general economic, industry and market conditions, such as the effects of the COVID-19 pandemic, recessions, interest rates, inflation, international currency fluctuations, political instability and acts of war or terrorism; and

•	the other factors described in this “Risk Factors” section.
These market and industry factors may materially reduce the market price of our securities regardless of our operating performance. Price volatility also may be greater if the public float and trading volume of our common stock is low.
In addition, companies that have experienced volatility in the market price of their securities have frequently been the subject of securities class action and shareholder derivative litigation. NewCo could be the target of such litigation in the future. Class action and derivative lawsuits, whether successful or not, could result in substantial costs, damage or settlement awards and a diversion of our management resources and attention from running our business, which could materially harm our reputation, financial condition and results of operations.
We may fail to meet our publicly announced guidance or other expectations about our business, which could cause the market price of our securities to decline.
We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will consist of forward-looking statements, subject to the risks and uncertainties described in this proxy statement/prospectus and in our other public filings and public statements. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process and our guidance may not be accurate due to a variety of factors. If our guidance is not accurate or varies from actual results, or if we reduce our guidance for future periods, the market value of our common stock could decline significantly.
If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, our share price and trading volume could decline.
The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any analyst coverage and may not obtain analyst coverage in the future. In the event we obtain analyst coverage, we will not have any control over such analysts. The market price of our common stock could decline if our actual results do not match the analysts’ projections. If one or more of the analysts who cover us downgrade our shares or change their opinion of our common stock, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.
We do not intend to pay cash dividends for the foreseeable future.
Following the Business Combination, we intend to retain future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, which may take into account a variety of factors, including our financial condition, results of operations, capital requirements and business prospects, restrictions contained in future agreements and financing instruments, and such other factors as the board of directors deems relevant. As a result, you may not receive any return on an investment in our common stock unless you sell your common stock for a price greater than that which you paid for it.
We will qualify as an “emerging growth company.” The reduced public company reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.
Following the consummation of the Business Combination, we will qualify as an “emerging growth company” under SEC rules. As an emerging growth company, we will be permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. As a result, the information we provide to investors will be different than the information that is available with respect to other public companies that are not emerging growth companies. If some investors find our common stock less attractive as a result, there may be a less active trading market for the common stock and the market price may be more volatile.
We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a “large accelerated filer,” which means the market value of our common equity held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We currently intend to take advantage of exemptions summarized above as long as we maintain “emerging growth company” status.
Future resales of our common stock after the consummation of the Business Combination may cause the market price of our securities to drop significantly.
It is anticipated that at the time of the consummation of the Business Combination, Public Stockholders will retain an ownership interest approximately 1.7% of the outstanding capital stock of the continuing company, the Sponsor will retain an ownership interest of approximately 2.1% of the outstanding capital stock of the continuing company and XCF securityholders will own approximately 94.6% of the outstanding capital stock of the continuing company. The foregoing ownership percentages with respect to the continuing company following the Business Combination exclude any outstanding warrants and assume that (i) there are no redemptions of any stock by Public Stockholders in connection with the Business Combination, (ii) Focus Impact does not engage in any other kind of equity financing prior to the consummation of the Business Combination and (iii) no awards are issued under the XCF 2025 Equity Incentive Plan. All shares currently held by Public Stockholders and all of the stock issued in the Business Combination to existing XCF securityholders will be freely tradable without registration under the Securities Act, and without restriction by persons other than our “affiliates” (as defined under Rule 144 under the Securities Act (“Rule 144”)), including our directors, executive officers and other affiliates. Because the level of stockholder redemptions will not be known until the special meeting of stockholders, holders of Focus Impact Common Stock will not know at the time of the vote the percentage of the continuing company’s outstanding capital stock that they will hold.
In connection with the Business Combination, certain XCF stockholders and certain of XCF’s officers and directors entered into lock-up agreements pursuant to which they will be contractually restricted from selling or transferring any of (i) their shares of our common stock held immediately following the consummation of the Business Combination and (ii) any of their shares of NewCo common stock that result from converting securities held immediately following the consummation of the Business Combination (the “Lock-Up Shares”). The officers and directors that are parties to lock-up agreement have agreed that they will not sell their Lock-up Shares until the earliest of (a) twelve months after the consummation of the Business Combination, (b) the date on which we complete (or our successor completes) a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property and (c) the date on which the closing price of the shares of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the consummation of the Business Combination. Under the terms of the lock-up agreements entered into by certain other XCF securityholders, those securityholders have agreed that with respect to 90% of shares of Lock-Up Shares held by them, they will not transfer such Lock-up Shares until the earlier of (x) twelve months after the consummation of the Business Combination, (y) the date on which we complete (or our successor completes) a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property and (z) the date on which the closing price of the shares of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the consummation of the Business Combination, but these transfer restrictions lapse such that these securityholders may transfer (1) on or after 90 days following the first quarterly earnings release published following the consummation of the Business Combination, 10% of the Lock-up Shares, (2) on or after

180 days following the consummation of the Business Combination, 30% of the Lock-up Shares and (3) on or after 360 days following the consummation of the Business Combination, 60% of the Lock-up Shares. Excluded from the lock-up with respect to one of these XCF securityholders are shares equal to approximately 9.5% of the outstanding shares of our common stock immediately following the consummation of the Business Combination (assuming no redemptions by Public Stockholders). In addition, one other XCF securityholder, who is expected to own approximately 53.9% of the outstanding shares of our common stock immediately following the consummation of the Business Combination (assuming no redemptions by Public Stockholders), is not subject to any contractual lock-up restricting the sale or transfer of shares of our common stock.
The Sponsor is subject to a lock-up pursuant to a letter agreement under which the Sponsor is subject to a lock-up on its shares of our common stock beginning at the consummation of the Business Combination and ending the earliest of (a) twelve months after the consummation of the Business Combination, (b) the date on which we complete (or our successor completes) a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property and (c) the date on which the closing price of the shares of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the consummation of the Business Combination.
The shares held by the Sponsor and the Lock-Up Shares may be sold after the expiration of their applicable lock-up periods without restriction, other than restrictions under applicable securities laws. As such, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. As restrictions on resale end and registration statements (filed after the consummation of the Business Combination to provide for the resale of such shares and shares held by other “affiliates” of ours from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the price of our common stock or the market price of our common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
Our directors, executive officers and principal stockholders will continue to have substantial control over us after the consummation of the Business Combination, which could limit other stockholders’ ability to influence the outcome of corporate matters and key transactions, including a change of control.
Upon the consummation of the Business Combination, our executive officers, directors and principal stockholders and their affiliates will own 147,064,480 shares of our common stock, or approximately 94.5% of the outstanding shares of our common stock, after giving effect to the Business Combination, with Randy Soule, majority stakeholder of New Rise, owning 83,872,055 shares, or approximately 53.9% of the outstanding shares of our common stock, assuming, in each instance, no redemptions by Public Stockholders and assuming conversion of the New Rise Renewables Note. This significant concentration of ownership may have a negative impact on the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. In addition, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to our interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of us, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of us and might ultimately affect the market price of our common stock.
A majority of our total outstanding shares will not be subject to any contractual trading restrictions and may be resold shortly after the consummation of the Business Combination.
Approximately 63.5% of our outstanding shares of common stock, all of which will be held by insiders, will not be subject to lock-up immediately following the consummation of the Business Combination (assuming no redemptions by Public Stockholders). Large volumes of sales following the Business Combination could have a depressive effect on our stock.

Public Stockholders will experience dilution due to the issuance of NewCo securities to existing XCF equity holders entitling them to significant voting stake in the combined company.
Upon the consummation of the Business Combination, existing XCF equityholders will own 94.5% of the outstanding shares of our common stock, and existing Public Stockholders will own only 1.1% of the combined company, assuming there are no redemptions by the Public Stockholders in the Business Combination. Public Stockholders will experience significant dilution as a result of the issuance of NewCo securities to existing XCF equity holders, and existing XCF equityholders will have a significant level of control and a large voting stake in the combined company.
If a significant number of shares of Focus Impact Class A Common Stock is elected to be redeemed in connection with the Business Combination, the stock ownership of the combined company will be highly concentrated, which will reduce the public “float” and may have a depressive effect on the market price of the common stock of the combined company.
If a significant number of shares of Focus Impact Class A Common Stock is elected to be redeemed in connection with the Business Combination, the stock ownership of the combined company will be highly concentrated within a small number of existing XCF stockholders. This will reduce the public “float” and may have a depressive and volatile effect on the market price of the common stock of the combined company when demand for our stock changes.
Subsequent to the consummation of the Business Combination, we may issue additional shares of our common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
We may issue additional shares of common stock or other equity securities of equal or senior rank in the future in connection with, among other things, capital raising initiatives, future investments and acquisitions, or repayment of outstanding indebtedness, in most cases without stockholder approval.
In addition, pursuant to the XCF 2025 Equity Incentive Plan and 2025 Employee Stock Purchase Plan, we expect to issue additional shares of common stock, or securities exercisable for shares of common stock. Once shares are issued pursuant to the 2025 Equity Incentive Plan and 2025 Employee Stock Purchase Plan, those shares will become eligible for sale in the public market, subject to any applicable vesting requirements, lockup agreements and other restrictions imposed by law. A total number of shares representing 7% of the fully diluted, and as converted, outstanding common stock immediately following consummation of the Business Combination are expected to be reserved for future issuance under the 2025 Equity Incentive Plan. A total of 250,000 are expected to be reserved for future issuance under the 2025 Employee Stock Purchase Plan. We expect to file one or more registration statements on Form S-8 under the Securities Act to register shares of common stock or securities convertible into or exchangeable for our issued common stock pursuant to the 2025 Equity Incentive Plan and 2025 Employee Stock Purchase Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.
The issuance of additional shares or other equity securities of equal or senior rank would have the following effects:
•	existing stockholders’ proportionate ownership interest in the Company will decrease;
•	the number of shares eligible for resale in the public market will increase;
•	the amount of cash available per share, including for payment of dividends in the future, may decrease;
•	the relative voting strength of each share of previously outstanding common stock may be diminished; and
•	the market price of our common stock may decline.
Delaware law and the NewCo Charter and NewCo Bylaws will contain certain provisions, including anti-takeover provisions, which limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.
The NewCo Charter and NewCo Bylaws that will be in effect upon consummation of the Business Combination and the DGCL contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, and therefore depress the trading price of our common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the incumbent members of the board of directors or taking other corporate actions, including effecting changes in our management. Among other things, the NewCo Charter and NewCo Bylaws include provisions:
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authorizing the board of directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	prohibiting, subject to the rights of the holders of any shares of preferred stock, stockholders from taking any action by written consent;
•	prohibiting, subject to the rights of the holders of any shares of preferred stock, stockholders from calling a special meeting of the stockholders;
•	prohibiting cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•	regarding the circumstances in which directors may be removed by stockholders with or without cause;
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requiring stockholders to follow certain advance notice procedures to nominate candidates for election to the board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the board of directors, and may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us;

•	authorizing the board of directors to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director in certain circumstances;
•	providing that the board of directors is expressly authorized to make, alter or repeal the NewCo Bylaws;
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requiring the affirmative vote of holders of at least two-thirds of the shares of the outstanding capital stock entitled to vote generally in the election of directors to amend certain provisions of the NewCo Charter; and

•	limiting the liability of, and providing for the indemnification of, our directors and officers.
These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the board of directors or management.
The NewCo Charter will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
The NewCo Charter will provide, unless NewCo consents in writing to an alternative forum, that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:
•	any derivative action or proceeding brought on our behalf;
•	any action asserting a breach of fiduciary duty owed by any of our directors, officers or employees to us or our stockholders;
•	any action asserting a claim against us arising under the DGCL, the NewCo Charter or the NewCo Bylaws;
•	any actions seeking to interpret, apply, enforce, or determine the validity of the NewCo Charter or the NewCo Bylaws; and
•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

Under the NewCo Charter, if the Delaware Court of Chancery lacks jurisdiction over any of the foregoing actions or proceedings, then the sole and exclusive forum for such actions or proceedings will be another state or federal court located in the State of Delaware, as long as such court has jurisdiction over the parties. Because these Delaware forum provisions require our stockholders to bring certain types of actions and proceedings relating to Delaware law in the Delaware Court of Chancery or another state or federal court located in the State of Delaware, they may prevent our stockholders from bringing such actions or proceedings in another court that a stockholder may view as more convenient, cost-effective or advantageous to the stockholder or the claims made in such action or proceeding, or may discourage them from bringing such actions or proceedings.
In addition, pursuant to NewCo Charter, unless NewCo consents in writing to an alternative forum, the U.S. federal district courts will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any action asserting a claim arising under the Securities Act. This forum provision prevents our stockholders from bringing claims arising under the Securities Act in state court, which court our stockholders may view as more convenient, cost effective or advantageous to the claims made in such action and therefore may discourage such actions. While the Delaware Supreme Court has recently upheld provisions of the certificates of incorporation of other Delaware corporations that are similar to this forum provision and courts in California and New York have also upheld similar exclusive forum provisions, there is currently a circuit split as to whether exclusive forum provisions requiring derivative litigation to be filed in the Delaware Court of Chancery could foreclose a derivative suit alleging a violation of the Exchange Act.
Neither the Delaware nor the Securities Act forum provisions are intended by us to limit the forums available to our stockholders for actions or proceedings asserting claims arising under the Exchange Act, which are already limited to the federal courts of the United States pursuant to the Exchange Act.
Delaware law, the NewCo Charter and the NewCo Bylaws will contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.
The NewCo Charter, the NewCo Bylaws and the DGCL contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the NewCo Board and therefore depress the trading price of the NewCo Class A Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the NewCo Board or taking other corporate actions, including effecting changes in management. Among other things, the NewCo Charter and NewCo Bylaws include provisions regarding:
•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of the NewCo Board;
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the ability of the NewCo Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the limitation of the liability of, and the indemnification of, NewCo’s directors and officers;
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the right of the NewCo Board to elect a director to fill a vacancy created by the expansion of the NewCo Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the NewCo Board;

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the requirement that directors may only be removed from the NewCo Board for cause, upon the affirmative vote of the holders of at least 662/3% of the voting power of all of then outstanding shares of the voting stock, voting together as a single class;

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the requirement that a special meeting of stockholders may be called only by the NewCo Board, the chairman of the NewCo Board or NewCo’s chief executive officer, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	controlling the procedures for the conduct and scheduling of the NewCo Board and stockholder meetings;
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the requirement for the affirmative vote of holders of (i) (a) at least 662/3%, in case of certain provisions or (b) a majority, in case of other provisions, of the voting power of all of then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal certain provisions of the NewCo’s Charter; and (ii) (a) at least 662/3%, in case of certain provisions, or (b) a majority, in case of other provisions, of the voting power of all of then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal certain provisions of the NewCo Bylaws, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the NewCo Board and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;
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the ability of the NewCo Board to amend the NewCo Bylaws, which may allow the NewCo Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the NewCo Bylaws to facilitate an unsolicited takeover attempt; and

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advance notice procedures with which stockholders must comply to nominate candidates to the NewCo Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the NewCo Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of NewCo.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the NewCo Board or management.
Any provision of the NewCo Charter, the NewCo Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of NewCo’s capital stock and could also affect the price that some investors are willing to pay for NewCo’s common stock.
The form of the NewCo Charter is attached as Annex B to this proxy statement/prospectus and we urge you to read it.
In addition, the provisions of the Registration Rights Agreement, as described below, provide the stockholders party thereto with certain board rights which could also have the effect of delaying or preventing a change in control.
The NewCo Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by NewCo’s stockholders, which could limit NewCo’s stockholders’ ability to obtain a favorable judicial forum for disputes with NewCo or its directors, officers or other employees.
The NewCo Charter will provide that, unless NewCo consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of NewCo, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of NewCo to NewCo or NewCo’s stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action asserting a claim against NewCo or any current or former director, officer, other employee, agent or stockholder of NewCo arising pursuant to any provision of the DGCL, the NewCo Charter (as it may be amended or restated from time to time) or the NewCo Bylaws (as it may be amended or restated from time to time) or (iv) any action asserting a claim against NewCo or any current or former director, officer, other employee, agent or stockholder of NewCo governed by the internal affairs doctrine of the law of the State of Delaware or (v) any action to interpret, apply, enforce or determine the validity of the NewCo Charter shall, as to any action in the foregoing clauses (i) through (v), to the fullest extent permitted by law, be solely and exclusively brought in the Delaware Court of Chancery; provided, however, that the foregoing shall not apply to any claim (a) as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Notwithstanding the foregoing, the provisions of the NewCo Charter will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. While Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any shares of NewCo’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in the NewCo Charter. If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”); and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.
This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with NewCo or its directors, officers, stockholders, agents or other employees, which may discourage such lawsuits. We note that there is uncertainty as to whether a court would enforce this provision, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. Further, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find this provision of the NewCo Charter inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, NewCo may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect NewCo’s business, financial condition and results of operations and result in a diversion of the time and resources of NewCo’s management and board of directors.
Risks Related to the Business Combination and Focus Impact
Unless the context otherwise requires, references in this subsection to “we,” “us,” or “our” refer to Focus Impact prior to the consummation of the Business Combination.
The PIPE Financing may not be identified by Focus Impact or such PIPE Financing, if identified, may be consummated on different terms than those currently contemplated or fail to close.
A PIPE Financing may not be identified by Focus Impact and, if identified, may be consummated on different terms than those currently contemplated or may not close in connection with the Business Combination. The PIPE Financing is currently contemplated to consist of an issuance of shares of NewCo Common Stock; however, there can be no assurances that the PIPE Financing will be consummated on such terms. Focus Impact will update this joint proxy statement/prospectus with additional information following the entry into any subscription agreements for the PIPE Financing. Furthermore, the PIPE Financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. Further, if a larger number of shares are submitted for redemption than Focus Impact currently expects and such redemptions could require XCF to make significant adjustments to its business plans in light of available capital resources. For example, XCF could have to reduce future costs, which could materially impact its business plan or require XCF not to pursue some of its strategic objectives.
Focus Impact’s executive officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other Stockholder Proposals described in this proxy statement/prospectus.
When considering Focus Impact’s board of directors’ recommendation that our stockholders vote in favor of the approval of the Business Combination Proposal and the other Stockholder Proposals, Focus Impact’s stockholders should be aware that Focus Impact’s directors and executive officers have interests in the Business Combination that may be different from, in addition to, or in conflict with the interests of Focus Impact’s stockholders. These interests include:
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the beneficial ownership of the Sponsor, the Former Sponsor and certain directors of Focus Impact of an aggregate of 2,106,414 shares of Focus Impact Class B Common Stock, an aggregate of 3,000,000 shares of Focus Impact Class A Common Stock and 6,400,000 Private Placement Warrants, which shares and warrants would become worthless if Focus Impact does not complete a business combination within the applicable time period, as the Sponsor, Former Sponsor and Focus Impact’s directors and officers and their affiliates have waived any right to redemption with respect to these shares. The Sponsor and the Former Sponsor did not receive any compensation in exchange for this agreement to waive their redemption rights. Certain of Focus Impact’s directors and officers are members of the Sponsor or the Former Sponsor and, as such, have an indirect interest in the shares and warrants held by the Sponsor and the Former Sponsor. Focus Impact’s independent directors collectively have an indirect interest of less than 0.02% in the Focus Impact Class B Common Stock. The shares and warrants held by the Sponsor and the Former Sponsor have an aggregate market value of approximately $47,743,973 and $128,640, respectively, based on the closing price of Focus Impact Class A Common Stock of $10.23 on the OTC Pink and the closing of the Public Warrants of $0.0201 on the OTC Pink on January 16, 2025, the record date for the special meeting of stockholders;
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pursuant to the Purchase Agreement, the Sponsor paid an aggregate purchase price of $16,288.27 ($0.004 per share) for the shares of Focus Impact Class B Common Stock which will have a significantly higher value at the time of the Business Combination, if it is consummated. If Focus Impact does not consummate the Business Combination or another initial business combination by February 7, 2025 (as may be extended until April 7, 2025), and Focus Impact is therefore required to be liquidated, these shares would be worthless, as Sponsor Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the purchase price of $0.004 that the Sponsor paid for the Sponsor Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the share price of NewCo after the Closing falls below the price initially paid for the Units in the IPO and the Public Stockholders experience a negative rate of return following the Closing. Based on the closing price of $10.23 per share of Focus Impact Class A Common Stock on January 16, 2025, the Sponsor may receive potential profits ranging from $10.226 per share of Focus Impact Class B Common Stock up to $10.23 per share of Focus Impact Class A Common Stock. As a result, if the Business Combination is completed, the Sponsor and Former Sponsor are likely to be able to make a substantial profit on their investment in Focus Impact at a time when shares of NewCo Class A Common Stock have lost significant value. On the other hand, if Focus Impact liquidates without completing a business combination before its expiration date, the Sponsor Holders will lose their entire investment in Focus Impact;

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the Sponsor and Focus Impact’s directors and officers may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to stockholders, rather than to liquidate, in which case the Sponsor and Focus Impact’s directors and officers would lose their entire investment. As a result, the Sponsor as well as Focus Impact’s directors or officers may have a conflict of interest in determining whether XCF is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination. Focus Impact’s board of directors was aware of and considered these interests, among other matters, in evaluating and unanimously approving the Business Combination and in recommending to Public Stockholders that they approve the Business Combination;

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Focus Impact’s board of directors will not receive reimbursement for any out-of-pocket expenses incurred by them on Focus Impact’s behalf incident to identifying, investigating and consummating the Business Combination to the extent such expenses exceed the amount required to be retained in the Trust Account, unless the Business Combination is consummated, though there have been no material out-of-pocket expenses subject to reimbursement and Focus Impact does not anticipate any such expenses prior to the Closing;

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Carl Stanton, Chief Executive Officer and Director of Focus Impact and Wray Thorn, Chief Investment Officer and Director of Focus Impact are expected to be nominated as directors of NewCo after the consummation of the Business Combination. As such, in the future, Carl and Wray may receive cash fees, stock options, stock awards or other remuneration that the NewCo Board determines to pay its directors and any applicable compensation;

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the Sponsor was founded by affiliates of Focus Impact Partners, LLC, and such affiliates also serve as officers and directors of Focus Impact Acquisition Corp. Members of the Focus Impact management team and directors, including Messrs. Stanton, Lyles, Thorn and Carter and Ms. Simms are directors and officers of Focus Impact Acquisition Corp and owe fiduciary duties to Focus Impact Acquisition Corp;

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Focus Impact Partners, LLC, an affiliate of our Sponsor, entered into a note purchase agreement with XCF which was subsequently converted into 375,000 shares of XCF common stock. Such shares will automatically convert upon the Closing into shares of NewCo Class A Common Stock;

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The officers and directors of Focus Impact owe fiduciary duties to other companies. Carl Stanton, Chief Executive Officer and Director, is also a member of the board at Skipper Pets, Inc., the Founder of cbGrowth Partners, the co-founder of Focus Impact Partners, LLC and the CEO of Focus Impact Acquisition Corp. Ernest Lyles, Chief Financial Officer and Director, is also the CFO of Focus Impact Acquisition Corp. and the founder and managing partner of The HiGro Group. Wray Thorn, Chief Investment Officer and Director, is the Chief Investment Officer of Focus Impact Acquisition Corp., the founder and chief executive officer at Clear Heights Capital and a board member at Skipper Pets, Inc. Troy Carter, Director, is also the founder and CEO of Q&A, a director of Focus Impact Acquisition Corp., a board member of WeTransfer and SoundCloud. Dia Simms, Director, is also the executive chairwoman of the Board of 1707 Tequila & Mezcal, director of Focus Impact Acquisition Corp., director at Pronghorn and a Board Vice Chair at Liberty Whiskey. Eric Edidin, Director, is also the Executive Chairman of BH3 Management. Daniel Lebensohn, Director, is also the Co-Chief Executive Officer of BH3 Management,

•	the Sponsor has entered into the Sponsor Letter Agreement pursuant to which the Sponsor has already agreed to vote its shares in favor of the Business Combination; and
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the continued indemnification of the current directors and officers of Focus Impact following the Business Combination and the continuation of directors’ and officers’ liability insurance following the Business Combination.

These interests may have influenced the decision of Focus Impact’s directors to approve the Business Combination and to continue to pursue such Business Combination. In considering the recommendations of Focus Impact’s board of directors to vote for the Business Combination Proposal and other Stockholder Proposals, its stockholders should consider these interests.
We may be forced to close the Business Combination even if we determine it is no longer in Public Stockholders’ best interest.
Public Stockholders are protected from a material adverse event of NewCo or XCF arising between the date of the Business Combination Agreement and the Closing, primarily by the right to redeem their public shares for a pro rata portion of the funds held in the Trust Account, calculated as of two business days prior to the vote at the special meeting. If a material adverse event were to occur after approval of the Business Combination Proposal at the special meeting, Focus Impact may be forced to close the Business Combination even if it determines it is no longer in its stockholders’ best interest to do so (as a result of such material adverse event), which could have a significant negative impact on Focus Impact’s business, financial condition or results of operations.
The Sponsor Holders have agreed to vote in favor of the Business Combination, regardless of how the Public Stockholders vote.
Unlike many other blank check companies in which the executive officers, directors and other initial stockholders agree to vote their Sponsor Shares in accordance with the majority of the votes cast by the Public Stockholders in connection with an initial business combination, Focus Impact’s executive officers, directors and the Sponsor have agreed (and their permitted transferees will agree), pursuant to the terms of the Sponsor Letter Agreement, to vote any shares of Focus Impact Common Stock held by them in favor of the Business Combination. Focus Impact’s executive officers, directors and the Sponsor (and their permitted transferees) owned 63.4% of the issued and outstanding shares of Focus Impact Common Stock as of the record date. As a result of such agreements, we do not need the affirmative vote of any of the holders of the remaining shares of Focus Impact Common Stock held by the Public Stockholders as of the record date to approve the Business Combination Proposal.
The exercise of Focus Impact’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Focus Impact’s stockholders’ best interest.
In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require Focus Impact to agree to amend the Business Combination Agreement, to consent to certain actions taken by XCF or to waive rights that Focus Impact is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of XCF’s business, a request by XCF to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on XCF’s business and would entitle Focus Impact to terminate the Business Combination Agreement. In any of such circumstances, it would be at Focus Impact’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of the financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is best for Focus Impact and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Focus Impact does not believe there will be any material changes or waivers that Focus Impact’s directors and officers would be likely to make after the mailing of this proxy statement/prospectus. Focus Impact will circulate a new or amended proxy statement/prospectus if changes to the terms of the Business Combination that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.
Focus Impact’s directors, executive officers, advisors or their affiliates may take actions, which may influence the vote on the Business Combination Proposal and other Stockholder Proposals and reduce the public “float” and have a depressive effect on the market price of Focus Impact Class A Common Stock.
At any time prior to the special meeting of stockholders during which they are not aware of any non-material public information about Focus Impact or its securities, Focus Impact’s directors, executive officers, advisors or their respective affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of Focus Impact’s securities, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that Focus Impact’s directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. In addition, they may enter into transactions with investors and others to provide them with incentives to acquire shares of Focus Impact Class A Common Stock. Any purchases of Focus Impact securities purchased by the Sponsor or its affiliates would not be voted in favor of approving the Business Combination. If such purchases are made, the public “float” of Focus Impact Class A Common Stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of Focus Impact’s securities on a national securities exchange.
Focus Impact’s ability to successfully effect the Business Combination and NewCo’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of XCF, all of whom Focus Impact expects to stay with NewCo following the Closing. The loss of such key personnel could negatively impact the operations and financial results of the combined business.
Focus Impact’s ability to successfully effect the Business Combination and NewCo’s ability to successfully operate the business following the Closing is dependent upon the efforts of certain key personnel of XCF. Although XCF has entered into employment agreements with certain key employees, there can be no assurance that any of XCF’s key management personnel or other key employees will continue their employment in the future. It is possible that XCF will lose some key personnel, the loss of which could negatively impact the operations and profitability of NewCo. XCF’s success depends to a significant degree upon the continued contributions of senior management, certain of whom would be difficult to replace. Departure by certain of XCF’s officers could have a material adverse effect on XCF’s business, financial condition, or operating results. The services of such personnel may not continue to be available to NewCo. Furthermore, following the Closing, certain of the key personnel of XCF may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause NewCo to have to expend time and resources helping them become familiar with such requirements.
The waiver of deferred underwriting commission by Guggenhiem and BTIG despite performing all of their obligations under the Underwriting Agreement may indicate that they may be unwilling to be associated with the disclosure in this proxy statement/prospectus.
In connection with the closing of the Purchase Agreement in September 2023, Guggenheim Securities, LLC (“Guggenheim”) and BTIG, LLC (“BTIG”), joint-bookrunner underwriters of Focus Impact’s initial public offering, reached out to Focus Impact’s management in order to notify Focus Impact that they would be unable to serve as an advisor to Focus Impact in connection with an initial business combination. At that time, Focus Impact requested that Guggenheim and BTIG, and Guggenheim and BTIG agreed to, waive their individual entitlement to their respective portion of the deferred underwriting fee payable pursuant to the Underwriting Agreement that Focus Impact, Guggenheim and BTIG executed in connection with Focus Impact’s initial public offering. On November 2, 2023, Focus Impact executed a formal waiver with Guggenheim and BTIG pursuant to which Guggenheim and BTIG waived all rights to their respective shares of the deferred underwriting commissions (the “Deferred Fee Waiver”), which were payable upon completion of an initial business combination and deposited into the trust account established in connection with Focus Impact’s initial public offering. In connection with the Deferred Fee Waiver, Guggenheim and BTIG also agreed that the waived portion of the deferred underwriting commissions can, at the discretion of Focus Impact, be paid to one or more parties or otherwise be used in connection with an initial business combination.
Other than the notification in 2023, according to which Guggenheim and BTIG would be unable to continue to serve as an advisor to Focus Impact, and the subsequent execution of the Deferred Fee Waiver on November 2, 2023, Guggenheim, BTIG and Focus Impact did not discuss the reasons for Guggenheim and BTIG’s forfeiture of fees. Guggenheim and BTIG did not communicate to Focus Impact, and Focus Impact does not otherwise believe, that the Deferred Fee Waiver was the result of any dispute or disagreement with Focus Impact, including any disagreement relating to the disclosure in this proxy statement/prospectus, the scope of its engagements under the Underwriting Agreement or its ability to complete such engagements or any matter relating to Focus Impact’s or XCF’s operations, prospects, policies, procedures or practices. The services to be provided by Guggenheim and BTIG pursuant to the Underwriting Agreement related to Focus Impact’s initial public offering were complete at the time of the Deferred Fee Waiver and Guggenheim and BTIG are therefore gratuitously waiving their right to be compensated in connection with a business combination.
After the closing of Focus Impact’s initial public offering and prior to the execution of the Deferred Fee Waiver, Guggenheim and BTIG were involved in advising the Focus Impact Board in connection with the identification or evaluation of potential business combination targets and in providing certain financial and merger-related advisory services to Focus Impact (for more information see “Proposal 1: Business Combination Proposal—Background of the Business Combination”). However, following the execution of the Deferred Fee Waiver, Guggenheim and BTIG ceased to provide any advisory services to Focus Impact and ceased to advise Focus Impact on the identification or evaluation of potential business combination targets. Guggenheim and BTIG did not advise Focus Impact in any capacity on the proposed Business Combination with XCF. Further, Focus Impact did not rely on any work performed by Guggenheim or BTIG to identify or evaluate potential business combination targets when Focus Impact resumed its search for potential business combinations after Guggenheim and BTIG ceased to advise Focus Impact following the execution of the Deferred Fee Waiver. Neither XCF nor the other potential business combination targets that Focus Impact considered following the execution of the Deferred Fee Waiver were among the potential business combination targets sourced, identified or recommended by Guggenheim or BTIG while Guggenheim and BTIG were advising Focus Impact. Neither Guggenheim nor BTIG performed, or was engaged to perform, any work for the boards of directors of Focus Impact or XCF that is related to the Business Combination and neither Guggenheim nor BTIG was involved in the preparation of any disclosure, or analysis underlying disclosure, included in this proxy statement/prospectus. Guggenheim and BTIG therefore claim no role in the Business Combination with XCF and, by extension, has also not reached out to Focus Impact to affirmatively disclaim any responsibility for any of the disclosures in this prospectus.
Despite Guggenheim and BTIG not providing any details as to the reasons for the Deferred Fee Waiver when it approached Focus Impact in 2023, shareholders should be aware that such Deferred Fee Waiver may indicate that neither Guggenheim and BTIG want to be associated with the disclosures in this proxy statement/prospectus or any underlying business analysis related to the transactions described herein. The Deferred Fee Waiver, including the waivers of fees for services that had already been rendered, is unusual and some investors may find the proposed Business Combination with XCF less attractive as a result of Guggenheim and BTIG not having been involved in the preparation and review of this proxy statement/prospectus. Focus Impact’s investors will not have the benefit of Guggenheim or BTIG’s independent review and investigation of the disclosures provided in this proxy statement/prospectus. Further, although Guggenheim and BTIG waived their respective entitlement to any deferred underwriting fee payable pursuant to the Underwriting Agreement, certain provisions of the Underwriting Agreement were not waived by the Guggenheim or BTIG. In particular, Guggenheim and BTIG did not waive their respective rights to indemnification under the Underwriting Agreement for any losses, claims, damages or liabilities, joint or several, arising out of or based upon an untrue statement or alleged untrue statement of a material fact contained in the filings and communications related to Focus Impact’s initial public offering or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading. As a result, if any claims, litigation, disputes or other legal proceedings are brought by third parties against Guggenheim or BTIG in relation to its services provided under the Underwriting Agreement, then Focus Impact (and NewCo upon consummation of the Business Combination) may be liable to pay for or reimburse Guggenheim and BTIG for such losses and costs it incurs, subject to the limitations set forth in the Underwriting Agreement. In addition, the Underwriting Agreement contains a contribution provision in the event that the indemnity obligations are unavailable or insufficient to hold harmless an indemnified party; however, Guggenheim and BTIG shall not be required to contribute any amount in excess of the amount by which the total price at which the offered securities underwritten by either of them and distributed to the public were offered to the public exceeds the amount of any damages which such underwriter has otherwise been required to pay. Therefore, there can be no assurance that Focus Impact (or NewCo following the Business Combination) would have sufficient funds to satisfy such indemnification claims.
Notwithstanding the foregoing, Focus Impact executed the Deferred Fee Waiver because it believes that such waiver will be beneficial for its shareholders as such waived fees would reduce the amount of transaction expenses payable in connection with the consummation of an initial business combination by $8,050,000. The Focus Impact Board did not consider the potential impact of the Deferred Fee Waiver in its assessment of the Business Combination with XCF, given (a) the timing of the execution of Deferred Fee Waiver in relation to the timing of the negotiations of a business combination agreement with XCF, (b) that no separate engagement letter was entered into with Guggenheim or BTIG and their obligations therefore being limited in scope solely to the services contemplated by the Underwriting Agreement and its completed services in connection with Focus Impact’s initial public offering, and (c) that neither Guggenheim nor BTIG participated in or provided (and was not required to participate in or provide) advisory services in connection with the identification or evaluation of potential business combination targets, an initial business combination, or the proposed transaction with XCF. Focus Impact does not expect that the Deferred Fee Waiver will have any significant impact on the proposed transaction with XCF other than reducing the amount of expenses associated with the proposed Business Combination and potentially adversely affecting investors’ perception of the proposed Business Combination with XCF.
Therefore, given Guggenheim and BTIG’s lack of involvement in the Business Combination with XCF and given the fact that Focus Impact has not provided a copy of the proxy statement/prospectus to Guggenheim or BTIG for review and neither Guggenheim nor BTIG has provided any response or feedback regarding the disclosure included herein, investors should not rely on the expertise of Guggenheim or BTIG when making an investment decision in connection with the Business Combination and no inference should be drawn on whether Guggenheim or BTIG agrees with the disclosures included in this proxy statement/prospectus, including the disclosure regarding the Deferred Fee Waiver.
We have identified a material weakness in our internal control over financial reporting relating to our inadequate control for the accounting for complex financial instruments and transactions as of December 31, 2023, including the interpretation and accounting for extinguishment of a significant contingent obligation as of December 31, 2023. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.
We have identified a material weakness in our internal controls over financial reporting related to the accounting for complex financial instruments and transactions and the failure to properly design the financial closing and reporting process to record, review and monitor compliance with generally accepted accounting principles for transactions on a timely basis. Such material weakness includes the impact of the reporting and disclosures of the non-redemption agreements, the accounting of the waiver of the underwriting fee and the Polar subscription agreement.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.
Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. To respond to the material weaknesses we identified, we plan to incorporate enhanced communication and documentation procedures between our operations team and the individuals responsible for preparation of financial statements. We continue to evaluate steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements and investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.
We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete an initial business combination with which a substantial majority of our stockholders do not agree.
The Existing Charter does not provide a specified maximum redemption threshold. As a result, we may be able to complete our initial business combination even though a substantial majority of the Public Stockholders do not agree with the transaction and have redeemed their shares or, if we seek stockholder approval of our initial business combination and do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, have entered into privately negotiated agreements to sell their shares to our sponsor, officers, directors, advisors or their affiliates. In the event the aggregate cash consideration we would be required to pay for all shares of Focus Impact Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, all shares of Focus Impact Class A Common Stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.
We cannot be certain as to the number of Public Shares that will be redeemed and the potential impact to Public Stockholders who do not elect to redeem their Public Shares.
There is no guarantee that a Public Stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position. We can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the closing or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, and including redemptions of Public Shares may cause an increase or decrease in our share price, and may result in a lower value realized now than a stockholder of NewCo might realize in the future had the stockholder not redeemed its Public Shares. Similarly, if a stockholder does not redeem its Public Shares, the stockholder will bear the risk of ownership of the Public Shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its Public Shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. On December 7, 2022, following Public Stockholder approval at the first special meeting, Focus Impact effected its first charter amendment. In connection with the first charter amendment, 17,987,408 Public Shares (78.2% of the Focus Impact Class A Common Stock outstanding as of the record date for the special meeting) were tendered for redemption. After giving effect to the first early redemptions, Focus Impact had approximately $51.2 million remaining in the Trust Account. Subsequently, on October 6, 2023, following Public Stockholder approval at the second special meeting, Focus Impact effected its second charter amendment. In connection with the second charter amendment, 2,700,563 Public Shares (53.9% of the Focus Impact Class A Common Stock outstanding as of the record date for the second special meeting) were tendered for redemption. After giving effect to the second early redemptions, Focus Impact had approximately $24.3 million remaining in the Trust Account, and a total of 89.9% of the Focus Impact Class A Common Stock that was initially issued in the initial public offering had been redeemed. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.
On February 3, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus, the closing price per share of Focus Impact Class A Common Stock was $10.25. Public Stockholders should be aware that, while we are unable to predict the price per share of NewCo Class A Common Stock following the consummation of the Business Combination and accordingly we are unable to predict the potential impact of redemptions on the per share value of Public Shares owned by non-redeeming Public Stockholders, increased levels of redemptions by Public Stockholders may be a result of the price per share of Public Shares falling below the redemption price. We expect that more Public Stockholders elect to redeem their Public Shares if the share price of the Focus Impact Class A Common Stock is below the projected redemption price of $10.77 per share, and we expect that more Public Stockholders may elect not to redeem their Public Shares if the share price of the Public Shares is above the projected redemption price of $10.77 per share. Each Public Share that is redeemed will represent both (i) a reduction, equal to the amount of the redemption price, of the cash that will be available to Focus Impact from the Trust Account and (ii) a corresponding increase in each remaining Public Stockholder’s pro rata ownership interest in NewCo following the consummation of the Business Combination.
Focus Impact and XCF will incur significant transaction and transition costs in connection with the Business Combination.
Focus Impact and XCF have both incurred and expect to incur significant, non-recurring and recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. Focus Impact and XCF may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Business Combination Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by out of the proceeds of the Business Combination or by NewCo following the Closing.
The directors and officers of Focus Impact and XCF officers could still be subject to potential liability from claims arising from conduct alleged to have occurred prior to the Business Combination. As a result, in order to protect the directors and officers of Focus Impact and XCF, the post-Business Combination entity is required to purchase additional insurance with respect to any such claims (“run-off insurance”). The need for run-off insurance would be an added expense for NewCo.
Public Stockholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate their investment, therefore, Public Stockholders may be forced to sell their securities, potentially at a loss.
Public Stockholders shall be entitled to receive funds from the Trust Account only (i) in the event of a redemption to Public Stockholders prior to any winding up in the event Focus Impact does not consummate its initial business combination or its liquidation, (ii) if they redeem their shares in connection with an initial business combination that Focus Impact consummates or (iii) if they redeem their shares in connection with a stockholder vote to amend the Existing Charter (A) to modify the substance or timing of Focus Impact’s obligation to redeem 100% of the Public Shares if Focus Impact does not complete its initial business combination by February 7, 2025 (as may be extended until April 7, 2025) or (B) with respect to any other provision relating to Focus Impact’s pre-business combination activity and related stockholders’ rights. In no other circumstances will a stockholder have any right or interest of any kind to the funds in the Trust Account. Accordingly, to liquidate their investment, the Public Stockholders may be forced to sell their securities, potentially at a loss.
Delays in completing the Business Combination may substantially reduce the expected benefits of the Business Combination.
Satisfying the conditions to, and completion of, the Business Combination may take longer than, and could cost more than, Focus Impact expects. Any delay in completing or any additional conditions imposed in order to complete the Business Combination may materially adversely affect the benefits that Focus Impact expects to achieve from the Business Combination.
Stockholder litigation could prevent or delay the closing of the Business Combination or otherwise negatively impact business, operating results and financial condition.
Focus Impact may incur additional costs in connection with the defense or settlement of any stockholder litigation in connection with the proposed Business Combination. Litigation may adversely affect Focus Impact’s ability to consummate the proposed Business Combination. Focus Impact could incur significant costs in connection with any such litigation lawsuits, including costs associated with the indemnification of obligations to Focus Impact’s directors. Consequently, if a plaintiff were to secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting Focus Impact’s ability to complete the proposed Business Combination, then such injunctive or other relief may prevent the proposed Business Combination from becoming effective within the expected time frame or at all.

The Existing Charter requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will, subject to certain exceptions, be deemed to have consented to service of process on such stockholder’s counsel, which may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders. The NewCo Charter includes a substantially similar choice of law forum provision.
The Existing Charter requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (C) for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our Existing Charter. This choice of forum provision may limit or make more costly a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our Existing Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.
The Existing Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, our Existing Charter provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
The NewCo Charter includes a substantially similar choice of law forum provision. The choice of forum provision in the NewCo Charter may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with NewCo or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although NewCo’s stockholders will not be deemed to have waived NewCo’s compliance with federal securities laws and the rules and regulations thereunder. We cannot be certain that a court will decide that this provision is either applicable or enforceable, and if a court were to find the choice of forum provision contained in our NewCo Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm NewCo’s business, operating results and financial condition. In addition, although the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were facially valid under Delaware law, there is uncertainty as to whether other courts will enforce NewCo’s federal forum selection clause.

If Focus Impact is deemed to be an investment company under the Investment Company Act, Focus Impact may be required to institute burdensome compliance requirements and Focus Impact’s activities may be restricted, which may make it difficult for Focus Impact to complete the Business Combination.
If Focus Impact is deemed to be an investment company under the Investment Company Act, Focus Impact’s activities may be restricted, including:
•	restrictions on the nature of Focus Impact’s investments;
•	restrictions on the issuance of securities; and
•	each of which may make it difficult for Focus Impact to complete the Business Combination.
In addition, Focus Impact may have imposed upon itself burdensome requirements, including:
•	registration as an investment company;
•	adoption of a specific form of corporate structure; and
•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.
In order not to be regulated as an investment company under the Investment Company Act, unless Focus Impact can qualify for an exclusion, Focus Impact must ensure that it is engaged primarily in a business other than investing, reinvesting or trading of securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of its assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.
Focus Impact does not believe that its principal activities and the Business Combination will subject itself to the Investment Company Act. To this end, the proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), Focus Impact intends to avoid being deemed an “investment company” within the meaning of the Investment Company Act. An investment in Focus Impact’s securities is not intended for persons who are seeking a return on investments in government securities or investment securities. The Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of Focus Impact’s initial business combination (which shall be the Business Combination should it occur), and then only in connection with Focus Impact’s return of the funds held in the Trust Account to the Public Stockholders as part of the redemption of the Public Shares; (ii) the redemption of any Focus Impact’s Public Shares properly tendered in connection with a stockholder vote to amend the Focus Impact’s charter to modify the substance or timing of our obligation to provide for the redemption of Focus Impact’s Public Shares in connection with an initial business combination (which shall be the Business Combination should it occur); or (iii) absent an initial business combination (which shall be the Business Combination should it occur) by February 7, 2025 (as may be extended until April 7, 2025). If Focus Impact does not invest the proceeds as discussed above, or even it does invest solely in government securities and money market funds, Focus Impact may still be deemed to be subject to the Investment Company Act. If Focus Impact was deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which Focus Impact has not allotted funds and may hinder its ability to complete a business combination. If Focus Impact is unable to complete the Business Combination by February 7, 2025 (as may be extended until April 7, 2025), it will be forced to liquidate, the Public Stockholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Stockholders, and Focus Impact’s warrants will expire worthless.
Trading on the OTC Markets is volatile and sporadic, which could depress the market price of Focus Impact's Common Stock and make it difficult for Focus Impact's stockholders to resell their shares. The market for Focus Impact Common Stock is limited and persons who purchase Focus Impact Common Stock may not be able to resell their shares at or above the purchase price paid by them.
Focus Impact Common Stock is quoted on the OTC Pink tier of the OTC Markets. Trading in stock quoted on the OTC Markets is often thin and characterized by wide fluctuations in trading prices, due to many factors, some of which may have little to do with Focus Impact's operations or business prospects. This volatility could depress the market price of Focus Impact Common Stock for reasons unrelated to operating performance. Moreover, the OTC Markets are not a stock exchange, and trading of securities on the OTC Markets is often more sporadic than the trading of securities listed on a quotation system like the NASDAQ or a stock exchange like the New York Stock Exchange. The OTC Markets are not liquid markets. There is currently only a limited public market for Focus Impact Common Stock. Focus Impact cannot assure you that an active public market for Focus Impact Common Stock will develop or be sustained in the future. If an active market for Focus Impact Common Stock does not develop or is not sustained, the price may decline. These factors may result in investors having difficulty reselling any shares of Focus Impact Common Stock.
NewCo plans to list on NYSE or Nasdaq in connection with the Business Combination. NewCo will be required to demonstrate compliance with the NYSE’s or Nasdaq’s initial listing requirements at that time, which are more rigorous than the NYSE’s and Nasdaq’s respective continued listing requirements, in order to continue to maintain the listing of our securities on the NYSE or Nasdaq. For instance, on the NYSE, our stock price would generally be required to be at least $4.00 per share and our market capitalization would generally be required to be at least $200,000,000. Neither BHAC nor XCF can assure you that we will be able to meet those listing requirements at that time.
We may become subject to requirements of Rule 419 to which we are not currently subject.
We may become subject to requirements of Rule 419 to which we are not currently subject. If we are deemed a “blank check company” as defined under Rule 419 of the Securities Act, we may become subject to additional restrictions on the trading our securities. Among those restrictions is that brokers trading in the securities of a blank check company under Rule 419 adhere to more stringent rules, including being subject to the depository requirements of Rule 419. Under Rule 419 the term “blank check company” means a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act. Rule 3a51-1 sets forth that the term “penny stock” shall mean any equity security, unless it fits within certain enumerated exclusions including being listed on a national securities exchange. We do not believe that our shares are currently considered “penny stock” as defined in Rule 3a51-1 as we have net tangible assets in excess of $5,000,000. We cannot assure you however that our shares will not be considered “penny stock” at some time in the future and be subject to restrictions.
Such additional restrictions could possibly result in a reduced level of trading activity in the secondary trading market for our securities and make us a less attractive acquisition vehicle to a target business in connection with an initial business combination. For example, brokers trading in penny stocks are required to deliver a standardized risk disclosure document, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker dealer and any salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to effecting a transaction in a penny stock not otherwise exempt from those rules, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. If the Focus Impact shares are “penny stock,” these disclosure requirements may have the effect of reducing the trading activity in the secondary market for the Focus Impact Shares. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for the Focus Impact Shares. If the Focus Impact Shares are subject to the penny stock rules, the holders of the Focus Impact Shares may find it more difficult to sell their shares.
Nasdaq has delisted our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.
On October 7, 2024, the Company received the Delisting Notice from the staff of the Listing Qualifications Department of Nasdaq stating that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market and will suspend trading in those securities effective at the open of business on October 14, 2024. Nasdaq reached its decision pursuant to Nasdaq IM-5101-2 because the Company did not complete one or more business combinations within 36 months of the effectiveness of its Initial Public Offering registration statement.

Following the suspension of trading on Nasdaq, the Company’s Units, shares of Class A common stock and redeemable warrants trade on the OTC Pink Marketplace under the symbols “BHACU,” “BHAC” and “BHACW,” respectively. As a result, we may face significant material adverse consequences, including:
•	reduced liquidity for our securities;
•
a determination that our Class A common stock is a “penny stock” which will require brokers trading in our Class A common stock to adhere to more stringent rules, including being subject to the depository requirements of Rule 419 of the Securities Act, and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and analyst coverage with respect to our securities; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.
Additionally, the National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our securities were delisted from Nasdaq, our Units, Class A common stock and warrants do not qualify as covered securities under under the Securities Act and we are subject to regulation in each state in which we offer our securities.
Risks Related to the Redemption
There is no guarantee that a Public Stockholder’s decision whether to redeem their stock for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.
No assurance can be given as to the price at which a stockholder may be able to sell his, her or its Public Shares in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in our stock price, and may result in a lower value realized now than a Focus Impact stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s Public Shares. Similarly, if a Public Stockholder does not redeem his, her or its stock, such stockholder will bear the risk of ownership of NewCo Class A Common Stock after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell his, her or its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Focus Impact stockholder should consult his, her or its own tax and/or financial advisors for assistance on how this may affect his, her or its individual situation.
If Public Stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.
To exercise their redemption rights, Public Stockholders are required to deliver their stock, either physically or electronically using Depository Trust Company’s DWAC System, to Focus Impact’s transfer agent prior to the vote at the special meeting. If a holder properly seeks redemption as described in this proxy statement/prospectus and the Business Combination with XCF is consummated, Focus Impact will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own such shares following the Business Combination. See the section entitled “Special Meeting of Focus Impact Stockholders - Redemption Rights” for additional information on how to exercise your redemption rights.
If we do not conduct redemptions pursuant to the tender offer rules, and if you or a “group” of stockholders are deemed to hold in excess of 15% of the Public Shares sold in the IPO, you will lose the ability to redeem all such shares in excess of 15% of the Public Shares sold in the IPO.
If we do not conduct redemptions in connection with the Business Combination pursuant to the tender offer rules, the Existing Charter provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the Public Shares sold in the IPO without our prior consent, which we refer to as the “Excess Shares.” However, we would not be restricting our stockholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete our initial business combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And as a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your stock in open market transactions, potentially at a loss.
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.10 per share.
Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Grant Thornton LLP, our independent registered public accounting firm, and the underwriters of the offering, will not execute agreements with us waiving such claims to the monies held in the Trust Account.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we are unable to complete our initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Stockholders could be less than the $10.10 per share initially held in the Trust Account, due to claims of such creditors. Pursuant to the letter agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part, our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our taxes, if any, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our Public Stockholders.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.10 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.10 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsor to enforce its indemnification obligations.
While we currently expect that our independent directors would take legal action on our behalf against our sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our Public Stockholders may be reduced below $10.10 per share.
If, after we distribute the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board may be exposed to claims of punitive damages.
If, after we distribute the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors.
If, before distributing the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our Public Stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our Public Stockholders upon the redemption of our Public Shares in the event we do not complete our initial business combination within the completion window may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to redeem our Public Shares as soon as reasonably possible following February 7, 2025 (as may be extended until April 7, 2025) in the event we do not complete our initial business combination and, therefore, we do not intend to comply with the foregoing procedures.
Because we do not comply with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the 10 years following our dissolution. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If our plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. We cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of our Trust Account distributed to our Public Stockholders upon the redemption of our Public Shares in the event we do not complete our initial business combination within the completion window is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.
The ability of our public stockholders to exercise redemption rights if proposals in connection with the extension of time to complete a business combination are approved with respect to a large number of Focus Impact Class A Common Stock may adversely affect the liquidity and trading of our securities and may impact our ability to complete the Business Combination.
Pursuant to our Certificate of Incorporation, a public stockholder may request that Focus Impact redeem all or a portion of such public stockholder’s Focus Impact Class A Common Stock for cash if the stockholder meeting proposals are approved and implemented. The ability of our public stockholders to exercise such redemption rights with respect to a large number of Focus Impact Class A Common Stock may adversely affect the liquidity of our shares of Focus Impact Class A Common Stock. As a result, you may be unable to sell your Focus Impact Class A Common Stock even if the per-share market price is higher than the per-share redemption price paid to public stockholders that elect to redeem their Focus Impact Class A Common Stock if the Extension Amendment Proposal or the Redemption Limitation Amendment Proposal is approved.
Risks if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, Focus Impact’s board of directors will not have the ability to adjourn the special meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.
Focus Impact’s board of directors is seeking approval to adjourn the special meeting to a later date or dates if, at the special meeting, based upon the tabulated votes, there are insufficient votes to approve the consummation of the Business Combination or if Focus Impact’s board of directors believes it us otherwise required. If the Adjournment Proposal is not approved, Focus Impact’s board will not have the ability to adjourn the special meeting to a later date and, therefore, will not have more time to solicit votes to approve the consummation of the Business Combination. In such an event, the Business Combination would not be completed.
Risks Related to Taxation
If the NewCo Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the NewCo Merger may be a taxable merger, which would be taxable to Focus Impact and to holders of Public Shares and Public Warrants of Focus Impact.
The U.S. federal income tax consequences of the NewCo Merger will depend primarily upon whether it qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form or place of organization of one corporation, however effected” (an “F-Reorganization”). It is intended that the NewCo Merger will qualify as an F-Reorganization for U.S. federal income tax purposes. Neither NewCo nor Focus Impact intends to or has sought any rulings from the IRS regarding the U.S. federal income tax consequences of the NewCo Merger. Accordingly, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the intended U.S. federal income tax treatment of the NewCo Merger. If the NewCo Merger were determined not to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then, for U.S. federal income tax purposes, the NewCo Merger could (depending on the possibility of alternative characterizations) be a taxable merger of Focus Impact, which could produce taxable income for Focus Impact as well as for holders of Public Shares and Public Warrants of Focus Impact who exchange such Public Shares or Public Warrants for NewCo Class A Common Stock and NewCo Warrants, as applicable, in the NewCo Merger. You are urged to consult your tax advisor regarding the tax consequences of the NewCo Merger. See the section titled “Material U.S. Federal Income Tax Considerations - Material U.S. Federal Income Tax Considerations of the NewCo Merger – F Reorganization” for more information.
If the Company Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders of XCF Shares will be required to recognize gain or loss for U.S. federal income tax purposes upon the exchange of their XCF Shares for NewCo Common Stock in the Company Merger.
The U.S. federal income tax consequences of the Company Merger will depend primarily upon whether it qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. It is intended that the Company Merger will qualify as a reorganization for U.S. federal income tax purposes. However, none of the Company, Merger Sub 2, or NewCo intends to or has sought any rulings from the IRS regarding the U.S. federal income tax consequences of the Company Merger. Accordingly, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the intended U.S. federal income tax treatment of the Company Merger discussed herein.
If the Company Merger were determined not to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and is therefore a taxable transaction for U.S. federal income tax purposes, an XCF U.S. holder (as defined herein) would recognize gain or loss for U.S. federal income tax purposes on each XCF Share surrendered in the Company Merger for NewCo Common Stock. You are urged to consult your own tax advisor regarding the tax consequences of the Company Merger. See the section titled “Material U.S. Federal Income Tax Considerations - Material U.S. Federal Income Tax Considerations of the Company Merger” for more information.
Under the Inflation Reduction Act of 2022, a 1% U.S. federal excise tax could be imposed on us in connection with redemptions by us of our shares.
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other measures, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations. The excise tax is imposed on the repurchasing corporation and the amount of the excise tax is generally 1% of the fair market value of the stock repurchased. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022.
The Treasury has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax. On April 9, 2024, the Treasury issued proposed regulations applicable to the excise tax, including rules governing the computation and reporting of the excise tax. On June 28, 2024, the Treasury finalized certain of those regulations (those relating to procedures for reporting and paying the excise tax). The remaining regulations (largely relating to the computation of the excise tax) remain in proposed form; the Treasury intends to finalize these proposed regulations at a later date, and until such time, taxpayers may continue to rely on them.
Whether and to what extent we would be subject to the excise tax in connection with a business combination or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases, (ii) the structure of the business combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the business combination (or otherwise issued not in connection with the business combination but issued within the same taxable year of the business combination), and (iv) the content of forthcoming final regulations and other guidance from the Treasury. The foregoing could cause a reduction in the cash available to complete a business combination and may adversely affect our ability to complete a business combination.
Risks if the Business Combination is not Consummated
You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your Public Shares and/or Public Warrants, potentially at a loss.
Public Stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (a) the completion of the Business Combination, and then only in connection with those shares of Focus Impact Class A Common Stock that such stockholder properly elected to redeem, subject to the limitations described herein;

(b) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Existing Charter (i) to modify the substance or timing of Focus Impact’s obligation to allow redemption in connection with the Business Combination or certain amendments to the Existing Charter or to redeem 100% of Focus Impact’s Public Shares if Focus Impact does not complete the Business Combination by February 7, 2025 (as may be extended until April 7, 2025) or (ii) with respect to any other provisions relating to stockholders’ rights or activity prior to the Business Combination; and (c) the redemption of Focus Impact’s Public Shares if Focus Impact has not completed an initial business combination by February 7, 2025 (as may be extended until April 7, 2025), subject to applicable law. In no other circumstances will a Public Stockholder have any right or interest of any kind in the Trust Account. Holders of Public Warrants and Private Placement Warrants will not have any right to the proceeds held in the Trust Account with respect to such warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or warrants, potentially at a loss.
If Focus Impact is not able to complete the Business Combination with XCF by February 7, 2025 (as may be extended until April 7, 2025), nor able to complete another business combination by such date, in each case, as such date may be further extended pursuant to the organizational documents, it would cease all operations except for the purpose of winding up and Focus Impact would redeem Focus Impact’s Public Shares and liquidate, in which case Public Stockholders may only receive $10.10 per share, or less than such amount in certain circumstances, and any Public Warrants or Private Placement Warrants will expire worthless.
Focus Impact’s ability to complete the Business Combination or another initial business combination may be negatively impacted by general market conditions, interest rates, inflation, volatility in the capital and debt markets and the other risks described herein, including as a result of terrorist attacks, natural disaster or a significant outbreak of infectious diseases.
If Focus Impact is not able to complete the Business Combination with XCF by February 7, 2025 (as may be extended until April 7, 2025), nor able to complete another business combination by such date, in each case, as such date may be extended pursuant to Focus Impact’s organizational documents, Focus Impact will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay Focus Impact’s taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding shares of Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Focus Impact’s remaining stockholders and Focus Impact’s board of directors, dissolve and liquidate, subject in the case of clauses (i) and (ii) to Focus Impact’s obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. In such case, Public Stockholders may only receive $10.10 per share, and any Public Warrants or Private Placement Warrants will expire worthless. In certain circumstances, Public Stockholders may receive less than $10.10 per share on the redemption of their shares.
If the net proceeds of the initial public offering and the sale of the Private Placement Warrants not being held in the Trust Account are insufficient to allow us to operate until February 7, 2025 (as may be extended until April 7, 2025), Focus Impact may be unable to complete any initial business combination, in which case Public Stockholders may only receive $10.10 per share, or less than such amount in certain circumstances, and Focus Impact’s warrants will expire worthless.
As of September 30, 2024, Focus Impact had cash of approximately $594,619 held outside the Trust Account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of September 30, 2024, Focus Impact had total current liabilities of approximately $7,598,994.
The funds available to Focus Impact outside of the Trust Account may not be sufficient to allow Focus Impact to operate until February 7, 2025 (as may be extended until April 7, 2025), assuming that the Business Combination or another similar transaction is not completed during that time. Of the funds available to it, Focus Impact could use a portion of the funds available to pay fees to consultants to assist us with our search for a target business. Focus Impact could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although Focus Impact does not have any current intention to do so. If Focus Impact entered into a letter of intent where it paid for the right to receive exclusivity from a target business and was subsequently required to forfeit such funds (whether as a result of its breach or otherwise), Focus Impact might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.
If Focus Impact is required to seek additional capital, it would need to borrow funds from Sponsor, members of its management team or other third parties to operate or may be forced to liquidate. Neither the members of its management team nor any of their affiliates is under any further obligation to advance funds to Focus Impact in such circumstances. Any such advances would be repaid only from funds held outside the Trust Account or from funds released to us upon completion of its initial business combination. If Focus Impact is unable to obtain additional financing, we may be unable to complete an initial business combination. If Focus Impact is unable to complete its initial business combination because it does not have sufficient funds available, Focus Impact will be forced to cease operations and liquidate the Trust Account. Consequently, Public Stockholders may only receive approximately $10.10 per share on its redemption of the shares of Public Shares and the Public Warrants will expire worthless.
If, after Focus Impact distributes the proceeds in the Trust Account to the Public Stockholders, Focus Impact files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, a bankruptcy court may seek to recover such proceeds, and Focus Impact and its board of directors may be exposed to claims of punitive damages.
If, after Focus Impact distributes the proceeds in the Trust Account to the Public Stockholders, Focus Impact files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable transfer. As a result, a liquidator could seek to recover all amounts received by our stockholders. In addition, its board of directors may be viewed as having breached its fiduciary duty to our creditors or having acted in bad faith, thereby exposing it and Focus Impact to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors. Focus Impact cannot assure you that claims will not be brought against it for these reasons.
If, before distributing the proceeds in the Trust Account to the Public Stockholders, Focus Impact files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to the Public Stockholders, Focus Impact files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in its estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any claims deplete the Trust Account, the per share amount that would otherwise be received by Focus Impact stockholders in connection with its liquidation may be reduced.
You may not have the same benefits as an investor in an underwritten public offering.
NewCo will become a publicly listed company upon the completion of the Business Combination. The Business Combination and the transactions described in this proxy statement/prospectus are not an underwritten initial public offering of NewCo’s securities and differ from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:
Like other business combinations and spin-offs, in connection with the Business Combination, you will not receive the benefits of the diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer will also deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. In contrast, Focus Impact and XCF have each engaged a financial advisor (rather than underwriters) in connection with the Business Combination. While such financial advisors or their respective affiliates may act as underwriters in underwritten public offerings, the role of a financial advisor differs from that of an underwriter. For example, financial advisors do not act as intermediaries in the sale of securities and therefore do not face the same potential liability under the U.S. securities laws as underwriters. As a result, financial advisors typically do not undertake the same level of, or any, due diligence investigation of the issuer as is typically undertaken by underwriters.
In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on the NYSE or Nasdaq on the trading day immediately following the Closing, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on the NYSE or Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of the NewCo Class A Common Stock on the NYSE or Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of shares of the NewCo Class A Common Stock or helping to stabilize, maintain or affect the public price of the NewCo Class A Common Stock following the Closing. Moreover, we will not engage in, and have not and will not, directly or indirectly, request the financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with the NewCo Class A Common Stock that will be outstanding immediately following the Closing. All of these differences from an underwritten public offering of XCF’s securities could result in a more volatile price for the NewCo Class A Common Stock.
Further, we will not conduct a traditional “roadshow” with underwriters prior to the opening of initial post-closing trading of the NewCo Class A Common Stock on the NYSE or Nasdaq. There can be no guarantee that any information made available in this proxy statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to the NewCo Class A Common Stock or sufficient demand among potential investors immediately after the Closing, which could result in a more volatile price for the NewCo Class A Common Stock.
In addition, our Sponsor, as well as their respective affiliates and permitted transferees, have interests in the Business Combination that are different from or are in addition to our stockholders and that would not be present in an underwritten public offering of XCF’s securities. Such interests may have influenced our board of directors in making their recommendation that you vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus.
Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if XCF became a publicly listed company through an underwritten initial public offering instead of upon completion of the Business Combination.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.
Introduction
The unaudited pro forma condensed combined financial information of NewCo has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and presents the combination of the historical financial information of BHAC, XCF, and New Rise Renewables, as adjusted to give the estimated effects of the closing of the Business Combination and the other related events contemplated by the Business Combination Agreement, including XCF’s probable acquisition of New Rise Renewables and New Rise SAF. The unaudited pro forma condensed combined financial information also gives effect to certain completed or probable transactions to be consummated by BHAC, XCF, and New Rise Renewables that are not yet reflected in the historical financial information of BHAC, XCF, or New Rise Renewables.
BHAC, formerly Crixus BH3 Acquisition Company, is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. BHAC was incorporated under the laws of the State of Delaware on February 23, 2021. The registration statement for BHAC’s IPO was declared effective on October 4, 2021. On October 7, 2021, BHAC consummated its IPO of 23,000,000 BHAC Units, which included the full exercise of the underwriters’ option to purchase an additional 3,000,000 BHAC Units at the IPO price to cover over-allotments. Each Unit consists of one share of Class A Common Stock and one-half of one BHAC Warrant, with each whole BHAC Warrant entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, subject to adjustment. The BHAC Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $230,000,000. Simultaneously with the closing of IPO, BHAC completed the private sale of 6,400,000 Private Placement Warrants at a purchase price of $1.50 per Private Placement Warrant to the Sponsor, generating gross proceeds to BHAC of $9,600,000. Prior to the Initial Public Offering, our Sponsor and directors (the “Initial Stockholders”) purchased an aggregate of 5,750,000 shares of Class B common stock, par value $0.0001 per share (“Class B common stock,” “Class B Shares” or “Founder Shares”) for an aggregate purchase price of $25,000, or approximately $0.004 per share. The Founder Shares are shares of Class B common stock that will automatically convert into shares of Newco Common Stock upon the completion of the Business Combination or earlier at the option of the holder thereof.
Upon the closing of the IPO (including the full exercise of the underwriters’ over-allotment option) and the concurrent Private Placement, $232,300,000 was placed in the Trust Account, representing the aggregate redemption value of the Class A Common Stock sold in the IPO, at their redemption value of $10.00 per share.
On October 6, 2023 (following approval by BHAC stockholders at the second special meeting), BHAC effected the second charter amendment and the founder share amendment, the effect of which was to change the termination date to the new termination date of July 31, 2024 (unless further extended in accordance with BHAC’s amended and restated certificate of incorporation). The Company, former sponsor, and sponsor executed Non-Redemption Agreements with certain stockholders, who committed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,946,794 shares of Class A common stock at the second special meeting. In return, the sponsor agreed to transfer 389,359 shares of common stock to these stockholders immediately following the consummation of an initial business combination if they retained the Non-Redeemed Stock until the second special meeting. In connection with the second charter amendment, 2,700,563 public shares were tendered for redemption. After giving effect to the second early redemptions, on October 24, 2023, BHAC had approximately $24.3 million remaining in the trust account, and 5,312,029 shares of Class A common stock (including the 3,000,000 converted shares of Class B common stock) and 2,750,000 shares of Class B Common Stock outstanding.
On July 31, 2024, (following approval by our stockholders at a special meeting (the “July 2024 Special Meeting”), the Company effected an amendment to its amended and restated certificate of incorporation, the effect of which was to (i) further extend the period of time by which the Company has to consummate an Initial Business Combination (the “Termination Date”) to February 7, 2025 and to allow the Company, without the need for another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to two times, by an additional one month each time, after February 7, 2025, by resolution of the Company’s board of directors if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date and (ii) eliminate the limitation that the Company may not redeem public stock to the extent that such redemption would result in the Company having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended), of less than $5,000,001 in order to allow the Company to redeem the Public Stock irrespective of whether such redemption would exceed the Redemption Limitation.
In connection with the July 2024 Special Meeting, the holders of 1,099,905 shares of Class A common stock (which represented approximately 21% of the shares of Class A common stock outstanding at the time of the July 2024 Special Meeting) properly exercised their right to redeem their shares (the “Third Redemption”) for cash at a redemption price of approximately $10.63 per share, for an aggregate redemption amount of $11,692,068. In addition, in connection with the July 2024 Special Meeting, the Sponsor and Former Sponsor converted an aggregate of 1,100,000 of their shares of Class B common stock into shares of Class A common stock on a one for one basis. Such converted shares of Class A common stock are not entitled to receive funds from the Trust Account through redemptions or otherwise and will remain subject to the existing transfer restrictions. After giving effect to the Third Redemption and the conversion, the Company had approximately $12.9 million remaining in the Trust Account, 5,312,124 shares of Class A common stock (including 4,100,000 converted shares of Class B common stock) and 1,608,333 shares of Class B common stock outstanding.
In connection with the July 2024 Special Meeting, the Company and NewCo (as defined below) entered into non-redemption agreements with certain stockholders of the Company pursuant to which, such stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,047,399 shares of Class A common stock in connection with the July 2024 Special Meeting and to hold such shares through the July 2024 Special Meeting. In exchange for the foregoing commitments not to redeem such shares of Class A common stock, NewCo agreed to issue to such stockholders, for no additional consideration, an aggregate of 174,566 shares of Class A common stock of NewCo (and up to an aggregate of 232,750 shares of Class A common stock of NewCo if the Company utilizes the two monthly extensions described above), in connection with the consummation of the Initial Business Combination. The adjustments associated with the July 2024 Special Meeting are reflected in the July 2024 Special Meeting column of the Unaudited Pro Forma Condensed Combined Balance Sheet.
The completion of the Business Combination Agreement is contingent upon the successful closing of XCF’s acquisition of New Rise Renewables and New Rise SAF, pursuant to the Membership Interest Purchase Agreements dated December 8, 2023. XCF’s acquisition of New Rise SAF was completed on January 23, 2025. As of the date of this proxy statement/prospectus, XCF’s acquisition of New Rise Renewables has not yet been completed. The adjustments associated with the New Rise Acquisitions are reflected in the New Rise Acquisitions’ Adjustments column of the Unaudited Pro Forma Condensed Combined Balance Sheet and the Unaudited Pro Forma Condensed Combined Statement of Operations. The New Rise Acquisitions’ Adjustments result in the post-combination entity, Pro Forma XCF, which represents the combination of New Rise and XCF.
XCF is a Nevada Company committed to reducing the world’s carbon footprint by meeting the growing demand for renewable fuels in the ground transportation and aviation sectors. XCF will concentrate on the production of clean-burning, sustainable biofuels, principally Sustainable Aviation Fuel (“SAF”), using non-food feedstocks at competitive production costs. XCF intends to build a nationwide portfolio of SAF production facilities, implementing a fully integrated business model from feedstock supply and production to marketing and sales of SAF and other renewable fuels.
The unaudited pro forma condensed combined balance sheet as for Pro Forma XCF as of September 30, 2024 combines the unaudited historical consolidated balance sheet of New Rise Renewables as of September 30, 2024, with the unaudited historical consolidated balance sheet of XCF as of September 30, 2024, giving effect to the New Rise Acquisitions as if they had been consummated as of that date.
The unaudited pro forma condensed combined balance sheet as of September 30, 2024 combines the unaudited historical balance sheet of BHAC as of September 30, 2024 with the unaudited historical consolidated balance sheet of Pro Forma XCF as of September 30, 2024, giving effect to the Business Combination and other related events in connection with the Business Combination as if they had been consummated as of that date.
The unaudited pro forma condensed combined statement of operations for Pro Forma XCF for the nine months ended September 30, 2024 combines: (i) the unaudited historical statement of operations of XCF for the nine months ended September 30, 2024 and (ii) the historical unaudited statement of operations of New Rise Renewables for the nine months ended September 30, 2024, on a pro forma basis as if the New Rise Acquisitions, summarized below, had been consummated on January 1, 2023, the beginning of the earliest period presented.

The unaudited pro forma condensed combined statement of operations combines: (i) the unaudited pro forma condensed combined statement of operations for Pro Forma XCF for the nine months ended September 30, 2024 and the historical unaudited statement of operations of BHAC for the nine months ended September 30, 2024 on a pro forma basis as if the Business Combination and other related events in connection with the Business Combination as if they had been consummated on January 1, 2023, the beginning of the earliest period presented.
The unaudited pro forma condensed combined statement of operations for Pro Forma XCF for the period ended December 31, 2023 combines: (i) the audited historical statement of operations of XCF for the period from February 9, 2023 (date of commencement of operations) to December 31, 2023 and (ii) the audited historical statement of operations of New Rise Renewables for the period from January 1, 2023 through December 31, 2023 on a pro forma basis, giving effect to the New Rise Acquisitions, summarized below, as if they had occurred on January 1, 2023, the beginning of the earliest period presented.
The unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2023 combines: (i) unaudited pro forma condensed combined statement of operations for Pro Forma XCF from January 1, 2023 to December 31, 2023 and (ii) the audited historical statement of operations of BHAC for the period from January 1, 2023 through December 31, 2023, giving effect to the Business Combination and other related events in connection with the Business Combination as if they had occurred on January 1, 2023, the beginning of the earliest period presented.
The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only. The unaudited pro forma condensed combined financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transactions been completed as of the dates indicated or that may be achieved in the future and should not be taken as representative of future combined results of operations or financial condition of the BHAC. Furthermore, no effect has been given in the unaudited pro forma condensed combined statements of operations for synergistic benefits and potential cost savings, if any, that may be realized through the consolidation of the three companies or the costs that may be incurred in integrating their operations. The pro forma financial statements do not purport to project the future results of operations or financial position of the combined company.
The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:
•	the historical audited financial statements of BHAC for the fiscal year ended December 31, 2023;
•	the historical unaudited financial statements of BHAC for the nine months ended September 30, 2024;
•	the historical audited financial statements of XCF for the fiscal year ended December 31, 2023 and for the period from February 9, 2023 (commencement of operations) to December 31, 2023;
•	the historical unaudited financial statements of XCF for the nine months ended September 30, 2024;
•	the historical audited financial statements of New Rise Renewables for the fiscal year ended December 31, 2023;
•	the historical unaudited financial statements of New Rise Renewables for the nine months ended September 30, 2024;
•
other information relating to BHAC, XCF, and New Rise Renewables including the Business Combination Agreement and the description of certain terms thereof set forth under the section entitled “The Business Combination Proposal (Proposal 1).”

The unaudited pro forma condensed combined financial information should also be read together with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Focus Impact,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of XCF,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of New Rise,” and other financial information included elsewhere in this proxy statement/prospectus.
Description of the New Rise Acquisitions
On December 8, 2023, XCF entered into Membership Interest Purchase Agreements with RESC Renewables Holdings, LLC (“RESC”) for the acquisition of New Rise Renewables and with Randy Soule and GL Part I SPV,

LLC for the acquisition of New Rise SAF. On the terms set forth in the Membership Interest Agreements, XCF will purchase and acquire all of the issued and outstanding Membership Interests (“Acquired Interests”) in New Rise Renewables and New Rise SAF, among other things:
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The exchange of all Acquired Interests of New Rise Renewables at the closing of the New Rise Acquisitions for the aggregate amount to be paid by XCF by (i) delivery of a convertible promissory note in the principal amount of $100,000,000, and (ii) the issuance of 88,700,000 shares of XCF Common Stock.

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The principal amount of the convertible promissory note is due in cash on the maturity date, one year from the original issuance upon the closing of the New Rise Renewables transaction, unless fully converted before the maturity date. The number of shares issuable upon conversion shall be determined by the quotient obtained by dividing (x) the principal amount of the convertible promissory note by (y) the Conversion Price (i.e. $100,000,000 divided by $10.00 per share equals 10,000,000 shares). In connection with the signing of the Business Combination Agreement on March 11, 2024, the convertible promissory note was amended to be exchanged for NewCo Class A shares (in lieu of XCF Common Stock) at a conversion price of $10.00 per share on a 1:1 basis upon the consummation of the Business Combination. This amendment reflects the issuance of 10,000,000 NewCo shares, as reflected herein.

•	The convertible promissory note is mandatorily convertible in connection with the closing of the Business Combination with BHAC.
•	The exchange of all Acquired Interests of New Rise SAF at the closing of the New Rise Acquisitions for the aggregate amount to be paid by XCF by the issuance of 18,730,000 shares of XCF Common Stock.
Description of the Business Combination
On March 11, 2024, BHAC entered into the Business Combination Agreement with XCF, by and among, NewCo, Merger Sub 1, and Merger Sub 2, pursuant to which, (i) BHAC will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity and a direct wholly owned subsidiary of NewCo and (ii) Merger Sub 2 will merge with and into XCF, with XCF being the surviving corporation and a direct wholly owned subsidiary of NewCo, among other things:
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The exchange of all 184,246,443 XCF Common Stock issued and expected shares to be issued for NewCo and outstanding immediately prior to the Effective Time for 147,064,480, 147,064,480, and 147,064,480 of NewCo Common Stock in the no redemptions, 50% redemptions, and maximum redemption scenarios, respectively, based on the aggregate number of NewCo Class A Shares equal to the Net Equity Value divided by ten dollars.

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On January 31, 2025, XCF and Innovativ Media Group, Inc. entered into a promissory note for $0.5 million. The promissory note bearing interest of $0.1 million, payable on the earliest of March 31, 2025, unless extended by mutual written consent of XCF and Innovativ Media Group, Inc., or upon an event of default. In connection with the issuance of the promissory note, XCF issued 250,000 shares of its common stock to Innovativ Media Group, Inc.

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On January 14, 2025, XCF and GL SPV Part I LLC entered into a convertible promissory note for $0.1 million. The convertible promissory note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On January 14, 2025, the convertible promissory note was converted into 345,833 shares of XCF common stock.

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On January 14, 2025, XCF and Sky MD, LLC entered into a convertible promissory note for $0.1 million. The convertible promissory note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On January 14, 2025, the convertible promissory note was converted into 345,833 shares of XCF common stock.

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On January 14, 2025, XCF and Focus Impact Partners, LLC entered into a convertible promissory note for $0.15 million. The convertible promissory note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On January 14, 2025, the convertible promissory note was converted into 375,000 shares of XCF common stock.

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On January 14, 2025, XCF and GL SPV Part I LLC entered into a convertible promissory note for $0.2 million. The convertible promissory note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On January 14, 2025, the convertible promissory note was converted into 500,000 shares of XCF common stock.

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On December 31, 2024, XCF and GL SPV Part I LLC entered into a convertible promissory note for $0.3 million. The convertible promissory note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On December 31, 2024, the convertible promissory note was converted into 625,000 shares of XCF common stock.

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On December 6, 2024, XCF and GL SPV Part I LLC entered into a convertible promissory note for $1.1 million. The convertible promissory note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On December 6, 2024, the convertible promissory note was converted into 2,725,000 shares of XCF common stock.

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On November 15, 2024, XCF and GL SPV Part I LLC entered into a convertible promissory note for $1.0 million. The convertible promissory note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On November 15, 2024, the convertible promissory note was converted into 2,500,000 shares of XCF common stock.

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On October 15, 2024, XCF and GL SPV Part I LLC entered into a convertible promissory note for $2.0 million. The convertible promissory note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On October 15, 2024, the convertible promissory note was converted into 5,000,000 shares of XCF common stock.

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In connection with the October 2023 Special Meeting, certain stockholders entered into non-redemption agreements covering 1,946,794 shares of Class A Common Stock. In exchange, the Sponsor agreed to transfer an aggregate of 389,359 shares of Class A Common Stock to these stockholders immediately following the consummation of the Business Combination.

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In connection with the July 2024 Special Meeting, certain stockholders entered into non-redemption agreements covering 1,047,399 shares of Class A Common Stock. In exchange, NewCo agreed to issue 174,566 shares of Class A Common Stock to these stockholders upon consummation of the Business Combination. This issuance will increase to 232,750 shares if the Company exercises two monthly extensions after February 2025.

In connection with the Business Combination, XCF and BHAC are expected to incur $23.8 million in transaction costs. Under the minimum, 50% and maximum redemption scenarios, there will not be sufficient cash to cover these fees at closing. Accordingly, $21.4 million, $15.0 million and $8.5 million of transaction expenses will be paid at closing, respectively, while $2.3 million, $8.8 million and $15.2 million will be recorded as accrued fees in the accompanying pro forma condensed balance sheet.
Expected Accounting Treatment of the New Rise Acquisitions
Upon closing of the New Rise Acquisitions, we expect the acquisition of New Rise Renewables to be accounted for as a reverse asset acquisition in accordance with U.S. GAAP. Under this method of accounting, XCF is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, no goodwill was recorded since XCF’s assets and liabilities were recognized based on the asset acquisition cost, and the cost allocation was determined based on relative fair values. The combined entity’s financials will represent a continuation of New Rise Renewables’ financials and include the recognition of XCF’s assets acquired accompanied by a recapitalization.
To reflect the New Rise Acquisitions prior to the Business Combination in the pro forma financial information below, the column “Pro Forma XCF” represents the combination of XCF and New Rise, from which XCF is the surviving entity. After the New Rise Acquisitions, the historical results of XCF will become those of New Rise Renewables.

New Rise Renewables has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances based on the guidance in ASC 805-10-55-10 through 55-15:
•	New Rise Renewables’ Shareholders will have the largest portion of the voting power of the combined company;
•	New Rise Renewables’ Shareholders will have the ability to nominate all of the members of the combined company’s board through a majority interest in XCF;
•	The combined company will be XCF; presented as Pro Forma XCF for pro forma purposes below
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Post-combination, XCF management will comprise the senior management. Randy Soule, former New Rise manager, won’t have a formal role but will influence the entity significantly through his sole ownership of Encore. Encore will manage key operations and develop XCF’s assets. Despite no formal role, Randy Soule’s influence on the entity’s management is significant due to his majority voting equity;

•	The intended strategy and operations of the combined company will continue New Rise Renewables’ current strategy and operations in the post-combination company; and
•	New Rise Renewables is significantly larger than XCF in terms of the total assets and value.
The unaudited pro forma financial statements were prepared with New Rise Renewables treated as the “accounting acquirer” and XCF treated as the “accounting acquiree” company accounted for as a reverse asset acquisition. In a reverse asset acquisition, the accounting acquiree issues its equity shares to the owners of the accounting acquirer. Accordingly, for accounting purposes the acquisition-date fair value of the hypothetical consideration transferred by the accounting acquirer for its interest in the accounting acquiree is based on the hypothetical number of equity interests the legal acquiree would have had to issue to give the owners of the legal acquirer the same percentage equity interest in the combined entity that results from the reverse asset acquisition. The fair value of the number of hypothetical equity interests calculated in that way can be used as the fair value of consideration transferred in exchange for the accounting acquiree. Accordingly, the hypothetical consideration transferred to complete the acquisition will be allocated to XCF’s assets and liabilities based upon their estimated fair values as of the date of completion of the acquisition. Following ASC 805-30, since the consideration given is in the form of equity interests issued, the cost to the acquirer is more clearly evident and more readily determinable by using the fair value of the net assets acquired rather than the fair value of the consideration given. Accordingly, the acquired assets and liabilities are presented at their pre-combination carrying values, as the fair values of these assets have not yet been determined. At the time of closing the New Rise Acquisitions, the allocation process will be performed and there will be sufficient information to make a definitive allocation. As such, the fair values of XCF’s assets and liabilities will be finalized and based upon fair value estimates of the net assets of XCF that exist as of the date of completion of the acquisition. There can be no assurance that the final determination will not result in material changes.
Separately, as Randy Soule owns more than 50% of both New Rise Renewables and New Rise SAF prior to the completion of the New Rise Acquisitions, we expect the acquisition of New Rise SAF to be a common control transaction and accounted for as a pooling of interests, whereby the New Rise SAF assets will be combined at historical cost and no goodwill will be recognized.
The historical financial statements of New Rise will represent those of New Rise Renewables, as the net assets transferred from New Rise SAF do not meet the definition of a business under ASC 805-10 or SEC Regulation S-X, Article 11.
Expected Accounting Treatment of the Business Combination
We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Focus Impact is expected to be treated as the “acquired” company for financial reporting purposes and XCF will be considered to be the accounting acquirer. As discussed above, the New Rise Acquisitions will close prior to the Business Combination and we expect that New Rise Renewables will be the accounting acquirer of XCF and present Pro Forma XCF to reflect the New Rise Acquisitions for pro forma purposes.

For accounting purposes, the financial statements of NewCo will represent a continuation of the financial statements of Pro Forma XCF with the Business Combination treated as the equivalent of XCF issuing shares for the net assets of Focus Impact, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Closing will be those of Pro Forma XCF in future reports of NewCo. XCF has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under each of the no redemptions, 50% redemptions and maximum redemptions scenarios:
•	XCF Shareholders will have the largest portion of the voting power of NewCo;
•	XCF Shareholders will have the ability to nominate a majority of the members of the NewCo Board;
•	XCF senior management will comprise the senior management roles of NewCo and be responsible for the day-to-day operations; and
•	The intended strategy and operations of NewCo will continue XCF’s current strategy and operations in the post-combination company.
We currently expect the BHAC Warrants and Private Placement Warrants to remain liability classified instruments upon the Closing. However, the evaluation and finalization of accounting conclusions including, but not limited to, classification of the instrument, impact to earnings per share, analysis of any potential embedded derivatives and the impact to other equity units are ongoing and subject to change.
Basis of Pro Forma Presentation
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of NewCo upon consummation of the Business Combination. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.
The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated, nor does it reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Business Combination and the other related events contemplated by the Business Combination Agreement are expected to be used for general corporate purposes. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of NewCo following the consummation of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. BHAC and the combined entity resulting from the New Rise Acquisitions have not had any historical operational relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma condensed combined financial information contained herein assumes that the BHAC shareholders approve the Business Combination on the terms and conditions set forth in the Business Combination Agreement. Pursuant to the current certificate of incorporation, BHAC’s public stockholders may elect to redeem their Public Shares for cash even if they approve the Business Combination. BHAC cannot predict how many of its public stockholders will exercise their right to redeem their shares of Class A Common Stock for cash. The unaudited pro forma condensed combined financial information has been prepared assuming three redemption scenarios after giving effect to the Business Combination, as follows:
•	Assuming No Redemptions: Assuming that no holders of Class A Common Stock exercise redemption rights with respect to their shares for a pro rata share of the funds in the Trust Account.
•
Assuming 50% Redemptions: Assuming that BHAC shareholders holding 606,062 of the Public Shares will exercise their redemption rights for their pro rata share (approximately $10.67 per share) of the funds in the Trust Account. This scenario gives effect to Public Share redemptions for aggregate redemption payments of approximately $6.5 million using a per share redemption price of $10.67 per share.

•
Assuming Maximum Redemptions: Assuming that BHAC shareholders holding 1,212,124 of the Public Shares will exercise their redemption rights for their pro rata share (approximately $10.67 per share) of the funds in the Trust Account. This scenario gives effect to Public Share redemptions for aggregate redemption payments of approximately $13.0 million using a per share redemption price of $10.67 per share.

The public stockholder redemptions are expected to be within the parameters described by the above three scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results.
The following summarizes the pro forma shares issued and outstanding immediately after the Business Combination, presented under the three assumed redemption scenarios:

	Share Ownership in NewCo
	Pro Forma Condensed Combined (Assuming No Redemptions)(1)		Pro Forma Condensed Combined (Assuming 50% Redemptions)(2)		Pro Forma Condensed Combined (Assuming Maximum Redemptions)(3)
	Number of Shares	% Ownership	Number of Shares	% Ownership	Number of Shares	% Ownership
XCF Equityholders(4)(5)	147,064,480	94.5%	147,064,480	94.9%	147,064,480	95.3%
SPAC Public Shareholders(6)	1,776,049	1.1%	1,169,987	0.8%	563,925	0.3%
Current SPAC Sponsor(7)(8)	3,306,944	2.1%	3,306,944	2.1%	3,306,944	2.1%
Former SPAC Sponsor(9)	1,360,111	0.9%	1,360,111	0.9%	1,360,111	0.9%
Other Class B Shareholders	651,919	0.4%	651,919	0.4%	651,919	0.4%
PIPE - New Investors	—	0.0%	—	0.0%	—	0.0%
Polar Subscription Agreement(10)	1,320,000	0.9%	1,320,000	0.9%	1,320,000	0.9%
BTIG Fee(11)	100,000	0.1%	100,000	0.1%	100,000	0.1%
Total	155,579,503	100.0%	154,973,441	100.0%	154,367,379	100.0%

(1)	Assumes that no shares of Class A Common Stock are redeemed. Percentages do not sum due to rounding.
(2)
Assumes that 606,062 of the shares of Class A Common Stock are redeemed for aggregate redemption payments of approximately $6.5 million, assuming a $10.67 per share redemption price and based on funds in the Trust Account as of September 30, 2024. Percentages do not sum due to rounding.

(3)
Assumes that 1,212,124 shares of Class A Common Stock are redeemed for aggregate redemption payments of approximately $13.0 million, assuming a $10.67 per share redemption price and based on funds in the Trust Account as of September 30, 2024. Percentages do not sum due to rounding.

(4)
Includes the conversion of 20,795,833 shares of XCF stock held by Sky MD, LLC, 1,600,000 shares of XCF stock held by members of XCF management and a consultant to XCF, 19,829,743 shares of XCF stock held by Southeast Renewables, LLC, of which 6,373,796 shares represent GL Part SPV I, LLC’s ownership interest in Southeast Renewables, LLC, 33,965,867 shares of XCF stock held directly by GL Part SPV I, LLC, 375,000 shares of XCF stock held by Focus Impact Partners, LLC, 250,000 shares of XCF stock held by Innovativ Media Group, Inc., 107,430,000 shares of XCF stock issuable upon the closing of the New Rise Acquisitions. Shares attributable to XCF equity holders are converted at a ratio of 0.74 shares of NewCo Class A Common Stock for each share of XCF stock. In addition, shares held by XCF Equityholders includes 10,000,000 shares of NewCo that are issuable upon the closing of the Business Combination, in connection with the Soule Support Agreement dated March 11, 2024. Under the terms of this agreement, the promissory note, originally convertible into 10,000,000 common shares of XCF, was amended to allow for conversion on a 1:1 basis into 10,000,000 shares of NewCo Class A Common Stock.

(5)	Excludes shares of NewCo Class A common stock issued under an employee or management incentive plan.
(6)
Excludes 11,500,000 BHAC Warrants as the warrants are not expected to be in the money at Closing and includes 389,359 shares of common stock to be transferred by the sponsor to public shareholders pursuant to certain non-redemption agreements.

(7)
Includes non-redeemable 2,850,940 Class A Common Stock and non-redeemable 845,363 Class B Common Stock that are automatically convertible into shares of Class A Common Stock upon the completion of the business combination.

(8)
Excludes (i) 6,400,000 Private Placement Warrants as the warrants are not expected to be in the money at Closing and (ii) 389,359 shares of common stock to be transferred by the sponsor to public shareholders pursuant to certain non-redemption agreements.

(9)
Includes non-redeemable 1,249,060 Class A Common Stock and 111,051 Class B Common Stock that are automatically convertible into shares of Class A Common Stock upon the completion of the business combination.

(10)
On November 3, 2023, the BHAC entered into a subscription agreement (the “Subscription Agreement”) with the New Sponsor and Polar Multi-Strategy Master Fund (“Polar”), an unaffiliated third party, pursuant to which Polar agreed to make certain capital contributions to BHAC of up to $1,200,000 (the “Capital Contribution”) from time to time, at the request of the BHAC, subject to the terms and conditions of the Subscription Agreement. Pursuant to the Subscription Agreement, the Capital Contribution shall be repaid to Polar by the Company within five (5) business days of BHAC closing an initial business combination. Polar may elect to receive such repayment (i) in cash or (ii) in shares of NewCo Common Stock at a rate of one share of common stock for each ten dollars ($10.00) of the Capital Contribution that is funded. Additionally, in consideration of the Capital Contribution, at the Closing, NewCo will issue to Polar one share of common stock for each dollar of Capital Contribution that is funded prior to the Closing. As of December 31, 2023, Polar had contributed

$850,000. In March 2024, Polar further contributed $250,000, with a potential capital call of up to $100,000 post the filing date of a registration statement related to a De-SPAC transaction. These contributions, assuming Polar elects repayment in shares of NewCo Common Stock, entitles Polar to a total of 1,320,000 shares of NewCo Common Stock.
(11)
On November 2, 2023, BHAC entered into a letter agreement with BTIG to act as capital markets advisor in connection with an initial business combination. This agreement is in addition to that certain underwriting agreement between BHAC, Guggenheim and BTIG dated October 3, 2021 (subject to those certain waivers among the parties dated November 10, 2022 and November 2, 2023). In the event of the consummation of an initial business combination, BHAC shall pay BTIG a “Capital Markets Advisory Fee”, which shall be paid as follows: $1,000,000 in shares of common stock of the public company entity that survives the Transaction which stock shall be listed on the New York Stock Exchange or Nasdaq Stock Market (the “Stock”). The number of shares of NeCo Common Stock owed to BTIG shall be equal to the greater of (i) 100,000 shares of NewCo Common Stock and (ii) the quotient obtained by dividing (x) $1,000,000 by (y) the VWAP of the NewCo Common Stock over the five (5) trading days immediately preceding the date of the initial filing of the Registration Statement (as defined below) registering the resale of NewCo Common Stock, provided that clause (y) shall not be less than $7.50.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions. Should one or more of the assumptions prove incorrect, actual beneficial ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected, or intended.
Upon consummation of the Business Combination, management will perform a comprehensive review of the entity’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF SEPTEMBER 30, 2024
(UNAUDITED)
(in thousands, except share and per share amounts)

	Historical
	New Rise Renewables, LLC	XCF Global Capital, Inc.	Transaction Financing Adjustments		New Rise Acquisitions’ Adjustments		Pro Forma XCF
Assets
Current assets
Cash and cash equivalents	5,049	35	2,927	A	—		8,010
Restricted cash	6	—	—		—		6
Related party receivables	—	10	—		—		10
Tax receivable	—	—	—		—		—
Prepaid expenses	—	—	—		—		—
Other current assets	62	—	2,540	A	(2,540)	B	62
Total current assets	5,117	45	5,467		(2,540)		8,089
Land	1,260	360	—		240	B	1,860
Machinery and equipment	9,555	—	—		—		9,555
Operations plant	16,397	—	—		—		16,397
Property and equipment	306,278	—	—		—		306,278
Construction in progress	—	12,887	—		—		12,887
Investment held in Trust Account	—	—	—		—		—
Total Assets	$ 338,607	$ 13,293	$ 5,467		$ (2,300)		$ 355,066

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	1,286	—	—		—		1,286
Franchise taxes payable	—	—	—		—		—
Excise tax payable	—	—	—		—		—
Income taxes payable	—	—	—		—		—
Reserve for uncertain tax positions	—	—	—		—		—
Non-Redemption Agreement	—	—	—		—		—
Derivative warrant liability	—	—	—		—		—
Accrued expenses	73	76	—		—		149
Interest payable on financial liability	6,391	—	—		—		6,391
Related party payable	23,947	3	—		—		23,950
Interest payable	—	455	—		—		455
Loan payable to related party	1,421	356	—		—		1,777
Loan payable	2,350	—	—		—		2,350
Notes payable, current portion	18,614	1,384	500	A	—		20,498
Convertible notes payable to related party	—	—	—		—		—
Professional fees payable	—	1,655	—		—		1,655
Note Payable - Sponsor	—	—	—		—		—
Note Payable - Polar, at fair value	—	—	—		—		—
Due to related party	—	—	—		—		—
Accrued interest on notes payable	7,573	—	—		—		7,573
Total current liabilities	61,654	3,929	500		—		66,084
Financial liability, net of closing costs	132,757	—	—		—		132,757
Reserve for uncertain tax positions – long-term	—	—	—		—		—
Notes payable, net of current portion, net of discount	91,147	—	—		—		91,147
Total Liabilities	285,558	3,929	500		—		289,988

BHAC Temporary Class A common stock, $0.0001 par value	—	—	—		—		—

	Historical
	New Rise Renewables, LLC	XCF Global Capital, Inc.	Transaction Financing Adjustments		New Rise Acquisitions’ Adjustments		Pro Forma XCF
Stockholders’ equity
New Rise Member’s equity	53,049	—	—		(53,049)	B	—
BHAC Class A common stock, $0.0001 par value	—	—	—		1	B	1
BHAC Preferred stock, $0.0001 par value	—	—	—		—		—
BHAC Class B common stock, $0.0001 par value	—	—	—		—		—
XCF Preferred stock; $0.001 par value	—	—	—		—		—
XCF Common stock, $0.001 par value	—	64	12	A	108	B	185
Subscription receivable	—	(0)	—		—		(0)
Additional paid in capital	—	12,824	4,954	A	50,640	B	68,417
Accumulated deficit	—	(3,524)	—		—		(3,524)
Total stockholders’ equity	53,049	9,363	4,967		(2,300)		65,078
Total Liabilities and Stockholders’ Equity	$ 338,607	$ 13,293	$ 5,467		$(2,300)		$ 355,066

PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF SEPTEMBER 30, 2024
(UNAUDITED)
(in thousands, except share and per share amounts)

		Historical		Assuming 0% Redemption			Assuming 50% Redemption			Assuming 100% Redemption
	Pro Forma XCF	Focus Impact BH3 Acquisition Company	Special Meeting Redemptions	Pro Forma Adjustments		Pro Forma Combined Entity	Pro Forma Adjustments		Pro Forma Combined Entity	Pro Forma Adjustments		Pro Forma Combined Entity
Assets
Current assets
Cash and cash equivalents	8,010	595	—	(8,605)	C	—	(8,605)	C	—	(8,605)	C	—
Restricted cash	6	—	—	—		6	—		6	—		6
Related party receivables	10	—	—	—		10	—		10	—		10
Tax receivable	—	21	—	—		21	—		21	—		21
Prepaid expenses	—	1	—	—		1	—		1	—		1
Other current assets	62	—	—	—		62	—		62	—		62
Total current assets	8,089	617	—	(8,605)		101	(8,605)		101	(8,605)		101
Land	1,860	—	—	—		1,860	—		1,860	—		1,860
Machinery and equipment	9,555	—	—	—		9,555	—		9,555	—		9,555
Operations plant	16,397	—	—	—		16,397	—		16,397	—		16,397
Property and equipment	306,278	—	—	—		306,278	—		306,278	—		306,278
Construction in progress	12,887	—	—	—		12,887	—		12,887	—		12,887
Investment held in Trust Account	—	12,950	—	(12,950)	D	—	(12,950)	D	—	(12,950)	D	—
Total Assets	$355,066	$13,567	$—	$(21,555)		$347,078	$(21,555)		$347,078	$(21,555)		$347,078

Liabilities and Stockholders’ Equity
Current liabilities	—
Accounts payable	1,286	4,426	—	(2,118)		3,594	4,357		10,069	10,815		16,527
Franchise taxes payable	—	—	—	—		—	—		—	—		—
Excise tax payable	—	401	—	—		401	65	E	466	130	E	530
Income taxes payable	—	374	—	—		374	—		374	—		374
Reserve for uncertain tax positions	—	—	—	—		—	—		—	—		—
Non-Redemption Agreement	—	920	—	—		920	—		920	—		920
Derivative warrant liability	—	716	—	—		716	—		716	—		716
Accrued expenses	149	—	—	(16)	E	133	(16)	E	133	(16)	E	133
Interest payable on financial liability	6,391	—	—	—		6,391	—		6,391	—		6,391
Related party payable	23,950	—	—	—		23,950	—		23,950	—		23,950
Interest payable	455	—	—	—		455	—		455	—		455
Loan payable to related party	1,777	—	—	—		1,777	—		1,777	—		1,777
Loan payable	2,350	—	—	—		2,350	—		2,350	—		2,350
Notes payable, current portion	20,498	—	—	—		20,498	—		20,498	—		20,498
Convertible notes payable to related party	—	—	—	—		—	—		—	—		—
Professional fees payable	1,655	—	—	(1,655)	E	—	(1,655)	E	—	(1,655)	E	—
Note Payable - Sponsor	—	110	—	(110)	F	—	(110)	F	—	(110)	F	—
Note Payable - Polar, at fair value	—	625	—	(625)	F	—	(625)	F	—	(625)	F	—
Due to related party	—	28	—	—		28	—		28	—		28
Accrued interest on notes payable	7,573	—	—	—		7,573	—		7,573	—		7,573
Total current liabilities	66,084	7,599	—	(4,524)		69,159	2,016		75,699	8,539		82,221
Financial liability, net of closing costs	132,757	—	—	—		132,757	—		132,757	—		132,757
Reserve for uncertain tax positions – long-term	—	116	—	—		116	—		116	—		116
Notes payable, net of current portion, net of discount	91,147	—	—	—		91,147	—		91,147	—		91,147
Total Liabilities	289,988	7,715	—	(4,524)		293,179	2,016		299,719	8,539		306,241

		Historical		Assuming 0% Redemption			Assuming 50% Redemption			Assuming 100% Redemption
	Pro Forma XCF	Focus Impact BH3 Acquisition Company	Special Meeting Redemptions	Pro Forma Adjustments		Pro Forma Combined Entity	Pro Forma Adjustments		Pro Forma Combined Entity	Pro Forma Adjustments		Pro Forma Combined Entity
BHAC Temporary Class A common stock, $0.0001 par value	—	12,933	—	(12,933)	G	—	(12,933)	G	—	(12,933)	G	—

Stockholders’ equity
New Rise Member’s equity	—	—	—	—		—	—		—	—		—
BHAC Class A common stock, $0.0001 par value	1	0	—	15	H	16	14	H	15	15	H	16
BHAC Preferred stock, $0.0001 par value	—	—	—	—		—	—		—	—		—
BHAC Class B common stock, $0.0001 par value	—	0	—	(0)	I	—	(0)	I	—	(0)	I	—
XCF Preferred stock; $0.001 par value	—	—	—	—		—	—		—	—		—
XCF Common stock, $0.001 par value	185	—	—	(172)	H	12	(172)	H	12	(172)	H	12
Subscription receivable	(0)	—	—	—		(0)	—		(0)	—		(0)
Additional paid in capital	68,417	—	—	(11,022)	I	57,395	(17,561)	I	50,856	(24,085)	I	44,333
Accumulated deficit	(3,524)	(7,082)	—	7,082	J	(3,524)	7,082	J	(3,524)	7,082	J	(3,524)
Total stockholders’ equity	65,078	(7,081)	—	(4,098)		53,899	(10,638)		47,359	(17,161)		40,837
Total Liabilities and Stockholders’ Equity	$355,066	$13,567	$—	$(21,555)		$347,078	$(21,555)		$347,078	$(21,555)		$347,078

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024
(UNAUDITED)
(in thousands, except share and per share amounts)

	Historical
	New Rise Renewables, LLC	XCF Global Capital, Inc.	New Rise Acquisitions’ Adjustments	Pro Forma XCF
Revenue	—	—	—	—
Direct Costs	1,929	—	—	1,929
Gross Profit	(1,929)	—	—	(1,929)
Operating expenses
General and administrative expenses	5,457	—	—	5,457
Professional Fees	—	2,694	—	2,694
Rent Expenses	—	89	—	89
Operating costs	—	—	—	—
Other Expenses	—	233	—	233
Total operating expenses	5,457	3,016	—	8,473
Operating loss	(7,386)	(3,016)	—	(10,402)
Other income (expense)
Loan fees	—	(100)	—	(100)
Interest income	0	—	—	0
Interest expense	—	(161)	—	(161)
Waiver of deferred offering costs liability	—	—	—	—
Change in fair value of derivative warrant liabilities	—	—	—	—
Operating account interest income	—	—	—	—
Change in fair value of Note Payable - Polar	—	—	—	—
Change in fair value of convertible promissory note	—	—	—	—
Change in fair value of Non-Redemption Agreement	—	—	—	—
Total other income (expense)	0	(261)	—	(261)
Income (loss) from continuing operations before income taxes	(7,386)	(3,278)	—	(10,663)
Income taxes expense	—	—	—	—
Net income (loss)	$(7,386)	$(3,278)	$—	$(10,663)

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024
(UNAUDITED)
(in thousands, except share and per share amounts)

		Historical	Assuming 0% Redemption			Assuming 50% Redemption			Assuming 100% Redemption
	Pro Forma XCF	Focus Impact BH3 Acquisition Company	Pro Forma Adjustments		Pro Forma Combined Entity	Pro Forma Adjustments		Pro Forma Combined Entity	Pro Forma Adjustments		Pro Forma Combined Entity
Revenue	—	—	—		—	—		—	—		—
Direct Costs	1,929	—	—		1,929	—		1,929	—		1,929
Gross Profit	(1,929)	—	—		(1,929)	—		(1,929)	—		(1,929)
Operating expenses
General and administrative expenses	5,457	—	5,064	K	10,521	5,064	K	10,521	5,064	K	10,521
Professional Fees	2,694	—	—		2,694	—		2,694	—		2,694
Rent Expenses	89	—	—		89	—		89	—		89
Operating costs	—	5,064	(5,064)	K	—	(5,064)	K	—	(5,064)	K	—
Other Expenses	233	—	—		233	—		233	—		233
Total operating expenses	8,473	5,064	—		13,537	—		13,537	—		13,537
Operating loss	(10,402)	(5,064)	—		(15,466)	—		(15,466)	—		(15,466)
Other income (expense)
Loan fees	(100)	—	—		(100)	—		(100)	—		(100)
Interest income	0	874	(874)	L	0	(874)	L	0	(874)	L	0
Interest expense	(161)	—	—		(161)	—		(161)	—		(161)
Waiver of deferred offering costs liability	—	—	—		—	—		—	—		—
Change in fair value of derivative warrant liabilities	—	358	—		358	—		358	—		358
Operating account interest income	—	3	—		3	—		3	—		3
Change in fair value of Note Payable - Polar	—	(97)	—		(97)	—		(97)	—		(97)
Change in fair value of convertible promissory note	—	—	—		—	—		—	—		—
Change in fair value of Non-Redemption Agreement	—	(920)	—		(920)	—		(920)	—		(920)
Total other income (expense)	(261)	218	(874)		(917)	(874)		(917)	(874)		(917)
Income (loss) from continuing operations before income taxes	(10,663)	(4,846)	(874)		(16,383)	(874)		(16,383)	(874)		(16,383)
Income taxes expense	—	114	—	M	114	—	M	114	—	M	114
Net income (loss)	$(10,663)	$(4,961)	$(874)		$(16,497)	$(874)		$(16,497)	$(874)		$(16,497)
Pro Forma Earnings Per Share
Basic					$(0.11)			$(0.11)			$(0.11)
Diluted					$(0.11)			$(0.11)			$(0.11)
Pro Forma Number of Shares Used in Computing EPS
Basic (#)					155,579,503			154,973,441			154,367,379
Diluted (#)					155,579,503			154,973,441			154,367,379

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023
(UNAUDITED)
(in thousands, except share and per share amounts)

	Historical
	New Rise Renewables, LLC	XCF Global Capital, Inc.	New Rise Acquisitions’ Adjustments	Pro Forma XCF
Revenue	—	—	—	—
Direct Costs	3,918	—	—	3,918
Gross Profit	(3,918)	—	—	(3,918)
Operating expenses
General and administrative expenses	1,130	—	—	1,130
Professional Fees	—	142	—	142
Rent Expenses	—	—	—	—
Operating costs	—	—	—	—
Other Expenses	—	70	—	70
Total operating expenses	1,130	211	—	1,341
Operating loss	(5,048)	(211)	—	(5,259)
Other income (expense)
Loan fees	—	—	—	—
Interest income	55	—	—	55
Interest expense	—	(35)	—	(35)
Waiver of deferred offering costs liability	—	—	—	—
Change in fair value of derivative warrant liabilities	—	—	—	—
Operating account interest income	—	—	—	—
Change in fair value of Note Payable - Polar	—	—	—	—
Change in fair value of convertible promissory note	—	—	—	—
Change in fair value of Non-Redemption Agreement	—	—	—	—
Total other income (expense)	55	(35)	—	20
Income (loss) from continuing operations before income taxes	(4,992)	(247)	—	(5,239)
Income taxes expense	—	—	—	—
Net income (loss)	$(4,992)	$(247)	$—	$(5,239)

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023
(UNAUDITED)
(in thousands, except share and per share amounts)

		Historical	Assuming 0% Redemption			Assuming 50% Redemption			Assuming 100% Redemption
	Pro Forma XCF	Focus Impact BH3 Acquisition Company	Pro Forma Adjustments		Pro Forma Combined Entity	Pro Forma Adjustments		Pro Forma Combined Entity	Pro Forma Adjustments		Pro Forma Combined Entity
Revenue	—	—	—		—	—		—	—		—
Direct Costs	3,918	—	—		3,918	—		3,918	—		3,918
Gross Profit	(3,918)	—	—		(3,918)	—		(3,918)	—		(3,918)
Operating expenses
General and administrative expenses	1,130	—	1,692	K	2,823	1,692	K	2,823	1,692	K	2,823
Professional Fees	142	—	—		142	—		142	—		142
Rent Expenses	—	—	—		—	—		—	—		—
Operating costs	—	1,692	(1,692)	K	—	(1,692)	K	—	(1,692)	K	—
Other Expenses	70	—	—		70	—		70	—		70
Total operating expenses	1,341	1,692	—		3,034	—		3,034	—		3,034
Operating loss	(5,259)	(1,692)	—		(6,951)	—		(6,951)	—		(6,951)
Other income (expense)
Loan fees	—	—	—		—	—		—	—		—
Interest income	55	2,297	(2,297)	L	55	(2,297)	L	55	(2,297)	L	55
Interest expense	(35)	—	—		(35)	—		(35)	—		(35)
Waiver of deferred offering costs liability	—	502	—		502	—		502	—		502
Change in fair value of derivative warrant liabilities	—	1,049	—		1,049	—		1,049	—		1,049
Operating account interest income	—	0	—		0	—		0	—		0
Change in fair value of Note Payable - Polar	—	(87)	—		(87)	—		(87)	—		(87)
Change in fair value of convertible promissory note	—	—	—		—	—		—	—		—
Change in fair value of Non-Redemption Agreement	—	(1,230)	—		(1,230)	—		(1,230)	—		(1,230)
Total other income (expense)	20	2,531	(2,297)		253	(2,297)		253	(2,297)		253
Income (loss) from continuing operations before income taxes	(5,239)	838	(2,297)		(6,698)	(2,297)		(6,698)	(2,297)		(6,698)
Income taxes expense	—	510	—	M	510	—	M	510	—	M	510
Net income (loss)	$(5,239)	$328	$(2,297)		$(7,208)	$(2,297)		$(7,208)	$(2,297)		$(7,208)

	Pro Forma Earnings Per Share
		Basic			$(0.05)			$(0.05)			$(0.05)
		Diluted			$(0.05)			$(0.05)			$(0.05)
	Pro Forma Number of Shares Used in Computing EPS
		Basic (#)			155,579,503			154,973,441			154,367,379
		Diluted (#)			155,579,503			154,973,441			154,367,379

1.Basis of Presentation
We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Focus Impact is expected to be treated as the “acquired” company for financial reporting purposes and XCF will be considered to be the accounting acquirer. The New Rise Acquisitions will close prior to the Business Combination and we expect that New Rise Renewables will be the accounting acquirer of XCF. To reflect the New Rise Acquisitions prior to the Business Combination in the pro forma financial information below, the column “Pro Forma XCF” represents the combination of XCF and New Rise, from which XCF is the surviving entity. After the New Rise Acquisitions, the historical results of XCF will be those of New Rise Renewables.
For accounting purposes, the financial statements of NewCo will represent a continuation of the financial statements of Pro Forma XCF with the Business Combination treated as the equivalent of XCF issuing shares for the net assets of Focus Impact, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Closing will be those of Pro Forma XCF in future reports of NewCo.
Upon closing of the New Rise Acquisitions, we expect the New Rise Acquisitions to be accounted for as a reverse asset acquisition in accordance with U.S. GAAP. Under this method of accounting, XCF is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, no goodwill was recorded since XCF’s assets and liabilities were recognized at cost, and the cost allocation was determined based on relative fair values. The combined entity’s financials will represent a continuation of New Rise’s financials and include the recognition of XCF’s assets acquired. Operations prior to the Closing will be those of New Rise in future reports of the combined company.
The unaudited pro forma condensed combined balance sheet for Pro Forma XCF as of September 30, 2024 combines the unaudited historical consolidated balance sheet of New Rise Renewables as of September 30, 2024, with the unaudited historical consolidated balance sheet of XCF as of September 30, 2024, giving effect to the New Rise Acquisitions as if they had been consummated as of that date.
The unaudited pro forma condensed combined balance sheet as of September 30, 2024 combines the unaudited historical balance sheet of BHAC as of September 30, 2024 with the unaudited pro forma condensed combined balance sheet of Pro Forma XCF as of September 30, 2024, giving effect to the Business Combination and other related events in connection with the Business Combination as if they had been consummated as of that date.
The unaudited pro forma condensed combined statement of operations for Pro Forma XCF for the nine months ended September 30, 2024 combines: (i) the unaudited historical statement of operations of XCF for the nine months ended September 30, 2024 and (ii) the historical unaudited statement of operations of New Rise Renewables for the nine months ended September 30, 2024, on a pro forma basis as if the New Rise Acquisitions, summarized below, had been consummated on January 1, 2023, the beginning of the earliest period presented.
The unaudited pro forma condensed combined statement of operations combines: (i) the unaudited pro forma condensed combined statement of operations for Pro Forma XCF for the nine months ended September 30, 2024 and the historical unaudited statement of operations of BHAC for the nine months ended September 30, 2024 on a pro forma basis as if the Business Combination and other related events in connection with the Business Combination as if they had been consummated on January 1, 2023, the beginning of the earliest period presented.
The unaudited pro forma condensed combined statement of operations for Pro Forma XCF for the period ended December 31, 2023 combines: (i) the audited historical statement of operations of XCF for the period from February 9, 2023 (date of commencement of operations) to December 31, 2023 and (ii) the audited historical statement of operations of New Rise Renewables for the period from January 1, 2023 through December 31, 2023 on a pro forma basis, giving effect to the New Rise Acquisitions, summarized below, as if they had occurred on January 1, 2023, the beginning of the earliest period presented.
The unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2023 combines: (i) unaudited pro forma condensed combined statement of operations for Pro Forma XCF from January 1, 2023 to December 31, 2023 and (ii) the audited historical statement of operations of BHAC for the period from January 1, 2023 through December 31, 2023, giving effect to the Business Combination and other related events in connection with the Business Combination as if they had occurred on January 1, 2023, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only. The unaudited pro forma condensed combined financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transactions been completed as of the dates indicated or that may be achieved in the future and should not be taken as representative of future combined results of operations or financial condition of the BHAC Furthermore, no effect has been given in the unaudited pro forma condensed combined statements of operations for synergistic benefits and potential cost savings, if any, that may be realized through the consolidation of the three companies or the costs that may be incurred in integrating their operations. The pro forma financial statements do not purport to project the future results of operations or financial position of the combined company.
The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:
•	the historical audited financial statements of BHAC for the fiscal year ended December 31, 2023;
•	the historical unaudited financial statements of BHAC for the nine months ended September 30, 2024;
•	the historical audited financial statements of XCF for the fiscal year ended December 31, 2023 and for the period from February 9, 2023 (commencement of operations) to December 31, 2023;
•	the historical unaudited financial statements of XCF for the nine months ended September 30, 2024;
•	the historical audited financial statements of New Rise Renewables for the fiscal year ended December 31, 2023;
•	the historical unaudited financial statements of New Rise Renewables for the nine months ended September 30, 2024;
•
other information relating to BHAC, XCF, and New Rise Renewables including the Business Combination Agreement and the description of certain terms thereof set forth under the section entitled “The Business Combination Proposal (Proposal 1).”

The unaudited pro forma condensed combined financial information should also be read together with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Focus Impact,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of XCF,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of New Rise,” and other financial information included elsewhere in this proxy statement/prospectus.
Management has made significant estimates and assumptions in its determination of the pro forma adjustments based on information available as of the date of this proxy statement/prospectus. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented as additional information becomes available. Management considers this basis of presentation to be reasonable under the circumstances.
One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to NewCo’s additional paid in capital and are assumed to be cash settled.
Management has not identified any material differences in accounting policies that would require adjustments in the pro forma financial information. Certain reclassifications have been reflected to conform financial statement presentation as described in the notes the pro forma financial statements below.
2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Certain preliminary reclassification adjustments have been made to the historical presentation of XCF’s financial information in order to conform to New Rise’s statement of operations, as outlined in the footnotes below.

(A) The significant financing transaction obtained by XCF subsequent to the latest balance sheet date are outlined below.

(in thousands)	No Redemption	50% Redemption	Maximum Redemption
Proceeds from GL SPV Part I Convertible Note (October 15 – First Note)	2,000	2,000	2,000
Proceeds from GL SPV Part I Convertible Note (November 15 – Second Note)	1,000	1,000	1,000
Proceeds from GL SPV Part I Convertible Note (December 6 – Third Note)	1,090	1,090	1,090
Proceeds from GL SPV Part I Convertible Note (December 31 – Fourth Note)	250	250	250
Proceeds from GL SPV Part I Convertible Note (January 14 – Fifth Note)	200	200	200
Proceeds from Focus Impact Partners Convertible Note (January 14 – Sixth Note)	150	150	150
Proceeds from Sky MD, LLC Convertible Note (January 14 – Seventh Note)	138	138	138
Proceeds from GL SPV Part I Convertible Note (January 14 – Eighth Note)	138	138	138
Purchase of Preferred Membership Units of New Rise SAF	(2,540)	(2,540)	(2,540)
Proceeds from Innovativ Media Group, Inc. Promissory Note	500	500	500
Net Adjustment	2,927	2,927	2,927

Reflects the receipt of $5.0 million from convertible notes to GL SPV Part I, LLC, Focus Impact Partners, LLC, and Sky MD, LLC, less $2.5 million used to purchase preferred membership units in New Rise SAF. The principal amount of $2.0 million was converted to 5,000,000 shares of XCF with a par value of $0.001 a share. A second note, with a principal amount of $1.0 million, was issued on November 15, 2024, under the same terms and converted into 2,500,000 shares of XCF. The convertible note was issued on October 15, 2024, at an interest rate of 10% annum. The third note, with a principal amount of $1.1 million, was issued on December 6, 2024, under the same terms, and was converted into 2,725,000 shares of XCF. The fourth note, with a principal amount of $0.3 million, was issued on December 31, 2024, under the same terms, and was converted into 625,000 shares of XCF. The fifth note, with a principal amount of $0.2 million, was issued on January 14, 2025, under the same terms, and was converted into 500,000 shares of XCF. The sixth note, with a principal amount of $0.15 million, was issued on January 14, 2025, under the same terms, and was converted into 375,000 shares of XCF. The seventh note, with a principal amount of $0.1 million, was issued on January 14, 2025, under the same terms, and was converted into 345,833 shares of XCF. The eighth note, with a principal amount of $0.1 million, was issued on January 14, 2025, under the same terms, and was converted into 345,833 shares of XCF. The proceeds from the second, third, fourth, and fifth notes were used to obtain 100,000, 109,000, 25,000, and 20,000 preferred membership units which were issued from New Rise SAF Renewables to XCF. This transaction has been reflected as a reduction to the purchase price of New Rise SAF, with the initial recognition of an investment asset (see footnote B). No interest expense related to this agreement is included in the Pro Forma Income Statement, as it was converted on the date of issuance.
On January 31, 2025, XCF issued a promissory note with a principal amount of $0.5 million to Innovativ Media Group, Inc. as part of a financing arrangement. This is shown as an increase to current notes payable, and will be included as indebtedness of New Rise Renewables LLC, thereby reducing the number of XCF shares issuable upon the closing of the New Rise Renewables acquisition. No interest expense is reflected because the Innovativ Media Group Inc. note only bears a fixed interest amount of $0.1 million, which is immaterial to the statement of operations of the pro forma combined entity and is only incurred upon settlement of the note, which is not required to occur in connection with the Business Combination.

Adjustments specific to the New Rise Acquisitions, as reflected on the Unaudited Pro Forma Condensed Combined Balance Sheet, are accounted for as follows:
(B) The New Rise Renewables acquisition will be affected by the issuance of shares of XCF common stock to New Rise Renewables’ owners. As set forth in the MIPA dated December 8, 2023, at the effective time of the acquisition, 88,700,000 shares of XCF Common Stock and a $100.0 million New Rise Convertible Note will be issued by XCF. The pro forma calculations, assume the immediate conversion of the $100.0 million New Rise Convertible Note into 10,000,000 shares of NewCo upon the closing of the Business Combination, in accordance with the Soule Support Agreement dated March 11, 2024.
Following FASB ASC 805-40-30-2, the purchase price consideration in a reverse asset acquisition is determined based on the number of hypothetical equity interests the legal acquiree would have had to issue to give the owners of the legal acquirer the same percentage equity interest in the combined entity that results from the reverse asset acquisition.
The total purchase price consideration for the purpose of this pro forma financial information is $9.4 million. The cost is assumed to be equal to the fair value of net assets acquired, as this is more clearly evident and thus more readily determinable than the fair value of the consideration given. Accordingly, no gain or loss is recognized as the fair value of noncash assets given as consideration does not differ from the assets’ carrying amounts. Transaction costs related to the New Rise Acquisitions were determined to be immaterial.
The pro forma financial information is adjusted to reclassify the historical Member’s equity of New Rise Renewables of $53.0 million to the combined entity’s APIC and increases XCF Common stock by $89 thousand to reflect the par value of XCF Common Stock issued to New Rise Renewables’ owners in the acquisition.
The pro forma financial information has been adjusted to reflect the $1 thousand par value associated with the issuance of 10,000,000 shares of NewCo Class A Common Stock, upon the closing of the Business Combination and in connection with the conversion of the promissory note and in accordance with the Soule Support Agreement dated March 11, 2024. Under the terms of this agreement, the promissory note, originally convertible into 10,000,000 common shares of XCF, was amended to allow for conversion on a 1:1 basis into 10,000,000 shares of NewCo Class A Common Stock.
To reflect the asset acquisition of New Rise SAF, which is considered a common control transaction the pro forma balance sheet reflects the addition of land with a historical cost basis of $0.2 million. The par value of XCF Common Stock issued to New Rise SAF’s owners is $19.0 thousand, with the difference of $0.2 million recorded to APIC.
While XCF will be the legal surviving entity, the combined entity after the New Rise Acquisitions is reflected as “Pro Forma XCF” for the purposes of this pro forma financial information.
Adjustments specific to the Business Combination, as reflected on the Unaudited Pro Forma Condensed Combined Balance Sheet, are accounted for as follows:
(C) Represents pro forma adjustments to cash and cash equivalents to reflect the following:

(in thousands)	No Redemption	50% Redemption	Maximum Redemption
Reclassification of Assets Held in Trust	12,950	12,950	12,950 (1)
Payment of Transaction Costs	(21,445)	(14,970)	(8,512) (2)
Payment of Sponsor Note	(110)	(110)	(110) (3)
Cash Paid on Redeemed Shares	—	(6,475)	(12,933) (4)
Net adjustment	(8,605)	(8,605)	(8,605)
(1)
Reflects the liquidation and reclassification of $13.0 million of investments held in the Trust Account to cash and cash equivalents that becomes available for general corporate use by NewCo (see footnote D).

(2)
Reflects the disbursement of available cash for the preliminary estimated direct and incremental transaction costs of $21.4 million, $15.0 million, and $8.5 million in the no redemption, 50% redemption, and maximum redemption scenarios, respectively, to be paid by BHAC and XCF in connection with the Business Combination prior to, or concurrent with, the Closing. As of the latest balance sheet date, $4.4 million has been accrued by BHAC and $1.7 million by XCF. In the no redemption, 50% redemption scenario and maximum redemption scenario, accrued expenses total $2.3 million, $8.8 million and $15.2 million, respectively.

(3)	Reflects the cash disbursement of for the repayment of $0.1 million the Sponsor Loan.

(4)
Reflects the cash disbursement for 606,062 and 1,212,124 of BHAC’s Class A ordinary shares redeemed in the 50% and 100% redemption scenarios, respectively, at a redemption share price of $10.67 per share (see footnote G).

(D) Reflects the release of $13.0 million of cash currently held in the trust account that becomes available to effectuate the Business Combination and for the general use of NewCo upon completion of the Business Combination.
(E) Reflects the payment of accrued expenses and accrued professional fees upon the completion of the Business Combination. A portion of the transaction costs pertains to an excise tax calculated at 1% of the BHAC Class A ordinary shares redeemed.
(F) Reflects the conversion of $0.6 million convertible debt with Polar into shares of BHAC Class A ordinary shares with a par value of $0.0001 a share (see footnote I).
(G) Reflects the reclassification of shares of Class A Common Stock subject to possible redemption into permanent equity assuming no redemptions and immediate conversion of 1,212,124 of Class A Common Stock into New PubCo Common Shares on a one-to-one basis in connection with the Business Combination and 50% redemptions and immediate conversion of 606,062 of Class A Common Stock into New PubCo Common Shares on a one-to-one basis in connection with the Business Combination.
(H) Represents pro forma adjustments to par value of BHAC Class A common stock balance to reflect the following:

(in thousands)	No Redemption	50% Redemption	Maximum Redemption
Conversion of XCF Common Stock into NewCo Class A common stock as a result of the Business Combination	15	15	15
Conversion of BHAC Class A ordinary shares into NewCo Class A common stock as a result of the Business Combination	0	0	0
Issuance of NewCo Shares to Polar at Closing (see Footnote G)	0	0	0
Net adjustment	15	15	15

(I) Represents pro forma adjustments to additional paid in capital balance to reflect the following:

(in thousands)	No Redemption	50% Redemption	Maximum Redemption
Elimination of BHAC’s historical accumulated deficit in connection with the reverse recapitalization at the Closing	(7,082)	(7,082)	(7,082)
Payment of Transaction Costs	(21,445)	(14,970)	(8,512)
Accrual of Additional Transaction Costs	3,789	(2,686)	(9,144)
Issuance of NewCo Shares to XCF Equity Holders at Closing	158	158	158
Reduction in additional paid in capital for accrual of excise tax payable based on number of shares redeemed	—	(65)	(130)
Issuance of NewCo Shares to Polar at Closing	625	625	625
Conversion of BHAC Class A ordinary shares into NewCo Class A common stock as a result of the Business Combination	12,933	6,458	—
Net adjustment	(11,022)	(17,562)	(24,085)

(J) Reflects the reclassification of $7.1 million of BHAC’s legacy accumulated deficit to NewCo’s additional paid-in capital.
Adjustments specific to the Business Combination, as reflected on the Unaudited Pro Forma Condensed Combined Statement of Operations, are accounted for as follows:
(K) Represents reclassifications to conform BHAC’s financial information to financial statement line items and presentation of NewCo based on Pro Forma XCF’s financial statement presentation.
(L) Reflects the elimination of $0.9 million and $2.3 million of interest income earned for the nine months ended September 30, 2024 and for the year ended December 31, 2023, related to historical income from the Trust Account, respectively.

(M) The pro forma income statement adjustments do not reflect any income tax effect because XCF has a full valuation allowance offsetting any potential tax impact.
3. Earnings per Share
The pro forma earnings per share calculation represents the net income (loss) per share calculated using the pro forma basic and diluted weighted average shares outstanding of NewCo Common Shares as a result of the pro forma adjustments as if the New Rise Acquisitions and Business Combination had occurred on January 1, 2023, the beginning of the earliest period presented. The calculation of weighted average shares outstanding for pro forma basic and diluted net income per share reflects (i) the historical XCF shares, as adjusted based on the aggregate number of NewCo Class A Shares equal to the Net Equity Value divided by ten dollars, outstanding as of the respective original issuance date and (ii) assumes that the new shares issuable relating to the other related events, as adjusted based on the aggregate number of NewCo Class A Shares equal to the Net Equity Value divided by ten dollars (where applicable), and the Business Combination have been outstanding as of January 1, 2023, the beginning of the earliest period presented. Under the 50% redemptions scenario, 50% of the shares of Class A Common Stock are assumed to be redeemed by BHAC public stockholders and are eliminated as of January 1, 2023, the beginning of the earliest period presented. Under the maximum redemption scenario, 100% of the shares of Class A Common Stock assumed to be redeemed by BHAC public stockholders and are eliminated as of January 1, 2023, the beginning of the earliest period presented. The unaudited pro forma condensed combined per share information has been presented under the three assumed redemption scenarios as follows:
The unaudited pro forma condensed combined per share information has been presented under the three assumed redemption scenarios as follows:

	Period of January 1 to September 30, 2024
(in thousands, except share and per share data)	Assuming 0% Redemptions	Assuming 50% Redemptions	Assuming 100% Redemptions
Numerator:
Net income (loss) attributable to common shareholders - basic and diluted	$(16,497)	$(16,497)	$(16,497)
Denominator:
XCF Equityholders	147,064,480	147,064,480	147,064,480
SPAC Public Shareholders	1,776,049	1,169,987	563,925
Current SPAC Sponsor	3,306,944	3,306,944	3,306,944
Former SPAC Sponsor	1,360,111	1,360,111	1,360,111
Other Class B Shareholders	651,919	651,919	651,919
PIPE - New Investors	—	—	—
Polar Subscription Agreement	1,320,000	1,320,000	1,320,000
BTIG Fee	100,000	100,000	100,000
Weighted average shares outstanding - basic	155,579,503	154,973,441	154,367,379
Weighted average shares outstanding - diluted(1)	155,579,503	154,973,441	154,367,379
Net income (loss) per share attributable to common shareholders - basic	$(0.11)	$(0.11)	$(0.11)
Net income (loss) per share attributable to common shareholders - diluted	$(0.11)	$(0.11)	$(0.11)

Upon the Closing, the following outstanding shares of common stock equivalents were excluded from the computation of pro forma diluted net income (loss) per share for the period and scenarios presented because including them would have had an anti-dilutive effect:

	Period of January 1 to September 30, 2024
	Assuming 0% Redemptions	Assuming 50% Redemptions	Assuming 100% Redemptions
Private placement warrants	6,400,000	6,400,000	6,400,000
Public warrants	11,496,782	11,496,782	11,496,782

	Period of January 31 to December 31, 2023
(in thousands, except share and per share data)	Assuming 0% Redemptions	Assuming 50% Redemptions	Assuming 100% Redemptions
Numerator:
Net income (loss) attributable to common shareholders - basic and diluted	$(7,208)	$(7,208)	$(7,208)
Denominator:
XCF Equityholders	147,064,480	147,064,480	147,064,480
SPAC Public Shareholders	1,776,049	1,169,987	563,925
Current SPAC Sponsor	3,306,944	3,306,944	3,306,944
Former SPAC Sponsor	1,360,111	1,360,111	1,360,111
Other Class B Shareholders	651,919	651,919	651,919
PIPE - New Investors	—	—	—
Polar Subscription Agreement	1,320,000	1,320,000	1,320,000
BTIG Fee	100,000	100,000	100,000
Weighted average shares outstanding - basic	155,579,503	154,973,441	154,367,379
Weighted average shares outstanding - diluted(1)	155,579,503	154,973,441	154,367,379
Net income (loss) per share attributable to common shareholders - basic	$(0.05)	$(0.05)	$(0.05)
Net income (loss) per share attributable to common shareholders - diluted	$(0.05)	$(0.05)	$(0.05)

Following the Closing, the following outstanding shares of common stock equivalents were excluded from the computation of pro forma diluted net income (loss) per share for the period and scenarios presented because including them would have had an anti-dilutive effect:

	Period of January 31 to December 31, 2023
	Assuming 0% Redemptions	Assuming 50% Redemptions	Assuming 100% Redemptions
Private placement warrants	6,400,000	6,400,000	6,400,000
Public warrants	11,496,782	11,496,782	11,496,782

MARKET PRICE AND DIVIDEND INFORMATION
The Focus Impact Units, Focus Impact Class A Common Stock and Public Warrants are currently listed on OTC Pink under the symbols “BHACU,” “BHAC” and “BHACW,” respectively.
The closing price of the Focus Impact Units, Focus Impact Class A Common Stock and Public Warrants as of March 8, 2024, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.26, $10.48 and $0.50, respectively. As of January 16, 2025, the record date for the special meeting, the most recent closing price for the Focus Impact Units, Focus Impact Class A Common Stock and Public Warrants was $10.16, $10.23 and $0.0201, respectively.
Holders of the Focus Impact Units, Focus Impact Class A Common Stock and Public Warrants should obtain current market quotations for their securities. The market price of Focus Impact’s securities could vary at any time before the Business Combination.
Dividend Policy
Focus Impact has not paid any cash dividends on the Focus Impact Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of NewCo subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the NewCo Board. Focus Impact’s board of directors is not currently contemplating and does not anticipate declaring cash or stock dividends, nor is it currently expected that the NewCo Board will declare any cash or stock dividends in the foreseeable future. Further, if Focus Impact incurs any indebtedness in connection with the Business Combination, its ability to declare dividends may be limited by restrictive covenants it may agree to in connection therewith.
Price Range of XCF’s Securities
Historical market price information regarding XCF is not provided because there is no public market for XCF’s securities. For information regarding XCF’s liquidity and capital resources, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of XCF - Liquidity and Capital Resources.”

COMPARATIVE SHARE INFORMATION
The following tables set forth:
•	historical per share information of XCF for the period from February 9, 2023 (inception) through December 31, 2023 and for the nine months ended September 30, 2024;
•	historical per share information of Focus Impact for the year ended December 31, 2023 and for the nine months ended September 30, 2024;
•	historical per share information of New Rise for the year ended December 31, 2023 and for the nine months ended September 30, 2024 and
•
unaudited pro forma per share information of the combined company for the year ended December 31, 2023 and the nine months ended September 30, 2024 after giving effect to the Business Combination, assuming two redemption scenarios as follows:

•	Assuming No Redemptions: This presentation assumes that no Public Stockholders exercise redemption rights with respect to their public shares.
•	Assuming Illustrative Redemptions: This assumes that 100% Public Shares outstanding are redeemed from Public Stockholders.
The historical information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of XCF,” each contained elsewhere in this proxy statement/prospectus and the audited consolidated financial statements and the related notes of XCF and Focus Impact, each contained elsewhere in this proxy statement/prospectus.
The unaudited pro forma per share information is derived from, and should be read in conjunction with, the “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined net loss per share information below does not purport to represent what the actual results of operations of XCF would have been had the Business Combination been completed or to XCF’s results of operations that may be achieved after the Business Combination. The unaudited pro forma book value per share information below does not purport to represent what the book value of XCF would have been had the Business Combination been completed nor the book value per share for any future date or period.

	Historical			Pro Forma
	Focus Impact(2)	XCF	New Rise Renewables	No Redemption Scenario	Max Redemption Scenario
As of and for the year ended December 31, 2023
Earnings (loss) per share - basic and diluted(1)	$0.03	$(0.01)	$(0.07)	$(0.05)	$(0.05)
Cash distributions per common share	N/A	N/A	N/A	N/A	N/A

	Historical			Pro Forma
	Focus Impact(2)	XCF	New Rise Renewables	No Redemption Scenario	Max Redemption Scenario
As of and for the nine months ended September 30, 2024
Book value per share - basic and diluted(2)	$(0.91)	$0.15	$0.53	$2.23	$2.25
Earnings (loss) per share - basic and diluted(1)	$(0.64)	$(0.05)	$(0.05)	$(0.11)	$(0.11)
Cash distributions per common share	N/A	N/A	N/A	N/A	N/A

(1)	Earnings per share and cash distributions per common share are based on:
•	As of December 31, 2023 and September 30, 2024, Focus Impact had no current operations.
•	Weighted average number of units outstanding for the year ended December 31, 2023 and September 30, 2024 for XCF.
•	100,000,000 units outstanding at December 31, 2023 and September 30, 2024 of New Rise Renewables.
(2)	Book value per share is calculated as total equity divided by:
•	Common shares outstanding as at September 30, 2024.
•	Units outstanding at September 30, 2024 for XCF.
•	100,000,000 outstanding at September 30, 2024 of New Rise Renewables.
•	Common shares outstanding at September 30, 2024 for the pro forma information.

SPECIAL MEETING OF FOCUS IMPACT STOCKHOLDERS
General
Focus Impact is furnishing this proxy statement/prospectus to you as part of the solicitation of proxies by its board of directors for use at the special meeting stockholders to be held on February 27, 2025, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to Focus Impact’s stockholders on or about February 6, 2025. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the special meeting of stockholders.
Date, Time and Place
The special meeting of stockholders of Focus Impact will be held virtually at https://www.cstproxy.com/focusimpactbh3/2025 at 11:00 a.m., Eastern time, on February 27, 2025, or such other date, time and place to which such meeting may be adjourned or postponed, for the purpose of considering and voting upon the proposals.
You can pre-register to attend the virtual special meeting starting February 24, 2025, at 11:00 a.m., Eastern Time (three business days prior to the meeting date). Enter the URL address into your browser https://www.cstproxy.com/focusimpactbh3/2025, enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the special meeting, you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the special meeting.
Stockholders are nevertheless urged to vote their proxies by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope, or to direct their brokers or other agents on how to vote the shares in their accounts, as applicable.
Stockholders who hold their investments through a bank or broker will need to contact the Transfer Agent to receive a control number. If you plan to vote at the special meeting, you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, the Transfer Agent will issue you a guest control number with proof of ownership. Either way, you must contact the Transfer Agent for specific instructions on how to receive the control number. The Transfer Agent can be contacted at 917-262-2373, or via email at proxy@continentalstock.com. Please allow up to 72 hours prior to the meeting for processing your control number.
Purpose of the Focus Impact Special Meeting
At the Focus Impact special meeting of stockholders, Focus Impact will ask the Focus Impact stockholders to vote in favor of the following proposals:
•
Proposal No. 1 - The Business Combination Proposal - To consider and vote upon a proposal to approve and adopt the Business Combination Agreement, dated as of March 11, 2024 (as it may be amended or restated from time to time, the “Business Combination Agreement”), by and among Focus Impact, NewCo, Merger Sub 1, Merger Sub 2 and XCF, a copy of which is attached to this proxy statement/prospectus as Annex A. The Business Combination Agreement provides for, among other things, the merger of Focus Impact with and into Merger Sub 1, with Merger Sub 1 surviving the merger as a direct wholly owned subsidiary of NewCo, and the merger of Merger Sub 2 with and into XCF, with XCF surviving the merger as a direct wholly owned subsidiary of NewCo, in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described elsewhere in this proxy statement/prospectus (the “Business Combination Proposal”); and

•
Proposal No. 2 - The Adjournment Proposal - To consider and vote upon a proposal to adjourn the special meeting of Focus Impact’s stockholders to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are insufficient votes to approve the Business Combination Proposal or (ii) where the board of directors of Focus Impact has determined it is otherwise necessary.

Recommendation of Focus Impact’s Board of Directors
Focus Impact’s board of directors believes that each of the Stockholder Proposals to be presented at the special meeting of stockholders is in the best interests of Focus Impact and its stockholders and unanimously recommends that its stockholders vote “FOR” each of the Stockholder Proposals.

When you consider the recommendation of Focus Impact’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that Focus Impact’s directors and officers have interests in the Business Combination that are different from, in addition to, or in conflict with your interests as a stockholder. These interests include, among other things:
•
the beneficial ownership of the Sponsor Holders of an aggregate of 2,106,414 shares of Focus Impact Class B Common Stock, an aggregate of 3,000,000 shares of Converted Focus Impact Class A Common Stock and 6,400,000 Private Placement Warrants, which shares and warrants would become worthless if Focus Impact does not complete a business combination within the applicable time period, as the Sponsor, Former Sponsor and Focus Impact’s directors and officers and their affiliates have waived any right to redemption with respect to these shares. The Sponsor and the Former Sponsor did not receive any compensation in exchange for this agreement to waive their redemption rights. Certain of Focus Impact’s directors and officers are members of the Sponsor or the Former Sponsor and as such have an indirect interest in the shares and warrants held by the Sponsor and the Former Sponsor. Focus Impact’s independent directors collectively have an indirect interest of less than 0.02% in the Focus Impact Class B Common Stock. The shares and warrants held by the Sponsor Holders have an aggregate market value of approximately $47,743,973 and $128,640, respectively, based on the closing price of Focus Impact Class A Common Stock of $10.23 on the OTC Pink and the closing of the Public Warrants of $0.0201 on OTC Pink on January 16, 2025, the record date for the special meeting of stockholders;

•
pursuant to the Purchase Agreement, the Sponsor paid an aggregate of $16,288.27 ($0.004 per share) for the shares of Focus Impact Class B Common Stock which will have a significantly higher value at the time of the Business Combination, if it is consummated. If Focus Impact does not consummate the Business Combination or another initial business combination by February 7, 2025 (as may be extended until April 7, 2025), and Focus Impact is therefore required to be liquidated, these shares would be worthless, as Sponsor Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the purchase price of $0.004 that the Sponsor paid for the Sponsor Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the share price of NewCo after the Closing falls below the price initially paid for the Units in the IPO and the Public Stockholders experience a negative rate of return following the Closing. Based on the closing price of $10.23 per share of Focus Impact Class A Common Stock on January 16, 2025, the Sponsor may receive potential profits ranging from $10.226 per share of Focus Impact Class B Common Stock up to $10.23 per share of Focus Impact Class A Common Stock. As a result, if the Business Combination is completed, the Sponsor and Former Sponsor are likely to be able to make a substantial profit on their investment in Focus Impact at a time when shares of NewCo Class A Common Stock have lost significant value. On the other hand, if Focus Impact liquidates without completing a business combination before its expiration date, the Sponsor Holders will lose their entire investment in Focus Impact;

•
the Sponsor and Focus Impact’s directors and officers may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to stockholders, rather than to liquidate, in which case the Sponsor and Focus Impact’s directors and officers would lose their entire investment. As a result, the Sponsor as well as Focus Impact’s directors or officers may have a conflict of interest in determining whether XCF is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination. Focus Impact’s board of directors was aware of and considered these interests, among other matters, in evaluating and unanimously approving the Business Combination and in recommending to Public Stockholders that they approve the Business Combination;

•
Focus Impact’s board of directors will not receive reimbursement for any out-of-pocket expenses incurred by them on Focus Impact’s behalf incident to identifying, investigating and consummating the Business Combination to the extent such expenses exceed the amount required to be retained in the Trust Account, unless the Business Combination is consummated, though there have been no material out-of-pocket expenses subject to reimbursement and Focus Impact does not anticipate any such expenses prior to Closing;

•
Carl Stanton, Chief Executive Officer and Director of Focus Impact and Wray Thorn, Chief Investment Officer and Director of Focus Impact are expected to be nominated as directors of NewCo after the consummation of the Business Combination. As such, in the future, Carl and Wray may receive cash fees, stock options, stock awards or other remuneration that the NewCo Board determines to pay its directors and any applicable compensation;

•
the Sponsor was founded by affiliates of Focus Impact Partners, LLC, and such affiliates also serve as officers and directors of Focus Impact Acquisition Corp. Members of the Focus Impact management team and directors, including Messrs. Stanton, Lyles, Thorn and Carter and Ms. Simms are directors and officers of Focus Impact Acquisition Corp and owe fiduciary duties to Focus Impact Acquisition Corp.;

•
Focus Impact Partners, LLC, an affiliate of our Sponsor, entered into a note purchase agreement with XCF which was subsequently converted into 375,000 shares of XCF common stock. Such shares will automatically convert upon the Closing into shares of NewCo Class A Common Stock;

•
The officers and directors of Focus Impact owe fiduciary duties to other companies. Carl Stanton, Chief Executive Officer and Director, is also a member of the board at Skipper Pets, Inc., the Founder of cbGrowth Partners, the co-founder of Focus Impact Partners, LLC and the CEO of Focus Impact Acquisition Corp. Ernest Lyles, Chief Financial Officer and Director, is also the CFO of Focus Impact Acquisition Corp. and the founder and managing partner of The HiGro Group. Wray Thorn, Chief Investment Officer and Director, is the Chief Investment Officer of Focus Impact Acquisition Corp., the founder and chief executive officer at Clear Heights Capital and a board member at Skipper Pets, Inc. Troy Carter, Director, is also the founder and CEO of Q&A, a director of Focus Impact Acquisition Corp., a board member of WeTransfer and SoundCloud. Dia Simms, Director, is also the executive chairwoman of the Board of 1707 Tequila & Mezcal, director of Focus Impact Acquisition Corp., director at Pronghorn and a Board Vice Chair at Liberty Whiskey. Eric Edidin, Director, is also the Executive Chairman of BH3 Management. Daniel Lebensohn, Director, is also the Co-Chief Executive Officer of BH3 Management,

•	the Sponsor Holders have entered into the Sponsor Letter Agreement pursuant to which the Sponsor Holders have already agreed to vote their shares in favor of the Business Combination; and
•
the continued indemnification of the current directors and officers of Focus Impact following the Business Combination and the continuation of directors’ and officers’ liability insurance following the Business Combination.

Record Date; Persons Entitled to Vote
You will be entitled to vote or direct votes to be cast at the special meeting of stockholders if you owned shares of Focus Impact Common Stock at the close of business on January 16, 2025, which is the record date for the special meeting of stockholders. You are entitled to one vote for each share of Focus Impact Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 6,920,457 shares of Focus Impact Common Stock outstanding, of which 5,312,124 were shares of Focus Impact Class A Common Stock and 1,608,333 were shares of Focus Impact Class B Common Stock held by the Sponsor Holders and the Anchor Investors.
The Sponsor Holders have agreed to vote all of their shares of Focus Impact Common Stock in favor of the Business Combination Proposal and the Adjournment Proposal. Focus Impact’s issued and outstanding Public Warrants do not have voting rights at the special meeting of stockholders.
Quorum
A quorum of Focus Impact’s stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting of stockholders if a majority of the Focus Impact Common Stock outstanding and entitled to vote at the meeting is present in person, virtually or by proxy. Abstentions will count as present for the purposes of establishing a quorum.
As of the record date for the special meeting, 3,460,229 shares of Focus Impact Common Stock will be required to achieve a quorum.
Your shares will be counted towards the quorum only if you submit a valid proxy (or your broker, bank or other nominee submits one on your behalf) or if you vote in person or online at the special meeting of stockholders.
The Sponsor Holders, who own 73.8% of the outstanding shares of Focus Impact Class Common Stock will count towards this quorum. As a result, as of the record date, no additional shares of Focus Impact Common Stock held by Public Stockholders would be required to be present at the special meeting to achieve a quorum.

Abstentions and Broker Non-Votes
Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Focus Impact believes the Stockholder Proposals presented to its stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.”
Because all of the Stockholder Proposals to be voted on at the special meeting are “non-routine” matters, brokers, banks and other nominees will not have authority to vote on the Stockholder Proposals unless instructed, as such, Focus Impact does not expect there to be any broker non-votes at the special meeting.
Revoking Your Proxy
If you have submitted a proxy to vote your shares and wish to change your vote, you may do so by delivering a later-dated, signed proxy card to Focus Impact’s Chief Executive Officer prior to the date of the special meeting or by voting online at the virtual special meeting. Attendance at the special meeting alone will not change your vote. You also may revoke your proxy by sending a notice of revocation to Focus Impact’s Chief Executive Officer at the above address.
Redemption Rights
Pursuant to the Existing Charter, the Public Stockholders of Focus Impact may elect to redeem all or a portion of their Public Shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Focus Impact to pay its taxes, divided by the number of then outstanding Public Shares, subject to the limitations described herein.
As of February 3, 2025, based on funds in the Trust Account of approximately $13,052,691 (after removing interest that will be released to BHAC to pay its taxes prior to the special meeting), this would have amounted to approximately $10.75 per share. If a Public Stockholder exercises its redemption rights, then such Public Stockholder will be exchanging its shares of Focus Impact common stock for cash and will no longer own shares of Focus Impact or receive shares in NewCo. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent at least two business days prior to the initially scheduled date of the special meeting of stockholders. See the section entitled “Special Meeting of Focus Impact – Stockholders - Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.
Appraisal or Dissenters’ Rights
No appraisal or dissenters’ rights are available to holders of shares of Focus Impact Class A Common Stock or Public Warrants in connection with the Business Combination.
Solicitation of Proxies
Focus Impact will pay the cost of soliciting proxies for the special meeting. Focus Impact has engaged Sodali to assist in the solicitation of proxies for the special meeting. Focus Impact has agreed to pay Sodali a fee of $  . Focus Impact will reimburse Sodali for reasonable out-of-pocket expenses and will indemnify Sodali and its affiliates against certain claims, liabilities, losses, damages and expenses. Focus Impact also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Focus Impact Class A Common Stock and Focus Impact Class B Common Stock for their expenses in forwarding soliciting materials to beneficial owners of Focus Impact Common Stock and in obtaining voting instructions from those owners. Focus Impact’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Stock Ownership
As of the record date, the Sponsor Holders beneficially owns an aggregate of approximately 73.8% of the outstanding shares of Focus Impact Common Stock. The Sponsor Holders have agreed to vote all of their shares of Focus Impact Common Stock in favor of the Business Combination Proposal and the Adjournment Proposal.

PROPOSALS TO BE CONSIDERED BY FOCUS IMPACT’S STOCKHOLDERS
PROPOSAL NO. 1 - THE BUSINESS COMBINATION PROPOSAL
The Background of the Business Combination
Focus Impact is a blank check company which was incorporated on February 23, 2021 in Delaware and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Focus Impact was formerly known as Crixus BH3 Acquisition Company (“Crixus BH3”) and had a sponsor, Crixus BH3 Sponsor LLC, a Delaware limited liability company (the “Former Sponsor”). Crixus BH3 subsequently changed its name to Focus Impact BH3 Acquisition Company on November 3, 2023.
The terms of the Business Combination Agreement and the related ancillary documents are the result of arm’s-length negotiations between Focus Impact, XCF and their respective representatives and advisors. The following is a brief description of the background of such negotiations and summarizes the key meetings and events that led to the signing of the Business Combination Agreement. The following chronology does not purport to catalogue every conversation or communication among the parties to the Business Combination Agreement or their representatives.
In March 2021, prior to Crixus BH3’s initial public offering, the Former Sponsor subscribed for an aggregate of 5,750,000 shares of Focus Impact Class B Common Stock for an aggregate purchase price of $25,000 (the “Founder Shares”), or approximately $0.004 per share. Prior to such investment by the Former Sponsor, Crixus BH3 had no assets, tangible or intangible. The Former Sponsor agreed to forfeit up to 750,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. On October 7, 2021, the underwriters exercised their over-allotment option in full, and as a result, such shares were no longer subject to forfeiture.
On October 7, 2021, Crixus BH3 consummated its initial public offering of 23,000,000 units at a price of $10.00 per unit generating gross proceeds of $230,000,000 (before underwriting discounts and commissions and offering expenses). Crixus BH3 also granted underwriters an option to purchase an additional 3,000,000 units at the initial public offering price to cover over-allotments, which was fully exercised by the underwriters. Each unit consists of one share of Focus Impact Class A Common Stock and one-half of one redeemable Focus Impact Warrant. Each Focus Impact Warrant entitles the holder thereof to purchase one share of Focus Impact Class A Common Stock at an exercise price of $11.50 per share, subject to certain adjustments.
Simultaneously with the consummation of its initial public offering, Crixus BH3 consummated a private placement of 6,400,000 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, issued to the Former Sponsor, generating gross proceeds of $9,600,000. Each Private Placement Warrant entitles the holder thereof to purchase one share of Focus Impact Class A Common Stock at an exercise price of $11.50 per share, subject to certain adjustments. A portion of the purchase price of the Private Placement Warrants was added to the net proceeds of the Crixus BH3 initial public offering such that the Trust Account held $232,300,000 of net proceeds at the close of the initial public offering for the benefit of the Crixus BH3 public stockholders.
Prior to the consummation of its initial public offering, neither Crixus BH3, nor anyone on its behalf, selected a target business or had any substantive discussions, formal or otherwise, with respect to such a transaction with a target business.
After the Crixus BH3 initial public offering, the Crixus BH3 management team commenced an active search for businesses and assets in the real estate, construction and infrastructure industries to pursue a business combination. Representatives of Crixus BH3 contacted and were contacted by numerous companies, advisors and other persons with respect to potential transactions. Crixus BH3 had contact with numerous potential business combination targets and/or their advisors, which, among other considerations, (i) had strong fundamentals (including growth characteristics, competitive positioning, profitability margins and sustainability) and leading positions within the real estate, construction and infrastructure industries or otherwise derived a large component of revenue or enterprise value from real estate, construction or infrastructure-related activities, (ii) had unseen value or other characteristics that have been disregarded by the marketplace, (iii) provided an attractive risk-adjusted return on investment for the Crixus BH3 public stockholders, (iv) had generated, or were expected to generate, attractive unit economics at scale, (v) had, or had a strong potential to establish, a competitive advantage when compared to their competitors, (vi) had a strong and experienced management team with a track record of driving revenue growth and creating value for their stockholders, (vii) were positioned to benefit and accelerate stockholder value creation from the increased ability to access capital and public profile that a public listing would provide and (viii) had historically generated, or had strong potential to generate, strong and sustainable free cash flow. In late 2022, to increase the probability of identifying an attractive target in the face of challenging public equity markets, Crixus BH3 expanded its investment parameters to include targets outside of the real estate, construction, infrastructure and adjacent sectors. Crixus BH3 focused on companies that met the following criteria, all of which it selected based on its extensive history of investing in public capital markets: (i) substantial growth prospects with large addressable markets; (ii) proven value proposition to customers; (iii) talented and experienced management and ownership that would be rolling substantial ownership stakes in the business combination; (iv) realistic and achievable new capital requirements and path to profitability; and (v) operating in industries with other public companies that could serve as benchmarks for valuation and operational comparisons.
Of the approximately 210 potential business combination targets it had identified, Crixus BH3 entered into non-disclosure agreements with over 50 potential targets that Crixus BH3 believed were most suitable for a potential business combination, based on, among other things, its and its advisors’ preliminary due diligence and evaluation and analysis. Crixus BH3 engaged in varying levels of discussions, due diligence, evaluation, analysis and negotiations with the potential targets with whom it entered into non-disclosure agreements. Once such preliminary discussions and diligence were completed, Crixus BH3 submitted indications of interest with respect to approximately 10 potential targets that Crixus BH3 believed were most suitable for a potential business combination, based on, among other things, its and its advisors’ preliminary due diligence and evaluation and analysis. In particular, Crixus BH3 evaluated the industry dynamics in which these companies operate, their competitive differentiation and advantages, their financial prospects, their desire to be a public company, and the actionability of the transaction, among other factors, in narrowing down potential business combination targets. However, none of these negotiations resulted in an executed letter of intent, other than with respect to “Company A”, a media company that operates an ad-supported music application, and “Company B”, a provider of video delivery, advertising, streaming platforms and emerging free ad-supported streaming television services development (as discussed below).
On May 22, 2023, Crixus BH3 entered into a letter of intent with Company A (the “Company A LOI”). Following entry into the Company A LOI, the Crixus BH3 management team conducted extensive due diligence on Company A and negotiated the terms of a potential business combination with Company A (the “Company A Business Combination”). Crixus BH3’s due diligence of Company A included, among other things, a comprehensive review of Company A’s (i) historical financial performance by country, (ii) licensing agreements with record labels, (iii) sales strategy and organization, and (iv) financial projections. In addition, Crixus BH3 retained an industry consultant with substantial experience in music licensing and streaming to assist in the due diligence process.
The Crixus BH3 management team and its capital markets advisor, BTIG, contacted over 250 prospective investors to seek financing in support of the Company A Business Combination. The scope of BTIG’s engagement was to assist Crixus BH3 and Company A in sourcing the debt and/or equity capital required to fund the Company A Business Combination and Company A’s future working capital and corporate needs. BTIG did not receive payment specifically for its role as the capital markets advisor for the proposed financing of Company A. In connection with seeking such financing, Company A had discussions with 43 potential investors and agreed to establish a process to share confidential and material non-public information related to the Company A Business Combination. Ultimately, Crixus BH3 and BTIG were unable to procure the requisite amount of capital on terms that were satisfactory to Company A. With no path to financing the deal on Company A’s terms, Crixus BH3 terminated the Company A LOI on August 29, 2023.
On October 20, 2023, Crixus BH3 entered into a letter of intent with Company B (the “Company B LOI”). Following entry into the Company B LOI, the Crixus BH3 management team conducted due diligence on Company B, which included an in-depth review of Company B’s business plan and financial projections. Crixus BH3 ultimately determined not to proceed with a transaction with Company B because the parties were not able to agree on the terms of the transaction. The Company B LOI did not have a termination date or notification provision, only an exclusivity clause that limited Company B from negotiating a business combination transaction with another SPAC. This provision expired on November 19, 2023 and there was no further contact between the parties.
Following the termination of the Company A LOI, the Crixus BH3 management team began exploring the possibility of finding another management team to take over the management of Crixus BH3’s operations (the “Potential Crixus BH3 Acquisition”).

In the fall of 2023, the current Focus Impact management team was contacted by Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), regarding the possibility of taking over the management of Crixus BH3. The Crixus BH3 management team had determined to explore the possibility of selling Crixus BH3 as an alternative to winding down the SPAC as it had not yet been able to enter into a business combination agreement with a target and wanted to focus on other business activities and selling Crixus BH3 would afford the potential of a future positive economic outcome if a buyer of Crixus BH3 could successfully complete a business combination. At that time, the current Focus Impact management team had recently announced the business combination between Focus Impact Acquisition Corp., a Delaware corporation, DevvStream Holdings Inc., a company existing under the Laws of the Province of British Columbia, and the other parties thereto and had started to engage in discussions with a pipeline of other potential business combination targets. CCM had been engaged as a financial and capital markets adviser to Focus Impact in connection with the Devvstream Holdings Inc. business combination and was later engaged as a financial advisor to XCF in September 2023, as discussed more below. At the time, the current Focus Impact management team had been considering opportunities to take over the management of another special purpose acquisition company. In addition, the current Focus Impact management team had an existing professional relationship with Eric Edidin, a board member of Crixus BH3 stemming from transactions on which they had both worked at previous firms, which facilitated follow-up discussions regarding the Potential Crixus BH3 Acquisition.
After speaking with multiple parties, Crixus BH3 ultimately agreed to enter into the Potential Crixus BH3 Acquisition with the current Focus Impact management team based on a number of factors, including the terms proposed by the current Focus Impact management team and the likelihood that the current Focus Impact management team would complete a business combination with a suitable target due to their years of experience with investments in “socially forward” companies. The Crixus BH3 management team and the current Focus Impact management team proceeded to negotiate the Potential Crixus BH3 Acquisition. On September 27, 2023, Focus Impact, the Former Sponsor and the Sponsor entered into a purchase agreement, pursuant to which, among other things, the Sponsor (i) purchased an aggregate of (a) 3,746,303 Sponsor Shares from the Former Sponsor and each of the Anchor Investors and (b) 4,160,000 Private Placement Warrants from the Former Sponsor for an aggregate purchase price of $16,288.27 and (ii) became the sponsor of Crixus BH3. The transaction (the “Crixus BH3 Acquisition”) was consummated on November 2, 2023, and Crixus BH3 changed its corporate name to “Focus Impact BH3 Acquisition Company” on November 3, 2023.
Following the consummation of the Crixus BH3 Acquisition, the Focus Impact management team evaluated numerous potential business combination targets in addition to XCF, and engaged in varying levels of discussions, negotiations and due diligence with respect to such potential targets based on, among other factors, interest from, and due diligence access granted by, such potential targets and the terms on which such potential targets were willing to consider a potential transaction with Focus Impact (including with respect to valuation). Focus Impact’s due diligence efforts with potential targets (which included, in many instances, meetings with the senior management of the companies and their respective advisors) included, among other things, investigation and review of (depending on the potential target): business plan and financial projections (including assumptions, opportunities and risks underlying such plan and projections); historical and expected financial performance; macroeconomic trends impacting the business and the industry in which it operates; competitive positioning versus comparable companies in the applicable industry; growth opportunities; performance history of the senior management team; the potential target’s technology; potential impact from trends in the overall economy and industry in which the potential target operates; regulatory environment and benefits/challenges related to such potential target engaging in a potential transaction with Focus Impact and becoming a public company thereafter.
Of the approximately 40 potential business combination targets it had reviewed, Focus Impact entered into non-disclosure agreements with over 20 potential targets (including XCF) that Focus Impact believed were most suitable for a potential business combination, based on, among other things, its and its advisors’ preliminary due diligence and evaluation and analysis. Focus Impact engaged in varying levels of discussions, due diligence, evaluation, analysis and negotiations with the potential targets with whom it entered into non-disclosure agreements, based on, among other factors: (i) interest from, and due diligence access granted by, each potential target; (ii) Focus Impact’s representatives’ and advisors’ evaluations of which potential targets could best satisfy Focus Impact’s key criteria for a business combination; (iii) the receptivity to, or preparedness of, each potential target with respect to a business combination; and (iv) the terms on which each potential target was willing to consider a potential business combination. Focus Impact’s due diligence, evaluation and analysis involved, among other things, due diligence with respect to, and evaluating and analyzing, each potential target’s business (including its existing and potential product or service offerings), technology, historical and projected future performance (as well as other financial information and growth opportunities), management team (as well as its ability to lead a public company) and competitive positioning. Once such preliminary discussions and diligence were completed, Focus Impact determined to submit letters of interest with respect to approximately 6 potential targets that Focus Impact believed were most suitable for a potential business combination, based on, among other things, (i) its and its advisors' preliminary due diligence and evaluation and analysis, (ii) the growth potential of these businesses, (iii) the experience of their respective management teams in the industries in which they participated, (iv) the possible receptivity of public equity markets to these companies, (v) the relative merits of the industry in which these companies participated, and (iv) the actionability of completing a business combination with each of these companies. However, none of these negotiations resulted in an executed letter of intent, other than with respect to XCF, “Company C”, a computing infrastructure company, and “Company D”, a video delivery software company (as discussed below). The management teams of Focus Impact and Crixus BH3 worked collaboratively on the negotiation of the letters of intent with Company C and Company D in anticipation of the closing of the Crixus BH3 Acquisition.
Following entry into a letter of intent with Company C on October 18, 2023 (the “Company C LOI”), the Focus Impact management team conducted additional diligence, including discussions with members of Company C’s management team, reviews of Company C’s business presentation, financial prospects and supporting materials, and research regarding the computing infrastructure industry, and discussed the terms of a potential business combination with Company C (the “Company C Business Combination”).
Following entry into a letter of intent with Company D on or around October 20, 2023 (the “Company D LOI”), the Focus Impact management team conducted additional diligence, including discussions with members of Company D’s management team, reviews of Company D’s business presentation, financial prospects and other supporting materials, and research regarding the video delivery software industry, and discussed the terms of a potential business combination with Company D (the “Company D Business Combination”).
Following this additional preliminary due diligence with respect to Company C and Company D, Focus Impact ultimately determined not to proceed with the Company C Business Combination or the Company D Business Combination. In the case of Company C, Focus Impact and Company C determined not to proceed with a business combination for a variety of reasons, including because (i) based on initial due diligence findings conducted by Focus Impact’s management, the potential counterparty did not meet the expectations of Focus Impact in terms of business quality, growth opportunities or otherwise, and (ii) Focus Impact concluded that the opportunity was not as well suited for Focus Impact (including as compared to XCF’s business combination opportunity once Focus Impact was made aware of such opportunity). In the case of Company D, Focus Impact and Company D determined not to proceed with a business combination for a variety of reasons, including because (i) the potential counterparty pursued an alternative transaction or strategy and (ii) Focus Impact concluded that the opportunity was not as well suited for Focus Impact (including as compared to XCF’s business combination opportunity once Focus Impact was made aware of such opportunity).
From inception through July 2023, the board of directors of XCF (the “XCF Board”) and Dange, who was acting in an advisory capacity to XCF prior to becoming its Chief Executive Officer in November 2023, began investigating opportunities to implement its business strategy of acquiring businesses and assets in the renewable fuels sector, focusing its efforts on acquiring production facilities assets in Fort Myers, Florida and Wilson, North Carolina from Southeast Renewables and negotiating the acquisition of New Rise Renewables from RESC Renewables Holdings LLC and New Rise SAF from its owners, with the goal of combining those assets and operations and pursuing an initial public offering. XCF subsequently completed the acquisitions of the Fort Myers, Florida and Wilson, North Carolina production facilities assets on October 31, 2023. Beginning in July 2023, Mr. Dange, on behalf of XCF, met with a number of investment banks and a private equity firm to discuss possible alternatives for XCF, including financing XCF through private placements of equity or debt securities, going public through a direct listing, or going public through a merger with an existing SPAC. To assist XCF with its consideration of these alternatives, on September 8, 2023 XCF engaged Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”) as its financial advisor. To date, no fees have been paid to Cohen & Company Capital Markets by XCF or Focus Impact management. Although Focus Impact had executed an engagement letter with CCM, CCM did not negotiate any aspect of the Business Combination with XCF on behalf of Focus Impact. CCM also served as financial and capital markets adviser to Focus Impact in connection with the Devvstream Holdings Inc. business combination. Following the engagement of CCM, XCF and CCM began preparing various materials to present to interested third parties. Beginning October 15, 2023, CCM reached out to 37 third parties.

On October 15, 2023, the Focus Impact management team was first introduced to the opportunity to pursue a potential business combination transaction with XCF by CCM.
On October 16, 2023, Focus Impact and XCF executed a mutual non-disclosure agreement (the “XCF NDA”) pursuant to which Focus Impact and XCF agreed to exchange confidential information for purposes of further evaluating and, if each party saw fit, pursuing, negotiating and consummating a potential business combination transaction.
On October 26, 2023, XCF began to provide Focus Impact and its representatives with access to a virtual data room and otherwise began providing business and financial due diligence materials to Focus Impact and its representatives in connection with Focus Impact’s evaluation of a potential business combination transaction.
Following execution of the XCF NDA, on November 2, 2023, the Focus Impact and XCF management teams met virtually to walkthrough the business and discuss the business combination process and key business and financial diligence workstreams. Participating in this virtual meeting from the Focus Impact management team were Messrs. Stanton, Lyles and Thorn. Participating in this virtual meeting from the XCF management team were Messrs. Dange, Ryu and Cunningham, as well as representatives of CCM.
In November 2023, representatives of Focus Impact and XCF and their respective advisors met virtually and in person to conduct key business and financial diligence, including a review of XCF’s operations, management, contracts, partnerships, financial models and projections, competitors in the renewable fuels market and a site visit of the New Rise facilities in Reno, Nevada. Participants in these meetings included the individuals referenced in the previous paragraph as well as Mr. Soule.
From mid-October 2023 through November 2023, 16 third parties executed non-disclosure agreements with XCF and started initial diligence via data room access, with all 16 third parties holding initial meetings with XCF management. Subsequent to the initial meetings, several third parties held follow-up calls with XCF, including Focus Impact. From mid-October 2023 through November 2023, XCF management and the XCF Board held regular calls to review the progress of discussions with each of the interested third parties, the strengths and weaknesses of each third party and follow-up requests.
From November through December 1, 2023, XCF was provided with three letters of intent in draft form, of which one was the Focus Impact Letter of Intent, and also received one indication of interest. During November 2023 through the execution of the Letter of Intent with Focus Impact, XCF management and the XCF Board met regularly to discuss results of subsequent meetings with each of the interested parties that provided letters of intent or an indication of interest. XCF management presented summary terms of each parties’ proposals in relation to the business combination, and the potential results, benefits and/or feedback with respect to such terms and proposals. XCF management held follow-up calls with each of the interested parties to discuss various matters regarding their proposals and related matters, including but not limited to key terms to close the transaction, business combination drafting process, future business operations and opportunities, thereto, and capital raising strategies. Afterwards, XCF management, with input from the XCF Board, drafted responses to each of the letters and provided comments to the third parties.
On November 27, 2023, Focus Impact provided XCF an initial draft of the non-binding letter of intent with respect to a potential business combination (the “Letter of Intent”). This initial draft of the Letter of Intent included (i) a $1,500,000,000 to $2,000,000,000 enterprise value of XCF, (ii) customary lock-up restrictions and registration rights for the Sponsor, (iii) customary transaction support provisions for certain XCF stockholders based on their aggregate equity ownership in XCF, (iv) an earnout structure consisting of up to 5% of the Founder Shares to be issued at the Closing, which could be reallocated by the Sponsor to incentivize financing sources and (v) the right for Focus Impact to designate up to two individuals to the initial NewCo board of directors (the “NewCo Board” and each member of the NewCo Board, a “NewCo Director”). Focus Impact arrived at an initial enterprise value range of $1,500,000,000 to $2,000,000,000 by considering a variety of factors including the discounted potential revenue and profitability from XCF’s New Rise Reno facility, which at the time was expected to start production of SAF by Q4 2024 in Reno, Nevada, as set forth in the Initial Financial Projections in the Section entitled “—Certain Forecasted Information about XCF” below, the discounted potential future revenue and profitability from additional sustainable fuel facilities that could be developed from XCF’s modular facility design, the potential growth in demand for sustainable fuels related to both industry participant shifts and government encouragement, the commercial relationships established by XCF, the knowledge and expertise of the XCF management team and the relative valuation dynamics of XCF’s comparable public companies in the sustainable fuel and renewable energy industries. Focus Impact assumed at least three additional facilities (New Rise Reno 2, Fort Myers and Wilson) could be constructed over the next several years using XCF’s repeatable modular facility design in line with the number of sites controlled by XCF at closing, with each such facility expected to represent comparable revenue and operational profitability to that of XCF’s New Rise Reno facility, with the potential for additional facilities in the future as XCF is able to secure additional locations. For more information on the assumed discounted potential revenue and profitability and assumptions, see the section entitled “—Certain Forecasted Information about XCF” herein. For more information on how the potential growth in demand for sustainable fuels was calculated and the comparable companies that were considered, including how they were selected and the valuation assigned to each, see “—Opinion of EntrepreneurShares Valuation Services—Summary of EntrepreneurShares’ Financial Analysis of XCF—Guideline Public Companies Analysis” and “—Opinion of EntrepreneurShares Valuation Services—Summary of EntrepreneurShares’ Financial Analysis of XCF—Income Method—Discounted Cash Flow Analysis.” Following the initial submission of the Letter of Intent, the Focus Impact management team provided updates on the Letter of Intent negotiations to individual members of Focus Impact’s board of directors (the “Focus Impact Board”). In determining the enterprise value for XCF for the business combination, the Focus Impact management team considered among other factors, the growth in the renewable fuels industry in which XCF operates, the existing production facility that XCF was acquiring, the pipeline of additional potential production facility sites that XCF owned, the commercial relationships that XCF has established and the strength and experience of the XCF management team. In particular, the Focus Impact Board reviewed the forecast revenue, EBITDA and net income in 2025 following the existing facility conversion to sustainable aviation fuel production and considered the multiple of these financial metrics in determining a range of enterprise value for XCF.
Following delivery of the initial draft of the Letter of Intent, Mr. Stanton and Mr. Thorn, on behalf of Focus Impact, XCF and their respective advisors and representatives met in person and virtually to further discuss the Letter of Intent, the mechanics of the business combination and XCF’s business model, operations and strategy. These discussions reflected divergent views on several key matters, including the expected timeline for the consummation of the business combination transaction, the enterprise value ascribed to XCF (and any adjustments thereto), quantum of, and application of any discounts relating to, capital raising opportunities for XCF (including a PIPE Investment), scope of exclusivity, lock-up and registration rights, the treatment and allocation of expenses between the parties, closing conditions, and matters related to XCF’s post-closing corporate governance. The latter included the composition of the go-forward company board and Focus Impact’s representation thereon and equity compensation arrangements for key XCF management. Throughout such negotiations, the parties came to agreement. On December 3, 2023, XCF provided Focus Impact with a revised draft of the Letter of Intent, which included (i) a $1,600,000,000 to $1,900,000,000 enterprise value of XCF, (ii) lock-up restrictions on 85-95% of the NewCo shares to be held by the Sponsor and continuing XCF stockholders, (iii) an early release of NewCo shares subject to lock-up restrictions if the closing price of the NewCo common stock exceeds a certain dollar amount per share to be determined after Closing and (iv) a new management equity incentive plan (the “NewCo EIP”) with terms generally customary for comparable public companies and with an initial unallocated share reserve of no less than 5 to 7% of the fully diluted NewCo common stock on a pro forma basis.
Between December 3, 2023 and December 7, 2023, Mr. Stanton and Mr. Thorn, on behalf of Focus Impact, XCF and their respective advisors and representatives met in person and virtually to further discuss, and come to agreement on, divergent views regarding certain open items with respect to the Letter of Intent, the mechanics of the business combination and XCF’s business model, operations and strategy. Following these discussions, on December 5, 2023, Focus Impact provided XCF with a further revised draft of the Letter of Intent, which included (i) a $1,600,000,000 to $1,900,000,000 enterprise value of XCF, with the transaction structure to be finalized promptly following the execution of the Letter of Intent, taking into account tax and other business considerations and Nasdaq rules and listing standards, (ii) lock-up restrictions on 85-95% of the NewCo shares to be held by the New Rise shareholders for a 180-day period post-Closing (the “New Rise Lock-Up”), with 10% of such NewCo shares subject to the New Rise Lock-up to be released 180 days following the date of Closing, and each remaining third of such NewCo shares to be released from the New Rise Lock-Up on the 12-month, 18-month and 24-month anniversaries of Closing, respectively, (iii) a reasonable efforts covenant to effect the registration of NewCo shares to be held by the New Rise shareholders that are not subject to the New Rise Lock-Up, (iv) an early release of the NewCo shares subject to the New Rise Lock-Up if the closing price of the NewCo common stock exceeds $12 per share for any 20 trading days within any 30-trading-day period to commence at least 150 days after Closing, (v) the right for Focus Impact to designate two NewCo Directors, (vi) the addition of an industry director to be identified by XCF management to the NewCo Board, and (vii) the purchase or maintenance by NewCo of customary D&O insurance, including tail coverage, for the former directors and officers of Focus Impact.
On December 7, 2023, XCF provided Focus Impact with a revised draft of the Letter of Intent, which provided (i) a $1,750,000,000 enterprise value of XCF, (ii) a 12-month lock-up period from Closing with respect to any NewCo shares received by the Sponsor and XCF’s management team at Closing, (iii) lock-up restrictions on 90% of the

NewCo shares to be held by the New Rise shareholders and the continuing XCF stockholders for a period following Closing (the “Revised New Rise Lock-Up”), with 10% of such NewCo shares subject to the Revised New Rise Lock-Up to be released 90 days after NewCo has issued its first post-Closing quarterly earnings release, 30% of such NewCo shares subject to the Revised New Rise Lock-Up to be released 6 months after Closing and the remaining 60% of such NewCo shares subject to the Revised New Rise Lock-Up to be released 12 months after Closing, (iv) a reasonable efforts covenant to effect the registration of NewCo shares to be held by the New Rise shareholders and the continuing XCF stockholders that are not subject to the Revised New Rise Lock-Up, (v) an early release of the NewCo shares subject to the Revised New Rise Lock-Up if the closing price of the NewCo common stock exceeds $12 per share for any 20 trading days within any 30-trading-day period commencing on the Closing Date, (vi) the right for Focus Impact to designate one NewCo Director, (vii) a reasonable efforts covenant to add an industry director to be identified by XCF management to the NewCo Board, (viii) the issuance of up to 500,000 NewCo shares to such industry director as part of an incentive package to encourage such industry director to join the NewCo Board, (ix) an initial unallocated share reserve equal to 7% of the fully diluted NewCo common stock for the NewCo EIP and (x) the automatic extension of the initial 60-day exclusivity provision under the Letter of Intent for successive 30-day periods as long as (a) Focus Impact is continuing to pursue the business combination transaction in good faith and (b) neither of Focus Impact nor XCF, as the case may be, has informed the other that it intends to no longer pursue the business combination transaction.
Following additional discussions regarding the Letter of Intent between Focus Impact and XCF and their respective advisors and representatives, later in the same day on December 7, 2023, Focus Impact provided XCF with a proposed execution version of the Letter of Intent, which reflected, among other things, the agreement to which the parties had come over the course of their negotiations regarding the following material terms: (i) a $1,750,000,000 enterprise value of XCF, (ii) a 12-month lock-up period from Closing with respect to any NewCo shares received by the Sponsor and XCF’s management team at Closing, (iii) lock-up restrictions on 90% of the NewCo shares held by XCF stockholders (other than XCF management and the New Rise shareholders) for a period following Closing (the “XCF Shareholder Lock-Up”), with 10% of such NewCo shares subject to the XCF Shareholder Lock-Up to be released 90 days after NewCo has issued its first post-Closing quarterly earnings release, 30% of such NewCo shares subject to the XCF Shareholder Lock-Up to be released 6 months after Closing and the remaining 60% of such NewCo shares subject to the XCF Shareholder Lock-Up to be released 12 months after Closing, (iv) a reasonable efforts covenant to effect the registration of NewCo shares held by XCF stockholders (other than XCF management and the New Rise shareholders) that are not subject to the XCF Shareholder Lock-Up, (v) an early release of the NewCo shares subject to the XCF Shareholder Lock-Up if the closing price of the NewCo common stock exceeds $12 per share for any 20 trading days within any 30-trading-day period to commence at least 150 days after Closing, (vi) the right for Focus Impact to designate two NewCo Directors, (vii) the issuance of a number NewCo shares up to a cap to be determined to the industry director as part of an incentive package to encourage such industry director to join the NewCo Board and (viii) a 60-day exclusivity period binding on XCF, which (a) is to commence on the date of the signing of the Letter of Intent and (b) automatically extends for successive 30-day periods as long as Focus Impact is continuing to pursue the business combination transaction in good faith. During the course of negotiation, XCF and Focus Impact refined their expectations of transaction enterprise value from a wider range of $1,500,000,000 to $2,000,000,000, to a more narrow range of $1,600,000,000 to $1,900,000,000 and then to a single-point transaction enterprise valuation of $1,750,000,000, which was reflected in the executed Letter of Intent. The Focus Impact Board reviewed the forecast revenue, EBITDA and net income in 2025 following the existing facility conversion to sustainable aviation fuel production and considered the multiple of these financial metrics in determining a range of enterprise value for XCF. See the section entitled “—Certain Forecasted Information about XCF” herein for more information. The enterprise value range served as the foundation for Focus Impact’s subsequent determination of the single-point valuation following negotiations with XCF and as supported by Focus Impact’s further diligence efforts. During the period between the initial Letter of Intent to the final executed Letter of Intent, Focus Impact was able to advance its due diligence of XCF, in particular with a visit to the New Rise Reno facility and corresponding meetings with the XCF management team. This onsite due diligence and management meetings facilitated Focus Impact’s assessment of the aforementioned factors it considered in establishing a transaction valuation for XCF and contributed to a refining of the transaction valuation to a single-point within the range, as Focus Impact was able to inspect the equipment at the New Rise Reno facility and confirm that it aligned within its expectations of transaction enterprise value.
Later that day, on December 7, 2023, Focus Impact and XCF executed Focus Impact’s proposed execution version of the Letter of Intent.

In determining to execute the Letter of Intent with Focus Impact and move forward with the negotiation of definitive transaction agreements, the XCF Board considered a variety of factors, including Focus Impact’s experience, proven capital raising success, and the proposed valuation target.
Following the execution of the Letter of Intent, Focus Impact conducted additional diligence of XCF, began engaging its advisors with respect to capital raising, transaction structure and definitive documentation. The Focus Impact management subsequently provided individual members of the Focus Impact Board with updates on the executed Letter of Intent and the planned public announcement of the Letter of Intent.
Following the execution of the Letter of Intent, the parties discussed certain options for transaction structure and agreed to structure the potential business combination as a “double dummy” transaction following discussions between the parties and their third-party advisors. Under the “double dummy” transaction structure, (i) a subsidiary of Focus Impact, known as NewCo, will form two subsidiaries, one of which will merge with and into XCF, with XCF being the surviving entity and (ii) Focus Impact will merge with and into the other NewCo subsidiary, with the other NewCo subsidiary being the surviving entity. Following such mergers, each of XCF and the other NewCo subsidiary will be a subsidiary of NewCo and NewCo will become the publicly traded company.
With respect to post-closing governance terms, the parties did not move away from the board composition terms agreed in the Letter of Intent.
On December 29, 2023, Focus Impact issued a press release announcing it had entered into the Letter of Intent with XCF.
Between December 2023 and January 2024, Mr. Stanton and Mr. Thorn, on behalf of Focus Impact and the XCF management team and their respective advisors held a number of virtual meetings in which they discussed, among other things, the financial and other terms of the business combination transaction, capital raising opportunities, PIPE funding commitments and the NewCo Board’s composition. The parties also discussed the scope and process for Focus Impact’s due diligence review of XCF in connection with its evaluation of the business combination transaction, as well as the overall timeline and process with respect to the business combination transaction. From January 17 to January 18, 2024, the Focus Impact management team conducted an additional site visit of the New Rise facilities in Reno, NV.
Between January 9, 2024 and March 11, 2024, Mr. Stanton and Mr. Thorn, on behalf of Focus Impact, XCF and their respective representatives and advisors held several meetings in person and met on a weekly basis via video conference to discuss due diligence efforts, capital raising strategy and marketing, necessary audits of New Rise’s financial statements, and key terms and conditions of the business combination transaction included (i) the purchase price, (ii) closing conditions, (iii) the definition of key terms such as a material adverse effect, (iv) each party’s obligations between signing and closing, (v) interim operating covenants of the parties between signing and closing, (vi) exclusivity, recommendation, transaction support and termination rights, (vii) representations and warranties and (viii) expected transaction-related capital raising.
Between December 28, 2023 and March 11, 2024, Kirkland provided XCF with diligence requests for additional information regarding XCF’s and New Rise’s business and operations, including with respect to employment practices, employee benefits, executive compensation, real estate holdings, technology and intellectual property, environmental, health, safety and regulatory considerations, environmental, social and governance considerations, tax credit considerations, international trade and national security matters, and corporate matters.
On January 29, 2024, Kirkland organized a diligence call with the management teams of both XCF and New Rise and their respective legal and financial advisors, during which Kirkland asked the management teams of XCF and New Rise further detailed diligence questions with respect to XCF and New Rise’s operations and business.
Subsequent to the receipt of the initial diligence requests from Kirkland through March 11, 2024, XCF management and the XCF Board met regularly to discuss status of diligence matters, and XCF management had regular discussions with Stradley Ronon Stevens & Young, LLP (“Stradley”), XCF’s legal counsel regarding diligence requests, responses and status. XCF management provided Focus Impact and its advisors with responses to diligence requests and held multiple meetings with Focus Impact and its advisors to discuss status of diligence.
From January to March 2024, XCF worked with CCM through several meetings in person and met on a weekly basis via video conference to discuss capital raising strategy. XCF management and the XCF Board met on a regular basis during this time to discuss capital raising strategies. The XCF Board instructed XCF management to engage additional investment bankers to assist XCF with capital raising strategies and potential investor outreach, and on March 7, 2024, XCF engaged Height Capital Markets (“HCM”). Following HCM’s engagement, XCF, CCM and HCM have held weekly via teleconference to review capital raising opportunities.
On January 16, 2024, Kirkland distributed an initial draft of the Business Combination Agreement to Stradley, which included, among other things, (i) the post-closing governance terms set forth in the Letter of Intent (including BHAC’s right to designate two directors to the NewCo Board) and (ii) the “double dummy” transaction structure according to which the parties had agreed to structure the Business Combination following the execution of the Letter of Intent. On January 22, 2024, XCF and representatives of Stradley discussed comments to the initial draft of the Business Combination Agreement. On January 22, 2024, Stradley delivered a revised draft of the Business Combination Agreement (the “First Stradley BCA Revision”) to Kirkland, which included (i) revisions to certain representations and warranties of each of XCF and Focus Impact, (ii) certain carveouts to restrictions on XCF’s conduct of its business during the period between the execution of the Business Combination Agreement and Closing (the “Interim Period”), (iii) additional restrictive covenants with respect to the conduct of Focus Impact’s business and (iv) a monetary cap in an amount to be confirmed to the obligation that NewCo pay off any Focus Impact working capital loans following the consummation of the Business Combination. The First Stradley BCA Revision did not propose any revisions with respect to the post-closing governance terms set forth in the Letter of Intent or the “double dummy” transaction structure agreed by the parties following the execution thereof.
On February 6, 2024, Kirkland circulated a list of issues with respect to the Business Combination Agreement to Stradley, which included (i) XCF stockholder approval matters, (ii) S-4 registration matters, (iii) financing matters, (iv) compensation matters pertaining to the Interim Period, (v) diligence matters, including capitalization, incentive equity issuances and existing indebtedness, (vi) purchase price matters, including treatment of convertible debt instruments, incentive equity and existing indebtedness, as well as working capital targets and (vii) required financial statements (the “Initial BCA Issues List”).
On February 6, 2024, Focus Impact retained Zukin to conduct a review of the basis for the projections of future financial performance provided by XCF and the underlying assumptions used to make such projections.
Throughout the process of discussions between XCF and Focus Impact and their respective advisors regarding the proposed business combination, the XCF Board received regular updates regarding the status of negotiations of the draft agreements, significant issues under discussion between XCF management, Focus Impact management and their respective advisors, including the Initial BCA Issues List and additional issues lists prepared by Stradley, and discussed and provided feedback with respect to those matters and additional matters relating to the proposed business combination.
On February 7, 2024, Kirkland and Stradley met virtually to discuss the Initial BCA Issues List.
On February 15, 2024, Focus Impact engaged EntrepreneurShares as its financial advisor to render a written opinion as to whether, as of the date of such opinion, the Business Combination is fair from a financial point of view to Public Stockholders (other than the Sponsor, its affiliates and any other holder of shares of Class B common stock of Focus Impact).
On February 20, 2024, Kirkland delivered a revised draft of the Business Combination Agreement to Stradley (the “Second Kirkland BCA Draft”), which included (i) revisions to certain representations and warranties of each of XCF and Focus Impact, (ii) certain carveouts to restrictions on XCF’s conduct of its business during the Interim Period, (iii) additional restrictive covenants with respect to the conduct of Focus Impact’s business, (iv) a monetary cap to the obligation that NewCo pay off any Focus Impact working capital loans following the consummation of the Business Combination, (v) revisions to the merger consideration mechanics and (vi) a covenant with respect to financing BHAC may seek to obtain during the Interim Period. The Second Kirkland BCA Draft did not propose any revisions with respect to the post-closing governance terms set forth in the Letter of Intent or the “double dummy” transaction structure agreed by the parties following the execution thereof.
Between February 20, 2024 and March 11, 2024, Focus Impact and Kirkland, on the one hand, and XCF and Stradley, on the other hand, distributed, exchanged and agreed upon numerous drafts of the Sponsor Letter Agreement by and among Focus Impact, the Sponsor and NewCo (the “Sponsor Letter Agreement”) and the form of Company Support Agreement to be entered into by and among Focus Impact, NewCo, XCF and certain XCF stockholders (the “Company Support Agreements” and together with the Sponsor Letter Agreement, collectively, the “Ancillary Documents”). Over the same period of time, Kirkland and Stradley engaged in numerous conference calls to address and negotiate differing views on certain key terms and conditions of the Ancillary Documents. These discussions focused on several critical issues, including the (i) lock-up terms for XCF management and certain equityholders of XCF, which included Randy Soule. The parties also debated the (ii) scope and extent of the registration rights provisions and (iii) treatment of certain convertible notes issued by XCF following the Closing and registration rights. These discussions were an integral part of ensuring that the Ancillary Documents aligned with the broader transaction terms and addressed the interests of all stakeholders. Throughout negotiations, the parties came to agreement. For further information related to these agreements, please see the section entitled “Certain Agreements Related to the Business Combination.”
On February 25, 2024, Stradley distributed an initial draft of the form of Company Support Agreement to Kirkland.
On February 26, 2024, the Focus Impact Board met virtually to receive additional information on the negotiation of the Business Combination Agreement and the Ancillary Documents, with representatives of Kirkland, Zukin and EntrepreneurShares in attendance for all or a portion of the meeting. During such meeting, representatives of Kirkland reviewed with members of the Focus Impact Board (i) their fiduciary duties in connection with the Business Combination and (ii) any conflicts with respect to interests of certain parties in the Business Combination (including the members of the Focus Impact Board, the Sponsor and its affiliates). As part of this discussion, the Focus Impact Board did not disclose any potential conflicts of interest of its members.
On March 7, 2024, Kirkland delivered a revised draft of the Business Combination Agreement to Stradley, (the “Third Kirkland BCA Draft”) which included (i) key material provisions of the Company Support Agreements into which XCF equityholders were to enter concurrent with the signing of the Business Combination Agreement, (ii) entry into a form of registration rights agreement by and among NewCo, the Sponsor and certain XCF equityholders at Closing, (iii) XCF’s obligation to pay 100% of the HSR Act filing fee and 100% of the cost of XCF’s D&O insurance tail policy, (iv) revisions of the “Fully Diluted Company Shares Outstanding” definition to cover the treatment of any convertible equity or debt instruments, (v) inclusion of New Rise under the definition of “Group Companies” for all purposes of the Business Combination Agreement, (vi) NewCo’s obligation to reimburse Focus Impact for certain expenses due and payable prior to Closing, (vii) updates to the required company audited financial statements, (viii) revisions to certain representations and warranties of each of XCF, New Rise and Focus Impact, (ix) revisions to certain restrictions on XCF’s conduct of its operations during the Interim Period, including with respect to (a) the incurrence of indebtedness and capital expenditures and (b) the conduct of operations at the New Rise facility in Reno, Nevada and the consummation of the acquisitions of (1) the New Rise renewable diesel production facility located in Reno, Nevada and (2) the New Rise sustainable aviation fuel production facility located in Reno, Nevada (such acquisitions, collectively, the “New Rise Acquisitions”), (x) revisions to the covenant governing the listing of NewCo securities on a stock exchange, (xi) addition of certain covenants, including with respect to the production of sustainable aviation fuel at the New Rise sustainable aviation fuel facility following the consummation of the New Rise Acquisitions and entry into the Key Agreement on terms and conditions reasonably satisfactory to Focus Impact and (xii) revisions to the closing conditions to Focus Impact’s obligation to consummate the Business Combination. The Third Kirkland BCA Draft did not propose any revisions with respect to the post-closing governance terms set forth in the Letter of Intent or the “double dummy” transaction structure agreed by the parties following the execution thereof.
Between March 6 and March 10, 2024, each of Marsh, which conducted a review of XCF’s insurance coverage, Zukin, which conducted a review of the underlying assumptions of and basis for the projections of future financial performance prepared by XCF, and Kirkland, which conducted a legal due diligence review of XCF, provided Focus Impact with reports summarizing each of their key findings with respect to XCF. These reports were provided to the Focus Impact Board in advance of the videoconference meeting of the Focus Impact Board on March 10, 2024 (as further described below).
On March 7, 2024, the Focus Impact Board met virtually to discuss and evaluate the terms of the Business Combination, with representatives of Kirkland, Zukin and EntrepreneurShares in attendance for all or a portion of the meeting. During such meeting, representatives of Kirkland reviewed with members of the Focus Impact Board (i) their fiduciary duties in connection with the Business Combination, (ii) any conflicts with respect to interests of certain parties in the Business Combination, (iii) the material terms of the Business Combination Agreement and of the Ancillary Documents and (iv) the draft resolutions they would be asked to approve if the Focus Impact Board determined to approve the Business Combination. The members of the Focus Impact Board discussed the terms of the Business Combination Agreement and Ancillary Documents with Kirkland and the other advisors present. Then, the Focus Impact management team and the Focus Impact Board discussed several matters, including valuation and the renewable fuels market. Then, representatives from EntrepreneurShares provided an overview of the process and methodology for its analysis of whether the Business Combination is fair to Public Stockholders (other than the Sponsor, its affiliates and any other holder of shares of Class B common stock of Focus Impact) from a financial point of view and noted that EntrepreneurShares did not have any conflicts of interest as part of its engagement. Following EntrepreneurShares’ presentation, the members of the Focus Impact Board and the representatives present discussed the Business Combination, remaining open items, and the process to approve the Business Combination.
On the same day, Kirkland distributed an updated draft of the form of Company Support Agreement (the “Updated Company Support Agreement”) and an initial draft of the Sponsor Letter Agreement to Stradley (the “Initial Sponsor Letter Agreement”). The Initial Sponsor Letter Agreement contained customary support provisions and lock-up terms consistent with the Letter of Intent. The Updated Company Support Agreement contemplated, among other things, (i) the execution of a specific form of Company Support Agreement by Randy Soule and each of his affiliated entities that hold shares in New Rise and/or XCF, (ii) the inclusion of certain terms for company support agreements to be entered into by direct and indirect equityholders in New Rise, (iii) representations that any convertible notes that were converted into XCF shares were indeed converted, cancelled and extinguished for no further consideration, (iv) the extension of certain termination deadlines under the New Rise acquisition agreements to align with the termination date under the Business Combination Agreement and (v) the addition of customary registration rights provisions. Additionally, the Updated Company Support Agreement contained a 12-month lock-up for members of XCF management consistent with the Letter of Intent and left lock-up terms with respect to Randy Soule open for further discussion between the parties.
Later that day, Stradley and Kirkland discussed additional terms of the company support agreements to be entered into by Randy Soule, XCF management and other XCF equityholders, including with respect to the number of New Rise and/or XCF shares, as applicable, to be subject to lock-up and lock-up timelines for each of Randy Soule, XCF management and other XCF equityholders. Following such discussion, Kirkland circulated a further revised draft of the form of company support agreement (the “Second Updated Company Support Agreement”). The Second Updated Company Support Agreement added equity interests in New Rise and securities convertible into or exercisable or exchangeable for equity interests in New Rise, in each case prior to the consummation of the New Rise acquisitions, to the shares to be subject to lock-up. On the following day, with respect to the company support agreement to be entered into by Randy Soule and his affiliated entities, Kirkland circulated a further revised draft pursuant to which Randy Soule would agree to (i) be bound by the interim operating covenants under the Business Combination Agreement and (ii) use his reasonable efforts to obtain all the consents required in connection with the New Rise acquisitions and the business combination.
On March 8, 2024, Stradley circulated a revised draft of the Initial Sponsor Letter Agreement (the “Updated Sponsor Letter”). The Updated Sponsor Letter proposed clarifying language with respect to XCF’s ability to enforce the terms thereof in its capacity as a third-party beneficiary thereof. Later that day, Kirkland circulated a further revised version of the Sponsor Letter Agreement (the “Proposed Final Side Letter”), which reflected Stradley’s comments in the Updated Side Letter and additional language permitting the Sponsor to transfer and / or forfeit its sponsor shares or warrants at its discretion to support the issuance of Financing Incentive Shares and / or Financing Incentive Warrants pursuant to the Business Combination Agreement.
On March 8, 2024, Kirkland and Stradley met virtually to discuss the Business Combination Agreement, including (i) mechanics for the delivery of the Company Support Agreements, (ii) terms for the production of SAF at the New Rise SAF production facility, (iii) employment agreements to be entered into at Closing, (iv) insurance requirements during the Interim Period, (v) treatment of certain related party arrangements and (vi) certain terms related to the Key Agreement, including Focus Impact termination rights in the event XCF does not satisfy certain closing conditions with respect thereto.
Following this discussion, on March 10, 2024, Kirkland delivered a revised draft of the Business Combination Agreement (the “Fourth Kirkland BCA Draft”) to Stradley, which included (i) the delivery of amended and restated governing documents with respect to each of NewCo and XCF at Closing, (ii) revisions to XCF and New Rise’s representation and warranty with respect to the delivery of the Company Support Agreements, (iii) revisions to the covenants governing the production of SAF at the New Rise SAF production facility, (iv) addition of certain covenants with respect to (a) the entry into employment agreements by and between NewCo, on the one hand, and each member of XCF senior management at Closing, on the other hand, (b) the purchase of commercial insurance coverage by XCF during the Interim Period on terms reasonably satisfactory to Focus Impact and (c) the termination of certain related party arrangements, (v) revisions to the closing conditions to Focus Impact’s obligation to consummate the Business Combination and (vi) Focus Impact termination rights in the event XCF does not satisfy certain closing conditions with respect to the Key Agreement. The Fourth Kirkland BCA Draft did not propose any revisions with respect to the post-closing governance terms set forth in the Letter of Intent or the “double dummy” transaction structure agreed by the parties following the execution thereof.
On that same day, Stradley delivered a revised draft of the Business Combination Agreement (the “Second Stradley BCA Revision”) to Kirkland, which included minor revisions to the representations and warranties of XCF and New Rise. The Second Stradley BCA Revision did not propose any revisions with respect to the post-closing governance terms set forth in the Letter of Intent or the “double dummy” transaction structure agreed by the parties following the execution thereof or contain any changes with respect to any other material terms of the Business Combination.
On March 10, 2024, the Focus Impact Board met virtually, received updates on the Business Combination process and agreed to reconvene the following day to discuss any remaining open items and vote on the Business Combination.
On the morning of March 11, 2024, Kirkland sent the Focus Impact Board drafts of (i) the Business Combination Agreement and the schedules and annexes thereto and (ii) the Ancillary Documents (the “Business Combination Documentation Drafts”).
Later that day, on March 11, 2024, Kirkland delivered a proposed execution version of the Business Combination (the “BCA Proposed Execution Version”) Stradley, which included (i) addition of the entry into a warrant assignment and assumption agreement by and between NewCo and Focus Impact following the execution of the Business Combination Agreement and (ii) addition of certain covenants regarding (a) the establishment of a standalone 401(k) and medical plan at the NewCo level and (b) the delivery of delivery of required financial statements following the execution of the Business Combination Agreement. The BCA Proposed Execution Version did not propose any revisions with respect to the post-closing governance terms set forth in the Letter of Intent or the “double dummy” transaction structure agreed by the parties following the execution thereof or contain any changes with respect to any other material terms of the Business Combination. Stradley did not provide comments or propose revisions to the BCA Proposed Execution Version with respect to any material terms.
Later that day, on the evening of March 11, 2024, Kirkland delivered proposed execution versions of the Business Combination Agreement and Ancillary Documents (the “Business Combination Proposed Execution Versions”) to the Focus Impact Board.
On the morning of March 11, 2024, Stradley sent the XCF Board the Business Combination Documentation Drafts.
Later in the morning of March 11, 2024, the XCF Board met in person and virtually to evaluate the Business Combination Documentation Drafts, with representatives of Stradley in attendance for the entirety of the meeting. During the meeting, Stradley reviewed the status of the Business Combination Documentation Drafts with the XCF Board, provided an overview of the key terms of the Business Combination Agreement and discussed the parties’ plans to publicly announce the transaction. Certain directors asked questions, which were answered.
Following these discussions, the XCF Board, among other things, unanimously (i) approved and adopted the execution, delivery and performance by XCF of the Business Combination Agreement and each of the Ancillary Documents, (ii) authorized the execution, delivery and performance by XCF of the Business Combination Agreement and the Ancillary Documents to which XCF is or will be a party and the consummation of the transactions contemplated thereby, (iii) determined that the transactions contemplated by the Business Combination Agreement are fair to and in the best interests of XCF and its stockholders; (iv) directed that the Business Combination Agreement and the transactions contemplated thereby be submitted to XCF’s stockholders for approval and adoption at a special meeting of stockholders or through action by written consent of the stockholders without a meeting, and (v) recommended that XCF stockholders vote to approve and adopt the Business Combination Agreement and the transactions contemplated thereby.
On the evening of March 11, 2024, the Focus Impact Board met virtually to evaluate and act on the proposed final terms of the Business Combination and the Business Combination Documentation Drafts (the “Business Combination Proposed Execution Versions”) that had been circulated ahead of the meeting by Kirkland, with representatives of Kirkland and EntrepreneurShares in attendance for all or a portion of the meeting.

First, a representative from EntrepreneurShares provided an overview of the process and methodologies used for its analysis of whether the Business Combination is fair to Public Stockholders (other than the Sponsor, its affiliates and any other holder of shares of Class B common stock of Focus Impact) from a financial point of view. Members of the Focus Impact Board subsequently asked questions regarding EntrepreneurShares’ methodology and process, which were answered. Then, the representative from EntrepreneurShares rendered EntrepreneurShares’ oral opinion to the Focus Impact board of directors (which was confirmed in writing by delivery of EntrepreneurShares’ written opinion dated the same date) to the effect that, as of such date, the Business Combination is fair from a financial point of view to Public Stockholders (other than the Sponsor, its affiliates and any other holder of shares of Class B common stock of Focus Impact).
Following this discussion on the fairness process, the Focus Impact management team and Kirkland provided an overview of the proposed final terms of the Business Combination. A discussion regarding diligence, prospective PIPE arrangements, certain material contracts and the process for the delivery of PCAOB financials ensued. Certain directors asked questions, which were answered.
Then, a representative from Kirkland informed the Focus Impact Board that there were no material changes between the Business Combination Documentation Proposed Execution Versions. The representative referenced and described certain incremental changes between the Business Combination Documentation Proposed Execution Versions, including items on the disclosure schedules that had been resolved immediately prior to the meeting and were reflected in the execution versions. Certain directors asked questions, which were answered. Following the discussion of these incremental changes, the representative from Kirkland asked the members of the Focus Impact Board if they had had sufficient time to review the Business Combination Documentation Drafts. The Focus Impact Board confirmed they did have sufficient time to review the Business Combination Documentation Drafts.
Following further discussion, upon a motion duly made and seconded, the Focus Impact Board, among other things, unanimously (i) approved and adopted the execution, delivery and performance by Focus Impact of the Business Combination Agreement and each of the Ancillary Documents, (ii) authorized the execution, delivery and performance by Focus Impact of the Business Combination Agreement and the Ancillary Documents to which Focus Impact is or will be a party and the consummation of the transactions contemplated thereby, (iii) declared that it was advisable, fair to and in the best interests of Focus Impact and its stockholders to consummate the transactions contemplated by the Business Combination Agreement and the Ancillary Documents, (iv) declared that the Business Combination, the Ancillary Documents and the transactions contemplated thereby are fair from a financial point of view to Public Stockholders (other than the Sponsor, its affiliates and any other holder of shares of Class B common stock of Focus Impact), (v) recommended that the Business Combination Agreement, the Ancillary Agreements, the transactions contemplated thereby and other proposals related thereto be submitted to Public Stockholders for approval and (vi) recommended that Public Stockholders entitled to vote thereon vote their shares in favor of approving and adopting the Business Combination Agreement, the Ancillary Documents, the transactions contemplated thereby and other proposals related thereto.
On the evening of March 11, 2024, following the meetings described above, the parties executed and delivered the Business Combination Agreement and certain other Ancillary Documents, including the Sponsor Letter Agreement and the Company Support Agreements.
On the morning of March 12, 2024, Focus Impact filed a Current Report on Form 8-K, which filed as exhibits (i) a joint press release, dated March 12, 2024, (ii) an investor presentation providing information on XCF and a summary of certain key terms of the Business Combination and (iii) the Business Combination Agreement and the Ancillary Documents to which Focus Impact is or will be a party.
The parties have continued and expect to continue regular discussions in connection with, and to facilitate, the closing of the business combination.
Focus Impact’s Board of Directors’ Reasons for the Approval of the Business Combination
Focus Impact’s board of directors, in evaluating the Business Combination, consulted with Focus Impact’s management and financial, legal and other advisors. In reaching its unanimous resolution (i) to approve and adopt the execution, delivery and performance by Focus Impact of the Business Combination Agreement, the Ancillary Documents to which Focus Impact is or will be a party and the consummation of the transactions contemplated thereby, (ii) that it was advisable, fair to and in the best interests of Focus Impact and its stockholders to consummate the transactions contemplated by the Business Combination Agreement and the Ancillary Documents, (iii) to

recommend that the Business Combination Agreement, the Ancillary Documents, the transactions contemplated thereby and other related proposals be submitted to Focus Impact stockholders for approval and (iv) to recommend that Focus Impact stockholders entitled to vote thereon vote their shares in favor of approving and adopting the Business Combination Agreement, the Ancillary Documents, the transactions contemplated thereby and other related proposals.
In light of the number of factors it considered in connection with its evaluation of the Business Combination including, but not limited to, the factors discussed below, Focus Impact’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. Focus Impact’s board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Focus Impact’s board of directors’ reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”
Before reaching its decision, Focus Impact’s board of directors discussed the results of the due diligence conducted by Focus Impact’s management and advisors, which included:
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Discussion and review of materials provided by the Focus Impact management team regarding XCF (including, after giving effect to the New Rise Acquisitions, New Rise), the Business Combination and consideration to be paid during virtual meetings held on February 26, 2024 and March 7, 2024;

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Extensive meetings and calls with XCF’s management team and on-site visits to multiple XCF and New Rise locations to understand and analyze XCF’s and New Rise’s business, competitive landscape and positioning, SAF production technology functionality and features, projected financial performance and project pipeline, among other topics;

•	Review of diligence materials and interviews conducted by Focus Impact;
•	Review of legal and insurance diligence materials submitted by Kirkland & Ellis LLP, Focus Impact and Marsh;
•	Calls, discussions and research reviews with industry experts regarding the renewable fuel market, SAF, the SAF regulatory environment and green aviation technologies;
•	Discussion and review of the emissions advantages and implications of renewable fuel, including SAF;
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Other due diligence activities relating to pipeline projects, accounting, legal, tax, insurance, operations and other matters conducted in conjunction with external advisors, including Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC and BTIG, LLC;

•	Review of XCF’s and New Rise’s financial statements and valuation analyses;
•	Detailed analysis of XCF’s and New Rise’s Initial Financial Projections by Focus Impact;
•	Third-party fairness review conducted by EntrepreneurShares;
•	Third-party review of reasonable basis for XCF’s and New Rise’s Initial Financial Projections conducted by Zukin; and
•	Research on comparable companies and relevant industries, including renewable diesel producers, SAF producers, renewable natural gas and other biofuels producers.
Focus Impact’s board of directors considered a number of factors pertaining to XCF (including, after giving effect to the New Rise Acquisitions, New Rise) and the Business Combination as generally supporting its decision to enter into the Business Combination Agreement, including, but not limited to, the following material factors:
Growing Total Addressable Market. Focus Impact’s board of directors considered that the renewable fuel market is experiencing increased demand worldwide. According to the International Energy Agency (“IEA”), the aviation industry’s share of global energy-related carbon emissions has been growing faster in recent decades than any other mode of transportation and grew at an average of 2.3% per year from 1990 to 2019. According to Coherent Market Insights, the global SAF market is expected to reach approximately $20.0 billion in size by 2030. The

International Air Transport Association (IATA) estimates the number of flights operated on SAF and the volume of SAF forward purchases were 500 and $2.5 billion, respectively, in 2016 and are expected to grow to 2 million and $30 billion, respectively, by 2025. XCF intends to produce second-generation cellulosic SAF which is produced from plants and/or SAF that has been produced from waste oils. This renewable fuel is engineered to achieve net zero emissions and provides a drop-in fuel solution. SAF is a synthetic jet fuel chemically identical to jet fuel, and can be used in engines without the need for blending with petroleum fuels or costly engine modifications. As XCF is currently focused on pure play SAF production, Focus Impact’s board of directors believes XCF is well-positioned to address the needs of the growing SAF market.
Hydroprocessing-Powered and Feedstock-Agnostic Business Model. XCF’s SAF production technology uses hydroprocessing to convert fats, oils and greases and allows for the use of a variety of feedstocks, including agricultural residues, which results in the production of a drop-in conventional jet fuel substitute that does not require modifications to existing aircraft or fuel infrastructure and offers a pathway to efficient transition to sustainable aviation.
Scalable Plant Building Model and SAF Production Capacity. XCF’s SAF plants rely on (i) modular and repeatable plant design and (ii) proven technologies provided by experienced equipment providers, both of which position it to scale its operations efficiently and to play a leading role in the SAF market moving forward. XCF estimates that it has the capacity to ramp up its current production capacity of 38 million gallons of neat SAF to an anticipated expansion to over 150 million gallons per year over the next 5 years.
Market and Regulatory Tailwinds. XCF’s focus on pure play SAF production benefits from the confluence of growing public and private support of SAF, the aviation sector’s growing interest in SAF and a favorable regulatory and policy environment at the federal and state levels.
Strong Project Pipeline. XCF’s management team has identified over 6 locations across the United States for future expansion plants. The Focus Impact management team anticipates that XCF’s near-term expansion pipeline represents an opportunity to generate more than $300 million in EBITDA within 3 years. In support of the SAF Grand Challenge, a US government-wide commitment to scale up the production of SAF to 35 billion gallons per year by 2050 with a near-term milestone of 3 billion gallons by 2030, major airlines have set 2030 targets for incorporating SAF into their fuel procurement programs. According to the Sustainable Aviation Fuel Market Outlook (June 2024 update) by SkyRNG, SAF capacity announcements to date in the US are expected to produce 2.2 billion gallons of SAF by 2030 leaving a potential shortfall of around 800 million gallons of SAF necessary for achieving the 2030 milestone. As a result of demand from airlines for realizing near-term sustainability targets and an anticipated shortfall of production capacity through 2030, we believe SAF pricing will continue to be supported due to the forecasted shortfall in volume as we bring our initial facility online in 2024 and additional facilities online in 2026 and 2028. We intend to use our initial facility as a construction blueprint for future facilities, and accordingly assume that the expense structure and EBITDA potential of future facilities will be similar to our initial facility. In the next year, we anticipate that our initial facility will produce neat SAF at a steady-state annual capacity of 38 million gallons, and upon completion and commissioning of the three subsequent planned facilities by 2028, we expect linear expansion in EBITDA of three to four times.
Due Diligence. Focus Impact’s board of directors reviewed and discussed in detail the results of the due diligence examination of XCF conducted by Focus Impact’s management team and Focus Impact’s financial, technical and legal advisors, which included a number of meetings with XCF’s management team regarding XCF’s business and business plan, operations, prospects and forecasts, valuation analyses with respect to the Business Combination, review of near-term and executable contracts, strategic partnerships and other material matters, as well as general financial, technical, market, legal, insurance, tax and accounting due diligence. In particular in addition to its primary due diligence, the Focus Impact management team engaged: (i) Kirkland & Ellis LLP as its legal adviser, who conducted a comprehensive review of XCF’s legal structure, business contracts, financing agreements and legal status, (ii) Marsh to conduct a review and assessment of XCF’s insurance and risk management policies, and (iii) Zukin to conduct a reasonable basis review of XCF’s Initial Financial Projections and preparedness to be a public company. Focus Impact’s board of directors reviewed reports from each of these advisers and had the opportunity to ask questions regarding the reports. As a general matter, neither the Management Call nor the other legal due diligence resulted in any material red flags that impacted the negotiations of the transaction structure or legal documentation. Neither the Marsh review nor the legal due diligence resulted in any material red flags that impacted the negotiations of the transaction structure or legal documentation.

Upside Potential. Focus Impact’s board of directors believes that XCF holds substantial upside potential in light of (i) the industry and business characteristics outlined above and (ii) the relative valuation multiples of projected XCF revenue based on implied transaction value in comparison to comparable renewable natural gas and other biofuels producers. As noted in a presentation submitted by the Focus Impact management team to Focus Impact’s board of directors, the average multiple of revenue and EBITDA projected for comparable companies in 2025 is 1.63x and 8.02x, respectively, whereas the multiple of revenue and EBITDA projected for XCF in 2025 at the implied transaction value is 3.48x and 6.77x, respectively. The material findings of the presentation provided by the Focus Impact management team to the Focus Impact board of directors included, among other things, that (i) XCF participated in a growing industry, (ii) there is strong public and private support for the adoption of sustainable aviation fuel, (iii) XCF has elements of a strong business model with proven technology and feedstock sourcing, near-term cash flow visibility and an experienced management team and (iv) the Company has a replicable facility design supporting a strong growth plan. In determining the enterprise value multiple of revenue and EBITDA for public companies that are comparable to XCF, Focus Impact management compared XCF to a universe of public peers that included renewable diesel and sustainable aviation fuel producers such as Calumet, Neste, Gevo, LanzaJet and Vertex, as well as renewable natural gas and other biofuel producers such as Aemetis, Ameresco, Darling Ingredients, Green Plains, Montauk Renewables and Opal Fuels. Focus Impact management’s findings were supported by the Initial Financial Projections that XCF provided the Focus Impact management team, which were subject to several estimates and assumptions. See the section entitled “Proposal No. 1 – The Business Combination Proposal – Certain Forecasted Information about XCF” for more information. Focus Impact’s board of directors believes that, when combined with the industry and business characteristics described above, these relative valuation multiples provide a source of potential upside for Focus Impact stockholders in the Business Combination.
Public Listing as Pure Play SAF Producer through Business Combination. Subject to NYSE or Nasdaq listing approval, the Business Combination would represent an opportunity to bring a significant pure play SAF company to the U.S. public markets and position XCF as a leader in this growing sector. The Business Combination represents an opportunity for XCF to raise capital, receive additional coverage and gain higher visibility among retail investors and large institutional investors.
Financial Condition. Focus Impact’s board of directors reviewed factors such as XCF’s historical financial results, outlook and business and financial plans, as well as near-term cash flow visibility, and certain relevant information provided by and comparative analyses undertaken by Cohen and EntrepreneurShares with respect to precedent transactions and companies that could have been potential alternative transaction counterparties to XCF for Focus Impact. In reviewing these factors, Focus Impact’s board of directors believed that XCF was well-positioned for strong potential future growth in its industry and represented a significant opportunity for value creation for Focus Impact stockholders.
Fairness Opinion. Focus Impact’s board of directors took into account the oral opinion of EntrepreneurShares (subsequently confirmed in writing), rendered on March 11, 2024, to the effect that, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by EntrepreneurShares in preparing its opinion (attached as Annex I to this joint proxy statement/prospectus), the Business Combination was fair from a financial point of view for the holders of shares of Focus Impact Common Stock (other than the Sponsor, any of its affiliates and any other holder of shares of Focus Impact Class B common stock) (the “Fairness Opinion”), as more fully described in the section entitled “Proposal No. 1 - The Business Combination Proposal - Opinion of EntrepreneurShares Valuation Services.”
Conclusion of the Reasonable Basis Review. Focus Impact’s board of directors took into account Zukin’s findings, as presented to Focus Impact’s board of directors following Zukin’s reasonable basis review, that there is a reasonable basis for the Initial Financial Projections provided by XCF’s management to Focus Impact. Focus Impact’s board of directors was not required under the Existing Charter to obtain the reasonable basis review but did so as part of its due diligence of XCF’s Initial Financial Projections and evaluation of the Business Combination. See the section entitled “Proposal No. 1 − The Business Combination Proposal − Reasonable Basis Review of XCF’s Initial Financial Projections and Underlying Assumptions” for further information relating to Zukin’s analysis and report.
Alternative Transactions. Focus Impact completed its IPO in October 2021 with the objective of consummating an attractive business combination. Since that time, as more fully described in the section entitled “- The Background of the Business Combination.” Focus Impact has evaluated numerous opportunities for a potential business combination. Focus Impact’s board of directors determined, based on the terms of the Business Combination, its review of XCF’s business and the financial data provided to Focus Impact, including XCF’s projected financial statements for the calendar years ended 2024 and 2025, the due diligence of XCF conducted by Focus Impact’s management and Focus Impact’s advisors and a thorough review of other business combination opportunities reasonably available to Focus Impact, that the proposed Business Combination represents the best potential business combination for Focus Impact based upon its evaluation and assessment of numerous other potential acquisition targets.
Consistency with Focus Impact Business Strategy. XCF is consistent with Focus Impact’s mission to amplify positive impact by targeting its investment into a company that aims to deliver significant impact through the provision of its services to its customers and business partner relationships. Key characteristics of Focus Impact’s investment target included, among others, alignment with Sustainable Development Goals and significant attention to Environmental, social and governance (ESG) considerations. Focus Impact’s board of directors believes that XCF is consistent with these criteria.
Negotiated Transaction. The financial and other terms of the Business Combination Agreement and the Ancillary Documents, and the fact that such terms and conditions were the product of arm’s length negotiations between Focus Impact and XCF.
Focus Impact’s board of directors also considered a variety of uncertainties and risks and other potentially negative factors related to the business and prospects of XCF (including, after giving effect to the New Rise Acquisitions, New Rise) and related to the Business Combination including, but not limited to, the following:
Macroeconomic Risks. The risk that the future financial performance of XCF and NewCo may not meet the expectations of Focus Impact’s board of directors due to factors out of XCF’s control, including due to economic cycles or other macroeconomic factors (including those set forth in the section entitled “Risk Factors” of this proxy statement/prospectus).
Development Stage Company Risk. The risk that XCF does not yet have operations, and its projected future operations are significantly dependent on the successful acquisition of New Rise.
Execution Risk. Given the nature of XCF’s business and its early stage of operations, a failure to successfully secure additional funding or to successfully progress project development will result in a substantially negative outcome for the combined company.
Regulation. The risk that changes in the regulatory and legislative landscape or new SAF industry developments may adversely affect the projected financial results and the other business benefits anticipated to result from the Business Combination.
Litigation Related to the Business Combination. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.
Market Volatility. The possibility that the market for Focus Impact Class A Common Stock experiences volatility and disruptions, causing deal disruption.
Business and Industry Risks. The risks relating to (i) increased competition in the SAF and renewable fuel markets in which XCF operates, including the potential for new entrants and innovation, (ii) XCF’s ability to successfully identify and secure additional SAF customers and the availability and price of feedstock, (iii) XCF’s ability to successfully operate its SAF facilities to meet their expected volumes and at their expected costs, (iv) changes in governmental spending and general economic conditions in markets in which XCF operates, including future commodity prices related to feedstock and SAF, (v) dependence on key executive management personnel, some of whom might not choose to remain with NewCo post-Closing and (vi) a possible resurgence in COVID-19 or the emergence of another global pandemic and other business risks (including those set forth in the section entitled “Risk Factors” of this proxy statement/prospectus).
Potential Benefits May Not Be Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe and the significant fees, expenses and time and effort of management associated with completing the Business Combination.

Transaction Certainty Risk. The risk that the Business Combination and related transactions might not be consummated or completed in a timely manner or that the Closing might not occur despite Focus Impact’s efforts, including by reason of a failure to obtain the approval of Focus Impact stockholders, litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin the consummation of the Business Combination.
Redemption Risk. The potential that a significant number of Focus Impact stockholders may elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Existing Charter, which would reduce the gross proceeds to NewCo from the Business Combination and, therefore, could hinder NewCo’s ability to continue its development and growth.
Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Focus Impact’s control.
Listing Risks. The challenges associated with preparing XCF for the applicable disclosure, controls and listing requirements, including compliance with the SEC’s requirements regarding internal controls over financial reporting, to which NewCo will be subject as a publicly traded company on NYSE or Nasdaq, and the increases in legal, accounting and compliance expenses that will result from (i) consummating the Business Combination and (ii) maintaining the listing of NewCo’s securities on NYSE or Nasdaq following the Business Combination may be greater than XCF anticipates.
Liquidation of Focus Impact. The risks and costs to Focus Impact if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in the liquidation of Focus Impact.
Post-Business Combination Ownership and Corporate Governance in NewCo. The fact that current Focus Impact stockholders will hold a minority position in NewCo, and the fact that Focus Impact’s board of directors will be classified and that all NewCo directors will not be elected annually.
Fees and Expenses. The expected fees and expenses associated with the Business Combination, some of which would be payable regardless of whether or not the Business Combination is ultimately consummated.
In addition to considering the factors described above, Focus Impact’s board of directors also considered other factors including, without limitation:
Interests of Certain Persons. Certain members of Focus Impact’s board of directors, and executive officers of Focus Impact may have interests in the Business Combination Proposal, the other proposals described in this proxy statement/prospectus and the Business Combination that are different from, or in addition to, those of Focus Impact stockholders generally (see the section entitled “- Interests of Focus Impact’s Directors and Officers in the Business Combination” of this proxy statement/prospectus).
Other Risks. The various risks associated with the Business Combination, the business of XCF (including, after giving effect to the New Rise Acquisitions, New Rise), and the business of Focus Impact, as described in the section entitled “Risk Factors” of this proxy statement/prospectus.
Focus Impact’s board of directors concluded that the potential benefits expected to be received by Focus Impact and its stockholders as a result of the Business Combination outweighed the potentially negative factors and other risks associated with the Business Combination. Accordingly, Focus Impact’s board of directors unanimously resolved (i) to approve and adopt the execution, delivery and performance by Focus Impact of the Business Combination Agreement, the Ancillary Documents to which Focus Impact is or will be a party and the consummation of the transactions contemplated thereby, (ii) that it was advisable, fair to and in the best interests of Focus Impact and its stockholders to consummate the transactions contemplated by the Business Combination Agreement and the Ancillary Documents, (iii) to recommend that the Business Combination Agreement the Ancillary Documents, the transactions contemplated thereby and other related proposals be submitted to Focus Impact stockholders for approval, and (iv) to recommend that Focus Impact stockholders entitled to vote thereon vote their shares in favor of approving and adopting the Business Combination Agreement, the Ancillary Documents, the transactions contemplated thereby and other related proposals.
The Business Combination Proposal will be approved and adopted if the holders of a majority of the shares of Focus Impact Common Stock represented virtually in person or by proxy and voted thereon at the special meeting vote “FOR” the Business Combination Proposal. The Business Combination is therefore not structured so that approval of at least a majority of unaffiliated Focus Impact stockholders is required. No unaffiliated representative has been retained to act solely on behalf of the public Focus Impact stockholders for purposes of negotiating the terms of the Business Combination on their behalf and/or preparing a report concerning the approval of the Business Combination. The Business Combination was unanimously approved by the Board of Directors.
The preceding discussion of the information and factors considered by Focus Impact’s board of directors is not intended to be exhaustive but includes the material factors considered by Focus Impact’s board of directors. Focus Impact’s board of directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.
For an explanation of material differences in the rights of Focus Impact and NewCo Stockholders, please see the section entitled “Comparison of Corporate Governance and Stockholder Rights.” For a discussion of the federal income tax consequences of the Business Combination to Focus Impact, XCF and their respective stockholders, please see the section entitled “Material U.S. Federal Income Tax Consequences.”
Benefits and Detriments of the Business Combination
Focus Impact
Benefits: Focus Impact must complete a business combination within the required period, or it will be forced to liquidate. Should the Business Combination with XCF close successfully, Focus Impact will therefore benefit. Focus Impact’s board of directors believes that XCF holds substantial upside potential in light of (i) the industry and business characteristics outlined in this proxy statement/prospectus and (ii) the relative valuation multiples of projected XCF revenue based on implied transaction value in comparison to comparable renewable natural gas and other biofuels producers. Please see the “Focus Impact’s Board of Directors’ Reasons for the Approval of the Business Combination” for more information.
Detriments: Focus Impact could potentially have found a target that may have a more optimal risk/return profile than XCF. In this case, Focus Impact, its stockholders and affiliates would stand to benefit more than in the business combination with XCF.
Our Sponsor
Benefits: Our Sponsor and its affiliates, among other things, (1) will only be able to realize a return on its equity in Focus Impact (which may be materially higher than those realized by public Focus Impact stockholders and warrant holders) if Focus Impact completes a business combination within the required period, and (2) has advanced funds to Focus Impact to cover transaction expenses, for which it will only be reimbursed if Focus Impact completes a business combination within the required period. Further, certain of Focus Impact’s officers and directors, and their affiliates, are entitled to receive distributions of the assets of the Sponsor and therefore will benefit when Focus Impact completes a business combination within the required period. Based on the difference in the purchase price of $0.004 that the Sponsor paid for the Sponsor Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the share price of NewCo after the Closing falls below the price initially paid for the Units in the IPO and the Public Stockholders experience a negative rate of return following the Closing. Based on the closing price of $10.23 per share of Focus Impact Class A Common Stock on January 16, 2025, the Sponsor may receive potential profits ranging from $10.226 per share of Focus Impact Class B Common Stock up to $10.23 per share of Focus Impact Class A Common Stock. As a result, if the Business Combination is completed, the Sponsor and Former Sponsor are likely to be able to make a substantial profit on their investment in Focus Impact at a time when shares of NewCo Class A Common Stock have lost significant value. Please see “Interests of Focus Impact’s Directors and Officers in the Business Combination” for more information.
Detriments: Focus Impact could potentially have found a target that may have a more optimal risk/return profile than XCF. In this case, the Sponsor would stand to profit more on its investment more than in the business combination with XCF.
Our Public Stockholders
Benefits: The Focus Impact public stockholders will benefit when the Business Combination closes and, should they choose not to redeem their stock, become stockholders in the public company. Focus Impact’s board of directors took into account the oral opinion of EntrepreneurShares (subsequently confirmed in writing), rendered on March 11, 2024, that the Business Combination was in the best interest of the Focus Impact public stockholders.

Detriments: For non-redeeming stockholders, there is a risk is that the market will not support the valuation of NewCo either as a result of the general market downturn or risks specific to NewCo. In this case, the stock price may be reasonably expected to trade below the trust value of approximately $10.63 as of July 31, 2024. If this scenario were to materialize, it would have better for the public stockholders to redeem their stock at the close of the Business Combination.
XCF
Benefits: Subject to NYSE or Nasdaq listing approval, the Business Combination would represent an opportunity to bring a significant pure play SAF company to the U.S. public markets and position XCF as a leader in this growing sector. The Business Combination represents an opportunity for XCF to raise capital, receive additional coverage and gain higher visibility among retail investors and large institutional investors, which are clear advantages to XCF should they materialize.
Detriments: As a public company, XCF will incur significant legal, accounting and other expenses that XCF does not incur as a privately-held company. XCF will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations of the SEC and the NYSE or Nasdaq, including the establishment and maintenance of effective financial and disclosure controls, changes in corporate governance practices and required filing of annual, quarterly and current reports with respect to our business and results of operations. XCF expects that its management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements.
For a discussion of other potential detriments of the Business Combination to the above parties please see the section entitled “Risk Factors” herein.
Certain Forecasted Information about XCF
XCF management provided Focus Impact management with financial projections on or about February 22, 2024, which were subject to several estimates and assumptions (the “Initial Financial Projections”). The Initial Financial Projections were shared by Focus Impact management with Zukin. Zukin provided an analysis and report on XCF’s financial projections, as detailed below in the section entitled “Reasonable Basis Review of XCF’s Initial Financial Projections and Underlying Assumptions.”
On or about January 9, 2025, XCF management provided Focus Impact management with updated financial forecasts for the calendar year ending December 31, 2025 (the “Updated Financial Projections” and, together with the Initial Financial Projections, collectively, the “Financial Projections”).
The Initial Financial Projections no longer reflect XCF’s outlook for the calendar years ending December 31, 2025 and remain included in this proxy statement/prospectus solely because they were made available to Focus Impact and its advisors, including EntrepreneurShares, prior to approval by the Focus Impact Board of the Business Combination and the execution of the Initial Business Combination Agreement on March 11, 2024, as described elsewhere in this proxy statement/prospectus. The Updated Financial Projections were not available to the Focus Impact Board, Zukin or EntrepreneurShares as of March 11, 2024.
The Financial Projections are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments, and were not intended for third-party use, including by potential investors or existing stockholders. The Financial Projections may be materially different from actual results. Please also see “Cautionary Note Regarding Forward-Looking Statements.”
XCF’s estimates and assumptions include, among others: estimates of the total addressable market for SAF; assumptions regarding costs and availability of feedstocks; estimates of the price our SAF product can be sold; assumptions about when the conversion of New Rise Reno will be completed and commercial production of SAF at New Rise Reno will commence, and assumptions about when our planned construction of New Rise Reno 2 and the further build-out and reconstruction of the Fort Myers and Wilson production facilities will be completed; assumptions regarding performance of our business partner under our existing feedstocks supply and offtake agreement; assumptions regarding airline industry acceptance of SAF for commercial use and the blend ratio of SAF to traditional petroleum-based jet aviation fuel; and assumptions regarding our ability to scale production to meet expected near-term and future demand. In particular, in evaluating 2024 and 2025 revenue, operating expenses and net income, the Focus Impact management team analyzed and relied on financial forecasts prepared by XCF management that reflected an estimated additional capital investment in the New Rise Reno facility of $30 - 50 million, an estimated completion time of approximately 4-6 months for the conversion of the New Rise Reno facility from renewable diesel to sustainable aviation fuel and the start-up of production of that facility; a production capacity of approximately 35-40 million annual gallons of neat SAF for the New Rise Reno facility, prices for sustainable aviation fuel, renewable fuel credits and tax incentives, and sustainable feedstock equal to XCF management’s estimate of current market conditions around the first quarter 2024; operating on ongoing capital expenses in line with contractual arrangements with third-party vendors and as estimated by the XCF management team; depreciation expense in line with XCF management’s estimate of the useful like of the facility and capital equipment; financing costs approximating the costs in the company’s current financing arrangements and an estimate for the cost of additional financing; and a corporate income tax rate approximating current federal and state rates. Focus Impact management also utilized sensitivity analysis around many of these variables to evaluate the impact of a range of varying assumptions on the financial forecast and prospects of XCF.

In connection with the consideration by the Focus Impact Board of the proposed Business Combination, Focus Impact’s management presented to the Focus Impact Board the Initial Financial Projections. The key elements of the Initial Financial Projections considered at that time by the Focus Impact Board are summarized below:(1)

	Calendar Year Ending December, 31, 2024P	Calendar Year Ending December, 31, 2025P
Total Revenue(2)	$156.20	$476.80
Cost of Goods Sold
Feedstock Cost(3)	$53.3	163.7
Fuel Cost(4)	3.3	10.1
SG&A(5)	7.5	22.4
Total cost of goods sold	$64.0	$196.3
Gross Profit	$92.2	$280.5
Margin %	59.0%	58.8%
Total operating expenses(6)	$8.5	$16.7
EBITDA(7)	$83.7	$263.8
Margin %	53.6%	55.3%
Key Cash Flow and Balance Sheet Items
Capital Expenditures(8)	$(35.0)	$(220.0)
Cash and Cash Equivalents(9)	$43.8	$91.7
Total Debt(10)	$297.7	$386.5

(1)
Neither Focus Impact, XCF, New Rise nor any of their respective representatives, affiliates, advisors, officers or directors make any representation to any person with regard to the ultimate performance of the combined company.

(2)
Total revenues primarily represent revenue from the sales of SAF, including the impact of environmental tax credits, for the New Rise Reno production facility in both the 2024P and 2025P periods. Revenue projections were developed based on management’s assumptions for the planned production start date, annual production volume, and pricing considerations for the New Rise Reno facility which was anticipated to start production beginning in the second half of 2024P. These projections incorporate revenue per gallon assumptions of $9 neat SAF derived from management’s estimates of sustainable aviation fuel pricing. Environmental tax credits, including 45Z, LCFS credits, and RIN credits were based on observable market data at the time the projections were prepared and ranged from $0.63 to $1.25 per gallon. Estimated annual output for the New Rise Reno production facility is approximately 38 million gallons per year.

(3)
Feedstock cost represents the costs of non-food feedstock used in the production of SAF and related freight and logistics for delivery and processing of the feedstock. These projections are based on management’s estimates for the cost of non-food feedstock costs and based on observable market inputs for soybean oil and distillers corn oil including logistics and were forecasted at $3.08 per gallon. Feedstock costs also includes servicing adder and blender credit sharing that total $0.45 per gallon. Total feedstock costs were projected to be $3.53 per gallon.

(4)	Fuel cost represents shipping and logistics expenses forecasted as $0.25 per gallon.
(5)	SG&A primarily relates to plant operations and maintenance, insurance, blender and adder costs as well as logistics expenses related to the shipment of SAF.
(6)	Total operating expenses include plant maintenance expenses and professional services for New Rise Reno, and fixed costs related to the Southeast facilities.
(7)
“EBITDA” is defined as net income (or loss) including environmental tax credits before interest expense (net of interest income), income tax expense (or benefit), and depreciation and amortization expense. EBITDA excludes major capital expenditures, transaction costs, and one-time non-recurring charges.

(8)	Capital expenditures represent growth capital expenditures required for the build out of new sites during the periods presented which includes New Rise Reno 2 and Southeast plants.
(9)
Cash and cash equivalents represent estimated cash and cash equivalents at the end of the period after consideration for operating cash flows, changes in working capital, debt service and related growth capital expenditures.

(10)
Total debt represents outstanding debt at the New Rise Reno facility relating to the notes payable and Twain Ground Lease for New Rise Reno, and includes estimates for long-term debt for the new production sites at Southeast.

The Initial Financial Projections presented above by XCF management to Focus Impact considered the expected opening of the Company’s initial production facility in Reno, Nevada and the corresponding revenue related to renewable fuel sales from that facility as it ramped its production. The Initial Financial Projections considered what XCF management believed at the time of the Initial Financial Projections to be reasonable expectations for the value and volume of the Company’s renewable fuel production and the costs of operating, maintaining, supplying and fulfilling the Company’s renewable fuel production. The Initial Financial Projections were based on market conditions and economic environment estimates at the time that they were produced.

The Initial Financial Projections did not factor in growth in production capacity and reflected a modest inflation assumption with respect to both revenue and costs. The capital investment in the Initial Financial Projections reflects the estimated investment in future renewable fuel production facilities for New Rise Reno 2 and Southeast that would be expected to be completed and opened outside of the projection window.
The Updated Financial Projections were prepared and shared with Focus Impact management to reflect XCF Management’s updated views on the closing of the de-SPAC transaction and New Rise’s Reno facility completion and opening timeline schedule, as well as to reflect updates to the business and market conditions given the passage of time since the Initial Financial Projections were prepared. More specifically, the Updated Financial Projections reflect the assumption that the de-SPAC transaction will close in the first quarter of 2025, the New Rise Reno facility will begin commercial production of SAF and generate revenue from SAF sales during the first quarter of 2025 and that the produced SAF will be sold at current prevailing market prices in the US primarily to domestic aviation industry participants through the existing offtake agreement with Phillips 66. Other than with respect to the aforementioned timing and renewable fuel realization value assumptions, the Updated Financial Projections are based on similar considerations as the Initial Financial Projections. The key elements of the Updated Financial Projections are summarized below: (1)

Calendar Year Ending December, 31, 2025P(2)
Total Revenue(3)	331.37
Cost of Goods Sold
Feedstock Cost(4)	170.84
Utilities Cost(5)	7.28
SG&A(6)	37.00
Total cost of goods sold	215.12
Gross Profit	116.26
Margin %	35.1%
Total operating expenses(7)	20.02
EBITDA(8)	96.24
Margin %	29.0%
Key Cash Flow and Balance Sheet Items
Capital Expenditures(9)	(265.00)
Cash and Cash Equivalents(10)	71.77
Total Debt(11)	380.27

(1)
Neither Focus Impact, XCF nor any of their respective representatives, affiliates, advisors, officers or directors make any representation to any person with regard to the ultimate performance of the combined company.

(2)
Forecast for the year ending December 31, 2025 assumes annualized production and revenues begin on January 1, 2025 and therefore reflect a full year; however, actual production may increase over time throughout the year.

(3)
Revenue projections were developed based on management’s assumptions for the planned production start date, annual production volume, and pricing considerations for the New Rise Reno facility which assumes production start beginning in January 2025P. These projections incorporate revised revenue per gallon assumptions of $5.73 per gallon and sales of naphthalene (a byproduct of SAF production) of $1.85 per gallon. These assumptions were derived from management’s estimates of sustainable aviation fuel pricing. Environmental tax credits, including 45Z, LCFS credits, and RIN credits were based on observable market data at the time the projections were prepared and ranged from $0.60 to $1.11 per gallon. Estimated annual output for the New Rise Reno production facility is approximately 38 million gallons per year.

(4)
Feedstock cost represents the costs of non-food feedstock used in the production of SAF and related freight and logistics for delivery and processing of the feedstock. These projections are based on management’s estimates for the cost of non-food feedstock costs and based on observable market inputs for soybean oil and distillers corn oil including logistics and were forecasted at $3.57 per gallon. Feedstock costs also includes servicing adder and blender credit sharing that total $0.60 per gallon. Total feedcost costs were projected to be $4.17 per gallon.

(5)	Utilities cost represent cost for gas, power and water during the production of SAF for the New Rise Reno production facility.
(6)	SG&A primarily relates to plant operations and maintenance, insurance, blender and adder costs as well as logistics expenses related to the shipment of SAF.
(7)	Total operating expenses include plant maintenance expenses and professional services for New Rise Reno, and fixed costs related to the Southeast facilities.

(8)
“EBITDA” is defined as net income (or loss) including environmental tax credits before interest expense (net of interest income), income tax expense (or benefit), and depreciation and amortization expense. EBITDA excludes major capital expenditures, transaction costs, and one-time non-recurring charges.

(9)	Capital expenditures represent growth capital expenditures required for the build out of new sites during the periods presented which includes New Rise Reno 2 and Southeast plants.
(10)
Cash and cash equivalents represent estimated cash and cash equivalents at the end of the period after consideration for operating cash flows, changes in working capital, debt service and related growth capital expenditures.

(11)
Total debt represents outstanding debt at the New Rise Reno facility relating to the notes payable and Twain Ground Lease for New Rise Reno, and includes estimates for long-term debt for the new production sites at Southeast.

Although the assumptions and estimates on which the Updated Financial Projections are based are believed by XCF management to be reasonable and based on the best then currently available information, the Updated Financial Projections are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond XCF’s and Focus Impact’s control. There will be differences between actual and forecasted results, and actual results may be materially greater or materially less than those contained in the Updated Financial Projections. The inclusion of the Updated Financial Projections in this joint proxy statement/prospectus should not be regarded as an indication that XCF, Focus Impact nor their respective representatives considered or consider the financial projections to be a reliable prediction of future events.
The Financial Projections were disclosed to Focus Impact for use as a component in its overall evaluation of XCF and are included in this joint proxy statement/prospectus on that account, subject to standard caveats with respect to forward-looking statements. The Financial Projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Neither XCF’s management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of XCF compared to the information contained in the Financial Projections, and none of them intends to or undertakes any obligation to update or otherwise revise the Financial Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the Financial Projections are shown to be in error, except to the extent required by law. Accordingly, they should not be looked upon as “guidance” of any sort. NewCo will not refer back to these forecasts in its future periodic reports filed under the Exchange Act.
Neither Turner, Stone & Company, LLP, XCF’s independent auditor, nor any other independent accountant has compiled, reviewed, examined, performed any other assurance procedures, or expressed any form of assurance with respect to the Financial Projections. The report of Turner, Stone & Company, LLP included in this joint proxy statement/prospectus relates to XCF’s historical audited financial statements and does not extend to the Financial Projections, and should not be read to do so.
The Financial Projections presented above by XCF management to Focus Impact considered the expected opening of the Company’s initial production facility in Reno, Nevada and the corresponding revenue related to renewable fuel sales from that facility as it ramped its production. The Financial Projections considered what XCF management believed to be reasonable expectations for the value and volume of the Company’s renewable fuel production and the costs of operating, maintaining, supplying and fulfilling the Company’s renewable fuel production. The Financial Projections were based on market conditions and economic environment estimates at the time that they were produced.
The Financial Projections did not factor in growth in production capacity and reflected a modest inflation assumption with respect to both revenue and costs. The capital investment in the projections reflects the estimated investment in future renewable fuel production facilities that would be expected to be completed and opened outside of the projection window. As further noted herein, Focus Impact engaged Zukin Partners to conduct an independent reasonable basis review of the XCF management projections and their assumptions as a part of their due diligence, a copy of which is attached as Annex J to this proxy statement/prospectus.
The non-GAAP financial measure set forth above should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. XCF is not providing a quantitative reconciliation of this forward-looking non-GAAP financial measure. In accordance with Item 10(e)(1)(i)(B) of Regulation S-K, a quantitative reconciliation of a forward-looking non-GAAP financial measure is only required to the extent it is available without unreasonable efforts. XCF does not currently have sufficient data to accurately estimate the variables and individual adjustments for such reconciliation, or to quantify the probable significance of these items. The adjustments required for any such reconciliation of XCF’s forward-looking non-GAAP financial measure cannot be accurately forecast by XCF, and therefore the reconciliation has been omitted. A reconciliation of the non-GAAP financial measure was not provided to either of the XCF Board or Focus Impact Board in connection with the Business Combination.
In determining the enterprise value multiple of revenue and EBITDA for public companies that are comparable to XCF, Focus Impact management compared XCF to a universe of public peers that included renewable diesel and sustainable aviation fuel producers such as Calumet, Neste, Gevo, LanzaJet and Vertex, as well as renewable natural gas and other biofuel producers such as Aemetis, Ameresco, Darling Ingredients, Green Plains, Montauk Renewables and Opal Fuels.
EntrepreneurShares also conducted and analyzed a discounted cash flow analysis to calculate the implied Enterprise Value of XCF, utilizing estimates of the illustrative standalone, unlevered, after-tax free cash flows that XCF management forecast during a one and three quarters-year period based on various assumptions XCF management indicated that XCF plans to pursue.
For purposes of its discounted cash flow analyses, unlevered free cash flow was defined as Earnings Before Interest and after tax, plus depreciation and amortization expenses, less capital expenditures and less working capital investments.
EntrepreneurShares calculated the illustrative terminal value of XCF’s future potential business using the Gordon Growth Method for a business in a state of rapid growth, followed by declining growth and ending with a steady state of stable growth, under the premise of a going concern. The Gordon Growth Method was applied to the estimate of the terminal year unlevered free cash flow reflected in XCF’s forecasts of its business plans.
EntrepreneurShares discounted XCF illustrative unlevered free cash flows over a one and three-quarters year forecast horizon, as well as a terminal value using the method described above, to arrive at an estimated Enterprise Value as at the date of valuation using a time-weighted discount rate range of 14.07% to 22.38%, based on the potential future business of XCF, in conjunction with industry and economic indicators. The discount rate assigned to XCF was based on EntrepreneurShares judgment of the idiosyncratic risk profile given various factors such as stage of business, expected liquidity, size of the company, nature of industry among other factors which would require an additional risk premium over the risk-free rate and equity risk premium.
Based on the following factors EntrepreneurShares concluded that XCF has an idiosyncratic risk profile that warranted an additional risk premium:
1.
Stage of Business – XCF is an early stage and emerging growth company. XCF has not yet begun operations and is not expected to generate any operating revenues until the completion of the New Rise transactions and the New Rise Reno facility beginning to produce SAF (second half of 2024). Consequently, EntrepreneurShares added an additional risk premium.

2.
Expected Liquidity – This transaction is a SPAC business combination, which provides holders of shares of Focus Impact Class A Common Stock the ability to exercise redemption rights that enable stockholders an option to redeem a portion or all of their Focus Impact Class A Common stock. This may adversely affect the liquidity of the underlying securities. Due to this perceived potential of restricted liquidity, EntrepreneurShares concluded that XCF warranted an additional risk premium.

3.
Size of the Company – The size of the transaction and target market capitalization categorizes XCF as a small capitalization category company (e.g. market capitalization under $2.5 billion). Small capitalization companies normally face business risks, obsoletion risks, M&A risks etc. from larger companies. Due to this, EntrepreneurShares concluded that XCF warranted an additional risk premium.

4.
Nature of Industry – The Industry in which XCF operates is subject to a high degree of uncertainty and risk. The industry may incur increased competition, rapidly advancing technologies and pricing pressures as new competitors enter the market. Currently, the Government supports the SAF industry with tax credits which may change with uncertainty in government spending and economic conditions. Due to this, EntrepreneurShares concluded that XCF warranted an additional risk premium.

5.
Stage of the Industry – The industry is currently at a nascent stage awaiting a proliferation of SAF among the aviation industry participants. With the continuous development of alternate solutions for alternative sustainable fuels, and with no clear preference in the aviation industry, the industry can proceed in many potential directions. The government currently supports this industry through legislation, subsidies and credits which would incentivize current participants to accelerate adoption. Due to this, EntrepreneurShares concluded that XCF warranted an additional risk premium.
Reasonable Basis Review of XCF’s Initial Financial Projections and Underlying Assumptions
Zukin was retained by Focus Impact on February 6, 2024, to provide Focus Impact with a reasonable basis review (“RBR”) of the Initial Financial Projections and underlying assumptions of XCF, as of March 10, 2024, set forth above under “Certain Projected Financial Information about XCF.”
An RBR does not provide assurance projections will be realized, and serves a limited purpose as more fully explained below and in the RBR report. On March 10, 2024, Zukin presented its report regarding the RBR to the Focus Impact board of directors. The full text of the report (the “Zukin Report”) is included as Annex J to this proxy statement/prospectus. This summary set forth below is qualified by the full text of the Zukin Report.
Zukin requested and was provided with certain documents and information from XCF regarding the assumptions used to formulate the Initial Financial Projections and the terms of the Business Combination. In addition, Zukin or its agents conducted interviews, either verbally or through written questionnaires, with XCF officers who Zukin was informed, by XCF and Focus Impact, as being primarily responsible for the Initial Financial Projections and underlying assumptions. Zukin additionally reviewed publicly available databases and other third-party materials, regarding XCF’s market and offerings, both those originally obtained by XCF to create the assumptions, and other materials Zukin believed to be relevant. A partial list of such materials is set forth in the full text of the Zukin Report.
Zukin’s findings in the course of conducting the RBR, relating to the material assumptions and other material factors used to create the Initial Financial Projections led Zukin to the following conclusions:
(1)	The assumptions used, taken as a whole, provide reasonable support for the Initial Financial Projections;
(2)
The Initial Financial Projections are consistent with the material factors and assumptions used to construct them, and take into account the preparers’ of the Initial Financial Projections informed judgment; and

(3)	That there is a reasonable basis for the Initial Financial Projections provided by XCF as of March 10, 2024.
Zukin reviewed the reasonable basis for the Initial Financial Projections and the underlying assumptions used to create such projections. In order to arrive at its conclusions, Zukin specifically reviewed the following key assumptions, as included in XCF’s projections:
(1)	Feedstock costs/pricing and SAF offtake pricing relative to current & projected market conditions;
(2)	Strategic partnership agreements, including most critically with Phillips 66;
(3)	Renewable fuel credit pricing as compared to current & projected fuel credit market pricing;
(4)	Section 40B and 45Z credits as compared to current & future tax credit pricing and regulations;
(5)	Production volumes, production days per year and facility downtime requirements;
(6)	Corporate & asset level operating expenses, including insurance and as per third party agreements;
(7)	Facilities onboarding and planned expansion, including structures and capital requirements;
(8)	Intellectual property and technological innovation;
(9)	Debt and equity capital infusions; and
(10)	Interest expense and debt amortization / repayment.
In preparing the March 10, 2024 report, Zukin concluded that XCF’s assumptions, taken as a whole, provide reasonable support for the projections, based upon a review of the key assumptions driving XCF’s projections, as compared to market rates and/or projected rates for those drivers, along with management’s representations of XCF’s growth plans, as of the time of Zukin’s review. Zukin consulted a number of sources of market rates and projections, including Statista, Grand View Research and Precedence Research and reviewed key assumptions driving the projections through interviews with XCF officers, review of XCF documentation and review of publicly available databases and other third-party materials regarding XCF’s market and offerings, as mentioned above in greater detail. Such databases and third-party materials include the United States Energy Information Administration, the United

States Environmental Protection Agency—RIN Trades and Price Information, the OPIS Biofuels Dail Report, Stillwater Associates Insights on Inflation Reduction Act Sustainable Aviation Fuel Credit, the International Monetary Fund, the United States Department of Commerce, S&P Global reports on SAF production projections and the White House September 9, 2021 publication on the Future of Sustainable Fuels in American Aviation.
The following four factors supported Zukin’s conclusion that XCF’s assumptions provided reasonable support for the projections: (a) XCF management’s prior C-suite venture business and commodities markets experience; (b) XCF’s assumptions with respect to facilities, feedstock costs, credits and SAF offtake pricing, as compared to then-current / projected market conditions; (c) XCF’s longterm offtake agreement with Philips 66; and (d) demand and then-projected growth in the U.S. renewable fuels market.
Zukin concluded that the Initial Financial Projections are consistent with the material factors and assumptions used to construct them, and take into account the preparers’ of the Initial Financial Projections informed judgment, based upon management’s representations of XCF’s operations and planned expansion, as compared to the overall renewable fuels market, as of the time of Zukin’s review. Zukin also specifically relied upon XCF’s representations with respect to the Supply and Offtake Agreement Between Ryze Renewables Reno, LLC And Phillips 66 Company dated as of May 23, 2017 and amendments thereto.
Based upon Zukin’s review of the information delineated above, in combination with management’s representations regarding the business, Zukin concluded that there is a reasonable basis for the Initial Financial Projections provided by XCF as of March 10, 2024.
Zukin determined that management’s representations sufficed as support for management’s projections given XCF’s management team’s significant experience in both general startup operations and in the commodities space, with CEO Mihir Dange in particular bringing over three decades of C-suite roles across numerous startups, as well as over a decade of expertise in commodities and financial derivative products through his experience as a trader on Wall Street.
Zukin provides no assurance that the projected results will in fact be realized. Many factors, some outside of XCF’s control, could cause XCF’s performance to fail to meet, or exceed, the forecasts included in the Initial Financial Projections. In the course of its review, Zukin assumed and relied upon the accuracy and completeness of the financial statements of XCF, and other information, provided to Zukin by Focus Impact and XCF.
The reasonable basis for projections and assumptions is assessed solely on the date the RBR report was issued, based on information provided to Zukin before that date. Information that became and becomes available after the date of such report may cause the projections or assumptions to not have a reasonable basis, and XCF may discover information that leads it to modify its projections.
The Zukin Report contains other disclaimers and should be read in its entirety to understand the findings of the review summarized herein.
Focus Impact has agreed to indemnify Zukin from third party claims arising out of Zukin’s conduct of the RBR and the delivery of the Zukin Report, other than in the event Zukin is determined to have acted in bad faith, committed fraud, to be grossly negligent or to have engaged in willful misconduct.
“RBR” is a service mark of Zukin.
Opinion of EntrepreneurShares Valuation Services
Pursuant to the engagement proposal, dated February 15, 2024, EntrepreneurShares LLC was engaged by Focus Impact to act as its financial advisor in connection with the proposed business combination involving Focus Impact and XCF, to evaluate the proposed transaction (the “Transaction”). As part of this engagement, Focus Impact requested that EntrepreneurShares evaluate the facts of the Transaction and provide an opinion as to whether the total enterprise value upon which the consideration (the “Transaction Consideration”), after adjusting for debt, cash and transaction expenses, in the form of NewCo shares, payable under the terms of the Letter of Intent (“LOI”), dated December 7, 2023, is fair, from a financial point of view, to the holders of shares of Focus Impact Class A Common Stock.
The full text of EntrepreneurShares’ written opinion, dated March 11, 2024, which sets forth, among other things, the procedures followed, assumptions made, matters considered, and qualifications and limitations on the scope of review undertaken in rendering its opinion is attached hereto as Annex. EntrepreneurShares’ opinion was addressed to, and provided for the information and benefit of, the Focus Impact Board in connection with their evaluation of the Transaction. The opinion confirmed that, the consideration to be issued, paid or exchanged to XCF’s stockholders in the Transaction is fair from a financial point of view to the holders of shares of Focus Impact Class A Common Stock (unaffiliated to the sponsor, any of its affiliates and any other holder of shares of Focus Impact Class B Common Stock). The opinion does not constitute a recommendation to the relevant officers of Focus Impact or to any other persons in respect of the Transaction, including as to how any holder of shares of Focus Impact Class A Common Stock should vote or act in respect of the Proposed Transaction. EntrepreneurShares’ opinion does not address the relative merits of the Proposed Transaction as compared to other business or financial strategies that might be available to Focus Impact, nor does it address the underlying business decision of Focus Impact to engage in the Transaction.
In connection with rendering its opinion, EntrepreneurShares had, among other things:
•	The financial terms and conditions of the proposed Transaction set forth in the LOI;
•	Financial forecasts provided by the management of XCF (the “Management”);
•	Certain guideline public companies and precedent transactions recommended by Management as having attributes similar to aspects of the business line that XCF is pursuing;
•
Other publicly available industry information (i.e., various equity analyst reports, macroeconomic reports, and public information about guideline companies), information available from the virtual data room and relevant market data from databases such as Capital IQ;

•
Confirmatory discussions with Management regarding XCF’s Business Lines and key assumptions and risks associated with XCF’s business plans thereof, including working capital and capital expenditure assumptions; and

•	Confirmatory discussions with Management on appropriate unit economics and key metrics associated with the Company’s Business Lines.
For purposes of its analysis and opinion, EntrepreneurShares assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by EntrepreneurShares, without any independent verification of such information (and assumed no responsibility or liability for any independent verification of such information) and further relied upon the assurances of the Management of Focus Impact that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the XCF’s forecasts, EntrepreneurShares assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Management as to the future financial performance of XCF, assuming that the assumptions incorporated therein materialize. EntrepreneurShares expressed no view as to XCF’s forecasts or the assumptions on which they were based.
For purposes of its analysis and opinion, EntrepreneurShares assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the LOI were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the LOI and that all conditions to the consummation of the Transaction would be satisfied without waiver or modification thereof. EntrepreneurShares further assumed, in all respects material to its analysis, that all governmental, regulatory, or other consents, approvals or releases necessary for the consummation of the Transaction would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the consummation of the Transaction or reduce the contemplated benefits to the holders of shares of Focus Impact Class A Common Stock.
EntrepreneurShares did not, in connection with its opinion, conduct any physical inspection of properties or facilities associated with XCF. EntrepreneurShares did not evaluate the solvency or fair value of XCF under any state or federal laws relating to bankruptcy, insolvency, or similar matters. EntrepreneurShares’ opinion is necessarily based upon information made available to EntrepreneurShares as of March 08, 2024, and financial, economic, market, and other conditions as they existed and as could be evaluated as of that date. Subsequent developments may affect EntrepreneurShares’s opinion and EntrepreneurShares does not have any obligation to update, revise, or reaffirm its opinion.
EntrepreneurShares was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to holders of shares of Focus Impact Class A Common Stock (including holders of options, warrants, and other convertible securities), from a financial point of view. EntrepreneurShares did not express any view on, and its opinion does not address, the fairness of the Transaction to creditors or other constituencies of XCF, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors, or employees of XCF, or any class of such persons, whether related to the Transaction or otherwise. EntrepreneurShares was not asked to, nor did it express any view on, and its opinion does not address, any other term or aspect of the LOI or the Transaction Consideration, including, without limitation, the structure or form of the Transaction, or any term or aspect of any other agreement or instrument contemplated by the Business Combination or the transactions that are the subject of such agreement.
EntrepreneurShares’ opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to Focus Impact, nor does it address the underlying business decision of Focus Impact to engage in the Transaction. The credit, financial, and stock markets have been experiencing unusual volatility and EntrepreneurShares expressed no opinion or view as to any potential effects of such volatility on the parties or the Transaction.
Set forth below is a summary of the material financial analyses carried out by EntrepreneurShares in connection with the opinion. as presented by EntrepreneurShares to the Focus Impact Board on March 11, 2024, in connection with EntrepreneurShares rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by EntrepreneurShares. The order of the analyses described, and the results of these analyses do not represent relative importance or weight given to these analyses by EntrepreneurShares. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before March 8, 2024, and is not necessarily indicative of current market conditions.
Summary of EntrepreneurShares’ Financial Analysis of XCF
Market Method – Guideline Public Traded Companies (GPTC)
The primary method EntrepreneurShares used as the basis for the fairness opinion assessment was a Market Method – GPC, GTM & GCM as further described below.
Guideline Public Companies Analysis
The Guideline Public Companies (“GPC”) Method is a market indicator used to value a business. In the GPC Analysis, EntrepreneurShares reviewed and analyzed publicly available data (sourced through paid search platform S&P Capital IQ (“CapIQ”)) about companies that were considered to have attributes similar to XCF or one or more of the Business Lines (the “GPC Analysis”). There are no guideline public companies that are directly comparable to XCF’s future prospective business. EntrepreneurShares, selected a group of 10 guideline public companies (“GPC Guideline Companies,” collectively, the “Guideline Companies Group”), to use for purposes of the GPC Analysis.
EntrepreneurShares utilized the platform and analytical tools of CapIQ’s public company database (the “database,” unless otherwise indicated, as accessed as of March 08, 2024 (the “Access Date”)), to assist with the identification of GPC Guideline Companies and to obtain certain publicly available information about those companies, as further described below. Of the total number of companies with securities listed on a U.S. or non-U.S. national securities exchange (“public companies”) included in the database as of the Access Date, EntrepreneurShares focused its analysis on public companies classified within the following Global Industry Classification Standards classifications (“GICS,” referring to the classifications developed by S&P Dow Jones Indices and MSCI, as of the Access Date):
•
Worldwide Presence: Of the total number of companies included in the database as of the Access Date, EntrepreneurShares selected a group of 66,532 public companies with securities listed on various national exchanges globally in order to incorporate in the GPC Analysis companies with operations and foci outside as well as inside of North America (the “Worldwide Presence Category”).

•
All Energy and Materials: Within the companies in the Worldwide Presence Category, EntrepreneurShares narrowed its search to the approximately 8,609 public companies that fall within the GICS general “Energy” and “Materials” classification, which incorporates, among other companies, Oil and Gas Refining and Marketing, Materials and Chemicals (the “General Energy and Materials Category”).

•
Specific Energy and Materials Categories: EntrepreneurShares’ search was further narrowed to approximately 3,326 companies within the General Energy and Materials Category categorized as falling within one of the following GICS subcategories, which EntrepreneurShares considered to have attributes or potential similarities to one of the Business Lines: (i) Oil, gas and Consumable Fuels, and (ii) Chemicals (the “Specific Energy and Material Category”).

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Narrow Energy and Materials Categories: EntrepreneurShares’ search was further narrowed to approximately 843 companies within the Specific Energy and Materials Category categorized as falling within one of the following GICS subcategories, which EntrepreneurShares considered to have attributes or potential similarities to one of the Business Lines: (i) Oil and Gas Refining and Marketing, and (ii) Specialty Chemicals (the “Narrow Energy and Material Category”).

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Market Capitalization between USD 300 Million to USD 10 Billion: Among the companies within the narrow energy and material categories, EntrepreneurShares focused on 286 companies with market capitalization between USD 300 Million to USD 10 Billion, which EntrepreneurShares considered relevant to XCF given its potential enterprise value upon consummation of the Transaction.

•
US Exchanges: Among the companies within the market capitalization range of USD 300 Million to USD 10 Billion, EntrepreneurShares chose the 30 companies with securities listed on a U.S. national securities exchange (“U.S. Exchange Listed Category”) as relevant for the GPC analysis, given the intention for Focus Impact’s securities to become listed on a U.S. national securities exchange in connection with the Transaction.

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Market Capitalization between USD 50 Million to USD 2.5 Billion: Among the companies within the narrow energy and materials category, having market cap between USD 300 Million and USD 10 Billion and listed on a U.S. national exchange, EntrepreneurShares chose the 13 companies with market capitalization between USD 50 Million to USD 2.5 Billion, which EntrepreneurShares considered most relevant to XCF given its potential enterprise value upon consummation of the Transaction.

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Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) between USD 50 Million to USD 750 Million: Among the companies having a market capitalization of USD 50 Million to USD 2.5 Billion, EntrepreneurShares focused on 10 companies with EBITDA between USD 50 Million to USD 750 Million, which EntrepreneurShares considered most relevant to XCF given its future path as presented by XCF management.

•
For each of the Comparable Companies identified above, an Enterprise Value-to-EBIT multiple range of 12x to 14x, (EV/EBIT), an Enterprise Value-to-EBITDA (EV/EBITDA) multiple range of 7x to 8x and an Enterprise Value-to-PE (EV/PE) multiple range of 12x to 17x were selected as the comparable valuation metric to determine an implied Enterprise Value range of $1.5 Billion to $2.4 Billion of XCF’s potential future business. The multiples derived, were reflected in the most recent public filings made by the Comparable Companies and consensus estimates obtained from publicly available equity research analysts’ projections made available by CapIQ as of the date of valuation. XCF’s implied Enterprise Value under this method was computed based on the present value of the FY2025 EBIT, EBITDA and net income forecasts (which XCF management indicated would be a reasonable basis to illustrate the future potential of XCF’s business plans, assuming the occurrence of events and circumstances underlying the assumptions incorporated in XCF management forecasts).

•	Comparable Companies

•	Stepan Company	•	Delek US Holdings, Inc.
•	Perimeter Solutions, SA	•	REX American Resources
•	Ingevity Corporation	•	Minerals Technologies, Inc.
•	Ecovyst Inc.	•	World Kinectic Corporation
•	Calumet Specialty Product Partners, L.P.	•	Par Pacific Holdings, Inc.

The Enterprise Value-to-EBIT multiple, the Enterprise Value-to-EBITDA (EV/EBITDA) multiple and the Enterprise Value-to-PE (EV/PE) multiple for each of the comparable companies disclosed above is as follows:

Company	Forward EV to EBIT Multiple	Forward EV to EBITDA Multiple	Forward EV to PE Multiple
Stepan Company	22.8x	10.6x	34.8x
Delek US Holdings, Inc	11.6x	5.05x	24.8x
Perimeter Solutions, SA	17.4x	10x	23.2x
REX American Resources	13.9x	7.63x	18.4x
Ingevity Corporation	12.2x	8.17x	12.8x
Minerals Technologies, Inc	10.2x	7.84x	12.4x
Ecovyst Inc.	11.1x	7.01x	10.8x
World Kinectic Corporation	7.22x	5.38x	10.3x
Calumet Specialty Product Partners, L.P.	17.7x	11.1x	10.7x
Par Pacific Holdings, Inc.	8.38x	5.45x	6.73x

Guideline Transaction Analysis
The Guideline Transactions Method (“GTM”) is a market method examining comparable transactions. Based on EntrepreneurShares review and analysis of publicly available data (sourced through the subscription database Pitchbook) about Mergers and Acquisitions (“M&A”) and “go-public” transactions (in this case so-called “reverse mergers”) consummated on or after January 1, 2019 (the date the relevant guideline transaction was consummated, the “Guideline Transaction Date”). Within these guidelines, the following factors were considered in determining the appropriateness of transactions for inclusion in the GTM Analysis carried out by EntrepreneurShares: (i) sector; (ii) Business Status; (iii) Deal Type – M&A and Reverse Merger; and (iv) timeline as of the Guideline Transaction Date. Utilizing the criteria set forth above, EntrepreneurShares identified 7 guideline transactions (the “Guideline Transactions Group”) that EntrepreneurShares considered relevant for comparative purposes, though, as described below, none of the selected transactions has characteristics identical to the proposed Business Combination or involves businesses that are identical to any of Business Lines (or to the Business Lines, taken as a group). The categories of transactions used by EntrepreneurShares as criteria for inclusion in the Guideline Transactions Group can be summarized as follows, based on information accessed by EntrepreneurShares through Pitchbook on March 8, 2024:
•
Energy and Materials & Resources Sector: EntrepreneurShares focused on transactions involving companies falling in the energy and materials & resources categories, which it considered most likely to encompass or have similarities to the Business Lines of XCF in terms of operation characteristics and trajectories.

•
Reverse Merger Transactions: Among transactions falling into the Energy and Materials & Resources category, EntrepreneurShares selected transactions resulting in a previously privately owned company becoming a public company through a reverse merger (generally involving a merger of a private company with and into an existing public “shell” company that has no operating business at the time of the merger) with shares listed on a U.S. national exchange. EntrepreneurShares considered these types of transactions to be similar to the proposed Business Combination, following which XCF, is expected to be a wholly-owned subsidiary of a public company with shares listed on a U.S. exchange.

•
M&A Transactions: Among transactions falling into the Energy and Materials & Resources category, EntrepreneurShares selected transactions resulting in a previously privately owned company being acquired by a larger company through an acquisition (generally involving a merger of a private company into an existing larger company). EntrepreneurShares considered these types of transactions to be similar to the proposed Business Combination, given the similarities these companies had to the Business Lines of XCF.

•
Guideline Transaction Date: Among Go-Public Transactions in the Energy and Materials & Resources Category, EntrepreneurShares selected transactions consummated between January 1, 2019, and the present (“Recent Guideline Transaction Dates”), as EntrepreneurShares considered these transactions to be of greater potential relevance to a GTM Analysis than transactions consummated during prior periods due to market conditions and other factors relevant to energy and material & resources companies and Go-Public Transactions generally.

Guideline Companies Analysis
The Guideline Companies Method (“GCM”) is a market indicator used to value a business, based on trading multiples derived from publicly traded companies that are similar to the target i.e. XCF. EntrepreneurShares reviewed and compared certain financial information of XCF to corresponding trading multiples and financial ratios for the following selected publicly traded peers in selected segments of the Energy and Materials industry such as Oil, Gas and Consumable fuels, Specialty Chemicals etc. (referred to in this section as the “Comparable Companies”):
Comparable Companies:

•	Par Pacific Holdings, Inc.	•	REX American Resources Corporation
•	Innospec, Inc.	•	World Kinect Corporation
•	Valero Energy Corporation	•	Calumet Specialty Product Partners, L.P.
•	Delek US Holdings, Inc.	•	Phillips 66
•	Green Plains Inc.	•	Neste Oyj

Although none of the Comparable Companies listed above are directly comparable to XCF, EntrepreneurShares selected these companies based on its professional judgment due to similar operating industries with business characteristics that, for purposes of its analysis, EntrepreneurShares considered as close proxies the business characteristics of the current operations and plans that XCF management indicated about XCF.
For each of the Comparable Companies identified above, an Enterprise Value-to-EBIT (EV/EBIT) multiple range of 9x to 10x, an Enterprise Value-to-EBITDA (EV/EBITDA) multiple range of 7x to 8x and an Enterprise Value-to-PE (EV/PE) multiple range of 11x to 15x were selected as the comparable valuation metric to determine an implied Enterprise Value range of $1.43 Billion to $ 1.89 Billion of XCF’s potential future business. The multiples derived were as reflected in the most recent public filings made by the Comparable Companies and consensus estimates obtained from publicly available equity research analysts’ projections made available by CapIQ as of the date of valuation. XCF’s implied Enterprise Value under this method was computed based on the present value of the FY2025 EBIT, EBITDA and Net Income forecasts (which XCF management indicated would be a reasonable basis to illustrate the future potential of XCF’s business plans, assuming the occurrence of events and circumstances underlying the assumptions incorporated in XCF management forecasts).
Income Method - Discounted Cash Flow Analysis
EntrepreneurShares also conducted and analyzed a discounted cash flow analysis to calculate the implied Enterprise Value of XCF, utilizing estimates of the illustrative standalone, unlevered, after-tax free cash flows that XCF management forecast during a one and three quarters-year period based on various assumptions XCF management indicated that XCF plans to pursue.
For purposes of its discounted cash flow analyses, unlevered free cash flow was defined as Earnings Before Interest and after tax, plus depreciation and amortization expenses, less capital expenditures and less working capital investments.
EntrepreneurShares calculated the illustrative terminal value of XCF’s future potential business using the Gordon Growth Method for a business in a state of rapid growth, followed by declining growth and ending with a steady state of stable growth, under the premise of a going concern. The Gordon Growth Method was applied to the estimate of the terminal year unlevered free cash flow reflected in XCF’s forecasts of its business plans.
EntrepreneurShares discounted XCF illustrative unlevered free cash flows over a one and three-quarters year forecast horizon, as well as a terminal value using the method described above, to arrive at an estimated Enterprise Value as at the date of valuation using a time-weighted discount rate range of 14.07% to 22.38%, based on the potential future business of XCF, in conjunction with industry and economic indicators. The discount rate assigned to XCF was based on EntrepreneurShares judgment of the idiosyncratic risk profile given various factors such as stage of business, expected liquidity, size of the company, nature of industry among other factors which would require an additional risk premium over the risk-free rate and equity risk premium.
Based on the following factors EntrepreneurShares concluded that XCF has an idiosyncratic risk profile that warranted an additional risk premium:
1.
Stage of Business – XCF is an early stage and emerging growth company. XCF has not yet begun operations and is not expected to generate any operating revenues until the completion of the New Rise transactions and the New Rise Reno facility beginning to produce SAF (second half of 2024). Consequently, EntrepreneurShares added an additional risk premium.

2.	Expected Liquidity – This transaction is a SPAC business combination, which provides holders of shares of Focus Impact Class A Common Stock the ability to exercise redemption rights that enable stockholders an option to redeem a portion or all of their Focus Impact Class A Common stock. This may adversely affect the liquidity of the underlying securities. Due to this perceived potential of restricted liquidity, EntrepreneurShares concluded that XCF warranted an additional risk premium.
3.
Size of the Company – The size of the transaction and target market capitalization categorizes XCF as a small capitalization category company (e.g. market capitalization under $2.5 billion). Small capitalization companies normally face business risks, obsoletion risks, M&A risks etc. from larger companies. Due to this, EntrepreneurShares concluded that XCF warranted an additional risk premium.

4.
Nature of Industry – The Industry in which XCF operates is subject to a high degree of uncertainty and risk. The industry may incur increased competition, rapidly advancing technologies and pricing pressures as new competitors enter the market. Currently, the Government supports the SAF industry with tax credits which may change with uncertainty in government spending and economic conditions. Due to this, EntrepreneurShares concluded that XCF warranted an additional risk premium.

5.
Stage of the Industry – The industry is currently at a nascent stage awaiting a proliferation of SAF among the aviation industry participants. With the continuous development of alternate solutions for alternative sustainable fuels, and with no clear preference in the aviation industry, the industry can proceed in many potential directions. The government currently supports this industry through legislation, subsidies and credits which would incentivize current participants to accelerate adoption. Due to this, EntrepreneurShares concluded that XCF warranted an additional risk premium.

Miscellaneous
The foregoing summary of certain financial analyses does not purport to be a complete description of the analyses or data presented by EntrepreneurShares. In connection with the evaluation of the Transaction, EntrepreneurShares performed a variety of financial and comparative analyses for the purpose of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary descriptions. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying EntrepreneurShares’ opinion. In arriving at its fairness determination, EntrepreneurShares considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, EntrepreneurShares made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, EntrepreneurShares may have given certain analyses and factors more or less weight than others and may have deemed certain assumptions more or less probable than others. As a result, the range of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of EntrepreneurShares with respect to the actual value of the potential future value of XCF. Further, EntrepreneurShares’ analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Focus Impact, XCF or their respective officers, managers and advisors.
EntrepreneurShares prepared these analyses for the purpose of providing an opinion to the Focus Impact Board as to the fairness, from a financial point of view, to the holders of shares of Focus Impact Class A Common Stock. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. The results, information and estimates contained in these analyses are not intended to be, and should not be interpreted or construed as, indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Furthermore, EntrepreneurShares’ analysis is dependent entirely on information, including XCF management forecasts, that was provided to EntrepreneurShares by XCF, without independent verification by EntrepreneurShares. Estimates, forecasts, illustrative information, business plans, prospects and other information that was used in, and the results derived from, EntrepreneurShares’ analyses are inherently subject to substantial uncertainty, and EntrepreneurShares assumes no responsibility if future results are materially different from those forecasted in such estimates.

Pursuant to the terms of EntrepreneurShares’ engagement letter with Focus Impact, EntrepreneurShares received a fee of $100,000 for the scope of work. Focus Impact has also agreed to reimburse EntrepreneurShares for any additional scope or changes and to indemnify EntrepreneurShares for any liabilities arising out of its engagement.
Focus Impact engaged EntrepreneurShares to act as a supplier of the fairness opinion based on EntrepreneurShares’ qualifications, experience, and reputation. Qualifications of EntrepreneurShares included its extensive background and involvement with similar transactions as the proposed Business Combination. EntrepreneurShares was selected by Focus Impact following a series of meetings between Focus Impact management and EntrepreneurShares wherein Focus Impact management learned about EntrepreneurShares’ background and qualifications and received a proposal which Focus Impact management found to be acceptable. Each of Focus Impact and XCF have not had a relationship with EntrepreneurShares other than in connection with the rendering of the fairness opinion.
Satisfaction of 80% Test
It is a requirement under the Nasdaq listing requirements that any business acquired by Focus Impact have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an initial business combination. Based on the pre-money enterprise valuation of approximately $1.8 billion for XCF compared to the approximately $24 million in the Trust Account, the Focus Impact board of directors determined that this requirement was met. The board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, were fair to and in the best interests of Focus Impact and its stockholders and appropriately reflected XCF’s value. In reaching this determination, the board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as its potential for future growth in revenue and profits. Focus Impact’s board of directors believes that the financial skills and background of its members qualify it to conclude that the acquisition of XCF met this requirement.
Interests of Focus Impact’s Directors and Officers in the Business Combination
When you consider the recommendation of Focus Impact’s board of directors in favor of approval of the Business Combination, you should keep in mind that certain of Focus Impact’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of Focus Impact stockholders and warrant holders generally. As more fully described below, the Sponsor, among other things, (1) will only be able to realize a return on its equity in Focus Impact (which may be materially higher than those realized by public Focus Impact stockholders and warrant holders) if Focus Impact completes a business combination within the required period, and (2) has advanced funds to Focus Impact to cover transaction expenses, for which it will only be reimbursed if Focus Impact completes a business combination within the required period. Further, certain of Focus Impact’s officers and directors, and their affiliates, are entitled to receive distributions of the assets of the Sponsor and therefore will benefit when Focus Impact completes a business combination within the required period. More specifically, the Sponsor, the Former Sponsor and Focus Impact’s directors’ and executive officers’ interests include, among other things:
•
the beneficial ownership of the Sponsor, the Former Sponsor and certain directors of Focus Impact of an aggregate of 2,106,414 shares of Focus Impact Class B Common Stock, an aggregate of 3,000,000 shares of Focus Impact Class A Common Stock and 6,400,000 Private Placement Warrants, which shares and warrants would become worthless if Focus Impact does not complete a business combination within the applicable time period, as the Sponsor, Former Sponsor and Focus Impact’s directors and officers and their affiliates have waived any right to redemption with respect to these shares. The Sponsor and the Former Sponsor did not receive any compensation in exchange for this agreement to waive their redemption rights. Certain of Focus Impact’s directors and officers are members of the Sponsor or the Former Sponsor and, as such, have an indirect interest in the shares and warrants held by the Sponsor and the Former Sponsor Shares. Focus Impact’s independent directors collectively have an indirect interest of less than 0.02% in the Focus Impact Class B Common Stock. The shares and warrants held by the Sponsor and the Former Sponsor have an aggregate market value of approximately $47,743,973 and $128,640, respectively, based on the closing price of Focus Impact Class A Common Stock of $10.23 on the OTC Pink and the closing of the Public Warrants of $0.0201 on the OTC Pink on January 16, 2025, the record date for the special meeting of stockholders;

•
pursuant to the Purchase Agreement, the Sponsor paid an aggregate of $16,288.27 ($0.004 per share) for the shares of Focus Impact Class B Common Stock which will have a significantly higher value at the time of the Business Combination, if it is consummated. If Focus Impact does not consummate the Business Combination or another initial business combination by February 7, 2025 (as may be extended until April 7, 2025), and Focus Impact is therefore required to be liquidated, these shares would be worthless, as Sponsor Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the purchase price of $0.004 that the Sponsor paid for the Sponsor Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the share price of NewCo after the Closing falls below the price initially paid for the Units in the IPO and the Public Stockholders experience a negative rate of return following the Closing. Based on the closing price of $10.23 per share of Focus Impact Class A Common Stock on January 16, 2025, the Sponsor may receive potential profits ranging from $10.226 per share of Focus Impact Class B Common Stock up to $10.23 per share of Focus Impact Class A Common Stock. As a result, if the Business Combination is completed, the Sponsor and Former Sponsor are likely to be able to make a substantial profit on their investment in Focus Impact at a time when shares of NewCo Class A Common Stock have lost significant value. On the other hand, if Focus Impact liquidates without completing a business combination before its expiration date, the Sponsor Holders will lose their entire investment in Focus Impact;

•
the Sponsor and Focus Impact’s directors and officers may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to stockholders, rather than to liquidate, in which case the Sponsor and Focus Impact’s directors and officers would lose their entire investment. As a result, the Sponsor as well as Focus Impact’s directors or officers may have a conflict of interest in determining whether XCF is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination. Focus Impact’s board of directors was aware of and considered these interests, among other matters, in evaluating and unanimously approving the Business Combination and in recommending to Public Stockholders that they approve the Business Combination;

•
Focus Impact’s board of directors will not receive reimbursement for any out-of-pocket expenses incurred by them on Focus Impact’s behalf incident to identifying, investigating and consummating the Business Combination to the extent such expenses exceed the amount required to be retained in the Trust Account, unless the Business Combination is consummated, though there have been no material out-of-pocket expenses subject to reimbursement and Focus Impact does not anticipate any such expenses prior to Closing;

•
Carl Stanton, Chief Executive Officer and Director of Focus Impact, and Wray Thorn, Chief Investment Officer and Director of Focus Impact, are expected to be nominated as directors of NewCo after the consummation of the Business Combination. As such, in the future, Carl and Wray may receive cash fees, stock options, stock awards or other remuneration that the NewCo Board determines to pay its directors and any applicable compensation;

•
the Sponsor was founded by affiliates of Focus Impact Partners, LLC, and such affiliates also serve as officers and directors of Focus Impact Acquisition Corp. Members of the Focus Impact management team and directors, including Messrs. Stanton, Lyles, Thorn and Carter and Ms. Simms are directors and officers of Focus Impact Acquisition Corp and owe fiduciary duties to Focus Impact Acquisition Corp.;

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Focus Impact Partners, LLC, an affiliate of our Sponsor, entered into a note purchase agreement with XCF which was subsequently converted into 375,000 shares of XCF common stock. Such shares will automatically convert upon the Closing into shares of NewCo Class A Common Stock;

•
The officers and directors of Focus Impact owe fiduciary duties to other companies. Carl Stanton, Chief Executive Officer and Director, is also a member of the board at Skipper Pets, Inc., the Founder of cbGrowth Partners, the co-founder of Focus Impact Partners, LLC and the CEO of Focus Impact Acquisition Corp. Ernest Lyles, Chief Financial Officer and Director, is also the CFO of Focus Impact Acquisition Corp. and the founder and managing partner of The HiGro Group. Wray Thorn, Chief Investment Officer and Director, is the Chief Investment Officer of Focus Impact Acquisition Corp., the founder and chief executive officer at Clear Heights Capital and a board member at Skipper Pets, Inc. Troy Carter, Director, is also the founder and CEO of Q&A, a director of Focus Impact Acquisition Corp., a board member of WeTransfer and SoundCloud. Dia Simms, Director, is also the executive chairwoman of the Board of 1707 Tequila & Mezcal, director of Focus Impact Acquisition Corp., director at Pronghorn and a Board Vice Chair at Liberty Whiskey. Eric Edidin, Director, is also the Executive Chairman of BH3 Management. Daniel Lebensohn, Director, is also the Co-Chief Executive Officer of BH3 Management,
•	the Sponsor has entered into the Sponsor Letter Agreement pursuant to which the Sponsor has already agreed to vote its shares in favor of the Business Combination; and
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the continued indemnification of the current directors and officers of Focus Impact following the Business Combination and the continuation of directors’ and officers’ liability insurance following the Business Combination.

These interests may influence Focus Impact’s board of directors in making their recommendation that you vote in favor of the approval of the Business Combination Proposal and the other Stockholder Proposals. Focus Impact’s board of directors evaluated each of these interests and concluded that the potential benefits that it expected Focus Impact and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors and other risks associated with the Business Combination. Accordingly, the Focus Impact board of directors unanimously resolved that the Business Combination Agreement, the ancillary documents to which Focus Impact is or will be a party and the transactions contemplated thereby (including the Business Combination) were advisable, fair to, and in the best interests of, Focus Impact and its stockholders.
Potential Actions to Secure Requisite Stockholder Approvals
In connection with the stockholder vote to approve the Business Combination, the Sponsor and Focus Impact’s board of directors, officers, advisors or their affiliates may privately negotiate transactions to purchase shares of Focus Impact Class A Common Stock from stockholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per share pro rata portion of the Trust Account. None of the Sponsor or Focus Impact’s board of directors, officers, advisors or their affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares. Such a purchase of shares may include a contractual acknowledgement that such stockholder, although still the record holder of the shares of Focus Impact Class A Common Stock is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or Focus Impact’s board of directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. The purpose of these purchases would be to increase the amount of cash available to Focus Impact for use in the Business Combination.
There are no appraisal rights available to holders of shares of Focus Impact Common Stock in connection with the Business Combination.
Regulatory Approvals Required for the Business Combination
Under the HSR Act and related rules, certain transactions, including the Business Combination, may not be completed until notifications have been given and information is furnished to the Antitrust Division of the DOJ and the FTC and all statutory waiting period requirements have been satisfied. Completion of the Business Combination is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act. At any time before or after the expiration of the statutory waiting periods under the HSR Act, the Antitrust Division of the DOJ and the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the Business Combination, to rescind the Business Combination or to conditionally permit completion of the Business Combination subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Business Combination or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the Business Combination on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. Focus Impact and XCF are not aware of any other regulatory approvals in the U.S. required for the consummation of the Business Combination.

Accounting Treatment of the Business Combination
We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under the guidance in ASC 805, NewCo is expected to be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on existing XCF’s security holders comprising a relative majority of the voting power of NewCo, XCF’s operations prior to the acquisition comprising the only ongoing operations of NewCo, the majority of the NewCo Board being appointed by XCF’s security holders, and XCF’s senior management comprising a majority of the senior management of NewCo. Accordingly, the Business Combination is expected to be reflected as the equivalent of NewCo issuing stock for the net assets of XCF, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of XCF.
Extension of Business Combination Period
On October 6, 2023 (following approval by the Focus Impact stockholders at a special meeting (the “October 2023 Special Meeting”)), the Company effected an amendment to its amended and restated certificate of incorporation to further extend the period of time by which Focus Impact has to consummate an initial business combination to the New Termination Date (the “Extension”).

BUSINESS COMBINATION AGREEMENT
The following is a summary of the material terms of the Business Combination Agreement. A copy of the Business Combination Agreement is attached hereto as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Business Combination Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Focus Impact, XCF, NewCo or Merger Subs. The following description does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement. You should refer to the full text of the Business Combination Agreement for details of the Business Combination and the terms and conditions of the Business Combination Agreement.
This summary and copy of the Business Combination Agreement attached to this proxy statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the Business Combination Agreement. The Business Combination Agreement contains representations and warranties that the respective parties have made to one another as of specific dates. These representations and warranties have been made solely for the benefit of the other parties to the Business Combination Agreement and were intended not as statements of fact about the parties or any of their respective subsidiaries or affiliates but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties may be subject to limitations agreed upon by the contracting parties, are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Business Combination Agreement, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. While Focus Impact, XCF and NewCo do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Business Combination Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Focus Impact, XCF and NewCo, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between the parties and are modified by the disclosure schedules. The disclosure schedules are not publicly filed and are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for allocating risk among the parties as described above. Moreover, certain representations and warranties in the Business Combination Agreement may, may not have been or may not be, as applicable, accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus, and information concerning the subject matter of the representations, warranties and covenants may change after the date of the Business Combination Agreement. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Focus Impact, XCF, NewCo or Merger Subs or any other matter.
Capitalized terms in this section not otherwise defined in this proxy statement/prospectus shall have the meanings ascribed to them in the Business Combination Agreement.
On March 11, 2024, Focus Impact entered into the Business Combination Agreement with NewCo, Merger Sub 1, Merger Sub 2 and XCF, pursuant to which Focus Impact agreed to combine with XCF in a series of transactions that will result in NewCo becoming a publicly-traded company on the NYSE or Nasdaq.
Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected in two steps: (a) Focus Impact will merge with and into Merger Sub 1 (the “NewCo Merger”), with Merger Sub 1 surviving the NewCo Merger as a direct wholly owned subsidiary of NewCo; and (b) immediately following the NewCo Merger, Merger Sub 2 will merge with and into XCF (the “Company Merger”), with XCF surviving the Company Merger as a direct wholly owned subsidiary of NewCo. As a result of the Business Combination, NewCo will become a new publicly-traded company on the NYSE or Nasdaq.
The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:
(i)
in the NewCo Merger, (x) each share of Focus Impact Class A Common Stock outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo Class A Common Stock (rounded down to the nearest whole share), (y) each share of Focus Impact Class B Common Stock outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo Class A Common Stock, and (z) each warrant of Focus Impact outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one NewCo Warrant, with NewCo assuming Focus Impact’s rights and obligations under the existing warrant agreement; and
(ii)
in the Company Merger, each share of common stock of XCF outstanding immediately prior to the effectiveness of the Company Merger will be converted into the right to receive shares of NewCo Class A Common Stock (rounded down to the nearest whole share) determined in accordance with the Business Combination Agreement based on a pre-money equity value of XCF of $1,750,000,000, subject to adjustments for net debt and transaction expenses, and a price of $10.00 per share of NewCo Class A Common Stock.

Closing
The Closing of the Business Combination shall take place electronically by exchange of the closing deliverables on the third business day following the satisfaction or waiver of the Closing conditions set forth in the Business Combination Agreement or at such other place, date or time as Focus Impact and XCF may agree in writing.
Representation and Warranties
The Business Combination Agreement contains representations and warranties of XCF and its subsidiaries, on the one hand, and Focus Impact, NewCo and Merger Subs (collectively, the “Focus Impact Parties”), on the other hand, certain of which are qualified by materiality, material adverse effect, knowledge and other similar qualifiers and may be further modified and limited by disclosure schedules.
Under the Business Combination Agreement, XCF and its subsidiaries have made customary representations and warranties (with certain exceptions set forth in the disclosure schedules to the Business Combination Agreement), including those relating to: their corporate existence, power and good standing, their full capital structure of, their authority to execute and deliver the Business Combination Agreement, perform their obligations thereunder and consummate the transactions contemplated thereby (subject to the receipt of a written consent by the XCF equityholders), the delivery of financial statements for both XCF and New Rise, in each case prepared in accordance with GAAP, the absence of undisclosed liabilities other than as may be set forth in the disclosure schedules, requisite governmental approvals, the absence of conflicts between their entry into the Business Combination Agreement and their consummation of the transactions contemplated thereby, on the one hand, and their governing documents, third-party contractual obligations or financing arrangements or applicable laws, on the other hand, confirmation that XCF and its subsidiaries have all permits that are required to operate their properties and assets and conduct their business, the material contracts to which they are party, the absence of changes to their business since the Latest Balance Sheet Date (subject to a material adverse effect standard), the absence of any material pending or threatened proceedings, litigation or government investigations against or affecting them, compliance with applicable laws, including labor laws, regulatory and insurance requirements with respect to real and personal property as well as international trade and anti-corruption laws, employee benefit and labor matters, compliance with environmental laws and regulations, material insurance policies owned or held by them, ownership of intellectual property, the timely filing of tax returns, the absence of any liabilities with respect to Taxes, the list of brokers who will be entitled to fees in connection with the consummation of the Business Combination, XCF’s compliance with applicable laws, transactions with affiliates, their compliance with all applicable contractual commitments and express warranties by which they are bound, data privacy and security matters, the accuracy of all information supplied by them for inclusion in the Registration Statement, including the Financial Projections, government contracts to which XCF is party and the exclusivity of the representations and warranties made under the BCA.
Under the Business Combination Agreement, the Focus Impact Parties have made customary representations and warranties (with certain exceptions set forth in the disclosure schedules to the Business Combination Agreement), including those relating to: their corporate existence, power and good standing, their authority to execute and deliver the Business Combination Agreement, perform their obligations thereunder and consummate the transactions contemplated thereby (subjected to obtaining required approvals and consents), the absence of conflicts between their entry into the Business Combination Agreement and their consummation of the transactions contemplated thereby, on the one hand, and their governing documents, third-party contractual obligations or financing arrangements or applicable laws, on the other hand, the list of brokers who will be entitled to fees in connection with the consummation of the Business Combination, the accuracy of all information supplied by the Focus Impact Parties for inclusion in the Registration Statement, their capital structure, compliance with SEC filing requirements, the amount of cash in the Trust Account and accuracy of the description of the Trust Agreement in Focus Impact’s SEC filings, transactions with affiliates, the absence of any litigation threatened against or involving a Focus Impact Party that, if adversely decided, would be material to a Focus Impact Party, compliance with Nasdaq listing requirements and applicable laws, including international trade and anti-corruption laws, the accuracy of financial statements provided in Focus Impact’s SEC filings, the absence of undisclosed liabilities, the timely filing of tax returns and the absence of any liabilities with respect to taxes.
Covenants
XCF has agreed to, and to cause its subsidiaries to, prior to the Closing, operate its business in the ordinary course in all material respects and use commercially reasonable efforts to maintain and preserve intact in all material respects its business organization, assets, properties and material business relations.
XCF has also agreed not to, and to cause its subsidiaries not to:
•
declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any equity securities, or repurchase any outstanding equity securities, subject to certain exceptions;

•
merge, consolidate, combine or amalgamate with any person, or purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof, subject to certain exceptions;

•	adopt any amendments, supplements, restatements or modifications to its governing documents;
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transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a lien, any of its equity securities or any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments to issue, deliver or sell any equity securities;

•	incur, create, assume, cancel or forgive indebtedness, subject to certain exceptions;
•	make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any person, subject to certain exceptions;
•	except as set forth in the Business Combination Agreement, amend, modify, adopt, enter into or terminate any employee benefit plan;
•
except as set forth in the Business Combination agreement, with respect to any current or former director, manager, officer, employee, individual independent contractor or other service provider, (i) increase compensation or benefits payable; (ii) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable; (iii) grant severance, change in control, incentive, retention or termination pay to, or adopt, enter into or amend any severance, retention, termination, employment, consulting, bonus, change in control or severance agreement; (iv) hire, engage, furlough, temporarily layoff or terminate (other than for “cause”); (v) take any action to amend or waive any performance or vesting criteria or accelerate the time of payment or vesting of any compensation or benefit payable; (vi) establish any trust or take any other action to secure the payment or vesting of any compensation or benefit payable; or (vii) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation;

•	transfer sponsorship of any employee benefit plan;
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(i) make, change or rescind any material election relating to taxes; (ii) settle or compromise any proceeding, arbitration, investigation, audit or controversy relating to any material amount of taxes; (iii) enter into any closing agreement with respect to any material amount of taxes; (iv) surrender any right to claim any refund of a material amount of taxes; (v) file any amended income or other material tax return; (vi) fail to pay any material amount of tax (including estimated taxes) when due and payable; or (vii) make any material change in its accounting or tax policies or procedures, in each case except as required by applicable law or in compliance with GAAP;

•	knowingly take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the intended tax treatment of the Business Combination;

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enter into any settlement, conciliation or similar contract which would involve the payment by the Group Companies in excess of $500,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations;

•
authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;

•	change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;
•
enter into any contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Business Combination;

•
except as set forth in the Business Combination Agreement, (i) amend, modify or terminate certain material contracts, (ii) waive any material benefit or right under certain material contracts, or (iii) enter into certain material contracts;

•	(i) amend, modify or terminate certain real property leases, (ii) waive any material benefit or right under certain real property leases, or (iii) enter into certain real property leases;
•
except as set forth in the Business Combination Agreement, fail to use commercially reasonable efforts to maintain its real properties in substantially the same condition as of the date of the Business Combination Agreement;

•	enter into, amend, modify, or waive any material benefit or right under, any related party transaction, subject to certain exceptions;
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implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate the WARN;

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enter into, modify, amend, renew, negotiate, terminate or extend any collective bargaining agreement, or recognize or certify any labor union, works council, labor organization, or group of employees as the bargaining representative for any employees of the Group Companies;

•
adopt or implement any material changes to its business plan or strategy that could result in a material change to the financial projections included in the investor presentation delivered concurrently with the announcement of the Business Combination;

•	fail to maintain, keep in force and effect, renew or enhance any of the Group Companies’ insurance policies in effect as of the date of the Business Combination Agreement;
•	commit to any new operation or expenditure pertaining to any New Rise Facility reasonably anticipated by XCF to require future capital expenditures in excess of $500,000 following the Closing;
•	fail to conduct its business as it relates to any New Rise Facility in a good and workmanlike manner and in the ordinary course consistent with industry practices;
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(i) take any action (or omit to take any action) under the New Rise MIPAs and any other transaction documents related to the New Rise Acquisitions, in either case that would reasonably be expected to have a material and adverse effect on the transactions contemplated thereby, any New Rise Facility or the SAF Production, (ii) fail to use reasonable best efforts to consummate the transactions contemplated by the New Rise MIPAs as promptly as practicable following the date of the Business Combination Agreement or (iii) terminate or waive any right under the New Rise MIPAs; or

•	enter into any contract to take, or cause to be taken, any of the foregoing actions.
Focus Impact has agreed not to, and to cause the Focus Impact Parties and their subsidiaries not to:
•	create or form any subsidiary (other than as otherwise set forth in the Business Combination Agreement and in the Ancillary Documents);

•	adopt any amendments, supplements, restatements or modifications to the Trust Agreement, the Warrant Agreement or any of their governing documents;
•
acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances;

•
declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any equity securities of Focus Impact or any of its subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding equity securities of Focus Impact or any of its subsidiaries;

•	split, combine or reclassify any of its capital stock or other equity securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;
•	except as set forth in the Business Combination Agreement, incur, create or assume any indebtedness or other liability;
•	make any loans or advances to, or capital contributions in, any other Person, other than to, or in, Focus Impact or any of its subsidiaries;
•
except as set forth in the Business Combination Agreement, issue any equity securities of Focus Impact or any of its subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to equity securities of Focus Impact or any of its subsidiaries;

•	except as set forth in the Business Combination Agreement, enter into, renew, modify or revise any related party transaction;
•
engage in any activities or business, other than activities or business (i) in connection with or incident or related to such Person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (ii) contemplated by, or incident or related to, the Business Combination Agreement, any Ancillary Document, the performance of covenants or agreements thereunder or the consummation of the transactions contemplated thereby or (iii) those that are administrative or ministerial, in each case, which are immaterial in nature;

•
make any change in accounting methodology, practice or policy other than changes required by GAAP, applicable law or any governmental entity with competent jurisdiction, or upon recommendation from its accountants or auditors;

•
waive, release, assign, settle or compromise any proceeding pending or threatened against Focus Impact or any of its directors or officers that would materially and adversely affect Focus Impact after the Closing Date;

•
authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction (other than the transactions expressly contemplated by the Business Combination Agreement and the Ancillary Documents);

•
enter into any contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with Business Combination;

•
(i) make, change or rescind any material election relating to taxes; (ii) settle or compromise any proceeding, arbitration, investigation, audit or controversy relating to any material amount of taxes; (iii) enter into any closing agreement with respect to any material amount of taxes; (iv) surrender any right to claim any refund of a material amount of taxes; (v) file any amended income or other material tax return; (vi) fail to pay any material amount of tax (including estimated taxes) when due and payable; or (vii) make any material change in its accounting or tax policies or procedures, in each case except as required by applicable law or in compliance with GAAP;

•	knowingly take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the intended tax treatment of the Business Combination; or
•	enter into any contract to take, or cause to be taken, any of the foregoing actions.

The Business Combination Agreement also contains additional covenants of the parties, including, but not limited to, covenants in connection with:
•	the parties’ use of reasonable best efforts to consummate the Business Combination and related transactions;
•	Focus Impact’s and XCF’s obligation to notify each other and otherwise cooperate in connection with any litigation related to the Business Combination brought against any of the parties;
•	confidentiality and access to information;
•	public announcements with respect to the Business Combination;
•	the parties’ obligations not to solicit, initiate or knowingly encourage action to facilitate competing offers or proposals for a transaction other than the Business Combination;
•	the parties’ obligations to prepare and mutually agree upon this proxy statement/prospectus;
•	the parties’ obligations to obtain the requisite stockholder and other necessary approvals and consents;
•
Focus Impact’s obligation to use its reasonable best efforts to cause, and XCF’s obligation to reasonably cooperate with: (a) NewCo’s initial listing application with the Applicable Exchange in connection with the Business Combination to have been approved: (b) NewCo to satisfy all applicable initial and continuing listing requirements of the Applicable Exchange; and (c) the shares of NewCo Class A Common Stock and the PubCo Warrants to be approved for listing on the Applicable Exchange;

•	Focus Impact’s obligations with respect to the Trust Account;
•	indemnification and insurance coverage of officers and directors;
•	Focus Impact’s obligation to establish the NewCo Board in accordance with the Business Combination Agreement;
•
XCF’s delivery to Focus Impact, as promptly as reasonably practicable, but no later than April 15, 2024, of (i) the audited consolidated balance sheet of the Group Companies (excluding New Rise for these purposes) as of December 31, 2023 and the related audited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of the Group Companies for the fiscal period then ended and (ii) the audited consolidated balance sheets of New Rise LLC and New Rise SAF as of December 31 2023 and 2022, and the related audited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of the Group Companies for each of the twelve-month periods then ended;

•	approval of an equity incentive plan by the NewCo Board;
•	treatment of XCF’s existing indebtedness;
•	XCF’s obligations to use reasonable best efforts to provide all cooperation reasonably requested by Focus Impact in connection with completing any Financing;
•	XCF’s obligations to amend and restate the Key Agreement and execute certain project documents in connection with the construction of the SAF Facility;
•	Focus Impact’s and XCF’s obligations with respect to the Registration Rights Agreement;
•	XCF’s obligations with respect to entering into certain employment agreements;
•	XCF’s obligations with respect to obtaining and purchasing certain insurance policies; and
•	termination of certain related party transactions of XCF.
Focus Impact Stockholder Approval
Focus Impact has agreed to, as promptly as reasonably practicable following the time at which the proxy statement/prospectus is declared effective under the Securities Act, (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold a special meeting of the Focus Impact stockholders in accordance with the governing documents of Focus Impact, for the purposes of obtaining the approval of the Focus Impact stockholders of the

Business Combination Proposal and the other Stockholder Proposals and, if applicable, providing its stockholders with the opportunity to elect to exercise their redemption rights. Focus Impact shall, through unanimous approval of its board, recommend to its stockholders they approve the proposals contained in this proxy statement/prospectus (the “Focus Impact Board Recommendation”).
Focus Impact has agreed that Focus Impact’s board of directors will not (and no committee or subgroup thereof will) withdraw or modify, or propose publicly or by formal action of Focus Impact’s board of directors, to withdraw or modify, the Focus Impact Board Recommendation, in each case except where Focus Impact’s board of directors has determined in good faith, after consultation with outside legal counsel, that a failure to take such action would constitute a breach by the Focus Impact’s board of directors of its fiduciary obligations to the Focus Impact stockholders under applicable law.
Conditions to Closing
The obligations of the parties to consummate the Business Combination are subject to the satisfaction or, if permitted by applicable law, waiver by the party for whose benefit such condition exists of the following conditions:
•	the applicable waiting period under the HSR Act relating to the Business Combination shall have expired or been terminated;
•
no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Business Combination shall be in effect;

•
this proxy statement/prospectus shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to this proxy statement/prospectus, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

•	the Required BHAC Shareholder Approval shall have been obtained;
•
unless mutually waived by the parties, NewCo’s initial listing application with the Applicable Exchange shall have been approved and, immediately following the effectiveness of the NewCo Merger, NewCo shall satisfy any applicable initial and continuing listing requirements of the Applicable Exchange, and NewCo shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the effectiveness of the NewCo Merger, and the shares of NewCo Class A Common Stock to be issued pursuant to the NewCo Merger shall have been approved for listing on the Applicable Exchange; and

•	the NewCo Board shall consist of the number of directors, and be comprised of the individuals and classes, determined pursuant to the Business Combination Agreement.
Conditions to Focus Impact’s obligations
The obligations of the Focus Impact Parties to consummate the Business Combination are subject to the satisfaction or waiver by Focus Impact of the following further conditions:
•
certain fundamental representations and warranties of XCF shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation) in all material respects as of the Closing Date; certain other fundamental representations and warranties of XCF shall be true and correct in all respects as of the Closing Date; and certain other representations and warranties of XCF shall be true and correct in all respects as of the Closing Date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

•
XCF shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by XCF under the Business Combination Agreement at or prior to the Closing;

•	the Company Equityholder Written Consent shall have been obtained;
•	the Company shall have consummated the New Rise Acquisitions in accordance with their respective terms and without any violation of the Business Combination Agreement;

•	certain rights shall not have been exercised and shall have been permanently waived under a certain commercial contract;
•	since the date of the Business Combination Agreement, no Company Material Adverse Effect shall have occurred; and
•
at or prior to the Closing, XCF shall have delivered, or caused to be delivered, to Focus Impact: (i) a certificate duly executed by an authorized officer of XCF, dated as of the Closing Date, to the effect that certain Closing conditions that relate to XCF are satisfied, in a form and substance reasonably satisfactory to Focus Impact; (ii) the Amended Key Agreement, in a form and substance reasonably satisfactory to Focus Impact; and (iii) evidence of the purchase of the Company Service Level Insurance Coverage in a form and substance reasonably satisfactory to Focus Impact.

Conditions to XCF’s obligations
The obligations of XCF to consummate the Business Combination are subject to the satisfaction or waiver by XCF of the following further conditions:
•
certain fundamental representations and warranties of Focus Impact shall be true and correct in all material respects as of the Closing Date; certain other representations and warranties of Focus Impact shall be true and correct in all respects as of the Closing Date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Focus Impact material adverse effect;

•
Focus Impact shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under the Business Combination Agreement at or prior to the Closing; and

•
at or prior to the Closing, Focus Impact shall have delivered, or caused to be delivered, to XCF a certificate duly executed by an authorized officer of Focus Impact, dated as of the Closing Date, to the effect that certain Closing conditions are satisfied, in a form and substance reasonably satisfactory to XCF.

XCF may not rely on the failure of any Closing condition set forth in the Business Combination Agreement to be satisfied if such failure was proximately caused by XCF’s failure to use reasonable best efforts to cause the Closing to occur, as required by the Business Combination Agreement. Focus Impact may not rely on the failure of any condition set forth in the Business Combination Agreement to be satisfied if such failure was proximately caused by Focus Impact’s failure to use reasonable best efforts to cause the Closing to occur, as required by the Business Combination Agreement.
Termination
The Business Combination Agreement may be terminated and the Business Combination may be abandoned at any time prior to the Closing, as follows:
•	by mutual written consent of Focus Impact and XCF;
•
by Focus Impact, if any of the representations or warranties that relate to XCF shall not be true and correct, or if XCF has failed to perform any covenant or agreement on the part of XCF set forth in the Business Combination Agreement (including an obligation to consummate the Closing) such that certain Closing conditions could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof is delivered to XCF by Focus Impact, and (ii) the Termination Date; provided, however, that no Focus Impact Party is then in breach of the Business Combination Agreement so as to prevent such Closing conditions;

•
by XCF, if any of the representations or warranties that relate to Focus Impact shall not be true and correct or if any Focus Impact Party has failed to perform any covenant or agreement on the part of such Focus Impact Party, as applicable, set forth in the Business Combination Agreement (including an obligation to consummate the Closing) such that certain Closing conditions could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof is delivered to Focus Impact by XCF and (ii) the Termination Date; provided, however, XCF is not then in breach of the Business Combination Agreement so as to prevent such Closing condition from being satisfied;
•
by either Focus Impact or XCF, if the Business Combination shall not have been consummated on or prior to September 11, 2024 (the “Business Combination Termination Date”); provided that (i) if the SEC has not declared this proxy statement/prospectus effective on or prior to September 11, 2024, the Business Combination Termination Date shall be automatically extended to November 11, 2024 (the “Automatic BCA Extension”); (ii) the right to terminate the Business Combination Agreement shall not be available to Focus Impact if any Focus Impact Party’s breach of any of its covenants or obligations under the Business Combination Agreement shall have proximately caused the failure to consummate the Business Combination on or before the Termination Date, and (iii) the right to terminate the Business Combination Agreement shall not be available to XCF if XCF’s breach of its covenants or obligations under the Business Combination Agreement shall have proximately caused the failure to consummate the Business Combination on or before the Termination Date;

•
by either Focus Impact or XCF, if any governmental entity shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Business Combination and such order or other action shall have become final and nonappealable;

•
by either Focus Impact or XCF if the special meeting of Focus Impact stockholders has been held (including any adjournment thereof), has concluded, Focus Impact’s stockholders have duly voted and the Required BHAC Shareholder Approval was not obtained;

•
by Focus Impact if certain rights are exercised or proposed to be exercised under a certain commercial contract or the Amended Key Agreement is not delivered to Focus Impact on or prior to February 7, 2025 (as may be extended until April 7, 2025); or

•
by Focus Impact, if XCF does not deliver, or cause to be delivered to Focus Impact the written consent of the equityholders of XCF approving the Business Combination Agreement and the Business Combination on or prior to the applicable deadline under the Business Combination Agreement.

In the event of termination of the Business Combination Agreement, the Business Combination Agreement will become void (and there shall be no liability or obligation on the part of the parties and their respective non-party affiliates), with the exception of the parties’ confidentiality obligations, and certain other provisions required under the Business Combination Agreement that shall, in any case, survive any termination of the Business Combination Agreement.
Non-Survival
Each of the representations and warranties, and each of the agreements and covenants of the parties set forth in the Business Combination Agreement shall terminate upon the effectiveness of the Company Merger, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy may be brought with respect thereto after the effectiveness of the Company Merger except for (i) certain covenants and agreements that, by their terms, expressly contemplate performance after the effectiveness of the Company Merger, (ii) certain representations, warranties and covenants that expressly survive the effectiveness of the Company Merger and (iii) any claim, action or liability against a party in respect of any party’s fraud.
Amendment
The Business Combination Agreement may be amended or modified only by a written agreement executed and delivered by the parties.
Governing Law; Submission to Jurisdiction
The Business Combination Agreement is governed by and shall be construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware. Each of the parties to the Business Combination Agreement has irrevocably and unconditionally submitted to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County).

No Recourse
Except in the case of fraud, the Business Combination Agreement may only be enforced against, and any action for breach of the Business Combination Agreement may only be made against, entities expressly named as parties to the Business Combination Agreement, and no claims of any nature whatsoever arising under or relating to the Business Combination Agreement, the negotiation thereof or its subject matter, or the transactions contemplated thereby shall be asserted against any non-party affiliate. Further, none of the non-party affiliates shall have any liability arising out of or relating to the Business Combination Agreement, the negotiation thereof or its subject matter, or the transactions contemplated thereby.
Vote Required for Approval
The Business Combination Proposal will be approved and adopted if the holders of a majority of the shares of Focus Impact Common Stock represented virtually in person or by proxy and voted thereon at the special meeting vote “FOR” the Business Combination Proposal. Adoption of the Business Combination Proposal is not conditioned upon the adoption of any of the other Stockholder Proposals.
The Sponsor Holders have agreed to vote the Converted Focus Impact Class A Common Stock, the Focus Impact Class B Common Stock and any Public Shares owned by them in favor of the Business Combination Proposal. As of the date hereof, the Sponsor Holders own approximately 73.8% of the issued and outstanding shares of Focus Impact Common Stock. As a result, the Sponsor Holders own sufficient shares to approve the Business Combination Proposal.
Recommendation of Focus Impact’s Board of Directors
FOCUS IMPACT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.
Focus Impact’s directors and officers may have financial interests in the Business Combination that are different from, or in addition to, their interests as stockholders of Focus Impact and the interests of stockholders of Focus Impact generally. The existence of financial and personal interests of Focus Impact’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Focus Impact and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “Proposal No. 1 – The Business Combination Proposal − Interests of Focus Impact’s Directors and Officers in the Business Combination” for further discussion of these considerations.
Amendment No. 1 to the Business Combination Agreement
On November 29, 2024, the Company, NewCo, Merger Sub 1, Merger Sub 2 and XCF entered into Amendment No. 1 to the Business Combination Agreement, which amended the Business Combination Agreement to extend the Business Combination Termination Date to March 31, 2025.

CERTAIN AGREEMENTS RELATED TO THE BUSINESS COMBINATION
This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the transactions contemplated by the Business Combination Agreement, which are referred to as the “Related Agreements,” but does not purport to describe all of the terms thereof. The descriptions below are qualified by reference to the actual text of these agreements. You are encouraged to read the Related Agreements in their entirety.
Sponsor Letter Agreement
On March 11, 2024, concurrently with the execution and delivery of the Business Combination Agreement, Focus Impact entered into a Sponsor Letter Agreement (the “Sponsor Letter Agreement”), with Focus Impact BHAC Sponsor, LLC (the “Sponsor”) and NewCo, pursuant to which the Sponsor has unconditionally and irrevocably agreed to, among other things: (a) vote at any meeting of the stockholders of Focus Impact, and in any action by written resolution of the stockholders of Focus Impact, all of the shares of Focus Impact Class B Common Stock held by the Sponsor to approve the Business Combination and all related transactions and proposals; (b) vote against any proposal, action or agreement that would result in a breach of any of Focus Impact’s covenants, representations, warranties or other obligations or agreements under the Business Combination Agreement; and (c) waive any rights to adjustment or other anti-dilution or similar protections with respect to the rate at which the shares of Focus Impact Class B Common Stock held by the Sponsor will convert into other shares of capital stock of Focus Impact or shares of NewCo Class A Common Stock in connection with the Business Combination and related transactions; in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.
Pursuant to the Sponsor Letter Agreement, the Sponsor also agreed to, among other things, certain lock-up restrictions with respect to the shares of NewCo Class A Common Stock until the earlier of (i) 12 months following the Closing and (y) the date on which NewCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s stockholders having the right to exchange their equity for cash, securities or other property, subject to certain exceptions; provided that such lock-up restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Class A Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing.
Support Agreements
On March 11, 2024, concurrently with the execution and delivery of the Business Combination Agreement, Focus Impact, NewCo and XCF entered into Company Support Agreements (collectively, the “Support Agreements”) with (i) Randy Soule, majority stakeholder of New Rise, and his affiliated entity (the “Soule Support Agreement”), (ii) GL Part SPV I, LLC, an existing XCF stockholder and New Rise equityholder (the “GL Support Agreement”), (iii) certain XCF stockholders (the “Company Support Agreement”) and (iv) certain members of XCF management (the “Management Support Agreement”). Pursuant to the Support Agreements, certain XCF stockholders and New Rise equityholders agreed to, among other things, vote to adopt and approve the Business Combination Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Support Agreements, and vote against any alternative transaction, business combination or agreement that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect or prevent the Closing of the Business Combination or the Support Agreements or result in a breach of any covenant, representation, warranty or any other obligation or agreement thereunder.
Pursuant to the Support Agreements, certain XCF and New Rise stockholders also agreed to, among other things, (a) to the extent required or applicable, vote or provide consent for purposes of authorizing and approving the Business Combination or the Business Combination Agreement, (b) when any meeting of XCF stockholders is held, appear at such meeting or otherwise cause the XCF stockholder’s Covered Shares (as defined in the applicable Support Agreements) to be counted as present thereat for purposes of calculating a quorum, or respond to the request by XCF for written consent, as applicable, (c) vote or provide consent in any other circumstances upon which a consent or other approval is required under XCF’s organizational documents (as applicable) and (d) not transfer any Covered Shares through the Closing. Notwithstanding the foregoing, the Soule Support Agreement and the GL Support Agreement provide that unless and until XCF or Focus Impact obtains not less than $50 million in additional financing following the execution and delivery of the Business Combination Agreement, such parties may transfer any direct or indirect equity interests in New Rise in an aggregate amount of up to the lesser of (x) 15% of such parties’ equity interests in New Rise and (y) $100 million, in the case of Randy Soule and his affiliated entity, or $50 million, in the case of GL Part SPV I, LLC.
Pursuant to the Support Agreements:
(i)
the members of XCF management party to the Management Support Agreements have also agreed that they will not transfer shares of NewCo Class A Common Stock held by such parties until the earlier of (x) twelve months after the Closing and (y) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property; provided that such transfer restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Class A Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing;

(ii)
each of the XCF stockholders party to the Company Support Agreements and the party to the GL Support Agreement have also agreed that with respect to 90% of shares of NewCo Class A Common Stock held by such parties (the “Lock-up Shares”), they will not transfer such Lock-up Shares until the earlier of (x) twelve months after the Closing and (y) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property; provided that such transfer restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Class A Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing; provided, further, that such parties may transfer (A) on or after 90 days following the first quarterly earnings release published following the Closing, 10% of the Lock-up Shares, (B) on or after 180 days following the closing date of the Business Combination, 30% of the Lock-up Shares and (C) on or after 360 days following the closing date of the Business Combination, 60% of the Lock-up Shares, except that these lock-up terms will not apply to shares of NewCo Class A Common Stock received by GL in exchange for shares of XCF common stock received by GL (1) as a result of its conversion of convertible promissory notes issued to GL by XCF and (2) in connection with the closing of the New Rise Acquisitions; and

(iii)	the Soule Support Agreement does not contain any lock-up restrictions following the Closing.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of the material U.S. federal income tax considerations relevant to (i) U.S. holders and Non-U.S. holders (each as defined below) of Public Shares that elect to have their Public Shares redeemed for cash upon the Closing Date, but prior to the NewCo Merger Effective Time, as described in the section of this proxy statement/prospectus entitled “Special Meeting of Focus Impact Stockholders - Redemption Rights,” (ii) U.S. holders (as defined below) of Public Shares and Public Warrants (collectively “Public Securities”) who exchange such securities for NewCo Common Stock and NewCo Warrants (collectively, “NewCo Securities”) in the NewCo Merger, and (iii) U.S. holders (as defined below) who exchange shares of XCF (“XCF Shares”) for NewCo Common Stock in the Company Merger. This discussion applies only to Public Securities, XCF Shares, and, after completion of the Business Combination, NewCo Securities, that are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).
For purposes of this discussion, because any Focus Impact Unit consisting of one (1) share of Focus Impact Class A Common Stock and one-half (1/2) of one (1) redeemable warrant is separable at the option of the holder, Focus Impact is treating any share of Focus Impact Class A Common Stock and one-half (1/2) of one (1) redeemable warrant held in the form of a single unit as separate instruments and is assuming that the unit itself will not be treated as an integrated instrument. Accordingly, the separation of a Focus Impact Unit in connection with the Business Combination should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the U.S. Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a contrary position. Holders are urged to consult their tax advisors with respect to any Public Securities held in the form of a Focus Impact Unit.
The following does not purport to be a complete analysis of all potential tax effects arising in connection with the redemptions of Public Shares, the NewCo Merger, or the Company Merger. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences discussed below. This discussion does not address any tax considerations for any transaction other than the redemptions of Public Shares, the NewCo Merger or the Company Merger.
This discussion does not address all U.S. federal income tax consequences that may be relevant to a taxpayer’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:
•	banks, insurance companies, and certain other financial institutions;
•	regulated investment companies, mutual funds and real estate investment trusts;
•	brokers or dealers in securities;
•	traders in securities that elect to mark to market;
•	tax-exempt organizations or governmental organizations;
•	persons subject to the alternative minimum tax;
•	U.S. expatriates and former citizens or long-term residents of the United States;
•
persons holding Public Securities, XCF Shares, or, after the Business Combination, NewCo Securities, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to Public Securities or XCF Shares being taken into account in an applicable financial statement;
•	persons that actually or constructively own 5% or more of Focus Impact Common Stock by vote or value;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);
•	U.S. holders having a functional currency other than the U.S. dollar;
•	persons who hold or received Public Securities or XCF Shares pursuant to the exercise of any employee stock option or otherwise as compensation;
•	tax-qualified retirement plans;
•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and
•	the Sponsor or any of its affiliates.
For purposes of this discussion, a “U.S. holder” is any beneficial owner of Public Securities, XCF Shares, or, after the Business Combination, NewCo Securities, that is for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a U.S. court and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

As used herein, the term “Non-U.S. holder” means a beneficial owner of Public Securities, XCF Shares, or, after the Business Combination, NewCo Securities, that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.
If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Public Securities, XCF Shares, or, after completion of the Business Combination, NewCo Securities, the tax treatment of an owner of such entity or arrangement will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE, GIFT OR OTHER TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Material U.S. Federal Income Tax Considerations of Redemption
U.S. Holders
Tax Characterization of Redemption. In the event that a U.S. holder exercises redemption rights with respect to its Public Shares pursuant to the redemption provisions described in the section of this proxy statement/prospectus entitled “Special Meeting of Focus Impact Stockholders - Redemption Rights,” the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Public Shares under Section 302 of the Code. If the redemption qualifies as a sale of the Public Shares, the U.S. holder will be treated as described under “- Material U.S. Federal Income Tax Considerations of Redemption - U.S. Holders - Gain or Loss

on Redemption Treated as Sale of Public Shares.” If the redemption does not qualify as a sale of Public Shares, the U.S. holder will be treated as receiving a corporate distribution with the tax consequences described under “- Material U.S. Federal Income Tax Considerations of Redemption - U.S. Holders - Taxation of Redemption Treated as a Distribution.”
Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of Public Shares treated as held by the U.S. holder (including any stock constructively owned by the U.S. holder as a result of owning Public Warrants or otherwise, including any Focus Impact stock that a holder would constructively own as a result of the Business Combination or PIPE Investment) relative to all Public Shares outstanding both before and after the redemption. The redemption of a U.S. holder’s Public Shares will be treated as a sale of the shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. holder, (ii) results in a “complete termination” of the U.S. holder’s interest in Focus Impact, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are inherently factual and specific to each U.S. holder, as explained more fully below. U.S. holders are urged to consult their tax advisors with respect to the redemption of their Public Shares.
In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only Focus Impact Common Stock actually owned by the U.S. holder, but also shares of Focus Impact Common Stock that are constructively owned by the U.S. holder. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock the U.S. holder has a right to acquire by exercise of an option, which would include shares of Focus Impact Common Stock which could be acquired pursuant to the exercise of the Private Placement Warrants and Public Warrants. In order to meet the substantially disproportionate test, the percentage of Focus Impact outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of Public Shares must, among other requirements, be less than 80% of the percentage of Focus Impact outstanding voting stock actually and constructively owned by the U.S. holder immediately before the redemption (taking into account both redemptions by other holders of Public Shares and Focus Impact Common Stock to be issued pursuant to the Business Combination). There generally will be a complete termination of a U.S. holder’s interest if either (i) all of the shares of Focus Impact stock actually and constructively owned by the U.S. holder are redeemed or (ii) all of the shares of Focus Impact stock actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members, the U.S. holder does not constructively own any other shares of Focus Impact stock and the U.S. holder otherwise complies with specific conditions (in each case, taking into account both redemptions by other holders of Public Shares and the stock to be issued pursuant to the PIPE Investment and the Business Combination). The redemption of Public Shares will not be essentially equivalent to a dividend if such redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in Focus Impact. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in Focus Impact will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of a redemption.
If none of the foregoing tests are satisfied, then the redemption will be treated as a corporate distribution and the tax effects will be as described under “- Material U.S. Federal Income Tax Considerations of Redemption - U.S. Holders - Taxation of Redemption Treated as a Distribution.” After the application of those rules, any remaining tax basis of the U.S. holder in the redeemed Public Shares will be added to the U.S. holder’s adjusted tax basis in its remaining Focus Impact stock, or, if it has none, to the U.S. holder’s adjusted tax basis in its Focus Impact warrants or possibly in other Focus Impact stock constructively owned by it. U.S. holders that hold shares of Focus Impact stock with differing tax bases or holding periods are urged to consult their tax advisors regarding the application of the rules related to redemptions.
Gain or Loss on Redemption Treated as Sale of Public Shares. If the redemption qualifies as a sale of Public Shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference (if any) between the amount realized and the U.S. holder’s adjusted tax basis in the Public Shares redeemed. A U.S. holder’s adjusted tax basis in its Public Shares will equal the sum of the U.S. holder’s purchase price allocated to such Public Shares and any amounts capitalized into the basis of such Public Shares for U.S. federal income tax purposes, less any prior distributions paid to such U.S. holder that were treated as a return of capital for U.S. federal income tax purposes.

Any such capital gain or loss recognized with respect to a redemption may be long-term capital gain or loss if the U.S. holder held such Public Shares for more than one year. It is unclear, however, whether the redemption rights with respect to the Public Shares may suspend the running of the applicable holding period for this purpose.
If the running of the holding period for the Public Shares is suspended, then the holding period of such shares may not be considered to begin until the date of such redemption, and non-corporate U.S. holders may not be able to satisfy the more than one year holding period requirement for long-term capital gain treatment, in which case any such capital gain or loss recognized with respect to a redemption would be subject to short-term capital gain or loss treatment and any such gain would be taxed at regular ordinary income tax rates. Subject to certain exceptions, long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. holders are urged to consult their tax advisors regarding the tax treatment of the redemption of their Public Shares.
Taxation of Redemption Treated as a Distribution. If the redemption does not qualify as a sale of Public Shares, a U.S. holder will be treated as receiving a corporate distribution of cash from Focus Impact. Such corporate distribution will constitute a dividend for U.S. federal income tax purposes to the extent paid from Focus Impact’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Focus Impact’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its Public Shares, to the extent thereof. Any remaining excess will be treated as gain realized on the sale of the Public Shares and will be treated as described under “- Material U.S. Federal Income Tax Considerations of Redemption - U.S. Holders - Gain or Loss on Redemption Treated as Sale of Public Shares.” U.S. holders are urged to consult their tax advisors regarding the tax treatment of the redemption of their Public Shares.
Provided that certain holding period requirements are met, dividends Focus Impact pays to a U.S. holder that is a corporation for U.S. federal income tax purposes may qualify for the dividends received deduction. Such dividends also may be subject to the “extraordinary dividends” provisions of the Code, which could cause a reduction in the tax basis of such corporate U.S. holder’s shares and cause such U.S. holder to recognize capital gain. Provided that certain holding period requirements are met, and with certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends Focus Impact pays to a non-corporate U.S. holder may constitute “qualified dividends” that will be subject to tax at preferential long-term capital gains rates. It is unclear whether the redemption rights with respect to the Public Shares may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and may have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income. U.S. holders should consult with their own tax advisors regarding its applicable holding period for these purposes.
Information Reporting and Backup Withholding. Payments received by a U.S. holder as a result of the redemption of Public Shares may be subject, under certain circumstances, to information reporting and, unless the U.S. holder is exempt, backup withholding. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number or certification of exempt status, has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn), or otherwise fails to make the required certifications (generally on an IRS Form W-9) or establish an exemption. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Non-U.S. Holders
Tax Characterization of Redemption. The U.S. federal income tax characterization of the exercise of redemption rights by a Non-U.S. holder with respect to its Public Shares pursuant to the redemption provisions described in the section of this proxy statement/prospectus entitled “Special Meeting of Focus Impact Stockholders - Redemption Rights” generally will correspond to the characterization of the exercise of redemption rights by a U.S. holder with respect to its Public Shares, as described under “- Material U.S. Federal Income Tax Considerations of Redemption - U.S. Holders - Tax Characterization of Redemption.” However, the consequences of such redemption to the Non-U.S. holder may differ from the consequences for U.S. holders, as described below. It is possible that because the applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-U.S. holder’s Public Shares, the withholding agent might treat the redemption as a distribution subject to withholding tax.
Gain on Redemption Treated as Sale of Public Shares. Subject to the discussions of backup withholding and FATCA below, if the redemption qualifies as a sale of Public Shares with respect to a Non-U.S. holder, such Non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the redemption of its Public Shares, unless:
•
the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the U.S. (and, if required under an applicable income tax treaties, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. holder);

•	the Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the redemption and certain other conditions are met; or
•
Focus Impact is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period that the Non-U.S. holder held the Public Shares, and, in the case where Focus Impact stock is considered regularly traded on an established securities market for this purpose, the Non-U.S. holder has owned, directly or constructively, more than 5% of the Focus Impact stock at any time within such period. There can be no assurance that Focus Impact stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or a lower treaty rate).
If the second bullet point above applies to a Non-U.S. holder, such Non-U.S. holder’s gain from the redemption will be subject to U.S. federal income tax at a rate of 30% (or a lower rate under an applicable income tax treaty), which gain may be offset by certain U.S. source capital losses of such Non-U.S. holder if the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.
If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder with respect to the redemption of Public Shares will be subject to tax at generally applicable U.S. federal income tax rates and a U.S. withholding tax could apply. However, Focus Impact believes that it is not, and has not been at any time since its formation, a U.S. real property holding corporation.
Taxation of Redemption Treated as a Distribution. If the redemption does not qualify as a sale of Public Shares, a Non-U.S. holder will be treated as receiving a corporate distribution of cash from Focus Impact. The determination of the extent to which such distribution will be treated as a dividend, return of capital, or gain realized on the sale of Public Shares will be the same as for U.S. holders of Public Shares, as described in “- Material U.S. Federal Income Tax Considerations of Redemption - U.S. Holders - Taxation of Redemption Treated as a Distribution.”
In general, any distributions the Non-U.S. holder is treated as receiving as a result of a redemption, to the extent paid out of Focus Impact’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes. Subject to the withholding requirements under Sections 1471 through 1474 of the Code and the U.S. Treasury regulations and administrative guidance issued thereunder, collectively “FATCA,” and provided such dividends are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the U.S., withholding of tax from the gross amount of the dividend will be required at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Because it generally cannot be determined at the time of a distribution whether or not the distribution will exceed current and accumulated earnings and profits, Focus Impact normally will withhold tax on the entire amount of any distribution at the 30% rate (subject to reduction by an applicable income tax treaty). However, some or all of any amounts thus withheld may be refundable to the Non-U.S. holder if it is subsequently determined that such distribution was, in fact, in excess of Focus Impact’s current and accumulated earnings and profits.

Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its Public Shares, to the extent thereof, and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Public Shares, which will be treated as described under “- Material U.S. Federal Income Tax Considerations of Redemption - Non-U.S. Holders - Gain on Redemption Treated as Sale of Public Shares.”
The withholding tax described above does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the U.S. (and, if required under an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. holder). Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).
Information Reporting and Backup Withholding. Any distributions paid to a Non-U.S. holder (including constructive distributions pursuant to a redemption of Public Shares) may be reported annually to the IRS and to the Non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the Non-U.S. holder resides or is established. Any distributions paid to a Non-U.S. holder (including constructive distributions pursuant to a redemption of Public Shares) will not be subject to backup withholding if the Non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).
Payments of the proceeds of the sale or other disposition by a Non-U.S. holder of Public Shares effected by or through a U.S. office of a broker may be subject to information reporting and backup withholding (at the applicable rate) unless the Non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of Public Shares effected outside the U.S. by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the Non-U.S. holder is not a U.S. person and certain other conditions are met, or the Non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the sale or other disposition by a Non-U.S. holder of Public Shares effected outside the U.S. by such a broker if such broker has certain relationships to the U.S.
Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding may be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.
FATCA Withholding Taxes
FATCA generally imposes withholding of 30% on payments of dividends (including constructive dividends) on Focus Impact stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). The IRS has issued proposed regulations (on which taxpayers may rely until final regulations are issued) that would generally not apply these withholding requirements to gross proceeds from sales or other disposition of Focus Impact stock. Jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits.
Public Stockholders contemplating exercise of their redemption rights should consult their tax advisors to determine the specific tax consequences to them of such a redemption, including the effect of any U.S. federal, state or local, non-U.S. or other tax laws and the effect of any applicable income tax treaty.

Material U.S. Federal Income Tax Considerations of the NewCo Merger - F Reorganization
The discussion under this heading “—Material U.S. Federal Income Tax Considerations of the NewCo Merger – F Reorganization” constitutes the opinion of Kirkland & Ellis LLP, tax counsel to NewCo, insofar as it discusses the material U.S. federal income tax considerations applicable to holders of NewCo Shares and NewCo Warrants as a result of the F-Reorganization (as defined below), based on, and subject to, customary assumptions, qualifications and limitations herein and in the opinion included as Exhibit 8.1 hereto, as well as representations of NewCo and BHAC. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion may be adversely affected and the tax consequences could differ from those described under this heading. An opinion of counsel is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge.
The U.S. federal income tax consequences of the NewCo Merger will depend primarily upon whether it qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form or place of organization of one corporation, however effected” (an “F-Reorganization”).
In the opinion of Kirkland & Ellis LLP, the NewCo Merger will qualify as an F-Reorganization for U.S. federal income tax purposes. Neither NewCo nor Focus Impact intends to or has sought any rulings from the IRS regarding the U.S. federal income tax consequences of the NewCo Merger. Accordingly, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the U.S. federal income tax treatment of the NewCo Merger discussed herein.
If the NewCo Merger qualifies as an F-Reorganization as described above, a U.S. holder of Public Shares that exchanges its Public Shares in the NewCo Merger for NewCo Common Stock, and a U.S. holder of Public Warrants that exchanges its Public Warrants in the NewCo Merger for NewCo Warrants will not recognize any gain or loss on such exchange. The aggregate adjusted tax basis of NewCo Common Stock received in the NewCo Merger by a U.S. holder will be equal to the aggregate adjusted tax basis of the Public Shares surrendered in exchange therefor, and the aggregate adjusted tax basis of NewCo Warrants received in the NewCo Merger by a U.S. holder will be equal to the aggregate adjusted tax basis of the Public Warrants surrendered in exchange therefor. The holding period of NewCo Common Stock received in the NewCo Merger will include the period during which the Public Shares surrendered in the NewCo Merger in exchange therefor were held by the U.S. holder, although the running of the holding period for such Public Shares may have been suspended as a result of the redemption rights with respect thereto (which would have the effect of reducing the holding period of the NewCo Common Stock received in exchange therefor). The holding period of the NewCo Warrants received in the NewCo Merger will include the holding period of the Public Warrants surrendered in the NewCo Merger in exchange therefor. U.S. holders that hold Public Common Stock and/or Public Warrants with differing tax bases or holding periods are urged to consult their tax advisors with regard to identifying the tax bases and holding periods of the particular NewCo Securities received in the NewCo Merger.
U.S. holders of Public Securities are urged to consult their own tax advisors regarding the tax consequences of the NewCo Merger to them.
Material U.S. Federal Income Tax Considerations of the Company Merger - §368(a) Reorganization
The discussion under this heading “− Material U.S. Federal Income Tax Considerations of the Company Merger – §368(a) Reorganization” constitutes the opinion of Stradley Ronon Stevens & Young, LLP, tax counsel to the Company, insofar as it discusses the material U.S. federal income tax considerations applicable to holders of XCF Shares as a result of the reorganization (as described below), based on, and subject to, customary assumptions, qualifications and limitations herein and in the opinion included as Exhibit 8.2 hereto, as well as representations of the Company. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion may be adversely affected and the tax consequences could differ from those described under this heading. An opinion of counsel is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge.
The U.S. federal income tax consequences of the Company Merger will depend primarily upon whether it qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In the opinion of Stradley Ronon Stevens & Young, LLP, the Company Merger will qualify as a reorganization for U.S. federal income tax purposes, and each of the Company, Merger Sub 2, and NewCo will take the position that the Company Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. However, none of the Company, Merger Sub 2, or NewCo intends to or has sought any rulings from the IRS regarding the U.S. federal income tax consequences of the Company Merger. Further, the closing of the Company Merger is not conditioned upon obtaining an opinion from counsel that the Company Merger will qualify as a reorganization. Accordingly, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the U.S. federal income tax treatment of the Company Merger discussed herein.
If the Company Merger qualifies as a “reorganization” under Section 368(a) of the Code, the U.S. federal income tax consequences to U.S. holders of XCF Shares (“XCF U.S. holders”) of the Company Merger are as follows:
•
XCF U.S. holders will not recognize gain or loss upon the exchange of their XCF Shares for NewCo Common Stock, XCF U.S. holders will obtain a tax basis in the NewCo Common Stock they received in the Company Merger equal to their tax basis in the XCF Shares exchanged therefor, and the holding period of the shares of NewCo Common Stock received by a XCF U.S. holder in the Company Merger will include the holding period of the XCF Shares surrendered in exchange therefor; and

•
if an XCF U.S. holder acquired different blocks of XCF Shares at different times or at different prices, such holder should consult its own tax advisor regarding the manner in which its tax basis and holding period should be allocated among its NewCo Common Stock in light of such holder’s specific circumstances.

If the Company Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then each XCF U.S. holder will be treated as exchanging their XCF Shares in a fully taxable transaction in exchange for NewCo Common Stock. XCF U.S. holders will recognize capital gain or loss in such exchange equal to the difference (if any) between (i) the fair market value of the NewCo Common Stock received in the Company Merger and (ii) such holder’s tax basis in the XCF Shares surrendered in the Company Merger. Gain or loss must be calculated separately for XCF Shares acquired by an XCF U.S. holder at different times for different prices and exchanged by such XCF U.S. holder in connection with the Company Merger. Any gain or loss recognized would be long-term capital gain or loss if the XCF U.S. holder’s holding period in a particular block of XCF Shares exceeds one year at the time of the Company Merger. Subject to certain exceptions, long-term capital gains of non-corporate XCF U.S. holders (including individuals) are currently taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. The aggregate tax basis of an XCF U.S. holder in the NewCo Common Stock received in the Company Merger will equal its fair market value at the Company Merger Effective Time, and the holding period of NewCo Common Stock received in the Company Merger will begin on the day after the consummation of the Company Merger.
Information Reporting. Each XCF U.S. holder who receives shares of NewCo Common Stock in the Company Merger is required to retain permanent records pertaining to the Company Merger, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all XCF Shares that are exchanged in the Company Merger, and relevant facts regarding any liabilities assumed or extinguished, if any, as part of such reorganization. XCF U.S. holders who owned immediately before the Company Merger at least one percent (by vote or value) of the total outstanding stock of XCF, or holders of securities of XCF with a basis of $1,000,000 or more, are required to attach a statement to their tax returns for the year in which the Company Merger is consummated that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include XCF U.S. holder’s tax basis in such holder’s XCF Shares or securities surrendered in the Company Merger, the fair market value of such stock or securities, the date of the Company Merger, and the employer identification number of each of XCF and NewCo. XCF U.S. holders are urged to consult their own tax advisors to comply with these rules.
This summary does not take into account an XCF U.S. holder’s particular circumstances and does not address consequences that may be particular to an XCF U.S. holder. Therefore, each XCF U.S. holder should consult their own tax advisor regarding the particular consequences of the Company Merger to them.

PROPOSAL NO. 2 - THE ADJOURNMENT PROPOSAL
The Adjournment Proposal
The Adjournment Proposal, if adopted, will allow Focus Impact’s board of directors to adjourn the special meeting of stockholders to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to Focus Impact’s stockholders (i) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are insufficient votes to approve the Business Combination Proposal or (ii) where the board of directors of Focus Impact has determined it is otherwise necessary. In no event will Focus Impact’s board of directors adjourn the special meeting of stockholders or consummate the Business Combination beyond the date by which it may properly do so under the Existing Charter and Delaware law.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by Focus Impact’s stockholders, Focus Impact’s board of directors may not be able to adjourn the special meeting of stockholders to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the special meeting of stockholders to approve the Business Combination Proposal or the board of directors of Focus Impact has determined it is otherwise necessary.
Vote Required for Approval
The Adjournment Proposal will be approved and adopted if the holders of a majority of the shares of Focus Impact Common Stock represented virtually in person or by proxy and voted thereon at the special meeting vote “FOR” the Adjournment Proposal. Adoption of the Adjournment Proposal is not conditioned upon the adoption of the Business Combination Proposal.
The Sponsor Holders have agreed to vote the Converted Focus Impact Class A Common Stock, the Focus Impact Class B Common Stock and any Public Shares owned by them in favor of the Adjournment Proposal. As of the date hereof, the Sponsor Holders own approximately 73.8% of the issued and outstanding shares of Focus Impact Common Stock. As a result, the Sponsor Holders own sufficient shares to approve the Adjournment Proposal.
Recommendation of Focus Impact’s Board of Directors
FOCUS IMPACT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
Focus Impact’s directors and officers may have financial interests in the Business Combination that are different from, or in addition to, their interests as stockholders of Focus Impact and the interests of stockholders of Focus Impact generally. The existence of financial and personal interests of Focus Impact’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Focus Impact and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “Proposal No. 1 – The Business Combination Proposal—Interests of Focus Impact’s Directors and Officers in the Business Combination” for further discussion of these considerations.

INFORMATION ABOUT XCF GLOBAL CAPITAL, INC.
For purposes of this section, “XCF”, “Company”, “we” “us”, and “our” refer to XCF Global Capital, Inc. prior to the Business Combination. In addition, unless the context requires otherwise, information included in this section is presented as if the New Rise Acquisitions have been completed as of the date of this proxy statement/prospectus. Please see “Risk Factors - We have not yet completed the New Rise Acquisitions. Until the acquisitions have been completed we are limited in our ability to implement our business plan, and if we are unable to complete the acquisitions, then the Business Combination is unlikely to be completed.”
Company Overview
XCF, a Nevada corporation was founded on January 20, 2023, to make investments in renewable energy assets and production facilities. Throughout 2023, the Company identified acquisition targets in Nevada, Florida, and North Carolina as the foundation for the Company’s first production of sustainable aviation fuel (“SAF”), a synthetic kerosene derived from non-food feedstocks such as waste oils and fats, green and municipal waste, and non-food crops and, currently, blended with conventional Jet-A fuel. We are committed to reducing the world’s carbon footprint by meeting the growing demand for renewable fuels and will concentrate on the production of clean-burning, sustainable biofuels, principally SAF. We believe there is a market opportunity in the aviation and renewable sectors as a result of a combination of regulatory support, industry-led demand and end-user commitment. The actual market environment may evolve differently from our expectations and is subject to a variety of external forces such as government regulation and technological development that may impact the market opportunity. XCF intends to build a nationwide portfolio of SAF production facilities that use non-food feedstocks at competitive production costs. We also intend to implement a fully integrated business model from feedstock supply and production to marketing and sales of SAF. XCF will attempt to be positioned as the only public renewable fuels company primarily focused on SAF in the United States, distinguishing itself from peers that are predominantly legacy crude oil refiners.
Our intention is to scale and operate clean fuel production facilities engineered to the highest levels of compliance, reliability, and quality. The Company’s initial operations are expected to include the New Rise (defined below) renewable fuels production facility. The Company has entered into Membership Interest Purchase Agreements with the owners of New Rise SAF and New Rise Renewables (collectively, “New Rise”), pursuant to which have agreed to acquire all of the membership interests of New Rise. Our acquisition of New Rise SAF was completed on January 23, 2025. We expect our acquisition of New Rise Renewables to close in Q1 2025, subject to the fulfilment of certain closing conditions, including regulatory approvals. The business combination with Focus Impact BH3 is conditioned on the closing of the New Rise transactions. In this proxy statement/prospectus we refer to the acquisitions of New Rise SAF and New Rise Renewables as the New Rise Acquisitions. The Company also owns biodiesel plants in Fort Myers, FL and Wilson, NC that it intends to further build-out and reconstruct into SAF facilities.
SAF is a synthetic kerosene derived from non-food feedstocks such as waste oils and fats, green and municipal waste and non-food crops. Blended with conventional Jet-A fuel, SAF is a “drop-in fuel” which means it can be used in existing aircraft and aviation infrastructure without the need for modification. Publications by a variety of industry organizations and experts, for example a thought leader piece with Air bp global aviation sustainability director posted on the BP p.l.c. (“BP”) website and publications from the IATA estimate that SAF can reduce lifecycle greenhouse gas emissions by up to 80% compared to conventional jet fuel; this estimated reduction in greenhouse gas emissions is based on factors that impact the ultimate reduction in greenhouse gas emissions for a given SAF product including the feedstock used, the production method employed, and the supply chain to the airport. In a recent study by the EPA on Atmospheric Concentrations of Greenhouse Gases, global atmospheric concentrations of carbon dioxide, methane, nitrous oxide, and certain manufactured greenhouse gases have all risen significantly over the last few hundred years. Further, the EPA has noted that the combustion of fossil fuels such as gasoline and diesel to transport people and goods was the largest source of CO2 emissions in 2022, accounting for 35% of total U.S. CO2 emissions and 28% of total U.S. greenhouse gas emissions.
XCF intends to generate revenue and contribute to clean energy in the transportation sector by selling renewable fuels, primarily SAF, produced at the Company’s SAF production facilities. XCF primarily intends to sell both “neat” or unblended SAF and blended SAF:
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Neat SAF is used to describe SAF that has not been blended with conventional Jet-A fuel meeting ASTM Standard D7566. SAF is a direct replacement for fossil jet fuel (conventional jet fuel currently used in the aviation industry), made from renewable raw materials. As previously stated, industry experts including Air bp and IATA indicate that SAF can reduce CO2 emissions by up to 80% over the fuel’s life cycle compared to using fossil jet fuel depending on factors such as the feedstock used, the production method employed, and the supply chain to the airport.
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Blended SAF refers to a blended fuel containing a blend ratio of both neat SAF and Jet-A fuel meeting ASTM Standard D1655. Because neat SAF has a lower carbon intensity (“CI”) than Jet-A, blended fuel has a lower CI level than pure Jet-A. CI is a measure of carbon dioxide and other greenhouse gases (CO2e) per unit of activity. According to the U.S. Department of Energy, neat SAF can be blended with Jet-A at different levels with limits between 10% and 50% depending on production pathway and feedstock. Airlines who purchase SAF currently utilize blended SAF at ratios between 90/10 and 70/30 (Jet-A : neat SAF); the maximum blend ratio is 50/50 (Jet-A : neat SAF).

The Company may also opportunistically evaluate the production of other sustainable renewable fuels, including but not limited to renewable diesel and biodiesel.
The need for energy is a necessity and will not be eliminated in the near future. However, due to the cumulative harmful impacts of fossil fuels on our environment, how the world sources its energy is expected to evolve. The transportation sector, one of the largest contributors to GHG emissions according to the EPA, has recognized its role in climate change and has begun to seek alternative energy sources in renewable and sustainable fuels. Specifically, the aviation industry, which, according to the International Energy Agency (“IEA”), accounted for 2% of global energy-related CO2 emissions in 2022, is making progress to reduce emissions. Key milestones include:
•	In 2022, the 184 member states of the International Civil Aviation Organization (ICAO) adopted a long-term global aspirational goal of net zero carbon emissions from international aviation by 2050.
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In 2022, the United States announced important tax credits and a competitive grant program under the Inflation Reduction Act, which will allocate $3.3 billion to scaling up SAF production, with the aim of meeting its 3 billion gallons milestone by 2030.

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In the European Union, the European Parliament and European Council reached an agreement in 2023 on the rules of ReFuelEU Aviation on the schedule of minimum SAF blend-in shares, with sub-targets for synthetic fuels, through 2050.

As calls for sustainability grow and global demand for renewable energy accelerates, XCF believes it can capitalize upon the scale of this market opportunity and expand at a pace for the foreseeable future. The Company’s ability to capitalize on the market opportunity and implement its plan is dependent on its ability to raise capital necessary for capital investments and operate its facilities efficiently.
Air bp also indicates that pricing for SAF has been higher than conventional jet fuel primarily due to production costs and availability of sustainable feedstocks. Nevertheless, governments and airlines around the world are setting targets to use SAF, as a number of experts, including McKinsey & Company have expressed their belief that SAFs are the most viable near-term option for decreasing aviation-related emissions. The United States is leveraging a combination of loan and grant programs and tax incentives as state and federal governments have taken the lead in stimulating the demand for and adoption of SAF. These efforts have provided significant tailwinds for both SAF supply and demand thus driving a need for new plants and increased production. These incentives, however, may change or be revoked.

XCF Project Pipeline and Growth Plan
In the near term, XCF plans to operate and develop four projects for the production of SAF. The Company intends to generate revenues from the sale of its SAF products to offtake partners, which include airlines and wholesale agreements through fixed-based operators (“FBOs”). The existing facility in Reno, Nevada, which we refer to as New Rise Reno, was converted to SAF production in October 2024 and we currently expect to achieve commercial production of SAF by first quarter 2025. A second facility that we intend to build in Reno, Nevada, adjacent to New Rise Reno, which we refer to as New Rise Reno 2, is currently expected to come online around 2026. The facilities that we recently acquired in Fort Myers, Florida, which we refer to as Fort Myers, and Wilson, North Carolina, which we refer to as Wilson, are currently expected to begin producing SAF in 2028. Our ability to bring future sites online on the intended timeline, if at all, is dependent on our ability to raise and deploy necessary funding capital and effectively manage the project buildout timeline. Total anticipated annual production output of neat SAF, assuming the timely completion of all four of these projects, is expected to be 159 million gallons per year by the end of 2028. Realizing these output assumptions is dependent on our ability to manage the feedstock supply chain and efficiently operate the facilities. This rolling expansion strategy allows the Company to bring new supply to the market in parallel with the anticipated increase in demand for SAF in the second half of the decade.
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New Rise Reno – Our current hydrotreating technology is capable of treating 130 thousand gallons of feedstock per day or approximately 44 million gallons of feedstock per year. After factoring in finished product yields of 86%, as it compares to feedstock input, and required maintenance downtime of 26 days per year, we anticipate New Rise Reno being able to produce approximately 112 thousand gallons of finished product per day or approximately 38 million gallons per year of neat SAF.

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New Rise Reno 2 – We expect New Rise Reno 2 to use similar hydrotreating technology as New Rise Reno with an additional 8,400 gallons per day being able to be treated. As a result, estimated feedstock hydrotreating capabilities are 139 thousand gallons of feedstock per day or approximately 47 million gallons of feedstock per year. After factoring in finished product yields of 86% and required maintenance downtime of 26 days per year, we expect the New Rise Reno 2 production facility to produce 119 thousand gallons of neat SAF per day or approximately 40 million gallons of finished product per year.

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Fort Myers and Wilson – As New Rise Reno is intended to be the technological and design blueprint for future sites, we also expect Fort Myers and Wilson to use similar hydrotreating technology as New Rise Reno with an additional 8,400 gallons per day being able to be treated. Each of Fort Myers and Wilson are forecasted to hydrotreat 139 thousand gallons of feedstock per day or 47 million gallons of feedstock per year. After factoring in finished product yields of 86% and required maintenance downtime of 26 days, we expect both facilities to produce 119 thousand gallons of neat SAF per day or approximately 40 million gallons of finished product per year. Total neat SAF production is expected to be 81 million gallons in total for both Fort Myers and Wilson.

New Rise Reno (Reno, Nevada)
Beginning in 2023, after its incorporation, XCF began analyzing acquisition targets within the renewable fuels space, which included New Rise Renewables and New Rise Renewables SAF. New Rise Renewables was in the process of bringing its New Rise Reno facility online as a renewable diesel production facility. New Rise Renewables

SAF is the adjacent plot next to the current New Rise Reno facility that intends to be constructed into a SAF facility. Because New Rise Renewables, LLC had the P66 Agreement with Phillips 66 and the New Rise Reno plant was nearing completion and commencing operations, XCF began negotiations to purchase the outstanding membership interests of New Rise Renewables, LLC.
On December 8, 2023, XCF entered into the New Rise Renewables MIPA with RESC Renewables Holdings LLC for an aggregate purchase price of $1.1 billion, less acquired liabilities of approximately $112.5 million, to acquire all of the issued and outstanding membership interests in New Rise Renewables. Consideration for the purchase will be paid at closing of the New Rise Acquisitions by our delivery of a convertible promissory note in the principal amount of $100.0 million and issuance of 88,750,000 shares of XCF common stock, valued at $887.5 million (using a stock conversion factor of $10.00 per share) for a total purchase consideration of $987.5 million. New Rise owns and operates the New Rise Reno production facility, which sits on 10 acres of land in the Tahoe Reno Industrial Center (TRI) in Reno, NV; this site is not considered a Tier 1 Renewable Chemical Investment Tax Credit (ITC) area. The facility has rail access and is adjacent to I-80, a major interstate highway. This transaction is currently expected to close in Q1 2025, subject to the fulfillment of certain closing conditions, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In October 2024, we filed a premerger notification with the FTC to comply with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. On November 15, 2024, the thirty-day waiting period expired. Our acquisition of New Rise SAF was completed on January 23, 2025. At closing, the aggregate purchase price of $200 million was reduced by $12.7 million, which represented XCF’s five times liquidation preference for its preferred membership units. As a result, Randy Soule was issued 15,036,170 shares of XCF common stock in exchange for his membership units, and GL was issued 3,693,830 shares of XCF common stock in exchange for its membership units and after consideration of its five times liquidation preference. Total consideration at closing was approximately $187.3 million or 18,730,000 shares of XCF common stock. We expect the New Rise Renewables transaction to close in Q1 2025, subject to the fulfilment of certain closing conditions in accordance with the New Rise Renewables MIPA.
The New Rise Reno production facility will function as XCF’s flagship SAF production facility. The facility employs a two-stage process including pretreatment and hydrotreatment. Through use of the pretreatment process, New Rise Reno is feedstock agnostic, which means that New Rise Reno will be able to use a variety of feedstocks to produce SAF. The conversion of New Rise Reno to SAF production was managed by Encore, one of the engineering, procurement, and construction (“EPC”) companies that was subcontracted to build New Rise Reno and which is 100% owned by Randy Soule. Mr. Soule will become XCF’s majority shareholder upon closing of the New Rise Acquisitions. During Q2 2024 up until conversion completion, RESC Renewables Holdings, LLC, the sole member of New Rise Renewables provided necessary capital to New Rise Reno to convert the facility to SAF and incurred approximately $17 million in construction costs related to the conversion. The facility underwent testing and produced 20,000 gallons of Neat SAF in November 2024. Production output is expected to increase in mid-December with the facility realizing 100% production output by Q1 2025, but we cannot assure you that production of SAF will begin at that time or when we will achieve 100% production output. We have not yet produced SAF in commercial quantities.
The New Rise Reno facility has rail access which serves as an entry and exit point for receiving feedstock directly at the plant and delivering SAF to off-takers. Once feedstock arrives by rail at the on-site spur, it can be transported directly from rail cars into storage tanks at the facility’s tank farm. New Rise Reno has the ability to store up to 1.5 million gallons of feedstock at its on-site tank farm with additional storage available on the rail spur. Because the required facility infrastructure is similar for both renewable diesel and SAF production, pretreatment, electrical, water, railcar and other infrastructure are already in place from the original construction of the facility, as well as appropriate permitting and zoning certificates. As a result, the New Rise Reno facility was efficiently converted into a SAF production facility without bearing greenfield construction costs.
On May 23, 2017, New Rise Reno entered into the P66 Agreement, a supply and offtake agreement with Phillips 66 whereby Phillips 66 would sell to New Rise Reno 100% of the feedstocks required for the production of renewable diesel at the New Rise Reno facility and purchase from New Rise Reno 100% of the renewable diesel produced at the facility. Under terms of the agreement, feedstock is supplied to New Rise Reno at spot pricing plus transportation, terminal, and logistics expenses plus a per gallon fee. For the sale of renewable diesel, Phillips 66 purchases 100% of the renewable diesel at a price per gallon based on current index prices for renewable diesel and other tax-based credits.
In May 2024, New Rise Reno and Phillips 66 entered into an addendum to the P66 Agreement, with an initial term of five years from the commencement date of September 1,2024, that extends the supply and offtake agreement to include feedstocks for renewable products and the sale of renewable products produced by New Rise Reno to

Phillips 66. Under the amended terms of the agreement, the terms of the feedstock price remain unchanged to the original agreement and P66 will charge New Rise Reno for transportation and logistics costs, and terminal, storage, blending and distribution fees to bring the renewable products to market. At the end of the initial five-year term, the agreement shall automatically renew for two successive additional periods of five years, unless otherwise terminated according to the terms, bringing the total duration of the agreement to a potential term of 15 years. At present, this is the only supply and offtake agreement for XCF’s current or planned production facilities. Other than the P66 Agreement, XCF and New Rise Reno do not have other feedstock supply or SAF off-take agreements in place.
New Rise Reno 2 (Reno, Nevada)
On December 8, 2023, XCF also entered into the New Rise SAF Renewables MIPA, (the New Rise SAF Renewables MIPA and the New Rise Renewables MIPA are referred to herein as the “MIPAs”) to acquire all of the issued and outstanding membership interests in New Rise SAF Renewables Limited Liability Company from Randy Soule and GL Part SPV I, LLC for an aggregate purchase price of $200.0 million. Consideration for the purchase will be paid at closing of the New Rise Acquisitions by our issuance of 20,000,000 shares of XCF common stock (using a stock conversion factor of $10.00 per share). This acquisition will result in XCF owning a 10-acre plot adjacent to the New Rise Reno production facility. This transaction is currently expected to close in Q1 2025, subject to the fulfillment of certain closing conditions, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In October 2024, we filed a premerger notification with the FTC to comply with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. On November 15, 2024, the thirty-day waiting period expired. We expect the New Rise transactions to close in Q1 2025, subject to the fulfilment of certain closing conditions in accordance with the MIPA.
XCF intends to leverage pretreatment, electrical, water, rail spur, and other infrastructure at the existing New Rise Reno facility to build an additional SAF facility at New Rise Reno 2 which is located directly adjacent to New Rise Reno. As an adjacent site, New Rise Reno 2 will be able to share in the existing utilities and transportation infrastructure already built. Since the lines, pipes, rail track, and other related infrastructure has already been constructed, New Rise Reno 2 will be able to link into existing infrastructure rather than complete a full ground-up build. As we intend to utilize the same pre-treatment and hydrotreatment technology at New Rise Reno 2 that is currently in place at New Rise Reno, New Rise Reno 2 is also intended to be feedstock agnostic and will utilize the same feedstocks as New Rise Reno. New Rise Reno 2 is anticipated to have estimated construction costs of $225 million and will take approximately 24 months to complete from the date construction begins. We anticipate beginning construction in 2025 with SAF production to begin around 2026. XCF projects that New Rise Reno 2 will produce an additional 40 million gallons of neat SAF annually.
XCF intends to engage Encore, one of the EPC subcontractors who built the New Rise Reno production facility and converted the New Rise Reno facility to SAF, to manage the construction of New Rise Reno 2. We may use a service provider to provide operating and maintenance services for the New Rise Reno 2 SAF facility to provide critical operating and maintenance services to operate New Rise Reno 2. XCF intends to attempt to extend its existing supply and offtake agreement with Phillips 66 to the New Rise Reno 2 facility. The Company, however, may also pursue long-term offtake agreements with similar offtake partners, airlines, or FBOs and may also opportunistically pursue alternative feedstock suppliers. Currently, XCF does not have supply and offtake agreements for the New Rise Reno 2 production facility.
Fort Myers (Fort Myers, Florida) and Wilson (Wilson, North Carolina)
On October 31, 2023, XCF entered into an asset purchase agreement with Good Steward Biofuels FL, LLC to acquire a biodiesel plant in Fort Myers, Florida, which we refer to as Fort Myers. Consideration for the purchase was paid at closing by our issuance of 9,800,000 shares of XCF common stock. The aggregate purchase price was $100.0 million, less $2.0 million in notes payable and loans assumed by XCF, using a stock price conversion factor of $10.00 per share.
On October 31, 2023, XCF also entered into an asset purchase agreement with Southeast Renewables, LLC to acquire a biodiesel plant in Wilson, North Carolina, which we refer to as Wilson, for an aggregate purchase price of $100.0 million. Consideration for the purchase was paid at closing by our delivery of a convertible promissory note in the principal amount of $23.0 million and issuance of 7,700,000 shares of XCF common stock. On December 29, 2023, XCF and Southeast Renewables, LLC entered into a note purchase agreement to convert the $23.0 million in principal outstanding and $297,425 in accrued interest at a conversion factor of $10.00 per share into 2,329,743 common stock shares.

Both Fort Myers and Wilson are dormant biodiesel facilities, strategically positioned to service the South Atlantic, East South Central, and Middle Atlantic markets. The Company intends to reconstruct these sites for SAF production by 2028. As we intend to utilize the same pre-treatment and hydrotreatment technology across all of our plants, Fort Myers and Wilson are also intended to be feedstock agnostic and are expected to utilize the same type of feedstocks as New Rise Reno. Once operational, each facility is expected to produce 40 million gallons of neat SAF annually, adding a combined 81 million gallons of annual production output. Both Fort Myers and Wilson are expected to take approximately 36 months to complete from the date construction commences with anticipated construction costs of approximately $350 million per site.
XCF intends to engage Encore to manage the construction of Fort Myers and Wilson. We may use a service provider for operating and maintenance services to provide critical operating and maintenance services to operate both Fort Myers and Wilson. XCF intends to extend its existing supply and offtake agreement with Phillips 66 to the Fort Myers and Wilson facilities. XCF intends to also pursue long-term offtake agreements with similar offtake partners, airlines, or FBOs as New Rise Reno. Currently, XCF does not have supply and offtake agreements for the Fort Myers and Wilson production facilities.
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Fort Myers – The Fort Myers site is a 7-acre site that is leased from the Florida Department of Agriculture. The Company has the opportunity to expand the site footprint by leasing additional acreage. Originally built to produce biodiesel and glycerin, a byproduct from biodiesel production, XCF intends to leverage the New Rise Reno site design to build-out and reconstruct the Fort Myers site to produce SAF. The Fort Myers site is located near I-75 on Florida’s Gulf Coast; this jurisdiction is not a Tier 1 ITC area.

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Wilson – Located in a Tier 1 ITC area near I-587 and I-95, the Wilson site is within 500 miles of New York City and Atlanta, GA, and 600 miles of Nashville, TN. This centric location enables Wilson to serve as an East Coast conduit as the business expands. The Wilson site is an owned 3.75-acre site that was originally built to produce biodiesel and glycerin. XCF intends to leverage the New Rise Reno site design to build-out and reconstruct the Wilson site to produce SAF.

Supply and Offtake Agreements
On May 23, 2017, New Rise Reno entered into the P66 Agreement whereby Phillips 66 would sell to New Rise Reno 100% of the feedstocks required for the production of renewable diesel at the New Rise Reno facility and purchase from New Rise Reno 100% of the renewable diesel produced at the facility. Under terms of the agreement, feedstock is supplied to New Rise Reno at spot pricing plus transportation, terminal, and logistics expenses plus a per gallon fee. For the sale of renewable diesel, Phillips 66 purchases 100% of the renewable diesel at a price per gallon based on current index prices for renewable diesel and other tax-based credits.
In May 2024, New Rise Reno and Phillips 66 entered into an addendum to the P66 Agreement, with an initial term of five years from the commencement date of September 1,2024, that extends the supply and offtake agreement to include feedstocks for renewable products and the sale of renewable products produced by New Rise Reno to Phillips 66. Under the amended terms of the agreement, the terms of the feedstock price remain unchanged to the original agreement and P66 will charge New Rise Reno for transportation and logistics costs, and terminal, storage, blending and distribution fees to bring the renewable products to market. At the end of the initial five-year term, unless otherwise terminated according to the terms, the agreement shall automatically renew for two successive additional periods of five years, bringing the total duration of the agreement to a potential term of 15 years. At present, this is the only supply and offtake agreement for XCF’s current or planned production facilities. Other than the P66 Agreement, XCF and New Rise Reno do not have other feedstock supply or SAF off-take agreements in place.
In addition, the addendum to the P66 Agreement permits New Rise Reno to continue to engage in sales and business development activities. For sales to a third-party that result in a premium to the price provided in the P66 Agreement, New Rise Reno and Phillips 66 will share in the price premium 77% and 23% respectively. Phillips 66 will remain responsible for blending and logistics services for sales to a third-party as well. Management is currently engaged in discussions with and has submitted proposals to multiple partners regarding SAF offtake.
In the future, the Company intends to attempt to extend the business relationship with Phillips 66 to include its future production facilities and anticipates that all of its facilities will have offtake agreements before the start of production.
Future Expansion
XCF intends to leverage the selected technology stack and site design of its New Rise Reno production facility as a model for future sites. New Rise Reno has a pending utility patent related to the design, layout and configuration of its production facility. This site design requires less area to build a production facility and can be efficiently replicated as modular design allows for rapid expansion. The New Rise Reno site has four modules – feedstock receiving, pretreatment, hydrotreatment, and finished goods (neat SAF) offtake. The feedstock receiving and finished goods offtake modules have direct access to both rail and truck ports. This design increases operational efficiency because it facilitates direct unloading of feedstock for production and direct loading of SAF onto customers’ trucks or rail tanks. By directly unloading feedstock and finished goods rather than storing them for extended periods, the facility requires a smaller sized tank farm, thereby reducing the size of the facility and increasing the speed of construction. However, while New Rise Reno will serve as the model, future sites will be designed on a case-by-case basis as facility designs will consider geographic opportunities and limitations; other operations related considerations will be addressed during feasibility studies and final investment decision (“FID”) analysis.
XCF will consider both greenfield developments and facility conversion projects. The Company intends to prioritize future development in locales with favorable regulatory policies, in Tier 1 Renewable Chemical ITC areas in Trade Association for Commercial Property Assessed Clean Energy (C-PACE) approved states. XCF intends to regularly review its site selection criteria in concert with the evolving market dynamics, the unique and specific needs of each potential project, and frequent changes in local, state, and/or federal policies.
Competitive Strengths and Advantages: XCF’s Full Suite of Capabilities
With four projects in the pipeline, XCF intends to capitalize on an early mover advantage and strong regulatory and market tailwinds for sustainable fuels to become a leading producer of SAF in the United States. XCF has the opportunity to leverage repeatable site design, proven technologies, flexible and versatile feedstock requirements, and a variety of financing sources to build a strong foundation realizing its planned growth model.
Early Mover Advantage
XCF will be positioned as the only public renewable fuels company primarily focused on SAF in the United States, distinguishing itself from peers that are predominantly legacy crude oil refiners. The Company holds a strategic early-mover advantage with commercial production of SAF currently expected to begin in Q1 2025, and a production facility design that can be replicated.
The current competitive landscape for SAF production facilities in North America is illustrated in the graphic below, which shows SAF production facilities that are currently operational (producing SAF), that are currently under construction, and that are proposed or under development (pre-construction).

Dimensional
NEXT
MONTANA RENEWABLES
BRAYA
FUELS
ReadiFuels
gevo
Lanzajet
Fulcrum
PHILLIPS 66
NESTE
AEMETIS
Chevron
Dimensional
INDABA
Dimensional
CVR Energy
CVR Energy
NACERO
VELOCYS
GRÖN
Lanzajet
Chevron
DIAMOND GREEN DIESEL
world energy
world energy
Fulcrum
FUELS

Map Legend

Status	Sites
Operational	5
Under Construction	5
Proposed / Under Development	19

Reliable, Proven Technologies
XCF will utilize a two-stage production process, combining feedstock pretreatment with the established hydrotreated esters and fatty acids (HEFA) pathway. The HEFA pathway is a process for refining vegetable oils, waste oils, or fats into SAF through hydroprocessing, which removes sulfur, oxygen, nitrogen and metals from the feedstock.

Pretreatment is a key stage of the production process in that it allows facilities to be feedstock agnostic. This flexibility will allow XCF to react to changes in feedstock market conditions and de-risk the supply chain even in times of high volatility. Additionally, pretreated feedstocks support a longer catalyst life which results in less frequent shutdowns for catalyst changeout. A pretreatment stage is already in place at New Rise Reno. XCF intends to employ a pretreatment stage at each facility or, depending on realized expansion plans, develop a regional pretreatment hub for its feedstock.
There are multiple technology pathways to produce SAF approved by ASTM International (“ASTM”), a global organization that develops and provides standards for various industries and applications. ASTM is an international standards organization that produces standards for SAF, among other things. XCF uses the HEFA pathway, due to the lower capital costs, reliability, and the availability of feedstocks which are close in energy density to fossil fuels. HEFA, approved in June 2011, is a proven technology currently in use at multiple advanced biofuel refineries worldwide to produce SAF and renewable diesel. While SAF has multiple ASTM-approved pathways, HEFA-based SAF is the only product that is commercially available today.
Under the HEFA pathway, sustainable feedstocks such as used cooking oil, animal fats and plant oils are hydroprocessed to break apart the long chain of fatty acids and subsequently hydro-isomerized and hydrocracked. In this process, feedstock undergoes a hydrodeoxygenation process in which the removal of the oxygen atom from the reactant occurs in the presence of hydrogen. Then, the hydrocarbons are cracked and isomerized, a refining process that alters the fundamental arrangement of atoms in the molecule without adding or removing anything from the original material, to jet fuel chain length. The HEFA process is similar to that used for hydrotreated renewable diesel production, only with a more intense cracking of the longer chain carbon molecules. Airlines currently use SAF that is blended with fossil jet fuel. SAF that has not been blended with another fuel is referred to as “neat SAF” which represents the end product produced by our production facilities. Currently, there are no specific mandates as to the ratio of blended SAF that must be used by the aviation industry. XCF’s ability to sell blended SAF results in less neat SAF being sold on a per gallon basis leading to the ability to earn additional revenues on a per gallon basis. XCF has had discussions with potential offtake partners to provide Jet-A/SAF blends of 90/10 and 80/20. In 2011, ASTM put forth ASTM D7566 SAF (HEFA) that regulates blended SAF ratios at a maximum ratio of 50/50.
Hydrogenation is a key part of the SAF production process whereby a chemical reaction is created between molecular hydrogen and another element or compound. The proprietary hydrogenation technology we use is licensed by New Rise Reno from Axens North America, a wholly-owned subsidiary of IFPEN and one of the industry leaders in process and catalyst development with more than 3,000 industrial units under license. New Rise Reno and Axens entered into a perpetual license agreement on Axens technology enables versatile hydrotreatment, boosts yields, and facilitates longer catalyst life. In addition to the technology license, a guarantee agreement has also been executed. Axens’ technology is in place at New Rise Reno and XCF intends to obtain similar licenses from Axens to utilize Axens’ technology at future sites.
On December 9, 2020 New Rise Reno and Axens North America Inc. entered into a license agreement whereby New Rise Reno received the non-exclusive right to utilize Axens’ liquid full hydrotreating technology and related process thereto, in exchange for a one-time license fee of $1,050,000, consisting of: i) a project closing fee of $200,000, ii) a fee of $200,000 on project acceptance, which is not to exceed four years after the effective date of the agreement, iii) $350,000 after one-year of operation following the acceptance date, iv) $200,000 after two years of operation following the acceptance date, and v) 100,000 after three years of operation following the acceptance date. Under terms of the agreement, project acceptance is defined as the date that Axens has completed its performance tests, which includes inspection of the Axens unit to check conformity with the process design and reactor inspection. In addition, acceptance will be confirmed with an acceptance certificate issued between New Rise and Axens. To date, a total of $200,000 has been paid as part of the license agreement and acceptance criteria has not yet been met. The license agreement does not require royalties paid to Axens North America, Inc. The related license to use the Axens technology and process is effective so long as New Rise Reno continues to utilize the Axens process and the related hydrotreating equipment. The license agreement is non-transferrable except that it may be assigned to an affiliate or successor of the assigning party or upon written consent of the parties. Axens has the right to terminate the license agreement in the event of New Rise’s uncured breaches of the agreement, including failures to make payment, use of Axens’ intellectual property outside of the scope of the license and breaches of confidentiality obligations.

Production Process

Versatile Feedstock Base
XCF intends to have production facilities that are feedstock agnostic. This attribute affords XCF the flexibility to utilize and/or shift to any different type of low carbon intensity feedstock due to the pretreatment technology and Axens hydrotreater technology in use at New Rise Reno and intended to be deployed at future sites.
The P66 Agreement includes the supply of feedstock and allows the Company to procure feedstock at spot-plus pricing. Currently, this agreement covers 100% of feedstock requirements for New Rise Reno and is the only supply agreement for feedstocks that XCF currently has in place. As we do not presently have other feedstock supply agreements in place, 100% of the current feedstock needs would be supplied by Phillips 66.
Commonly used feedstock sources for production of renewable fuels from triglycerides, an ester derived from glycerol and three fatty acids which are the main constituents of body fat in humans and other vertebrates, as well as vegetable fat, have been distillers corn oil (“DCO”), refined, bleached and deodorized soybean oil (“RBD SBO”), canola oil, and waste oils such as used cooking oil, yellow grease, and animal tallow (from meat processing). XCF intends to utilize non-food feedstocks with a focus on DCO and waste oils in the production of SAF. The Renewable Fuel Standard (RFS) program and Low Carbon Fuel Standard are major drivers for the demand for production of renewable fuels in the U.S. market which in turn leads to demand for feedstock resources. A summary of these feedstocks according to a July 2023 publication by Burns McDonnell titled, “Renewable Diesel Feedstocks: Considering Plant-and Animal-Based Options,” follows:
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Animal Fats: The processing of animals produces approximately 10 million pounds of triglycerides as rendered animal fats annually. Historically, around one-third of these triglycerides are used in the human food chain and in consumer products while one-third is used in animal feed, and the final third, approximately 3.5 billion pounds, is used as a feedstock to produce renewable fuels.

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Canola: In North American, roughly 1 billion bushels of canola are produced per year. While around 40% of the crop is exported, approximately 60% is crushed in North America to produce canola meal and yielding around 3.3 billion pounds of oil. In 2022, the US Environmental Protection Agency (EPA) approved a pathway for canola as a feedstock for renewable fuel.

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Corn: Approximately 14.5 billion bushels of corn are produced in the US and Canada annually making it the largest available source of triglycerides. A 56-pound bushel of corn can yield approximately 2 pounds of oil, indicating a potential volume of 29 billion pounds of corn oil available in the market. Per the USDA, roughly 40% of corn is processed into ethanol and is mixed into renewable fuels today. New Rise previously used 100% DCO for renewable diesel production due to the availability, economical price point, and higher purity than other fats, oils, and greases currently on the market today.

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Soybean: There are approximately 4.8 billion bushels of soybeans produced in the US and Canada annually. Around 50% of this production is utilized domestically while the remaining volume is exported as whole beans. Soybeans which are utilized domestically are crushed to produce soybean meal for livestock use and soybean oil. A 60-pound bushel of soybeans can yield approximately 12 pounds of soybean oil. Approximately 60% of the oil is used in food and industrial applications while approximately 40% of the oil produced, around 11 billion pounds, is used in the production of renewable fuels. New crush capacity under construction in the U.S. is expected to increase the percentage of soybeans used domestically which is intended to result in the availability of additional supply to support growth in the demand for oil to produce renewable fuels.

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Waste Oils: Waste oils, referred to as recycled or mixed oils in the referenced Burns McDonnell publication, used as feedstocks for renewable fuel production include lower-quality fats and oils such as used cooking oil, yellow grease, and other rendered products. These products may have higher concentrations of triglyceride degradation, such as free fatty acids, ketones and aldehydes or other materials identified as moisture, insoluble and unsaponifiables. While these properties limit some commercial uses for these triglycerides, as recovered co-products, they have low carbon intensity which makes them attractive as feedstocks for the production of renewable fuels.

As part of its long-term strategy, XCF intends to build an integrated business model that includes feedstock supply and delivery to its plants; XCF has identified strategic partnerships to facilitate this objective. Through vertical integration, XCF believes that it can position itself to secure a reliable source of sustainable non-food feedstock volumes at competitive pricing. By working with strategic partnerships, XCF expects to have the ability to purchase non-food feedstock crops, farm-direct and partner with underutilized crush facilities and/or expand collection networks for used cooking oil and other waste and by-product oils. These initiatives are intended to both reduce the overall feedstock cost to XCF’s production facilities and ensure reliable supply as competition for feedstocks increases in the coming years.
Financing
Government sponsored loans, grants, and other programs are part of a regulatory environment that supports the development of SAF facilities and continued adoption of SAF by the aviation industry. Management has identified various government-sponsored programs which may provide lower-cost financing and tax credits for some XCF facilities. Management is also actively engaged in discussions with multiple potential investors regarding capital needed for the conversion of existing production facilities to SAF production and construction and conversions of additional productions facilities. We intend to identify and apply for multiple financing options for these facilities, which includes grants, loans and other financing arrangements available from the U.S. Department of Energy, U.S. Department of Agriculture, the Federal Aviation Administration, the Trade Association for Commercial Property Assessed Clean Energy (C-PACE), and the Florida PACE Funding Agency, amongst others.
XCF Operations and Management
XCF intends to use a combination of internal management and third-party service providers to manage the business and plant operations and may make changes to its operations management model from time to time depending on business conditions. Management will primarily be responsible for feedstock acquisitions, off-take agreements, growth and acquisition strategy, execution of current business plans, financing of existing and future projects, day-to-day plant operations and maintenance, and management of third-party service providers. Third-party service providers will be utilized for EPC services, however the company may elect to engage third-party service providers to manage the day-to-day plant operations and maintenance of future sites.
Encore
Encore is one of the EPC companies that was subcontracted to build New Rise Reno. Encore managed the conversion of New Rise Reno to SAF production. Encore is 100% controlled by Randy Soule, who will become XCF’s majority shareholder upon closing of the New Rise Acquisitions.
Encore will be responsible for:
•	Procurement and installation of new equipment as it relates to construction projects;
•	Procurement of all structural materials, instruments, controls and programming for plant construction;
•	Infrastructure expansion and procurement of related equipment; and
•	Overall project management for related construction projects.
XCF also intends to enter into EPC contracts with Encore to provide similar services for the construction or conversion of New Rise Reno 2, Fort Myers and Wilson.

Orion Plant Services, Inc.
In February 2024, we signed an operations and maintenance agreement with Orion Plant Services, Inc. (“Orion”). Orion’s responsibilities included:
•	Monitoring and operating the production facility;
•	Monitoring and troubleshooting any mechanical or electrical issues and taking necessary corrective actions;
•	On-site training to its employees;
•	Plant performance and improvement plans;
•	Health and safety compliance;
•	Overall project management and control; and
•	Development of training and facility procedures as it relates to facility setup, hiring and training, tank farm and rail yard, utilities, hydrotreater, facility commissioning and maintenance programs.
In Q4 2024, New Rise Reno terminated its agreement with Orion and directly hired the employees rather than utilize the service provider. New Rise Reno currently manages the day-to-day operations and maintenance at the New Rise Reno facility. In the nine months ended September 30, 2024, New Rise paid Orion $3.3 million for services in accordance with the operations and maintenance agreement. No accruals were outstanding to Orion as of September 30, 2024.
Market Environment
Transportation and Greenhouse Gas Emissions
The transportation sector has been identified as a leading contributor of greenhouse gas emissions in the United States for the last three decades. The “Inventory of U.S. Greenhouse Gas Emissions and Sinks (Inventory)” is an annual report published by the EPA which tracks U.S. greenhouse gas emissions and sinks by source, economic sector, and greenhouse gas going back to 1990. Additionally, the EPA uses the Greenhouse Gas Reporting Program (GHGRP) which requires reporting of greenhouse gas data and other relevant information from large GHG emission sources, fuel and industrial gas suppliers, and CO2 injection sites in the United States; reported data is made available in October of each year.
The gasses covered by the Inventory include carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons, sulfur hexafluoride, and nitrogen trifluoride. The national greenhouse gas inventory is submitted to the United Nations in accordance with the Framework Convention on Climate Change. According to this report, the primary sources of greenhouse gas emissions by economic sector in the U.S. are:
Transportation (28.5%) – The transportation sector generates the largest share of greenhouse gas emissions. Greenhouse gas emissions from transportation primarily come from burning fossil fuel for cars, trucks, ships, trains, and planes. Over 94% of the fuel used for transportation is petroleum based, which includes primarily gasoline and diesel.
Electricity production (25.0%) – Electric power generates the second largest share of greenhouse gas emissions and includes emissions from electricity production used by other end use sectors. In 2021, 60% of electricity was produced from burning fossil fuels, mostly coal and natural gas.
Industry (23.5%) – Greenhouse gas emissions from industry primarily come from burning fossil fuels for energy, as well as greenhouse gas emissions from certain chemical reactions necessary to produce goods from raw materials. If emissions from electricity use are allocated to the industrial end-use sector, industrial activities account for a much larger share (30%) of the U.S.’s greenhouse gas emissions.
Market Opportunity and Demand for Renewable Fuels
The market for renewable fuels is nascent but growing, though energy use in the industry is still dominated by liquid transportation fuels derived from fossil, carbon-based raw materials. Through a combination of loan and grant programs and tax incentives, state and federal government organizations have taken the lead in stimulating the demand for and adoption of SAF providing significant tailwinds for both SAF supply and demand, driving a need for new plants and increased production. The transportation industry has responded by seeking sustainable fuel alternatives and making commitments for incorporating SAF into their fuel programs with key milestones in 2030 and 2050.
According to the U.S. Energy Information Administration (“EIA”), in 2022, petroleum products accounted for approximately 90% of total U.S. transportation sector energy use. Biofuels contributed approximately 6%, most of which were blended with petroleum fuels (gasoline, diesel fuel, and jet fuel). Gasoline, accounting for 52% of transportation energy use, is the dominant transportation fuel in the United States, followed by distillate fuels (mostly diesel fuel) at 23% and jet fuel at 12%.
As various industry bodies and governmental agencies have announced aspirational decarbonization targets by 2050, XCF believes that market and political sentiment will continue to shift in favor of sustainability, significantly altering the mix of fuel consumption in favor of renewable fuels. Decarbonization refers to the removal or reduction of carbon dioxide (CO2) output into the atmosphere.
The renewable fuels that XCF will produce at its facilities are designed to meet the EPA’s Renewable Fuel Standard (RFS), which requires a minimum volume of transportation fuels sold in the U.S. to contain renewable fuel to help reduce greenhouse gas emissions. The final volume requirements under the EPA’s RFS are set forth below. On July 1, 2022, the EPA issued final Renewable Fuel Volume Requirements for calendar years 2020, 2021, and 2022. On June 21, 2023, the EPA announced a final rule to establish RFS volumes for 2023, 2024, and 2025. The EPA Administrator has the discretion to determine the volume amounts for all fuel categories starting in 2023. These volume mandates drive demand for renewable fuels. Decarbonization refers to the removal or reduction of carbon dioxide (CO2) output into the atmosphere.

	Renewable Fuel Volume Requirements 2020-2025 (billion RINs)
Year	2020	2021	2022	2023	2024	2025
Cellulosic Biofuel	0.51	0.56	0.63	0.84	1.09	1.38
Biomass-Based DieselA	2.43	2.43	2.76	2.82	3.04	3.35
Advanced Biofuel	4.63	5.05	5.63	5.94	6.54	7.33
Renewable Fuel	17.13	18.84	20.63	20.94	21.54	22.33

A	Biomass-Based Diesel is given in billion gallons
The market for renewable fuels is also driven by the adoption of low-carbon fuel standards in certain states and Canadian provinces. Low-carbon fuel standards programs establish levels of carbon intensity for transportation fuels and requires fuel providers to demonstrate that the volume and type of fuel they supply for use in that state or province meets the carbon intensity level or standard that is established for that year. Businesses such as XCF that create cleaner fuels will generate credits that can be sold to fuel users who must offset deficits.
The SAF Opportunity
According to the IEA, in 2022, aviation accounted for 2% of global energy-related CO2 emissions, having grown faster in recent decades than rail, road or shipping. While aviation has gradually become less energy intensive on a passenger per mile basis as aircraft have become more efficient, efficiency gains can only go so far toward reaching climate goals. SAF allows for the decarbonization of the fuel without requiring changes to the aircraft technology or other aviation related infrastructure. According to the IATA, SAF could contribute around 65% of the reduction in emissions needed by aviation to reach net zero CO2 emissions by 2050.
Commercial aviation has developed largely due to the relatively high energy per unit mass of traditional fossil-based jet fuel, which can power planes for the necessary durations and distances without adding unmanageable weight. To date, no other traditional energy source has proved a viable substitute.
However, recent engineering of SAF has produced a sustainable alternative chemically similar to traditional jet fuel which achieves the energy density required to power large aircraft. This makes SAF a drop-in fuel, in that it seamlessly integrates with existing aviation infrastructure and is easily blended with or used in place of traditional Jet-A. While there is no mandated or established industry standard for the blend rate, the maximum Jet-A and SAF blend ratio is up to 50/50 (fossil jet fuel: neat SAF). We have the ability to deliver neat SAF but we expect offtake partners to require a ratio of blended SAF. Notably, regulatory intervention or the establishment of a common blend standard could impact the Company’s financial outlook. In 2011, ASTM put forth ASTM D7566 SAF (HEFA) that regulates blended SAF ratios at a maximum ratio of 50/50. As SAF is produced from sustainable feedstocks, using SAF could drive significant reductions in carbon emissions.
Due to SAF’s promise as a viable substitute for fossil-based jet fuels, in 2021 the U.S. Department of Energy (DOE), the U.S. Department of Transportation (DOT), the U.S. Department of Agriculture (USDA), and other federal government agencies announced the Sustainable Aviation Fuel Grand Challenge, as part of a comprehensive strategy for scaling up new technologies to produce SAF on a commercial scale. The Challenge aims to expand domestic consumption of SAF to 3 billion gallons per year by 2030 and 35 billion gallons per year by 2050 – projected 100% of aviation fuel demand – while achieving at least a 50% reduction in lifecycle greenhouse gas emissions. Recent EPA data shows that approximately 5 million gallons of SAF were consumed in 2021 and over 14 million gallons in 2022. According to the Sustainable Aviation Fuel Market Outlook (June 2024 update) by SkyRNG, SAF capacity announcements to date in the US are expected to produce 2.2 billion gallons SAF by 2030 leaving a potential shortfall of around 800 million gallons of SAF for achieving the 2030 milestone.
As this has propelled sustainability into key focus for the airline industry, multiple airlines around the world have announced near- and medium-term goals for adopting SAF for use in meeting their sustainability targets as it relates to reducing greenhouse gas emissions. The oneworld Alliance, for example, comprising 13 member airlines, announced a goal of achieving 10% SAF use across members’ aggregated fuel volumes by 2030, as part of its initial carbon roadmap to net zero carbon emissions by 2050. According to the World Economic Forum, “Climate Goals: Airlines are Pinning Their Hopes on Sustainable Aviation Fuel,” it is estimated that SAF makes up only around 0.1% of the fuel currently in use though many airlines have a target of 10% by 2030; the SAF Grand Challenge’s goal of net zero by 2050 relies on SAF accounting for 65% of fuel. In the European Union (“EU”), rules will require fuel suppliers to ensure that 2% of fuel made available at EU airports is SAF in 2025, rising to 6% in 2030, 20% in 2035, and gradually to 70% in 2050.
The mission of The Sustainable Aviation Buyers Alliance (“SABA”) is to accelerate the path to net-zero aviation by driving investment in high-integrity SAF, catalyzing new SAF production, technological innovation, and supporting member engagement in policy-making efforts. Spearheaded by RMI and Environmental Defense Fund (EDF) and supported by its founding companies, the SABA aims to accelerate the path to net zero aviation by driving investment in and adoption of SAF, which could substantially reduce emissions from air travel.
In late 2022, ICAO member states adopted a long-term global aspirational goal (LTAG) to achieve net zero carbon emissions from international aviation by 2050. The agreement aims to reduce emissions within the sector itself (i.e. directly from aviation activity, as opposed to via offsetting emissions through purchase of credits). Although it remains non-binding and lacks intermediate goals, member state governments are expected to produce action plans within their own national timeframe and capabilities.
According to an S&P Global Commodity Insights report, S&P Global has calculated that if all countries were to meet their 2050 SAF blending targets, this would imply an annual supply requirement of 17.5 billion gallons equivalent across all types of SAF, including biofuels and synfuels. With current delivered SAF supply volumes estimated at just over 200 million gallons, achieving a minimum of 17.5 billion delivered volumes by 2050 would require 17.3% annual growth. Given the potential for more countries to announce targets or for blending to occur even in countries without targets in place, this estimated growth requirement could be conservative.

Blended SAF, which is a blend of traditional Jet-A fuel and SAF, is used by airlines around the world as an alternative fuel option to traditional 100% Jet-A fuel for the purpose of reducing greenhouse gas emissions as described above. Airlines have taken meaningful steps to incorporate SAF into their fuel purchasing programs. According to the ICAO, in 2023 alone there were 28 agreements totaling 3.1 billion gallons (11.58 billion liters) signed by major airlines around the world. At the virtual AFI Sustainable Aviation Fuel Workshop held on April 12, 2022, the IATA shared the following estimates for the evolution of SAF between 2016 and 2025.

SAF: Industry Evolution Estimates

450K Flights

2016: 500 flights
2025: 2 million flights

33M+ Gallons Per Year

2016: 2M gallons
2025: 1.3B gallons

38 Countries with SAF Policies

2016: 2 countries
2025: Potential Global Agreement

70% Avg. CO_2 Reduction

2016: ~60%
2025: ~80%

$17B in Forward Purchase

2016: $2.5 billion
2025: >$30 billion

7 Technical Pathways

2016: 4 pathways
2025:11 pathways

XCF’s Products
XCF intends to sell SAF fuel to off-takers, airlines and FBOs. Currently, the aviation industry primarily utilizes the following types of fuels:
•	Fossil jet fuel – refers to conventional jet fuel and is known as Jet-A under ASTM 1655.
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Neat SAF – is an umbrella term that refers to multiple synthetic jet products meeting ASTM Standard D7566. Commonly known production pathways include alcohol to jet (AtJ), Fischer-Tropsch (FT), and hydroprocessed esters and fatty acids (HEFA), which all produce synthetic paraffinic kerosene (SPK). These “neat SAF” pathways are where greatest emissions reductions are found.

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Blended SAF (or what many simply call SAF) – refers to a blended, finished fuel containing a blend of neat SAF and Jet-A that meets ASTM Standard 1655. Neat SAF has a lower CI than Jet-A, thus lowering the overall CI of the fuel. Airlines currently utilize blended SAF at ratios of 90/10 or 80/20 (Jet-A : neat SAF); the maximum blend ratio is 50/50 (Jet-A : neat SAF).

Under the P66 Agreement, Phillips 66 shall purchase 100% of the neat SAF produced at with New Rise Reno. The P66 Agreement permits New Rise Reno to continue to engage in sales and business development activities. To the extent that we develop new sales with FBOs or airlines directly, we may be required to deliver blended SAF which is ready for in-flight use. Although the blended SAF ratio can be 10% to 50% compared to conventional jet fuel, XCF would benefit from a higher revenue per gallon on a neat SAF basis due to differences in the amount of SAF used in the end product. Phillips 66, under the terms of the P66 Agreement, will provide the blending and logistics services for these third-party customers.
Competitive Environment
Our current competitors primarily consist of:
•	Traditional fossil fuel refiners that are diversifying their product mix and/or transitioning to a renewable energy-led product portfolio,
•	Technology-driven companies who are pioneering various new pathways for SAF, and
•	Production-focused companies which license hydrotreating technology and excel in bringing sites online efficiently and marketing SAF.

The current competitive environment in North America includes approximately 30 competitor production facilities, of which five are operational sites, five are under construction, and 19 sites have been proposed or are under development and slated to come online by the end of 2030 or after. As sites take several years from development to first production, it is expected that this competitive set is representative of how the market will evolve until approximately 2030. XCF has a project pipeline that includes sites which are expected to come online in 2024, 2026, and 2028, giving it an early mover advantage over the majority of the competition and the opportunity to bring more supply to market as demand increases in the coming years.
A brief overview of the businesses we currently believe to be our material competitors follows. These producers compete in the drop-in renewable fuels market and may produce products in addition to SAF such as renewable diesel. Competitors businesses do not represent a direct comparison to XCF whose business model currently focuses on pure play SAF production utilizing the HEFA pathway. Some producers may be developing new technologies and are not yet producing renewable fuels at commercial scale or may also have traditional refinery as a core business. A brief overview of the SAF or renewable diesel production of the competitors includes.
Gevo, Inc.: Gevo produces SAF, renewable diesel, animal feed, and other low-carbon, bio-based raw materials. According to the company’s website, the expected annual production output of Gevo’s Net-Zero 1 facility is 65 million gallons per year of liquid hydrocarbons in the form of jet fuel and renewable gasoline; the facility is expected to come online in 2026. Total anticipated annual neat SAF production output of XCF, assuming the timely completion of all four of these projects, is expected to be 159 million gallons per year by the end of 2028, of which New Rise Reno is expected to produce 38 million gallons per year.
LanzaJet, Inc.: LanzaJet produces low-carbon sustainable aviation fuel and renewable diesel through its alcohol-to-jet (ATJ) technology. According to the company’s website, their Freedom Pines ATJ facility, which completed construction in January 2024 and is expected to begin production of SAF in the second quarter of 2024, has an estimated capacity of approximately 10 million gallons per year. Total anticipated annual neat SAF production output of XCF, assuming the timely completion of all four of these projects, is expected to be 159 million gallons per year by the end of 2028, of which New Rise Reno is expected to produce 38 million gallons per year.
Montana Renewables, LLC: Montana Renewables is a producer of SAF, renewable diesel, and renewable naphtha. According to the company’s website, annual production capacity for SAF is around 30 million gallons per year. Total anticipated annual neat SAF production output of XCF, assuming the timely completion of all four of these projects, is expected to be 159 million gallons per year by the end of 2028, of which New Rise Reno is expected to produce 38 million gallons per year.
Neste Ovi: Neste claims to be the world’s leading producer of renewable diesel and SAF and a forerunner in providing renewable feedstock solutions. In addition to renewable diesel and SAF, Neste produces a variety of other products. According to the company’s website, output of global SAF production is expected to reach 1.5 million tons in early 2024. Total anticipated annual neat SAF production output of XCF, assuming the timely completion of all four of these projects, is expected to be 159 million gallons per year by the end of 2028, of which New Rise Reno is expected to produce 38 million gallons per year.
There are several key factors which drive competition, namely price, production capacity, and location. As all neat SAF must meet ASTM D7566 standards, quality is less of a competitive advantage. In the future, however, as new pathways become commercially viable, fuels which have lower CI scores may become available which could serve as a competitive advantage.
SAF companies compete with other renewable fuels companies for feedstock. As the demand for SAF and other renewable fuels grows in the coming years, access to a reliable supply of feedstock at a suitable price will likely become a key driver of success.
U.S. Federal Income Tax Credits
In addition to grants and loans, the United States federal government incentivizes the production of low-carbon transportation fuel and sustainable aviation fuel through production tax credits (that can be used against income tax liabilities) pursuant to sections 40A, 40B, 6426, and 45Z (collectively, the “Tax Credits”) of the Code. Tax credits available under Code sections 40A and 40B will expire at the end of 2024, and tax credits will be available under Code section 45Z from 2025-2027 unless further extended by Congress.
The Tax Credits are a key part of an energy policy environment that supports the development and production of sustainable aviation and transportation fuel facilities. The Tax Credits can be monetized in various ways, including certain refundable provisions through the end of 2024, and from 2025-2027, through tax equity financings or the sale of Tax Credits to certain purchasers. With respect to those facilities eligible for Tax Credits in the years in which such credits are available (and, as relevant, for years in which the Tax Credits are extended through Congressional action), the Company intends to monetize all available Tax Credits in an efficient manner to support the development, construction, and ongoing operation of low-carbon transportation and sustainable aviation fuel facilities. In certain instances, depending on the manner in which the Company monetizes Tax Credits, the Company may retain certain tax attributes associated with its facilities, including depreciation, that can provide cashflow and timing benefits with respect to the Company’s federal income tax liabilities.
Clean Fuel Production Tax Credit (45Z Credit) / Blenders and Renewable Diesel Tax Credit (40B /40A)
The Tax Credits provide up to a $1 per gallon production tax credit for low-carbon transportation fuels and $1.75 per gallon tax credit for SAF, indexed annually for inflation, currently scheduled to expire at the end of 2027.
The 45Z Credit is available from January 1, 2025 until December 31, 2027. the value of each credit increases inversely relative to the reduction in the fuel’s carbon intensity, measured in kilograms of CO2e per mmBTU. Specifically, the value of the 45Z Credit begins with a baseline assumption that fuels have a maximum carbon intensity of 50 kilograms of CO2e per mmBTU, and as that intensity approaches zero, the value of the credit increases, up to a certain cap, indexed for inflation. For transportation fuels, the maximum 45Z Credit value is $1/gallon, assuming certain labor, wage and apprenticeship requirements are satisfied (which the Company intends to comply with). This $1/gallon value is in part determined using the Greenhouse Gases, Regulated Emissions, and Energy Use in Transportation (“GREET”) model. The GREET model is a tool that assesses a range of lifecycle energy, emissions, and environmental impact challenges and that can be used to guide decision-making, research and development, and regulations related to transportation and the energy sector. In its SAF application, the GREET model is used for determining carbon intensity, for which the Treasury Department is obligated to publish tabular data taxpayers can rely upon for substantiating their CI scores. For SAF, the maximum 45Z Credit value is $1.75/gallon, assuming certain labor, wage and apprenticeship requirements are satisfied (which the Company intends to comply with), using the Carbon Offsetting and Reduction Scheme for International Aviation, which has been adopted by the International Civil Aviation Organization (“CORSIA”) model (or a similar model under the federal government’s Clean Air Act). For both transportation fuels and SAF, failure of the company to comply with prevailing wage and apprenticeship requirements results in an 80% reduction in the 45Z Credit value.
The GREET model is subject to change on a periodic basis, and while the 45Z Credit statutory language requires the publication of carbon intensity tables for transportation fuels, there is uncertainty as to the version of GREET those tables will refer to, or how the tables will vary over time, including during the credit period. Accordingly, there is a risk the 45Z Credit values will fluctuate during the credit period, and that the Company may not be able to permanently rely on a version of carbon intensity tables in a GREET model. This may result in uncertainty as to financing a project and measuring the magnitude of tax credits that the Company can monetize. In addition, the market for SAF is currently developing, and models under CORSIA or other federally allowable rules are in a state of flux. Moreover, the Section 45Z statute does not provide for SAF tables, suggesting taxpayers will be required to develop their own computations. Finally, while the Section 45Z statute requires tables to be published for transportation fuels, there is no such requirement for SAF. Accordingly, there is uncertainty as to transportation fuel credit values for purposes of Code section 45Z. Similarly, for other Fuels Credits, there is no requirement to publish tables with credit values, resulting in potential uncertainty as to whether the IRS will respect a taxpayer’s determination of the Fuels Credit value for any given tax year.
The fuels tax credits under Code sections 40A and 40B (together, “40 Credits”), respectively, provide for $1.00 per gallon for certain biodiesel fuels and $1.25 per gallon production tax credit for SAF. The 40 Credits are set to expire on December 31, 2024. The Fuels Credit under Code section 40B requires that the SAF produced, discounting that portion which is kerosene, have a GHG reduction percentage of at least 50%. In contrast, the Fuels Credit under Code section 40A does not consider lifecycle GHG and accounting for the carbon intensity score of fuel to determine the maximum credit achievable per gallon of fuel produced. Additionally, there is no requirement to publish tables with credit values, resulting in potential uncertainty as to whether the IRS will respect a taxpayer’s determination of the 40 Credits value for any given tax year.
In addition to federal income tax incentives, the Company intends to manage its operations to qualify for additional federal and state regulatory incentives as described below.

Renewable Fuel Standard (RFS)
The Renewable Fuel Standard (RFS) program was developed under the Energy Policy Act of 2005 as an amendment to the Clean Air Act (CAA) of 1970. The Energy Independence and Security Act (EISA) of 2007 expanded the RFS program to reduce greenhouse gas (GHG) emissions by expanding the use of renewable fuels. The RFS is a national policy governed by the United States Environmental Protection Agency (EPA) in consultations with the U.S. Department of Agriculture (USDA) and the Department of Energy (DOE). The program demands a specific volume of renewable fuel to substitute traditional petroleum-based fuel for transportation.
To satisfy the requirements of the RFS program, refiners or importers of petroleum fuels must either blend in sufficient volumes of renewable fuels or obtain Renewable Identification Numbers (RINs) to meet the EPA’s Renewable Volume Obligation (RVO). Each refiner’s or importer’s RVO is calculated by the EPA annually based on the CAA volume projections of gasoline and diesel production for the year. The RVO is the volume a refiner or importer is obligated to sell based on the company’s total fuel sale.
To generate RINs, a fuel producer needs to maintain significant data on the feedstock used to create the fuel. RINs are generated once a producer generates a gallon of renewable fuel. In relation to SAF, once a renewable fuel source is blended with a non-renewable medium at a blender, the RIN credit can be separated and sold to others or claimed by the blender if it has an RVO. Qualifying renewable fuels are required to achieve reduction in GHG commissions compared to a petroleum-baseline metric from 2005 mandated by the EISA, although facilities producing fuel before 2007 are not required to meet the GHG emissions reductions specified to generate RINs (the class of RINs these facilities qualify for, however, is typically less valuable than the RINs we anticipate our fuels will generate). XCF currently anticipates that its fuels will qualify to generate RINs specific to biomass-based diesel, and/or cellulosic biodiesels (both would also qualify for the broader category of “renewable fuels”).
The price of RIN credits is not fixed, but variable, depending on supply and demand dynamics. Demand for RINs is dependent upon the RVO requirements set forth by the EPA, while supply is based on output of renewable fuel producers, which respond to costs of production. RINs are frequently traded, with prices reflecting these dynamics.
With the rise in global demand for non-food feedstocks, XCF expects to see an increase in the cost of SAF per gallon, which, XCF believes, will directly raise the prices of RINs for sale.
On the other hand, EPA’s latest RFS rules—announced in June of 2023—set annual volume requirements for 2023-2025 below biofuel production trends, which would apply downward pressure on the prices of RINs. The limits set by the EPA in future years could also affect the financial model with respect to price of RINs.
Low Carbon Fuel Standard (LCFS)
Like the RFS program, the LCFS tax credit focuses on decreasing the carbon intensity of California’s transportation fuel and providing an increase in lower-carbon fuel alternatives to improve the quality of air. The LCFS program was initiated in 2009 by the California Air Resource Board (CARB) and implemented in 2011. The program was amended and readopted in 2016 to address procedural changes to its adoption process. CARB approved additional amendments in 2018 which strengthen the carbon-intensity (CI) benchmarks through 2030, aligning with California’s 2030 GHG reduction target. The current LCFS regulation imposes a standard 20% CI decline starting 2030. In December 2023, CARB proposed revisions to the LCFS regulation that will impose more stringent CI benchmarks and tighten rules around eligibility of certain projects to generate LCFS credits. The LCFS allows for a lifecycle assessment of fuels by measuring the GHG emissions associated with the production, transportation and use of the fuel. CI scores measure both the direct and indirect effects of crop-based biofuels. Each CI represents grams of carbon dioxide equivalents per megajoule (gCO2e/MJ). The CI score of each low-carbon fuel is compared to the declining CI benchmark for each year. Low-carbon fuels below the designated benchmark generate a credit while fuels above generate a deficit. XCF, being a provider of transportation fuel, must demonstrate that the mix of fuels delivered to California is compliant with the LCFS standards on an annual basis. XCF can utilize a variety of feedstocks including but not limited to corn, soybean, and used cooking oils which generates a lower CI score in comparison to traditional petroleum-based fuels. The CI benchmark score fluctuates annually, and fuel providers must meet the benchmark accordingly. For compliance purposes, a deficit generator indicates the number of credits acquired is greater than or equal to the number of deficits accumulated. According to the LCFS data dashboard, $2 billion worth of credit transactions were accounted for in 2018. To expand low-carbon initiatives, the LCFS program is planning to create a Pacific-Coast collaborative with Washington, Oregon, and British Colombia. The trickle-down effect of the LCFS credit is sparking interest for similar programs in other regions of the world such as Brazil and Canada.

To monetize this credit, LCFS is tracked quarterly via CI scores. Once credits are calculated, the credits undergo a verification process post credit generation. Thus, fuel producers and blenders must maintain transaction logs to maintain compliance with LCFS standards for fuel pathway-based crediting. Between December 2023 and January 2024, average prices per LCFS credit have ranged from $73-$69.
Intellectual Property
XCF does not currently own any intellectual property material to its operations, and instead plans to license existing technologies for the operations of its plants. Currently, New Rise licenses Axens’ proprietary hydrogenation technology in renewable fuels production at New Rise Reno. XCF intends to obtain similar licenses from Axens to utilize this technology at future sites.
New Rise has a pending utility patent related to the design, layout and configuration of the New Rise Reno facility. The related utility patent application was filed in the United States on October 20, 2023 under application number 63/592,081. The patent application is still pending final approval by the U.S. Patent and Trademark Office. At this time, XCF has not placed a value on this intellectual property; however, it is a that XCF intends to replicate where appropriate working model for all SAF production or other production facility sites we may construct or convert in the future.
Regulatory Matters – Environmental and Compliance
As a refiner of biofuels, XCF will be subject to federal, state and local environmental laws, regulations and permit conditions, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. Environmental laws and regulations may, among other things:
•	Require the installation of pollution control equipment;
•	Restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with SAF, or other production activities; and
•	Require preparation of an environmental assessment or an environmental impact statement.
These laws, regulations and permits impose legal obligations that are applicable to the operations of our facilities and may sometimes require us to incur significant human resources and capital costs to remain compliant with existing regulations or conform to new ones. Environmental laws and regulations change over time, and any such changes, more vigorous enforcement policies, or the discovery of currently unknown conditions may require substantial expenditures to rectify and conform. Regulations and the compliance of such regulations may also require us to make operational changes to limit actual or potential impacts to the environment; such changes could have a material impact on our ability to produce fuels to previously realized specifications or volumes. A violation of these laws, regulations, permits or license conditions could result in substantial fines, criminal sanctions, permit revocations and/or facility shutdowns.
New laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make significant additional expenditures. Continued government and public emphasis on environmental issues can result in increased future investments in environmental controls at our facilities which cannot be estimated now. Present and future environmental laws and regulations applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions could all require us to make substantial expenditures which could materially impact the company.
Site Development
In connection with the conversion of New Rise Reno to a SAF facility, and the build-outs of New Rise Reno 2, Fort Myers and Wilson, as well as any new site development projects, XCF is required to obtain various permits from government bodies to commence new plant construction and the conversion of existing sites to SAF production. We cannot be assured such permits will be received. Regulators could make demands that increase our construction costs which might force us to obtain additional financing. Permit conditions could also restrict or limit the extent of our intended site development initiatives. We cannot guarantee that we will be able to obtain or comply with the terms of all necessary permits required for constructing a new SAF facility or complete the retrofit of a biodiesel plant. Failure to obtain and comply with all applicable permits and licenses could disrupt site development initiatives by postponing, delaying, and/or halting our construction and could subject us to future claims.

New Rise Reno has received occupancy and operating permits for its buildings and facilities.
Operations
As XCF will be a producer and operator of SAF production facilities, Various permits from government bodies are required for SAF production and operation of the SAF production facilities, and we cannot be assured such permits will be received. As a condition to granting the permits necessary for operating our facilities, regulators could make demands that increase our operations costs, which might force us to obtain additional financing or render our SAF product non-competitive. Permit conditions could also restrict or limit the extent of our operations. We cannot guarantee that we will be able to obtain or comply with the terms of all necessary permits to operate a SAF plant and engage in SAF production. Failure to obtain and comply with all applicable permits and licenses could halt production. XCF will be required to be compliant with regulations relating to: Air Emissions, Water Discharge, Contamination, and Spills or Releases of Hazardous Materials.
Air Emissions
Our air emissions are subject to the Clean Air Act (“CAA”), the CAA Amendments of 1990 and similar state and local laws and associated regulations. Under the CAA, the. Environmental Protection Agency (“EPA”) has promulgated National Emissions Standards for Hazardous Air Pollutants (“NESHAP”), which could apply to our facilities if the emissions of hazardous air pollutants exceed certain thresholds. If a facility we operate is authorized to emit hazardous air pollutants above the threshold level, then we might still be required to come into compliance with another NESHAP at some future time. New or expanded facilities might be required to comply with both standards upon startup if they exceed the hazardous air pollutant threshold.
In addition to the costs for achieving and maintaining compliance with these laws, more stringent standards may also limit our operating flexibility. Direct impacts may occur through the CAA’s permitting requirements and/or emission control and monitoring requirements relating to specific air pollutants, as well as the requirement to maintain a risk management program to help prevent accidental releases of certain regulated substances. Some or all of the regulations promulgated pursuant to the CAA, or any future promulgations of regulations, may require the installation of controls or changes to the facilities to maintain compliance. The cost to implement new controls, equipment, or changes to operations could be substantial.
New Rise Reno has a Class II Operating Air Quality Permit issued by Bureau of Air Pollution Control under the Nevada Department of Conservation and Natural Resources. New Rise Reno 2, Fort Myers and Wilson will also be subject to the CAA and will need to comply with any CAA requirements with respect thereto.
Water Discharge
The facilities that XCF will operate will be subject to requirements under the Federal Water Pollution Control Act of 1972, as amended, also known as the federal Clean Water Act (“CWA”), and analogous state laws impose restrictions and stringent controls on the discharge of pollutants into the water affect our business. Such discharges are prohibited, except in accordance with the terms of a permit issued by the EPA or the appropriate state agencies. Any unpermitted release of pollutants could result in penalties, as well as significant remedial obligations. Notably, laws and their implementing regulations are subject to change and there can be no assurance that such future costs will not be material.
New Rise Reno currently has a general permit for stormwater discharges associated with industrial activity issued by the State of Nevada, Division of Environmental Protection. As additional facilities are brought online, we will be required to comply with the CWA. New Rise Reno 2, Fort Myers and Wilson will also be subject to the CWA and will need to obtain associated permits for water discharges as part of the build-outs and ongoing operations of the related plants.
Contamination
XCF may also be subject to potential liability for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we arrange for the disposal of hazardous wastes. If significant contamination is identified at our properties in the future, costs to investigate and remediate this contamination and costs to investigate or remediate associated damage could be significant. If any of these sites are subject to investigation and/or remediation requirements, we may be strictly and jointly and severally responsible under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), Emergency Planning and Community Right-to-Know Act (“EPCRA”), or other environmental laws for all or part of the costs of such investigation and/or remediation, and for damage to natural resources. XCF may also be subject to related claims by private parties alleging property damage or personal injury due to exposure to hazardous or other materials at or from such properties. While costs to address contamination or related third-party claims could be significant, based upon currently available information, we are not aware of any such material contamination or third-party claims at New Rise, Fort Myers, or Wilson. Based on our current assessment of the environmental and regulatory risks, we have not accrued any amounts for environmental matters as of September 30, 2024 at the aforementioned sites. The ultimate costs of any liabilities that may be identified or the discovery of additional contaminants could materially adversely impact our results of operation or financial condition. As additional production facilities are brought online, we will be required to comply with related contamination rules.
Spills or Releases of Hazardous Materials
Our operations involve the storage, handling, transport and disposal of bulk materials, some of which contain oil, contaminants and other regulated substances. The production and transportation of our products may result in spills or releases of hazardous substances, which could result in claims from governmental authorities or third parties relating to actual or alleged personal injury, property damage, or damage to natural resources. The response to such events is governed by the EPCRA which requires facilities to report the storage, use, and release of hazardous chemicals to federal, state, and local governments and Section 103 of the CERCLA which mandates immediate reporting of releases of hazardous substances exceeding reportable quantities to the National Response Center (“NRC”).
New Rise Reno has a Site Pollution Incident Legal Liability insurance policy which provides coverage against some liabilities that result from spills. Additionally, New Rise Reno’s general and umbrella liability policy coverage includes, but is not limited to, physical damage to assets, employer’s liability, comprehensive general liability, automobile liability and workers’ compensation. XCF, itself, does not carry environmental insurance. XCF believes that its insurance is adequate for the industry, but losses could occur for uninsurable or uninsured risks or in amounts exceeding existing insurance coverage. The occurrence of events which result in significant personal injury or damage to XCF’s property, natural resources or third parties that is not covered by insurance could have a material adverse impact on the results of our operation and financial condition. We are not aware of any such material spills or releases of hazardous substances that have resulted in government or third-party claims at New Rise, Fort Myers, or Wilson.
Properties
New Rise Reno is our production facility that is currently operating and will function as XCF’s flagship SAF production facility. New Rise leases the land on which the New Rise Reno facilities are located pursuant to a ground lease evidenced by the Ground Lease effective as of March 29, 2022 between Twain GL XXVIII, LLC, as the landlord and New Rise Renewables Reno, LLC, as the tenant. The land was acquired by Twain GL XXVIII, LLC from New Rise Renewables Reno, LLC pursuant to the terms of a Purchase and Sale Agreement dated as of March 29, 2022, by and between Twain GL XXVIII, LLC, as the buyer and New Rise Renewables Reno, LLC, as the seller. New Rise Renewables Reno, LLC is a wholly-owned subsidiary of New Rise Renewables. The material equipment, fixtures, buildings and improvements attached or affixed to the land are owned by New Rise Renewables and New Rise Renewables Reno, LLC. The purchase price for the land acquisition under the Purchase and Sale Agreement was $2,800,000. New Rise Renewables Reno, LLC’s obligations under the Ground Lease are guaranteed by New Rise Renewables and Encore (a company wholly-owned by Randy Soule).
The lease term is 99 years from the effective date of March 29, 2022. Rent is payable quarterly in advance in four equal installments on the first business day of January, April, July, and October of every calendar year during the term. For 2025, total rent payments are expected to be $10.7 million. Lease payments are comprised of base rent and supplemental rent. Base rent is calculated by multiplying the “rent basis” by 7.28%, where the rent basis is an amount equal to equal to the amount of the “tenant improvement allowance” paid by Twain GL XXVIII, LLC from time to time. No minimum tenant improvement allowance is required to be paid by Twain GL XXVIII, LLC. Supplemental rent increases during the term of the lease. During the second, third and fourth years of the lease, the supplemental rent is:
•	Lease year 2: lease year 2 base rent x 2.48%

•	Lease year 3: (lease year 3 base rent x 2.48%) + (lease year 3 base rent x 2.48% x 102.48%)
•	Lease year 4: (lease year 4 base rent x 2.48%) + (lease year 4 base rent x 2.48% x 102.48%) + (lease year 4 base rent x 2.48% x 102.48%) + (lease year 4 base rent x 2.48% x 102.48% x 102.48%)
For the fifth lease year and continuing thereafter on the first day of each lease year , supplemental rent will be adjusted to an amount equal to the sum of (i) 2.48% of the base rent for the immediately preceding applicable lease year plus (ii) 102.48%) of the supplemental rent for the immediately preceding applicable lease year.
In addition, beginning on the commencement of the sixth lease year and continuing thereafter every five years (each such 5-year period, a “CPI Adjustment Period”) and continuing until the end of the lease term, Supplemental Rent also will be increased on the first day of each CPI Adjustment Period by the percentage change in the CPI figure from (i) the commencement date for the first CPI Adjustment Period (or the first day of the immediately preceding CPI Adjustment Period for all subsequent CPI Adjustment Periods) to (ii) the last day of the fifth lease year for the first CPI Adjustment Period or the last day of the immediately preceding CPI Adjustment Period for all subsequent CPI Adjustment Periods, if and only if, the percentage increase in the CPI figure during such CPI Adjustment Period is greater than the percentage increase in Supplemental Rent during the same CPI Adjustment Period. For purposes of the lease, “CPI” means The Consumer Price Index for All Urban Consumers (CPI-U) for the U.S. City Average for All Items, as published by the Bureau of Labor Statistics of the U.S. Department of Labor (or if the publication of such Consumer Price Index is discontinued, a comparable index similar in nature to the discontinued index which clearly reflects that diminution (or increase) in the real value of the purchasing power of the U.S. dollar reported for the calendar year in question).
New Rise Renewables Reno, LLC has the right to purchase Twain GL XXVIII, LLC’s interest in the premises. The right is exercisable following March 29, 2024. In order to exercise the repurchase right, New Rise Renewables Reno, LLC must not be in default or breach of the lease and must provide Twain GL XXVIII, LLC with written notice of its intent to exercise its right. The purchase price for the repurchase is equal to the quotient of (i) aggregate Base Rent and Supplemental Rent for the current Lease Year in effect as of the date of the notice of the intent to repurchase (as increased by the percentage change in the CPI figure from the commencement date for the first CPI Adjustment Period or the first day of the immediately preceding CPI Adjustment Period for all subsequent CPI Adjustment Periods to the last day of the month in which Twain GL XXVIII, LLC’s receives the notice, divided by (ii) a cap rate of 6.53%. If, however, the repurchase occurs after the fifth year of the lease, the purchase price will be calculated based on the aggregate Base Rent and Supplemental Rent payable during the fifth lease year.
The transactions under the Purchase and Sale Agreement and the Ground Lease were determined to not qualify for sale/leaseback treatment. Instead, the transactions have been treated as a financing arrangement. The financing liability is categorized as long-term liability in the amount of $132,757,276 and $132,727,928 as of September 30, 2024 and December 31, 2023, respectively.
Legal Proceedings
We have been involved in various claims and legal actions that arose in the ordinary course of business and were not material to our operations or financial results. We are not currently a party to any material legal proceedings. We may be a party to various claims and routine litigation arising in the ordinary course of business in the future.
Human Resources & Social Responsibility
Employees
Our ability to attract and retain top talent is both a strategic advantage for the Company and a significant determinant of our success. As of September 30, 2024, prior to the consummation of the New Rise transactions, XCF had a total of eight employees. We also occasionally engage independent contractors to supplement our permanent workforce. None of our employees are represented by a labor union or covered by collective bargaining agreements, and we have not experienced any work stoppages.
Diversity, Equity, and Inclusion
XCF is committed to Diversity, Equity and Inclusion. As a company that operates on a global scale, we work with a diverse array of colleagues, customers, and communities. To maintain this environment, we fully observe all federal, state, and local laws regarding workplace discrimination, harassment, and unlawful retaliation.

Health & Safety
The well-being of our employees, contractors, and surrounding communities are of the utmost importance to us. First and foremost, we recognize the value of human life, and prioritize the health and safety of people. We know that for our business to thrive, our employees and customers must be able to trust that the work environment and product are safe. Any health and safety incident involving biofuels may lead to restrictions on the industry, which could result in difficulties obtaining permits and buyers. To mitigate this risk, we implement and maintain policies, practices, and controls of the highest caliber to ensure we are not merely in compliance with health and safety regulations, but actively pursuing the safest business possible.

EXECUTIVE AND DIRECTOR COMPENSATION OF XCF
Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “XCF,” “we,” “us” or “our” refers to XCF Global Capital, Inc. prior to the consummation of the Business Combination and to NewCo and its consolidated subsidiaries following the Business Combination. As an “emerging growth company,” we have opted to comply with the executive compensation disclosure rules applicable to “emerging growth companies” and “smaller reporting companies” as such terms are defined in the Securities Act and the Exchange Act, and the rules promulgated thereunder.
Summary Compensation Table
The following table presents information regarding the compensation paid by XCF to (i) Mihir Dange, who currently serves as our Chief Executive Officer and held such position for part of 2023 and all of 2024, (ii) Joseph Cunningham, who currently serves as our Chief Accounting Officer and served as our President throughout 2023, as our Chief Financial Officer from November 2023 until March 2024, and as our Chief Accounting Officer throughout the remainder of 2024 and (iii) Stephen Goodwin, who currently serves as our Chief Business Development Officer and served in that capacity for part of 2023 and throughout 2024. We refer to these individuals as our “named executive officers.”

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Annual Incentive Plan Compensation ($)	Non-Equity Long Term Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Mihir Dange(1) Chief Executive Officer	2023	—	—	—	—	—	—	—	—
	2024	—	—	—	—	—	—	—	—
Joseph Cunningham(2) President	2023	16,000	—	—	—	—	—	—	16,000
	2024	75,000	—	—	—	—	—	—	75,000
Stephen Goodwin(3) Chief Business Development Officer	2023	18,000	—	—	—	—	—	—	18,000
	2024	98,500	—	—	—	—	—	—	98,500

(1)	Mr. Dange did not receive compensation from XCF during 2023 or 2024.
(2)
Mr. Cunningham served as a director and President throughout 2023, and as a director and Chief Financial Officer for part of 2024 and Chief Accounting Officer for the remainder of 2024. His 2023 and 2024 compensation is attributable both to his service as a director and as President, Chief Financial Officer and Chief Accounting Officer. He receives a monthly payment of $5,000 for his services.

(3)
Mr. Goodwin served as a director throughout 2023 and 2024, and as Chief Business Development Officer beginning in November 2023 and throughout 2024. His 2023 and 2024 compensation is attributable both to his service as a director and as Chief Business Development Officer. He receives a monthly payment of $5,000 for his services.

Narrative to the Summary Compensation Table
2023 and 2024 Annual Base Salary
During 2023 and 2024, we paid certain of our named executive officers to compensate them for services rendered to XCF, although we did not have a formal policy for compensating our executives. We intend to adopt compensation arrangements that include base salary components intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.
Equity Compensation
In 2023 and 2024, we did not make any grants or awards of any equity compensation, whether pursuant to an equity-based compensation plan or otherwise. As discussed below, prior to the Closing, we intend to adopt the XCF Global Capital, Inc. 2025 Equity Incentive Plan and the XCF Global Capital, Inc. 2025 Employee Stock Purchase Plan. Our named executive officers will be eligible to participate in both plans.
Pension Plan Benefits
We do not have any pension plans for our directors, officers or employees.

Perquisites and Other Personal Benefits
We determine perquisites on a case-by-case basis and will provide a perquisite to a named executive officer when we believe it is necessary to attract or retain the named executive officer. We did not provide any perquisites or personal benefits to our named executive officers in 2023 or 2024.
XCF and NewCo Executive Compensation Arrangements
XCF Employment Agreements
Except as described below, as of the date of this proxy statement/prospectus, we do not have any employment agreements with our officers or other employees.
We have entered into a non-binding term sheet, which we expect to be replaced with a definitive agreement, with Simon Oxley pursuant to which Mr. Oxley will become NewCo’s Chief Financial Officer upon the closing of the Business Combination. The term sheet provides for an annual base salary of $500,000 and a target bonus of 50% of base salary, each subject to annual reviews and adjustments agreed-to by the board of directors. In addition, Mr. Oxley will receive restricted stock units covering 675,000 shares of Class A Common Stock, with vesting over a five-year period. He will also be eligible to participate in benefits programs available to executives generally, including participation in the XCF Global Capital, Inc. 2025 Equity Incentive Plan and the XCF Global Capital, Inc. 2025 Employee Stock Purchase Plan, and to benefit from certain perquisites to be determined. In addition, in connection with a termination without cause or with good reason, he will be entitled to severance in the amount of 12 months base salary.
XCF Director Compensation
To date, we have not compensated directors for their service on our board, except that in 2023 and 2024 (i) Joseph Cunningham, who served both as a director and President throughout 2023 received total compensation of $16,000 in 2023 and both as a director and Chief Financial Officer (through March 2024) and Chief Accounting Officer (from April 2024 through the remainder of the year) received total compensation of $75,000 in 2024, in each case, part of which is attributable to his service as a director and (ii) Stephen Goodwin, who served both as a director throughout 2023 and 2024 and as Chief Business Development Officer for a portion of 2023 and throughout 2024 received total compensation of $18,000 in 2023 and $98,500 in 2024, in each case, part of which is attributable to his service as a director.
NewCo Employment Agreements and Executive Compensation
We expect to enter into a definitive employment agreement with Simon Oxley to become effective as of the closing of the Business Combination, as described above under “—XCF Employment Agreements.” Prior to or upon the closing of the Business Combination, we also expect to enter into employment agreements with certain of our officers, including our Chief Executive Officer and Chief Financial Officer. We currently anticipate that each of these agreements will provide for an annual base salary, a target bonus, grants of equity compensation, eligibility to participate in benefits programs available to executives generally (including the XCF Global Capital, Inc. 2025 Equity Incentive Plan and the XCF Global Capital, Inc. 2025 Employee Stock Purchase Plan, as described below under “—Equity Benefits Plans”), and severance benefits in the event of a termination without cause or with good reason.
NewCo Director Compensation
We intend to adopt and implement a compensation program for NewCo non-employee directors to become effective upon closing of the Business Combination. We expect that the director compensation package will provide for a combination of cash and equity compensation, and that any equity compensation will be awarded and subject to the XCF Global Capital, Inc. 2025 Equity Incentive Plan.
Equity Benefit Plans
Prior to the Closing, we intend to adopt the XCF Global Capital, Inc. 2025 Equity Incentive Plan (the “Equity Incentive Plan”) and the XCF Global Capital, Inc. 2025 Employee Stock Purchase Plan (the “ESPP”). The following paragraphs provide a summary of the principal features of the Equity Incentive Plan and the ESPP.

2025 Equity Incentive Plan
Our Equity Incentive Plan will come into existence on the date our board of directors approves the Equity Incentive Plan, but no awards under the Equity Incentive Plan may become effective prior to the Closing.
Purpose. The purpose of the Equity Incentive Plan is to secure and retain the services of our employees, non-employee directors and consultants, to provide incentives for such persons to exert maximum efforts our success and to provide a means by which such persons may be given an opportunity to benefit from increases in value of our common stock.
Types of Awards. Our Equity Incentive Plan provides for the grant of the following forms of awards: (i) Incentive Stock Options (“ISOs”); (ii) Nonstatutory Stock Options (“NSOs”); (iii) stock appreciation rights (“SARs”); (iv) Restricted Stock Awards; (v) Restricted Stock Unit (“RSU”) Awards; (vi) Performance Awards; (vii) other awards; and (viii) cash awards.
Eligibility. Our employees, directors and consultants are eligible to receive awards under the Equity Incentive Plan. Incentive Stock Options may be granted only to our employees or employees of a “parent corporation” or “subsidiary corporation” (as such terms are defined in Sections 424(e) and (f) of the Code, including any applicable regulations and guidance thereunder (the “Code”)). An individual who owns stock representing more than 10% of the total combined voting power of all classes of our stock or the stock of one of our subsidiaries (each, a “Ten Percent Stockholder”) may not be granted an Incentive Stock Option unless (i) the exercise price of such option is at least 110% of the fair market value on the date of grant of such option and (ii) the option is not exercisable after the expiration of five years from the date of grant of such option.
Authorized Shares. The aggregate number of shares of our common stock that may be issued pursuant to awards will not exceed 7% of the fully diluted, and as converted, outstanding common stock immediately following consummation of the Business Combination. In addition, subject to any adjustments as necessary to implement any capitalization adjustments, such aggregate number of shares of common stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2025 and ending on (and including) January 1, 2034, in an amount equal to five percent (5.0%) of the total number of shares of our capital stock outstanding on December 31 of the preceding year; provided, however, that our board of directors may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of common stock.
The following actions do not result in an issuance of shares under the Equity Incentive Plan and accordingly do not reduce the number of shares subject to the share reserve and available for issuance under the Equity Incentive Plan: (i) the expiration or termination of any portion of an award without the shares covered by such portion of the award having been issued; (ii) the settlement of any portion of an award in cash (i.e., the participant receives cash rather than shares of common stock); (iii) the withholding of shares of common stock that would otherwise be issued by us to satisfy the exercise price, strike price or purchase price of an award; or (iv) the withholding of shares of common stock that would otherwise be issued by us to satisfy a tax withholding obligation in connection with an award. Additionally, the following shares previously issued pursuant to an award and accordingly initially deducted from the number of shares subject to the share reserve and available for issuance under the Equity Incentive Plan will be added back to such number of shares and again become available for issuance under the Equity Incentive Plan: (A) any shares that are forfeited back to or repurchased by us because of a failure to meet a contingency or condition required for the vesting of such shares; (B) any shares that are reacquired by us to satisfy the exercise, strike or purchase price of an award; and (C) any shares that are reacquired by us to satisfy a tax withholding obligation in connection with an award.
Stock Options and SARs. No option or SAR will be exercisable after the expiration of ten years (or in the case of an ISO granted to a Ten Percent Stockholder, five years) from the date of grant of such award or such shorter period specified in the applicable award agreement.
The exercise or strike price of each option or SAR will not be less than 100% of the fair market value on the date of grant of the award of such option or SAR (or in the case of an ISO granted to a Ten Percent Stockholder, 110% of the fair market value per share as of the date of grant); provided that an option or SAR may be granted with an exercise or strike price lower than 100% of the fair market value on the date of grant of such award if such award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a corporate transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.

In order to exercise any vested option or SAR, the participant must provide notice of exercise to the Equity Incentive Plan’s administrator in accordance with the applicable award agreement. The board will determine the method and forms of payment for the exercise price of an option (including, without limitation, net settlement, payment in cash or shares, or broker assisted exercise). The appreciation distribution payable to a participant in respect of an exercised SAR may be paid in the form of shares or cash (or any combination of shares and cash) or in any other form of payment, as determined by the board and specified in the applicable award agreement.
An option or SAR will not be transferable, except by will or by the laws of descent and distribution and will be exercisable during the lifetime of the participant only by the participant; provided, however, that the board may permit transfer of an option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the participant’s request. Subject to the approval of the board or a duly authorized officer, an option or SAR may be transferred pursuant to a domestic relations order.
If a participant’s continuous service is terminated for cause, the participant’s options and SARs will terminate and be forfeited immediately upon such termination of continuous service. If a participant’s continuous service terminates for any reason other than for cause, the participant may exercise his or her option or SAR to the extent vested. If a participant’s continuous service terminates for any reason other than for cause, the participant may exercise his or her option or SAR to the extent vested, but only within the time periods set forth in the Equity Incentive Plan.
Restricted Stock Awards and RSU Awards. Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the board and in accordance with the Equity Incentive Plan. Unless otherwise determined by the board, a participant will have voting and other rights as a stockholder of ours with respect to any shares subject to a Restricted Stock Award. A participant will not have voting or any other rights as a stockholder of ours with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award). Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares subject to a Restricted Stock Award or RSU Award, as determined by the board and specified in the Award Agreement.
If a participant’s continuous service terminates for any reason, (i) we may receive through a forfeiture condition or a repurchase right any or all of the shares of common stock held by the participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award agreement and (ii) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the participant will have no further right, title or interest in the RSU Award, the shares of common stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.
Performance Awards. With respect to any performance award, the length of any performance period, the performance goals to be achieved during the performance period, the other terms and conditions of such award, and the measure of whether and to what degree such performance goals have been attained will be determined by the board.
Other Stock Awards. Other forms of awards valued in whole or in part by reference to, or otherwise based on, common stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the fair market value at the time of grant) may be granted either alone or in addition to awards provided for under the Equity Incentive Plan. Subject to the provisions of the Equity Incentive Plan, the board will have sole and complete discretion to determine the persons to whom and the time or times at which such other awards will be granted, the number of shares of common stock (or the cash equivalent thereof) to be granted pursuant to such other awards and all other terms and conditions of such other awards.
Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a non-employee director with respect to any fiscal year following the year in which the Closing occurs, including awards granted and cash fees paid by us to such non-employee director, will not exceed (i) $750,000 in total value or (ii) in the event such non-employee director is first appointed or elected to the board during such fiscal year, $1,000,000 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes. For avoidance of doubt, compensation will count towards this limit for the fiscal year in which it was granted or earned, and not later when distributed, in the event it is deferred.
Capitalization Adjustments. In the event of a capitalization adjustment, the board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of common stock subject to the Equity

Incentive Plan and the maximum number of shares by which the share reserve may annually increase; (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options; and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of common stock subject to outstanding awards.
Dissolution or Liquidation. Unless otherwise determined by the board, in the event of a dissolution or liquidation of us, all outstanding awards (other than awards consisting of vested and outstanding shares of common stock not subject to a forfeiture condition or our right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of common stock subject to any repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by us notwithstanding the fact that the holder of such award is providing continuous service; provided, however, that the board may determine to cause some or all awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture.
Corporate Transactions. The following applies to awards under the Equity Incentive Plan in the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the board at the time of grant.
In the event of a corporate transaction, any stock awards outstanding under the Equity Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the consummation of the transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the consummation of the transaction (contingent upon the effectiveness of the transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the consummation of the transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the transaction). With respect to performance awards with multiple vesting levels depending on performance level, unless otherwise provided by an award agreement, the award will accelerate at 100% of target. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by persons other than current participants, such awards will terminate if not exercised (if applicable) prior to the consummation of the transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the transaction.
In the event a stock award will terminate if not exercised prior to the consummation of a transaction, the board may provide, in its sole discretion, that the holder of such award may not exercise such award but will receive a payment, in such form as may be determined by the board, equal in value, at the consummation of the transaction, to the excess, if any, of (i) the value of the property the participant would have received upon the exercise of the award (including, at the discretion of the board, any unvested portion of such award), over (ii) any exercise price payable by such holder in connection with such exercise.
Under our Equity Incentive Plan, a corporate transaction is defined to include: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of common stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.
Change in Control. The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability or settlement in the event of a change in control. Under the Equity Incentive Plan, a change in control is generally (i) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction, (ii) a consummated merger, consolidation or similar transaction immediately after which our stockholders do not own more than 50% of the combined voting power of the surviving entity (or its parent company), (iii) a consummated sale, lease or exclusive license or other disposition of all or substantially all of our assets, (iv) certain dissolutions, liquidations and (v) changes in our board of directors such that individuals who, on the date the Equity Incentive Plan is adopted by our board of directors, are members of our board of directors (the “Incumbent Board” cease for any reason to constitute at least a majority of the members of the board (provided, that, any appointment or election of a new board member that is approved or recommended by a majority vote of the members of the Incumbent Board then still in office shall be considered a member of the Incumbent Board)).
Administration. Our board of directors, or a duly authorized committee thereof, will administer our Equity Incentive Plan.
Clawback. All awards granted under the Equity Incentive Plan will be subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, our board may impose such other clawback, recovery or recoupment provisions in a stock award agreement as the board determines necessary or appropriate.
Transferability. Except as expressly provided in the Equity Incentive Plan or the form of award agreement, awards granted under the Equity Incentive Plan may not be transferred or assigned by the participant.
Section 409A. The Equity Incentive Plan and awards granted thereunder are intended to comply with or be exempt from the applicable requirements of Section 409A of the Code and will be limited, construed, and interpreted in accordance with such intent. In no event will we be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the participant on account of non-compliance with Section 409A of the Code and the guidance and regulations issued thereunder.
Termination; Suspension; Amendment. The board may suspend or terminate the Equity Incentive Plan at any time, provided that any suspension or termination of the Plan will not materially impair rights and obligations under any Award granted while the Equity Incentive Plan is in effect except with the written consent of the affected participant. The board may amend the Equity Incentive Plan in any respect the board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by applicable law (including, for the avoidance of doubt, for any amendment that would (A) increase the number of shares reserved for issuance under the Equity Incentive Plan or (B) change the classification of individuals eligible to receive awards under the Equity Incentive Plan. Except as provided above, rights under any award granted before amendment of the Equity Incentive Plan will not be materially impaired by any amendment of the Equity Incentive Plan unless (A) the Company requests the consent of the affected participant and (B) such participant consents in writing.
2025 Employee Stock Purchase Plan
Our ESPP will come into existence on the date our board of directors approves the ESPP, but no purchase rights will be granted under the ESPP prior to the Closing.
Purpose. The purpose of the ESPP is to secure and retain the services of employees and provide incentives for such persons to exert maximum efforts our success.
Structure. The ESPP provides a means by which eligible employees may be given an opportunity to purchase shares of our common stock. Our ESPP will include two components: (i) a 423 component and (ii) a non-423 component. We intend (but make no undertaking or representation to maintain) the 423 component to qualify as an “employee stock purchase plan” under Section 423 of the Code and the provisions of the 423 component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. The ESPP also will authorize grants of purchase rights under a non-423 component that do not meet the requirements of an “employee stock purchase plan” under Section 423 of the Code. Except as otherwise provided in the ESPP or determined by the board, the non-423 component will operate and be administered in the same manner as the 423 component. In addition, we may make separate offerings which vary in terms (provided that such terms are not inconsistent with the provisions of the ESPP or the requirements of an “employee stock purchase plan” under Section 423 of the Code to the extent the offering is made under the 423 component), and we will designate which designated company is participating in each separate offering.
Shares Subject to the Plan. The maximum number of shares of common stock that may be issued under the ESPP will not exceed 250,000 shares of common stock, plus the number of shares of common stock that are automatically added on January 1st of each year for a period of up to ten years, commencing on January 1, 2025 and ending on (and including) January 1, 2034 in an amount equal to the lesser of (i) one percent (1%) of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year and (ii) 750,000 shares of common stock. Notwithstanding the foregoing, the board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of common stock than would otherwise occur pursuant to the preceding sentence.
Administration. Our board of directors, or a duly authorized committee thereof, will administer our ESPP. If administration is delegated to a committee, the committee will have, in connection with the administration of the ESPP, the powers theretofore possessed by the board that have been delegated to the committee, including the power to delegate to a subcommittee any of the administrative powers the committee is authorized to exercise.
Offerings. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Each offering will include (through incorporation of the provisions of the ESPP by reference in the document comprising the offering or otherwise) the period during which the offering will be effective, which period will not exceed 27 months.
Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined by the board in each offering) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (i) 85% of the fair market value of a share of our common stock on the first date of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period or purchase period.
Eligibility. Purchase rights may be granted only to our employees or, as the board may designate and in accordance with the provisions of the ESPP, to employees of a related corporation or an affiliate. Except as provided in the ESPP or as required by applicable law, an employee will not be eligible to be granted purchase rights unless, on the offering date, the employee has been in our employ or the employ of the related corporation or the affiliate, as the case may be, for such continuous period preceding such offering date as the board may (unless prohibited by applicable law) require, but in no event will the required period of continuous employment be equal to or greater than two years. The board may also provide (unless prohibited by applicable law) that no employee will be eligible to be granted purchase rights under the ESPP unless, on the offering date, such employee’s customary employment, the related corporation or the affiliate is more than 20 hours per week and more than five months per calendar year or such other criteria as the board may determine consistent with Section 423 of the Code with respect to the 423 component. The board may also exclude (unless prohibited by applicable law) from participation in the ESPP or any offering any employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code), or a subset of such highly compensated employees.
Purchase Rights; Purchase Price. On the first day of each offering period (each such date, an “offering date”), each eligible employee, pursuant to an offering made under the ESPP, will be granted a purchase right to purchase up to that number of shares of common stock purchasable either with a percentage of earnings (as defined by the board in each offering) or with a maximum dollar amount, as designated by the board, but in either case not exceeding 15% of such employee’s earnings (as defined by the board in each offering) during the period that begins on the offering date (or such later date as the board determines for a particular offering) and ends on the date stated in the offering.
The purchase price of shares of common stock acquired pursuant to purchase rights will be no less than the lesser of (i) an amount equal to 85% of the fair market value of the shares of common stock on the offering date or (ii) an amount equal to 85% of the fair market value of the shares of common stock on the applicable purchase date.
Capitalization Adjustment. In the event of a Capitalization Adjustment, the board will appropriately and proportionately adjust (i) the class(es) and maximum number of securities subject to the ESPP, (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year, (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding offerings and purchase rights and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing offering. The board will make these adjustments, and its determination will be final, binding and conclusive.
Capitalization Adjustment, under the ESPP, is defined as any change that is made in, or other events that occur with respect to, the common stock subject to the ESPP or subject to any purchase right after the date the ESPP is adopted by the board without the receipt of consideration by us through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of ours will not be treated as a Capitalization Adjustment.
Corporate Transactions. In the event of a Corporate Transaction, then (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding purchase rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding purchase rights or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such purchase rights or does not substitute similar rights for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of common stock within ten business days (or such other period specified by the board) prior to the Corporate Transaction, and the purchase rights will terminate immediately after such purchase.
A Corporate Transaction, under the ESPP, is defined as the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events: (i) a sale or other disposition of all or substantially all, as determined by the board in its sole discretion, of the consolidated assets of ours and our subsidiaries; (ii) a sale or other disposition of more than 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of common stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.
ESPP Amendment or Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent; provided, the board of directors may amend the terms of the ESPP and/or of an outstanding purchase right granted thereunder, to exempt any outstanding purchase right or future purchase right that may be granted under the ESPP from or to allow any such purchase rights to comply with Section 409A of the Code. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS OF XCF
Unless the context otherwise requires, references to “we,” “us,” “our,” “XCF” and the “Company” in this section are to the business and operations of XCF Global Capital, Inc. prior to the Business Combination. The following discussion and analysis should be read in conjunction with XCF’s audited annual and unaudited interim financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause XCF’s actual results to differ materially from management’s expectations. Factors which could cause such differences are discussed herein and set forth in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections included elsewhere in this proxy statement/prospectus. Certain capitalized terms below are defined elsewhere in this proxy statement/prospectus.
Company Overview
XCF, a Nevada corporation was founded on January 20, 2023, to make investments in renewable energy assets and production facilities. Throughout 2023, the Company identified acquisition targets in Nevada, Florida, and North Carolina as the foundation for the Company’s first production of sustainable aviation fuel (“SAF”), a synthetic kerosene derived from non-food feedstocks such as waste oils and fats, green and municipal waste, and non-food crops and, currently, blended with conventional Jet-A fuel. We are committed to reducing the world’s carbon footprint by meeting the growing demand for renewable fuels and will concentrate on the production of clean-burning, sustainable biofuels, principally SAF. We believe there is a market opportunity in the aviation and renewable sectors as a result of a combination of regulatory support, industry-led demand and end-user commitment. The actual market environment may evolve differently from our expectations and is subject to a variety of external forces such as government regulation and technological development that may impact the market opportunity. XCF intends to build a nationwide portfolio of SAF production facilities that use non-food feedstocks at competitive production costs. We also intend to implement a fully integrated business model from feedstock supply and production to marketing and sales of SAF. XCF will attempt to be positioned as the only public renewable fuels company primarily focused on SAF in the United States, distinguishing itself from peers that are predominantly legacy crude oil refiners.
We intend to scale and operate clean fuel production facilities engineered to the highest levels of compliance, reliability, and quality. The Company currently owns biodiesel plants located in Fort Myers, Florida and Wilson, North Carolina that it intends to further build-out and reconstruct to SAF facilities. The Company has entered into Membership Interest Purchase Agreements with the owners of New Rise, pursuant to which we will acquire all of the membership interests of New Rise. In October 2024, we filed a premerger notification with the FTC to comply with the HSR Act and Rules. On November 15, 2024, the thirty-day waiting period expired. Our acquisition of New Rise SAF was completed on January 23, 2025. We expect our acquisition of New Rise Renewables to close in Q1 2025, subject to the fulfilment of certain closing conditions in accordance with the New Rise Renewables MIPA. In this proxy statement/prospectus we refer to the acquisitions of New Rise SAF Renewables and New Rise Renewables as the New Rise Acquisitions.
Company Formation and Initial Acquisitions
XCF was founded as a holding company on January 20, 2023 for renewable energy assets and companies. XCF commenced operations on February 9, 2023.
On October 31, 2023, we entered into an asset purchase agreement with Southeast Renewables, LLC (“Southeast Renewables”) to acquire its Wilson, North Carolina biodiesel plant assets for an aggregate purchase price of $100 million. XCF issued Southeast Renewables 7,700,000 shares of XCF at an agreed conversion price of $10 per share ($77 million) and issued a convertible promissory note (“Southeast Renewables Convertible Note”) in principal amount of $23 million, with a maturity date of October 31, 2024. The Southeast Renewables Convertible Note accrues interest at the per annum rate of 8%. The Southeast Renewables Convertible Note can be converted into shares of XCF common stock based on the outstanding principal and interest, divided by the conversion price. The conversion price prior to a change of control is $10, and subsequent to a change of control is equal to the volume weighted average price of the shares of common stock for the 20 days prior to the notice of conversion.
On December 29, 2023, Southeast Renewables exercised its right to convert the Southeast Renewables Convertible Note principal balance of $23 million plus accrued interest of $297,425 into 2,329,743 shares of XCF common stock.

On October 31, 2023, XCF also entered into an asset purchase agreement with Good Steward Biofuels FL, LLC (“Good Steward”), to acquire its Fort Myers, Florida biodiesel plant assets. XCF issued Southeast Renewables, the parent company of Good Steward, 9,800,000 shares of XCF common stock as partial consideration for the purchase, and also assumed certain liabilities, including a $356,426 loan made by GL Part SPV I, LLC (“GL”) to Southeast Renewables. GL is a shareholder of XCF and owns membership interests in Southeast Renewables. The purchase price was $100,000,000 less $200,000 in notes payable and loans assumed by XCF using a conversion price of $10 per share.
The Wilson, North Carolina plant and Fort Myers, Florida plant have been non-operational for over three years and five years, respectively.
Recent Developments
Transactions with New Rise and GL
On December 8, 2023, we entered into the New Rise Renewables MIPA with RESC Renewables Holdings LLC (“RESC”) to acquire all of the issued and outstanding membership interests of New Rise Renewables for an aggregate purchase price of $1.1 billion less acquired liabilities, comprised of incurred indebtedness, of $112.5 million. Consideration for the purchase will be paid at closing of the New Rise Acquisitions by delivery of a convertible promissory note (the “New Rise Convertible Note”) in principal amount of $100 million and issuance of 88,750,000 shares of XCF common stock. The New Rise Convertible Note will be non-interest bearing and have a maturity date of twelve months after the date the note is issued in connection with the closing of the New Rise Acquisitions. Once issued, the New Rise Convertible Note can be converted into shares of XCF common stock based on the outstanding principal, divided by the conversion price. The New Rise Renewables MIPA provides that the conversion price will be equal to the average price of the shares of common stock for the 10 days prior to and 10 days subsequent to the notice of conversion. However, in connection with the execution of a Company Support Agreement by RESC and Randy Soule subsequent to December 31, 2023, it was agreed that the conversion price would be set at $10 per share when the New Rise Convertible Note is issued.
On January 31, 2025, XCF issued a promissory note with a principal amount of $0.5 million to Innovativ Media Group, Inc. as part of a financing arrangement. Proceeds from the note were provided to New Rise Renewables as a note payable to XCF and will be included as indebtedness of New Rise Renewables, which will result in a reduction of the number of XCF shares issuable upon the closing of the New Rise Renewables acquisition.
On December 8, 2023, XCF also entered into the New Rise SAF Renewables MIPA with Randy Soule and GL Part SPV I, LLC to acquire all the issued and outstanding membership interests of New Rise SAF Renewables for an aggregate purchase price of $200 million.
In October 2024, we filed a premerger notification with the FTC to comply with the HSR Act and Rules. On November 15, 2024, the thirty-day waiting period expired. Our acquisition of New Rise SAF was completed on January 23, 2025. At closing, the aggregate purchase price of $200 million was reduced by $12.7 million, which represented XCF’s five times liquidation preference for its preferred membership units. As a result, Randy Soule was issued 15,036,170 shares of XCF common stock in exchange for his membership units, and GL was issued 3,693,830 shares of XCF common stock in exchange for its membership units and after consideration of its five times liquidation preference. Total consideration at closing was approximately $187.3 million or 18,730,000 shares of XCF common stock.
We expect the New Rise Renewables transaction to close in Q1 2025, subject to the fulfilment of certain closing conditions in accordance with the New Rise Renewables MIPA.
During Q4 2024, XCF issued three convertible notes to GL Part SPV I, LLC in the amounts of $1.0 million, $1.09 million, and $0.3 million. Proceeds from the convertible notes were utilized to purchase preferred membership units of New Rise SAF Renewables LLC in the amounts of 100,000 preferred membership units, 109,000 preferred membership units, and 25,000 preferred membership units, respectively. On January 14, 2025, XCF issued one convertible note to GL Part SPV I, LLC for $0.2 million. Proceeds from the convertible note were utilized to purchase preferred membership units of New Rise SAF Renewables LLC in the amount of 20,000 preferred membership units. The preferred membership units have preferential treatment upon a liquidation event before any amounts are paid to the common membership units, and receive five times the amount contributed as capital. As a result, the total contributed capital of $2.54 million will reduce the purchase price of New Rise SAF Renewables by $12.7 million upon closing. On January 23, 2025, in connection with the closing of the New Rise SAF acquisition, the aggregate purchase price of $200 million was reduced by the five times liquidation preference on contributed capital, resulting in total consideration at closing was approximately $187.3 million or 18,730,000 shares of XCF common stock.
Upon closing of the New Rise Acquisitions, Randy Soule (directly, or indirectly through his ownership interests in RESC and New Rise SAF Renewables) will own approximately 99,301,171 shares of XCF common stock, representing approximately 53.9% of the issued and outstanding shares of XCF common stock, assuming no conversion of the $100 million New Rise Convertible Note, or approximately 109,301,171 shares of XCF common stock, representing 56.3% of the issued and outstanding shares of XCF common stock, assuming full conversion of the $100 million New Rise Convertible Note.
Proposed Transaction with Focus Impact
On March 11, 2024, we entered into the Business Combination Agreement with Focus Impact BH3 Acquisition Company and certain of Focus Impact’s subsidiaries. Focus Impact is a special purpose acquisition corporation focused on amplifying social impact through the pursuit of a merger or business combination with socially forward companies. The transaction is structured as a merger of XCF and a wholly owned subsidiary of Focus Impact. After the completion of the transaction, XCF will be a wholly owned subsidiary of NewCo and it is expected that NewCo (the “Combined Company”) will become a new publicly-traded company.
The aggregate transaction consideration deliverable to our shareholders shall be a number of newly issued shares of common stock of the Combined Company equal to $1,750 million divided by $10 per share.
Completion of the transaction is subject to customary closing conditions, including all requisite approvals by XCF stockholders and Focus Impact stockholders, the approval of the listing of the shares of NewCo common stock on either the NYSE or Nasdaq, and receipt of necessary consents and regulatory approvals, including HSR Act approval.
Results of Operations – for the three and nine months ended September 30, 2024, three months ended September 30, 2023 and the period from February 9, 2023 (inception) to September 30, 2023

	For the three months ended September 30, 2024	For the three months ended September 30, 2023	For the nine months ended September 30, 2024	For the Period February 9, 2023 (inception) to September 30, 2023
Operating income
Interest income	$8	$—	$23	$—
Total operating expenses	8	—	23	—
Operating expenses
Professional fees	929,328	10,000	2,694,253	10,000
Rent expenses	19,568	—	89,343	—
Other expenses	79,309	55	232,514	75
Total operating expenses	1,028,205	10,055	3,016,110	10,075
Operating loss	1,028,197	10,055	3,016,087	10,075
Other expenses
Loan fees	—	—	100,000	—
Interest expense	51,382	—	161,461	—
Total other expenses	51,382	—	261,461	—
Net loss	$1,079,579	$10,055	$3,277,548	$10,075
Loss per common share, basic and diluted	$(0.02)	$(0.00)	$(0.05)	$(0.00)
Weighted average number of common shares outstanding, basic and diluted	64,149,777	7,472,527	63,829,034	2,918,455

During the three and nine months ended September 30, 2024, the three months ended September 30, 2023 and the period from February 9, 2023 (inception) to September 30, 2023, we had a net loss of $1,079,579, $3,277,548, $10,055 and $10,075, respectively.
Individual components of our results are discussed below:

Interest Income
We earned $8 and $23 of interest income respectively for the three and nine months ended September 30, 2024, and earned $0 of interest income for both the three months ended September 30, 2023 and for the period from February 9, 2023 (inception) to September 30, 2023.
Professional fees
We incurred $929,328 and $2,694,253 of professional fees for the three and nine months ended September 30, 2024, respectively, and incurred $10,000 of professional fees for both the three months ended September 30, 2023 and for the period from February 9, 2023 (inception) to September 30, 2023. Professional fees relate to legal, consulting and other costs for professional services.
Rent expenses
We incurred $19,568 and $89,343 of rent expenses during the three and nine months ended September 30, 2024, respectively, and incurred $0 of rent expenses for both the three months ended September 30, 2023 and for the period from February 9, 2023 (inception) to September 30, 2023, related to our leased property.
Other expenses
We incurred $79,309 and $232,514 of other expenses for the three and nine months ended September 30, 2024, respectively, and incurred $55 and $75 of other expenses for the three months ended September 30, 2023 and for the period from February 9, 2023 (inception) to September 30, 2023, respectively. Other expenses primarily consist of third-party fees with respect to subscription agreements, website design and domain charges.
Loan fees
We incurred $0 and $100,000 of loan fees for the three and nine months ended September 30, 2024, respectively, and incurred $0 of loan fees for both the three months ended September 30, 2023 and for the period from February 9, 2023 (inception) to September 30, 2023, which relate to the write-off of loan fees related to convertible debt which was settled during the period.
Interest expense
We incurred $51,382 and $161,461 of interest expense for the three and nine months ended September 30, 2024, respectively and incurred $0 of interest expense for both the three months ended September 30, 2023 and for the period from February 9, 2023 (inception) to September 30, 2023. Interest expense consists of interest incurred on our convertible promissory notes and notes payable.
Results of Operations – for the period from February 9, 2023 (inception) to December 31, 2023

For the Period February 9, 2023 (inception) to December 31, 2023
Operating expenses
Professional fees	$141,557
Other expenses	69,660
Total operating expenses	211,217
Operating loss	211,217
Other expenses
Interest expense	35,393
Total other expenses	35,393
Net loss	$246,610
Loss per common share, basic and diluted	$(0.01)
Weighted average number of common shares outstanding, basic and diluted	17,422,029

During the period from February 9, 2023 (inception) to December 31, 2023, we had a net loss of $246,610.
Individual components of our results are discussed below:
Professional fees
We incurred $141,557 of professional fees from February 9, 2023 (inception) to December 31, 2023. Professional fees relate to legal, consulting and other costs for professional services.
Other expenses
We incurred $69,660 of other expenses from February 9, 2023 (inception) to December 31, 2023. Other expenses primarily consist of third party fees with respect to subscription agreements, website design and domain charges.
Interest expense
We incurred $35,393 of interest expense from February 9, 2023 (inception) to December 31, 2023. Interest expense consists of interest incurred on our convertible promissory notes and notes payable.
Liquidity and Capital Resources
We continually monitor and manage cash flow to assess the liquidity necessary to fund operations and capital projects. We manage our capital resources and adjust them to account for changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust our capital resources, we may, where necessary, control the amount of working capital, pursue financing or manage the timing of our capital expenditures. As of September 30, 2024, we had a working capital shortage of $3,247,167 (current assets of $45,106 less current liabilities of $3,292,273).
The Company’s ultimate success is dependent on its ability to obtain additional financing and generate sufficient cash flow to meet its obligations on a timely basis. The Company’s business will require significant capital to sustain operations and significant investments to execute its long-term business plan. Absent generation of sufficient revenue from the execution of the Company’s long-term business plan, the Company will need to obtain debt or equity financing, especially if the Company experiences downturns in its business that are more severe or longer than anticipated, or if the Company experiences significant increases in expense levels resulting from being a publicly-traded company or operations. Such additional debt or equity financing may not be available to the Company on favorable terms, if at all. If we do raise additional capital through public or private equity or convertible debt offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our common stock. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or paying dividends.
Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors”.
Current cash and cash equivalents as of September 30, 2024 totaled $34,907. We do not believe cash on hand will be adequate to satisfy obligations in the ordinary course of business over the next twelve months. Management has assessed the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise sufficient funds to pay ongoing operating expenditures and meet its obligations over the next twelve months. Based on this assessment, there are material uncertainties about the business that may cast doubt about the Company’s ability to continue as a going concern. The Company historically was able to obtain certain bridge financing from a significant shareholder (GL Part SPV I, LLC) to fund its operations but there is no ongoing commitment or obligation to provide such financing in the future. The Company is currently actively seeking new sources of financing, which will enable the Company to meet its obligations for the twelve-month period from the date the financial statements were available to be issued. The financial statements do not give effect to any adjustments that are required to realize assets and discharge liabilities in other than the normal course of business and at amounts different from those reflected in the financial statements. Such adjustments could be material.
As of September 30, 2024, we had $34,907 in cash. We are actively managing current cash flows until such time that we are profitable.

The table below presents our cash flows during the nine months ended September 30, 2024 and the period from February 9, 2023 (inception) to September 30, 2023, respectively:

	For the nine months ended September 30, 2024	For the period February 9, 2023 (inception) to September 30, 2023
Net cash provided by (used in):
Operating activities	$(1,510,799)	$(10,075)
Investing activities	—	(35,000)
Financing activities	1,490,059	53,000
Net increase/ (decrease) in cash	$(20,740)	$7,925

Individual components of our cash flows are discussed below:
Net cash used in operating activities
Net cash used in operating activities during the nine months ended September 30, 2024 and the period from February 9, 2023 (inception) to September 30, 2023 was $1,510,799 and $10,075, respectively.
During the nine months ended September 30, 2024, net cash used in operating activities primarily consisted of a net loss of $3,277,548 and a decrease in accrued expenses and other current liabilities of $105,938, partially offset by an increase in professional fees payable and interest payable of $1,654,920 and $123,315, respectively, and proceeds from the issuance of convertible notes related to services paid for on behalf of XCF of $100,000.
During the period from February 9, 2023 (inception) through September 30, 2023, net cash used in operating activities consisted of a net loss of $10,075.
Net cash used in investing activities
There was no net cash used or provided by investing activities during the nine months ended September 30, 2024. During the period from February 9, 2023 (inception) to September 30, 2023, net cash used in investing activities primarily consisted of a capitalized expenses of $35,000.
Net cash provided by financing activities
Net cash provided by financing activities during the nine months ended September 30, 2024 and from February 9, 2023 (inception) to September 30, 2023 was $1,490,059 and $53,000, respectively.
During the nine months ended September 30, 2024, net cash provided by financing activities primarily consisted of proceeds from the issuance of convertible notes of $1,500,000 and subscription received of $42,100, partially offset by the repayment of notes of $55,041.
During the period from February 9, 2023 (inception) through September 30, 2023, net cash provided by financing activities consisted of proceeds from the issuance of convertible notes of $45,000 and an advance from a related party of $8,000.
The table below presents our cash flows during the period from February 9, 2023 (inception) to December 31, 2023:

For the period February 9, 2023 (inception) to December 31, 2023
Net cash provided by (used in):
Operating activities	$(69,736)
Investing activities	(35,000)
Financing activities	160,383
Net increase in cash	$55,647

Individual components of our cash flows are discussed below:
Net cash used in operating activities
Net cash used in operating activities during the period from February 9, 2023 (inception) to December 31, 2023 was $69,736. Net cash used in operating activities primarily consisted of a net loss of $246,610, offset by an increase in accrued expenses and other current liabilities of $91,481, proceeds from the issuance of convertible notes related to services paid for on behalf of XCF of $50,000 and an increase in interest payable of $35,393.
Net cash used in investing activities
Net cash used in investing activities during the period from February 9, 2023 (inception) to December 31, 2023 was $35,000 and related to construction in progress.
Net cash provided by financing activities
Net cash provided by financing activities during the period from February 9, 2023 (inception) to December 31, 2023 was $160,383. Net cash provided by financing activities consisted of proceeds from the issuance of convertible notes of $152,383 and $8,000 of proceeds provided by an advance from a related party.
On February 14, 2024, XCF and GL entered into a note purchase agreement pursuant to which $1,210,383 of principal amount of prior loans were consolidated into one convertible promissory note issued by XCF in an equivalent principal amount, interest rate and conversion terms. GL subsequently exercised its right to convert the $1,210,383 of principal and $9,487 in accrued interest in to 1,219,870 shares of XCF common stock.
On February 26, 2024, XCF and GL entered into a note purchase agreement pursuant to which GL agreed to purchase, and XCF agreed to sell and issue to GL, a convertible promissory note in principal amount of $600,000. The unsecured, convertible note provided for an interest rate of 10% per annum, with the principal amount plus any accrued interest convertible into shares of XCF common stock at a conversion price of $1 per share. GL subsequently exercised its right to convert the $600,000 of principal and $164 in accrued interest into 600,164 shares of XCF common stock.
During Q4 2024, XCF entered into four note purchase agreements pursuant to which GL agreed to purchase, and XCF agreed to sell and issue to GL, four promissory notes in principal amounts of $2.0 million, $1.0 million, $1.09 million, and $0.3 million. The unsecured, convertible notes provided for an interest rate of 10% per annum, with the principal amount plus any accrued interest convertible into shares of XCF common stock at a conversion price of $0.40 per share. GL subsequently exercised its right to convert the principal amounts of each note into 5,000,000 shares, 2,000,000 shares, 2,725,000 shares and 625,000 shares of XCF common stock, respectively, for each principal amount noted above. No interest was accrued on the principal amounts of the notes.
On January 14, 2025, XCF entered into two note purchase agreements pursuant to which GL agreed to purchase, and XCF agreed to sell and issue to GL, two promissory notes in principal amounts of $0.2 million and $0.14 million. The unsecured, convertible notes provided for an interest rate of 10% per annum, with the principal amount plus any accrued interest convertible into shares of XCF common stock at a conversion price of $0.40 per share. GL subsequently exercised its right to convert the principal amounts of each note into 500,000 shares and 345,833 shares, respectively, for each principal amount noted above. No interest was accrued on the principal amounts of the notes.
On January 14, 2025, XCF entered into a note purchase agreement with Sky MD, LLC (“Sky MD”) to which Sky MD agreed to purchase, and XCF agreed to sell and issue to Sky MD, a promissory note in principal amount of $0.14 million. The unsecured, convertible note provided for an interest rate of 10% per annum, with the principal amount plus any accrued interest convertible into shares of XCF common stock at a conversion price of $0.40 per share. Sky MD subsequently exercised its right to convert the principal amount of the note into 345,833 shares. No interest was accrued on the principal amount of the notes.
On January 14, 2025, XCF entered into a note purchase agreement with Focus Impact Partners, LLC (“Focus Impact Partners”) to which Focus Impact Partners agreed to purchase, and XCF agreed to sell and issue to Focus Impact Partners, a promissory note in principal amount of $0.15 million. The unsecured, convertible note provided for an interest rate of 10% per annum, with the principal amount plus any accrued interest convertible into shares of XCF common stock at a conversion price of $0.40 per share. Focus Impact Partners subsequently exercised its right to convert the principal amount of the note into 375,000 shares. No interest was accrued on the principal amount of the note.

On January 31, 2025, XCF and Innovativ Media Group, Inc. entered into a promissory note for $0.5 million. The promissory note bears interest of $0.1 million, payable on the earliest of March 31, 2025, unless extended by mutual written consent of XCF and Innovativ Media Group, Inc., or upon an event of default. In connection with the issuance of the promissory note, XCF issued 250,000 shares of its common stock to Innovativ Media Group, Inc.
Contractual Obligations
We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities.
Quantitative and Qualitative Disclosures about Market Risk
Our board of directors have overall responsibility for the establishment and oversight of our risk management policies on an annual basis. Management identifies and evaluates our financial risks and is charged with the responsibility of establishing controls and procedures to ensure financial risks are mitigated in accordance with the approved policies.
Our financial instruments consist of cash, related party receivables, accrued expenses and other current liabilities, related party payables, notes and interest payable, certain convertible notes payable, and professional fees payable. The fair value of our financial instruments approximates their carrying value due to the short-term nature of the financial instruments.
Our risk exposures are summarized below:
Credit Risk
Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets including cash. Our financial asset with maximum exposure to credit risk is subscription receivable. We hold cash with a major financial institution therefore minimizing our credit risk related to cash.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet financial obligations as they fall due. We manage liquidity by maintaining adequate cash balances and by raising equity financings. We have no assurance that such financings will be available on favorable terms in the future. In general, we attempt to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of shares.
As of September 30, 2024, we had cash of $34,907 to settle current liabilities of $3,929,273 which fall due for payment within twelve months of the balance sheet date.
Refer to “Liquidity and Capital Resources” for further discussion of liquidity risk and the measures we are taking to mitigate this risk.
Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect our income or value of holdings or financial instruments. As of September 30, 2024, we had cash of $34,907 denominated in US dollars, which we believe does not have significant market risk exposure. Our Southeast Convertible Note has a fixed interest rate; therefore, we are not exposed to market risk for changing interest rates.
Inflation Risk
We do not believe that inflation had a significant impact on our results of operations for the period presented in our financial statements. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs, and our inability or failure to do so could harm our business, financial condition and results of operations.
Internal Control Over Financial Reporting
The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
In connection with the audit of our financial statements as of December 31, 2023 and for the period from February 9, 2023 (inception) to December 31, 2023, we identified deficiencies in the design and operation of our internal control over financial reporting that constitute material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected in a timely manner.
We did not design or maintain an effective control environment commensurate with financial reporting requirements in connection with the audit of our 2023 financial statements. Specifically, we have not (i) designed controls to ensure all journal entries are reviewed and approved, (ii) designed a formal risk assessment process to reduce the risk of material misstatements for the period February 9, 2023 (inception) to December 31, 2023, and (iii) designed controls to ensure the financial reporting process is operating effectively. These control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial results that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.
We are working to remediate the material weaknesses and taking steps to strengthen our internal control over financial reporting through the hiring of additional appropriately skilled finance and accounting personnel with the requisite technical knowledge and skills, supported by experienced third-party internal control advisors who will assist with the design and implementation of such internal control systems, procedures and processes. These remediations may be costly and time consuming. We intend to take appropriate and reasonable steps to remediate the material weaknesses through the implementation of a general ledger system, which will support appropriate journal entry approvals, the development and implementation of a formal risk assessment process, and the development and implementation of a control environment designed to ensure the financial information is accurate, complete, and recorded in the correct period. We will not be able to fully remediate these control deficiencies until these steps have been completed and have been operating effectively for a sufficient period of time.
Capital Management
Capital is comprised of our stockholders’ equity and any debt that we may issue. Our objectives when managing capital are to maintain financial strength and to protect our ability to meet ongoing liabilities, to continue as a going concern, to maintain creditworthiness and to maximize returns for our stockholders over the long term. Protecting the ability to pay current and future liabilities includes maintaining capital above minimum regulatory levels, current financial strength rating requirements and internally determined capital guidelines and calculated risk management levels. We manage capital structure to maximize financial flexibility by making adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. We do not presently utilize any quantitative measures to monitor its capital, but rather we rely on our management’s expertise to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given our size, is reasonable. We are not subject to externally imposed capital requirements.
Critical Accounting Policies and Estimates
Our financial statements are prepared in accordance with generally accepted accounting principles in the U.S. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.
While our significant accounting policies are described in more detail in the notes to our financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Acquisition of Biodiesel Assets
Upon the acquisition of biodiesel plants, the Company evaluated its acquired assets for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. The Company determined that the Wilson, North Carolina plant and Fort Myers, Florida plant do not meet the definition of a business in accordance with ASC 805. The acquisition consideration (including acquisition costs) is allocated to the individual assets acquired and liabilities assumed on a relative fair value basis. Any excess or deficit of the consideration transferred relative to the sum of the fair value of the assets acquired and liabilities assumed is allocated to the individual assets and liabilities based on their relative fair values.
Estimated Useful Lives of Real Property Assets
We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We record depreciation expense with respect to these assets based upon the estimated useful lives we determine when the assets are placed into service. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.
Construction in progress (“CIP”)
CIP consists of initial costs associated with the acquisitions of the Fort Myers, Florida and the Wilson, North Carolina plants. When CIP is finished the assets will be transferred to property, plant and equipment. No provision for depreciation is made on CIP until such time that the relevant assets are available and ready to use. During the nine months ended September 30, 2024 the projects were on hold until financing is obtained.
Off-balance Sheet Arrangements
We have not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.
Emerging Growth Company Status
The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. The Combined Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies, and our financial statements may not be comparable to other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.
We will cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of the Business Combination, (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our common equity held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter.
Further, even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

INFORMATION ABOUT FOCUS IMPACT
As used in this section, “we,” “us,” “our,” “the Company” or “Focus Impact” refer to Focus Impact prior to the consummation of the Business Combination.
Overview
We are a blank check company incorporated on February 23, 2021 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We were initially incorporated under the name BH3 Acquisition Corp., subsequently changed our name to Crixus BH3 Acquisition Company on July 21, 2021 and subsequently changed our name to Focus Impact BH3 Acquisition Company on November 3, 2023. We intend to effectuate the Business Combination using cash from the proceeds of the IPO and the private placement of the Private Placement Warrants (after giving effect to the early redemptions effected in connection with our first special meeting and second special meeting), our capital stock, debt or a combination of cash, stock and debt.
Our registration statement for the IPO was declared effective on October 4, 2021. On October 7, 2021, we consummated the initial public offering of 23,000,000 Units (the “Units”), which included the full exercise of the underwriters’ over-allotment option, at $10.00 per Unit, generating gross proceeds of $230,000,000, and incurring offering costs of approximately $22.4 million.
Simultaneously with the closing of the IPO on October 7, 2021, we consummated the sale in a private placement (the “Private Placement”) of an aggregate of 6,400,000 Private Placement Warrants at a price of $1.50 per Private Placement Warrant to our Former Sponsor, generating proceeds of $9,600,000.
Our Sponsor Holders currently hold an aggregate of 3,000,000 shares of Focus Impact Class A Common Stock and our Sponsor Holders and the Anchor Investors hold an aggregate of 2,739,916 Sponsor Shares. The Sponsor Shares that have not been previously converted into shares of Focus Impact Class A Common Stock will automatically convert into shares of Focus Impact Class A Common Stock upon the completion of our initial business combination or earlier at the option of the holder thereof. Prior to our initial business combination, only holders of Sponsor Shares will be entitled to vote on the election of directors.
Our Anchor Investors purchased an aggregate of approximately 22,980,000 Units in the IPO at the public offering price of $10.00. No Anchor Investor purchased more than 9.9% of the Units offered. Upon the closing our initial public offering, our Anchor Investors owned, in the aggregate, approximately 79.9% of the outstanding shares of our common stock. In consideration of those purchases, our Former Sponsor entered into an investment agreement with each of the Anchor Investors pursuant to which our Former Sponsor sold an aggregate of 1,450,758 Sponsor Shares, at the original purchase price of approximately $0.004 per share.
Upon the closing of the IPO and the Private Placement, $232,300,000 ($10.10 per Unit) of the net proceeds of the sale of the Units in the initial public offering and of the Private Placement Warrants in the Private Placement were placed in the Trust Account with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. Government Treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.
Transaction costs of the initial public offering amounted to $22,407,388, consisting of $12,650,000 of underwriters’ fees and discounts, $9,276,147 for the excess fair value of Sponsor Shares attributable to the Anchor Investors, and $465,667 of other offering costs, net of third party vendor credits. The underwriters agreed to defer $8,050,000 of the underwriting discounts and commissions until our consummation of an initial business combination.
Our Units began trading on October 5, 2021 on the Nasdaq under the symbol “BHACU.” Commencing on November 26, 2021, the shares of Class A Common Stock and warrants comprising the Units began separate trading on the Nasdaq under the symbols “BHAC” and “BHACW,” respectively. Those Units not separated continue to trade on the Nasdaq under the symbol “BHACU.”
On December 7, 2022 (following approval by our stockholders at the first special meeting), we effected the first charter amendment and the trust amendment, the effect of which was to change our termination date from

April 7, 2023 to August 7, 2023 (as further extended to October 6, 2023 by the Former Sponsor providing us with the requisite notice and the deposit amount). In connection with the first charter amendment, 17,987,408 Public Shares (78.2% of the Focus Impact Class A Common Stock outstanding as of the record date for the special meeting) were tendered for redemption. After giving effect to the first early redemptions, we had approximately $51.2 million remaining in the Trust Account.
On October 6, 2023 (following approval by our stockholders at the second special meeting), we effected the second charter amendment and the founder share amendment, the effect of which was to change our termination date to the New Termination Date. In connection with the second charter amendment, 2,700,563 Public Shares (53.9% of the Focus Impact Class A Common Stock outstanding as of the record date for the second special meeting) were tendered for redemption. After giving effect to the second early redemptions, we had approximately $24.3 million remaining in the Trust Account, and a total of 89.9% of the Focus Impact Class A Common Stock that was initially issued in the initial public offering had been redeemed.
On October 6, 2023, in connection with the second special meeting and the adoption of the founder share amendment, the Former Sponsor converted 3,000,000 of its shares of Focus Impact Class B Common Stock into shares of Focus Impact Class A Common Stock. Such converted shares of Focus Impact Class A Common Stock are not entitled to receive funds from the Trust Account through redemptions or otherwise and remain subject to the existing transfer restrictions.
On November 3, 2023, we entered into the Polar Subscription Agreement under which Polar agreed to make Capital Contributions to the Company. Pursuant to the Polar Subscription Agreement, the Capital Contribution shall be repaid to Polar by the Company within five (5) business days of the Company closing a business combination. Polar may elect to receive such repayment (i) in cash or (ii) in shares of common stock of the surviving entity in such business combination (the “Surviving Entity”) at a rate of one share of common stock for each ten dollars ($10.00) of the Capital Contribution that is funded. Additionally, in consideration of the Capital Contribution, at the closing of a business combination, the Surviving Entity will issue to Polar one share of common stock for each dollar of Capital Contribution that is funded prior to the Closing.
On December 20, 2023, one of our Anchor Investors submitted 10,084 Sponsor Shares to the Company for no consideration to be cancelled.
On July 31, 2024, (following approval by our stockholders at a special meeting (the “July 2024 Special Meeting”), the Company effected an amendment to its amended and restated certificate of incorporation, the effect of which was to (i) further extend the period of time by which the Company has to consummate an initial business combination (the “Termination Date”) to February 7, 2025 and to allow the Company, without the need for another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to two times, by an additional one month each time, after February 7, 2025, by resolution of the Company’s board of directors if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date and (ii) eliminate the limitation that the Company may not redeem public stock to the extent that such redemption would result in the Company having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended), of less than $5,000,001 in order to allow the Company to redeem the Public Stock irrespective of whether such redemption would exceed the Redemption Limitation.
In connection with the July 2024 Special Meeting, the holders of 1,099,905 shares of Focus Impact Class A Common Stock (which represented approximately 21% of the shares of Class A common stock outstanding at the time of the July 2024 Special Meeting) properly exercised their right to redeem their shares (the “Third Redemption”) for cash at a redemption price of approximately $10.63 per share, for an aggregate redemption amount of $11,692,068. In addition, in connection with the July 2024 Special Meeting, the Sponsor and Former Sponsor converted an aggregate of 1,100,000 of their shares of Focus Impact Class B Common Stock into shares of Focus Impact Class A Common Stock on a one for one basis. Such converted shares of Focus Impact Class A Common Stock are not entitled to receive funds from the Trust Account through redemptions or otherwise and will remain subject to the existing transfer restrictions. After giving effect to the Third Redemption and the conversion, the Company had approximately $12.9 million remaining in the Trust Account, 5,312,124 shares of Focus Impact Class A Common Stock (including 4,100,000 converted shares of Focus Impact Class B Common Stock) and 1,608,333 shares of Focus Impact Class B Common Stock outstanding.
In connection with the July 2024 Special Meeting, the Company and NewCo entered into non-redemption agreements (“2024 Non-Redemption Agreements”) with certain stockholders of the Company pursuant to which such stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,047,399 shares of Focus Impact Class A Common Stock in connection with the July 2024. Special Meeting. and to hold such shares through the July 2024 Special Meeting. In exchange for the foregoing commitments not to redeem such shares of Focus Impact Class A Common Stock, NewCo agreed to issue to such stockholders, for no additional consideration, an aggregate of 174,566 shares of NewCo Class A Common Stock (and up to an aggregate of 232,750 shares of NewCo Class A Common Stock if the Company utilizes the two monthly extensions described above), in connection with the consummation of the initial business combination.
On November 29, 2024, the Company, NewCo, Merger Sub 1, Merger Sub 2 and XCF entered into Amendment No. 1 to the Business Combination Agreement, which amended the Business Combination Agreement to extend the Business Combination Termination Date to March 31, 2025.
Our Sponsor
On September 27, 2023, the Company, the Former Sponsor and the Sponsor entered into a Purchase Agreement (the “Purchase Agreement”). In connection with the closing of the transactions contemplated by the Purchase Agreement, the Sponsor (i) purchased an aggregate of 3,746,303 Sponsor Shares from the Former Sponsor and the Anchor Investors and 4,160,000 Private Placement Warrants from the Former Sponsor for an aggregate purchase price of $16,288.27 and (ii) became the sponsor of the Company. In connection therewith, the Former Sponsor also entered into anchor transfer agreements with each of its Anchor Investors, whereby each Anchor Investor agreed, subject to the conditions contained therein, when and as directed by the Former Sponsor, to transfer 2/3 of their shares of Class B common stock for no consideration; provided, however, upon the request of an Anchor Investor, the Former Sponsor shall pay to them $0.0043 per share. The Purchase Agreement closed effective as of November 2, 2023.
Our Sponsor was founded by affiliates of Focus Impact Partners, LLC, who also serve as officers and directors of Focus Impact Acquisition Corp. (Nasdaq: FIAC) that entered into a business combination agreement with DevvStream Holdings Inc., a company existing under the Laws of the Province of British Columbia, on September 12, 2023.
Our Team
The management team consists of Carl Stanton (Chief Executive Officer and Director), Ernest Lyles (Chief Financial Officer and Director) and Wray Thorn (Chief Investment Officer and Director). Our board of directors includes Troy Carter, Dia Simms, Eric Edidin and Daniel Lebensohn.
Our team is comprised of professionals with experience in investment banking, operational management, technology, marketing, corporate governance, leadership development, and other areas of potential value to our company and our target business. We are all aligned with regard to the value of Social-Forward Companies. We intend to leverage our team’s expertise and networks to both identify a range of potential target businesses and create stockholder value in the initial business combination.
Directors and Executive Officers
Our officers and directors are as follows:

Name	Age	Position
Carl Stanton	56	Chief Executive Officer and Director
Ernest Lyles	46	Chief Financial Officer and Director
Wray Thorn	53	Chief Investment Officer and Director
Troy Carter	52	Director
Dia Simms	49	Director
Eric Edidin	52	Director
Daniel Lebensohn	53	Director

Carl M. Stanton, Chief Executive Officer and Director. Mr. Stanton is a Partner and Co-Founder of Focus Impact Partners, LLC and currently serves as our Chief Executive Officer and director and as the Chief Executive Officer and a director of Focus Impact Acquisition Corp., a special purpose acquisition corporation (Nasdaq: FIAC). Mr. Stanton brings nearly three decades of experience in leading companies across transformative Private

Equity/Alternative Asset management with a proven track record in creating shareholder value. Mr. Stanton has unique knowledge and skills across all facets of asset management. Mr. Stanton is a team builder and has managed and co-led two Alternative Asset Management firms totaling over $4.5 billion AUM, and has delivered best-in-class investment performance results along with colleagues over multiple funds. Mr. Stanton has advised CEOs, CFOs, and boards of directors of multiple companies and spread managerial, financial, and strategic best practices with demonstrated expertise in value creation strategies including revenue growth strategies, industry transformation, cost control, supply chain management, and technology best practices. Mr. Stanton has also served as Board Member to more than 15 portfolio companies across Industrial Products & Services, Transportation & Logistics and Consumer industries; including his current role as a Board Member of Skipper Pets, Inc.
Mr. Stanton is former Managing Partner and Head of Private Equity for Invesco Private Capital, a division of Invesco, Ltd. (NYSE: IVZ), which managed private investment vehicles across private equity, venture capital, and real estate, where he worked from 2018 to 2019. At Invesco Private Capital, Mr. Stanton was responsible for overseeing multiple alternative asset investment Funds and served as Chair of Investment Committee for domestic PE efforts. Prior to Invesco, Mr. Stanton served as Managing Partner and co-owner at Wellspring Capital Management LLC from 1998 to 2017, a private equity investment firm focused on control investments in growing companies in the industrial products & services, healthcare and consumer industries. Mr. Stanton oversaw and approved all investments as a member of the Investment Committee. At the time of Mr. Stanton’s retirement in 2015, the firm had invested more than $2.5 billion in 35 platform companies and achieved top-tier investment results.
Since 2014 and presently, Mr. Stanton has served as the Founder of cbGrowth Partners, which focuses on sustainable investments, and serves as Advisor to Auldbrass Partners. Previously, Mr. Stanton worked at Dimeling, Schreiber & Park, Peter J Solomon & Co, Associates, and Ernst & Young Corporate Finance LLC. Mr. Stanton holds a BS degree in Accounting from the University of Alabama and an MBA degree from Harvard Business School. Mr. Stanton resides in New York with his family and serves as Trustee, Treasurer and Head of Finance and Endowment Committee of Christ Church United Methodist, a nonprofit organization. Mr. Stanton also serves as Board of Visitors at the University of Alabama, College of Commerce. We believe Mr. Stanton’s significant experience of leading companies across transformative private equity and asset management and extensive experience with special purpose acquisition companies makes him well qualified to serve as a member of our board of directors.
Ernest D. Lyles II, Chief Financial Officer and Director. Mr. Lyles serves as our Chief Financial Officer and director and as the Chief Financial Officer of Focus Impact Acquisition Corp., a special purpose acquisition corporation (Nasdaq: FIAC). Mr. Lyles is also the Founder and a Managing Partner of The HiGro Group, a private equity firm focused on buyout investing in the lower middle market, which he founded in 2016. In addition to serving as a board member on HiGro’s portfolio companies, Mr. Lyles co-manages all aspects of the firm’s including investment activities, growth initiatives and talent development.
Prior to founding The HiGro Group, Mr. Lyles spent a decade as an investment banker with UBS Investment Bank where his tenure included advising the world’s most notable corporations and private equity firms. As the head of Technology Enabled Services banking practice, Mr. Lyles became the most senior African-American investment banker within the firm’s industry coverage groups. In addition to his over $10 billion of transaction and advisory experience, Mr. Lyles served as Head of the Diversity Task Force and Head of the Howard University recruiting team among other internal committees.
A native of Shepherdstown, West Virginia, Mr. Lyles attended public schools and earned a full merit scholarship to attend Shepherd University, where he earned a Bachelors of Science degree with concentrations in Political Science and Business Administration. Upon graduation, Mr. Lyles enrolled in the Howard University School of Law, where he also interned at both the JC Watts Companies. Mr. Lyles has held expert discussions on entrepreneurship, mentorship, private equity, impact investing and work-life balance. Mr. Lyles’ speaking engagements have included companies such as Google, HEC Paris, McGuire Woods and Nomura. An avid art collector, Mr. Lyles has also been featured in publications such as “The Black Market: A Guide to Art Collecting.
Mr. Lyles currently lives in Harlem, New York, where he is actively engaged in civic and faith initiatives including Trustee to Scan Boys and Girls Harbor, Founder of The UTULIVU Alliance, Member of the Economic Club of New York, and Fellow in the Council of Urban Professionals. We believe Mr. Lyles’ significant experience in private equity, focusing on buyout investing in the lower middle market, and banking and his experience as CEO of a company makes him well qualified to serve as a member of our board of directors.

Wray T. Thorn, Chief Investment Officer and Director. Since 2021, Mr. Thorn has been a Partner and Co-Founder of Focus Impact Partners, LLC and currently serves as our Chief Investment Officer and director and as the Chief Investment Officer of Focus Impact Acquisition Corp., a special purpose acquisition corporation (Nasdaq: FIAC). Also since 2021, Mr. Thorn has been the Founder and Chief Executive of Clear Heights Capital, a private investment firm committed to helping companies realize their growth and development objectives and a Board Member of Skipper Pets, Inc. Mr. Thorn is deeply involved in building and leading businesses to source, structure, finance and make private investments as well as helping companies, organizations and executives realize their growth and development objectives. With three decades of experience as a Chief Investment Officer, investment leader and lead director, Mr. Thorn has firsthand knowledge of investment firm leadership, private investing company value creation, asset allocation strategy and practice and risk management frameworks. Mr. Thorn has also been at the forefront of proactive impact investing and applying data and technology to innovate private investing.
Prior to founding Focus Impact and Clear Heights, from 2012 to 2021, Mr. Thorn was Managing Director and Chief Investment Officer—Private Investments at Two Sigma Investments. Mr. Thorn architected and led the firm’s private equity (Sightway Capital), venture capital (Two Sigma Ventures) and impact (Two Sigma Impact) investment businesses as Chief Executive and Chief Investment Officer of TSPI, LP and Chair & Venture Partner of TSV. Initially on behalf of private capital and expanding to include institutional investors, Mr. Thorn grew the private investment businesses during his 9-year tenure to nearly $4 billion in AUM and 90 team members and was a leader in the creation of Hamilton Insurance Group and the incubation of Two Sigma’s insurance technology activities. Prior to Two Sigma, Mr. Thorn was a Senior Managing Director with Marathon Asset Management, where he developed the firm’s private equity investment activities and played a role in many new business opportunities and capital formation initiatives, including the firm’s direct lending business and its participation in the U.S. Treasury’s Legacy Securities Public-Private Investment Program. Prior to Marathon, Mr. Thorn evaluated and executed management buyout transactions as a Director with Fox Paine & Co. and as a Principal at Dubilier & Co. Mr. Thorn began his career in the financial analyst program at Chemical Bank (today, J.P. Morgan) as an Associate in the Acquisition Finance Group.
Mr. Thorn has been involved in approximately 300 transactions, add-on acquisitions, realizations, corporate financings, fundraisings and other principal transactions with aggregate consideration in excess of $32 billion, including direct private equity, venture and third-party managed fund investments representing more than $3 billion in invested capital. Mr. Thorn has been a part of driving shareholder value creation and corporate growth as member of boards, advisory boards and committees or as an adviser for more than 45 companies and investment funds, across industries including technology, financial services, education, consumer services and real assets. Working with both private capital organizations and institutional investors, Mr. Thorn has architected and led multiple private investment businesses, defining investment objectives, devising strategy, recruiting team members, setting culture, developing investor and financing relationships, and managing investment processes and decisions.
Mr. Thorn is committed to giving back to the community, serving as Co-Chair of the Board of Youth, INC, as Vice Chair of the Board and Chair of the Investment Committee for Futures and Options, as a grant monitor and event committee chair for Hour Children, and as an Associate of the Harvard College Fund. In his 15+ years working with Youth, INC, a venture philanthropy nonprofit organization in New York City, Mr. Thorn has engaged in many aspects of the organization’s growth and development including recruiting senior leadership, leading strategic planning initiatives, chairing the governance and compensation committees and being a part of raising more than $100 million to impact the lives of NYC youth by empowering more than 175 grass-roots non-profits that serve them. Mr. Thorn earned an A.B. from Harvard University. We believe Mr. Thorn’s significant experience and leadership in private equity makes him well qualified to serve as a member of our board of directors.
Troy Carter, Director. Mr. Carter serves as our director and has been the founder and CEO of Q&A, a music technology company focused on building software solutions for recording artists via distribution and analytics, since 2019. Mr. Carter currently serves as a director of Focus Impact Acquisition Corp., a special purpose acquisition corporation (Nasdaq: FIAC). Mr. Carter also serves as an advisor to the NBA Players Association. Mr. Carter previously served as an advisor to the Prince Estate. Prior to founding Q&A, Mr. Carter was Global Head of Creator Services at Spotify from 2016 to 2018 and then served in a consulting role for CEO Daniel Ek until 2019. Mr. Carter serves on the boards of WeTransfer and SoundCloud, and served as an advisor to Lyft. Mr. Carter is also an active early stage investor, including in companies such as Uber, Lyft, Dropbox, Spotify, Slack, Warby Parker, Gimlet Media, and Thrive Market. Mr. Carter previously founded the entertainment company, Atom Factory, in 2008, where he worked with Lady Gaga, John Legend and Meghan Trainor.

Mr. Carter is an executive member on the boards of trustees at The Aspen Institute and the Los Angeles County Museum of Art as well as a Henry Crown Fellow. In addition, Mr. Carter is a member of the United Nations Foundation Global Entrepreneurs Council. Mr. Carter also has served on the boards of directors of the Los Angeles Mayor’s Council for Technology & Innovation and CalArts. Mr. Carter has previously been included on Fast Company’s list of most creative people and on Billboard’s Power 100 list, an annual ranking the music industry’s top influencers. We believe Mr. Carter’s significant business experience in various technology companies and his experience serving on the boards of technology companies makes him well qualified to serve as a member of our board of directors.
Dia Simms, Director. Ms. Simms serves as our director and as the Executive Chairwoman of the Board of Lobos 1707 Tequila & Mezcal, an award-winning, independent spirits brand that launched in November 2020. Before being appointed Executive Chairwoman, Ms. Simms led Lobos 1707 as its CEO, alongside Founder and Chief Creative Officer Diego Osorio with early backing by sports and cultural icon, LeBron James. Ms. Simms currently serves as a director of Focus Impact Acquisition Corp., a special purpose acquisition corporation, (Nasdaq: FIAC). Ms. Simms is also Co-Founder of Pronghorn, a 10-year initiative to drive diversity, equity and inclusion in the spirits industry. Ms. Simms spent almost fifteen years working alongside Sean “Diddy” Combs at Combs Enterprises. In 2017, Ms. Simms was named President of Combs Enterprises, making her the first president in the company’s thirty-year history other than Sean Combs himself. In Ms. Simms’s role as President from 2017 to 2019, she oversaw multi-billion-dollar brands under the Combs empire, including CÎROC Ultra-Premium Vodka, Blue Flame Agency, AQUAhydrate, Bad Boy Entertainment, Sean John and Revolt TV. Of note, Ms. Simms led the transformation of CÎROC Ultra-Premium Vodka from infancy to a multibillion dollar value brand.
Along with a lengthy list of accolades, Ms. Simms is Board Chair of Pronghorn, Board Vice Chair of Saint Liberty Whiskey, Advisor to Touch Capital and director on the FIAC Board. Ms. Simms holds a B.S. degree in Psychology from Morgan State University and a Master’s degree in Management from the Florida Institute of Technology. We believe Ms. Simms’s significant business experience as a CEO and significant deal-making experience make her well qualified to serve as a member of our board of directors.
Eric Edidin, Director. Mr. Edidin has served as a director since our inception in February 2021. Mr. Edidin has served as the Executive Chairman of BH3 Management since 2020. Mr. Edidin previously served as a board member of Spartacus Acquisition Corporation, which completed a business acquisition with NextNav in October 2021. Mr. Edidin was Co-Founder and, from 2006 to 2019, Co-Managing Partner of Archer Capital Management, an investment partnership with peak assets under management of $1.4 billion, which invested in more than 45 blank check companies and numerous commercial real estate properties and loans, REITs, public and private equities and credit instruments. At Archer Capital Management, Mr. Edidin was involved in the formation of the predecessor firm to BH3 Management and has partnered on numerous investment projects with both BH3 Management and its predecessor. From 2001 to 2006, Mr. Edidin was a Portfolio Manager and Co-Head of Credit Investments at York Capital Management.
Mr. Edidin also previously held an investment related position at Morgan Stanley Capital Partners and a restructuring advisory position at The Blackstone Group. Throughout his career, Eric has served as a board member and credit committee member of numerous companies. Mr. Edidin served on the board and audit committee of Spartacus Acquisition Corporation (NASDQ: TMTS) and the boards of several other private companies, as well as the investment committees of the Jewish Communal Fund of New York and the Jewish Federation of Los Angeles. Mr. Edidin holds a Bachelor’s Degree in Business Administration from the University of Michigan and a Master’s Degree in Business Administration from Harvard Business School. We believe Mr. Edidin’s significant experience in transactions, management, and operations, and his past fiduciary roles makes him well qualified to serve as a member of our board of directors.
Daniel Lebensohn, Director. Mr. Lebensohn has served as a director since our inception in February 2021. Mr. Lebensohn has been Co-Chief Executive Officer of BH3 Management since 2009 and Co-Portfolio Manager of BH3 Debt Opportunity Fund I, L.P. since 2018 and BH3 Debt Opportunity Fund II, L.P. since 2023, where, in conjunction with Gregory Freedman, he oversees all acquisitions, investing activities, financings, development, related operating company oversight and various fiduciary responsibilities for more than 25 affiliated real estate investment and development companies. Prior to co-founding BH3 Management, Mr. Lebensohn practiced commercial real estate law for over ten years in New York City at firms including Hartman and Craven LLP and served as in-house counsel to a prominent Manhattan based real estate owner, operator and developer, and invested in and operated various real estate investments during said tenure. Mr. Lebensohn has over two decades of investment and operational experience related to the real estate and construction sectors.
Mr. Lebensohn holds a Bachelor’s Degree in English from SUNY Albany and a Juris Doctorate from The New York Law School. We believe Mr. Lebensohn’s significant experience in transactions, management, and operations, and his past fiduciary roles make him well qualified to serve as a member of our board of directors.
Number and Terms of Office of Officers and Directors
Our board of directors is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. On December 7, 2022 we held a special meeting in lieu of annual meeting of stockholders at which our Class I directors were reelected. Following the consummation of the Purchase Agreement, Carl Stanton, Ernest Lyles and Wray Thorn serve as our Class I directors. The term of office of the second class of directors, consisting of Dia Simms and Troy Carter following the consummation of the Purchase Agreement, will expire at our next annual meeting of the stockholders. The term of office of the third class of directors, consisting of Eric Edidin and Daniel Lebensohn following the consummation of the Purchase Agreement, will expire at the following annual meeting of stockholders.
Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by holders of a majority of our shares of Class B common stock. In addition, prior to the completion of an initial business combination, holders of a majority of our shares of Class B common stock may remove a member of the board of directors for any reason.
Pursuant to an agreement entered into in connection with the issuance and sale of the securities in the initial public offering, our Former Sponsor, upon completion of an initial business combination, was entitled to nominate up to three individuals for election to our board of directors, as long as the Former Sponsor holds any securities covered by the registration rights agreement. Such right was transferred to the sponsor in connection with the consummation of the Purchase Agreement.
Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to nominate persons to the offices set forth in the NewCo Charter as it deems appropriate. The NewCo Charter provides that our officers may consist of one or more chairman of the board of directors, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.
Director Independence
Nasdaq listing standards require that a majority of our board of directors be independent within one year of our initial public offering. An “independent director” is defined generally as a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which in the opinion of the Company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Mr. Carter, Ms. Simms, Mr. Edidin and Mr. Lebensohn are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.
Committees of the Board of Directors
Our board of directors has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of Nasdaq require that the compensation committee of a listed company be comprised solely of independent directors.
Audit Committee
We established an audit committee of the board of directors. Mr. Carter, Ms. Simms and Mr. Edidin serve as members of our audit committee. Our board of directors has determined that each of Mr. Carter, Ms. Simms and Mr. Edidin is independent under Nasdaq listing standards and applicable SEC rules. Mr. Edidin serves as the chairman of the audit committee. Each member of the audit committee is financially literate and our board of directors has determined that Mr. Edidin qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
The primary functions of the audit committee include:
•	appointing, replacing, compensating and overseeing our independent registered public accounting firm;
•	reviewing and approving the annual audit plan for the Company;
•	overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements;
•	discussing the annual audited financial statements and unaudited quarterly financial statements with management and the independent registered public accounting firm;
•	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;
•	establishing procedures for the receipt, retention and treatment of complaints (including anonymous complaints) we receive concerning accounting, internal accounting controls, or auditing matters;
•	approving audit and non-audit services provided by our independent registered public accounting firm;
•	discussing earnings press releases and financial information provided to analysts and rating agencies;
•	discussing with management our policies and practices with respect to risk assessment and risk management; and
•	producing an annual report for inclusion in our proxy statement, in accordance with applicable rules and regulations.
The audit committee is a separately designated standing committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.
Compensation Committee
We established a compensation committee of our board of directors. The members of our compensation committee are Mr. Carter and Mr. Edidin, and Mr. Carter serves as chairman of the compensation committee.
Under Nasdaq listing standards and applicable SEC rules, we are required to have a compensation committee composed entirely of independent directors. Our board of directors has determined that each of Mr. Carter and Mr. Edidin is independent. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:
•	evaluating our executive officers’ performance, including CEO performance, and setting our executive officers’ compensation level based on this evaluation;
•	discharging its responsibilities for approving and evaluating the officer compensation plans, policies and programs of the Company;
•	reviewing and recommending to our board of directors the compensation to be provided to the Company’s employees and directors;
•
recommending awards and/or bonuses to be granted to executive officers of the Company under the Company’s equity plans and other compensation or benefit plans or policies as approved by our board of directors or the compensation committee;

•
reviewing with management the Company’s Compensation and Discussion and Analysis (“CD&A”) and the related executive compensation information, recommending that the CD&A and related executive compensation information be included in the Company’s annual report on Form 10-K and proxy statement and produce the compensation committee report on executive officer compensation required to be included in the Company’s proxy statement or annual report on Form 10-K;

•	reviewing the form, terms and provisions of employment and similar agreements with the Company’s executive officers and any amendments thereto;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for the Company’s executive officers and employees; and
•	retaining outside consultants and obtain assistance from members of management, in each case as the compensation committee deems appropriate in the exercise of its authority.
The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors.
Director Nominations
We do not have a standing nominating committee. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by our board of directors. Our board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who shall participate in the consideration and recommendation of director nominees are Mr. Carter, Ms. Simms, Mr. Edidin and Mr. Lebensohn. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.
Our board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to the board of directors should follow the procedures set forth in our bylaws.
We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.
Executive Officer and Director Compensation
None of our executive officers or directors have received any cash compensation for services rendered to us. Commencing on the date that our securities were first listed on Nasdaq, we paid $15,000 per month to our Former Sponsor for office space and administrative services. Effective as of March 31, 2023, such agreement was terminated. Our sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and completing an initial business combination.
On November 2, 2023, the Sponsor sold 25,000 shares of Focus Impact Class B Common Stock for an aggregate purchase price of $109 to each of Dia Simms and Troy Carter.
Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

Code of Ethics
We have adopted a Code of Ethics applicable to our directors, officers and employees. A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers, directors and persons who beneficially own more than ten percent of our common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of such forms, we believe that for the year ended December 31, 2023 there were no delinquent filers.
Legal Proceedings
From time to time, we may become involved in legal proceedings relating to claims arising from the ordinary course of business. Our management believes that there are currently no claims or actions pending against us, the ultimate disposition of which could have a material adverse effect on our results of operations, financial condition or cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF FOCUS IMPACT
The following discussion and analysis of Focus Impact’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. All statements other than statements of historical fact included in this proxy statement/prospectus including, without limitation, statements under this section “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Focus Impact” regarding the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. When used in this proxy statement/prospectus, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to Focus Impact or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in our filings with the SEC.
As used in this section, “we,” “us,” “our,”, “the Company,” or “Focus Impact” refer to Focus Impact prior to the consummation of the Business Combination.
Overview
We are a blank check company incorporated on February 23, 2021 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We were initially incorporated under the name BH3 Acquisition Corp., subsequently changed our name to Crixus BH3 Acquisition Company on July 21, 2021 and subsequently changed our name to Focus Impact BH3 Acquisition Company on November 3, 2023. We intend to effectuate our initial business combination using cash from the proceeds of the initial public offering and the private placement warrants, our capital stock, debt or a combination of cash, stock and debt.
Recent Developments
On December 7, 2022 (following approval by our stockholders at the first special meeting), we effected the first charter amendment and the trust amendment, the effect of which was to change our termination date from April 7, 2023 to August 7, 2023, unless further extended in accordance with our amended and restated certificate of incorporation by our sponsor (or its affiliates or designees) providing to us the requisite notice and the deposit amount. In connection with the first charter amendment, 17,987,408 public shares (78.2% of the Focus Impact Class A Common Stock outstanding as of the record date for the special meeting) were tendered for redemption. After giving effect to the first early redemptions, we had approximately $51.2 million remaining in the Trust Account.
On September 27, 2023, the Company, the Former Sponsor and the Sponsor entered into the Purchase Agreement. Pursuant to the Purchase Agreement, subject to satisfaction of certain conditions, the sponsor (i) agreed to purchase an aggregate of 3,746,303 Sponsor Shares from the Former Sponsor and each of the Anchor Investors and 4,160,000 Private Placement Warrants from the Former Sponsor for an aggregate purchase price of $16,288.27 and (ii) will become the sponsor of the Company (collectively, the “Purchase”). In connection therewith, the Former Sponsor also entered into anchor transfer agreements with each of its Anchor Investors, whereby each Anchor Investor agreed, subject to the conditions contained therein, when and as directed by the Former Sponsor, to transfer 2/3 of their shares of Class B common stock for no consideration; provided, however, upon the request of an Anchor Investor, the Former Sponsor shall pay to them $0.0043 per share. The Purchase Agreement closed effective as of November 2, 2023. On November 3, 2023, the Company changed its corporate name to “Focus Impact BH3 Acquisition Company,” pursuant to an amendment to its amended and restated certificate of incorporation filed with the Delaware Secretary of State on November 3, 2023.
The Purchase Agreement closed as of November 2, 2023. In connection with the closing of the Purchase, the sponsor, among other things, joined as a party to (i) the Letter Agreement, dated October 4, 2021, by and between the Company and the Former Sponsor (the “Letter Agreement,”) and (ii) the Registration and Stockholder Rights Agreement, dated October 4, 2021, among the Company, the Former Sponsor and certain security holders party thereto.

As of October 6, 2023, the Company, the Former Sponsor and the Sponsor entered into Non-Redemption Agreements on substantially the same terms with certain stockholders of the Company, pursuant to which such stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,946,794 shares of Focus Impact Class A Common Stock in connection with the second special meeting. In exchange for the foregoing commitments not to redeem such shares of Focus Impact Class A Common Stock, the Sponsor agreed to transfer an aggregate of 389,359 shares of Focus Impact Common Stock held by the Sponsor to such stockholders immediately following consummation of an initial business combination if they continued to hold such non-redeemed stock through the second special meeting. On October 6, 2023, following approval by the Company’s stockholders at the second special meeting, the Company effected an amendment to its amended and restated certificate of incorporation, the effect of which was to (i) further extend the period of time by which the Company has to consummate an initial business combination to the New Termination Date and (ii) provide for the right of a holder of shares of Focus Impact Class B Common Stock to convert its shares of Focus Impact Class B Common Stock into shares of Focus Impact Class A Common Stock on a one-to-one basis at any time and from time to time at the election of the holder. In connection therewith, 2,700,563 Public Shares (53.9% of the Focus Impact Class A Common Stock outstanding as of the record date for the second special meeting) were tendered for redemption and the Former Sponsor converted 3,000,000 of its shares of Focus Impact Class B Common Stock into shares of Focus Impact Class A Common Stock. Upon conversion of Focus Impact Class B Common Stock to Focus Impact Class A Common Stock, such Focus Impact Class A Common Stock will not be entitled to receive funds from the Trust Account through redemptions or otherwise and will remain subject to the existing transfer restrictions. Immediately after giving effect to the second early redemptions and the conversion, on October 24, 2023, the Company had approximately $24.3 million remaining in the Trust Account, and 5,312,029 shares of Class A Common Stock (including the 3,000,000 shares of Converted Focus Impact Class A Common Stock) and 2,750,000 shares of Focus Impact Class B Common Stock outstanding.
On November 3, 2023, we entered into the Polar Subscription Agreement, pursuant to which Polar agreed to make certain capital contributions to the Company of up to $1,200,000 from time to time, at the request of the Company, subject to the terms and conditions of the Polar Subscription Agreement. Pursuant to the Subscription Agreement, the Capital Contribution shall be repaid to Polar by the Company within five (5) business days of the Company closing an initial business combination (the “Closing”). Polar may elect to receive such repayment (i) in cash or (ii) in shares of common stock of the surviving entity in such initial business combination at a rate of one share of common stock for each ten dollars ($10.00) of the Capital Contribution that is funded. Additionally, in consideration of the Capital Contribution, at the closing of a business combination, the surviving entity will issue to Polar one share of common stock for each dollar of Capital Contribution that is funded prior to the closing. Polar therefore has an interest in the Business Combination and it may lose all of the money it has contributed to Focus Impact if the Business Combination is not consummated.
On December 20, 2023, one of the Company’s Anchor Investors submitted 10,084 shares of Focus Impact Class B Common Stock to the Company for no consideration to be cancelled.
In 2023, we engaged the services of multiple entities to act as capital market advisors, specifically to advise on market conditions, advise in connection with seeking an extension for completing a business combination, advise in connection with a possible business combination, and acting as a placement agent in connection with a private placement of equity, equity-linked, convertible and/or debt securities or other capital or debt raising transaction. No fees are due to the advisors until consummation of the Business Combination and are payable at that time in a combination of cash and shares of common stock of the public company entity that survives the Business Combination. Additionally, we will pay $3,500,000 plus an amount equal to 4.0% (together the “Deferred CMA Fees”) of the sum of (A) the gross proceeds raised from investors identified by the advisor received by us or Target plus (B) proceeds released from the trust account in connection with the closing of the Business Combination with respect to any stockholder of the Company that (x) entered into a non-redemption or other similar agreement or (y) did not redeem shares of the Company’s Class A Common Stock.
In accordance with ASC Topic 450, “Contingencies,” (“ASC 450”), the Company has not recognized a liability for the value of the potential issuance of shares or the Deferred CMA Fees since the completion of a business combination is a performance condition that is not yet considered probable.
On July 31, 2024, (following approval by our stockholders at the July 2024 Special Meeting, the Company effected an amendment to its amended and restated certificate of incorporation, the effect of which was to (i) further extend the Termination Date to February 7, 2025 and to allow the Company, without the need for another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to two times, by an additional one month each time, after February 7, 2025, by resolution of the Company’s board of directors if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date and (ii) eliminate the limitation that the Company may not redeem public stock to the extent that such redemption would result in the Company having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended), of less than $5,000,001 in order to allow the Company to redeem the Public Stock irrespective of whether such redemption would exceed the Redemption Limitation.
In connection with the July 2024 Special Meeting, the holders of 1,099,905 shares of Focus Impact Class A Common Stock (which represented approximately 21% of the shares of Class A common stock outstanding at the time of the July 2024 Special Meeting) properly exercised the Third Redemption for cash at a redemption price of approximately $10.63 per share, for an aggregate redemption amount of $11,692,068. In addition, in connection with the July 2024 Special Meeting, the Sponsor and Former Sponsor converted an aggregate of 1,100,000 of their shares of Focus Impact Class B Common Stock into shares of Focus Impact Class A Common Stock on a one for one basis. Such converted shares of Focus Impact Class A Common Stock are not entitled to receive funds from the Trust Account through redemptions or otherwise and will remain subject to the existing transfer restrictions. After giving effect to the Third Redemption and the conversion, the Company had approximately $12.9 million remaining in the Trust Account, 5,312,124 shares of Focus Impact Class A Common Stock (including 4,100,000 converted shares of Focus Impact Class B Common Stock) and 1,608,333 shares of Focus Impact Class B Common Stock outstanding.
In connection with the July 2024 Special Meeting, the Company and NewCo entered into non-redemption agreements with certain stockholders of the Company pursuant to which such stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,047,399 shares of Focus Impact Class A Common Stock in connection with the July 2024 Special Meeting and to hold such shares through the July 2024 Special Meeting. In exchange for the foregoing commitments not to redeem such shares of Focus Impact Class A Common Stock, NewCo agreed to issue to such stockholders, for no additional consideration, an aggregate of 174,566 shares of NewCo Class A Common Stock (and up to an aggregate of 232,750 shares of NewCo Class A Common Stock if the Company utilizes the two monthly extensions described above), in connection with the consummation of the initial business combination.
Proposed Business Combination Agreement
On March 11, 2024, the Company entered into the Business Combination Agreement with NewCo, Merger Sub 1, Merger Sub 2, and XCF. Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected in two steps: (a) the Company will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity of the NewCo Merger as a wholly owned subsidiary of NewCo; and (b) immediately following the NewCo Merger, Merger Sub 2 will merge with and into XCF, with XCF being the surviving corporation of the Company Merger as a wholly owned subsidiary of NewCo. As a result of the Business Combination, NewCo will become a new publicly-traded company.
The Business Combination; Consideration
The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:
(i)
the Company will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity of the NewCo Merger as a direct wholly owned subsidiary of NewCo, and (x) each share of the Company’s Class A Common Stock, par value $0.0001 per share outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo Class A Common Stock, par value $0.0001 per share, (y) each share of the Company’s Class B common stock, par value $0.0001 per share, outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo Class A Common Stock, and (z) each warrant of the Company outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one warrant of NewCo, with NewCo assuming the Company’s rights and obligations under the existing warrant agreement; and

(ii)
immediately following the NewCo Merger, Merger Sub 2 will merge with and into XCF, with XCF being the surviving corporation of the Company Merger as a direct wholly owned subsidiary of NewCo, and each share of common stock of XCF outstanding immediately prior to the effectiveness of the Company Merger will be converted into the right to receive shares of NewCo Class A Common Stock determined in accordance with the Business Combination Agreement based on a pre-money equity value of XCF of $1,750,000,000, subject to adjustments for net debt and transaction expenses, and a price of $10.00 per share of NewCo Class A Common Stock.
Conditions to Closing
The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (a) approval of the Business Combination and related agreements and transactions by the Company’s stockholders and the XCF stockholders, (b) effectiveness of the Registration Statement to be filed by the Company and NewCo in connection with the Business Combination, (c) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (d) receipt of approval for listing on the NYSE or Nasdaq, as applicable, the shares of NewCo Class A Common Stock to be issued in connection with the Business Combination, and (e) the absence of any order, law or other legal restraint or prohibition preventing the consummation of the Business Combination in effect. Other conditions to XCF’s obligations to consummate the Business Combination include, among others, (i) the accuracy of the representations and warranties of the Company as of the Closing, (ii) the performance or compliance of each of the Company’s covenants in all material respects at or prior to the Closing and (iii) receipt of a certificate signed by an authorized officer of the Company certifying the satisfaction of the preceding clauses (i) and (ii). Other conditions to the Company’s obligations to consummate the Business Combination include, among others, (v) closing of the acquisition of New Rise Renewables and New Rise SAF Renewables, (w) entry into an amended and restated supply and offtake agreement with a key supplier or another party on terms and conditions reasonably satisfactory to the Company, (x) the accuracy of the representations and warranties of XCF as of the Closing, (y) the performance or compliance of each XCF covenant in all material respects at or prior to the Closing and (z) receipt of a certificate signed by an XCF authorized officer certifying the satisfaction of the preceding clauses (x) and (y).
Covenants
The Business Combination Agreement contains covenants, including, among others, providing for (i) XCF to conduct its business in the ordinary course in all material respects through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) XCF to prepare and deliver to the Company certain audited and unaudited consolidated financial statements of XCF, (iv) the Company and NewCo to prepare, with the assistance of XCF, and the Company and NewCo to file, the Registration Statement and take certain other actions to obtain the requisite approval of the Company’s stockholders of certain proposals regarding the Business Combination, and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.
Representations and Warranties
The Business Combination Agreement contains customary representations and warranties by the Company and XCF for transactions of this type regarding themselves and their respective businesses. The representations and warranties of the respective parties to the Business Combination Agreement will not survive the Closing of the Business Combination.
Termination
The Business Combination Agreement contains certain termination rights for both the Company and XCF including, among others, that the Business Combination Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of the Company and XCF, (ii) by written notice from either the Company or XCF to the other if certain approvals of the Company’s stockholders, to the extent required under the Business Combination Agreement, are not obtained as set forth therein, (iii) by written notice from the Company, if certain approvals of the XCF stockholders are not obtained within two (2) business days after the Registration Statement is declared effective, (iv) by written notice from the Company if the Key Agreement is not entered into by a specified date or a key supplier exercises certain rights under the Key Agreement in connection with the Business Combination and (v) by either the Company or XCF in certain other circumstances set forth in the Business Combination Agreement, including, among others, (a) if the Closing is permanently enjoined, restrained or prohibited by the terms of a final, non-appealable governmental order, (b) in the event of certain uncured breaches by the other party, (c) if the Company’s stockholders do not approve the Business Combination or (d) if the Closing has not occurred on or prior to September 11, 2024, provided that such date will be automatically extended to November 11, 2024 if the Registration Statement is not declared effective on or prior to September 11, 2024 pursuant to the Automatic BCA Extension. The parties and their legal counsel agreed to the Automatic BCA Extension in light of their review of precedent transactions and expectations regarding the timeline to the closing of similar business combinations. In the event the Registration Statement is not declared effective on or prior to September 11, 2024, the Automatic BCA Extension will go into effect pursuant to the Business Combination Agreement. The Business Combination Agreement does not provide for an opportunity for the Public Stockholders to redeem their shares of Common Stock in the event the Automatic BCA Extension goes into effect pursuant thereto.
On November 29, 2024, the Business Combination Agreement was amended to extend the Business Combination Termination Date to March 31, 2025.
Reimbursable Expenses
Pursuant to the Business Combination Agreement, XCF has agreed to pay for or reimburse, as the case may be, the Company for all expenses due and payable by the Company in connection with the Business Combination (such expenses, collectively, “Reimbursable Expenses”). Such Reimbursable Expenses include:
1)	any expenses payable to any governmental authority in connection with the Business Combination Agreement, including the Hart-Scott-Rodino Act filing fee and the S-4 filing fee;
2)	registrar, transfer agent and printer expenses;
3)	fees and expenses of third party advisors;
4)	fees and expenses of auditors and accountants;
5)	excise taxes of the Company; and
6)	any placement fee and any other fees, costs or expenses incurred in connection with NewCo’s listing on the Applicable Exchange.
In the event that any Reimbursable Expenses become due and payable prior to the Closing, XCF has agreed to pay such Reimbursable Expenses directly on behalf of the Company, within five (5) business days of its receipt of a written statement setting forth the amount of such Reimbursable Expenses from the Company. Additionally, XCF has agreed to pay any Reimbursable Expenses which are outstanding, or which will become due and payable, as of a termination of the Business Combination Agreement.
Amendment No. 1 to the Business Combination Agreement
On November 29, 2024, the Company, NewCo, Merger Sub 1, Merger Sub 2 and XCFentered into Amendment No. 1 to the Business Combination Agreement, which amended the Business Combination Agreement to extend the Business Combination Termination Date to March 31, 2025.
Certain Related Agreements
Sponsor Letter Agreement
On March 11, 2024, concurrently with the execution and delivery of the Business Combination Agreement, the Company entered into the Sponsor Letter Agreement, with the Sponsor and NewCo, pursuant to which the Sponsor has unconditionally and irrevocably agreed to, among other things: (a) vote at any meeting of the stockholders of the Company, and in any action by written resolution of the stockholders of the Company, all of the shares of the Company’s Class B common stock held by the sponsor to approve the Business Combination and all related transactions and proposals; (b) vote against any proposal, action or agreement that would result in a breach of any of the Company’s covenants, representations, warranties or other obligations or agreements under the Business Combination Agreement; and (c) waive any rights to adjustment or other anti-dilution or similar protections with respect to the rate at which the shares of the Company’s Class B common stock held by the sponsor will convert into other shares of capital stock of the Company or shares of NewCo Class A Common Stock in connection with the Business Combination and related transactions; in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.
Pursuant to the Sponsor Letter Agreement, the Sponsor also agreed to, among other things, certain lock-up restrictions with respect to the shares of NewCo Class A Common Stock until the earlier of (i) 12 months following the Closing and (y) the date on which NewCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s stockholders having the right to exchange their equity for cash, securities or other property, subject to certain exceptions; provided that such lock-up restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Class A Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing.
Support Agreements
On March 11, 2024, concurrently with the execution and delivery of the Business Combination Agreement, the Company, NewCo and XCF entered into the Support Agreements with (i) Randy Soule, majority stakeholder of New Rise, and his affiliated entity, (ii) GL Part SPV I, LLC, an existing XCF stockholder and New Rise equityholder, (iii) certain XCF stockholders and (iv) certain members of XCF management. Pursuant to the Support Agreements, certain XCF stockholders and New Rise equityholders agreed to, among other things, vote to adopt and approve the Business Combination Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Support Agreements, and vote against any alternative transaction, business combination or agreement that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect or prevent the Closing of the Business Combination or the Support Agreements or result in a breach of any covenant, representation, warranty or any other obligation or agreement thereunder.
Pursuant to the Support Agreements, certain XCF and New Rise stockholders also agreed to, among other things, (a) to the extent required or applicable, vote or provide consent for purposes of authorizing and approving the Business Combination or the Business Combination Agreement, (b) when any meeting of XCF stockholders is held, appear at such meeting or otherwise cause the XCF stockholder’s Covered Shares (as defined in the applicable Support Agreements) to be counted as present thereat for purposes of calculating a quorum, or respond to the request by XCF for written consent, as applicable, (c) vote or provide consent in any other circumstances upon which a consent or other approval is required under XCF’s organizational documents (as applicable) and (d) not transfer any Covered Shares through the Closing. Notwithstanding the foregoing, the Soule Support Agreement and the GL Support Agreement provide that unless and until XCF or the Company obtains not less than $50 million in additional financing following the execution and delivery of the Business Combination Agreement, such parties may transfer any direct or indirect equity interests in New Rise in an aggregate amount of up to the lesser of (x) 15% of such parties’ equity interests in New Rise and (y) $100 million, in the case of Randy Soule and his affiliated entity, or $50 million, in the case of GL Part SPV I, LLC.
Pursuant to the Support Agreements:
(i)
the members of XCF management party to the Management Support Agreements have also agreed that they will not transfer shares of NewCo Class A Common Stock held by such parties until the earlier of (x) twelve months after the Closing and (y) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property; provided that such transfer restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Class A Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing;

(ii)
each of the XCF stockholders party to the Company Support Agreements and the party to the GL Support Agreement have also agreed that with respect to 90% of shares of NewCo Class A Common Stock held by such parties, they will not transfer such Lock-up Shares until the earlier of (x) twelve months after the Closing and (y) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property; provided that such transfer restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Class A Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing;

provided, further, that such parties may transfer (A) on or after 90 days following the first quarterly earnings release published following the Closing, 10% of the Lock-up Shares, (B) on or after 180 days following the closing date of the Business Combination, 30% of the Lock-up Shares and (C) on or after 360 days following the closing date of the Business Combination, 60% of the Lock-up Shares, except that these lock-up terms will not apply to shares of NewCo Class A Common Stock received by GL in exchange for shares of XCF common stock received by GL (1) as a result of its conversion of convertible promissory notes issued to GL by XCF and (2) in connection with the closing of the New Rise Acquisitions; and
(iii)	the Soule Support Agreement does not contain any lock-up restrictions following the Closing.
Convertible Promissory Note
On February 26, 2024, the Company issued an unsecured promissory note in the total principal amount of up to $500,000 (the “FI Sponsor Promissory Note”) to the Sponsor. The FI Sponsor Promissory Note does not bear interest and matures upon closing of the Business Combination (or any other business combination of the Company). In the event that the Company does not consummate the Business Combination or any other business combination, the FI Sponsor Promissory Note will be repaid only from amounts remaining outside of the Trust Account. Up to the total principal amount of the FI Sponsor Promissory Note may be converted, in whole or in part, at the option of the lender into warrants of the Company at a price of $1.50 per warrant, which warrants will be identical to the Private Placement Warrants issued to the Former Sponsor at the time of the IPO. As of September 30, 2024, $110,000 was drawn on the FI Sponsor Promissory Note.
Securities Listing
On October 7, 2024, the Company received a notice (the “Delisting Notice”) from the staff of the Listing Qualifications Department of Nasdaq stating that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market and will suspend trading in those securities effective at the open of business on October 14, 2024. Nasdaq reached its decision pursuant to Nasdaq IM-5101-2 because the Company did not complete one or more business combinations within 36 months of the effectiveness of its Initial Public Offering registration statement.
Following the suspension of trading on Nasdaq, the Company’s Units, shares of Class A common stock and redeemable warrants trade on the OTC Pink Marketplace under the symbols “BHACU,” “BHAC” and “BHACW,” respectively. The Company remains subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended.
Uncertain Tax Position
We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Our operations included those activities necessary to consummate a business combination. As such, we deducted startup and operating costs for tax purposes. As there is uncertainty in regard to this approach, we recognized a reserve for uncertain tax positions on the balance sheet. At June 30, 2024, we reported $955,617 on the balance sheet for this uncertainty.
Results of Operations
Our entire activity from inception up to October 7, 2021 was in preparation for our initial public offering and, since the consummation of our initial public offering, the search for and consumption of a prospective target business. We will not generate any operating revenues until the closing and completion of our initial business combination, at the earliest.
For the nine months ended September 30, 2024, we had a net loss of $4,960,533, which primarily consisted of a loss of $96,577 from a change in fair value of Note Payable –Polar (“Note Payable –Polar”), an income tax expense of $114,461, $5,064,404 in operating costs (net of $217,232 of Reimbursable Expenses), and $920,000 of change in fair value of the 2024 Non-Redemption Agreements, partially offset by operating account interest income of $3,374, gain of $358,000 from a change in fair valuation of derivative warrant liabilities and Trust Account interest income of $873,535.

For the nine months ended September 30, 2023, we had a net income of $1,782,882, which consisted of Trust Account interest income of $1,874,489, a gain of $360,789 from a change in fair valuation of convertible promissory note, and a gain of $1,226,150 from a change in fair valuation of derivative warrant liabilities, offset by $788,932 in operating costs and an additional $889,614 in provision for income taxes.
For the year ended December 31, 2023, we had net income of $327,807, as restated, which primarily consisted of a gain of $1,048,940 from a change in fair value of derivative warrant liabilities, interest income of $2,296,926, and a recovery of offering costs attributable to warrants of $501,550, as restated, partially offset by $1,692,413 in operating costs, a non-redemption agreement of $1,230,000, a loss from the change in the fair value of the Note Payable – Polar of $87,204, and an income tax expense of $510,293.
For the year ended December 31, 2022, we had net income of $6,981,039, which consisted of a gain of $6,836,233 from a change in fair value of derivative warrant liability and interest income of $3,038,631, offset by $2,210,778 in operating costs and $683,047 in income tax expense.
Liquidity and Capital Resources
Sources of Liquidity
We have incurred and expect to continue to incur additional costs in pursuit of our initial business combination. We have determined that we will not be able to sustain operations for the next twelve months without additional financing. As of September 30, 2024, we had $594,619 in our operating bank account available for working capital needs and a working capital deficit of $6,982,150. As of December 31, 2023, we had $631,337 in our operating bank account available for working capital needs and a working capital deficit of $2,494,306. Upon the consummation of the IPO, our liquidity needs have been satisfied through a payment of $25,000 from the Former Sponsor to cover certain expenses on behalf of the Company in exchange for the issuance of the Sponsor Shares and a Note Payable to Former Sponsor in the amount of $563,009 that was fully repaid on October 7, 2021. We had net borrowings of $988,402 pursuant to the Convertible Promissory Note issued to the Former Sponsor and on July 31, 2023, we issued a non-interest bearing promissory note in the aggregate principal amount of up to $1,052,644 to the Former Sponsor (the “Extension Promissory Note”). At the closing of the Purchase Agreement with the Sponsor on November 2, 2023, the Convertible Promissory Note and Extension Promissory Note were terminated and of no further force and effect, resulting in loan forgiveness by the note holder.
In association with the Polar Subscription Agreement, the Company has borrowed $1,200,000.
Additionally, on February 26, 2024, the Company issued the FI Sponsor Promissory Note to the Sponsor and at September 30, 2024 had borrowed $110,000 under the FI Sponsor Promissory Note.
XCF has agreed to pay certain costs on behalf of the Company. Since entering into the Business Combination Agreement and as of September 30, 2024, XCF has paid $217,232 to or on behalf of the Company.
In connection with our assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution, should we be unable to complete a business combination, raises substantial doubt about our ability to continue as a going concern. We have until February 7, 2025 (as may be extended until April 7, 2025), to consummate a business combination. It is uncertain that we will be able to consummate an initial business combination by this time. If an initial business combination is not consummated by this date, and the Termination Date is not extended beyond April 7, 2025, there will be a mandatory liquidation and subsequent dissolution. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after February 7, 2025 (as may be extended until April 7, 2025).
To alleviate the Company’s assessment of the going concern, on March 11, 2024, the Company entered into a proposed Business Combination Agreement with XCF.
Contractual Obligations
Registration Rights
The holders of the Sponsor Shares, private placement warrants and warrants that may be issued upon conversion of working capital loans (and any Class A Common Stock issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of working capital loans) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the initial public offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination.
However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period, which occurs (i) in the case of the Sponsor Shares, as described in the following paragraph, and (ii) in the case of the private placement warrants and the respective shares of our Class A Common Stock underlying such warrants, 30 days after the completion of our initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.
Except as described in this proxy statement/prospectus, the holders of the Sponsor Shares (including the Anchor Investors) have agreed not to transfer, assign or sell any of their Sponsor Shares until the earlier to occur of (a) one year after the completion of our initial business combination, or (b) subsequent to our initial business combination, (x) if the last reported sale price of our Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange or other similar transaction that results in all of our Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of our sponsor with respect to any Sponsor Shares.
In addition, pursuant to the registration rights agreement, our sponsor, upon completion of an initial business combination, will be entitled to nominate up to three individuals for election to our board of directors, as long as the sponsor holds any securities covered by the registration rights agreement.
Underwriting Agreement
The underwriters were paid a cash underwriting discount of 2.0% of the gross proceeds of the initial public offering, or $4.6 million. In addition, the underwriters were entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the Initial Public Offering, or $8,050,000. As a result, $7,548,450 of the deferred underwriters’ fee was reversed through equity as it related to the Redeemable Class A common stock issued in the initial public offering and $501,550 of the deferred underwriters’ fee was reversed through the statement of operations as it related to the public warrants issued in the initial public offering.
Capital Market Advisors
In 2023, the Company engaged the services of multiple entities to act as capital market advisors, specifically to advise on market conditions, advise in connection with seeking an extension for completing a business combination, advise in connection with a possible business combination, and acting as a placement agent in connection with a private placement of equity, equity-linked, convertible and/or debt securities or other capital or debt raising transaction. No fees are due the advisors until consummation of the Business Combination and are payable at that time in a combination of cash and shares of common stock of the public company entity that survives the Business Combination. In accordance with ASC 718, at the effective date of November 2, 2023, the value of the shares issuable as of the execution date of the contracts was $312,600. Additionally, the Company will pay the Deferred CMA Fees of the sum of (A) the gross proceeds raised from investors identified by the advisor received by the Company or Target plus (B) proceeds released from the Trust Account in connection with the closing of the Business Combination with respect to any stockholder of the Company that (x) entered into a non-redemption or other similar agreement or (y) did not redeem shares of the Company’s Class A Common Stock.
In accordance with ASC 450, the Company has not recognized a liability for the value of the potential issuance of shares or the Deferred CMA Fees since the completion of a business combination is a performance condition that is not yet considered probable.

Critical Accounting Estimates
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:
Derivative Warrant Liabilities
The Company evaluated the private placement warrants and determined the private placement warrants were economically equivalent to the public warrants. The fair value of our private placement warrants requires significant estimates by management. Deviations from these estimates could result in a significate difference to our financial results.
Non-Redemption Agreement
We determined the fair value of the Non-Redemption Agreements as of the date of the agreement. Deviations from the fair value estimate determined by management could result in a significant difference to our financial results.
Note Payable - Polar
We report the Note Payable – Polar at fair value using a bond plus call plus model. Included in the model are significant estimates and judgment about inputs into the model. Deviations from these estimates could result in a significant difference to our financial results.
Share Subscription Agreement - Polar
The share subscription agreement is reported based on the residual value of the Subscription Agreement and was determined based on the residual amount of the proceeds received less the fair value of the Note Payable – Polar. Deviations from the estimated fair value of the Note Payable – Polar could result in a significant difference to our financial results.
2024 Non-Redemption Agreements
The 2024 Non-Redemption Agreements are reported at fair value using a likelihood-weighted scenario analysis model. The model uses significant judgment and estimates as inputs in the model. Deviations from the estimated fair value of the 2024 Non-Redemption Agreements could result in a significant difference to our financial results.
Recent Accounting Pronouncements
Our management does not believe that there are any recently issued, but not yet effective, accounting pronouncements, if currently adopted, that would have a material effect on our financial statements.
Off-Balance Sheet Arrangements
As of September 30, 2024 and December 31, 2023, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.
JOBS Act
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS OF NEW RISE
Unless the context otherwise requires, references to “New Rise”, “we,” “us,” “our,” and the “Company” in this section are to the business and operations of New Rise Renewables prior to the Business Combination. The following discussion and analysis should be read in conjunction with New Rise’s audited annual and unaudited interim financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause New Rise’s actual results to differ materially from management’s expectations. Factors which could cause such differences are discussed herein and set forth in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections included elsewhere in this proxy statement/prospectus. Certain capitalized terms below are defined elsewhere in this proxy statement/prospectus.
Company Overview
New Rise Renewables is focused on producing renewable fuels to lower the world’s carbon footprint by meeting the growing demand for renewable fuels and will concentrate on the production of clean-burning, sustainable biofuels, principally SAF.
Originally built as a renewable diesel facility, New Rise Reno has recently undergone a production line conversion and its current and planned principal operations are and will be to manufacture SAF. SAF is converted from feedstocks such as distiller’s corn oil, used cooking oil, esters, fatty acids or other non-food renewable feedstocks. Beginning in the fourth quarter of 2024, the New Rise Reno facility began SAF production. The Company’s activities since inception have consisted principally of (1) acquiring plant assets; (2) infrastructure development or construction costs such as equipment rental, construction materials, or subcontractors; and (3) other costs such as interest, insurance, or construction benefits. New Rise Reno’s activities are subject to significant risks and uncertainties, including but not limited to the potential failure to secure funding with which to fully operationalize its principal operations.
New Rise Reno is located at the Tahoe Reno Industrial Center in Reno, Nevada.
Company Formation
New Rise Renewables, a Delaware Limited Liability Company, was formed on September 23, 2016 for the purpose of owning 100% of New Rise Renewables Reno, LLC (“New Rise Reno”). The New Rise Renewables operating agreement specifies, among other things, the term of the limited liability company, which shall continue until the Company terminates under the terms of such operating agreement, the rights and powers of the members, capital contribution and cash distribution criteria, and profit and loss allocations. As a limited liability company, each member’s liability is generally limited to the amount in each member’s respective capital accounts. New Rise Reno has one member, RESC.
Recent Developments
Transactions with XCF Global Capital, Inc.
On December 8, 2023, RESC, our parent company, entered into the New Rise Renewables MIPA with XCF Global Capital, Inc. to transfer all of the issued and outstanding membership interests of New Rise Renewables Reno, LLC to XCF for an aggregate purchase price of $1.1 billion less acquired liabilities, comprised of incurred indebtedness, of $112.5 million. Consideration for the purchase will be paid by XCF at closing of the acquisition by delivery of the New Rise Convertible Note in principal amount of $100 million and issuance of 88,750,000 shares of XCF common stock. The New Rise Convertible Note will be non-interest bearing and have a maturity date of twelve months after the date the note is issued in connection with the closing of the acquisition. Once issued, the New Rise Convertible Note can be converted into shares of XCF common stock based on the outstanding principal, divided by the conversion price. The New Rise Renewables MIPA provides that the conversion price will be equal to the average price of the shares of common stock for the 10 days prior to and 10 days subsequent to the notice of conversion. However, in connection with the execution of a Company Support Agreement by RESC and Randy Soule subsequent to December 31, 2023, it was agreed that the conversion price would be set at $10 per share when the New Rise Convertible Note is issued.
The transaction contemplated by the New Rise Renewables MIPA is currently expected to close in Q1 2025, subject to the fulfillment of certain closing conditions in accordance with the MIPA. In October 2024, XCF filed a premerger notification with the FTC to comply with the HSR Act and Rules. On November 15, 2024, the thirty-day waiting period expired.

On January 31, 2025, XCF issued a promissory note with a principal amount of $0.5 million to Innovativ Media Group, Inc. as part of a financing arrangement. Proceeds from the note were provided to New Rise Renewables as a note payable to XCF and will be included as indebtedness of New Rise Renewables, which will result in a reduction of the number of XCF shares issuable upon the closing of the New Rise Renewables acquisition.
Results of Operations – for the Three and Nine Months Ended September 30, 2024 and 2023

	For the three months ended September 30, 2024	For the three months ended September 30, 2023	For the nine months ended September 30, 2024	For the nine months ended September 30, 2023
Revenue	$—	$—	$—	$—
Operating expenses
Direct costs	849,027	1,190,022	1,929,155	3,338,476
General and administrative expenses	1,765,175	281,695	5,456,647	846,804
Total operating expenses	(2,614,202)	(1,431,127)	(7,385,802)	(4,185,280)

Loss from operations	(2,614,202)	(1,431,127)	(7,385,802)	(4,185,280)

Other income
Interest income	7	7,711	17	52,774
Total other income	7	7,711	17	52,774
Net loss	$(2,614,195)	$(1,423,416)	$(7,385,785)	$(4,132,505)

During the three and nine months ended September 30, 2024 and 2023, we had a net loss of $2,614,195, $7,385,785, $1,423,416, and $4,132,505, respectively.
Individual components of our results of operations are discussed below:
Direct costs
We incurred $849,027 and $1,929,155 of direct costs for the three and nine months ended September 30, 2024, respectively, and $1,190,022 and $3,338,476 of direct costs for the three and nine months ended September 30, 2023, respectively. Direct costs relate to plant utilities, chemicals, catalyst and plant operations.
General and administrative expenses
We incurred $1,765,175 and $5,456,647 of general and administrative expenses for the three and nine months ended September 30, 2024, respectively, and $241,105 and $846,804 for the three and nine months ended September 30, 2023, respectively. General and administrative expenses primarily consist of payroll expenses for the period.
Interest income
We earned $7 and $17 of interest income for the three and nine months ended September 30, 2024, respectively, and $7,711 and $52,774 for the three and nine months ended September 30, 2023, respectively. Interest income primarily consists of interest earned on our bank accounts and employee retention credits interest.
Results of Operations – for the Years Ended December 31, 2023 and 2022

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Operating expenses
Direct costs	$3,917,619	$—
General and administrative expenses	1,130,100	—
Total operating expenses	(5,047,719)	—

Income (loss) from operations	(5,047,719)	—

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Other income
Interest income	55,298	78,984
Total other income	55,298	78,984
Net income (loss)	$(4,992,421)	$78,984

During the years ended December 31, 2023 and 2022, we had a net loss of $4,992,421 and net income of $78,984, respectively.
Individual components of our results of operations are discussed below:
Direct costs
We incurred $3,917,619 and $0 of direct costs for the years ended December 31, 2023 and 2022, respectively.
For the year ended December 31, 2023, direct costs related to plant utilities, chemicals, catalyst and plant operations.
General and administrative expenses
We incurred $1,130,100 and $0 of general and administrative expenses for the years ended December 31, 2023 and 2022, respectively.
For the year ended December 31, 2023, general and administrative expenses primarily consist of payroll expenses for the period.
Interest income
We earned $55,298 and $78,984 of interest income for the years ended December 31, 2023 and 2022, respectively. Interest income primarily consists of interest earned on our bank accounts and employee retention credits interest.
Liquidity and Capital Resources
We continually monitor and manage cash flow to assess the liquidity necessary to fund operations and capital projects. We manage our capital resources and adjust them to account for changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust our capital resources, we may, where necessary, control the amount of working capital, pursue financing or manage the timing of our capital expenditures. As of September 30, 2024, we had a working capital shortage of $56,536,927 (current assets of $5,117,421 less current liabilities of $61,654,348).
The Company’s ultimate success is dependent on its ability to obtain additional financing and generate sufficient cash flow to meet its obligations on a timely basis. The Company’s business will require significant capital to sustain operations and significant investments to execute its long-term business plan. Absent generation of sufficient revenue from the execution of the Company’s long-term business plan, the Company will need to obtain debt or equity financing, especially if the Company experiences downturns in its business that are more severe or longer than anticipated, or if the Company experiences significant increases in expense levels resulting from being a publicly-traded company or operations. Such additional debt or equity financing may not be available to the Company on favorable terms, if at all. If we do raise additional capital through public or private equity or convertible debt offerings, the ownership interest of our existing shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our common stock. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or paying dividends.
Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors”.
We do not believe cash on hand will be adequate to satisfy obligations in the ordinary course of business over the next twelve months. Management has assessed the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise sufficient funds to pay ongoing operating expenditures and meet its obligations over the next twelve months. Based on this assessment, there are material uncertainties about the business that may cast doubt about the Company’s ability to continue as a going concern. The Company historically was able to obtain third-party loans and indebtedness to fund its operations but is actively seeking new sources of financing as part of the transaction with XCF, that will enable the Company to meet its obligations for the twelve-month period from the date the consolidated financial statements were available to be issued. The consolidated financial statements do not give effect to any adjustments that are required to realize assets and discharge liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements. Such adjustments could be material.
As of September 30, 2024, we had $5,055,502 in cash and cash equivalents. We are actively managing current cash flows until such time that we are profitable.
The table below presents our cash flows during the nine months ended September 30, 2024 and 2023:

	For the Nine Months Ended September 30, 2024	For the Nine Months Ended September 30, 2023
Net cash provided by (used in):
Operating activities	$(15,785,510)	$414,793
Investing activities	(13,254,088)	(29,511,057)
Financing activities	33,711,000	1,700,000
Net increase/ (decrease) in cash	$4,878,402	$(27,396,264)

Individual components of our cash flows are discussed below:
Net cash provided by (used in) operating activities
Net cash provided by (used in) operating activities during the nine months ended September 30, 2024 and 2023 was $(15,578,510) and 414,793, respectively.
For the nine months ended September 30, 2024, net cash used in operating activities was due to a net loss of $7,385,785 and a decrease in related party payable of $4,670,030, decrease in accounts payable of $3,579,515 and offset by an increase in accrued expenses of $16,856.
For the nine months ended September 30, 2023, net cash provided by operating activities was primarily due to a decrease in prepaid expenses of $2,536,814 and an increase in accounts payable of $1,619,918, partially offset by a net loss of $4,132,505 and a decrease in related party payable of $419,665.
Net cash used in investing activities
Net cash used in investing activities during the nine months ended September 30, 2024 and 2023 was $13,254,088 and $29,511,057, respectively. Net cash used in investing activities was related to net cash paid for construction in progress.
Net cash provided by financing activities
Net cash provided by financing activities during the nine months ended September 30, 2024 and 2023 was $33,711,000 and $0, respectively.
For the nine months ended September 30, 2024, net cash provided by financing activities consisted of member contributions of $32,790,000, proceeds from loans from related party of $1,421,000, and proceeds from borrowing of $500,000, offset by repayments of borrowing of $1,000,000.
For the nine months ended September 30, 2023, net cash provided by financing activities consisted of proceeds from borrowing of $1,700,000.
The table below presents our cash flows during the years ended December 31, 2023 and 2022:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Net cash provided by (used in):

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Operating activities	$288,079	$(2,575,448)
Investing activities	(45,959,972)	(80,079,262)
Financing activities	14,031,586	111,944,340
Net increase in cash	$(31,640,307)	$29,289,630

Individual components of our cash flows are discussed below:
Net cash provided by (used in) operating activities
Net cash provided by (used in) operating activities during the years ended December 31, 2023 and 2022 was $288,079 and ($2,575,448), respectively.
For the year ended December 31, 2023, net cash provided by operating activities was primarily due to an increase in accounts payable of $2,769,756 and a decrease in prepaid expenses of $2,536,813, partially offset by a net loss of $4,992,421.
For the year ended December 31, 2022, net cash used in operating activities was primarily due to an increase in prepaid expenses of $2,116,042 and a decrease in accounts payable of $513,368.
Net cash used in investing activities
Net cash used in investing activities during the years ended December 31, 2023 and 2022 was $45,959,972 and $80,079,262, respectively.
For the year ended December 31, 2023, the net cash used in investing activities was related to net cash paid for construction in progress.
For the year ended December 31, 2022, the net cash used in investing activities was primarily due to net cash paid for construction in progress of $80,417,585, offset by a change in certificate of deposit of $338,323.
Net cash provided by financing activities
Net cash provided by financing activities during the years ended December 31, 2023 and 2022 was $14,031,586 and $111,944,340, respectively.
For the year ended December 31, 2023, net cash provided by financing activities was related to $2,350,000 of proceeds from borrowing, advances received from related party payable of $11,581,586 and $100,000 of member contributions.
For the year ended December 31, 2022, net cash provided by financing activities was due to proceeds from the issuance of notes payable of $136,533,315 and advances received from related party payable of $2,182,797, offset by payments made on notes payable of $15,115,408, payments of debt closing costs of $3,873,864, and member distributions of $7,782,500.
Contractual Obligations
As of September 30, 2024, the Company has four notes payable to a financial institution (formerly Jefferson Financial Federal Credit Union and now Greater Nevada Credit Union) that are secured by substantially all of New Rise Reno’s assets. The notes bear interest equal to the Wall Street Journal Prime Rate plus 2.00% and 7.00%, calculated quarterly (10.5% and 15.5.%, respectively, as of September 30, 2024 and 10.5% and 15.5%, respectively, as of December 31, 2023), payable monthly. The Company has received extensions for the interest-only period and does not expect to make principal payments until the 4th quarter of 2024. The maturity date for each of the four notes is December 6, 2037.
On March 29, 2022, the Company engaged in a sale and leaseback transaction involving the current land on which New Rise Reno is located. Under the terms of the agreement, the Company sold the land for gross purchase consideration of $136,533,315, and in connection with the sale of the land, entered into a leaseback transaction with the buyer with a term of 99 years following the date of commencement of the lease. The agreement provides for a mandatory repurchase clause. As a result, the transaction does not meet the criteria for a sale and leaseback transaction and is instead treated as a financing arrangement by the Company.

As of September 30, 2024, the Company’s financial liability is due to a financial institution and is secured by substantially all of New Rise Reno’s assets. The note bears interest equal to 7.28% in 2024 and 7.28% in 2023 (Base Interest) and is payable quarterly. Additionally, the note includes supplemental interest payments beginning March 31, 2023 equal to 2.48% of the Base Interest, with increases to 5.02%, 7.63%, and 10.30% of the Base Interest in the succeeding three years, respectively. Beginning in the sixth year the supplemental interest will be adjusted on an annual basis in accordance with the Consumer Price Index (CPI). The gross financial liability balance was $136,533,315 at September 30, 2024 and $136,533,315 at December 31, 2023, which is presented net of the unamortized discount on the note of $3,776,039 at September 30, 2024 and $3,805,387 at December 31, 2023. As of September 30, 2024 and December 31, 2023, unpaid accrued interest on this note was $6,390,619 and $1,223,116, respectively.
Quantitative and Qualitative Disclosures about Market Risk
The governance of the Company has overall responsibility for the establishment and oversight of our risk management policies on an annual basis. Management identifies and evaluates our financial risks and is charged with the responsibility of establishing controls and procedures to ensure financial risks are mitigated in accordance with the approved policies.
Our financial instruments consist of cash and cash equivalents, restricted cash, accounts payable, accrued expenses, related party payable, loan payable, notes and interest payable, and financial liability. The fair value of our financial instruments approximates their carrying value.
Our risk exposures are summarized below:
Credit Risk
Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets including cash. Our financial asset with maximum exposure to credit risk is subscription receivable. We hold cash with a major financial institution therefore minimizing our credit risk related to cash.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet financial obligations as they fall due. We manage liquidity by maintaining adequate cash balances and by raising equity financings. We have no assurance that such financings will be available on favorable terms in the future. In general, we attempt to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of shares.
As of September 30, 2024, we had cash of $5,055,002 to settle current liabilities of 61,654,348 which fall due for payment within twelve months of the balance sheet date.
Refer to “- Liquidity and Capital Resources” above for further discussion of liquidity risk and the measures we are taking to mitigate this risk.
Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect our income or value of holdings or financial instruments. As of September 30, 2024, we had cash of $5,055,002 denominated in US dollars, which we believe does not have significant market risk exposure. Our Southeast notes payable bear interest equal to the Wall Street Journal Prime Rate plus 2.00% and 7.00%, calculated quarterly, therefore we are exposed to market risk for changing interest rates.
Inflation Risk
We do not believe that inflation had a significant impact on our results of operations for the period presented in our financial statements. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs, and our inability or failure to do so could harm our business, financial condition and results of operations.
Internal Control Over Financial Reporting
The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
In connection with the audit of our financial statements as of and for the years ended December 31, 2023 and 2022, we identified deficiencies in the design and operation of our internal control over financial reporting that constitute material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected in a timely manner.
We did not design or maintain an effective control environment commensurate with financial reporting requirements in connection with the audit of our 2023 and 2022 financial statements. Specifically, we (i) do not have a functioning audit committee, (ii) have a lack of segregation of duties within our accounting function and (iii) exhibited an inability to identify related parties. These control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial results that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.
We are working to remediate the material weaknesses and taking steps to strengthen our internal control over financial reporting through the hiring of additional appropriately skilled finance and accounting personnel with the requisite technical knowledge and skills, supported by experienced third-party internal control advisors who will assist with the design and implementation of such internal control systems, procedures and processes. These remediations may be costly and time consuming. We intend to address our lack of an audit committee and segregation of duties within our accounting function in connection with the completion of the New Rise Transaction, and will implement processes to assist in identifying related parties. We will not be able to fully remediate these control deficiencies until these steps have been completed and have been operating effectively for a sufficient period of time.
Capital Management
Capital is comprised of our stockholders’ equity and any debt that we may issue. Our objectives when managing capital are to maintain financial strength and to protect our ability to meet ongoing liabilities, to continue as a going concern, to maintain creditworthiness and to maximize returns for our shareholders over the long term. Protecting the ability to pay current and future liabilities includes maintaining capital above minimum regulatory levels, current financial strength rating requirements and internally determined capital guidelines and calculated risk management levels. We manage capital structure to maximize financial flexibility by making adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. We do not presently utilize any quantitative measures to monitor its capital, but rather we rely on our management’s expertise to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given our size, is reasonable. We are not subject to externally imposed capital requirements.
Critical Accounting Policies and Estimates
Our financial statements are prepared in accordance with generally accepted accounting principles in the U.S. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.
While our significant accounting policies are described in more detail in the notes to our financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.
Estimated Useful Lives of Real Property Assets
We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We record depreciation expense with respect to these assets based upon the estimated useful lives we determine when the assets are placed into service. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.
Construction in progress (“CIP”)
CIP consists of costs to construct New Rise Reno’s manufacturing facility. Costs are accumulated in the account until the asset is completed and placed into service. Once the assets are completed the CIP balance is transferred to property and equipment. No provision for depreciation is made on CIP until such time that the relevant assets are available and ready to use. As of September 30, 2024, and December 31, 2023, the projects were in the process of being completed.
Failed Sale and Leaseback
The financial liability consists of a failed sale and leaseback transaction involving a 99-year lease of property. On March 29, 2022, the Company engaged in a sale and leaseback transaction involving the current land on which New Rise Reno is located. Under the terms of the agreement, the Company sold the land for gross purchase consideration of $136,533,315, and in connection with the sale of the land, entered into a leaseback transaction with the buyer with a term of 99 years following the date of commencement of the lease. The agreement provides for a mandatory repurchase clause. As a result, the transaction does not meet the criteria for a sale and leaseback transaction and is instead treated as a financing arrangement by the Company. The financial liability, net of closing costs, is presented as a long-term liability on the consolidated balance sheets.
Off-balance Sheet Arrangements
We have not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Focus Impact
Unless the context otherwise requires, all references to “we,” “us,” the “Company” or “our” in this section refer to Focus Impact.
In March 2021, our Former Sponsor paid an aggregate of $25,000, or approximately $0.004 per share, to cover certain of our offering costs in consideration of 5,750,000 shares of our Class B common stock. The number of Sponsor Shares issued was determined based on the expectation that such Sponsor Shares would represent 20% of the outstanding shares upon completion of the initial public offering (which was the case until the first early redemptions in December 2022). The Sponsor Shares (including the shares of Focus Impact Class A Common Stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. Our Anchor Investors purchased an aggregate of approximately 22,980,000 units in the IPO at the public offering price of $10.00 per unit. No Anchor Investor purchased more than 9.9% of the units offered. In consideration of these purchases, our Former Sponsor entered into investment agreements with each of our Anchor Investors on October 4, 2021 pursuant to which such Anchor Investors purchased in the aggregate 1,450,758 Sponsor Shares from our Former Sponsor at approximately $0.004 per share (at cost).
The Former Sponsor purchased an aggregate of 6,400,000 Private Placement Warrants for a purchase price of $1.50 per whole warrant in a private placement that occurred simultaneously with the closing of the IPO. As such, our Former Sponsor’s interest in this transaction is valued at $9,600,000. Each whole Private Placement Warrant entitles the holder to purchase one share of Focus Impact Class A Common Stock at a price of $11.50 per share. The Private Placement Warrants (including the shares of Focus Impact Class A Common Stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.
On October 6, 2023, in connection with the second special meeting and the adoption of the founder share amendment, the Former Sponsor converted 3,000,000 of its shares of Focus Impact Class B Common Stock into shares of Focus Impact Class A Common Stock. Such converted shares of Focus Impact Class A Common Stock are not entitled to receive funds from the Trust Account through redemptions or otherwise and remain subject to the existing transfer restrictions.
In connection with the consummation of the Purchase Agreement, the Former Sponsor and the Anchor Investors transferred an aggregate of 3,746,303 Sponsor Shares and the Former Sponsor transferred 4,160,000 Private Placement Warrants to the Sponsor for an aggregate purchase price of $16,288.27. To permit the consummation of the Purchase Agreement, the Focus Impact Board waived the transfer restrictions on (i) the shares of common stock and the private placement warrants contained in the Letter Agreement, dated October 4, 2021, by and between Focus Impact and the Former Sponsor and the Warrant Agreement dated October 4, 2021, by and between Focus Impact and Continental Stock Transfer & Trust Company and (ii) the shares of common stock contained in the Investment Agreements, dated October 4, 2021 by and among Focus Impact, the Former Sponsor and each of its Anchor Investors. The Sponsor has agreed that it will be bound by the same transfer restrictions as the Former Sponsor with respect to the shares of Focus Impact Common Stock and the Private Placement Warrants contained in the Letter Agreement.
On November 2, 2023, the Sponsor sold 25,000 shares of Focus Impact Class B Common Stock for an aggregate purchase price of $109 to each of Dia Simms and Troy Carter.
If any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.
Prior to the consummation of the Purchase Agreement, we maintained our executive offices at Crixus BH3, C/O BH3 Management LLC, 819 NE 2nd Avenue, Suite 500, Fort Lauderdale, FL 33304. Following the consummation of the Purchase Agreement, we maintain our executive offices at 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. Commencing on the date that our securities were first listed on Nasdaq and through March 31, 2023, we paid $15,000 per month to our Former Sponsor for office space and administrative services. Effective as of March 31, 2023, such agreement was terminated.
We will not pay compensation of any kind, including finder’s and consulting fees, to our Former Sponsor, Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, we will reimburse these individuals for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers, directors or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.
In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may loan us funds as may be required.
On November 1, 2022, our Former Sponsor executed an unsecured promissory note and has agreed to loan us up to $1.5 million as may be required for working capital purposes (the “Working Capital Promissory Note”), the terms of which consist of no interest accrual and a maturity date commensurate with the date the initial business combination is consummated. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination is not consummated, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period.
On July 31, 2023, our Former Sponsor executed the Extension Promissory Note, the terms of which consist of no interest accrual and a maturity date commensurate with the date the initial business combination is consummated. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination is not consummated, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment.
In connection with the consummation of the Purchase Agreement, the Working Capital Promissory Note (in the aggregate principal amount of $910,000) and the Extension Promissory Note (in the aggregate principal amount of $350,881.44) were terminated.
On February 26, 2024, our Sponsor executed an unsecured promissory note and agreed to loan us up to $500,000 as may be required, the terms of which consist of no interest accrual and a maturity date commensurate with the date the initial business combination is consummated. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination is not consummated, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to the total principal amount of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period.
After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.
We entered into a registration rights agreement pursuant to which our Former Sponsor is entitled to certain registration rights with respect to the private placement warrants, the warrants issuable upon conversion of working capital loans (if any) and the shares of Focus Impact Class A Common Stock issuable upon exercise of the foregoing and upon conversion of the shares of Class B common stock. In connection the consummation of the Purchase Agreement, the sponsor entered into a joinder agreement to the registration rights agreement whereby it will be entitled to certain registration rights with respect to the private placement warrants, the warrants issuable upon conversion of working capital loans (if any) and the shares of Focus Impact Class A Common Stock issuable upon exercise of the foregoing and upon conversion of the shares of Class B common stock purchased in accordance with the Purchase Agreement.
In connection with our first special meeting, as of November 25, 2022, we entered into an agreement with each of our then remaining Anchor Investors (representing an aggregate of 15,238,886 shares of then outstanding Focus

Impact Class A Common Stock (approximately 66% of the Focus Impact Class A Common Stock outstanding on the date thereof)), pursuant to which, each of our then remaining Anchor Investors agreed to (i) vote (or cause to be voted) its beneficially owned shares of Focus Impact Class A Common Stock in favor of the charter amendment and the trust amendment (to the extent that the charter amendment proposal and the trust amendment proposal were submitted to a vote of stockholders at the special meeting) and (ii) not elect to have us redeem (and therefore not transfer to us) more than 60% of their shares of Focus Impact Class A Common Stock owned by them at such time; provided that, if the number of shares of Focus Impact Class A Common Stock elected to be redeemed by such Anchor Investor would cause such Anchor Investor (together with any of its affiliates) to beneficially own more than 9.99% of the shares of Focus Impact Class A Common Stock outstanding after giving effect to all redemptions of shares of Focus Impact Class A Common Stock in connection with the approval of the charter amendment proposal, we agreed to redeem such additional number of shares such that such Anchor Investor would beneficially own 9.99% or less of the shares of Focus Impact Common Stock outstanding after giving effect to all redemptions of shares of Focus Impact Class A Common Stock in connection with the approval of the charter amendment proposal. No party has any further obligations outstanding under such agreement.
In connection with the second special meeting, the Company, the Sponsor and the Former Sponsor, entered into non-redemption agreements with certain stockholders of the company, pursuant to which such stockholders agreed not to redeem (or validly rescind any redemption requests on) an aggregate of 1,946,794 shares of Focus Impact Class A Common Stock in connection with the vote at the second special meeting. In exchange for the foregoing commitments not to redeem such non-redeemed stock, the Sponsor agreed to transfer an aggregate of 389,359 shares of Focus Impact Common Stock to such stockholders immediately following the consummation of the Company’s initial business combination.
On November 3, 2023, the company entered into the Polar Subscription Agreement Pursuant to the Subscription Agreement, the Capital Contribution shall be repaid to Polar by the company within five (5) business days of the company closing an initial business combination. Polar may elect to receive such repayment (i) in cash or (ii) in shares of common stock of the Surviving Entity at a rate of one share of common stock for each ten dollars ($10.00) of the Capital Contribution that is funded. Additionally, in consideration of the Capital Contribution, at the closing of an initial business combination, the Surviving Entity will issue to Polar one share of common stock for each dollar of Capital Contribution that is funded prior to the closing. Polar therefore has an interest in the Business Combination and it may lose all of the money it has contributed to Focus Impact if the Business Combination is not consummated. The company also agreed that the Surviving Entity shall register for resale any shares of common stock issued to Polar pursuant to the Subscription Agreement. Upon certain events of default under the Subscription Agreement, the Surviving Entity shall issue to Polar an additional 0.1 shares of common stock for each dollar of the Capital Contribution funded as of the date of such default, and for each month thereafter until such default is cured, subject to certain limitations provided for therein. In the event the company liquidates without consummating an initial business combination, any amounts remaining in the company’s cash accounts (excluding the company’s Trust Account) will be paid to Polar by the company within five (5) calendar days of the liquidation, up to the amount of the Capital Contribution that is funded.
Related Party Policy
The audit committee of our board of directors has adopted a charter, providing for the review, approval and/or ratification of “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC, by the audit committee. At its meetings, the audit committee reviews the details of any new, existing or proposed related party transaction, including the terms of the transaction, any contractual restrictions that the Company has already committed to, the business purpose of the transaction and the benefits of the transaction to the Company and to the relevant related party. Any member of the committee who has an interest in the related party transaction under review by the committee shall abstain from voting on the approval of the related party transaction, but may, if so requested by the chairman of the committee, participate in some or all of the committee’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the committee may determine to permit or to prohibit the related party transaction.
XCF
Unless the context otherwise requires, references to “we,” “us,” “our” and the “Company” in this subsection are XCF Global Capital, Inc.

Randy Soule; RESC Renewables Holdings LLC
New Rise Acquisitions
On December 8, 2023, XCF entered into the New Rise Renewables MIPA with RESC Renewables Holdings LLC (“RESC”) to acquire all of the issued and outstanding membership interests of New Rise Renewables for an aggregate purchase price of $1.1 billion less acquired liabilities of $112.5 million. Consideration for the purchase will be paid at closing of the New Rise Acquisitions by delivery of a convertible promissory note in the principal amount of $100.0 million and issuance of 88,750,000 shares of XCF common stock. The promissory note will be non-interest bearing and have a maturity date of 12 months after the date of issuance. The promissory note was intended to be convertible into shares of XCF common stock at a conversion price equal to the average price of the Company’s common stock during the period commencing ten days before and ten days after the submission of a notice to convert at any time following its issuance. However, in connection with the execution of a Company Support Agreement by RESC and Randy Soule subsequent to December 31, 2023, it was agreed that the conversion price would be set at $10 per share when the New Rise Convertible Note is issued.
On January 31, 2025, XCF issued a promissory note with a principal amount of $0.5 million to Innovativ Media Group, Inc. as part of a financing arrangement. Proceeds from the note were provided to New Rise Renewables as a note payable to XCF and will be included as indebtedness of New Rise Renewables, which will result in a reduction of the number of XCF shares issuable upon the closing of the New Rise Renewables acquisition.
On December 8, 2023, XCF entered into the New Rise SAF Renewables MIPA with Randy Soule and GL Part SPV I, LLC to acquire all the issued and outstanding membership interests of New Rise SAF Renewables for an aggregate purchase price of $200.0 million. Consideration for the purchase will be paid at closing of the New Rise Acquisitions by our issuance of 20 million shares of XCF common stock.
In October 2024, we filed a premerger notification with the FTC to comply with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. On November 15, 2024, the thirty-day waiting period expired. Our acquisition of New Rise SAF was completed on January 23, 2025. At closing, the aggregate purchase price of $200 million was reduced by $12.7 million, which represented XCF’s five times liquidation preference for its preferred membership units. As a result, Randy Soule was issued 15,036,170 shares of XCF common stock in exchange for his membership units, and GL was issued 3,693,830 shares of XCF common stock in exchange for its membership units and after consideration of its five times liquidation preference. Total consideration at closing was approximately $187.3 million or 18,730,000 shares of XCF common stock. We expect the New Rise Renewables transaction to close in Q1 2025, subject to the fulfilment of certain closing conditions in accordance with the New Rise Renewables MIPA.
During Q4 2024, XCF issued three convertible notes to GL Part SPV I, LLC in the amounts of $1.0 million, $1.09 million, and $0.3 million. Proceeds from the convertible notes were utilized to purchase preferred membership units of New Rise SAF Renewables LLC in the amounts of 100,000 preferred membership units, 109,000 preferred membership units, and 25,000 preferred membership units, respectively. On January 14, 2025, XCF issued one convertible note to GL Part SPV I, LLC for $0.2 million. Proceeds from the convertible note were utilized to purchase preferred membership units of New Rise SAF Renewables LLC in the amount of 20,000 preferred membership units. The preferred membership units have preferential treatment upon a liquidation event before any amounts are paid to the common membership units, and receive five times the amount contributed as capital. As a result, the total contributed capital of $2.54 million will reduce the purchase price of New Rise SAF Renewables by $12.7 million upon closing.
After giving effect to the closing of the New Rise Acquisitions but prior to the execution of the Soule Support Agreement, Randy Soule (directly or indirectly through his ownership interests in RESC and New Rise SAF Renewables) will own 99,301,171 shares of XCF common stock, representing approximately 53.9% of the then issued and outstanding shares of XCF common stock, assuming no conversion of the $100.0 million convertible promissory note, or approximately 109,301,171 shares of XCF common stock, representing 56.3% of the then issued and outstanding shares of XCF common stock, assuming full conversion of the $100.0 million New Rise Convertible Note at a conversion price equal to $10.00 per share.
Encore
Randy Soule is 100% owner of Encore which provides Engineering, Procurement and Construction services (“EPC”) to New Rise Renewables, LLC (“New Rise Reno”) and managed the conversion of New Rise Reno to SAF production. In the past, Encore provided feedstock degumming and wastewater treatment and hydrotreater off gas conservation system construction services to New Rise Reno. Prior to the closing of the transaction contemplated by the New Rise Renewables MIPA, XCF intends to enter agreements with Encore for EPC services in connection with the conversion of the New Rise Reno 2 construction and the Fort Myers and Wilson reconstruction projects.
GL Part SPV I, LLC
Convertible Promissory Notes
During 2023, GL Part SPV I, LLC (“GL”), an XCF stockholder, agreed to loan $202,383 to XCF for operating capital. From January 1, 2024 to February 14, 2024, GL loaned an additional $1,008,000 to XCF. The loans made pursuant to the applicable loan agreements were interest bearing at 10% per annum, unsecured, and convertible into shares of XCF common stock at a conversion price equal to $1.00 per share. On February 14, 2024, XCF and GL entered into a note purchase agreement pursuant to which $1,210,383 of the aggregate principal amount under the prior loans were consolidated into one convertible promissory note issued by XCF in an equivalent principal amount, interest rate and conversion terms. GL subsequently exercised its right to convert the $1,210,383 of principal and $9,487 in accrued interest into 1,219,870 shares of XCF common stock. On February 26, 2024, XCF and GL entered into a note purchase agreement pursuant to which GL agreed to purchase, and XCF agreed to sell and issue to GL, a convertible promissory note in the principal amount of $600,000. The convertible note provided for an interest rate of 10% per annum, unsecured, with the principal amount plus any accrued interest convertible into shares of XCF common stock at a conversion price equal to $1.00 per share. GL subsequently exercised its right to convert the $600,000 of principal and $164 in accrued interest into 600,164 shares of XCF common stock. GL initially became an XCF stockholder through its purchase of 20,450,00 shares of XCF common stock for an aggregate purchase price of $20,450 pursuant to a stock purchase agreement dated September 14, 2023.
Pursuant to the transactions described above, GL owned an aggregate of 22,270,034 shares of XCF common stock.
During Q4 2024, XCF and GL entered into four convertible promissory notes for principal amounts of $2 million, $1.0 million, 1.09 million and $0.3 million. The convertible promissory notes bore interest at 10% per annum on the outstanding principal, were unsecured, and were convertible into shares of XCF common stock at a conversion price of $0.40 per share. During Q4 2024, the convertible promissory notes were converted into 5,000,000 shares, 2,500,000 shares, 2,725,000 shares and 625,000 shares of XCF common stock, respectively, for the above principal amounts.
On January 14, 2025, XCF and GL entered into two convertible promissory notes for principal amounts of $0.2 million and $0.14 million. The convertible promissory notes bore interest at 10% per annum on the outstanding principal, were unsecured, and were convertible into shares of XCF common stock at a conversion price of $0.40 per share. On January 14, 2025, the convertible promissory notes were converted into 500,000 shares and 345,833 shares, respectively, for the above principal amounts.
After conversion of the promissory notes described above, GL owns an aggregate of 33,965,867 shares of XCF common stock.
Transactions that are expected to result in GL owning additional shares of XCF common stock are described below.
Certain Litigation Involving GL’s Sole Member and a GL Related Party
Majique Ladnier is the sole member of GL Part SPV I, LLC and will have sole voting and investment authority over the shares received in the Business Combination. Ms. Ladnier is a defendant in a pending case in the United States District Court for the Southern District of New York (FTE Networks, Inc. v. Suneet Singal; TTP8, LLC; First Capital Master Advisor, LLC; Majique Ladnier; Danish Mir; Khawaja Zargham Bin Aamer; Thomas Coleman; Innovativ Media Group, Inc.; Joseph F. Cunningham; Peter K. Ghishan; Stephen M. Goodwin; and Bruce M. Fahey). No trial date has been set, and the defendants are awaiting the court’s ruling on their motion to dismiss this action. FTE Networks, Inc. (“FTE”) alleges that the defendants engaged in conduct detrimental to FTE and its shareholders, including fraud, racketeering conspiracy (RICO) and fraudulent inducement in the issuance of FTE shares to certain of the defendants. We have been informed by Ms. Ladnier that he believes the allegations against her are unfounded and is vigorously defending herself in this matter.

Ms. Ladnier’s spouse, Suneet Singal, serves as a consultant to both GL and to New Rise (on behalf of GL). Mr. Singal was a defendant in a case captioned Securities and Exchange Commission v. Suneet Singal, First Capital Real Estate Investments, LLC, First Capital Real Estate Advisors LP, and First Capital Real Estate Trust Inc. The SEC's complaint in this case , filed on December 13, 2019, alleged that Singal and his entities engaged in two separate frauds relating to two public companies, First Capital Real Estate Trust Inc. and a First Capital Investment Corporation. In final judgments entered on July 23, 2021, without admitting or denying the allegations in the complaint, Mr. Singal and the other defendants consented to be enjoined from violating the anti-fraud provisions of Section 17(a) of the Securities Act of 1933 and Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934. In addition, the judgments further enjoin Singal from violating the anti-fraud provisions of Sections 206(1) and 206(2) of the Investment Advisers Act of 1940, as well as Sections 36(a), 57(a) and Rule 17d-1 of the Investment Company Act of 1940. Mr. Singal and the other defendants agreed to pay a total of $3.2 million in disgorgement and $676,400 in prejudgment interest, and Mr. Singal individually also agreed to pay a civil monetary penalty of $3.2 million. Mr. Singal also consented to a bar for a period of 10 years from acting as an officer or director of a public company.
Mr. Singal is also a defendant in a pending case in the United States District Court for the Southern District of New York (FTE Networks, Inc. v. Suneet Singal; TTP8, LLC; First Capital Master Advisor, LLC; Majique Ladnier; Danish Mir; Khawaja Zargham Bin Aamer; Thomas Coleman; Innovativ Media Group, Inc.; Joseph F. Cunningham; Peter K. Ghishan; Stephen M. Goodwin; and Bruce M. Fahey). No trial date has been set, and the defendants are awaiting the court’s ruling on their motion to dismiss this action. FTE alleges that the defendants engaged in conduct detrimental to FTE and its shareholders, including fraud, racketeering conspiracy (RICO) and fraudulent inducement in the issuance of FTE shares to certain of the defendants. We have been informed by Mr. Singal that he believes the allegations against him are unfounded and is vigorously defending himself in this matter.
Mr. Singal is also a defendant in a pending case in the United States District Court for the Eastern District of California. Trial in that case is scheduled to being in June 2025, and the complaint in the case alleges that Mr. Singal engaged in a scheme to make false representations in order to induce financing companies to provide funds to certain companies in the form of merchant cash advances, which alleged false representations involved Mr. Singal purportedly claiming that he was the owner of a company that operated a chain of fast-food franchises when he did not, in fact, own that company. We have been informed by Mr. Singal that he believes the allegations against him are unfounded and is vigorously defending himself in this matter.
New Rise Acquisitions
GL will also be issued additional shares of XCF common stock in connection with the closing of the New Rise Acquisitions. Upon the closing of the transactions contemplated by the New Rise Renewables MIPA, pursuant to an agreement between RESC and GL, GL will be entitled to receive 4,435,000 shares of XCF common stock. Upon the closing of the transactions contemplated by the New Rise SAF Renewables MIPA, pursuant to the terms of the New Rise SAF Renewables MIPA, GL will be entitled to receive 3,693,830 shares of XCF common stock.
Fort Myers and Wilson Transactions
GL also has an indirect ownership interest in additional shares of XCF common stock through its ownership interest in Southeast Renewables, LLC (“Southeast Renewables”), which were issued shares of XCF common stock in connection with XCF’s acquisitions of certain assets from Southeast Renewables and Good Steward Biofuels FL, LLC (“Good Steward”).
On October 31, 2023, XCF entered into an asset purchase agreement with Southeast Renewables to acquire certain assets related to its Wilson, NC biodiesel plant for an aggregate purchase price of $100 million. XCF issued Southeast Renewables 7,700,000 shares of XCF at an agreed conversion price of $10 per share ($77 million) and issued a convertible promissory note in principal amount of $23 million, with a maturity date of October 31, 2024. The Southeast Renewables Convertible Note accrues interest at the per annum rate of 8%. The Southeast Renewables Convertible Note can be converted into shares of XCF common stock based on the outstanding principal and interest, divided by the conversion price. The conversion price prior to a change of control is $10, and subsequent to a change of control is equal to the volume weighted average price of the shares of common stock for the 20 days prior to the notice of conversion.
In addition, on October 31, 2023, XCF entered into an asset purchase agreement with Good Steward to acquire certain assets related to its Fort Myers, FL biodiesel plant. XCF issued Southeast Renewables, the parent company of Good Steward, 9,800,000 shares of XCF common stock as partial consideration for the purchase, and also assumed certain liabilities, including a $356,426 loan made by GL to Southeast Renewables.
On December 29, 2023, Southeast Renewables exercised its right to convert the Southeast Renewables Convertible Note principal balance of $23 million plus accrued interest of $297,425 into 2,329,743 shares of XCF common stock.
GL is a shareholder of XCF and holds membership interests in Southeast Renewables. Southeast Renewables has indicated that it intends to distribute the shares of XCF common stock received in these transactions, and when that distribution is completed, GL is expected to receive 6,373,796 shares of XCF common stock from such distribution. Assuming the distribution by Southeast Renewables of those shares and the issuance of shares as part of the New Rise Transactions and after conversion of the promissory notes, GL’s aggregate ownership of shares of XCF common stock will be 48,468,493 shares, representing approximately 26.3% of the issued and outstanding shares of XCF common stock, assuming no conversion of the $100.0 million convertible promissory note. Assuming the distribution by Southeast Renewables of those shares and the issuance of shares as part of the New Rise Acquisitions and after conversion of the promissory note, GL’s aggregate ownership of shares of XCF common stock will be 48,468,493 shares, representing 25.0% of the issued and outstanding shares of XCF common stock, assuming full conversion of the $100.0 million convertible promissory note at a conversion price equal to $10.00 per share.
Management Stock Purchase Agreements
On September 14, 2023, XCF issued an aggregate of 22,050,000 shares of common stock, of which 21,850,000 shares were issued to certain current XCF executive officers and management team members, 200,000 shares of common stock were issued to a former executive officer and 175,000 shares of common stock were issued to a former member of management for total aggregate purchase price of $22,050 in cash, or approximately $0.001 per share. Shares issued to current and former executive officers and management team members consist of the following:

Name	Common Stock Shares Issued
Sky MD, LLC(1)	20,450,000
Joseph Cunningham Chief Accounting Officer	400,000
Stephen Goodwin Chief Business Development Officer	400,000
Gregory R. Surette Interim Chief Strategy Officer	125,000
Gregory P. Savarese Interim Chief Marketing Officer	125,000
Jae Ryu Interim Chief Financial Officer	175,000
Total shares issued to current XCF executive officers and management team	21,850,000

Shares issued to former XCF executive officer and member of management	375,000
Total shares issued	22,050,000

(1)	Sky MD, LLC is an entity controlled by Mihir Dange, Chief Executive Officer
On January 14, 2025, XCF and Sky MD, LLC entered into convertible promissory notes for principal amount of $0.14 million. The convertible promissory note bore interest at 10% per annum on the outstanding principal, was unsecured, and was convertible into shares of XCF common stock at a conversion price of $0.40 per share. On January 14, 2025, the convertible promissory notes were converted into 345,833 shares of XCF common stock for the above principal amounts.
Company Support Agreement
In connection with signing the Business Combination Agreement, Focus Impact, NewCo and XCF entered into the Company Support Agreements with (i) Randy Soule, majority stakeholder of New Rise, and his affiliated entity (the “Soule Support Agreement”), (ii) GL Part SPV I, LLC, an existing XCF stockholder and New Rise equityholder (the “GL Support Agreement”), (iii) certain XCF stockholders (the “Company Support Agreement”) and (iv) certain members of XCF management (the “Management Support Agreement”). Pursuant to the Company Support Agreements, certain XCF stockholders and New Rise equityholders agreed to, among other things, vote to adopt and approve the Business Combination Agreement and certain other matters, and provided customary representations and warranties and covenants related to the foregoing. The parties to the Soule Support Agreement, the GL Support Agreement, the Company Support Agreement and the Management Support Agreements also agreed to certain transfer restrictions with respect to XCF securities prior to the Company Merger Effective Time, subject to certain exceptions included in the Soule Support Agreement and the GL Support Agreement which provide that unless and until XCF or BHAC obtains not less than $50 million in additional financing, the parties to the Soule Support Agreement and the GL Support Agreement are permitted to transfer any direct or indirect equity interests they hold in New Rise in an aggregate amount of up to the lesser of (x) 15% of such parties’ equity interests in New Rise and (y) $100 million, in the case of Randy Soule and his affiliated entity, or $50 million, in the case of GL Part SPV I, LLC.
The parties to the GL Support Agreement, the Company Support Agreement and the Management Support Agreements also agreed to lock-up restrictions with respect to the shares of NewCo common stock they will receive pursuant to the Business Combination Agreement as follows:
•
each of the parties to the Company Support Agreements and the GL Support Agreement have agreed that with respect to 90% of shares of NewCo common stock held by them (the “Lock-up Shares”), they will not transfer such Lock-up Shares until the earlier of (x) twelve months after the Closing and (y) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property; provided that the transfer restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo common stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing; and, provided, further, that they may transfer (A) on or after 90 days following the first quarterly earnings release published following the Closing, 10% of the Lock-up Shares, (B) on or after 180 days following the closing date of the Business Combination, 30% of the Lock-up Shares and (C) on or after 360 days following the closing date of the Business Combination, 60% of the Lock-up Shares, except that these lock-up terms will not apply to shares of NewCo Class A Common Stock received by GL in exchange for shares of XCF common stock received by GL (1) as a result of its conversion of convertible promissory notes issued to GL by XCF and (2) in connection with the closing of the New Rise Acquisitions; and

•
each of the members of XCF management party to the Management Support Agreements have agreed that they will not transfer shares of NewCo common stock held by such parties until the earlier of (x) twelve months after the Closing and (y) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property; provided that the transfer restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo common stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing.

The Soule Support Agreement does not contain any lock-up restrictions following the Closing.
New Rise Renewables
Unless the context otherwise requires, references to “we,” “us,” “our” and the “Company” in this subsection are to New Rise Renewables, LLC.
Encore
Randy Soule is 100% owner of Encore, which provides EPC services to New Rise Renewables and managed the conversion of New Rise Reno to SAF production. In the past, Encore provided feedstock degumming and wastewater treatment and hydrotreater off gas conservation system construction services to New Rise Reno. On January 2, 2024, we entered into a contract with Encore to manage the conversion of the facility to SAF. Under terms of the contract, New Rise and Encore agreed to a fixed price contract relating to the construction and conversion of New Rise to a sustainable aviation fuel plant for total consideration of $20,665,000. Under terms of the agreement, the services are billable to New Rise on a monthly basis, based on a percentage of completion of the contracted schedule of values, due within 10 days of invoice receipt. No amounts have been paid to Encore yet as it relates to the EPC agreement and no prepayments were required.

Prior to the closing of the transaction contemplated by the New Rise Renewables MIPA, XCF intends to enter separate agreements with Encore for EPC services in connection with the conversion of New Rise Reno to SAF production, the New Rise Reno 2 construction and the Fort Myers and Wilson reconstruction projects. During the periods ended September 30, 2024 and December 31, 2023, Encore provided services to New Rise Reno and New Rise Reno incurred costs of $0 and $10,125,305, respectively, which were subsequently capitalized to CIP. During the periods ended September 30, 2024 and December 31, 2023, Encore paid certain expenses on behalf of New Rise Reno totaling $63,116 and $4,483,886 (net of expense reimbursements to Encore), respectively. The outstanding payable balance to Encore as of September 30, 2024 and December 31, 2023, was $23,987,193 and $28,617,235, respectively. The payable has no due date and does not carry interest, but New Rise Renewables expects to repay the balance in full during the year ending December 31, 2024.
During the period ended September 30, 2024, New Rise Reno entered into a loan payable with New Rise SAF Renewables, borrowing an aggregate of $1,421,000. The amount was borrowed on various dates ranging from January 29, 2024 to May 9, 2024. As of September 30, 2024 and December 31, 2023, the balance due for this loan payable was $1,421,000 and $0, respectively, and the amount is expected to be paid within 1 year.
New Rise SAF Renewables
New Rise SAF Renewables is owned by Randy Soule and GL Part SPV I, LLC who are the sole members and own 95% and 5% of New Rise SAF Renewables, respectively. During the period ended March 31, 2024, New Rise Renewables entered into a loan payable with New Rise SAF Renewables, borrowing an aggregate of $1,421,000. The amount was borrowed on various dates ranging from January 29, 2024 to May 9, 2024. As of June 30, 2024 and December 31, 2023, the balance due for this loan was $1,421,000 and $0, respectively. The loan payable has no due date and does not carry interest. The amount is expected to be paid within 1 year.
On January 8, 2024, New Rise SAF Renewables entered into a fixed-price contract for development services with Encore Management and Consulting LLC, 100% owned by Randy Soule. Under the agreement Encore Management and Consulting LLC will perform a feasibility study on synergies concepts and plant optimization for development of New Rise Reno 2 for total consideration of $6,000,000. Under terms of the agreement, the amount was billable to New Rise on a monthly basis, based on a percentage of completion of the contracted schedule of values, due within 10 days of invoice receipt. No amounts have been paid to Encore yet as it relates to the agreement and no prepayments were required.
During the period ended September 30, 2024, New Rise SAF Renewables entered into a loan receivable with New Rise Renewables, providing an aggregate of $1,421,000. The amount was leant on various dates ranging from January 29, 2024 to May 9, 2024. As of September 30, 2024 and December 31, 2023, the balance due for this loan receivable was $1,421,000 and $0, respectively, and the amount is expected to be paid within 1 year.
During Q4 2024, XCF issued three convertible notes to GL Part SPV I, LLC in the amounts of $1.0 million, $1.09 million, and $0.3 million. Proceeds from the convertible notes were utilized to purchase preferred membership units of New Rise SAF Renewables LLC in the amounts of 100,000 preferred membership units, 109,000 preferred membership units, and 25,000 preferred membership units, respectively. On January 14, 2025, XCF issued one convertible note to GL Part SPV I, LLC for $0.2 million. Proceeds from the convertible note were utilized to purchase preferred membership units of New Rise SAF Renewables LLC in the amount of 20,000 preferred membership units. The preferred membership units have preferential treatment upon a liquidation event before any amounts are paid to the common membership units, and receive five times the amount contributed as capital. As a result, the total contributed capital of $2.54 million will reduce the purchase price of New Rise SAF Renewables by $12.7 million upon closing.
RESC
During the nine months ended September 30, 2024, RESC as sole member of New Rise, contributed member contributions totaling $32.8 million to provide necessary capital to start conversion of the facility to SAF, loan interest and general operating capital.
Amended and Restated Registration Rights Agreement
At Closing, it is anticipated that Focus Impact, the Sponsor, and certain XCF stockholders will enter into the Registration Rights Agreement, pursuant to which, among other things, the Sponsor and the XCF stockholders will be granted customary registration rights with respect to shares of NewCo.

Indemnification Agreements
In connection with the Business Combination, NewCo intends to enter into new indemnification agreements with each of NewCo’s directors and executive officers. The indemnification agreements and the NewCo Charter and NewCo Bylaws will require NewCo to indemnify its directors and executive officers to the fullest extent not prohibited by Delaware law. Subject to certain limitations, the NewCo Bylaws also will require the advancement of expenses incurred by NewCo’s directors and officers in connection with any indemnification claim.
Statement of Policy Regarding Transactions with Related Persons
NewCo will adopt a formal written policy that will be effective upon the completion of the Business Combination providing that NewCo’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of NewCo’s capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with NewCo without the approval of NewCo’s nominating and corporate governance committee, subject to certain exceptions. For more information, see the section entitled “Certain Relationships and Related Person Transactions - Related Party Policy.”
Indemnification of Directors and Officers
The NewCo Bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, the NewCo Charter will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.
There is no pending litigation or proceeding naming any of Focus Impact’s or XCF’s respective directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

MANAGEMENT AFTER THE BUSINESS COMBINATION
Unless the context otherwise requires, all references in this section to “we,” “us,” “our” or the “Company” refer to NewCo following the Closing of the Business Combination.
Directors and Executive Officers
The following table sets forth the names, ages and positions of the persons who are expected to serve as executive officers, directors and/or key employees of NewCo following the Business Combination.

Name	Age	Position(s)
Executive Officers:
Mihir Dange	45	Chief Executive Officer; Director
Simon Oxley	46	Chief Financial Officer
Gregory R. Surette	40	Interim Chief Strategy Officer
Gregory P. Savarese	41	Interim Chief Marketing Officer
Jae Ryu	51	Head of Land Development
Directors:
Wray Thorn(1)	53	Director
Carl Stanton(1)	56	Director

(1)	Focus Impact designee.
Executive Officers and Directors Following Completion of the Business Combination
Mihir Dange
Mr. Mihir Dange is expected to serve as Chief Executive Officer and a Director of NewCo following the completion of the Business Combination. Mr. Dange joined XCF as its Chief Executive Officer in November 2023 and as a member of its board of directors in March 2024. Mr. Dange has over 25 years of experience in commodities trading and public markets. Since 2016, Mr. Dange has also served as Co-CEO of Wapanda, Inc. (“Wapanda”). At Wapanda, Mr. Dange created and implemented the first NYC-approved E-Hail mobile application for taxicabs which provided consumers with upfront pricing. Mr. Dange also worked with the Tusk Organization on regulatory bill LS 16081 to improve taxi efficiencies around debt restructuring of medallion financial assets and bolster taxi stability as well as the initiation of legislation Int. 2432-2021 to create the first autonomous vehicle ownership structure within tax medallion assets in New York City. From 2006 to 2014, Mr. Dange served as co-founder and Head of Trading for Arbitrage Capital, LLC, trading futures and options for FX, equities, and commodities. Mr. Dange evaluated dynamic trading strategies, improved trading practices, conducted portfolio analysis, created performance reports, and maintained relationships with multiple brokers. Mr. Dange has been a frequent guest analyst on CNBC, Bloomberg, BNN, and other major media outlets. Mr. Dange holds a Bachelor of Science in Finance and Marketing from the Leonard Stern School of Business at New York University. Mr. Dange is the brother-in-law of Gregory R. Surette. We believe that Mr. Dange's significant experience in commodities trading and public markets and his experience as a co-chief executive officer of a company makes him well qualified to serve as a member of our board of directors.
Simon Oxley
Mr. Simon Oxley is expected to serve as Chief Financial Officer of NewCo following the completion of the Business Combination. Mr. Oxley is currently serving on a consulting basis to XCF. He served as the Chief Financial Officer of Tellurian, Inc., a Houston based liquified natural gas development company, from June 2023 until Woodside Energy’s $1.2 billion acquisition of Tellurian was completed in October 2024. From May 2016 to May 2023, Mr. Oxley served as Managing Director and Co-Head of Oil & Gas Investment Banking for Europe, the Middle East, and Africa (EMEA) at Barclays Investment Bank, where he led a number of LNG-related transactions due to his extensive knowledge of the LNG business. From September 2009 to May 2023, he held positions of increasing responsibility with Barclays Investment Bank, where he was involved with numerous energy client transactions across exploration and production, refining and petrochemical, retail stations and pipelines as well as gas and LNG. From 2001 to 2009, Mr. Oxley was an investment banker at Citigroup Global Markets Inc. Mr. Oxley holds a Bachelor of Engineering in Chemical Engineering from The University of Edinburgh and a Master of Science in Corporate and International Finance from Durham University Business School.

Gregory R. Surette
Mr. Gregory R. Surette is expected to serve as Interim Chief Strategy Officer of NewCo following the completion of the Business Combination. Mr. Surette joined XCF as its Co-Head of Feedstock in November 2023 and was appointed as XCF’s Interim Chief Strategy Officer in March 2024. Mr. Surette brings over 18 years of extensive corporate finance and accounting expertise, with a specialized emphasis on energy and resources, as well as manufacturing and distribution. Mr. Surette has served as Chief Financial and Operating Officer of The Ricci Group Limited (“Ricci”) since 2019, managing Ricci’s coffee and hospitality investments in Mainland China. Mr. Surette was integral in creating Ricci’s global supply chain, focusing on coffee importation and distribution for the launch and expansion of four coffee brands. Starting his professional journey at Deloitte and Touche LLP in 2006, Mr. Surette served as an auditor for both public and private companies, with a significant focus on manufacturing and software enterprises. Transitioning to Deloitte’s London office from 2010 to 2013, Mr. Surette provided advisory services for international transactions, high-yield debt offerings, IPOs, and global note programs, working on transactions ranging from $100 million to $1.5 billion across various sectors, and gaining experience with regulatory frameworks and securities listings, SEC rules and listing rules of the United Kingdom Listing Authority, the Luxembourg Bourse and the Irish Stock Exchange. From 2013 to 2019, Mr. Surette continued his career with Deloitte & Touche LLP in its Mergers and Acquisitions Transaction Services Group in New York, leading diverse teams in multi-billion dollar investments for private equity clients, with a particular focus on the Energy and Resources industry. Mr. Surette holds a CPA designation and earned his Bachelor of Science in Accounting from Fairfield University’s Dolan School of Business. Mr. Surette is the brother-in-law of Mihir Dange.
Gregory P. Savarese
Mr. Gregory P. Savarese is expected to serve as Interim Chief Marketing Officer of NewCo following the completion of the Business Combination. Mr. Savarese joined XCF as its Co-Head of Feedstock in November 2023 and was appointed as XCF’s Interim Chief Marketing Officer in March 2024. Mr. Savarese leverages 18 years of experience leading strategic planning, business development, and marketing and communications initiatives within fast-growth businesses operating in East Asia. Mr. Savarese has served as Co-Founder and Chief Executive Officer at The Ricci Group Limited (“Ricci”) since 2009. Mr. Savarese’s responsibilities have included driving strategy, revenue, business growth, and profitability across Ricci’s manufacturing, sales and marketing, distribution, and hospitality businesses, successfully bringing six award-winning brands to market in the packaged coffee and hospitality markets, executing brand and marketing development strategies for both corporate-facing and consumer-facing products, and leading high-performing business management teams operating across more than 40 cities in China. In 2019, a subsidiary company was the recipient of a Transform APAC region silver medal for best visual identity in the FMCG sector. Mr. Savarese earned a Bachelor of Arts in Communication from Loyola University Maryland and was inducted into Lambda Pi Eta, the National Communication Honor Society, in 2006. Mr. Savarese has served on the Board of Directors of The Beijing Center for Chinese Studies Limited (Hong Kong) since 2020.
Jae Ryu
Mr. Jae Ryu is expected to serve as Head of Land Development of NewCo following the completion of the Business Combination. Mr. Ryu joined XCF as its Chief Investment Officer in November 2023 and was appointed as XCF’s Head of Land Development in March 2024. Mr. Ryu was then appointed as Interim Chief Financial Officer on July 9, 2024. Mr. Ryu brings over 25 years of extensive experience in finance and real estate at both public and private companies to his current role at XCF, with a proven track record as an advisor, consultant, and in-house subject expert. Mr. Ryu has experience and expertise in municipal financing, federal subsidized tax credit programs, and strategic initiatives within both the real estate and renewable energy sectors. Notably, Mr. Ryu has facilitated the raising of over $1.5 billion in project development financing. Mr. Ryu has served as Managing Director and Chief of Staff to the Chairman at Crown Power Inc. since September 2022, where he has spearheaded day-to-day operations and established robust operational, accounting, and financial procedures. From 2008 to July 2022, Mr. Ryu served as a Senior Partner at SDC Companies, where he provided professional development, construction, and advisory services. Mr. Ryu’s responsibilities included project financing and structuring, pre-acquisition valuation and due diligence, acquisition and partnership structuring, project pro forma analysis, and relationships with project lenders. Before his time at SDC Companies, Mr. Ryu held the position of Project Manager and Vice President of Corporate Finance at Empire Land in California from 2004 to 2009. In this role, Mr. Ryu oversaw the entire lifecycle of individual projects, from acquisition and entitlement to construction, sales, and project closure. Mr. Ryu earned his Bachelor of Arts in International Business Management - Finance from the University of San Francisco.

Wray Thorn
Mr. Wray Thorn is expected to serve as a Director of NewCo following the completion of the Business Combination. Since 2021, Mr. Thorn has been a Partner and Co-Founder of Focus Impact Partners, LLC and currently serves as the Chief Investment Officer of Focus Impact Acquisition Corp. Also since 2021, Mr. Thorn has been the Founder and Chief Executive of Clear Heights Capital. From 2012 to 2021, Mr. Thorn was a Managing Director and Chief Investment Officer - Private Investments at Two Sigma Investments, where he architected and led the firm's private equity, venture capital and impact investment businesses and was a leader in the creation of Hamilton Insurance Group and the incubation of Two Sigma's insurance technology activities. With approximately three decades of experience as a chief investment officer, investment leader and lead director, Mr. Thorn has firsthand knowledge of investment firm leadership, private investing and company value creation. Mr. Thorn has built and led businesses to source, structure, finance and make private investments, to allocate and risk manage capital across private investment strategies and to help companies, organizations and executives realize their growth and development objectives. Mr. Thorn has also been at the forefront of proactive impact investing principals, putting people first in private investing as well as applying data and technology to innovate private investing. Mr. Thorn also serves as Co-Chair of the Board of Youth, INC and Vice Chair of the Board and Chair of the Investment Committee for Futures and Options, both of which are Non-Profit Organizations. We believe Wray’s significant experience and leadership in private equity makes him well qualified to serve as a member of our board of directors.
Carl Stanton
Mr. Carl Stanton is expected to serve as a Director of NewCo following the completion of the Business Combination. Since 2021, Mr. Stanton has served as a Partner and Co-Founder of Focus Impact Partners, LLC and currently serves as the Chief Executive Officer. Since 2014 and presently, Mr. Stanton has served as the Founder of cbGrowth Partners, which focuses on sustainable investments, and serves as Advisor to Auldbrass Partners. Mr. Stanton brings nearly three decades of experience in leading companies across transformative Private Equity/Alternative Asset management with a proven track record in creating shareholder value. Mr. Stanton has unique knowledge and skills across all facets of asset management. Mr. Stanton is a team builder and has managed and co-led two Alternative Asset Management firms totaling over $4.5 billion AUM, and has delivered best-in-class investment performance results along with colleagues over multiple funds. Mr. Stanton has advised CEOs, CFOs, and boards of directors of multiple companies and spread managerial, financial, and strategic best practices with demonstrated expertise in value creation strategies including revenue growth strategies, industry transformation, cost control, supply chain management, and technology best practices. Mr. Stanton has also served as Board Member to more than 15 portfolio companies across Industrial Products & Services, Transportation & Logistics and Consumer industries; including his current role as a Board Member of Skipper Pets, Inc. We believe Mr. Stanton’s significant experience of leading companies across transformative private equity and asset management and extensive experience with special purpose acquisition companies makes him well qualified to serve as a member of our board of directors.
Current Executive Officers of XCF Not Continuing Following Completion of the Business Combination
Joseph Cunningham
Mr. Joseph Cunningham currently serves as XCF’s Chief Accounting Officer. Mr. Cunninham has informed XCF of his intent to retire from the company prior to the completion of the Business Combination and resign as an XCF director effective prior to the closing. Mr. Cunningham joined XCF at its inception in January 2023, serving as President, Secretary, Treasurer, and Director. Mr. Cunningham served as XCF’s Chief Financial Officer from November 2023 until his appointment as XCF’s Chief Accounting Officer and Secretary in March 2024. Mr. Cunningham has over 50 years of experience in real estate and finance sectors. In 1992, Mr. Cunningham co-founded Liberty Mortgage Acceptance Corporation (“LMAC”) and sponsored one of the first commercial mortgage-backed securities offerings for $128 million. As a direct lender, LMAC funded hundreds of millions of commercial real estate loans nationwide. Mr. Cunningham remains serving as founder of LMAC from 1992 to today. Mr. Cunningham co-founded a residential mortgage banking firm in the aftermath of the financial meltdown in 2008 in order to capture originations of Fannie Mae, Freddie Mac and FHA originations from 2009 to 2017. Earlier in Mr. Cunningham’s career, he also served as the Chief Operating Officer of Colwell Financial Corporation, one of the nation’s leading mortgage banking firms with servicing a portfolio in excess of $5 billion and a nationwide branch network, from 1984 to 1989, where he was responsible for all divisions including residential production, secondary marketing, construction lending, joint ventures, commercial real estate brokerage, loan servicing, insurance, underwriting, personnel, REO, finance and administration, and legal. Mr. Cunningham received a

Bachelor of Science in Accounting from Boston College and attended the Executive Management Program at Stanford University. Mr. Cunningham served as Chairman of the Board of Directors of a LiveDeal, Inc., a NASDAQ internet company, from 2006 to 2009 and also serves currently as a Board member and Chairman of the Audit Committee of FTE Networks, Inc, formerly an NYSE-listed telecommunications and real estate company, from 2019 to present. Mr. Cunningham has published numerous articles and currently holds a DE underwriter designation from HUD, and earlier a Series 27 qualification.
Mr. Cunningham is a defendant in a pending case in the United States District Court for the Southern District of New York (FTE Networks, Inc. v. Suneet Singal; TTP8, LLC; First Capital Master Advisor, LLC; Majique Ladnier; Danish Mir; Khawaja Zargham Bin Aamer; Thomas Coleman; Innovativ Media Group, Inc.; Joseph F. Cunningham; Peter K. Ghishan; Stephen M. Goodwin; and Bruce M. Fahey). No trial date has been set, and the defendants are awaiting the court’s ruling on their motion to dismiss this action. FTE alleges that the defendants engaged in conduct detrimental to FTE and its shareholders, including fraud, racketeering conspiracy (RICO) and fraudulent inducement in the issuance of FTE shares to certain of the defendants. We have been informed by Mr. Cunningham that he believes the allegations against him are unfounded and is vigorously defending himself in this matter. In his capacity as a director of FTE, Mr. Cunningham is also a party to certain litigation proceedings brought against FTE is federal and state court.
Stephen Goodwin
Mr. Stephen Goodwin currently serves as XCF’s Chief Business Development Officer. Mr. Goodwin has informed XCF of his intent to retire from the company prior to the completion of the Business Combination and resign as an XCF director effective prior to the closing. Mr. Goodwin joined XCF at its inception in January 2023, initially serving as a director and then also being appointed as XCF’s Chief Business Development Officer in November 2023. Mr. Goodwin’s career spans over 30 years and is distinguished by his expertise in real estate development, public policy, and political relations. Mr. Goodwin has served as President and Founder of Maide Mor, Incorporated since May 2020, where he provides consulting services to companies seeking help with critical planning, business development, and relationship management matters. From December 2019 to March 2022, Mr. Goodwin served as Executive Vice President of Operations at FTE Networks, LLC, where he was responsible for bringing a portfolio of over 3,000 homes into the company portfolio. Mr. Goodwin served as Managing Director of Development at NCRF Holdings / Capital Station 65, LLC from September 2000 to February 2019 where he was responsible for all development aspects of the 65 Acre infill TOD known as Township Nine. Mr. Goodwin’s responsibilities included all entitlements, public affairs, lobbying, finance, and marketing efforts both onsite and as President of The River District Property and Business Improvement District (PBID). Mr. Goodwin holds a Bachelor of Science degree from the School of Business and Finance at St. Mary’s College.
Board of Directors
Board Composition
NewCo’s business and affairs will be organized under the direction of NewCo’s board of directors, or the NewCo Board. The NewCo Board is expected to consist of nine members upon the consummation of the Business Combination including the three directors named above. Pursuant to the Business Combination Agreement (i) XCF has the right to designate five of the members of the NewCo Board to serve as directors upon the completion of the Business Combination, (ii) Focus Impact has the right to designate two of the members of the NewCo Board to serve as directors upon the completion of the Business Combination and (ii) the other two members of the NewCo Board to serve as directors upon the completion of the Business Combination will be mutually agreed upon by XCF and Focus Impact. Of the directors named above, Mr. Dange has been designated by XCF and Mr. Thorn and Mr. Stanton have been designated by Focus Impact. Both XCF and Focus Impact have the ability to change their designees prior to the completion of the Business Combination, in each case with directors who are reasonably acceptable to the other party.
In accordance with the terms of the NewCo Charter, the NewCo board will be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term, except that (i) Class I directors will be appointed to an initial term to expire at the first NewCo annual meeting of stockholders held after completion of the Business Combination (and subsequently will be elected to serve three-year terms), (ii) the Class II directors will be appointed to an initial to expire at the second NewCo annual meeting of stockholders held after completion of the Business Combination (and subsequently will be elected to serve three-year terms) and (iii) the Class III directors will be appointed to an initial to expire at the third NewCo annual meeting of stockholders held after completion of the Business Combination (and subsequently will be elected to serve three-year terms). There is no cumulative voting with respect to the election of directors. Subject to the rights of the holders of one or more series of preferred stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of preferred stock, the election of directors shall be determined by a plurality of the votes cast by NewCo stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. The directors that will serve in each class will be determined prior to the completion of the Business Combination.
At the NewCo annual meeting of stockholders expected to be held after the initial classification of directors, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified or their earlier resignation, retirement or removal. The classification of the NewCo Board may have the effect of delaying or preventing potential changes of control in NewCo Board.
Director Independence
Under the listing requirements and rules of the NYSE and Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. In addition, subject to certain specified exceptions, the listing requirements also mandate that each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. The SEC has adopted additional independence requirements that apply to members of a public company’s audit committee. Following the Business Combination, the NewCo Board will review the composition and committees of the NewCo Board and the independence of each director.
Board Leadership Structure
The NewCo Board will not have a policy regarding whether the role of the Chairperson of the board and Chief Executive Officer should be separate or combined, and the NewCo Board of directors will maintain the flexibility to select the Chairperson of the board and Chief Executive Officer and reorganize the leadership structure, from time to time, based on criteria that are in the best interests of NewCo and its stockholders. Initially, Mihir Dange, NewCo’s Chief Executive Officer, will serve as Chairperson of the NewCo Board.
The NewCo Bylaws will provide that at any time when the Chairperson is not an independent director, the NewCo Board will designate a lead independent director. The NewCo Board is expected to appoint a lead independent director, and in that role, the lead independent director will have responsibility for (i) presiding at meetings of the NewCo Board at which the Chairperson is not present, including executive sessions of the independent directors, (ii) approving information sent to the NewCo Board, (iii) approving the agenda and schedule for board meetings to provide that there is sufficient time for discussion of all agenda items, (iv) serving as liaison between the Chairperson and the independent directors, (v) communicating with significant stockholders, when circumstances warrant and (vi) performing such other designated duties as the NewCo Board may determine from time to time.
Committees of the Board of Directors
Following the completion of the Business Combination, the NewCo Board is expected to have a standing audit committee, compensation committee, and nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by the NewCo Board. Following the completion of the Business Combination, the charters for each of these committees will be available on NewCo’s website.
Audit Committee
The members of the audit committee of the NewCo Board will be appointed at the time of completion of the Business Combination. The NewCo Board will determine the independence of each member under the NYSE or Nasdaq listing standards and Rule 10A-3(b)(1) under the Exchange Act. In connection with the completion of the Business Combination, the NewCo Board will determine whether all of the members of the audit committee meet the applicable financial literacy requirements and which member of the audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.
The primary purpose of the audit committee is to discharge the responsibilities of the NewCo Board with respect to our accounting, financial, and other reporting and internal control practices and to oversee our independent registered accounting firm. Specific responsibilities of our audit committee include:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit NewCo’s financial statements;
•	helping to ensure the independence and performance of the independent registered public accounting firm;
•
discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•	reviewing policies on risk assessment and risk management;
•	reviewing related party transactions;
•
obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes NewCo’s internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit service to be performed by the independent registered public accounting firm.
Compensation Committee
The members of the compensation committee of the NewCo Board will be appointed at the time of completion of the Business Combination. The NewCo Board will determine whether each committee member is a “non-employee director” as defined in Rule 16b-3 under the Exchange Act and is independent under NYSE or Nasdaq listing standards.
The primary purpose of the compensation committee is to discharge the responsibilities of the board of directors to oversee its compensation policies, plans and programs and to review and determine the compensation to be paid to its executive officers, directors and other senior management, as appropriate. Specific responsibilities of the compensation committee will include:
•
reviewing and approving on an annual basis the corporate goals and objectives relevant to NewCo’s Chief Executive Officer’s compensation, evaluating the performance of NewCo’s Chief Executive Officer’s in light of such goals and objectives, and determining and approving the remuneration (if any) of NewCo’s Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of NewCo’s other executive officers;
•	reviewing and recommending to the NewCo Board the compensation of NewCo’s directors;
•
reviewing and approving, or recommending that the NewCo Board approve, incentive compensation and equity plans, severance agreements, change-of-control protections and any other compensatory arrangements for NewCo’s executive officers and other senior management, as appropriate;

•	administering NewCo’s incentive compensation equity-based incentive plans;
•	selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the committee’s compensation advisors;
•	assisting management in complying with NewCo’s proxy statement and annual report disclosure requirements regarding compensation matters;
•	if required, producing a report on executive compensation to be included in NewCo’s annual meeting proxy statement;
•	reviewing and establishing general policies relating to compensation and benefits of NewCo’s employees; and
•	reviewing NewCo’s overall compensation philosophy.

Nominating and Corporate Governance Committee
The members of the nominating and corporate governance committee of the NewCo Board will be appointed at the time of completion of the Business Combination. The NewCo Board will determine whether each committee member is independent under NYSE or Nasdaq listing standards. Specific responsibilities of the compensation committee will include:
•	identifying, evaluating and selecting, or recommending that the NewCo Board approves, nominees for election to the NewCo Board;
•	evaluating the performance of the NewCo Board and of individual directors;
•	reviewing developments in corporate governance practices;
•	evaluating the adequacy of NewCo’s corporate governance practices and reporting;
•	reviewing management succession plans; and
•	developing and making recommendations to the NewCo Board regarding corporate governance guidelines and matters.
Code of Business Conduct and Ethics
Following the completion of the Business Combination, NewCo will have a Code of Business Conduct and Ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Code of Business Conduct and Ethics will be available on NewCo’s website at https://xcf.global. In addition, NewCo intends to post on its website all disclosures that are required by law or NYSE or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics. Information contained on or accessible through such website is not a part of this proxy statement/prospectus, and the inclusion of the website address in this proxy statement/prospectus is an inactive textual reference only.
Director and Officer Indemnification Agreements
Prior to the completion of the Business Combination, NewCo is expected to enter into indemnification agreements with each of its directors and executive officers. These agreements will require NewCo to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to NewCo, and to advance expenses incurred as a result of any proceeding as to which they could be indemnified. NewCo is also expected to enter into indemnification agreements with its future directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be extended to directors, officers or persons controlling NewCo pursuant to the foregoing, NewCo will be informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by NewCo of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered in the registration statement of which this prospectus forms a part, NewCo will, unless in the opinion of NewCo’s counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and NewCo will be governed by the final adjudication of such issue.
Compensation Committee Interlocks and Insider Participation
None of NewCo’s expected executive officers serve, or have served during the last year, as a member of the board of directors, compensation committee, or other board committee performing equivalent functions of any other entity that has one or more executive officers serving as one of XCF’s or Focus Impact’s directors or on either company’s compensation committee.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding the beneficial ownership of (i) Focus Impact as of the date of this proxy statement/prospectus (pre-Business Combination) and (ii) NewCo immediately following the completion of the Business Combination (post-Business Combination), assuming (a) that no Public Shares of Focus Impact are redeemed and (b) that all Public Shares are redeemed:
•
each person known by Focus Impact to be the beneficial owner of more than 5% of the shares of Focus Impact Class A Common Stock on the date of this proxy statement/prospectus (pre-Business Combination) or the beneficial owner of more than 5% of the voting power of the NewCo Class A Common Stock upon completion of the Business Combination;

•	each of Focus Impact’s executive officers and directors;
•	all of Focus Impact’s executive officers and directors as a group;
•	each person who will become an executive officer or is nominated to become a director of NewCo upon completion of the Business Combination; and
•	all executive officers and directors of NewCo as a group after completion of the Business Combination.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of Focus Impact Class A Common Stock pre-Business Combination is based on 6,920,457 shares of Focus Impact Common Stock issued and outstanding as of December 31, 2024.
The beneficial ownership of the shares of NewCo Class A Common Stock post-Business Combination is based on 155,629,503 shares outstanding following the Closing under the no redemptions scenario and 154,417,379 shares following the Closing under the maximum redemptions scenario, which, in each case, excludes shares that are subject to vesting and forfeiture and excludes the PIPE Financing.
The beneficial ownership information below excludes the shares underlying the Public Warrants and the shares expected to be issued or reserved under the 2025 Equity Incentive Plan and the 2025 Employee Stock Purchase Plan.
Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.

				NewCo After Business Combination
	Focus Impact			Assuming No Redemptions		Assuming Maximum Redemptions
Name and Address of Beneficial Owners(1)	Focus Impact Class A Common Stock	Focus Impact Class B Common Stock(2)	of Total Voting Power	NewCo Class A Common Stock	of Total Voting Power	NewCo Class A Common Stock	of Total Voting Power
Focus Impact Officers, Directors and 5% Holders Pre-Business Combination:
Five Percent Holders
Focus Impact BHAC Sponsor, LLC (our Sponsor)(3)	2,850,940	845,363	61.1%	3,306,944	2.13%	3,306,944	2.14%
Crixus BH3 Sponsor LLC (our Former Sponsor(4)	1,249,060	111,051	19.5%	1,360,111	*	1,360,111	*
Polar Asset Management Partners Inc.(5)	500,000	—	7.2%	500,000	*	—	—
Directors and Executive Officers
Carl Stanton(3)	—	—	—	278,970	*	278,970	*
Ernest Lyles(3)	—	—	—	—	—	—	—
Wray Thorn(3)	—	—	—	278,970	*	278,970	*
Troy Carter(6)	*	25,000	*	25,000	*	25,000	*
Dia Simms(6)	*	25,000	*	25,000	*	25,000	*
Eric Edidin(7)	—	—	—	—	—	—	—
Daniel Lebensohn(4)	1,249,060	111,051	19.5%	1,360,111	*	1,360,111	*
All officers and directors as a group (seven individuals)	1,249,060	161,051	20.2%	1,689,081	1.08%	1,689,081	1.09%
NewCo Officers, Directors and 5% Holders Post-Business Combination:
Five Percent Holders
RESC Renewables Holdings, LLC(8)(9)	—	—	—	72,686,358	46.72%	72,686,358	47.09%
Randy Soule(8)(9)	—	—	—	11,185,697	7.19%	11,185,697	7.25%
GL Part SPV I, LLC(10)	—	—	—	36,056,646	23.18%	36,056,646	23.36%
Southeast Renewables, LLC(11)	—	—	—	10,010,138	6.43%	10,010,138	6.48%
Directors and Executive Officers(12)
Mihir Dange	—	—	—	15,470,421	9.94%	15,470,421	10.02%
Simon Oxley(3)	—	—	—	—	*	—	*
Jae Ryu	—	—	—	130,186	*	130,186	*
Gregory R. Surette	—	—	—	92,990	*	92,990	*
Gregory P. Savarese	—	—	—	92,990	*	92,990	*
Carl Stanton(4)	—	—	—	278,970	*	278,970	*
Wray Thorn(4)	—	—	—	278,970	*	278,970	*
All directors and officers after the Business Combination as a group (7 persons)	—	—	—	16,065,556	10.33%	16,065,556	10.41%

*	Less than one percent.
(1)
Unless otherwise noted, the business address of each of Focus Impact’s stockholders, directors and officers is c/o Focus Impact BH3 Acquisition Company, 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105.

(2)
Interests shown consist solely of shares of Focus Impact Class B Common Stock. Such shares are convertible into shares of Focus Impact Class A Common Stock at the option of the holder thereof and will automatically upon the completion of our initial business combination.

(3)
Upon closing of the Business Combination, Mr. Oxley will receive restricted stock units representing 675,000 shares of NewCo Class A Common Stock. The restricted stock units will vest over a period of five years with the first vesting to occur on the first anniversary of the award.

(4)
Our Sponsor is governed by a three-member board of managers composed of Carl Stanton, Ernest Lyles and Wray Thorn. Each manager has one vote, and the approval of a majority of the managers is required to approve an action of our sponsor. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Entities controlled by Wray Thorn and Carl Stanton, respectively, own equal amounts of all capital interests in the Sponsor. Following the Business Combination, Focus Impact Partners, LLC, an entity controlled by Wray Thorn and Carl Stanton will hold 278,970 shares of NewCo Class A Common Stock. As a result, Wray Thorn and Carl Stanton may be deemed to share beneficial ownership of the shares held by Focus Impact Partners, LLC.

(5)
The Former Sponsor is controlled by BH3 Management LLC, an entity owned and controlled indirectly by Messrs. Daniel Lebensohn and Gregory Freedman. Messrs. Lebensohn and Freedman indirectly share voting and dispositive power over the shares held by our Former Sponsor and may be deemed to beneficially own the shares. Each of Messrs. Lebensohn and Freedman disclaims beneficial ownership of the shares held by the Former Sponsor other than to the extent of his respective pecuniary interest in such shares.

(6)
Based solely upon a Schedule 13G/A filed with the SEC on February 9, 2024 by Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, which serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company (“PMSMF”) with respect to the shares of Focus Impact Class A Common Stock directly held by PMSMF. According to the Schedule 13G/A, the business address of the reporting person is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.

(7)	On November 2, 2023, the Sponsor sold 25,000 shares of Focus Impact Class B Common Stock for an aggregate purchase price of $109 to each of Dia Simms and Troy Carter.
(8)	Does not include any interest Mr. Edidin may have in the Former Sponsor.
(9)
The business address of RESC Renewables Holdings, LLC is 14830 Kivett Lane, Reno, NV 89521. Randy Soule owns all of the membership interests in RESC Renewables Holdings, LLC and will have sole voting and investment authority over the shares received in the Business Combination.

(10)
The business address of Mr. Soule is 14830 Kivett Lane, Reno, NV 89521. In addition to the shares he will receive in the Business Combination, Mr. Soule, through his ownership of all of the membership interests in RESC Renewables Holdings, LLC, will also beneficially own the shares received by RESC Renewables Holdings, LLC in the Business Combination. Prior to the closing of the Business Combination, Mr. Soule may distribute shares of XCF common stock to certain third parties, which would reduce the number of shares he would receive upon closing of the Business Combination. The reported shares do not reflect any reduction for such distributions.

(11)
The business address of GL Part SPV I, LLC is 30 N Gould Street, Suite R, Sheridan, Wyoming 82801. Majique Ladnier is the sole member of GL Part SPV I, LLC and will have sole voting and investment authority over the shares received in the Business Combination. GL Part SPV I, LLC owns membership interests in Southeast Renewables, LLC, which will also receive shares in the Business Combination as a result of its ownership of XCF common stock. The reported shares include shares issuable in the Business Combination as a result of the distribution of XCF common stock to GL Part SPV I, LLC by Southeast Renewables, LLC. Prior to the closing of the Business Combination, GL Part SPV I, LLC may distribute shares of XCF common stock it currently owns to certain of its investors, which would reduce the number of shares GL Part SPV I, LLC would receive upon closing of the Business Combination. The reported shares do not reflect any reduction for such distributions.

(12)
The business address of Southeast Renewables, LLC is 333 N Wilmot Road, Suite 340, Tucson, AZ 85711. Robert Barr is manager of Southeast Renewables, LLC and will have sole voting and investment authority over the shares received in the Business Combination. Southeast Renewables, LLC will receive shares in the Business Combination as a result of its ownership of XCF common stock. The reported shares may be reduced to the extent that, prior to the closing of the Business Combination, Southeast Renewables, LLC distributes shares of XCF common stock to its members, including shares of XCF common stock to GL Part SPV I, LLC (as discussed in footnote (10) above). Other than with respect to shares distributed to GL Part SPV I, LLC, the reported shares do not reflect any reduction for such distributions.

(13)	Unless otherwise noted, the business address of each of XCF’s directors and officers 215 Park Avenue S, 12th Floor, New York, NY 10003.

DESCRIPTION OF NEWCO SECURITIES
As used in this section, “we,” “us,” “our” or “NewCo” refer to NewCo following the consummation of the Business Combination.
The following summary of the material terms of our securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the NewCo Charter and NewCo Bylaws in their entirety for a complete description of the rights and preferences of our securities following the Business Combination. The full text of the NewCo Charter and NewCo Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus.
Authorized and Outstanding Capital Stock
The NewCo Charter of NewCo will authorize the issuance of 550,000,000 shares, consisting of two classes of stock as follows:
•	50,000,000 shares of preferred stock, par value $0.0001 per share; and
•	500,000,000 shares of NewCo Class A Common Stock, par value $0.0001 per share.
Voting Power
Except as otherwise provided in the NewCo Charter or as required by applicable law, holders of NewCo Class A Common Stock will each be entitled to one vote per share.
Dividends
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of NewCo Class A Common Stock will be entitled to receive dividends and other distributions as may from time to time be declared by the NewCo Board in its discretion out of legally available NewCo assets, ratably in proportion to the number of shares held by each such holder, and at such times and in such amounts as the board of directors in its discretion may determine.
Liquidation, Dissolution or Winding Up
In the event of any voluntary or involuntary liquidation, dissolution or winding up of NewCo, after payment of debts and other liabilities and of preferential and after the rights of holders of preferred stock, if any, have been satisfied, the holders of all outstanding shares of NewCo Class A Common Stock will be entitled to receive the remaining assets of NewCo available for distribution ratably in proportion to the number of shares held by each such stockholder.
Election of Directors
Subject to the Registration Rights Agreement, directors of NewCo shall be elected by a majority of the votes cast at an annual meeting of stockholders by holders of the NewCo Class A Common Stock, voting as a single class.
Warrants
Each outstanding NewCo Warrant will entitle the holder to purchase one share of NewCo Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time 30 days after the completion of the Closing. A NewCo Warrant holder may exercise its warrants only for a whole number of shares of NewCo Class A Common Stock. The NewCo Warrants will expire five years after the Closing, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Redemption of Warrants
Redemption of warrants when the price per share of NewCo Class A Common Stock equals or exceeds $18.00.
We may call the warrants for redemption:
•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and
•
if, and only if, the closing price of NewCo Class A Common Stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “- Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders (the “Reference Value”).

Redemption of warrants when the price per share of NewCo Class A Common Stock equals or exceeds $10.00.
Once the warrants become exercisable, we may redeem the outstanding warrants:
•	in whole and not in part;
•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of NewCo Class A Common Stock except as otherwise described below;

•
if, and only if, the closing price of NewCo Class A Common Stock equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “- Anti-Dilution Adjustments”) on the trading day prior to the date on which we send the notice of redemption to the warrant holders; and

•
if, and only if, the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “- Anti-Dilution Adjustments”), then the Private Placement Warrants must also concurrently be called for redemption on the same terms (except as described herein with respect to a holder’s ability to cashless exercise its warrants) as the outstanding Public Warrants.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of NewCo Class A Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of NewCo Class A Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of NewCo Class A Common Stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day immediately following the 10-trading day period described above ends.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “- Anti-Dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the warrant after such adjustment and the denominator of which is the price of the warrant immediately prior to such adjustment. In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading

“- Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the market value and the newly issued price as set forth under the heading “- Anti-Dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “- Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.
Redemption Date

Redemption Date (period to expiration of warrants)	Fair Market Value of NewCo Class A Common Stock
	<10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	>18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of NewCo Class A Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of our NewCo Class A Common Stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of NewCo Class A Common Stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of the NewCo Class A Common Stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of NewCo Class A Common Stock for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of NewCo Class A Common Stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of NewCo Class A Common Stock.
This redemption feature differs from the typical warrant redemption features used in some other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the Private Placement

Warrants) when the trading price for the NewCo Class A Common Stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the shares of NewCo Class A Common Stock are trading at or above $10.00 per public share, which may be at a time when the trading price of our shares of NewCo Class A Common Stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth under “- Redemption of warrants when the price per share of NewCo Class A Common Stock equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of this proxy statement/prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.
As stated above, we can redeem the warrants when the NewCo Class A Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the NewCo Class A Common Stock is trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of NewCo Class A Common Stock than they would have received if they had chosen to wait to exercise their warrants for shares of NewCo Class A Common Stock if and when such NewCo Class A Common Stock was trading at a price higher than the exercise price of $11.50.
Redemption Procedures
A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of NewCo Class A Common Stock outstanding immediately after giving effect to such exercise.
Anti-Dilution Adjustments
If the number of outstanding shares of NewCo Class A Common Stock is increased by a stock dividend payable in shares of NewCo Class A Common Stock, or by a split-up of shares of NewCo Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of NewCo Class A Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of NewCo Class A Common Stock. A rights offering to holders of NewCo Class A Common Stock entitling holders to purchase shares of NewCo Class A Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a stock dividend of a number of shares of NewCo Class A Common Stock equal to the product of (1) the number of shares of NewCo Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for NewCo Class A Common Stock) multiplied by (2) one minus the quotient of (x) the price per share of NewCo Class A Common Stock paid in such rights offering divided by (y) the historical fair market value. For these purposes (1) if the rights offering is for securities convertible into or exercisable for NewCo Class A Common Stock, in determining the price payable for NewCo Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) “historical fair market value” means the volume weighted average price of NewCo Class A Common Stock as reported during the 10-trading day period ending on the trading day prior to the first date on which the shares of NewCo Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of NewCo Class A Common Stock on account of such shares of Class A Common Stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of NewCo Class A Common Stock in connection with a proposed initial business combination, or (d) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of NewCo Class A Common Stock in respect of such event.
If the number of outstanding shares of NewCo Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of NewCo Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of NewCo Class A Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of NewCo Class A Common Stock.
Whenever the number of shares of NewCo Class A Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of NewCo Class A Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of NewCo Class A Common Stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of NewCo Class A Common Stock (other than those described above or that solely affects the par value of such shares of NewCo Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of NewCo Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of NewCo Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by stockholders of the company as provided for in the NewCo Charter or as a result of the redemption of shares of NewCo Class A Common Stock by the company if a proposed initial business combination is presented to the stockholders of the company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of NewCo Class A Common Stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the NewCo Class A Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of NewCo Class A Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.
The Private Placement Warrants are identical to the Public Warrants except that the Private Placement Warrants: (i) are not redeemable by NewCo and (ii) may be exercised for cash or on a cashless basis, as described in the prospectus related to the IPO, so long as they are held by the Sponsor or any of its permitted transferees. If the private warrants are held by holders other than the Sponsor or any of its permitted transferees, they will be redeemable by NewCo and exercisable by the holders on the same basis as the warrants included in the Units sold in the IPO. The initial purchasers of the private warrants have agreed not to transfer, assign or sell any of the warrants, including the common stock issuable upon exercise of the warrants (except to certain permitted transferees), until 30 days after the completion of the Closing.
Anti-Takeover Effects of the NewCo Charter, the NewCo Bylaws and Certain Provisions of Delaware Law
The NewCo Charter, the NewCo Bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, which are intended to enhance the likelihood of continuity and stability in the composition of the NewCo Board and to discourage certain types of transactions that may involve an actual or threatened acquisition of NewCo. These provisions are intended to avoid costly takeover battles, reduce NewCo’s vulnerability to a hostile change of control or other unsolicited acquisition proposal, and enhance the ability of the NewCo Board to maximize stockholder value in connection with any unsolicited offer to acquire NewCo. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of NewCo by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of NewCo Class A Common Stock. The NewCo Charter will provide that any action required or permitted to be taken by NewCo’s stockholders must be effected at a duly called annual or special stockholder meeting of such stockholders and may not be effected by any consent in writing by such holders unless such action is recommended or approved by all directors of the NewCo Board then in office, except that holders of one or more series of Preferred Stock, if such series are expressly permitted to do so by the certificate of designation relating to such series, may take any action by written consent if such action permitted to be taken by such holders and the written consent is signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. See also “Risk Factors - Risks Related to Focus Impact’s Corporate Structure  - Delaware law, the NewCo Charter and the NewCo Bylaws will contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.”
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as the NewCo Class A Common Stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of then outstanding voting power or then outstanding number of shares of NewCo Class A Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock may be to enable The NewCo Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of NewCo by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of NewCo Class A Common Stock at prices higher than prevailing market prices.
Election of Directors and Vacancies
The NewCo Charter will provide that the NewCo Board will determine the number of directors who will serve on the board, subject to the rights set forth in the Registration Rights Agreement. Upon adoption of the NewCo Charter, the NewCo Board will be divided into three classes designated as Class I, Class II and Class III. Class I directors will initially serve for a term expiring at the first annual meeting of stockholders following the Closing Date. Class II and Class III directors will initially serve for a term expiring at the second and third annual meeting of stockholders following the Closing Date, respectively. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting of the stockholders. There will be no limit on the number of terms a director may serve on the NewCo Board. Subject to the Registration Rights Agreement, the term of all Class I directors shall automatically become one year commencing on the seventh annual meeting of stockholders, the term of all Class II directors shall automatically become one year commencing on the eighth annual meeting of stockholders and the term of all Class III directors shall automatically become one year commencing on the ninth annual meeting of stockholders, with all directors having a term of one year from and after such ninth annual meeting of stockholders.
In addition, the NewCo Charter will provide that any vacancy on the NewCo Board, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office, subject to the provisions of the Registration Rights Agreement and any rights of the holders of Preferred Stock. For more information on the Registration Rights Agreement, see the section entitled “Proposal No. 1 - The Business Combination Proposal - Certain Agreements Related to the Business Combination - Registration Rights Agreement.”
Notwithstanding the foregoing provisions of this section, each director will serve until his successor is duly elected and qualified or until his earlier death, resignation, retirement, disqualification or removal. No decrease in the number of directors constituting the NewCo Board will shorten the term of any incumbent director.
Business Combinations
NewCo has elected not to be governed by Section 203 of the DGCL. Notwithstanding the foregoing, the NewCo Charter will provide that NewCo will not engage in any “business combinations” (as defined in the NewCo Charter), at any point in time at which NewCo’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any “interested stockholder” (as defined in the NewCo Charter) for a three-year period after the time that such person became an interested stockholder unless:
•	prior to such time, the NewCo Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of NewCo outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to such time, the business combination is approved by the NewCo Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock of NewCo which is not owned by the interested stockholder.

Under the NewCo Charter, a “business combination” is defined to generally include a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The NewCo Charter will expressly exclude Evan Hafer, certain of its transferees and its successors and affiliates from the definition of “interested stockholder” irrespective of the percentage ownership of the total voting power beneficially owned by them. Under certain circumstances, such provisions in the NewCo Charter make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, such provisions in the NewCo Charter could have an anti-takeover effect with respect to certain transactions which the NewCo Board does not approve in advance. Such provisions may encourage companies interested in acquiring NewCo to negotiate in advance with the NewCo Board because the stockholder approval requirement would be avoided if the NewCo Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, such provisions also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Quorum
The NewCo Bylaws will provide that at any meeting of the NewCo Board a majority of the total number of directors then in office constitutes a quorum for all purposes.
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the NewCo Charter expressly authorizes cumulative voting. The NewCo Charter does not authorize cumulative voting.
General Stockholder Meetings
The NewCo Charter will provide that special meetings of stockholders may be called only by or at the direction of the NewCo Board, the Chairman of the Board or the Chief Executive Officer.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
The NewCo Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the NewCo Board or a committee of the NewCo Board. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide NewCo with certain information. Generally, to be timely, a stockholder’s notice must be received at NewCo’s principal executive offices not less than 120 days nor more than 150 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders (for the purposes of the first annual meeting of the stockholders of NewCo following the adoption of the NewCo Bylaws, the date of the preceding annual meeting will be deemed to be June 30 of the preceding calendar year). The NewCo Bylaws also specify requirements as to the form and content of a stockholder’s notice. The NewCo Bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of NewCo.
Supermajority Provisions
The NewCo Charter and the NewCo Bylaws will provide that the NewCo Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, the NewCo Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or the NewCo Charter. Any amendment, alteration, rescission or repeal of the NewCo Bylaws by NewCo’s stockholders requires the affirmative vote of the holders of at least 66-2∕3% in voting power of all then outstanding shares of NewCo’s stock entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s NewCo Charter, unless the NewCo Charter requires a greater percentage. The NewCo Charter will provide that Section 4.4 of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX, and Article X therein, including the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66-2∕3% in voting power of all then outstanding shares of NewCo’s stock entitled to vote thereon, voting together as a single class:
•	the provision requiring a 66-2∕3% supermajority vote for stockholders to amend the NewCo Bylaws;
•	the provisions providing for a classified NewCo Board (the election and term of directors);
•	the provisions regarding filling vacancies on the NewCo Board and newly created directorships;
•	the provisions regarding resignation and removal of directors;
•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding stockholder action by written consent;
•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;
•	the provisions regarding the selection of forum (see “- Exclusive Forum”); and
•	the amendment provision requiring that the above provisions be amended only with a 66-2∕3% supermajority vote.
These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of NewCo or its management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the NewCo Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of NewCo. These provisions are designed to reduce NewCo’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for NewCo’s shares and, as a consequence, may inhibit fluctuations in the market price of NewCo’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.
Exclusive Forum
The NewCo Charter will provide that, unless NewCo consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of NewCo, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of NewCo to NewCo or NewCo’s stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action asserting a claim against NewCo or any current or former director, officer, other employee, agent or stockholder of NewCo arising pursuant to any provision of the DGCL, the NewCo Charter (as it may be amended or restated from time to time) or the NewCo Bylaws (as it may be amended or restated from time to time), (iv) any action asserting a claim against NewCo or any current or former director, officer, other employee, agent or stockholder of NewCo governed by the internal affairs doctrine of the law of the State of Delaware or (v) any action to interpret, apply, enforce or determine the validity of the NewCo Charter shall, as to any action in the foregoing clauses (i) through (v), to the fullest extent permitted by law. be solely and exclusively brought in the Delaware Court of Chancery; provided, however, that the foregoing shall not apply to any claim (a) as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act of 1933, as amended, as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Notwithstanding the foregoing, the provisions of Article X of the NewCo Charter will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. While Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in any shares of NewCo’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in the NewCo Charter. If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”); and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder. This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with NewCo or its directors, officers, stockholders, agents or other employees, which may discourage such lawsuits. We note that there is uncertainty as to whether a court would enforce this provision, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. Further, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find this provision of the NewCo Charter inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, NewCo may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect NewCo’s business, financial condition and results of operations and result in a diversion of the time and resources of NewCo’s management and board of directors.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The NewCo Charter, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that NewCo has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to NewCo’s officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are employees of NewCo or its subsidiaries. The NewCo Charter provides that, to the fullest extent permitted by law, none of the non-employee directors or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which NewCo or its affiliates now engage or propose to engage or (ii) otherwise competing with NewCo or its affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director or any of his or her affiliates acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or herself or its or his or her affiliates or for NewCo or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to NewCo or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The NewCo Charter does not renounce NewCo’s interest in any business opportunity that is expressly offered to, or acquired or developed by a non-employee director solely in his or her capacity as a director or officer of NewCo. To the fullest extent permitted by law, a corporate opportunity shall not be deemed to be a potential corporate opportunity for NewCo if it is a business opportunity that (i) NewCo is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of NewCo’s business or is of no practical advantage to NewCo or (iii) is one in which NewCo has no interest or reasonable expectancy. The waiver of the corporate opportunities doctrine in the NewCo Charter had no impact on the search for an acquisition target and Focus Impact does not consider this to be a potential conflict with Focus Impact’s corporate interests.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The NewCo Charter includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of directors for monetary damages for any breach of fiduciary duty as a director. The effect of these provisions is to eliminate the rights of NewCo and its stockholders, through stockholders’ derivative suits on NewCo’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.
The NewCo Bylaws provide that NewCo must indemnify and advance expenses to directors and officers to the fullest extent permitted by Delaware law. NewCo is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for directors, officers and certain employees for some liabilities. NewCo believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in the NewCo Charter and the NewCo Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit NewCo and its stockholders. In addition, your investment may be adversely affected to the extent NewCo pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. NewCo believes that these provisions, liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to NewCo’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, NewCo has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Registration Rights
At the Closing, NewCo will enter into a customary Registration Rights Agreement, pursuant to which, among other things, the Sponsor, XCF and certain other stockholders party thereto will have specified rights to require NewCo to register all or a portion of their shares under the Securities Act. The defined term Registrable Securities therein includes the shares of NewCo Class A Common Stock and warrants to purchase NewCo Class A Common Stock issued in connection with the Business Combination.

COMPARISON OF CORPORATE GOVERNANCE AND STOCKHOLDERS’ RIGHTS
General
NewCo is incorporated under the laws of the State of Delaware and the rights of NewCo stockholders will be governed by the laws of the State of Delaware, including the DGCL, The NewCo Charter and NewCo Bylaws. As a result of the Business Combination, Focus Impact stockholders who receive shares of NewCo Class A Common Stock will become stockholders of NewCo. NewCo is a corporation incorporated under the laws of the State of Delaware and the rights of NewCo stockholders are governed by the laws of the State of Delaware, including the DGCL, the NewCo Charter and NewCo Bylaws. Thus, following the Business Combination, the rights of Focus Impact stockholders who become NewCo stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by the Existing Charter and Focus Impact’s bylaws and instead will be governed by the NewCo Charter and NewCo Bylaws. For more information, see the section entitled “Risk Factors - Risks Related to Focus Impact’s Corporate Structure.”
Comparison of Corporate Governance and Stockholders’ Rights
This section describes the material differences between the rights of Focus Impact stockholders before the consummation of the Business Combination, and the rights of NewCo stockholders after the Business Combination. These differences in stockholder rights result from the differences between the respective governing documents of Focus Impact and NewCo.
This section does not include a complete description of all differences among such rights, nor does it include a complete description of such rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. Focus Impact stockholders are urged to carefully read the relevant provisions of the NewCo Charter that will be in effect as of consummation of the Business Combination (which form is included as Annex A to this proxy statement/prospectus). References in this section to the NewCo Charter are references thereto as it will be in effect upon consummation of the Business Combination. However, the NewCo Charter may change at any time prior to consummation of the Business Combination by mutual agreement of Focus Impact and XCF, or be amended any time after the consummation of the Business Combination by amendment in accordance with its terms. If the NewCo Charter is amended, the below summary may cease to accurately reflect the NewCo Charter is so amended.

Focus Impact	NewCo
Authorized Capital Stock
The authorized capital stock of Focus Impact, consists
of (i) 220,000,000 shares of Focus Impact Common Stock, including (a) 200,000,000 shares of Focus Impact Class A Common Stock, of which 5,312,124 are issued and outstanding, (b) 20,000,000 Focus Impact Class B Common Stock, of which 1,608,333 shares are issued and outstanding; and (ii) 1,000,000 shares of preferred stock, of which none are issued or outstanding.
NewCo will be authorized to issue (i) 500,000,000 shares of NewCo Class A Common Stock and (ii) 50,000,000 shares of preferred stock.

Number and Qualification of Directors
The number of directors, other than those who may be elected by the holders of one or more series of the preferred stock voting separately by class or series, shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the board of directors.

Subject to the Registration Rights Agreement, the total number of directors shall be determined from time to time by resolution adopted by the NewCo Board, provided that the directors shall be divided into three classes designated Class I, Class II and Class III and each class shall consist, as nearly as possible, of one-third of the total number of such directors.

Focus Impact	NewCo
Election of Directors
Directors shall be elected by a plurality of the votes cast at each annual meeting of the stockholders, subject to any rights of any preferred stockholders to elect directors.

Newly created directorships resulting from an increase in the number of directors and any vacancies resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders).

Directors shall be elected by the holders of a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting of stockholders.

Subject to any rights of any preferred stockholders and rights granted pursuant to the Registration Rights Agreement, newly created directorships resulting from an increase in the number of directors and any vacancy (whether occurring due to death, resignation, retirement, disqualification, removal or other cause) shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

Classified Board
The board of directors is not classified.
Directors shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders following the Closing Date, Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders following the Closing Date and Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders following the Closing Date. At each annual meeting following the Closing Date, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of stockholders.

Notwithstanding the foregoing and subject to the Registration Rights Agreement, the term of all Class I directors shall automatically become one year commencing on the seventh annual meeting of stockholders, the term of all Class II directors shall automatically become one year commencing on the eighth annual meeting of stockholders and the term of all Class III directors shall automatically become one year commencing on the ninth annual meeting of stockholders, with all directors having a term of one year from and after such ninth annual meeting of stockholders.

Removal of Directors
Any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Subject to the terms of the Registration Rights Agreement, any or all of the directors (other than the directors elected by the holders of any series of preferred stock of the Corporation, voting separately as a series or together with one or more other such series, as the case may be) may be removed only for cause

Focus Impact	NewCo

and only upon the affirmative vote of the holders of at least 662∕3% of the total voting power of all then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Voting
Holders of shares of Focus Impact Common Stock are entitled to one vote per share on each matter properly submitted to the stockholders which the holders of the Focus Impact Common Stock are entitled to vote.
Holders of NewCo Class A Common Stock will each be entitled to one vote per share.

Stockholder Rights Plan
While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

Focus Impact does not have a stockholder rights plan currently in effect, but under the DGCL, Focus Impact’s board of directors could adopt such a plan without stockholder approval.

While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

NewCo does not have a stockholder rights plan currently in effect, but under the DGCL, the NewCo Board could adopt such a plan without stockholder approval.

Special Meeting of the Board of Directors
Special meetings of stockholders may be called only by the chairman of the board of directors, chief executive officer, or by a resolution adopted by a majority of the board of directors.	Special meetings of the stockholders of the may be called only by or at the direction of the chairman of the board of directors, the chief executive officer or the board of directors.

Amendment to Certificate of Incorporation
Under Delaware law, an amendment to the Existing Charter generally requires the approval of the board of directors and a majority of the combined voting power of then outstanding shares of voting stock, voting together as a single class.

Under Delaware law, an amendment to the NewCo Charter generally requires the approval of the board of directors and a majority of the combined voting power of then outstanding shares of voting stock, voting together as a single class. In addition, pursuant to the NewCo Charter, the affirmative vote of the holders of at least 66-2∕3% of the total voting power of all then outstanding shares entitled to vote generally in the election of directors, voting together as a single class is required to amend provisions relating to: (i) stockholder meetings, (ii) the board of directors, (iii) indemnification and limitation of liability of officers and directors, (iv) forum selection, and (v) amendment of the NewCo Charter.

Amendment of Bylaws
The Board may, subject to the DGCL, amend, alter, change, add to or repeal the Existing Bylaws. In addition, the Existing Bylaws may be adopted, amended, altered or repealed by the stockholders of the Corporation; provided, however, that in addition to any vote of the holders of any class or series of capital

The NewCo Board may, subject to the DGCL, amend, alter, change, add to or repeal the NewCo Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of Delaware law or the NewCo Charter. In addition, pursuant to the NewCo Charter, any amendment of the NewCo

Focus Impact	NewCo
stock of the Corporation required by law or by the Existing Charter, the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Existing Bylaws; and provided further, however, that no bylaws thereafter adopted by the stockholders shall invalidate any prior act of the board of directors that would have been valid if such Existing Bylaws had not been adopted.

Bylaws by the stockholders shall require the affirmative vote of the holders of at least 66-2∕3% of the total voting power of all then outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

Quorum
A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board.

The presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

A majority of the total number of directors then in office shall constitute a quorum for the transaction of business by the board of directors.

The holders of a majority in voting power of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.

Special Stockholder Meetings
Subject to the rights of the holders of any series of preferred stock, special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of the board of directors or the chief executive officer.

Subject to the rights of the holders of any series of preferred stock, special meetings of the stockholders may be called only by or at the direction of the NewCo board, the chairman of the NewCo board or the chief executive officer.

Notice of Stockholder Meetings
Notice of a meeting of stockholders must be given not more than 60, nor less than 10, days previous thereto, to each stockholder entitled to vote at the meeting as of the record date.

Notice to stockholders must be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by electronic transmission.

Notice of a meeting of stockholders must be given not more than 60, nor less than 10, days previous thereto, to each stockholder entitled to vote at the meeting as of the record date.

Notice to stockholders must be given (i) by hand delivery, through United States mail, postage prepaid or by nationally recognized overnight delivery service for next day delivery, directed to the stockholder at such stockholder’s address as it appears on the records of NewCo, or (ii) by electronic transmission.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)
Nominations or other business to be properly brought before an annual meeting by a stockholder must have	Nominations or other business to be properly brought before an annual meeting by a stockholder must have

Focus Impact	NewCo
given timely notice in writing to the corporate secretary and such business must otherwise be a proper matter for stockholder action.

To be timely, must be received by not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation.

given timely notice in writing to the corporate secretary and, in the case of business other than nominations of directors, such other business must be a proper matter for stockholder action.

To be timely, notice must be delivered not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is scheduled for more than 30 days before, or more than 70 days following, such anniversary date, notice must be delivered not later than the 10th day following the day on which public announcement of the date of such meeting is first made.

Limitation of Liability of Directors and Officers
A director shall not be personally liable to Focus Impact or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended, unless a director violated his or her duty of loyalty to Focus Impact or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director.

To the fullest extent permitted by applicable law, no director will have any personal liability to NewCo or its stockholders for monetary damages for any breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Indemnification of Directors, Officers, Employees and Agents
Focus Impact, to the fullest extent permitted by law, as the same exists or may hereafter be amended, Focus Impact shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of Focus Impact or, while a director or officer , is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit reasonably incurred by such indemnitee in connection with such proceeding.

NewCo, to the fullest extent permitted by law, shall indemnify and advance expenses to any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of NewCo or any predecessor of NewCo, or, while serving as a director or officer of NewCo, serves or served at any other enterprise as a director or officer at the request of NewCo or any predecessor of NewCo.

Focus Impact	NewCo
Dividends, Distributions and Stock Repurchases
Subject to the rights of the holders of any series of preferred stock, the holders of shares of Focus Impact Common Stock shall be entitled to receive such dividends and other distributions when, as and if declared thereon by the board of directors from time to time out of any assets or funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Subject to the rights of the holders of any series of preferred stock having a preference over or the right to participate with the NewCo Class A Common Stock with respect to the payment of dividends and other distributions, the holders of NewCo Class A Common Stock shall be entitled to receive ratably in proportion to the number of shares held by each such stockholder such dividends and other distributions as may from time to time be declared by the NewCo board in its discretion out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the board of directors in its discretion shall determine.

SHARES ELIGIBLE FOR FUTURE SALE
Upon the consummation of the Business Combination, NewCo will have, based on the assumptions set out elsewhere in this proxy statement/prospectus, up to 161,925,298 shares of NewCo Class A Common Stock issued and outstanding. All of the NewCo Class A Common Stock issued to the Public Stockholders in connection with the Business Combination will be freely transferable by persons other than by Sponsor or Focus Impact’s, NewCo’s or XCF’s affiliates without restriction or further registration under the Securities Act. Sales of substantial amounts of the NewCo Class A Common Stock in the public market could adversely affect prevailing market prices of the NewCo Class A Common Stock. Prior to the Business Combination, there has been no public market for NewCo Class A Common Stock. NewCo will apply for listing of the NewCo Class A Common Stock and NewCo Warrants on the NYSE or Nasdaq, but there can be no assurance that a regular trading market will develop in the NewCo Class A Common Stock and NewCo Warrants.
Lock-up Provisions
Pursuant to the Sponsor Letter Agreement, the Sponsor also agreed to, among other things, certain lock-up restrictions with respect to the shares of NewCo Class A Common Stock until the earlier of (i) 12 months following the Closing and (y) the date on which NewCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s stockholders having the right to exchange their equity for cash, securities or other property, subject to certain exceptions; provided that such lock-up restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Class A Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing.
Each of the XCF stockholders party to the Company Support Agreements and the party to the GL Support Agreement have also agreed that with respect to 90% of shares of NewCo Class A Common Stock held by such parties (the “Lock-up Shares”), they will not transfer such Lock-up Shares until the earlier of (x) twelve months after the Closing and (y) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property; provided that such transfer restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Class A Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing; provided, further, that such parties may transfer (A) on or after 90 days following the first quarterly earnings release published following the Closing, 10% of the Lock-up Shares, (B) on or after 180 days following the closing date of the Business Combination, 30% of the Lock-up Shares and (C) on or after 360 days following the closing date of the Business Combination, 60% of the Lock-up Shares, except that these lock-up terms will not apply to shares of NewCo Class A Common Stock received by GL in exchange for shares of XCF common stock received by GL (1) as a result of its conversion of convertible promissory notes issued to GL by XCF and (2) in connection with the closing of the New Rise Acquisitions. The Soule Support Agreement does not contain any lock-up provisions.
For additional information, see the sections entitled “Certain Agreements Related to the Business Combination - Sponsor Letter Agreement” and “Certain Agreements Related to the Business Combination - Support Agreements.”
Rule 144
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted NewCo Class A Common Stock or NewCo Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of NewCo at the time of, or at any time during the three months preceding, a sale and (ii) NewCo is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as NewCo was required to file reports) preceding the sale.

Persons who have beneficially owned restricted NewCo Class A Common Stock or NewCo Warrants for at least six months but who are affiliates of NewCo at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•	1% of the total number of NewCo Class A Common Stock then outstanding; or
•	the average weekly reported trading volume of NewCo Class A Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales by affiliates of NewCo under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about NewCo.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.
As a result, the Sponsor will be able to sell their Sponsor Shares and Private Placement Warrants, as applicable, pursuant to Rule 144 without registration one year after NewCo has completed the Business Combination.
Focus Impact anticipates that following the consummation of the Business Combination, NewCo will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

OTHER STOCKHOLDER COMMUNICATIONS
Stockholders and interested parties may communicate with Focus Impact’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Focus Impact, at its principal executive offices at 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. Following the Business Combination, such communications should be sent in care of XCF, at its principal executive offices at 5170 Golden Foothill Parkway, El Dorado Hills, CA 95762. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS
Certain legal matters relating to the validity of the NewCo Class A Common Stock, the NewCo Warrants and the shares of NewCo Class A Common Stock issuable upon exercise of NewCo Warrants to be issued hereunder will be passed upon for us by Kirkland & Ellis LLP.

EXPERTS
The balance sheet of XCF as of December 31, 2023, and the related statements of operations, stockholders’ equity and cash flows for the period from February 9, 2023 (inception) to December 31, 2023, and the related notes included in this Prospectus and Registration Statement have been so included in reliance on the report of Turner, Stone & Company, LLP, an independent registered public accounting firm, appearing elsewhere herein and the Registration Statement, given on the authority of said firm as experts in auditing and accounting.
The consolidated balance sheet of New Rise Renewables, LLC as of December 31, 2023 and 2022, and the related statements of operations, members’ equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes included in this Prospectus and Registration Statement have been so included in reliance on the report of Turner, Stone & Company, LLP, an independent registered public accounting firm, appearing elsewhere herein and the Registration Statement, given on the authority of said firm as experts in auditing and accounting.
The audited financial statements of Focus Impact included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.
The audited financial statements of NewCo included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS
Pursuant to the rules of the SEC, Focus Impact and service providers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, Focus Impact will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/ prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request delivery of single copies of the proxy statement/prospectus in the future. Stockholders may notify Focus Impact of their requests by calling or writing Focus Impact at its principal executive offices at 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. Following the Business Combination, such requests should be made by calling or writing NewCo at its principal executive offices at 5170 Golden Foothill Parkway, El Dorado Hills, CA 95762; telephone number (408) 332-2264.

WHERE YOU CAN FIND MORE INFORMATION
NewCo has filed with the SEC a registration statement on Form S-4, as amended, under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to NewCo and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of Focus Impact’s or XCF’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.
Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, NewCo will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read NewCo’s and Focus Impact’s SEC filings, including NewCo’s registration statement over the internet at the SEC’s website at http://www.sec.gov.
Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.
All information contained in this document relating to Focus Impact has been supplied by Focus Impact, and all such information relating to XCF has been supplied by XCF. Information provided by one entity does not constitute any representation, estimate or projection of the other entity.
XCF does not file any annual, quarterly or current reports, proxy statements or other information with the SEC.
If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing Focus Impact’s proxy solicitation agent at the following address, telephone number and email:
Sodali & Co.
333 Ludlow Street, 5th Floor,
South Tower
Stamford, Connecticut 06902
Individuals call toll-free: (800) 662-5200
Banks and brokers call: (203) 658-9400
E-mail: BHAC.info@investor.sodali.com
If you are a Focus Impact stockholder and would like to request documents, please do so by February 20, 2025, to receive them before the Focus Impact special meeting of stockholders. If you request any documents from us, we shall mail them to you by first class mail, or another equally prompt means.
None of Focus Impact, NewCo or XCF has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that which is contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.
The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS
NEW RISE RENEWABLES, LLC AND SUBSIDIARY
XCF GLOBAL CAPITAL, INC.

Unaudited Condensed Consolidated Financial Statements
Condensed Balance Sheets as of September 30, 2024 and December 31, 2023	F-39
Condensed Statements of Operations for the three and nine months ended September 30, 2024, three months ended September 30, 2023 and for the period February 9, 2023 (inception) to September 30, 2023	F-40
Condensed Statements of Stockholders’ Equity for the three and nine months ended September 30, 2024, three months ended September 30, 2023 and for the period February 9, 2023 (inception) to September 30, 2023
F-41
Condensed Statements of Cash Flows for the nine months ended September 30, 2024 and for the period February 9, 2023 (inception) to September 30, 2023	F-42
Notes to Condensed Financial Statements	F-43 - F-51

FOCUS IMPACT BH3 ACQUISITION COMPANY
FOCUS IMPACT BH3 NEWCO, INC.

Managing Member
New Rise Renewables, LLC and Subsidiary
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of New Rise Renewables, LLC and Subsidiary (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, member’s equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the notes to consolidated financial statements, the Company suffered a loss from operations and will require significant capital to sustain operations that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Turner, Stone & Company, L.L.P.
We have served as the Company’s auditor since 2024.
Dallas, Texas
July 15, 2024, except Notes 2, 3 and 13, as to which the date is October 30, 2024.

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	As of December 31, 2023	As of December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$158,578	$2,053,996
Restricted cash	18,022	29,762,911
Prepaid expenses	—	2,536,813
Other current assets	62,419	29,146
Total current assets	239,019	34,382,866
Land	1,260,000	1,260,000
Machinery and equipment	9,555,000	9,555,000
Operations plant	16,397,000	16,397,000
Construction in progress	281,236,004	232,723,121
TOTAL ASSETS	$308,687,023	$294,317,987

LIABILITIES AND MEMBER’S EQUITY
Current liabilities
Accounts payable	$4,865,812	$2,096,056
Accrued expenses	15,816	8,612
Loan payable	2,350,000	—
Notes payable, current portion	15,625,795	11,313,521
Accrued interest on notes payable	1,114,496	—
Interest payable on financial liability	1,223,116	—
Related party payable	28,617,235	17,035,649
Total current liabilities	53,812,270	30,453,838
Financial liability, net of closing costs	132,727,928	132,727,928
Notes payable, net of current maturities, net of closing costs	94,502,520	98,638,625
TOTAL LIABILITIES	281,042,718	261,781,261

Commitments and contingencies (Note 9)	—	—
Member’s equity	27,644,305	32,536,726
TOTAL LIABILITIES AND MEMBER’S EQUITY	$308,687,023	$294,317,987

The accompanying notes are an integral part of these consolidated financial statements.

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Revenue	$—	$—
Operating expenses
Direct costs	3,917,619	—
General and administrative expenses	1,130,100	—
Total operating expenses	(5,047,719)	—

Loss from operations	(5,047,719)	—

Other income
Interest income	55,298	78,984
Total other income	55,298	78,984

Net income (loss)	$(4,992,421)	$78,984

The accompanying notes are an integral part of these consolidated financial statements.

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF MEMBER’S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2022

Member’s Equity
Balance at December 31, 2021	$40,240,242
Member distributions	(7,782,500)
Net income	78,984
Balance at December 31, 2022	$32,536,726
Member contributions	100,000
Net loss	(4,992,421)
Balance at December 31, 2023	$27,644,305

The accompanying notes are an integral part of these consolidated financial statements.

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Cash flows from operating activities:
Net income (loss)	$(4,992,421)	$78,984
Changes in operating assets and liabilities:
Employee receivables	—	6,693
Prepaid expenses	2,536,813	(2,116,042)
Other current assets	(33,273)	(29,146)
Accounts payable	2,769,756	(513,368)
Accrued expenses	7,204	(2,569)
Net cash provided by (used in) operating activities	288,079	(2,575,448)

Cash flows from investing activities:
Net change in certificate of deposit	—	338,323
Net cash paid for construction in progress	(45,959,972)	(80,417,585)
Net cash used in investing activities	(45,959,973)	(80,079,262)

Cash flows from financing activities:
Proceeds from financial liability	—	136,533,315
Proceeds from borrowing on loan payable	2,350,000	—
Advances received from related party payable	11,581,586	2,182,797
Payments made on notes payable	—	(15,115,408)
Payments of debt closing costs	—	(3,873,864)
Member contributions	100,000	—
Member distributions	—	(7,782,500)
Net cash provided by financing activities	14,031,586	111,944,340

Net increase (decrease) in cash, cash equivalents and restricted cash	(31,640,307)	29,289,630
Cash, cash equivalents and restricted cash at beginning of year	31,816,907	2,527,277
Cash, cash equivalents and restricted cash at the end of year	$176,600	$31,816,907

Supplemental disclosure of cash flow information
Cash paid for interest	$10,040,302	$9,141,772

Supplemental disclosure of Non-Cash Investing and Financing Activities:
Capitalization of debt closing costs to construction in progress	$215,299	$205,516
Change in accrued interest on notes payable	$1,114,496	$(1,272,117)
Change in interest payable on financial liability	$1,223,116	—

The accompanying notes are an integral part of these consolidated financial statements.

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2023 and 2022
NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
Basis of Presentation
The consolidated financial statements of New Rise Renewables, LLC and Subsidiary (the “Company”) include the accounts of New Rise Renewables, LLC (“NEW RISE”) and its wholly owned subsidiary, New Rise Renewables Reno, LLC (“RENO”). All intercompany balances have been eliminated in these consolidated financial statements.
Description of Business
NEW RISE, A Delaware Limited Liability Company, was formed on September 23, 2016 for the purpose of owning 100% of RENO. The Operating Agreement of NEW RISE (the “Agreement”) specifies, among other things, the term of the limited liability company (continue until the Company terminates under the terms of the Agreement), the rights and powers of the members, capital contribution and cash distribution criteria, and profit and loss allocations. As a limited liability company, each member’s liability is generally limited to the amount in their respective capital accounts.
NEW RISE is focused on producing renewable fuels to lower the world’s carbon footprint by meeting the growing demand for renewable fuels and will concentrate on the production of clean-burning, sustainable biofuels, principally sustainable aviation fuel (“SAF”). SAF is converted from distillers corn oil, esters, fatty acid or other non-food renewable feedstock. RENO has not commenced planned principal operations. RENO’s activities since inception have consisted principally of (1) acquiring plant assets; (2) infrastructure development or construction costs such as equipment rental, construction materials, or subcontractors; and (3) other costs such as interest, insurance, or construction benefits. RENO’s activities are subject to significant risks and uncertainties, including the potential failure to secure funding to operationalize its principal operations and failure to obtain the necessary permits and licenses required for operating.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ materially from those estimates.
Liquidity and Going Concern
In accordance with Accounting Standards Update, (“ASU”), 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40) (“ASC 205-40”), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its future financial obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation requires management to perform two steps. First, management must evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern. Second, if management concludes that substantial doubt is raised, management is required to consider whether it has plans in place to alleviate that doubt. As required by ASC 205-40, this evaluation shall initially not take into consideration the potential mitigating effects of plans that have not been fully implemented as of the date the consolidated financial statements are issued. Disclosures in the notes to the consolidated financial statements are required if management concludes that substantial doubt exists or that its plans alleviate the substantial doubt that was raised.
The Company’s ultimate success is dependent on its ability to obtain additional financing and generate sufficient cash flow to meet its obligations on a timely basis. The Company’s business will require significant capital to sustain operations and the significant investments to execute its long-term business plan. Absent generation of sufficient revenue from the execution of the Company’s long-term business plan, the Company will need to obtain debt or

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
equity financing, especially if the Company experiences downturns in its business that are more severe or longer than anticipated, or if the Company experiences significant increases in expense levels resulting from being a publicly-traded company or operations. Such additional debt or equity financing may not be available to the Company on favorable terms, if at all.
As of December 31, 2023 and 2022, the Company had $158,578 and $2,053,996, respectively, in cash and cash equivalents.
Management has assessed the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise sufficient funds to pay ongoing operating expenditures and meet its obligations over the next twelve months. Based on this assessment, there are material uncertainties about the business that may cast doubt about the Company’s ability to continue as a going concern. The financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result from the outcome of this uncertainty.
NOTE 2. SUMMARY OF SIGNIFICANT POLICIES
Cash, Cash Equivalents and Restricted Cash
All highly liquid temporary cash investments with original maturities of three months or less are cash equivalents. The Company reduces its exposure to credit risk by maintaining its cash deposits with major financial institutions and monitoring their credit ratings. The Company has not experienced any losses on these accounts and believes credit risk to be minimal. The Company presents restricted cash with cash and cash equivalents in the Consolidated Statement of Cash Flows. Restricted cash represents funds the Company is required to set aside for debt servicing purposes.
Land, Machinery and Equipment, and Operation Plant
Land, machinery and equipment and operation plant are recognized at their historical cost as a transfer between entities under common control on the date of contribution by Randy Soule, the Company's sole member. These assets were contributed to the Company on September 23, 2016. Depreciation of machinery and equipment and operation plant is calculated on a straight-line basis over the estimated useful lives of the assets, which generally range from three to thirty-nine years. Expenditures for renewals and betterments that extend the useful lives of or improve existing property or equipment are capitalized. Expenditures for maintenance and repairs are expensed as incurred.
As of December 31, 2023 and 2022, machinery and equipment and operation plant has not been placed into service. Accordingly, a provision for depreciation has not been recorded.
Construction in Progress (“CIP”)
CIP consists of costs to construct RENO’s manufacturing facility. Costs are accumulated in the account until the asset is completed and placed into service. Once the assets are completed the CIP balance is transferred to property and equipment. No provision for depreciation is made on CIP until such time that the relevant assets are available and ready to use. As of December 31, 2023 and 2022, the projects were in the process of being completed.
Impairment of Long-Lived Assets
Long-lived assets, including construction in progress are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future net cash flows expected to be generated by the asset group. If an asset group is determined not to be recoverable, the asset group’s carrying value is considered to be impaired. The impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair market value of the assets and is allocated to individual assets in the asset group on a relative fair value basis, not to be reduced below an individual asset’s fair value. During the year ended December 31, 2023, the Company quantitatively assessed the long-lived assets for impairment and determined the assets were not impaired. Key inputs and assumptions used in developing the assessment of fair value for impairment testing

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
included projected future cash flows, fuel prices, feedstock prices, tax credits, discount rates and values of comparable capacity biodiesel refineries that had recently sold or are under construction, all of which require significant judgement or may vary from year to year. During the years ended December 31, 2023 and 2022, no impairment expense was recognized.
Income Taxes
As a limited liability company, federal income taxes are not payable by, or provided for, the Company. Taxable income or loss passes through to the member and is included in the member’s personal income tax return. A nominal tax at the corporate level is paid on those earnings that are attributable to certain states.
Segments
The Company operates in one segment, renewable fuels, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting”, (“ASC No. 280”). Operating segments as defined in ASC No. 280, are components of public entities that engage in business activities from which they may earn revenues and incur expenses for which separate financial information is available and which is evaluated regularly by the Company’s chief operating decision maker in deciding how to assess performance and allocate resources.
Fair Value Measurements
As defined in ASC 820, “Fair Value Measurements and Disclosures”, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between marker participants on the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that participants used to measure fair value. The hierarchy gives us the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1measurement) and the lowest priority to unobservable inputs (level 3 measurement). This fair value measurement framework applies at both initial and subsequent measurement.
Level 1: Quoted prices are available in active market for identical assets or liabilities as of the reporting data. Active markets are those in which transactions for the assets or liability occur in sufficient frequency and volume to provide information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.
Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economics measure. Subsequently all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supposed by observable level at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, option and collar.
Level 3: Pricing inputs includes significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.
Fair Value of Financial Instruments
The carrying amounts of the assets and liabilities that are considered to be financial instruments recognized on the accompanying consolidated balance sheets approximate their fair market values based upon current market indicators. Certain financial instruments are carried at cost, which management believes approximates fair market value based on the short-term nature of the instruments, or because the variable and fixed-rate debt approximates market interest rates.

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Management’s Estimates
In preparing consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.
Recent Accounting Pronouncements
During the year ended December 31, 2023, and through July 15, 2024, there were several new accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s consolidated financial statements.
NOTE 3. LAND, MACHINERY AND EQUIPMENT, OPERATIONS PLANT AND CIP
Land, machinery and equipment, operations plant and CIP consist of the following as of December 31, 2023 and 2022:

	As of December 31, 2023	As of December 31, 2022
ASSETS
Construction in progress	$281,236,004	$232,723,121
Land	1,260,000	1,260,000
Machinery and equipment	9,555,000	9,555,000
Operations plant	16,397,000	16,397,000
Total property and equipment	$308,448,004	$259,935,121

Included within construction in progress above are the following balances:

	As of December 31, 2023	As of December 31, 2022
Capitalized interest	$53,067,395	$41,912,598
Purchases from related parties	81,461,222	71,335,917

NOTE 4. NOTES PAYABLE
As of December 31, 2023 and 2022, the Company has four notes payable to a financial institution that are secured by substantially all of RENO’s assets. The notes bear interest equal to the Wall Street Journal Prime Rate plus 2.00% and 7.00%, calculated quarterly (10.5% and 15.5.%, respectively, as of December 31, 2023 and 8.25% and 13.25%, respectively, as of December 31, 2022), payable monthly. The Company has received extensions for the interest-only period and does not expect to make principal payments until the 4th quarter of 2024.
In connection with the issuance of the notes, RENO incurred direct costs and closing fees totaling $3,523,380. In accordance with FASB ASC Topic 835-30, Imputation of Interest, these costs have been recognized as debt closing costs and are being amortized over the term of the note. During the years ended December 31, 2023 and 2022, $176,169 of debt closing costs per year have been capitalized as construction in progress, respectively. The balance of the notes is presented net of the unamortized closing costs on the accompanying consolidated balance sheets. At December 31, 2023 and 2022, the gross notes payable balance was $112,580,000, which is presented net of the unamortized closing costs on the notes of $2,451,685 and $2,627,854, respectively. At December 31, 2023 and 2022, unpaid accrued interest on the notes payable was $1,114,496 and $0, respectively.

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2023 future maturities of the Company’s notes payable are as follows:

For the year ending December 31, 2023
2024	$15,625,795
2025	4,650,454
2026	4,993,705
2027	5,364,139
2028	5,746,548
Thereafter	76,199,359
Total	$112,580,000
Less: current maturities	(15,625,795)
Less: closing costs	(2,451,685)
Total notes payable, net of current maturities, net of closing costs	$94,502,520

During the years ended December 31, 2023 and 2022, all interest payments on these notes have been capitalized as construction in progress. At December 31, 2023 and 2022, respectively, unpaid accrued interest on these notes was $1,114,496 and $0, respectively.
NOTE 5. FINANCIAL LIABILITY
Failed Sale and Leaseback
For the year ended December 31, 2022, the Company engaged in a sale and leaseback transaction involving a 99-year lease of property. The agreement provides for a mandatory repurchase clause. As a result, the transaction does not meet the criteria for a sale and leaseback transaction and is instead treated as a financing arrangement by the Company.
The financing liability is categorized as a long-term liability and the amount due is $132,727,928 and $132,688,798, respectively, as of December 31, 2023 and 2022, which is presented net of unamortized closing costs.
As of December 31, 2023, the Company’s financial liability and is secured by substantially all of RENO’s assets. The note bore interest equal to 7.28% in 2023 and 2022 (Base Interest), and is payable quarterly. Additionally, the note will include supplemental interest payments beginning March 31, 2023 equal to 2.48 % of the Base Interest, with increases to 5.02%, 7.63%, and 10.30% of the Base Interest in the succeeding three years, respectively. Beginning in the sixth year the supplemental interest will be adjusted on an annual basis in accordance with the Consumer Price Index (“CPI”). The gross financial liability balance was $136,533,315 at December 31, 2023 and 2022, respectively, which is presented net of the unamortized closing costs on the note of $3,805,387 and $3,844,517, respectively as of December 31, 2023 and 2022. At December 31, 2023 and 2022, unpaid accrued interest on this note was $1,223,116 and $0, respectively.
Additionally in connection with the issuance of this note related to the financial liability, RENO incurred direct costs and closing fees totaling $3,873,864. These costs have been recognized as debt closing costs and are being amortized over the term of the note. During the years ended December 31, 2023 and 2022, $39,130 and $29,347, respectively, of debt closing costs for each period has been capitalized as construction in progress. The balance of the note was presented net of the unamortized closing costs on the accompanying consolidated balance sheets.
NOTE 6. LOAN PAYABLE
During the year ended December 31, 2023, the Company entered into loan payable with GL Part SPV I, LLC borrowing an aggregate of $2,350,000. The amount was borrowed on various dates ranging from August 14, 2023 to November 20, 2023. As of December 31, 2023 and 2022, the balance due for this loan was $2,350,000 and $0, respectively, and the amount is expected to be paid within one year.
NOTE 7. RELATED PARTY TRANSACTIONS
Related Party Payable
Encore DEC, LLC (“Encore”) provides Engineering, Procurement and Construction (“EPC”) services to NEW RISE. Encore is 100% owned by Randy Soule who is the sole member of the Company. During the years ended

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023 and 2022, Encore provided feedstock degumming and hydrotreater off gas conservation system construction services to NEW RISE and the Company incurred costs of $10,125,305 and $44,670,745, respectively, which were subsequently capitalized to CIP. During the year ended December 31, 2023, Encore paid some expenses on behalf of NEW RISE totaling $4,483,886 (net of expense reimbursements to Encore) and during the year ended December 31, 2022, Encore extended an advance to NEW RISE for $15,815,349. The outstanding payable balance to Encore as of December 31, 2023 and 2022, was $28,617,235 and $17,035,649, respectively. The payable has no due date but management of the Company expects to repay the balance in full during the year ending December 31, 2024.
NOTE 8. EMPLOYEE RETENTION TAX CREDIT
During the years ended December 31, 2023 and 2022, the Company qualified for the Employee Retention Credit (“ERC”). During the years ended December 31, 2023 and 2022, $0 and $98,041, respectively, in ERC refunds was included in employee retention credit income as a reduction of capitalized costs within CIP in the accompanying consolidated balance sheets. During the years ended December 31, 2023 and 2022, the Company collected $0 and $108,797, respectively, of these ERC refunds, including $0 and $10,756, respectively, related to interest income.
NOTE 9. COMMITMENTS AND CONTINGENCIES
The Company is subject to various claims that arise in the normal course of business. In the opinion of management, the ultimate disposition of such claims will not have a material adverse effect on the consolidated financial position or results of operations of the Company.
NOTE 10. CONCENTRATIONS OF CREDIT RISK
The Company maintains its cash balances in financial institutions. The balances in the financial institutions are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company’s cash balances may be in excess of the insured limit.
NOTE 11. VENDOR CONCENTRATIONS
As of December 31, 2023, the Company had three major vendors that accounted for approximately 64% and $3,118,364 of accounts payable at year end. As of December 31, 2022, the Company had one major vendor that accounted for approximately 23% and $484,431 of accounts payable at year end. The Company expects to maintain these relationships with the vendors.
NOTE 12. PREPAID EXPENSES
As of December 31, 2023 and 2022, the prepaid expenses are $0 and $2,536,813, respectively. These prepaid expenses related to advance payments of interest on the financial liability.
NOTE 13. AMENDMENTS
Certain disclosures are made in the December 31, 2023 and 2022 amended financial statements which were not in previous reports; none of which are material.
Footnote 2 previously stated that land, machinery and equipment and operation plant are recognized at fair market value when in fact they are recognized at cost at the date of contribution by Randy Soule, the Company’s sole member.
A table has been added to Footnote 3 breaking out capitalized interest and related party purchases.
Footnote 2 has been expanded to clarify that no impairment expense has been recognized.
NOTE 14. SUBSEQUENT EVENTS
On March 12, 2024, XCF Global Capital, Inc, was the subject of an 8-K filing with the SEC to effectuate a merger with a special purpose acquisition company, Focus Impact BH3 Acquisition Company, a Delaware corporation (“Symbol:BHAC”). The Company has entered into a Membership Interest Purchase Agreement to merge into this combined entity in exchange for a combination of stock and notes.

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30, 2024	As of December 31, 2023
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$5,048,796	$158,578
Restricted cash	6,206	18,022
Other current assets	62,419	62,419
Total current assets	5,117,421	239,019
Land	1,260,000	1,260,000
Machinery and equipment	9,555,000	9,555,000
Operations plant	16,397,000	16,397,000
Construction in progress	306,277,529	281,236,004
TOTAL ASSETS	$338,606,950	$308,687,023

LIABILITIES AND MEMBER’S EQUITY
Current liabilities
Accounts payable	$1,286,297	$4,865,812
Accrued expenses	72,636	15,816
Loan payable	2,350,000	2,350,000
Loan payable to related party	1,421,000	—
Notes payable, current portion	18,613,635	15,625,795
Accrued interest on notes payable	7,572,957	1,114,496
Interest payable on financial liability	6,390,619	1,223,116
Related party payable	23,947,204	28,617,235
Total current liabilities	61,654,348	53,812,270
Financial liability, net of closing costs	132,757,276	132,727,928
Notes payable, net of current maturities, net of closing costs	91,146,806	94,502,520
TOTAL LIABILITIES	285,558,430	281,042,718

Commitments and contingencies (Note 8)
Member’s equity	53,048,520	27,644,305
TOTAL LIABILITIES AND MEMBER’S EQUITY	$338,606,950	$308,687,023

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the three months ended September 30, 2024	For the three months ended September 30, 2023	For the nine months ended September 30, 2024	For the nine months ended September 30, 2023
Revenue	$—	$—	$—	$—
Operating expenses
Direct costs	849,027	1,190,022	1,929,155	3,338,476
General and administrative expenses	1,765,175	241,105	5,456,647	846,804
Total operating expenses	(2,614,202)	(1,431,127)	(7,385,802)	(4,185,280)

Loss from operations	(2,614,202)	(1,431,127)	(7,385,802)	(4,185,280)

Other income
Interest income	7	7,711	17	52,774
Total other income	7	7,711	17	52,774

Net loss	$(2,614,195)	$(1,423,416)	$(7,385,785)	$(4,132,505)

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF MEMBER’S EQUITY
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023 (UNAUDITED)

Member’s equity
Balance at December 31, 2023	$ 27,644,305
Member contributions	2,840,000
Net loss	(2,224,527)
Balance at March 31, 2024	$ 28,259,778
Member contributions	6,250,000
Net loss	(2,547,063)
Balance at June 30, 2024	$ 31,962,715
Member contributions	23,700,000
Net loss	(2,614,195)
Balance at September 30, 2024	$ 53,048,520

Member’s equity
Balance at December 31, 2022	$ 32,536,726
Net loss	(1,110,685)
Balance at March 31, 2023	$ 31,426,041
Net loss	(1,598,403)
Balance at June 30, 2023	$ 29,827,638
Net loss	(1,423,417)
Balance at September 30, 2023	$ 28,404,221

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the nine months ended September 30, 2024	For the nine months ended September 30, 2023
Cash flows from operating activities:
Net loss	$(7,385,785)	$(4,132,505)
Changes in operating assets and liabilities:
Prepaid expenses	—	2,536,814
Other current assets	—	(24,133)
Accounts payable	(3,579,515)	1,619,918
Accrued expenses	56,820	(4,966)
Related party payable	(4,670,030)	419,665
Net cash provided by (used in) operating activities	(15,578,510)	414,793

Cash flows from investing activities:
Net cash paid for construction in progress	(13,254,088)	(29,511,057)
Net cash used in investing activities	(13,254,088)	(29,511,057)

Cash flows from financing activities:
Proceeds from borrowing	500,000	—
Repayments of borrowing	(1,000,000)	1,700,000
Proceeds from loans from related party	1,421,000	—
Member contributions	32,790,000	—
Net cash provided by financing activities	33,711,000	1,700,000

Net increase/ (decrease) in cash, cash equivalents and restricted cash	4,878,402	(27,396,264)
Cash, cash equivalents and restricted cash at beginning of period	176,600	31,816,907
Cash, cash equivalents and restricted cash at the end of period	$5,055,502	$4,420,643

Supplemental disclosure of cash flow information
Cash paid for interest	$3,571,998	$9,227,651

Supplemental disclosure of Non-Cash Investing and Financing Activities:
Capitalization of debt closing costs to construction in progress	$161,474	$161,474
Accrued interest on notes payable	$6,458,461	$—
Interest payable on financial liability	$5,167,503	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE PERIODS ENDED SEPTEMBER 30, 2024 and 2023
NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
Basis of Presentation
The condensed consolidated financial statements of New Rise Renewables, LLC and Subsidiary (the “Company”) include the accounts of New Rise Renewables, LLC (“NEW RISE”) and its wholly owned subsidiary, New Rise Renewables Reno, LLC (“RENO”, and collectively, the “Company”). All intercompany balances have been eliminated in these condensed consolidated financial statements.
Description of Business
NEW RISE, A Delaware Limited Liability Company, was formed on September 23, 2016 for the purpose of owning 100% of RENO. The Operating Agreement of NEW RISE (the “Agreement”) specifies, among other things, the term of the limited liability company (continue until the Company terminates under the terms of the Agreement), the rights and powers of the members, capital contribution and cash distribution criteria, and profit and loss allocations. As a limited liability company, each member’s liability is generally limited to the amount in their respective capital accounts.
NEW RISE is focused on producing renewable fuels to lower the world’s carbon footprint by meeting the growing demand for renewable fuels and will concentrate on the production of clean-burning, sustainable biofuels, principally sustainable aviation fuel (“SAF”). SAF is converted from distillers corn oil, esters, fatty acid or other non-food renewable feedstock. RENO has not commenced planned principal operations. RENO’s activities since inception have consisted principally of (1) acquiring plant assets; (2) infrastructure development or construction costs such as equipment rental, construction materials, or subcontractors; and (3) other costs such as interest, insurance, or construction benefits. RENO’s activities are subject to significant risks and uncertainties, including the potential failure to secure funding to operationalize its principal operations and failure to obtain the necessary permits and licenses required for operations.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ materially from those estimates.
Liquidity and Going Concern
In accordance with Accounting Standards Update, (“ASU”), 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40) (“ASC 205-40”), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. This evaluation requires management to perform two steps. First, management must evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern. Second, if management concludes that substantial doubt is raised, management is required to consider whether it has plans in place to alleviate that doubt. As required by ASC 205-40, this evaluation shall initially not take into consideration the potential mitigating effects of plans that have not been fully implemented as of the date the financial statements are issued. Disclosures in the notes to the financial statements are required if management concludes that substantial doubt exists or that its plans alleviate the substantial doubt that was raised.
The Company’s ultimate success is dependent on its ability to obtain additional financing and generate sufficient cash flow to meet its obligations on a timely basis. The Company’s business will require significant capital to sustain operations and the significant investments to execute its long-term business plan. Absent generation of sufficient revenue from the execution of the Company’s long-term business plan, the Company will need to obtain debt or

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
equity financing, especially if the Company experiences downturns in its business that are more severe or longer than anticipated, or if the Company experiences significant increases in expense levels resulting from being a publicly-traded company or operations. Such additional debt or equity financing may not be available to the Company on favorable terms, if at all.
As of September 30, 2024 and December 31, 2023, the Company had $5,048,796 and $158,578, respectively, in cash and cash equivalents.
Management has assessed the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise sufficient funds to pay ongoing operating expenditures and meet its obligations over the next twelve months. Based on this assessment, there are material uncertainties about the business that may cast doubt about the Company’s ability to continue as a going concern. The financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result from the outcome of this uncertainty.
NOTE 2. SUMMARY OF SIGNIFICANT POLICIES
Cash, Cash Equivalents and Restricted Cash
All highly liquid temporary cash investments with original maturities of three months or less are cash equivalents. The Company reduces its exposure to credit risk by maintaining its cash deposits with major financial institutions and monitoring their credit ratings. The Company has not experienced any losses on these accounts and believes credit risk to be minimal. The Company presents restricted cash with cash and cash equivalents in the Consolidated Statement of Cash Flows. Restricted cash represents funds the company is required to set aside for debt servicing purposes.
Land, Machinery and equipment and Operation plant
Land, machinery and equipment and operation plant are recognized at their historical cost as a transfer between entities under common control on the date of contribution by Randy Soule, the Company’s sole member. These assets were contributed to the Company on September 23, 2016. The historical cost of land, machinery and equipment, and operation plant on the date of contribution were $1,260,000, $9,555,000 and $16,397,000, respectively. Depreciation of machinery and equipment and operation plant is calculated on a straight-line basis over the estimated useful lives of the assets, which generally range from three to thirty-nine years. Expenditures for renewals and betterments that extend the useful lives of or improve existing property or equipment are capitalized. Expenditures for maintenance and repairs are expensed as incurred.
As of September 30, 2024 and December 31, 2023, machinery and equipment and operation plant have not been placed into service. Accordingly, a provision for depreciation has not been recorded.
Construction in progress (“CIP”)
CIP consists of costs to construct RENO’s manufacturing facility. Costs are accumulated in the account until the asset is completed and placed into service. Once the assets are completed the CIP balance is transferred to property and equipment. No provision for depreciation is made on CIP until such time that the relevant assets are available and ready to use. As of September 30, 2024 and December 31, 2023, the projects were in the process of being completed.
Impairment of Long-Lived Assets
Long-lived assets, including construction in progress are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future net cash flows expected to be generated by the asset group. If an asset group is determined not to be recoverable, the asset group’s carrying value is then compared to the fair value, if the asset group’s carrying value exceeds the fair value, the asset group is considered to be impaired. The impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair market value of the assets and is allocated to individual assets in the asset group on a

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
relative fair value basis, not to be reduced below an individual asset’s fair value. During the period ended December 31, 2023, the Company quantitatively assessed the long-lived assets for impairment and determined the assets were not impaired. Key inputs and assumptions used in developing the assessment of fair value for impairment testing included projected future cash flows, fuel prices, feedstock prices, tax credits, discount rates and values of comparable capacity biodiesel refineries that had recently sold or are under construction, all of which require significant judgement or may vary from year to year. During the nine months ended September 30, 2024 and September 30, 2023, no impairment expense was recognized.
Income Taxes
As a limited liability company, federal income taxes are not payable by, or provided for, the Company. Taxable income or loss passes through to the member and is included in the member’s personal income tax return. A nominal tax at the corporate level is paid on those earnings that are attributable to certain states.
Segments
The Company operates in one segment, renewable fuels, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting”, (“ASC No. 280”). Operating segments as defined in ASC No. 280, are components of public entities that engage in business activities from which they may earn revenues and incur expenses for which separate financial information is available and which is evaluated regularly by the Company’s chief operating decision maker in deciding how to assess performance and allocate resources.
Fair Value Measurements
As defined in ASC 820, “Fair Value Measurements and Disclosures”, fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between marker participants on the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that participants that inputs used to measure fair value. The hierarchy gives us the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). This fair value measurement framework applies at both initial and subsequent measurement.
Level 1: Quoted prices are available in active market for identical assets or liabilities as of the reporting data. Active markets are those in which transactions for the assets or liability occur in sufficient frequency and volume to provide information on an ongoing basis. Level 1 primarily consist of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.
Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economics measure. Subsequently all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supposed by observable level at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, option and collar.
Level 3: Pricing inputs includes significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.
Fair Value of Financial Instruments
The carrying amounts of the assets and liabilities that are considered to be financial instruments recognized on the accompanying consolidated balance sheets approximate their fair market values based upon current market

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
indicators. Certain financial instruments are carried at cost, which management believes approximates fair market value based on the short-term nature of the instruments, or because the variable and fixed-rate debt approximates market interest rates.
Management’s Estimates
In preparing condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.
Recent Accounting Pronouncements
During the nine months ended September 30, 2024, and through issuance of the condensed consolidated financial statement, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s condensed consolidated financial statements.
NOTE 3. LAND, MACHINERY AND EQUIPMENTS, OPERATIONS PLANT AND CIP
Land, machinery and equipment, operation plant and CIP consists of the following as of September 30, 2024 and December 31, 2023:

	As of September 30, 2024	As of December 31, 2023
ASSETS
Construction in progress	$306,277,529	$281,236,004
Machinery and equipment	9,555,000	9,555,000
Land	1,260,000	1,260,000
Operation plant	16,397,000	16,397,000
Total property and equipment	$333,489,529	$308,448,004

Included within Construction in progress above are the following balances:

	As of September 30, 2024	As of December 31, 2023
Capitalized interest	$63,097,855	$53,067,395
Purchases from related party	81,461,222	81,461,222

NOTE 4. NOTES PAYABLE
As of September 30, 2024 and December 31, 2023, the Company has four notes payable to a financial institution that are secured by substantially all of RENO’s assets. The notes bear interest equal to the Wall Street Journal Prime Rate plus 2.00% and 7.00%, calculated quarterly (10.5% and 15.5.%, respectively, as of September 30, 2024 and 10.5% and 15.5%, respectively, as of December 31, 2023), payable monthly. The Company has received extensions for the interest-only period and does not expect to make principal payments until the 4th quarter of 2024.
In connection with the issuance of the notes, RENO incurred direct costs and closing fees totaling $3,523,380. In accordance with FASB ASC Topic 835-30, “Imputation of Interest”, these costs have been recognized as debt closing costs and are being amortized over the term of the note. During the nine months ended September 30, 2024 and 2023, $132,127 and $132,127 of debt closing costs has been capitalized as construction in progress, respectively. The balance of the notes is presented net of the unamortized closing costs on the accompanying condensed consolidated balance sheets. At September 30, 2024 and December 31, 2023, the gross notes payable balances were $112,080,000 and $112,580,000, which are presented net of the unamortized closing costs on the notes of $2,319,558 and $2,451,685, respectively. At September 30, 2024 and December 31, 2023, unpaid accrued interest on the notes payable was $7,572,957 and $1,114,496, respectively.

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At September 30, 2024, future maturities of the Company’s notes payable are as follows:

For the period ending	September 30, 2024
Less than 1 year	$18,613,635
1 – 2 years	4,907,892
2 – 3 years	5,271,531
3 – 4 years	5,650,946
Year 5	6,082,666
Thereafter	71,553,330
Total	$112,080,000
Less: current maturities	(18,613,635)
Less: closing costs	(2,319,558)
Total notes payable, net of current maturities, net of closing costs	$91,146,806

During the nine months ended September 30, 2024 and 2023, all interest payments on these notes have been capitalized as construction in progress.
NOTE 5. FINANCIAL LIABILITY
Failed Sale and Leaseback
For the year ended December 31, 2022, the Company engaged in a sale and leaseback transaction involving a 99-year lease of property. The agreement provides for a mandatory repurchase clause. As a result, the transaction does not meet the criteria for a sale and leaseback transaction and is instead treated as a financing arrangement by the Company.
The financing liability is categorized as long-term liability and the due is $132,757,276 and $132,727,928, respectively as of September 30, 2024 and December 31, 2023, which is presented net of unamortized closing costs.
As of September 30, 2024, the Company has a financial liability due to a financial institution, which is secured by substantially all of RENO’s assets. The note bore interest equal to 7.28% on September 30, 2024 and 7.28% on December 31, 2023 (Base Interest), and is payable quarterly. Additionally, the note included supplemental interest payments beginning March 31, 2023 equal to 2.48% of the Base Interest, with increases to 5.02%, 7.63%, and 10.30% of the Base Interest in the succeeding three years, respectively. Beginning in the sixth year the supplemental interest will be adjusted on an annual basis in accordance with the Consumer Price Index (“CPI”). The gross financial liability balance was $136,533,315 at September 30, 2024 and December 31, 2023, respectively, which is presented net of the unamortized closing costs on the note of $3,776,039 at September 30, 2024 and $3,805,387 at December 31, 2023. At September 30, 2024 and December 31, 2023, unpaid accrued interest on this note was $6,390,619 and $1,223,116, respectively.
Additionally in connection with the issuance of this note, RENO incurred direct costs and closing fees totaling $3,873,864. These costs have been recognized as a debt closing costs and are being amortized over the term of the note. During the nine months ended September 30, 2024 and 2023, $29,347 of debt closing costs for each period has been capitalized as construction in progress. The balance of the note was presented net of the unamortized closing costs on the accompanying consolidated balance sheets.
NOTE 6. LOAN PAYABLE
During the year ended December 31, 2023, the Company entered into loan payable with GL Part SPV I, LLC borrowing an aggregate of $2,350,000. The amount was borrowed on various dates ranging from August 14, 2023 to November 20, 2023. As of September 30, 2024 and December 31, 2023, the balance due for this loan was $2,350,000, and the amount is expected to be paid within 1 year.

NEW RISE RENEWABLES, LLC AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NOTE 7. RELATED PARTY TRANSACTIONS
Related Party Payable
Encore DEC, LLC (“Encore”) provides Engineering, Procurement and Construction (“EPC”) services to the Company. Encore is 100% owned by Randy Soule who is the sole member of the Company. During the periods ended September 30, 2024 and December 31, 2023, Encore provided feedstock degumming and hydrotreater off gas conservation system construction services to NEW RISE and the Company incurred costs of $0 and $10,125,305, respectively, which were subsequently capitalized to CIP. During the periods ended September 30, 2024 and December 31, 2023, Encore paid some expenses on behalf of NEW RISE totaling $63,116 and $4,483,886 (net of expense reimbursements to Encore), respectively. The outstanding payable balance to Encore as of September 30, 2024 and December 31, 2023, was $23,987,193 and $28,617,235, respectively. The payable has no due date but management of the Company expects to repay the balance in full during the year ending December 31, 2024.
Loan Payable to Related Party
During the period ended September 30, 2024, the Company entered into a loan payable with New Rise SAF Renewables Limited Liability (“NR SAF”), borrowing an aggregate of $1,421,000. NR SAF is 95% owned by Randy Soule who is the sole member of NEW RISE. The amount was borrowed on various dates ranging from January 29, 2024 to May 9, 2024. As of September 30, 2024 and December 31, 2023, the balance due for this loan was $1,421,000 and $0, respectively, and the amount is expected to be paid within 1 year.
NOTE 8. COMMITMENTS AND CONTINGENCIES
The Company is subject to various claims that arise in the normal course of business. In the opinion of management, the ultimate disposition of such claims will not have a material adverse effect on the condensed consolidated financial position or results of operations of the Company.
NOTE 9. CONCENTRATIONS OF CREDIT RISK
The Company maintains its cash balances in financial institutions. The balances in the financial institutions are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company’s cash balances may be in excess of the insured limit.
NOTE 10. VENDOR CONCENTRATIONS
As of September 30, 2024, the Company had two major vendors that accounted for approximately 78% and $998,414 of accounts payable at period end. As of December 31, 2023, the Company had three major vendors that accounted for approximately 64% and $3,118,364 of accounts payable at year end. The Company expects to maintain these relationships with the vendors.
NOTE 11. SUBSEQUENT EVENTS
The Company has evaluated all transactions through the date of the accompanying condensed consolidated financial statements were issued for subsequent events disclosure or adjustment consideration.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
XCF Global Capital, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of XCF Global Capital, Inc (the “Company”) as of December 31, 2023, and the related statements of operations, stockholders’ equity, and cash flows for the period February 9, 2023 (inception) to December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for period February 9, 2023 (inception) to December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company suffered a loss from operations and will require significant capital to sustain operations that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Turner, Stone & Company, L.L.P.
We have served as the Company’s auditor since 2024.
Dallas, Texas
April 22, 2024

XCF GLOBAL CAPITAL, INC.
BALANCE SHEET

At December 31, 2023
ASSETS
Current assets
Cash	$55,647
Total current assets	55,647
Land	360,000
Construction in progress	12,887,415
TOTAL ASSETS	$13,303,062
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	$182,237
Related party payables	13,000
Interest payable	331,259
Notes payable	1,439,095
Note payable to related party	356,426
Convertible notes payable to related party	202,383
Total current liabilities	2,524,400
TOTAL LIABILITIES	2,524,400
Commitments and contingencies (Note 8)	—
STOCKHOLDERS’ EQUITY
Preferred stock; $0.001 par value, 100,000,000 shares authorized; none issued and outstanding	—
Common stock, $0.001 par value, 900,000,000 shares authorized 62,329,743 shares issued and outstanding at December 31, 2023, respectively	62,330
Subscription receivable	(42,500)
Additional paid in capital	11,005,442
Accumulated deficit	(246,610)
TOTAL STOCKHOLDERS’ EQUITY	10,778,662
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$13,303,062

The accompanying notes are an integral part of these financial statements.

XCF GLOBAL CAPITAL, INC.
STATEMENT OF OPERATIONS

For the Period February 9, 2023 (inception) to December 31, 2023
Operating expenses
Professional fees	$141,557
Other expenses	69,660
Total operating expenses	211,217
Operating loss	211,217
Other expenses
Interest expense	35,393
Total other expenses	35,393
Net Loss	$246,610
Loss per common share, basic and diluted	$(0.01)
Weighted average number of common shares outstanding, basic and diluted	17,422,029

The accompanying notes are an integral part of these financial statements.

XCF GLOBAL CAPITAL, INC.
STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FEBRUARY 9, 2023 (inception) TO DECEMBER 31, 2023

	Preferred stock		Common stock		Additional Paid in Capital	Subscription Receivable	Accumulated Deficit	Total Equity
	Shares	Amount	Shares	Amount
Balance on February 9, 2023 (inception)	—	$—	—	$—	$—	$—	$—	$—
Common shares issued for subscription receivable	—	— -	42,500,000	42,500	—	(42,500)	—	—
Common shares issued in the settlement of convertible debt	—	—	2,329,743	2,330	1,075,114	—	—	1,077,444
Common shares issued for the asset acquisition	—	—	17,500,000	17,500	9,930,328	—	—	9,947,828
Net Loss	—	—	—	—	—	—	(246,610)	(246,610)
Balance at December 31, 2023	—	$—	62,329,743	$62,330	$11,005,442	$(42,500)	$(246,610)	$10,778,662

The accompanying notes are an integral part of these financial statements.

XCF GLOBAL CAPITAL, INC.
STATEMENT OF CASH FLOWS

For the Period February 9, 2023 (inception) to December 31, 2023
Cash flows from operating activities:
Net loss	$(246,610)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of convertible notes for services paid on behalf of XCF	50,000
Changes in operating assets and liabilities:
Interest payable	35,393
Accrued expenses and other current liabilities	91,481
Net cash used in operating activities	(69,736)
Cash flows from investing activities:
Construction in progress	(35,000)
Net cash used in investing activities	(35,000)
Cash flows from financing activities:
Proceeds from issuance of convertible notes	152,383
Proceed from advance to related party	8,000
Net cash provided by financing activities	160,383
Cash at beginning of period	—
Cash at the end of period	$55,647
Supplement disclosure of Non-Cash Investing and Financing Activities:
Assumption of notes payable	$1,439,095
Assumption of accrued expenses	$90,756
Assumption of related party payable	$5,000
Assumption of notes payable to related party	$356,426
Assumption of interest payable	$295,866
Common stock issued for conversion of debt	$1,077,444
Common stock issued for asset acquisition	$9,947,828
Acquisition of construction in progress and land	$13,212,415

The accompanying notes are an integral part of these financial statements.

XCF GLOBAL CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
Description of Business
XCF Global Capital, Inc. (“XCF or the “Company”) was founded and incorporated on January 20, 2023 and commenced operations on February 9, 2023 with the mission to reduce the world’s carbon footprint through production of clean-burning, sustainable biofuels, principally Sustainable Aviation Fuel (“SAF”). XCF was originally formed as a holding company to scale and operate clean fuel production facilities with plans to implement a fully integrated business model from feedstock supply and production to marketing and sales of renewable fuels. XCF owns biodiesel plants located in Fort Myers, Florida and Wilson, North Carolina which XCF intends to further build-out and reconstruct to produce SAF.
On October 31, 2023 XCF entered into an asset purchase agreement with Southeast Renewables, LLC (“Southeast”) to acquire a biodiesel plant in Wilson, North Carolina. Also, on October 31, 2023 XCF entered into an asset purchase agreement with Good Steward Biofuels FL, LLC (“Good Steward”) to acquire a biodiesel plant in Fort Myers, Florida.
XCF intends to build a nationwide portfolio of SAF production facilities that use non-food feedstocks at competitive production costs, and implement a fully integrated business model from feedstock supply and production to marketing and sales of sustainable aviation fuels.
XCF expects the adoption of low-carbon fuel standards and the increase in the demand for sustainable energy to drive industry growth requirements and an expanding customer base. XCF expects its customers to include global energy companies, fixed based operators and/or airlines that use SAF and to operate their diverse businesses.
Basis of Presentation
The accompanying financial statements include all accounts of the Company. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying financial statements are from the commencement of operations of XCF on February 9, 2023 through December 31, 2023.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ materially from those estimates.
Liquidity and Going Concern
In accordance with Accounting Standards Update, (“ASU”), 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40) (“ASC 205-40”), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. This evaluation requires management to perform two steps. First, management must evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern. Second, if management concludes that substantial doubt is raised, management is required to consider whether it has plans in place to alleviate that doubt. As required by ASC 205-40, this evaluation shall initially not take into consideration the potential mitigating effects of plans that have not been fully implemented as of the date the financial statements are issued. Disclosures in the notes to the financial statements are required if management concludes that substantial doubt exists or that its plans alleviate the substantial doubt that was raised.
The Company’s ultimate success is dependent on its ability to obtain additional financing and generate sufficient cash flow to meet its obligations on a timely basis. The Company’s business will require significant capital to sustain operations and the significant investments to execute its long-term business plan. Absent generation of sufficient revenue from the execution of the Company’s long-term business plan, the Company will need to obtain debt or

XCF GLOBAL CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
equity financing, especially if the Company experiences downturns in its business that are more severe or longer than anticipated, or if the Company experiences significant increases in expense levels resulting from being a publicly-traded company or operations. Such additional debt or equity financing may not be available to the Company on favorable terms, if at all.
At December 31, 2023, the Company had $55,647 in cash.
Management has assessed the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise sufficient funds to pay ongoing operating expenditures and meet its obligations over the next twelve months. Based on this assessment, there are material uncertainties about the business that may cast doubt about the Company’s ability to continue as a going concern. Management currently has available certain bridge financing from a significant shareholder to fund its operations but is actively seeking new sources of financing at more favorable terms and conditions, that will enable the Company to meet its obligations for the twelve-month period from the date the financial statements are available to be issued. The financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result from the outcome of this uncertainty.
NOTE 2. SUMMARY OF SIGNIFICANT POLICIES
Acquisition of Biodiesel Plants
Upon the acquisition of biodiesel plants, the Company evaluates its acquired assets for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. The Company accounted for the acquisitions consummated in October 2023 as asset acquisitions because the acquired assets and liabilities do not meet the definition of a business in accordance with ASC 805. The accounting model for asset acquisitions is similar to the accounting model for business combinations, except that the acquisition consideration (including acquisition costs) is allocated to the individual assets acquired and liabilities assumed on a relative fair value basis. Any excess (deficit) of the consideration transferred relative to the sum of the fair value of the assets acquired and liabilities assumed is allocated to the individual assets and liabilities based on their relative fair values. Depreciation is computed on a straight-line basis over the remaining useful lives of the related tangible assets.
Cash and Cash Equivalents
The Company considers cash in banks and holdings of highly liquid investments with original maturities of three months or less when purchased to be cash or cash equivalents. At various times throughout the year, and as of December 31, 2023, no accounts held at financial institutions were in excess of the federally insured limit of $250,000. The Company reduces its exposure to credit risk by maintaining its cash deposits with major financial institutions and monitoring their credit ratings. The Company has not experienced any losses on these accounts and believes credit risk to be minimal.
Construction in progress (“CIP”)
CIP consists of initial costs associated with the acquisitions of the Ft. Myers, Florida and the Wilson, North Carolina plants. When CIP is finished the assets will be transferred to property, plant and equipment. No provision for depreciation is made on CIP until such time that the relevant assets are available and ready to use. During the period ended December 31, 2023 the projects are on hold until financing is obtained.
Long-Lived Assets- Impairments
The Company’s long-lived assets consist primarily of construction in progress and land. Construction in progress and land are stated at cost. Depreciation begins when an asset is placed into service or is substantially complete and ready for its intended use. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.
Expenditures for repairs and maintenance are charged to expense as incurred. The carrying amount of assets sold or retired and the related accumulated depreciation are eliminated in the year of disposal, with resulting gains or losses

XCF GLOBAL CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
on disposition of construction in progress and land included in other income or expense. When the Company identifies assets to be sold, those assets are valued based on their estimated fair value less costs to sell, classified as held-for-sale and depreciation is no longer recorded. Estimated losses on disposals are included within operating expenses.
The carrying amounts of long-lived assets are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable.
Notes payable
In accordance with ASC Topic 470, Debt each debt instrument is assessed for purposes of classification and initial recognition. The Company records initial debt financing by recording on the balance sheet the amount of cash proceeds and net of deferred financing costs as of the settlement date. All costs are reported as an adjustment to the carrying amount of the liability posted upon receipt.
Deferred financing costs associated with the promissory notes and other notes payable discussed within Note 7, as well as lender costs, are recorded as a reduction of noncurrent liabilities and are amortized as interest expense using the effective interest method over the related contractual term.
Income Taxes
The Company records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards. Accounting standards regarding income taxes requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more likely than not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with operating loss and tax credit carryforwards not expiring unused, and tax planning alternatives.
Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Accounting standards regarding uncertainty in income taxes provides a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.
Segments
The Company operates in one segment, renewable fuels, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting”, (“ASC No. 280”). Operating segments as defined in ASC No. 280, are components of public entities that engage in business activities from which they may earn revenues and incur expenses for which separate financial information is available and which is evaluated regularly by the Company’s chief operating decision maker in deciding how to assess performance and allocate resources.
Fair Value Measurements
As defined in ASC 820, Fair Value Measurements and Disclosures, fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between marker participants on the measurement date (exit price). The Company utilize market data or assumption that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.

XCF GLOBAL CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that participants that inputs used to measure fair value. The hierarchy gives us the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1measurement) and the lowest priority to unobservable inputs (level 3 measurement). This fair value measurement framework applies at both initial and subsequent measurement.
Level 1: Quoted prices are available in active market for identical assets or liabilities as of the reporting data. Active markets are those in which transactions for the assets or liability occur in sufficient frequency and volume to provide information on an ongoing basis. Level 1 primarily consist of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.
Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economics measure. Subsequently all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supposed by observable level at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, option and collar.
Level 3: Pricing inputs includes significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.
Fair Value of Financial Instrument
The carrying value of cash, accrued expenses and other current liabilities approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of notes payable and convertible notes payable approximate the estimates fair value for these financial instruments as management believes that such notes constitute substantially all of the Company’s debt and interest payable on the notes approximates the Company’s incremental borrowing rate.
Net Loss Per Common Share
Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders (the numerator) by the weighted average number of common shares outstanding for the period (the denominator). Diluted net income per common share attributable to common shareholders is computed by dividing net income by the weighted average number of common shares outstanding during the period adjusted for the dilutive effects of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. For the period ended December 31, 2023 no dilutive effect for common stock equivalents was considered in the calculation of diluted loss per share as their effect was anti-dilutive.
Recent Accounting Pronouncements
During the period ended December 31, 2023, and through April 22, 2024, there were several new accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2023-09 (“ASU 2023-09”), Income Taxes, which enhances the transparency of income tax disclosures by expanding annual disclosure requirements related to the rate reconciliation and income taxes paid. The amendments are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.

XCF GLOBAL CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
All other new accounting pronouncements issued but not yet effective or adopted have been deemed not to be relevant to us, hence are not expected to have any impact once adopted.
NOTE 3. ASSET ACQUISITION
2023 Asset Acquisition
North Carolina
On October 31, 2023, the Company entered into an asset purchase agreement with Southeast Renewables, LLC (“Southeast Renewables”) to acquire its Wilson, North Carolina biodiesel plant. XCF issued Southeast Renewables 7,700,000 shares of XCF and issued a convertible promissory note (“Southeast Renewables Convertible Note”) in principal amount of $23 million, with a maturity date of October 31, 2024. The Company is accounting for the asset acquisitions in accordance with ASC 350 as neither facility met the definition of a business per ASC 805.
On December 29, 2023, Southeast Renewables exercised its right to convert the Southeast Renewables Convertible Note principal balance of $23 million plus accrued interest of $297,425 into 2,329,743 shares of XCF common stock.
The Company determined that the fair value of the assets acquired were more readily determinable then the fair value of the shares issued and convertible note issued, and have therefore recognized the assets acquired and liabilities assumed on a relative fair value basis. The following table summarizes the acquisition date fair value of the purchase price allocation assigned to each major class of assets acquired and liabilities assumed during the period ended December 31, 2023 as follows:

ASSETS ACQUIRED
Land	$360,000
Biodiesel plants	4,280,207
Total Assets Acquired	$4,640,207

LIABILITIES ASSUMED
Assumed indebtedness	$1,720
Total Liabilities Assumed	$1,720

Ft. Myers, Florida
On October 31, 2023, the Company also entered into an asset purchase agreement with Good Steward Biofuels FL, LLC (“Good Steward”), to acquire its Fort Myers, FL biodiesel plant assets. The Company issue Southeast Renewables, the parent company of Good Steward, 9,800,000 shares of XCF common stock as partial consideration for the purchase, and also assumed certain liabilities to Southeast Renewables. The Company is accounting for the asset acquisitions in accordance with ASC 350 as neither facility met the definition of a business per ASC 805.
The Company determined that the fair value of the assets acquired were more readily determinable then the fair value of the shares issued and convertible note issued, and have therefore recognized the assets acquired and liabilities assumed on a relative fair value basis. The following table summarizes the acquisition date fair value of the purchase price allocation assigned to each major class of assets acquired and liabilities assumed during the period ended December 31, 2023 as follows:

ASSETS ACQUIRED
Biodiesel plants	$8,572,208
Total Assets Acquired	$8,572,208

LIABILITIES ASSUMED
Assumed indebtedness	$2,185,423
Total Liabilities Assumed	$2,185,423

XCF GLOBAL CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
The estimated fair market value of the plant equipment is based on separating each asset from the site.
NOTE 4. CONSTRUCTION IN PROGRESS
Construction in progress consisted of the following as of:

	Life (in years)	December 31, 2023
Construction in progress	6-8	$12,852,415
Addition during the period ended December 31, 2023		35,000
Construction in progress		$12,887,415

The Company has not placed any of the assets into service, therefore depreciation expense for the period ended December 31, 2023, was $0.
NOTE 5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
During the period ended December 31, 2023, the Company recognized accrued expenses and other current liabilities of $182,337, primarily consisting of property tax, reimbursement payable and legal fees payable. Accrued expenses and other current liabilities consist of the following as of:

December 31, 2023
Property tax	$78,817
Legal Fees Payable	47,557
Reimbursement payable	29,337
Other current liabilities	26,526
Accrued expenses and other current liabilities	$182,237

NOTE 6. PROMISSORY NOTES
On October 31, 2023, as part of the asset acquisition of the Wilson, North Carolina biodiesel plant, the Company issued a convertible promissory note, in the aggregate principal amount of $23,000,000 as part of the purchase consideration, with a maturity date of October 31, 2024 (the “Southeast Renewables Convertible Note”). The Southeast Renewables Convertible Note accrues interest at the per annum rate of 8% and could be converted into shares of XCF common stock based on the outstanding principal and interest, divided by the conversion price. The conversion price prior to a change of control is $10, and subsequent to a change of control is equal to the volume weighted average price of the shares of common stock for the 20 days prior to the notice of conversion.
On December 29, 2023, Southeast Renewables exercised its right to convert the Southeast Renewables Convertible Note principal balance of $23 million plus accrued interest of $297,425 into 2,329,743 shares of XCF common stock.
The Company assumed several promissory note agreements for an aggregate note payable amount of $1,439,095 and interest payable of $295,866. Interest on the promissory notes range from 8% - 12% per annum. Maturity dates for these promissory notes are less than 1 year. One of the promissory notes is secured by the building and all equipment located in the biodiesel plant in Fort Myers, Florida. As of December 31, 2023, the Company has outstanding note payable balance totaling $1,439,095.
During the period ended December 31, 2023, the Company recognized $32,595 in interest expense.
NOTE 7. CONVERTIBLE NOTES PAYABLE
During the period ended December 31, 2023, the Company entered into convertible notes payable with GL Part SPV I, LLC (“GL”), a shareholder of the Company, borrowing an aggregate of $202,383. The balance can be converted into common stock of the Company, with one share issued for each dollar outstanding upon conversion. Interest on convertible notes is 10% per annum. Maturity dates for these promissory notes are less than 1 year. As of December 31, 2023, the Company has outstanding convertible notes payable balance totaling $202,383.

XCF GLOBAL CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
During the period ended December 31, 2023, the Company recognized $2,798 in interest expense.
NOTE 8. COMMITMENTS AND CONTINGENCIES
Legal Matters
The Company is not involved in litigation claims arising in the ordinary course of business. Legal fees and other costs associated with such actions are expensed as incurred. In addition, the Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. The Company reserves for costs relating to these matters when a loss is probable, and the amount can be reasonably estimated.
NOTE 9. INCOME TAXES
The Company accounts for its income taxes in accordance with ASC 740 “Incomes Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and tax credit carry forwards.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to table income in the years in which those temporary differences are expected to be recovered or settles. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operation in the period that includes the enactment date. The Company has a net operating loss carryforward, however, due to the uncertainty of realization, the Company has provided a full valuation allowance for deferred tax assets resulting from this net operating loss carryforward.
The components of income tax expense for the period ended December 31, 2023, consist of following:

2023
Federal tax statutory rate	21.0%
Permanent difference	(0.0)%
Valuation allowance	(21.0)%
Effective rate	0%

Significant component of the Company’s estimated deferred assets and liabilities as of December 31, 2023 are as follows:

2023
Net operating loss carryforward	$246,610

Total deferred tax asset	0

NOTE 10. STOCKHOLDERS’ EQUITY
Authorized Capital
The Company is currently authorized to issue up to 900,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share.
Common Stock
The Company is presently authorized to issue up to 900,000,000 shares of common stock, $0.001 par value per share, of which 62,329,743 shares of common stock were issued and outstanding as of December 31, 2023, respectively. The holders of the Company’s common stock are entitled to receive dividends equally when, as and if declared by the Board of Directors, out of funds legally available.
The holders of the Company’s common stock have sole voting rights, one vote for each share held of record, and are entitled upon liquidation of the Company to share ratably in the net assets of the Company available for distribution

XCF GLOBAL CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
after payment of all obligations of the Company and after provision has been made with respect to each class of stock, if any, having preference over the common stock, currently including the Company’s preferred stock. The shares of common stock are not redeemable and have no preemptive or similar rights.
During the period ended December 31, 2023, the Company issued 17,500,000 shares of common stock as consideration for the acquisition of certain biodiesel plants.
Convertible Notes – Conversions, Inducements and Related Costs
During the period ended December 31, 2023, the Company issued 2,329,743 shares of common stock in connection with the conversion of the convertible promissory note discussed in Note 6.
NOTE 11. SIGNIFICANT CONTRACTS
Membership Interest Purchase Agreement
On December 8, 2023, XCF entered into a Membership Interest Purchase Agreement with RESC Renewables Holdings LLC to acquire all of the issued and outstanding Membership Interests of New Rise Renewables, LLC in exchange for a convertible promissory note of $100 million (the “New Rise Convertible Note”) and 88,750,000 common stock shares of XCF. The transaction will result in XCF acquiring the business and operations of New Rise Renewables, LLC, including a renewable fuels processing plant located in Reno, Navada.
On December 8, 2023, XCF entered into a Membership Interest Purchase Agreement with Randy Soule and GL Part I SPV, LLC {“GL”) to acquire all of the issued and outstanding Membership Interests of New Rise SAF Renewables Limited Liability in exchange of 20,000,000 common stock shares of XCF. The transaction will result in XCF owning a 10-acre plot adjacent to the New Rise Reno production facility. XCF intends to construct a processing plant to produce sustainable aviation fuel.
Completion of these transactions is subject to the fulfillment or waiver of certain closing conditions, including receipt of regulatory approvals.
NOTE 12. RELATED PARTY TRANSACTIONS
Issuance of Common Stock to Management Team
On September 14, 2023, XCF issued an aggregate of 21,850,000 common stock shares to management of XCF for an aggregate purchase price of $21,850 in cash, or approximately $0.001 per share. The number of shares issued was determined based on the expectation that management would represent 10% of the outstanding shares upon completion of the IPO.
Issuance of Common Stock to GL Part SPV I, LLC
GL’s beneficial ownership of XCF as of December 31, 2023 is comprised of 20,450,000 common stock shares (issued on September 14, 2024 for an aggregate purchase price of $20,450 in cash, or approximately $0.001 per share, or 32.8%.
Fort Meyers and Wilson Transactions
GL also has an indirect ownership interest in additional shares of XCF common stock through its minority ownership interest in Southeast which was issued shares of XCF common stock in connection with XCF’s acquisitions of certain assets from Southeast and Good Steward, including on the conversion of a convertible promissory note issued to Southeast. GL’s total ownership is 32.45% of Southeast Renewables, LLC.
On October 31, 2023, XCF entered into as asset purchase agreement with Southeast to acquire a biodiesel plant in Wilson, NC for an aggregate purchase price of $100 million. XCF issued Southeast 7,700,000 shares of XCF at an agreed conversion price of $10 per share ($77 million) and issued a convertible promissory note in principal amount of $23 million, with a maturity date of October 31, 2024. The convertible promissory note accrues interest at the per annum rate of 8%, is unsecured, and can be converted into shares of XCF common stock based on the outstanding principal and interest, divided by the conversion price. The conversion price prior to a change of control is $10, and

XCF GLOBAL CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
subsequent to a change of control is equal to the volume weighted average price of the shares of common stock for the 20 days prior to the notice of conversion. On December 29, 2023, Southeast Renewables exercised its right to convert the Southeast Renewables Convertible Note principal balance of $23 million plus accrued interest of $297,425 into 2,329,743 shares of XCF common stock.
On October 31, 2023, XCF also entered into an asset purchase agreement with Good Steward to acquire a biodiesel plant in Fort Myers, FL. XCF issue Southeast Renewables, the parent company of Good Steward, 9,800,000 shares of XCF common stock as partial consideration for the purchase, and also assumed certain liabilities, including a $356,426 loan made by GL Part SPV I, LLC to Southeast Renewables. for purchase price consideration of 9,800,000 shares in XCF. The purchase price was $100 million less $2 million in notes payable and loans assumed by XCF using a conversion price of $10 per share.
New Rise Renewables, LLC and New Rise SAF Renewables, LLC
GL will also be issued additional shares of XCF common stock in connection with the closing of the New Rise Renewables LLC and New Rise SAF Renewables Limited Liability Company transactions described in Note 11. Upon the closing of the transactions contemplated by the New Rise Renewables LLC MIPA, pursuant to an agreement between RESC Renewables Holdings LLC and GL, GL will be entitled to receive shares of XCF common stock. Upon the closing of the transactions contemplated by the New Rise SAF Renewables Limited Liability Company MIPA, pursuant to the terms of the New Rise SAF Renewables MIPA, GL will be entitled to receive common stock of XCF.
Borrowing
During the period ended December 31, 2023, GL agreed to loan XCF $202,383 to be used for a portion of XCF’s expenses for its initial public offering. Convertible notes payable as of December 31, 2023 includes an amount of $202,383 borrowed from GL which holds 32.81% of the common stock of XCF as of December 31, 2023.
Notes payable as of December 31, 2023 includes $356,426 borrowed from GL.
Advance from related party as of December 31, 2023 included $8,000 advanced to the Company from GL.
Appointment of officer
On November 21, 2023, the Board of Directors appointed Mihir Dange, who hold 34.08% of the common stock of XCF through a wholly owned entity namely SKY MD, LLC, as the Company’s CEO and Principal Officer. No compensation was paid to the CEO in 2023.
Management compensation and payable
During the period ended December 31, 2023, Joseph Cunningham (Director, President and Chief Financial Officer) received consulting fees of $16,000 and Stephen Goodwin (Director and Chief Business Development Officer) received consulting fees of $18,000. Additionally, there was a related party payable to the Chief Accounting Officer for bookkeeping services totaling $5,000.
NOTE 13. SUBSEQUENT EVENTS
The Company has evaluated all transactions through the date of the financial statements were issued for subsequent events disclosure or adjustment consideration.
Subsequent Debt and Equity Transactions
From January 1, 2024 to February 27, 2024, GL loaned an additional $1,608,000 to XCF. The unsecured loans were interest bearing at 10% per annum and convertible into shares of XCF common stock at a stock price conversion factor of $1 per share. On February 14, 2024, XCF and GL entered into a note purchase agreement to convert $1,210,383 of principal and $9,487 in accrued interest into 1,219,870 shares of XCF common stock. On February 27, 2024, XCF and GL entered into a note purchase agreement to convert the remaining $600,000 of principal and $164

XCF GLOBAL CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
in accrued interest into 600,164 shares of XCF common stock. Considering the XCF common stock purchase of 20,450,000 combined with the 1,820,034 shares of XCF common stock issued under the conversions, GL owned 22,270,034 shares of XCF, representing a 34.72% ownership interest.
On March 12, 2024, the Company was the subject of an 8-K filing with the SEC to effectuate a merger with a special purpose acquisition company, Focus Impact BH3 Acquisition Company, a Delaware corporation (Symbol: “BHAC”).
On March 12, 2024, the Company entered into a Company Support Agreement with the holders of the New Rise Convertible Note to void the New Rise Convertible Note and issue an amended convertible note on the closing of the transaction, with a mandatory conversion feature of the outstanding principal balance on the amended convertible note for shares of Class A common stock of Focus Impact BH3 Newco, Inc. common stock at a conversion price of $10 per share upon the consummation of the transaction with BHAC discussed above. The amended convertible note also terminated the security interest with respect to the New Rise Convertible Note and caused the maturity date to be subject to extension.

XCF GLOBAL CAPITAL, INC.
CONDENSED BALANCE SHEETS

	As of September 30, 2024	As of December 31, 2023
	(Unaudited)
ASSETS
Current assets
Cash	$34,907	$55,647
Related party receivables	10,199	—
Total current assets	45,106	55,647
Land	360,000	360,000
Construction in progress	12,887,415	12,887,415
TOTAL ASSETS	$13,292,521	$13,303,062

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities	$76,299	$182,237
Related parties payables	3,000	13,000
Interest payable	454,574	331,259
Notes payable	1,384,054	1,439,095
Note payable to related party	356,426	356,426
Convertible notes payable to related party	—	202,383
Professional fees payable	1,654,920	—
Total current liabilities	3,929,273	2,524,400
TOTAL LIABILITIES	3,929,273	2,524,400

Commitments and contingencies (Note 8)	—	—

STOCKHOLDERS’ EQUITY
Preferred stock; $0.001 par value, 100,000,000 shares authorized; none issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	—	—
Common stock, $0.001 par value, 900,000,000 shares authorized; 64,149,777 and 62,329,743 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	64,150	62,330
Subscription receivable	(400)	(42,500)
Additional paid in capital	12,823,656	11,005,442
Accumulated deficit	(3,524,158)	(246,610)
TOTAL STOCKHOLDERS’ EQUITY	9,363,248	10,778,662
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$13,292,521	$13,303,062

The accompanying notes are an integral part of these condensed financial statements.

XCF GLOBAL CAPITAL, INC.
CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the three months ended September 30, 2024	For the three months ended September 30, 2023	For the nine months ended September 30, 2024	For the Period February 9, 2023 (inception) to September 30, 2023
Operating income
Interest income	$8	$—	$23	$—
Total operating income	8	—	23	—

Operating expenses
Professional fees	929,328	10,000	2,694,253	10,000
Rent expenses	19,568	—	89,343	—
Other expenses	79,309	55	232,514	75
Total operating expenses	1,028,205	10,055	3,016,110	10,075
Operating loss	1,028,197	10,055	3,016,087	10,075

Other expenses
Loan fees	—	—	100,000	—
Interest expense	51,382	—	161,461	—
Total other expenses	51,382	—	261,461	—

Net loss	$1,079,579	$10,055	$3,277,548	$10,075

Loss per common share, basic and diluted	$(0.02)	$(0.00)	$(0.05)	$(0.00)

Weighted average number of common shares outstanding, basic and diluted	64,149,777	7,472,527	63,829,034	2,918,455

The accompanying notes are an integral part of these condensed financial statements.

XCF GLOBAL CAPITAL, INC.
CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024, THREE MONTHS ENDED
SEPTEMBER 30 2023 AND FOR THE PERIOD FEBRUARY 9, 2023
(INCEPTION) TO SEPTEMBER 30, 2023
(UNAUDITED)

	Preferred stock		Common stock		Paid in Capital	Additional Subscription Receivable	Accumulated Deficit	Total Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2024	—	$ —	62,329,743	$ 62,330	$11,005,442	$ (42,500)	$(246,610)	$10,778,662
Subscription received during the period	—	—	—	—	—	41,925	—	41,925
Common shares issued in the settlement of convertible debt	—	—	1,820,034	1,820	1,818,214	—	—	1,820,034
Net Loss	—	—	—	—	—	—	(1,251,155)	(1,251,155)
Balance at March 31, 2024	—	$ —	64,149,777	$ 64,150	$ 12,823,656	$(575)	$ (1,497,765)	$11,389,466
Subscription received during the period	—	—	—	—	—	175	—	175
Net Loss	—	—	—	—	—	—	(946,814)	(946,814)
Balance at June 30, 2024	—	$ —	64,149,777	$ 64,150	$ 12,823,656	$(400)	$ (2,444,579)	$ 10,442,827
Net Loss	—	—	—	—	—	—	(1,079,579)	(1,079,579)
Balance at September 30, 2024	—	$ —	64,149,777	$ 64,150	$ 12,823,656	$(400)	$ (3,524,158)	$9,363,248

	Preferred stock		Common stock		Paid in Capital	Additional Subscription Receivable	Accumulated Deficit	Total Equity
	Shares	Amount	Shares	Amount
Balance at February 9, 2023 (inception)	—	$ —	—	$—	$ —	$—	$—	$—
Net Loss	—	—	—	—	—	—	(20)	(20)
Balance at March 31, 2023	—	$ —	—	$—	$ —	$—	$(20)	$(20)
Net Loss	—	—	—	—	—	—	—	—
Balance at June 30, 2023	—	$ —	—	$—	$ —	$—	$(20)	$(20)
Common shares issued during the year	—	—	42,500,000	42,500	—	(42,500)	—	—
Net Loss	—	—	—	—	—	—	(10,055)	(10,055)
Balance at September 30, 2023	—	$ —	42,500,000	$—	$ —	$ (42,500)	$ (10,075)	$ (10,075)

The accompanying notes are an integral part of these condensed financial statements.

XCF GLOBAL CAPITAL, INC.
CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the nine months ended September 30, 2024	For the Period February 9, 2023 (inception) to September 30, 2023
Cash flows from operating activities:
Net loss	$(3,277,548)	$(10,075)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of convertible notes for services paid on behalf of XCF	100,000	—
Conversion of interest payable to common stock	9,651	—
Changes in operating assets and liabilities:
Interest payable	123,315	—
Professional fees payable	1,654,920	—
Related party receivable	(10,199)	—
Related party payable	(5,000)	—
Accrued expenses and other current liabilities	(105,938)	—
Net cash used in operating activities	(1,510,799)	(10,075)

Cash flows from financing activities:
Proceeds from issuance of convertible notes	1,500,000	45,000
Subscription received	42,100	—
Repayment of notes	(55,041)	—
Proceed from advance to related party	3,000	8,000
Net cash provided by financing activities	1,490,059	53,000

Cash flows from investing activities:
Capitalized Expenses	—	(35,000)
Net cash used in investing activities	—	(35,000)

Cash at beginning of period	55,647	—
Cash at the end of period	$34,907	$7,925

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$17,936	$—

Supplemental disclosure of Non-Cash Investing and Financing Activities:
Common stock issued for conversion of debt	$1,820,034	$—

The accompanying notes are an integral part of these condensed financial statements.

XCF GLOBAL CAPITAL, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
Description of Business
XCF Global Capital, Inc. (“XCF or the “Company”) was founded and incorporated on January 20, 2023 and commenced operations on February 9, 2023 with the mission to reduce the world’s carbon footprint through production of clean-burning, sustainable biofuels, principally Sustainable Aviation Fuel (“SAF”). XCF was originally formed as a holding company to scale and operate clean fuel production facilities with plans to implement a fully integrated business model from feedstock supply and production to marketing and sales of renewable fuels. XCF owns biodiesel plants located in Fort Myers, Florida and Wilson, North Carolina which XCF intends to further build-out and reconstruct to produce SAF.
On October 31, 2023 XCF entered into an asset purchase agreement with Southeast Renewables, LLC (“Southeast”) to acquire a biodiesel plant in Wilson, North Carolina. Also, on October 31, 2023 XCF entered into an asset purchase agreement with Good Steward Biofuels FL, LLC (“Good Steward”) to acquire a biodiesel plant in Fort Myers, Florida.
XCF intends to build a nationwide portfolio of SAF production facilities that use non-food feedstocks at competitive production costs, and implement a fully integrated business model from feedstock supply and production to marketing and sales of sustainable aviation fuels.
XCF expects the adoption of low-carbon fuel standards and the increase in the demand for sustainable energy to drive industry growth requirements and an expanding customer base. XCF expects its customers to include global energy companies, fixed based operators and/or airlines that use SAF and to operate their diverse businesses.
Basis of Presentation
The accompanying interim unaudited condensed financial statements and footnotes of XCF Global Capital, Inc. have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and the instructions to Rule 10-01 of Regulation S-X of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these unaudited condensed financial statements contain all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the interim periods, but are not necessarily indicative of the results of operations to be anticipated for the full year ending December 31, 2024. These condensed financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company’s annual audited Financial Statements for the year ended December 31, 2023.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ materially from those estimates.
Liquidity and Going Concern
In accordance with Accounting Standards Update, (“ASU”), 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40) (“ASC 205-40”), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. This evaluation requires management to perform two steps. First, management must evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern. Second, if management concludes that substantial doubt is raised, management is required to consider whether it has plans in place to alleviate that doubt. As required by ASC 205-40, this evaluation shall initially not take into consideration the potential mitigating effects of plans that have not been fully implemented as of the date the financial statements are issued. Disclosures in the notes to the financial statements are required if management concludes that substantial doubt exists or that its plans alleviate the substantial doubt that was raised.

XCF GLOBAL CAPITAL, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
The Company’s ultimate success is dependent on its ability to obtain additional financing and generate sufficient cash flow to meet its obligations on a timely basis. The Company’s business will require significant capital to sustain operations and the significant investments to execute its long-term business plan. Absent generation of sufficient revenue from the execution of the Company’s long-term business plan, the Company will need to obtain debt or equity financing, especially if the Company experiences downturns in its business that are more severe or longer than anticipated, or if the Company experiences significant increases in expense levels resulting from being a publicly-traded company or operations. Such additional debt or equity financing may not be available to the Company on favorable terms, if at all.
As of September 30, 2024 and December 31, 2023, the Company had cash of $34,907 and $55,647, respectively.
Management has assessed the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise sufficient funds to pay ongoing operating expenditures and meet its obligations over the next twelve months. Based on this assessment, there are material uncertainties about the business that may cast doubt about the Company’s ability to continue as a going concern. Management currently has available certain bridge financing from a significant shareholder to fund its operations but is actively seeking new sources of financing at more favorable terms and conditions, that will enable the Company to meet its obligations for the twelve-month period from the date the financial statements are available to be issued. The financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result from the outcome of this uncertainty.
NOTE 2. SUMMARY OF SIGNIFICANT POLICIES
Cash and Cash Equivalents
The Company considers cash in banks and holdings of highly liquid investments with original maturities of three months or less when purchased to be cash or cash equivalents. At various times throughout the period, and as of September 30, 2024, there were accounts held at financial institutions in excess of the federally insured limit of $250,000. The Company reduces its exposure to credit risk by maintaining its cash deposits with major financial institutions and monitoring their credit ratings. The Company has not experienced any losses on these accounts and believes credit risk to be minimal.
Construction in progress (“CIP”)
CIP consists of initial costs associated with the acquisitions of the Ft. Myers, Florida and the Wilson, North Carolina plants. When CIP is finished the assets will be transferred to property, plant and equipment. No provision for depreciation is made on CIP until such time that the relevant assets are available and ready to use. As of September 30, 2024 the projects are on hold until financing is obtained.
The Company’s long-lived assets consist primarily of construction in progress and land. Construction in progress and land are stated at cost. Depreciation begins when an asset is placed into service or is substantially complete and ready for its intended use. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.
Expenditures for repairs and maintenance are charged to expense as incurred. The carrying amount of assets sold or retired and the related accumulated depreciation are eliminated in the year of disposal, with resulting gains or losses on disposition of construction in progress and land included in other income or expense. When the Company identifies assets to be sold, those assets are valued based on their estimated fair value less costs to sell, classified as held-for-sale and depreciation is no longer recorded. Estimated losses on disposals are included within operating expenses.
Long-Lived Assets- Impairments
The carrying amounts of long-lived assets are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable.

XCF GLOBAL CAPITAL, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
Notes payable
In accordance with ASC Topic 470, Debt each debt instrument is assessed for purposes of classification and initial recognition. The Company records initial debt financing by recording on the balance sheet the amount of cash proceeds and net of deferred financing costs as of the settlement date. All costs are reported as an adjustment to the carrying amount of the liability posted upon receipt.
Deferred financing costs associated with the promissory notes and other notes payable discussed within Note 6, as well as lender costs, are recorded as a reduction of noncurrent liabilities and are amortized as interest expense using the effective interest method over the related contractual term.
Income Taxes
The Company records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards. Accounting standards regarding income taxes requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more likely than not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with operating loss and tax credit carryforwards not expiring unused, and tax planning alternatives.
Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Accounting standards regarding uncertainty in income taxes provides a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.
Segments
The Company operates in one segment, renewable fuels, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting”, (“ASC No. 280”). Operating segments as defined in ASC No. 280, are components of public entities that engage in business activities from which they may earn revenues and incur expenses for which separate financial information is available and which is evaluated regularly by the Company’s chief operating decision maker in deciding how to assess performance and allocate resources.
Fair Value Measurements
As defined in ASC 820, Fair Value Measurements and Disclosures, fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (exit price). The Company utilize market data or assumption that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that participants that inputs used to measure fair value. The hierarchy gives us the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). This fair value measurement framework applies at both initial and subsequent measurement.
Level 1: Quoted prices are available in active market for identical assets or liabilities as of the reporting data. Active markets are those in which transactions for the assets or liability occur in sufficient frequency and volume to provide information on an ongoing basis. Level 1 primarily consist of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

XCF GLOBAL CAPITAL, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economics measure. Subsequently all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supposed by observable level at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, option and collar.
Level 3: Pricing inputs includes significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.
Fair Value of Financial Instrument
The carrying amounts of cash, related party receivable, related party payables, notes payable and convertible notes payable approximate the estimated fair value for these financial instruments as management believes that such notes constitute substantially all of the Company’s debt and interest payable on the notes approximates the Company’s incremental borrowing rate.
Net Loss Per Common Share
Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders (the numerator) by the weighted average number of common shares outstanding for the period (the denominator). Diluted net income per common share attributable to common shareholders is computed by dividing net income by the weighted average number of common shares outstanding during the period adjusted for the dilutive effects of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. For the period ended September 30, 2024 no dilutive effect for common stock equivalents was considered in the calculation of diluted loss per share as their effect was anti-dilutive.
Recent Accounting Pronouncements
During the period ended September 30, 2024, and through issuance of the condensed financial statement , there were several new accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s condensed financial statements.
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2023-09 (“ASU 2023-09”), Income Taxes, which enhances the transparency of income tax disclosures by expanding annual disclosure requirements related to the rate reconciliation and income taxes paid. The amendments are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.
In November 2023, the FASB issued Accounting Standards Update 2023-07 (“ASU 2023-07”), Segment Reporting, which improves reportable segment disclosure requirements. ASU 2023-07 primarily enhances disclosures about significant segment expenses by requiring that a public entity disclose significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss. This ASU also (i) requires that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment, and a description of its composition; (ii) requires that all annual disclosures are provided in the interim periods; (iii) clarifies that if the CODM uses more than one measure of profitability in assessing segment performance and deciding how to allocate resources, that one or more of those measures may be reported; (iv) requires disclosure of the title and position of the CODM and a description of how the reported measures are used by the CODM in assessing segment performance and in deciding how to allocate

XCF GLOBAL CAPITAL, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
resources; (v) requires that an entity with a single segment provide all new required disclosures. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 and requires retrospective application. Early adoption is permitted. The amendments under ASU 2023-07 relate to financial disclosures and its adoption will not have an impact on the Company’s results of operations, financial position or cash flows.
All other new accounting pronouncements issued but not yet effective or adopted have been deemed not to be relevant to us, hence are not expected to have any impact once adopted.
NOTE 3. CONSTRUCTION IN PROGRESS
Construction in progress consisted of the following as of:

	Life (in years)	September 30, 2024	December 31, 2023
Construction in progress – Opening Balance	6-8	$12,887,415	$12,852,415
Additions during the periods ended September 30, 2024 and December 31, 2023		—	35,000
Construction in progress		$12,887,415	$12,887,415

The Company has not placed any of the assets into service, therefore depreciation expense for the period ended September 30, 2024, was $0.
NOTE 4. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
During the periods ended September 30, 2024 and December 31, 2023, the Company recognized accrued expenses and other current liabilities of $76,299 and $182,237. respectively, primarily consisting of property tax and reimbursement payable. Accrued expenses and other current liabilities consist of the following as of:

	September 30, 2024	December 31, 2023
Property tax	$60,818	$78,817
Legal fees payable	—	47,557
Reimbursement payable	15,481	29,337
Other current liabilities	—	26,526
Accrued expenses and other current liabilities	$76,299	$182,237

NOTE 5. PROMISSORY NOTES
The Company assumed several promissory note agreements for an aggregate note payable amount of $1,439,095 and interest payable of $295,866 related to these notes in 2023. Interest on the promissory notes range from 8% - 12% per annum. Maturity dates for these promissory notes are less than 1 year. One of the promissory notes is secured by the building and all equipment located in the biodiesel plant in Fort Myers, Florida. As of September 30, 2024, the Company has outstanding note payable balance totaling $1,384,054.
During the periods ended September 30, 2024 and 2023, the Company recognized $144,050 and $0 in interest expense, respectively, related to these notes.
NOTE 6. CONVERTIBLE NOTES PAYABLE
During the period ended December 31, 2023, the Company entered into convertible notes payable with GL Part SPV I, LLC (“GL”), a shareholder of the Company, borrowing an aggregate of $202,383. The balance can be converted into common stock of the Company, with one share issued for each dollar outstanding upon conversion. Interest on convertible notes is 10% per annum. Maturity dates for these promissory notes are less than 1 year. As of September 30, 2024, the balance was converted into common stock.

XCF GLOBAL CAPITAL, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
From January 1, 2024 to February 27, 2024, GL loaned an additional $1,608,000 to XCF. The unsecured loans were interest bearing at 10% per annum and convertible into shares of XCF common stock at a stock price conversion factor of $1 per share. On February 14, 2024, XCF and GL entered into a note purchase agreement to convert $1,210,383 of principal and $9,487 in accrued interest into 1,219,870 shares of XCF common stock. On February 27, 2024, XCF and GL entered into a note purchase agreement to convert the remaining $600,000 of principal and $164 in accrued interest into 600,164 shares of XCF common stock. Considering the XCF common stock purchase of 20,450,000 shares combined with the 1,820,034 shares of XCF common stock issued under the conversions, GL owned 22,270,034 shares of XCF, representing a 34.72% ownership interest.
During the periods ended September 30, 2024 and 2023, the Company recognized $6,853 and $0 in interest expense, respectively, related to these notes.
NOTE 7. PROFESSIONAL FEES PAYABLE AND PROFESSIONAL FEES
As of September 30, 2024 and December 31, 2023, the Company had professional fees payable of $1,654,920 and $0, respectively, primarily consisting of legal fees, consulting, accounting fees and marketing fees. Professional fees payable consist of the following as of:

	September 30, 2024	December 31, 2023
Legal fees payable	$1,206,916	$—
Accounting fees	380,946	—
Marketing fees	46,350	—
Consulting Fees	20,708	—
Professional fees payable	$1,654,920	$—

During the periods ended September 30, 2024 and 2023, the Company recognized professional fees expenses of $2,694,254 and $10,000, respectively, primarily consisting of legal fees, accounting services, audit fees, consultancy fees and other services. Professional fees expenses consist of the following as of:

	September 30, 2024	September 30, 2023
Legal services	$1,184,359	$—
Accounting services	598,646	—
Audit Fees	238,810	—
Consultancy services	235,270	10,000
Other services	437,169	—
Professional fees expenses	$2,694,254	$10,000

NOTE 8. COMMITMENTS AND CONTINGENCIES
Legal Matters
The Company is not involved in litigation claims arising in the ordinary course of business. Legal fees and other costs associated with such actions are expensed as incurred. In addition, the Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. The Company reserves for costs relating to these matters when a loss is probable, and the amount can be reasonably estimated.
NOTE 9. INCOME TAXES
The Company accounts for its income taxes in accordance with ASC 740 “Incomes Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and tax credit carry forwards.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to table income in the years in which those temporary differences are expected to be recovered or settles. The effect on deferred tax assets and

XCF GLOBAL CAPITAL, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
liabilities of a change in tax rates is recognized in operation in the period that includes the enactment date. The Company has a net operating loss carryforward, however, due to the uncertainty of realization, the Company has provided a full valuation allowance for deferred tax assets resulting from this net operating loss carryforward.
The components of income tax expense for the periods ended September 30, 2024 and December 31, 2023, consisted of following:

	2024	2023
Federal tax statutory rate	21.0%	21.0%
Permanent difference	(0.0)%	(0.0)%
Valuation allowance	(21.0)%	(21.0)%
Effective rate	0%	0%

Significant components of the Company’s estimated deferred assets and liabilities as of September 30, 2024 and December 31, 2023 are as follows:

	2024	2023
Net operating loss carryforward	$3,277,548	$246,610
Total deferred tax asset	0	0

NOTE 10. STOCKHOLDERS’ EQUITY
Authorized Capital
The Company is currently authorized to issue up to 900,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share.
Common Stock
The Company is presently authorized to issue up to 900,000,000 shares of common stock, $0.001 par value per share, of which 64,149,777 and 62,329,743 shares of common stock were issued and outstanding as of September 30, 2024 and December 31, 2023, respectively. The holders of the Company’s common stock are entitled to receive dividends equally when, as and if declared by the Board of Directors, out of funds legally available.
The holders of the Company’s common stock have sole voting rights, one vote for each share held of record, and are entitled upon liquidation of the Company to share ratably in the net assets of the Company available for distribution after payment of all obligations of the Company and after provision has been made with respect to each class of stock, if any, having preference over the common stock, currently including the Company’s preferred stock. The shares of common stock are not redeemable and have no preemptive or similar rights.
Convertible Notes – Conversions, Inducements and Related Costs
During the periods ended September 30, 2024 and December 31, 2023, the Company issued 1,820,034 and 17,500,000 shares of common stock, respectively, in connection with the conversion of the convertible promissory note discussed in Note 6.
NOTE 11. SIGNIFICANT CONTRACTS
Membership Interest Purchase Agreement
On December 8, 2023, XCF entered into a Membership Interest Purchase Agreement with RESC Renewables Holdings LLC to acquire all of the issued and outstanding Membership Interests of New Rise Renewables, LLC in exchange for a convertible promissory note of $100 million (the “New Rise Convertible Note”) and 88,750,000 common stock shares of XCF. The transaction will result in XCF acquiring the business and operations of New Rise Renewables, LLC, including a renewable fuels processing plant located in Reno, Nevada.
On December 8, 2023, XCF entered into a Membership Interest Purchase Agreement with Randy Soule and GL Part I SPV, LLC (“GL”) to acquire all of the issued and outstanding Membership Interests of New Rise SAF Renewables

XCF GLOBAL CAPITAL, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
Limited Liability in exchange of 20,000,000 common stock shares of XCF. The transaction will result in XCF owning a 10-acre plot adjacent to the New Rise Reno production facility. XCF intends to construct a processing plant to produce sustainable aviation fuel.
Completion of these transactions is subject to the fulfillment or waiver of certain closing conditions, including receipt of regulatory approvals.
Debt and Equity Transactions
On March 12, 2024, the Company was the subject of an 8-K filing with the SEC to effectuate a merger with a special purpose acquisition company, Focus Impact BH3 Acquisition Company, a Delaware corporation (“Symbol:BHAC”).
On March 12, 2024, the Company entered into a Company Support Agreement with the holders of the New Rise Convertible Note to void the New Rise Convertible Note and issue an amended convertible note on the closing of the transaction, with a mandatory conversion feature of the outstanding principal balance on the amended convertible note for shares of Class A common stock of Focus Impact BH3 Newco, Inc. common stock at a conversion price of $10 per share upon the consummation of the transaction with BHAC discussed above. The amended convertible note has not yet been issued and accounting for it is not required.
NOTE 12. RELATED PARTY TRANSACTIONS
Issuance of Common Stock to GL Part SPV I, LLC
GL’s beneficial ownership of XCF as of September 30, 2024 and December 31, 2023 was comprised of 20,450,000 common stock shares (issued on September 14, 2024 for an aggregate purchase price of $20,450 in cash, or approximately $0.001 per share, or 32.8%). During the period ended September 30, 2024 the Company issued 1,820,034 shares of common stock in connection with the conversion of the convertible promissory note discussed in Note 6. As of September 30, 2024, the aggregate ownership of GL is comprised of 22,270,034 Common Stock or 34.7%.
New Rise Renewables, LLC and New Rise SAF Renewables, LLC
GL will also be issued additional shares of XCF common stock in connection with the closing of the New Rise Renewables LLC and New Rise SAF Renewables Limited Liability Company transactions described in Note 11. Upon the closing of the transactions contemplated by the New Rise Renewables LLC MIPA, pursuant to an agreement between RESC Renewables Holdings LLC and GL, GL will be entitled to receive shares of XCF common stock. Upon the closing of the transactions contemplated by the New Rise SAF Renewables Limited Liability Company MIPA, pursuant to the terms of the New Rise SAF Renewables MIPA, GL will be entitled to receive common stock of XCF.
Borrowing
During the period ended September 30, 2024, GL agreed to loan XCF $1,608,000 to be used for a portion of XCF’s expenses for its initial public offering. Convertible notes payable has been converted into common stock as described in Note 9.
Notes payable to related party as of September 30, 2024 and December 31, 2023, respectively, includes $356,426 borrowed from GL.
Related party payables as of September 30, 2024 and December 31, 2023 included $3,000 and $8,000 respectively; advanced to the Company from GL.
Management compensation, payable and receivable
During the periods ended September 30, 2024 and December 31, 2023, Joseph Cunningham (Director, Chief Accounting Officer and Secretary) received consulting fees of $55,000 and $ 18,000, respectively; Stephen Goodwin (Director and Chief Business Development Officer) received consulting fees of $68,500 and $16,000, respectively and SKY MD LLC (an entity owned 100% by Mihir Dange, Director) received consulting fees of $25,000 and $0, respectively.

XCF GLOBAL CAPITAL, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
Additionally, there was a related party payable to the Vice President, Finance for bookkeeping services totaling $0 and $5,000 as of September 30, 2024 and December 31, 2023, respectively. There was an advance given to related party to Director and Chief Business Development Officer for travel and debit card used for personal expenses totaling $10,199 and $0 as of September 30, 2024 and December 31, 2023, respectively.
NOTE 13. SUBSEQUENT EVENTS
The Company has evaluated all transactions through the date of the financial statements were issued for subsequent events disclosure or adjustment consideration.
On October 15, 2024, XCF and GL entered into a convertible promissory note for $2 million. The convertible promissory note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On October 16, 2024, the convertible promissory note was converted into 5 million shares of XCF common stock.
On November 15, 2024, XCF and GL entered into a convertible promissory note for $1 million. The convertible promissory note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On November 15, 2024, the convertible promissory note was converted into 2,500,000 shares of XCF common stock.
On December 6, 2024, XCF and GL entered into a convertible promissory note for $1.09 million. The convertible promissory note bears interest at 10% per annum on the outstanding principal, is unsecured, and is convertible into shares of XCF common stock at a conversion price of $0.40 per share. On December 6, 2024, the convertible promissory note was converted into 2,725,000 shares of XCF common stock.
Proceeds from the convertible promissory notes on November 15, 2024 and December 6, 2024, were utilized to purchase preferred membership units of New Rise SAF Renewables LLC. On November 15, 2024, New Rise SAF Renewables issued 100,000 preferred membership units to XCF in exchange for $1 million and on December 6, 2024, New Rise SAF Renewables issued 109,000 preferred membership units to XCF in exchange for $1.09 million. The preferred membership units have preferential treatment upon a liquidation event before any amounts are paid to the common membership units, and receive five times the amount contributed to the New Rise SAF Renewables as Capital. As a result, the contribution from XCF will be exercised into 1.045 million shares after closing of the New Rise SAF Renewables transaction.

PART I−FINANCIAL INFORMATION
Item 1.	Financial Statements.
FOCUS IMPACT BH3 ACQUISITION COMPANY
CONSOLIDATED CONDENSED BALANCE SHEETS

	September 30, 2024	December 31, 2023
	(Unaudited)
ASSETS
Current assets
Cash	$594,619	$631,337
Tax receivable	20,850	138,277
Prepaid expenses	1,375	11,306
Total current assets	616,844	780,920
Investments held in Trust Account	12,950,024	24,554,804
Total assets	$13,566,868	$25,335,724
LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$4,426,109	$157,789
Excise tax payable	400,854	283,933
Income taxes payable	373,845	—
Reserve for uncertain tax positions	—	955,617
Non-Redemption Agreement	920,000	—
Derivative warrant liability	716,000	1,074,000
Note payable – Sponsor	110,000	—
Note Payable - Polar, at fair value	624,686	346,353
Due to related party	27,500	64,750
Total current liabilities	7,598,994	2,882,442
Reserve for uncertain tax positions - long-term	115,870	—
Total liabilities	7,714,864	2,882,442

Temporary equity
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 1,212,124 and 2,312,029 shares issued and outstanding at approximately $10.67 and $10.38 redemption value at September 30, 2024 and December 31, 2023, respectively	12,933,030	24,005,323
Stockholders’ deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none outstanding	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 4,100,000 and 3,000,000 shares issued and outstanding (excluding 1,212,124 and 2,312,029 shares subject to possible redemption) at September 30, 2024 and December 31, 2023, respectively	410	300
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 1,639,916 and 2,739,916 shares issued and outstanding at September 30, 2024 and December 31, 2023	164	274
Accumulated deficit	(7,081,600)	(1,552,615)
Total stockholders’ deficit	(7,081,026)	(1,552,041)
Total liabilities, temporary equity and stockholders’ deficit	$13,566,868	$25,335,724

The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

FOCUS IMPACT BH3 ACQUISITION COMPANY
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Operating costs	$(1,047,765)	$(185,297)	$(5,064,404)	$(788,932)
Loss from operations	(1,047,765)	(185,297)	(5,064,404)	(788,932)
Other income (expense):
Interest income	230,142	709,811	873,535	1,874,489
Change in fair value of derivative warrant liabilities	716,000	(524,470)	358,000	1,226,150
Operating account interest income	719	—	3,374	—
Change in fair value of NP - Polar	13,745	—	(96,577)	—
Change in fair value of convertible promissory note	—	(56,185)	—	360,789
Change in fair value of Non-Redemption Agreement	(920,000)	—	(920,000)	—

Total other income, net	40,606	129,156	218,332	3,461,428
(Loss) income before provision for income taxes	(1,007,159)	(56,141)	(4,846,072)	2,672,496
Provision for income taxes	188	(645,032)	(114,461)	(889,614)
Net (loss) income	$(1,006,971)	$(701,173)	$(4,960,533)	$1,782,882
Weighted average shares outstanding, Class A Common Stock subject to possible redemption	1,570,789	5,012,592	2,063,145	5,012,592
Basic and diluted net (loss) income per share, Class A Common Stock subject to possible redemption	$0.02	$(0.02)	$(0.37)	$0.40
Weighted average shares outstanding, non-redeemable Class A common stock and Class B common stock	5,739,916	5,750,000	5,739,916	5,750,000

Basic and diluted net loss per share, non-redeemable Class A common stock and Class B common stock	$(0.18)	$(0.10)	$(0.73)	$(0.04)

The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

FOCUS IMPACT BH3 ACQUISITION COMPANY
CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
(Unaudited)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2023	—	$—	3,000,000	$300	2,739,916	$274	$—	$(1,552,615)	$(1,552,041)
Accretion of Class A common stock to redemption value	—	—	—	—	—	—	—	(358,656)	(358,656)
Subscription Agreement - Polar	—	—	—	—	—	—	—	120,592	120,592
Net loss	—	—	—	—	—	—	—	(2,504,756)	(2,504,756)
Balance as of March 31, 2024	—	$—	3,000,000	$300	2,739,916	$274	$	$(4,295,435)	$(4,294,861)
Accretion of Class A common stock to redemption value	—	—	—	—	—	—	—	(69,989)	(69,989)
Subscription Agreement Polar	—	—	—	—	—	—	—	47,652	47,652
Net loss	—	—	—	—	—	—	—	(1,448,806)	(1,448,806)
Balance as of June 30, 2024	—	$—	3,000,000	$300	2,739,916	$274	$—	$(5,766,578)	$(5,766,004)
Conversion of Class B common stock to Class A common stock	—	—	1,100,000	110	(1,100,000)	(110)	—	—	—
Accretion of Class A common stock to redemption value	—	—	—	—	—	—	—	(191,130)	(191,130)
Excise tax payable	—	—	—	—	—	—	—	(116,921)	(116,921)
Net loss	—	—	—	—	—	—	—	(1,006,971)	(1,006,971)
Balance as of September 30, 2024	—	$—	4,100,000	$410	1,639,916	$164	$—	$(7,081,600)	$(7,081,026)

The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit (1)	Total Stockholders’ Deficit (1)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2022	—	$—	—	$—	5,750,000	$575	$—	$(10,016,759)	$(10,016,184)
Accretion of Class A common stock to redemption value	—	—	—	—	—	—	—	(1,622,652)	(1,622,652)
Deemed contribution by sponsor	—	—	—	—	—	—	—	227,424	227,424
Net income	—	—	—	—	—	—	—	78,752	78,752
Balance as of March 31, 2023	—	$—	—	$—	5,750,000	$575	$—	$(11,333,235)	$(11,332,660)
Accretion of Class A common stock to redemption value	—	—	—	—	—	—	—	(182,025)	(182,025)
Deemed contribution by sponsor	—	—	—	—	—	—	—	202,509	202,509
Net income	—	—	—	—	—	—	—	2,405,303	2,405,303
Balance as of June 30, 2023	—	$—	—	$—	5,750,000	$575	$—	$(8,907,448)	$(8,906,873)
Accretion of Class A common stock to redemption value	—	—	—	—	—	—	—	(415,659)	(415,659)
Net loss	—	—	—	—	—	—	—	(701,173)	(701,173)
Balance as of September 30, 2023	—	$—	—	$—	5,750,000	$575	$—	$(10,024,280)	$(10,023,705)

(1)	Revised to reflect a revision to previously issued financial statements as discussed in the Company’s Form 10-K as filed with the SEC on April 23, 2024.
The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

FOCUS IMPACT BH3 ACQUISITION COMPANY
CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN CASH FLOWS
(Unaudited)

	For the Nine Months Ended September 30,
	2024	2023
Cash flows from operating activities
Net (loss) income	$(4,960,533)	$1,782,882
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest income	(873,535)	(1,874,489)
Change in fair value of Non-Redemption Agreement	920,000	—
Change in fair value of note payable - Polar	96,577	—
Change in fair value of derivative warrant liability	(358,000)	(1,226,150)
Change in fair value of convertible promissory note	—	(360,789)
Changes in operating assets and liabilities:
Prepaid expenses	9,931	—
Accounts payable and accrued expenses	4,268,320	132
Franchise taxes payable	(20,850)	—
Tax receivable	(327,625)	803,384
Net cash used in operating activities	(1,245,715)	(875,030)
Cash flows from investing activities
Proceeds withdrawn from trust account for the payment of taxes	786,247	229,512
Purchases of marketable securities in Trust Account	—	(104,153,634)
Sale of cash and marketable securities held-to-maturity in Trust Account	—	156,663,634
Funds withdrawn for redemptions	11,692,068	—
Purchases of mutual funds in Trust Account	—	(52,860,879)
Net cash provided by (used in) investing activities	12,478,315	(121,367)
Cash flows from financing activities
Proceeds from convertible promissory note	—	988,402
Proceeds from note payable - Sponsor	110,000	—
Proceeds from note payable - Polar	350,000	—
Repayment of promissory note to related party	(86,636)	(300,000)
Funds withdrawn for redemptions	(11,692,068)	—
Proceeds from promissory note to related party	49,386	350,880
Net cash (used in) provided by financing activities	(11,269,318)	1,039,282
Net change in cash	(36,718)	42,885
Cash at beginning of period	631,337	13,715
Cash at end of period	$594,619	$56,600
Supplemental disclosure of non-cash investing and financing activities:
Change in value of Class A common stock subject to possible redemption	$619,775	$2,220,336
Conversion of Class B common stock to Class A common stock	$110	$—
Deemed contribution from Sponsor	$—	$429,933
Excise tax payable	$116,921	$—

Supplemental disclosure of cash flow information:
Income taxes paid	$442,027	$86,230

See accompanying notes to the unaudited consolidated condensed financial statements.

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
Note 1—Organization and Plan of Business Operations
Focus Impact BH3 Acquisition Company (f/k/a/ Crixus BH3 Acquisition Company) (the “Company”) is a blank check company incorporated as a Delaware company on February 23, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (an “Initial Business Combination”). The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).
The registration statement for the initial public offering of the Company (the “Initial Public Offering”) was declared effective on October 4, 2021 and the Company consummated the Initial Public Offering by selling 23,000,000 units at a purchase price of $10.00 (“Units”) per Unit. Each Unit consists of one Class A common stock and one-half public warrant. Each whole warrant (“Public Warrant”) entitles the holder to purchase one Class A common stock at a price of $11.50 per share.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,400,000 warrants (the “Private Placement Warrants”) at a price of $1.50 per warrant in a private placement to Crixus BH3 Sponsor LLC (the “Former Sponsor”) which is described in Note 4.
Following the closing of the Initial Public Offering, an amount of $232,300,000 or $10.10 per Unit from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (“Trust Account”) which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of an Initial Business Combination or (ii) the distribution of the Trust Account, as described below.
The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
The Company has not yet begun operations and therefore, all activity for the period from February 23, 2021 (date of inception) through September 30, 2024, relates to the Company’s Initial Public Offering, identifying a target for the Initial Business Combination and activities necessary for the consummation of an Initial Business Combination. The Company will not generate any operating revenues until after the completion of an Initial Business Combination, at the earliest. The Company will generate non-operating income or losses in the form of interest income from the proceeds derived from the Initial Public Offering and from changes in the fair value of the warrant derivative liability, note payable – Polar, and the 2024 non-redemption agreement.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants (as defined in Note 4), although substantially all of the net proceeds are intended to be applied generally toward consummating an Initial Business Combination. The Company’s Initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (excluding any deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing an agreement to enter into an Initial Business Combination. However, the Company will only complete an Initial Business Combination if the post-Initial Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect an Initial Business Combination.
The Company will provide the holders of Class A common stock, par value, $0.0001 per shares (“Class A common stock”, “Class A Shares” or “public shares”, and such holders, the “Public Stockholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of the Initial Business Combination, either (i) in connection with a stockholder meeting called to approve the Initial Business Combination or (ii) by means of a tender offer, in either case at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest

(which interest shall be net of taxes payable) divided by the number of then outstanding public shares. Notwithstanding the foregoing, if the Company seeks stockholder approval of the Initial Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the public shares. The Company will proceed with an Initial Business Combination only if it has net tangible assets of at least $5,000,001 upon consummation of the Initial Business Combination and, in the case of a stockholder vote, a majority of the outstanding Common Stock voted are voted in favor of the Initial Business Combination.
The Company will have until February 7, 2025 (as may be extended until April 7, 2025) to consummate an Initial Business Combination (the “Combination Period”). If the Company has not completed an Initial Business Combination by the such date, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish the rights of the Public Stockholders as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and its Board of Directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In the event of a liquidation, the Public Stockholders will be entitled to receive a full pro rata interest in the Trust Account (initially $10.10 per share, plus any pro rata interest earned on the Trust Fund not previously released to the Company to pay its tax obligations and less up to $100,000 of interest to pay dissolution expenses). There will be no redemption rights or liquidating distributions with respect to the founder shares (as defined below) or the Private Placement Warrants, which will expire worthless if the Company fails to complete an Initial Business Combination on or before February 7, 2025 (as may be extended until April 7, 2025).
Charter Amendments and Early Redemptions; Purchase Agreement; Anchor Transfer Agreements
On December 7, 2022, following approval by the Company’s stockholders at a special meeting (the “December 2022 Special Meeting”), the Company effected a charter amendment and an amendment to its Investment Management Trust Agreement with Continental Stock Transfer & Trust Company, the effect of which was to change the Company’s prior termination date from April 7, 2023 to August 7, 2023 (and further extended to October 6, 2023 by the Former Sponsor providing the Company with the requisite notice and the deposit amount). In connection with the December 2022 Special Meeting, 17,987,408 public shares were tendered for redemption (the “First Redemption”). Immediately after giving effect to the First Redemption, the Company had approximately $51.2 million remaining in the Trust Account.
On September 27, 2023, the Company, the Former Sponsor and Focus Impact BHAC Sponsor, LLC (the “Sponsor”) entered into a Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, subject to satisfaction of certain conditions, the Sponsor (i) agreed to purchase an aggregate of 3,746,303 shares of Class B common stock (as defined below) from the Former Sponsor and each of the anchor investors and 4,160,000 Private Placement Warrants from the Former Sponsor for an aggregate purchase price of $16,288 and (ii) became the Sponsor of the Company (together, the “Purchase”). In connection therewith, the Former Sponsor also entered into anchor transfer agreements with each of its anchor investors, whereby each anchor investor agreed, subject to the conditions contained therein, when and as directed by the Former Sponsor, to transfer 2/3 of their shares of Class B common stock for no consideration; provided, however, upon the request of an anchor investor, the Former Sponsor shall pay to them $0.0043 per share.
The Purchase Agreement closed as of November 2, 2023. In connection with the closing of the Purchase, the Sponsor, among other things, joined as a party to (i) the Letter Agreement, dated October 4, 2021, by and between the Company and the Former Sponsor and (ii) the Registration and Stockholder Rights Agreement, dated October 4, 2021, among the Company, the Former Sponsor and certain security holders party thereto. On November 3, 2023, the Company changed its corporate name to “Focus Impact BH3 Acquisition Company”, pursuant to an amendment to its amended and restated certificate of incorporation filed with the Delaware Secretary of State on November 3, 2023.

On October 6, 2023, following approval by our stockholders at a special meeting (the “October 2023 Special Meeting”), the Company effected an amendment to its amended and restated certificate of incorporation, the effect of which was to (i) further extend the period of time by which the Company has to consummate an Initial Business Combination to July 31, 2024 and (ii) provide for the right of a holder of shares of Class B common stock to convert such shares into shares of Class A common stock on a one-to-one basis at any time and from time to time at the election of the holder. In connection with the October 2023 Special Meeting, 2,700,563 public shares were tendered for redemption (the “Second Redemption”) and the Former Sponsor converted 3,000,000 of its shares of Class B common stock into shares of Class A common stock (the “Conversion”). Upon conversion of Class B common stock to Class A common stock, such Class A common stock will not be entitled to receive funds from the Trust Account through redemptions or otherwise and will remain subject to the existing transfer restrictions. Immediately after giving effect to the Second Redemption and the Conversion, on October 24, 2023, the Company had approximately $24.3 million remaining in the Trust Account, and 5,312,029 shares of Class A common stock (including the 3,000,000 converted shares of Class B common stock) and 2,750,000 shares of Class B Common Stock outstanding.
In connection with the October 2023 Special Meeting, the Company, the Former Sponsor and the Sponsor entered into non-redemption agreements on substantially the same terms with certain stockholders of the Company, pursuant to which such stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,946,794 shares of Class A common stock (the “Non-Redeemed Shares”) in connection with the October 2023 Special Meeting. In exchange for the foregoing commitments not to redeem such Non-Redeemed Stock, the Sponsor agreed to transfer an aggregate of 389,359 shares of common stock held by the Sponsor to such stockholders immediately following consummation of an Initial Business Combination.
On November 3, 2023, the Company entered into a subscription agreement (the “Subscription Agreement”) with the Sponsor and Polar Multi-Strategy Master Fund (“Polar”), an unaffiliated third party, pursuant to which Polar agreed to make capital contributions of up to $1,200,000 (the “Capital Contribution”) from time to time, at the request of the Company, subject to the terms and conditions of the Subscription Agreement, to the Company. Pursuant to the Subscription Agreement, the Capital Contribution shall be repaid to Polar by the Company within five (5) business days of the Company closing an initial Business Combination. Polar may elect to receive such repayment (i) in cash or (ii) in shares of common stock of the surviving entity in such Initial Business Combination (the “Surviving Entity”) at a rate of one share of common stock for each ten dollars ($10.00) of the Capital Contribution that is funded. Additionally, in consideration of the Capital Contribution, at the closing of an Initial Business Combination, the Surviving Entity will issue to Polar one share of common stock for each dollar of Capital Contribution that is funded prior to the closing.
On December 20, 2023, one of the Company’s anchor investors submitted 10,084 Class B common stock to the Company for no consideration to be cancelled.
On July 31, 2024, following approval by our stockholders at a special meeting (the “July 2024 Special Meeting”), the Company effected an amendment to its amended and restated certificate of incorporation, the effect of which was to (i) further extend the period of time by which the Company has to consummate an Initial Business Combination (the “Termination Date”) to February 7, 2025 and to allow the Company, without the need for another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to two times, by an additional one month each time, after February 7, 2025, by resolution of the Company’s board of directors if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date and (ii) eliminate the limitation that the Company may not redeem public stock to the extent that such redemption would result in the Company having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended), of less than $5,000,001 in order to allow the Company to redeem the Public Stock irrespective of whether such redemption would exceed the Redemption Limitation.
In connection with the July 2024 Special Meeting, the holders of 1,099,905 shares of Class A common stock properly exercised their right to redeem their shares (the “Third Redemption”) for cash at a redemption price of approximately $10.63 per share, for an aggregate redemption amount of $11,692,068. In addition, in connection with the July 2024 Special Meeting, the Sponsor and Former Sponsor converted an aggregate of 1,100,000 of their shares of Class B common stock into shares of Class A common stock on a one for one basis. Such converted shares of Class A common stock are not entitled to receive funds from the Trust Account through redemptions or otherwise and will remain subject to the existing transfer restrictions. After giving effect to the Third Redemption and the conversion, the Company had approximately $12.9 million remaining in the Trust Account, 5,312,124 shares of Class A common stock (including 4,100,000 converted shares of Class B common stock) and 1,639,916 shares of Class B common stock outstanding.
In connection with the July 2024 Special Meeting, the Company and NewCo (as defined below) entered into non-redemption agreements (“2024 Non-Redemption Agreements”) with certain stockholders of the Company pursuant to which, such stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,047,399 shares of Class A common stock in connection with the July 2024 Special Meeting and to hold such shares through the July 2024 Special Meeting. In exchange for the foregoing commitments not to redeem such shares of Class A common stock, NewCo agreed to issue to such stockholders, for no additional consideration, an aggregate of 174,566 shares of Class A common stock of NewCo (and up to an aggregate of 232,750 shares of Class A common stock of NewCo if the Company utilizes the two monthly extensions described above), in connection with the consummation of the Initial Business Combination.
Proposed Business Combination
On March 11, 2024, the Company entered into a business combination agreement (the “Business Combination Agreement”) with Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“NewCo”), Focus Impact BH3 Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub 1”), Focus Impact BH3 Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of NewCo (“Merger Sub 2”), and XCF Global Capital, Inc., a Nevada corporation (“XCF”). Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the business combination will be effected in two steps: (a) the Company will merge with and into Merger Sub 1 (the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger as a wholly owned subsidiary of NewCo; and (b) immediately following the NewCo Merger, Merger Sub 2 will merge with and into XCF (the “Company Merger” and, together with the NewCo Merger and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with XCF being the surviving corporation of the Company Merger as a wholly owned subsidiary of NewCo. As a result of the Business Combination, NewCo will become a new publicly-traded company.
The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:
(i)
the Company will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity of the NewCo Merger as a direct wholly owned subsidiary of NewCo, and (x) each share of Class A common stock outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo’s Class A common stock, par value $0.0001 per share (“NewCo Common Stock”), (y) each share of Class B common stock, outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo Common Stock, and (z) each warrant of the Company outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one warrant of NewCo (the “NewCo Warrants”), with NewCo assuming the Company’s rights and obligations under the existing warrant agreement; and

(ii)
immediately following the NewCo Merger, Merger Sub 2 will merge with and into XCF, with XCF being the surviving corporation of the Company Merger as a direct wholly owned subsidiary of NewCo, and each share of common stock of XCF outstanding immediately prior to the effectiveness of the Company Merger will be converted into the right to receive shares of NewCo Common Stock determined in accordance with the Business Combination Agreement based on a pre-money equity value of XCF of $1,750,000,000, subject to adjustments for net debt and transaction expenses, and a price of $10.00 per share of NewCo Common Stock.

Conditions to Closing
The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (a) approval of the Business Combination and related agreements and transactions by the Company’s stockholders and the XCF stockholders, (b) effectiveness of the proxy / registration statement on Form S-4 (the “Registration Statement”) to be filed by the Company and NewCo in connection with the Business

Combination, (c) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (d) receipt of approval for listing on the New York Stock Exchange (“NYSE”) or The Nasdaq Stock Market LLC (“Nasdaq”), as applicable, the shares of NewCo Common Stock to be issued in connection with the Business Combination, and (e) the absence of any order, law or other legal restraint or prohibition preventing the consummation of the Business Combination in effect. Other conditions to XCF’s obligations to consummate the Business Combination include, among others, (i) the accuracy of the representations and warranties of the Company as of the closing of the Business Combination (the “Closing”), (ii) the performance or compliance of each of the Company’s covenant in all material respects at or prior to the Closing and (iii) receipt of a certificate signed by an authorized officer of the Company certifying the satisfaction of the preceding clauses (i) and (ii). Other conditions to the Company’s obligations to consummate the Business Combination include, among others, (v) closing of the acquisition of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (collectively, “New Rise”), (w) entry into an amended and restated supply and offtake agreement with a key supplier or another party (the “Key Agreement”) on terms and conditions reasonably satisfactory to the Company, (x) the accuracy of the representations and warranties of XCF as of the Closing, (y) the performance or compliance of each XCF covenant in all material respects at or prior to the Closing and (z) receipt of a certificate signed by an XCF authorized officer certifying the satisfaction of the preceding clauses (x) and (y).
Covenants
The Business Combination Agreement contains covenants, including, among others, providing for (i) XCF to conduct its business in the ordinary course in all material respects through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) XCF to prepare and deliver to the Company certain audited and unaudited consolidated financial statements of XCF, (iv) the Company and NewCo to prepare, with the assistance of XCF, and the Company and NewCo to file, the Registration Statement and take certain other actions to obtain the requisite approval of the Company’s stockholders of certain proposals regarding the Business Combination, and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.
Representations and Warranties
The Business Combination Agreement contains customary representations and warranties by the Company and XCF for transactions of this type regarding themselves and their respective businesses. The representations and warranties of the respective parties to the Business Combination Agreement will not survive the Closing of the Business Combination.
Termination
The Business Combination Agreement contains certain termination rights for both the Company and XCF including, among others, that the Business Combination Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of the Company and XCF, (ii) by written notice from either the Company or XCF to the other if certain approvals of the Company’s stockholders, to the extent required under the Business Combination Agreement, are not obtained as set forth therein, (iii) by written notice from the Company, if certain approvals of the XCF stockholders are not obtained within two (2) business days after the Registration Statement is declared effective, (iv) by written notice from the Company if the Key Agreement is not entered into by a specified date or a key supplier exercises certain rights under the Key Agreement in connection with the Business Combination and (v) by either the Company or XCF in certain other circumstances set forth in the Business Combination Agreement, including, among others, (a) if the Closing is permanently enjoined, restrained or prohibited by the terms of a final, non-appealable governmental order, (b) in the event of certain uncured breaches by the other party, (c) if the Company’s stockholders do not approve the Business Combination or (d) if the Closing has not occurred on or prior to September 11, 2024 (the “Business Combination Termination Date”), provided that the Business Combination Termination Date will be automatically extended to November 11, 2024 if the Registration Statement is not declared effective on or prior to September 11, 2024.
On November 29, 2024, the Business Combination Agreement was amended to extend the Business Combination Termination Date to March 31, 2025.

Reimbursable Expenses
Pursuant to the Business Combination Agreement, XCF has agreed to pay for or reimburse, as the case may be, the Company for all expenses due and payable by the Company in connection with the Business Combination (such expenses, collectively, “Reimbursable Expenses”). Such Reimbursable Expenses include:
1)	any expenses payable to any governmental authority in connection with the Business Combination Agreement, including the Hart-Scott-Rodino Act filing fee and the S-4 filing fee;
2)	registrar, transfer agent and printer expenses;
3)	fees and expenses of third party advisors;
4)	fees and expenses of auditors and accountants;
5)	excise taxes of the Company; and
6)	any placement fee and any other fees, costs or expenses incurred in connection with NewCo’s listing on the Applicable Exchange.
In the event that any Reimbursable Expenses become due and payable prior to the Closing, XCF has agreed to pay such Reimbursable Expenses directly on behalf of the Company, within five (5) business days of its receipt of a written statement setting forth the amount of such Reimbursable Expenses from the Company. Additionally, XCF has agreed to pay any Reimbursable Expenses which are outstanding, or which will become due and payable, as of a termination of the Business Combination Agreement.
Amendment No. 1 to the Business Combination Agreement
On November 29, 2024, the Company, NewCo, Merger Sub 1, Merger Sub 2 and XCF entered into Amendment No. 1 to the Business Combination Agreement, which amended the Business Combination Agreement to extend the Business Combination Termination Date to March 31, 2025.
Certain Related Agreements
Sponsor Letter Agreement
On March 11, 2024, concurrently with the execution and delivery of the Business Combination Agreement, the Company entered into a Sponsor Letter Agreement (the “Sponsor Letter Agreement”), with the Sponsor and NewCo, pursuant to which the Sponsor has unconditionally and irrevocably agreed to, among other things: (a) vote at any meeting of the stockholders of the Company, and in any action by written resolution of the stockholders of the Company, all of the shares of Class B common stock held by the Sponsor to approve the Business Combination and all related transactions and proposals; (b) vote against any proposal, action or agreement that would result in a breach of any of the Company’s covenants, representations, warranties or other obligations or agreements under the Business Combination Agreement; and (c) waive any rights to adjustment or other anti-dilution or similar protections with respect to the rate at which the shares of Class B common stock held by the Sponsor will convert into other shares of capital stock of the Company or shares of NewCo Common Stock in connection with the Business Combination and related transactions; in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.
Pursuant to the Sponsor Letter Agreement, the Sponsor also agreed to, among other things, certain lock-up restrictions with respect to the shares of NewCo Common Stock until the earlier of (i) 12 months following the Closing and (y) the date on which NewCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s stockholders having the right to exchange their equity for cash, securities or other property, subject to certain exceptions; provided that such lock-up restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing.
Support Agreements
On March 11, 2024, concurrently with the execution and delivery of the Business Combination Agreement, the Company, NewCo and XCF entered into Company Support Agreements (collectively, the “Support Agreements”) with (i) Randy Soule, majority stakeholder of New Rise, and his affiliated entity (the “Soule Support Agreement”),

(ii) GL Part SPV I, LLC, an existing XCF stockholder and New Rise equityholder (the “GL Support Agreement”), (iii) certain XCF stockholders (the “Company Support Agreement”) and (iv) certain members of XCF management (the “Management Support Agreement”). Pursuant to the Support Agreements, certain XCF stockholders and New Rise equityholders agreed to, among other things, vote to adopt and approve the Business Combination Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Support Agreements, and vote against any alternative transaction, business combination or agreement that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect or prevent the Closing of the Business Combination or the Support Agreements or result in a breach of any covenant, representation, warranty or any other obligation or agreement thereunder.
Pursuant to the Support Agreements, certain XCF and New Rise stockholders also agreed to, among other things, (a) to the extent required or applicable, vote or provide consent for purposes of authorizing and approving the Business Combination or the Business Combination Agreement, (b) when any meeting of XCF stockholders is held, appear at such meeting or otherwise cause the XCF stockholder’s Covered Shares (as defined in the applicable Support Agreements) to be counted as present thereat for purposes of calculating a quorum, or respond to the request by XCF for written consent, as applicable, (c) vote or provide consent in any other circumstances upon which a consent or other approval is required under XCF’s organizational documents (as applicable) and (d) not transfer any Covered Shares through the Closing. Notwithstanding the foregoing, the Soule Support Agreement and the GL Support Agreement provide that unless and until XCF or the Company obtains not less than $50 million in additional financing following the execution and delivery of the Business Combination Agreement, such parties may transfer any direct or indirect equity interests in New Rise in an aggregate amount of up to the lesser of (x) 15% of such parties’ equity interests in New Rise and (y) $100 million, in the case of Randy Soule and his affiliated entity, or $50 million, in the case of GL Part SPV I, LLC.
Pursuant to the Support Agreements:
(i)
the members of XCF management party to the Management Support Agreements have also agreed that they will not transfer shares of NewCo Common Stock held by such parties until the earlier of (x) twelve months after the Closing and (y) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property; provided that such transfer restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing;

(ii)
each of the XCF stockholders party to the Company Support Agreements and the party to the GL Support Agreement have also agreed that with respect to 90% of shares of NewCo Common Stock held by such parties (the “Lock-up Shares”), they will not transfer such Lock-up Shares until the earlier of (x) twelve months after the Closing and (y) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property; provided that such transfer restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing; provided, further, that such parties may transfer (A) on or after 90 days following the first quarterly earnings release published following the Closing, 10% of the Lock-up Shares, (B) on or after 180 days following the closing date of the Business Combination, 30% of the Lock-up Shares and (C) on or after 360 days following the closing date of the Business Combination, 60% of the Lock-up Shares; and

(iii)	the Soule Support Agreement does not contain any lock-up restrictions following the Closing.
Securities Listing
On October 7, 2024, the Company received a notice (the “Delisting Notice”) from the staff of the Listing Qualifications Department of Nasdaq stating that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market and will suspend trading in those securities effective at the open of business on

October 14, 2024. Nasdaq reached its decision pursuant to Nasdaq IM-5101-2 because the Company did not complete one or more business combinations within 36 months of the effectiveness of its Initial Public Offering registration statement.
Following the suspension of trading on Nasdaq, the Company’s Units, shares of Class A common stock and redeemable warrants trade on the OTC Pink Marketplace under the symbols “BHACU,” “BHAC” and “BHACW,” respectively. The Company remains subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended.
Going Concern
The Company has incurred and expects to continue to incur additional costs in pursuit of its Initial Business Combination. The Company has determined that it will not be able to sustain operations for the next twelve months without additional financing. As of September 30, 2024, the Company had $594,619 in its operating bank account available for working capital needs, $12,950,024 investments in liquid securities held in its Trust Account, which are not available for working capital needs, and a working capital deficit of $6,982,150.
Until the consummation of the Initial Public Offering, the Company’s liquidity needs were satisfied through a payment of $25,000 from the Former Sponsor to cover certain expenses on behalf of the Company in exchange for the issuance of the founder shares (as defined in Note 3) and a Note Payable to Former Sponsor (Note 3) in the amount of $563,009 that was fully repaid on October 7, 2021.
The Company had net borrowings of $988,402 pursuant to the Convertible Promissory Note issued to the Former Sponsor (Note 5) and on July 31, 2023, the Company issued a non-interest-bearing promissory note in the aggregate principal amount of up to $1,052,644 to the Former Sponsor (the “Extension Promissory Note”). At the closing of the Purchase Agreement with the Sponsor on November 2, 2023, the Convertible Promissory Note and Extension Promissory Note were terminated and of no further force and effect, resulting in loan forgiveness by the note holder.
In association with the Subscription Agreement (discussed in Note 3), the Company has borrowed $1,200,000.
On February 26, 2024, the Company issued an unsecured promissory note in the total principal amount of up to $500,000 (the “FI Sponsor Promissory Note”) to the Sponsor and had borrowed $110,000 under the FI Sponsor Promissory Note at September 30, 2024.
XCF has agreed to pay certain costs on behalf of the Company. Since entering into the Business Combination Agreement and as of September 30, 2024, XCF has paid $217,232 to or on behalf of the Company.
In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution, should the Company be unable to complete an Initial Business Combination, raises substantial doubt about the Company’s ability to continue as a going concern. The Company has until February 7, 2025 (as may be extended until April 7, 2025), to consummate an Initial Business Combination. It is uncertain that the Company will be able to consummate an Initial Business Combination by this time. If an Initial Business Combination is not consummated by this date, and the Termination Date is not extended beyond April 7, 2025, there will be a mandatory liquidation and subsequent dissolution. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after February 7, 2025 (as may be extended until April 7, 2025).
As a plan to alleviate its going concern, on March 11, 2024, the Company entered into a proposed Business Combination Agreement with XCF.
Note 2—Significant Accounting Policies
Basis of Presentation
The Company’s unaudited consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting.

Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited consolidated condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited consolidated condensed financial statements should be read in conjunction with the Company’s Annual Report on Form10-K for the period ended December 31, 2023, as filed with the SEC on April 23, 2024, which contains the audited financial statements and notes thereto. The interim results for the three and nine months ended September 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any future interim periods.
The consolidated condensed statement of changes in stockholders’ deficit for December 31, 2022, March 31, 2023 and June 30, 2023 has been revised to reflect a revision to previously issued financial statements as discussed in the Company’s Form 10-K as filed with the SEC on April 23, 2024.
Principles of Consolidation
The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary - NewCo. All intercompany transactions have been eliminated.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities and Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of these unaudited consolidated condensed financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited consolidated condensed financial statements. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited consolidated condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these unaudited consolidated condensed financial statements is the determination of the fair value of the Company’s financial instruments. Such estimates may be subject to change as more current information becomes available. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents
As of September 30, 2024 and December 31, 2023, the Company had $594,619 and $631,337, respectively, in cash outside of the Trust Account available for working capital needs. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.
In August 2024 the Company withdrew $677,784 from the Trust Account for the payment of taxes. As of September 30, 2024 $40,000 of taxes have been paid from those funds.
Investments Held in Trust Account
As of September 30, 2024 and December 31, 2023, investments held in Trust Account consisted of mutual funds that invest primarily in U.S. government securities and generally have a readily determinable fair value. Such securities and investments in mutual funds are classified as available-for-sale and presented on the balance sheets at fair value at the end of the reporting period. Interest, dividends, gains and losses resulting from the change in fair value of these securities are included in income from investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts or investment accounts in a financial institution, which at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts.
Stock Based Compensation
The Company complies with ASC 718 Compensation — Stock Compensation regarding Founder Shares acquired by directors of the Company. The acquired shares shall vest upon the Company consummating an Initial Business Combination (the “Vesting Date”). If prior to the Vesting Date, the director or officer is removed from office or ceases to be a director or officer, the Company will have the right to repurchase the individual’s founder shares at the price paid by the individual. Holders of the Company’s founder shares have agreed not to transfer, assign or sell any of their founder shares and any shares of our Class A common stock issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of our Initial Business Combination; and (ii) subsequent to the Initial Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our Initial Business Combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange or other similar transaction that results in all of the public stockholders having the right to exchange their shares of common stock for cash, securities or other property (except to certain permitted transferees and under certain limited circumstances). Any permitted transferees will be subject to the same restrictions and other agreements of our initial stockholders with respect to any founder shares (except that the anchor investors will be permitted to abstain from voting founder shares).
The shares were issued on November 2, 2023, and the shares vest, not upon a fixed date, but upon consummation of an Initial Business Combination. Since the approach in ASC 718 is to determine the fair value without regard to the vesting date, the Company has determined the valuation of the Class B shares as of November 2, 2023. The valuation resulted in a fair value of $3.13 per share as of November 2, 2023, or an aggregate of $156,500 for the 50,000 shares. The aggregate amount paid for the transferred shares was approximately $200. The excess fair value over the amount paid is $156,300, which is the amount of share-based compensation expense which the Company will recognize upon consummation of an Initial Business Combination.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement” (“Topic 820”), approximates the carrying amounts represented in the accompanying financial statements. The carrying amounts of working capital balances approximate their fair values due to the short maturities of these items. Topic 820 establishes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure investments at fair value. The observability of inputs is impacted by a number of factors, including the type of characteristics specific to the financial instruments, market conditions and other factors. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
Financial instruments with readily available quoted prices or for which fair value can be measured from quoted prices in active markets will typically have a higher degree of input observability and a lesser degree of judgment applied in determining fair value. The three levels of the fair value hierarchy under Topic 820 are as follows:
Level 1—Unadjusted quoted prices in active markets for identical financial instruments at the measurement date are used.
Level 2—Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar financial instruments in active markets, quoted prices for identical or similar financial instruments in markets that are not active, inputs other than quoted prices that are observable for the financial instruments and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3—Pricing inputs are unobservable and include situations where there is little, if any, market activity for the financial instruments. The inputs used in determination of fair value require significant judgment and estimation.
In some cases, the inputs used to measure fair value might fall within different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the financial instrument is categorized in its entirety is determined based on the lowest level input that is significant to the financial instrument.
The carrying amounts of working capital balances approximate their fair values due to the short maturity of these items.
Convertible Promissory Notes
The Company accounts for its Convertible Promissory Note under ASC 815 “Derivatives and Hedging” (“ASC 815”). Under 815-15-25, the election can be made at the inception of a financial instrument to account for the instrument under the fair value option under ASC 825 “Financial Instruments – Overall” (“ASC 825”). The Company has made such election for its Convertible Promissory Note. Using fair value option, the Convertible Promissory Note is required to be recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the note are recognized as non-cash within change in the fair value of the Convertible Promissory Note in the statements of operations. On November 2, 2023, the Convertible Promissory Note was terminated and of no further force and effect, resulting in loan forgiveness by the note holder. For the terminated Convertible Promissory Note, the Company followed ASC 470 “Debt” (“ASC 470”). As a result, the Convertible Promissory Note was assigned a value of zero upon termination of the note.
At December 31, 2023, as the holders of the Convertible Promissory Notes are equity holders in the Company, the resulting gain of $988,402 on the extinguishment of the Convertible Promissory Note was included in deemed contribution by Former Sponsor on the statement of changes in stockholders’ deficit.
On February 26, 2024, the Company issued the FI Sponsor Promissory Note to the Sponsor in the total principal amount of up to $500,000. The FI Sponsor Promissory Note does not bear interest and matures upon closing of the Company’s Initial Business Combination. In the event that the Company does not consummate an Initial Business Combination, the FI Sponsor Promissory Note will be repaid only from amounts remaining outside of the Trust Account. Up to the total principal amount of the FI Sponsor Promissory Note may be converted, in whole or in part, at the option of the lender into warrants of the Company at a price of $1.50 per warrant, which warrants will be identical to the Private Placement Warrants issued to the Former Sponsor at the time of the initial public offering of the Company.
The option (“Working Capital Loan Option”) to convert the FI Sponsor Promissory Note into warrants qualifies as an embedded derivative under ASC 815 and is required to be reported at fair value. At September 30, 2024 and December 31, 2023, the value of the Working Capital Loan Option was $0.
Related Party Promissory Note
On July 31, 2023, the Company issued a non-interest bearing promissory note in the aggregate principal amount of up to $1,052,644 (“Related Party Promissory Note”) to the Former Sponsor and borrowed a net amount of $400,009.

On November 2, 2023, $335,259 of the Related Party Promissory Note was terminated and of no further force and effect, resulting in loan forgiveness by the note holder. For the terminated Related Party Promissory Note, the Company followed ASC 470. As a result, at December 31, 2023, the Company reported $64,749 on the balance sheet on the line due to related party. During the first quarter of 2024, the Former Sponsor was repaid $64,749 and subsequently paid certain expenses on behalf of the company. As such, at September 30, 2024, the Company reported $27,500 on the balance sheet on the line due to related party.
As the holders of the Related Party Promissory Notes are equity holders in the Company, the resulting gain on the extinguishment of the Related Party Promissory Note was recognized as a capital contribution to the Company during the fourth quarter 2023.
Due to related party
A related party paid certain expenses on behalf of the Company with the amount due upon demand. At September 30, 2024 and December 31, 2023, the related party was due $27,500 and $64,750 respectively.
Non-Redemption Agreement
The Company has determined the non-redemption agreements entered into in connection with the October 2023 Special Meeting are an equity classified derivative instrument. As such, the Company complies with the requirements of SEC Staff Accounting Bulletin (“SAB”) Topic 5(T): Miscellaneous Accounting - Accounting for Expenses or Liabilities Paid by Principal Stockholder(s). As such, at December 31, 2023, the value of the 389,359 Class B common stock, determined to be $1,230,000, transferred to the non-redeeming shareholders is treated as an equity contribution and recognized as operating costs in the statement of operations. The value of the Class B common stock forfeited by the Sponsors is reported as an increase to stockholders’ equity.
The Company has determined the 2024 Non-Redemption Agreements entered into in connection with the July 2024 Special Meeting are a liability classified derivative instrument. As such, the 2024 Non-Redemption Agreements were recognized at fair value at inception of the of the agreements and remeasured to fair value at September 30, 2024 with the change in fair value recognized in the statement of operations.
Subscription Agreement
On November 3, 2023, the Company entered into a subscription agreement (the “Subscription Agreement”) with the Sponsor and Polar, pursuant to which Polar agreed to make certain capital contributions to the Company of up to $1,200,000 (the “Capital Contribution”) at the request of the Company. The Capital Contribution shall be repaid to Polar by the Company within five (5) business days of the Company closing an Initial Business Combination (the “Closing”). Polar may elect to receive such repayment (i) in cash or (ii) in shares of common stock of the surviving entity in such Initial Business Combination (the “Surviving Entity”). Additionally, in consideration of the Capital Contribution, at the Closing, the Surviving Entity will issue to Polar one share of common stock for each dollar of Capital Contribution that is funded prior to the Closing (“Subscribed Shares”). The Subscription Agreement includes two separate transactions– a promissory note (“Note Payable – Polar”) and a share subscription agreement (“SSA – Polar”).
In accordance with ASC 825, the Company has elected to record the Note Payable – Polar at fair value upon issuance and will remeasure the Note Payable – Polar at fair value at each reporting period. Changes in the estimated fair value of the Note Payable – Polar are recognized within change in the fair value of the Note payable – Polar in the statements of operations. At September 30, 2024, the Company had borrowed $1,200,000 under the Subscription Agreement and reported the fair value of the Note Payable - Polar on the balance sheet of $624,686. At December 31, 2023, there was $850,000 borrowed under the Subscription Agreement. The Note Payable – Polar is remeasured to fair value at each reporting date. Changes in fair value of $13,745 and $(96,577) were included in the statement of operations during the three and nine months ended September 30, 2024, respectively.

The SSA – Polar is indexed and settled in the Company’s common stock and is thus considered an equity classified instrument under ASC815. The following table shows the activity of the Note Payable - Polar.

	Borrowing	Discount to Fair Value (Equity)	Fair Value	Change in Fair Value Gain/(Loss)
November 3, 2023	$850,000	$590,851	$259,149
December 31, 2023			$346,353	$(87,204)
March 12, 2024	$250,000	$120,592	$129,408
March 31, 2024			$571,747	$(95,986)
May 2, 2024	$100,000	$47,652	$52,348
June 30, 2024			$638,431	$(14,336)
September 30, 2024			$624,686	$13,745

Capital Market Advisors
In 2023, the Company engaged the services of multiple entities to act as capital market advisors (“CMA”), specifically to advise on market conditions, seeking an extension for completing an Initial Business Combination, a possible Initial Business Combination, and acting as a placement agent in connection with a private placement of equity, equity-linked, convertible and/or debt securities or other capital or debt raising transaction. No fees are due the advisors until consummation of the Initial Business Combination and are payable at that time in a combination of cash and shares of common stock of the public company entity that survives the Initial Business Combination. In accordance with ASC 718, at the effective date of November 2, 2023, the value of the shares issuable as of the execution date of the contracts was $312,600. Additionally, the Company will pay $3,500,000 plus an amount equal to 4.0% (together the “Deferred CMA Fees”) of the sum of (A) the gross proceeds raised from investors identified by the advisor received by the Company or Target plus (B) proceeds released from the Trust Account in connection with the closing of the Initial Business Combination with respect to any stockholder of the Company that (x) entered into a non-redemption or other similar agreement or (y) did not redeem shares of the Company’s Class A common stock.
In accordance with ASC Topic 450, “Contingencies,” (“ASC 450”), the Company has not recognized a liability for the value of the potential issuance of shares or the Deferred CMA Fees since the completion of an Initial Business Combination is a performance condition that is not yet considered probable.
Derivative Warrant Liabilities
The Company evaluated the Public Warrants and Private Placement Warrants (collectively, “Warrant Securities”) in accordance with ASC 815-40 Derivatives and Hedging—Contracts in Entity’s Own Equity,” and concluded that the Warrant Securities could not be accounted for as components of equity. As the Warrant Securities meet the definition of a derivative in accordance with ASC815-40, the Warrant Securities are recorded as derivative liabilities on the balance sheets and measured at fair value at issuance and remeasured at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the statements of operations in the period of change.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC 480. Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock features include certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at September 30, 2024 and December 31, 2023, 1,212,124 and 2,312,029 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the accompanying balance sheets, respectively.

All of the 23,000,000 shares of Class A common stock sold as part of the Units in the Initial Public Offering (1,212,124 of which remained outstanding after giving effect to the First Redemption, the Second Redemption and the Third Redemption and excluding 4,100,000 shares of non-redeemable Class B common stock that has been converted into non-redeemable shares of Class A common stock) contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation if there is a stockholder vote or tender offer in connection with the Initial Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Accretion of redeemable common stock results in charges against accumulated deficit.
Changes in the carrying amount of common stock subject to redemption are affected by earnings on the Trust Account that exceed amounts payable for taxes, additional funding of the Trust Account, amounts withdrawn from the Trust Account to pay tax obligations and redemptions of the Company’s Class A common stock.
Purchase of Shares by Sponsor
Pursuant to the closing of the Purchase Agreement, the Sponsor agreed to purchase an aggregate of 3,746,303 shares of Class B common stock from the Former Sponsor and each of the anchor investors and 4,160,000 private placement warrants from the Former Sponsor for an aggregate purchase price of $16,288. The Company accounts for the value of the shares acquired in excess of the purchase price in accordance with ASC 340 “Other Assets and Deferred Costs” (“ASC 340”). Management of the Company determined the fair value of the Class B common stock and Private Placement Warrants acquired to be $11,892,328. The excess value of the Class B common stock and Private Placement Warrants acquired was $11,876,040.
Reimbursable Expenses
The Company recognized the Reimbursable Expenses following ASC 805 in accordance with the nature of the costs originally incurred. As such, expenses reimbursed to the Company or paid for on behalf of the Company are reported as a reduction of expenses incurred by the Company on the consolidated condensed statement of operations.
For the three and nine months ended September 30, 2024, the Company is reporting a reduction in operating costs $217,232 related to the Reimbursable Expenses. For the three and nine months ended September 30, 2023, the Company is reporting a reduction in operating costs of $0 related to the Reimbursable Expenses. Other than the reimbursement of expenses discussed herein, as of September 30, 2024, no other invoices or related support has been presented to XCF for payment or reimbursement.
Income Taxes
The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2024 and December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company’s operations included those activities necessary to consummate an Initial Business Combination. As such, the Company deducted startup and operating costs for tax purposes. Additionally, the Company has taken the position that no income should the apportioned to Florida in its Florida state tax return. As there is uncertainty in the deduction of startup and operating costs and the apportionment of income to the State of Florida, the Company recognized a reserve for uncertain tax positions on the balance sheet. At September 30, 2024 and December 31, 2023, the Company reported $115,870 and $955,617, respectively, on the balance sheet for these uncertainty.
Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s unaudited consolidated condensed financial statements.
Risks and Uncertainties
The Company’s results of operations and ability to complete an Initial Business Combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond the Company’s control. The Company’s business could be impacted by, among other things, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending and geopolitical instability, such as the military conflict in the Ukraine. The Company cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business and the Company’s ability to complete an Initial Business Combination.
Inflation Reduction Act of 2022
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023 (the “Excise Tax”). The Excise Tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the Excise Tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the Excise Tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the Excise Tax.
The U.S. Department of the Treasury (the “Treasury”) has authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the Excise Tax. Any redemption or other repurchase that occurs after December 31, 2023, in connection with a Business Combination, extension vote or otherwise, may be subject to the Excise Tax.
Whether and to what extent the Company would be subject to the Excise Tax will depend on a number of factors, including (i) whether the redemption is treated as a repurchase of stock for purposes of the Excise Tax, (ii) the fair market value of the redemptions treated as repurchases in connection with a Business Combination, (iii) the structure of a Business Combination and whether any such transaction closes, (iv) the nature and amount of any private investment in public equity (“PIPE”) or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination), and (v) the content of regulations and other guidance issued by the Treasury. It is possible that the Company will be subject to the Excise Tax with respect to any subsequent redemptions, including redemptions in connection with the Business Combination, that are treated as repurchases for this purpose (other than, pursuant to recently issued guidance from the Treasury, redemptions in complete liquidation of the Company). As mentioned, the Excise Tax is imposed on the repurchasing corporation itself, not the stockholders from which stock is repurchased. The imposition of the Excise Tax (including as a result of public stockholders electing to exercise their redemption rights in connection with an Business Combination) could, however, reduce the amount of cash available to the Company to pay redemptions (or the cash contribution to the target business in connection with our Business Combination, which could hinder the Company’s ability to complete a Business Combination or cause the other stockholders of the combined company to economically bear the impact of such Excise Tax).

During the second quarter of 2024, the IRS issued final regulations with respect to the timing and payment of the Excise Tax. Pursuant to those regulations, the Company would need to file a return and remit payment for any liability incurred during the period from January 1, 2023 to December 31, 2023 on or before October 31, 2024.
The 2023 Excise Tax return and payment is normally due on October 31, 2024, however, due to the Company’s tax preparer being located in a Texas disaster area related to Hurricane Beryl, the Company’s 2023 Excise Tax return and payment is not due until February 2025. As of the filing of this Form 10-Q, no Excise Tax payments have been paid.
The Company is currently evaluating its options with respect to payment of this obligation. If the Company is unable to pay its obligation in full, it will be subject to additional interest and penalties which are currently estimated at 10% interest per annum and a 5% underpayment penalty per month or portion of a month up to 25% of the total liability for any amount that is unpaid from February 2025 until paid in full.
Net (Loss) Income Per Common Stock
The Company has two classes of shares outstanding, which are referred to as redeemable Class A common stock and non-redeemable Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of common stock. Basic net (loss) income per share of common stock is calculated by dividing the net (loss) income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net (loss) income per share is computed by dividing the net (loss) income attributable to common stockholders by the weighted-average number of common stock and potentially dilutive securities outstanding for the period. For the purposes of the diluted net (loss) income per share calculation the warrants to purchase common stock and the shares issuable in accordance with the Subscription Agreement are considered to be potentially dilutive securities pursuant to the treasury stock method. In order to determine the net (loss) income attributable to both the redeemable Class A common stock and the non-redeemable Class A common stock and Class B common stock, the Company first considered the total income allocable to both sets of shares. This is calculated using the total net (loss) income less any dividends paid. For purposes of calculating net (loss) income per share, any change to the redemption value of the redeemable Class A common stock is treated as a deemed dividend for the purposes of the numerator in the earnings per share calculation, as the redemption value approximates fair value. Additionally, the excise tax payable is treated as a deemed dividend as the activity of redeeming shares that generates the excise tax is done for the benefit of the redeemable Class A common stockholders. Subsequent to calculating the total income allocable to both sets of shares, the Company calculates the amount to be allocated pro rata between the redeemable Class A common stock and non-redeemable Class A common stock and Class B common stock for each of the periods presented.
The following table reflects the calculation of basic and diluted net income per share of common stock (in dollars, except per share amounts):

	For the Three Months September 30,		For the Nine Months September 30,
	2024	2023	2024	2023
Net (loss) income, as reported	$(1,006,971)	$(701,173)	$(4,960,533)	$1,782,882
Reconciliation items:
Deemed dividend to redeemable Class A stockholders	(308,051)	(415,659)	(736,696)	(2,220,336)
Allocation of net loss, as adjusted	$(1,315,022)	$(1,116,832)	$(5,697,299)	$(437,454)

	For the Three Months Ended September 30,
	2024		2023
	Redeemable Class A	Non-redeemable Class A and Class B	Redeemable Class A	Non-redeemable Class A and Class B
Basic and diluted net loss per share:
Numerator:
Allocation of net loss attributable to common stockholders, as adjusted	$(282,548)	$(1,032,474)	$(520,156)	$(596,676)
Allocation of accretion of temporary equity to redeemable Class A shares	308,051	—	415,659	—
Allocation of net loss	$25,503	$(1,032,474)	$(104,497)	$(596,676)
Denominator:
Weighted average common stock outstanding, basic and diluted	1,570,789	5,739,916	5,012,592	5,750,000
Basic and diluted net loss per common share	$0.02	$(0.18)	$(0.02)	$(0.10)

	For the Nine Months Ended September 30,
	2024		2023
	Redeemable Class A	Non-redeemable Class A and Class B	Redeemable Class A	Non-redeemable Class A and Class B
Basic and diluted loss income per share:
Numerator:
Allocation of net loss attributable to common stockholders, as adjusted	$(1,506,359)	$(4,190,870)	$(203,741)	$(233,713)
Allocation of accretion of temporary equity to redeemable Class A shares	736,696	—	2,220,336	—
Allocation of net (loss) income	$(769,663)	$(4,190,870)	$2,016,595	$(233,713)
Denominator:
Weighted average common stock outstanding, basic and diluted	2,063,145	5,739,916	5,012,592	5,750,000
Basic and diluted net (loss) income per common share	$(0.37)	$(0.73)	$0.40	$(0.04)

As of September 30, 2024 and 2023, the outstanding warrants to purchase 17,900,000 shares of Class A common stock were excluded from the computation of diluted net income per share of common stock for the periods presented as the exercise price is greater than the average market price (out of the money) and their inclusion would be anti-dilutive under the treasury stock method. At September 30, 2024 and 2023, 1,320,000 and 0 shares of Class A common stock, respectively, that may be issued in association with the Subscription Agreement are excluded from diluted net income per share as the conditions for the issuance of the shares has not happened. Additionally, shares that might be issuable in relation to the proposed Business Combination are excluded from the diluted net income per share as the conditions for the issuance of the shares has not happened.
Note 3—Related Party Transactions
Founder Shares
Prior to the Initial Public Offering, the Former Sponsor and directors (the “Initial Stockholders”) purchased an aggregate of 5,750,000 shares of Class B common stock, par value $0.0001 per share (“Class B common stock,” “Class B Shares” or “founder shares”) for an aggregate purchase price of $25,000, or approximately $0.004 per share. Prior to the initial investment in the Company of $25,000 by our Initial Stockholders, the Company had no assets, tangible or intangible. The per share purchase price of the founder shares was determined by dividing the amount of cash contributed to the Company by the aggregate number of founder shares issued. The initial stockholders (including the anchor investors) collectively owned 20% of the outstanding shares of common stock following the Initial Public Offering. Certified qualified institutional buyers or institutional accredited investors, as defined in Rule 144A and Regulation D, respectively, under the Securities Act, which are not affiliated with the Company, the Former Sponsor, the Company’s directors or any member of management and that purchased an aggregate of approximately 22,980,000 units in the Initial Public Offering at the public offering price (“herein referred to as “anchor investor”) purchased the number of Units for which it had provided an indication of interest (not to exceed 9.9% of the units sold in the Initial Public Offering). In consideration of these purchases, the Former Sponsor entered into an investment agreement with each of the anchor investors pursuant to which the Former Sponsor sold 1,450,758 founder shares in the aggregate, at their original purchase price of approximately $0.004 per share.
The founder shares are identical to the shares of the Class A common stock included in the Units sold in the offering, except that:
•
prior to the Company’s Initial Business Combination, only holders of the founder shares have the right to vote on the election of directors and holders of a majority of the founder shares may remove a member of the board of directors for any reason;

•	the founder shares are subject to certain transfer restrictions, as described in more detail below;
•
each of the Company’s Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to waive (i) their redemption rights with respect to their founder shares and any public shares held by them in connection with the completion of the Initial Business Combination; (ii) their redemption rights with respect to their founder shares and any public shares held by them in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of its obligation to allow redemption in connection with the Initial Business Combination or to redeem 100% of the public shares if the Company has not completed an Initial Business Combination on or before February 7, 2025 (as may be extended until April 7, 2025) or (B) with respect to any other provisions relating to stockholders’ rights or pre-Initial Business Combination activity; and (iii) their rights to liquidating distributions from the Trust Account with respect to any founder shares held by them if the Company does not complete the Initial Business Combination on or before February 7, 2025 (as may be extended until April 7, 2025), although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company does not complete the Initial Business Combination within the prescribed time frame. If the Company submits the Initial Business Combination to its public stockholders for a vote, the Sponsor, officers and directors have agreed to vote their founder shares and any public shares they may acquire during or after the Initial Public Offering, in favor of the Initial Business Combination, and each of the anchor investors has agreed to vote its founder shares (subject to the right to abstain from voting) in favor of the Initial Business Combination.

•
the founder shares are shares of Class B common stock that will automatically convert into shares of the Company’s Class A common stock upon the completion of the Initial Business Combination or earlier at the option of the holder thereof;

•
the anchor investors will not be entitled to (i) redemption rights with respect to any founder shares held by them in connection with the completion of the Initial Business Combination; (ii) redemption rights with respect to any founder shares held by them in connection with a stockholder vote to amend the Company’s amended and restated certification of incorporation in a manner that would affect the substance or timing of its obligation to redeem 100% of our public shares if the Company has not consummated an Initial business combination by February 7, 2025 (as may be extended until April 7, 2025) or; (iii) rights to liquidating distributions from the Trust Account with respect to any founder shares held by them if the Company fails to complete its Initial Business Combination by February 7, 2025 (as may be extended until April 7, 2025) (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the Initial Business Combination within the prescribed time frame); and

•	the founder shares are entitled to registration rights.
Transfer restrictions on founder shares
Holders of the Company’s founder shares (including the anchor investors) have agreed not to transfer, assign or sell any of their founder shares and any shares of our Class A common stock issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of our Initial Business Combination; and (ii) subsequent to the Initial Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our Initial Business Combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange or other similar transaction that results in all of the public stockholders having the right to exchange their shares of common stock for cash, securities or other property (except to certain permitted transferees and under certain limited circumstances). Any permitted transferees will be subject to the same restrictions and other agreements of our initial stockholders with respect to any founder shares (except that the anchor investors will be permitted to abstain from voting founder shares).
In conjunction with each anchor investor purchasing 100% of the Units allocated to it, in connection with the closing of the Initial Public Offering, the Former Sponsor sold an aggregate of 1,450,758 founder shares at their original purchase price. The Company estimated the fair value of the founder shares attributable to the anchor investors to be $9.3 million or $6.40 per share as of October 7, 2021 (date of the Initial Public Offering).
The excess of the fair value of the founder shares sold over the purchase price of $5,803 (or $0.004 per 1,450,758 share) was determined to be an issuance cost of the Initial Public Offering incurred on the Company’s behalf. Accordingly, this issuance cost as well as Offering Costs were accounted for as an equity contribution from the Former Sponsor. As a portion of the Initial Public Offering consisted of Warrant Securities that are accounted for as liabilities, as such the fair value of the 1,450,758 founder shares sold to the anchor investors by the Former Sponsor ($0.6 million) was allocated to the warrant liabilities as of October 7, 2021 (date of Public Offering).
On November 2, 2023, the Sponsor acquired an aggregate of 3,746,303 shares of Class B common stock from the Former Sponsor and each of the anchor investors and 4,160,000 private placement warrants from the Former Sponsor. Contemporaneously with the shares acquired by the Sponsor, the Sponsor transferred an aggregate of 50,000 shares of Class B common stock to two of the Company’s directors.
In connection with the October 2023 Special Meeting the Former Sponsor converted 3,000,000 of its shares of Class B common stock into shares of Class A common stock. Upon conversion of shares of Class B common stock to shares of Class A common stock, such shares of Class A common stock are not entitled to receive funds from the Trust Account through redemptions or otherwise and will remain subject to the existing transfer restrictions.
In connection with the July 2024 Special Meeting, the Sponsor and Former Sponsor converted an aggregate of 1,100,000 of their shares of Class B common stock into shares of Class A common stock. Upon conversion of shares of Class B common stock to shares of Class A common stock, such shares of Class A common stock are not entitled to receive funds from the Trust Account through redemptions or otherwise and will remain subject to the existing transfer restrictions.
Private Placement Warrants
Simultaneously with the Initial Public Offering, the Former Sponsor purchased an aggregate of 6,400,000 Private Placement Warrants at $1.50 per Private Placement Warrant, for an aggregate purchase price of $9,600,000. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at an exercise price of $11.50 (subject to adjustment in certain circumstances). The net proceeds from the Private Placement Warrants of $2,300,000 were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete an Initial Business Combination within the Combination Period, the net proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Placement Warrants.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants: (i) will not be redeemable by the Company so long as they are held by the Former Sponsor or Sponsor or any of its permitted transferees; (ii) may be exercised for cash or on a cashless basis, so long as they are held by the Former Sponsor or Sponsor or any of its permitted transferees and (iii) are (including the common stock issuable upon exercise of the Private Placement Warrants) entitled to registration rights. Additionally, the Former Sponsor and Sponsor have agreed not to transfer, assign or sell any of the Private Placement Warrants, including the Class A common stock issuable upon exercise of the Private Placement Warrants (except to certain permitted transferees), until 30 days after the completion of the Initial Business Combination.

Indemnity
The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company discussed entering into a transaction agreement, reduces the amount of funds in the Trust Account to below (i) $10.10 per public share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of the Company and, therefore, the Sponsor may not be able to satisfy those obligations. The Company has not asked the Sponsor to reserve for such eventuality as the Company believes the likelihood of the Sponsor having to indemnify the Trust Account is limited because the Company will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Convertible Promissory Notes
In order to finance transaction costs in connection with the Initial Business Combination, on November 1, 2022 the Former Sponsor executed an unsecured Convertible Promissory Note and agreed to loan the Company up to $1,500,000 as may be required, the terms of which consist of no interest accrual and a maturity date commensurate with the date the Initial Business Combination has been consummated (“Working Capital Loans”). In the event that the Initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants issued to the Former Sponsor. Effective as of November 2, 2023, in connection with the closing of the transactions contemplated by the Purchase Agreement, the Convertible Promissory Note was forgiven by the note holder. For the year ended December 31, 2023, the Company recorded a $988,402 capital contribution included in deemed contribution by Former Sponsor on the statement of changes in stockholders’ deficit.
On February 26, 2024, the Company issued the FI Sponsor Promissory Note to the Sponsor. The Promissory Note does not bear interest and matures upon closing of the Company’s Initial Business Combination. In the event that the Company does not consummate an Initial Business Combination, the FI Sponsor Promissory Note will be repaid only from amounts remaining outside of the Trust Account. Up to the total principal amount of the FI Sponsor Promissory Note may be converted, in whole or in part, at the option of the lender into warrants of the Company at a price of $1.50 per warrant, which warrants will be identical to the Private Placement Warrants issued to the Former Sponsor at the time of the initial public offering of the Company. At September 30, 2024, there was $110,000 outstanding on the FI Sponsor Promissory Note.
Administrative Services Agreement
The Company entered into an agreement whereby, commencing on October 7, 2021, through the earlier of the consummation of an Initial Business Combination or the Company’s liquidation, the Company has agreed to pay an affiliate of the Former Sponsor a monthly fee of $15,000 for office space, utilities and administrative support. The Company records the administrative services agreement costs within operating costs on the statements of operations. On August 8, 2023, (i) the Company and the Former Sponsor agreed to terminate the Administrative Services Agreement dated October 4, 2021, with effect from and as of March 31, 2023 and (ii) the Former Sponsor agreed to waive any and all amounts due and owing by the Company after March 31, 2023. For the three and nine months ended September 30, 2024, the Company did not incur any fees related to the administrative services agreement. For the three and nine months ended September 30, 2023, the Company incurred and paid $0, and $45,000, respectively.

Note 4—Stockholders’ Deficit
Preferred Stock
The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001. The Company’s board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects. At September 30, 2024 and December 31, 2023, there were no shares of preferred stock issued or outstanding.
Common Stock
The Company is authorized to issue 200,000,000 Class A Shares, with a par value of $0.0001 each, and 20,000,000 Class B common stock, with a par value of $0.0001 each (the “Class B Shares” and, together with the Class A Shares, the “Common Stock”). Holders of the Common Stock are entitled to one vote for each share of Common Stock; provided that only holders of the Class B Shares have the right to vote on the election of directors prior to the Initial Business Combination. The Class B Shares will automatically convert into Class A Shares at the time of the Initial Business Combination, on a one-for-one basis, subject to adjustment for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein.
In the case that additional Class A Shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of the Initial Business Combination, the ratio at which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the outstanding Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, 20% of the sum of all Common Stock outstanding upon completion of the Initial Public Offering plus all Class A Shares and equity-linked securities issued or deemed issued in connection with the Initial Business Combination, excluding any Common Stock or equity-linked securities issued, or to be issued, to any seller in the Initial Business Combination, or any Private Placement-equivalent Warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Company.
In connection with the October 2023 Special Meeting the Former Sponsor converted 3,000,000 of its shares of Class B common stock into shares of Class A common stock and in connection with the July 2024 Special Meeting the Sponsor and Former Sponsor converted an aggregate of 1,100,000 of their shares of Class B common stock into shares of Class A common stock.
The redemption value for Class A common stock subject to possible redemption reflected on the balance sheets is reconciled on the following table:

	Shares	Amount
December 31, 2022	5,012,592	$50,125,920
Less:
Redemption of Class A common stock	(2,700,563)	(28,393,290)
Plus:
Accretion of Class A common stock to redemption value	—	2,272,693
December 31, 2023	2,312,029	$24,005,323
Plus:
Accretion of Class A common stock to redemption value	—	358,656
March 31, 2024	2,312,029	$24,363,979
Plus:
Accretion of Class A common stock to redemption value	—	69,989
June 30, 2024	2,312,029	$24,433,968
Less:
Redemption of Class A common stock	(1,099,905)	(11,692,068)

	Shares	Amount
Plus:
Accretion of Class A common stock to redemption value	—	191,130
September 30, 2024	1,212,124	$12,933,030

Warrants
Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of an Initial Business Combination or (b) 12 months from the closing of the Initial Public Offering, provided in each case that the Company has an effective registration statement under the Securities Act covering the sale of the shares of its Class A common stock issuable upon exercise of the warrants, and a current Offering prospectus relating thereto is available, and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement as a result of (i) the Company’s failure to have an effective registration statement by the 60th business day after the closing of the Initial Business Combination as described in the immediately following paragraph or (ii) a notice of redemption described below). The Public Warrants will expire five years after the completion of an Initial Business Combination or earlier upon redemption or liquidation. At September 30, 2024 and December 31, 2023, there were 11,500,000 Public Warrants and 6,400,000 Private Placement Warrants outstanding.
The Company is not obligated to deliver any Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue any Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.
The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of an Initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the sale of the shares of Class A common stock issuable upon exercise of the Warrants, and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the Warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the sale of the shares of Class A common stock issuable upon exercise of the Warrants is not effective by the 60th business day after the closing of the Initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the shares of Class A common stock at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will be required to use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of Warrant Securities when the price per share of Class A common stock equals or exceeds $18.00
Once the Warrant Securities become exercisable, the Company may redeem the outstanding Warrant Securities (except as described herein with respect to the Private Placement Warrants):
•	in whole and not in part;
•	at a price of $0.01 per Warrant Security;
•	upon a minimum of 30 days’ prior written notice of redemption (the“30-day redemption period”); and
•
if, and only if, the last reported sale price of our Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the Warrant Securities’ holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and certain issuances of Class A common stock and equity-linked securities).
The Company will not redeem the Warrant Securities as described above unless an effective registration statement under the Securities Act covering the sale of the shares of Class A common stock issuable upon exercise of the Warrant Securities is effective, and a current prospectus relating thereto is available, throughout the 30-day redemption period. Any such exercise would not be on a “cashless basis” and would require the exercising Warrant Security holder to pay the exercise price for each Warrant Security being exercised.
Except as set forth below, none of the Private Placement Warrants will be redeemable by the Company so long as they are held by the Sponsor or its permitted transferees.
Redemption of Warrant Securities when the price per share of Class A common stock equals or exceeds $10.00
Once the Warrant Securities become exercisable, the Company may also redeem the outstanding Warrant Securities (except as described herein with respect to the Private Placement Warrants):
•	in whole and not in part;
•
at $0.10 per Warrant Security upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of the Class A common stock;

•
if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like and certain issuances of Class A common stock and equity-linked securities); and

•
if the Reference Value is less than $18.00 per share (as adjusted for stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like and certain issuances of Class A common stock and equity- linked securities), the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of the Class A common stock means the volume-weighted average price of the Class A common stock for the ten trading days immediately following the date on which the notice of redemption is sent to the holders of Warrant Securities. The Company will provide its Warrant Security holders with the final fair market value no later than one business day after the 10-day trading period described above ends. In no event will the Warrant Securities be exercisable in connection with this redemption feature for more than 0.361 shares of our Class A common stock per Warrant Security (subject to adjustment).
If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete an Initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if (i) we issue additional common stock or equity-linked securities for capital raising purposes in connection with the closing of our Initial Business Combination at a Newly Issued Price of less than $9.20 per common stock, (ii) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our Initial Business Combination on the date of the completion of our Initial Business Combination (net of redemptions), and (iii) the Market Value is below $9.20 per share, then the exercise price of the warrants will be adjusted to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

Note 5—Fair Value Measurements
The Company follows the guidance in ASC 820 for its financial assets and liabilities that are remeasured and reported at fair value at each reporting period. The following table presents information about the Company’s assets and derivative liabilities that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	Level	September 30, 2024	December 31, 2023
Assets:
Investment held in Trust Account	1	$12,950,024	$24,554,804
Liabilities:
Public Warrants(1)	1	$460,000	$690,000
Private Placement Warrants(1, 2)	2	$256,000	$384,000
Working Capital Loan Conversion Option	3	$—	$—
Note Payable - Polar	3	$624,686	$346,353
2024 Non-Redemption Agreements	3	$920,000	$—

(1)
The Warrants are accounted for as liabilities in accordance with ASC 815 and are presented within warrant liabilities on the balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the statements of operations.

(2)	Reclassified to level 2 on December 31, 2023
To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3.
Warrant Liability
As of September 30, 2024 and December 31, 2023, the Public Warrants are classified as Level 1 in the fair value hierarchy and are valued at the publicly traded price. The Private Placement Warrants have substantially the same terms as the Public Warrants and the Company determined that the fair value of each Private Placement Warrant is consistent with that of a Public Warrant. With the decline in volatilities, there is de minimis benefit to Private Warrants with exemption from make whole redemptions. As such, the Private Warrants are considered economically equivalent to the Public Warrants. Accordingly, the Private Placement Warrants are valued at the Public Warrant price and on December 31, 2023 classified them as Level 2 financial instruments. Other than the reclassification of the Private Placement Warrants to Level 2, there were no other transfers in or out of Level 3 of the fair value hierarchy during period ended September 30, 2024.
Working Capital Loan Conversion Option
The Company’s FI Sponsor Promissory Note contains an embedded option (“Working Capital Loan Conversion Option”) whereby up to $1,500,000 of the FI Sponsor Promissory Note may be converted into the Company’s warrants. The embedded Working Capital Loan Conversion Option is accounted for as a liability in accordance with ACS 815-40 on the balance sheet and is measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value in the consolidated condensed statement of operations. Valuation of the Working Capital Loan Conversion Option was derived from the valuation of the underlying Private Placement Warrants and is classified as a level 3 valuation.

The following table presents the changes in the fair value of the Company’s financial assets and liabilities classified as Level 3:

	2024 Non- Redemption Agreements	Note payable - Polar	Working Capital Loan Conversion Option
Fair value as of December 31, 2023	$—	$346,353	$—
Initial value of the Working Capital Loan Conversion Option	—	—	—
Change in fair value	—	225,394	—
Fair value as of March 31, 2024	$—	$571,747	$—
Change in fair value	—	66,684	—
Fair value as of June 30, 2024	$—	$638,431	$—
Initial value of the 2024 Non-Redemption Agreements	1,002,000
Change in fair value	(82,000)	(13,745)	—
Fair value as of September 30, 2024	$920,000	$624,686	$—

Convertible Promissory Notes
Effective as of November 2, 2023, in connection with the closing of the Purchase Agreement, the Convertible Promissory Note was forgiven by the note holder.
Note Payable – Polar
At inception of the agreement and at December 31, 2023, the Note Payable – Polar was valued using a bond plus call plus stock approach.
The model used for the Note Payable - Polar requires the use of subjective assumptions:
•	The Risk-free rate as of the valuation date was selected based upon a typical equity investor assumed holding period.
•
The expected volatility assumption was based on the implied volatility from the Company’s common stock and warrants. An increase in the expected volatility, in isolation, would result in an increase in the fair value measurement and vice versa.

•	Probability of an Initial Business Combination as based on the Company’s management.
The key inputs into the models for the Note Payable - Polar were as follows:

Input	September 30, 2024	December 31, 2023
Probability of an Initial Business Combination	50%	40%
Risk-free rate	4.73%	5.18%
Expected term (years)	0.25	0.58
Expected volatility	De minimis	De minimis
Class A common stock price	$10.52	$10.46

2024 Non-Redemption Agreements
At inception of the 2024 Non-Redemption Agreements and at September 30, 2024, the 2024 Non-Redemption Agreements were valued using a likelihood-weighted scenario analysis.
The model used for the 2024 Non-redemption Agreements requires the use of subjective assumptions:
•	The Risk-free rate as of the valuation date was selected based upon a typical equity investor assumed holding period.
•
The expected volatility assumption was based on the implied volatility from the Company’s common stock and warrants. An increase in the expected volatility, in isolation, would result in an increase in the fair value measurement and vice versa.

•	Probability of an Initial Business Combination as based on the Company’s management.

The key inputs into the models for the Note Payable - Polar were as follows:

Input	September 30, 2024
Probability of an Initial Business Combination	50%
Risk-free rate	4.67%
Expected term (years)	0.25
Expected volatility	De minimis
Class A common stock price	$10.52

Note 6—Commitments
Registration Rights
Pursuant to a registration and stockholder rights agreement dated October 4, 2021, the holders of the founder shares, Private Placement Warrants (and their underlying securities) and the warrants that may be issued upon conversion of the Working Capital Loans (and their underlying securities) are entitled to registration rights. The holders of a majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of an Initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriters Agreement
The underwriters were paid a cash underwriting discount of 2.0% of the gross proceeds of the Initial Public Offering, or $4.6 million. In addition, the underwriters were entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the Initial Public Offering, or $8,050,000. In connection with the closing of the Purchase Agreement, the Company received an irrevocable waiver by the underwriters for deferred underwriting discount. As a result, $7,548,450 of the deferred underwriters’ fee was reversed through equity as it related to the Redeemable Class A common stock issued in the initial public offering and $501,550 of the deferred underwriters’ fee was reversed through the statement of operations as it related to the public warrants issued in the initial public offering.
Note 7—Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date of September 30, 2024 through the date that these unaudited consolidated condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited consolidated condensed financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Focus Impact BH3 Acquisition Company
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Focus Impact BH3 Acquisition Company (a Delaware corporation) (the “Company”) as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Restatement of the financial statements
As discussed in Note 2, the 2023 financial statements have been restated to correct a misstatement.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s working capital deficit as of December 31, 2023, and dependency on a completion of a business combination raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ GRANT THORNTON LLP
We have served as the Company’s auditor since 2021.
Philadelphia, Pennsylvania
April 23, 2024 (except for the restatement described in Note 2 and the effects thereof, as to which the date is September 27, 2024).

FOCUS IMPACT BH3 ACQUISITION COMPANY
BALANCE SHEETS

	December 31,
	2023	2022
ASSETS
Current assets
Cash	$631,337	$13,715
Income tax receivable	138,277	—
Prepaid expenses	11,306	—
Total current assets	780,920	13,715
Investment held in Trust Account	24,554,804	51,340,014
Total assets	$25,335,724	$51,353,729
LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$157,789	$—
Excise tax payable	283,933	—
Income taxes payable	—	86,230
Reserve for uncertain tax positions	955,617	596,817
Derivative warrant liability	1,074,000	2,122,940
Convertible promissory note – related party, at fair value	—	300,000
Note Payable – Polar, at fair value	346,353	—
Due to related party	64,750	88,006
Total current liabilities	2,882,442	3,193,993
Deferred underwriting fee payable	—	8,050,000
Total liabilities	2,882,442	11,243,993
Temporary equity
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 2,312,029 and 5,012,592 shares issued and outstanding at approximately $10.38 and $10.00 redemption value at December 31, 2023 and 2022, respectively	24,005,323	50,125,920
Stockholders’ deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none outstanding	—	—
Class A common stock, $0.0001 par value; 200,000,000 shares authorized; 3,000,000 and none shares issued and outstanding (excluding 2,312,029 and 5,012,592 shares subject to possible redemption) at December 31, 2023 and 2022, respectively	300	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 2,739,916 and 5,750,000 shares issued and outstanding at December 31, 2023 and 2022, respectively	274	575
Accumulated deficit	(1,552,615)	(10,016,759)
Total stockholders’ deficit	(1,552,041)	(10,016,184)
Total liabilities, temporary equity and stockholders’ deficit	$25,335,724	$51,353,729

The accompanying notes are an integral part of the financial statements.

FOCUS IMPACT BH3 ACQUISITION COMPANY
STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2023 (As restated)	2022
Operating costs	$(1,692,413)	$(2,210,778)
Loss from operations	(1,692,413)	(2,210,778)
Other income (expense):
Interest income – operating account	301	—
Interest income – Trust Account	2,296,926	3,038,631
Waiver of deferred offering costs liability attributable to warrants	501,550	—
Change in fair value of derivative warrant liabilities	1,048,940	6,836,233
Change in fair value of Note Payable - Polar	(87,204)	—
Non-redemption agreement	(1,230,000)	—
Total other income, net	2,530,513	9,874,864
Income before provision for income taxes	838,100	7,664,086
Provision for income taxes	(510,293)	(683,047)
Net income	$327,807	$6,981,039
Weighted average shares outstanding, redeemable Class A common stock subject to possible redemption	4,368,896	21,817,266
Basic and diluted net (loss) income per share, redeemable Class A common stock subject to possible redemption	$(0.62)	$0.29
Weighted average shares outstanding, non-redeemable Class A common stock and Class B common stock	5,749,668	5,750,000
Basic and diluted net income per share, non-redeemable Class A common stock and Class B common stock	$0.53	$0.11

The accompanying notes are an integral part of the financial statements.

FOCUS IMPACT BH3 ACQUISITION COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2021	—	$—	—	$—	5,750,000	$575	$—	$(13,027,822)	$(13,027,247)
Accretion of Class A common stock to redemption value	—	—	—	—	—	—	—	(3,969,976)	(3,969,976)
Net income	—	—	—	—	—	—	—	6,981,039	6,981,039

Balance as of December 31, 2022	—	$—	—	$—	5,750,000	$575	—	$(10,016,759)	$(10,016,184)
Accretion of Class A common stock to redemption value	—	—	—	—	—	—	—	(2,272,693)	(2,272,693)
Deemed contribution by Former Sponsor	—	—	—	—	—	—	—	1,323,661	1,323,661
Contribution – non-redemption agreements	—	—	—	—	—	—	—	1,230,000	1,230,000
Security Subscription Agreement – Polar	—	—	—	—	—	—	—	590,851	590,851
Excise tax payable	—	—	—	—	—	—	—	(283,933)	(283,933)
Cancellation and retirement of Class B common stock	—	—	—	—	(10,084)	(1)	—	1	—
Conversion of Class B common stock to Class A common stock	—	—	3,000,000	300	(3,000,000)	(300)	—	—	—
Waiver of Deferred Underwriters’ Fee (as restated)	—	—	—	—	—	—	—	7,548,450	7,548,450
Net income (as restated)	—	—	—	—	—	—	—	327,807	327,807
Balance as of December 31, 2023	—	$—	3,000,000	$300	2,739,916	$274	$—	$(1,552,615)	$(1,552,041)

The accompanying notes are an integral part of the financial statements.

FOCUS IMPACT BH3 ACQUISITION COMPANY
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2023 (As restated)	2022
Cash flows from operating activities
Net income	$327,807	$6,981,039
Adjustments to reconcile net income to net cash used in operating activities:
Interest income – Trust Account	(2,296,926)	(3,038,631)
Change in fair value of derivative warrant liabilities	(1,048,940)	(6,836,233)
Change in fair value of Note Payable – Polar	(87,204)	—
Waiver of deferred offering costs liability attributable to warrants	(501,550)	—
Non-redemption agreement	1,230,000	—
Changes in operating assets and liabilities:
Prepaid expenses	(11,306)	570,994
Accounts payable and accrued expenses	157,789	(5,000)
Due to related party	(23,256)	88,006
Income tax payable	134,293	683,047
Net cash used in operating activities	(1,944,885)	(1,556,778)
Cash flows from investing activities
Sales of marketable securities in Trust Account	—	232,527,061
Investments in Trust Account	(350,881)	—
Proceeds from Trust Account	1,039,727	—
Purchases of marketable securities in Trust Account	—	(748,934,935)
Sales and maturities of marketable securities in Trust Account	—	700,391,261
Cash withdrawn from Trust Account in connection with redemption	28,393,290	—
Net cash provided by investing activities	29,082,136	183,983,387
Cash flows from financing activities
Proceeds from convertible promissory note	988,402	300,000
Payment of convertible promissory note	(300,000)	—
Proceeds from note payable – Polar	850,000	—
Proceeds from promissory note to related party	812,411	—
Repayment of promissory note to related party	(477,152)	—
Redemptions of common stock	(28,393,290)	(183,844,056)
Net cash used in financing activities	(26,519,629)	(183,544,056)
Net change in cash	617,622	(1,117,447)
Cash at beginning of year	13,715	1,131,162
Cash at end of year	$631,337	$13,715
Supplemental disclosure of non-cash investing and financing activities:
Accretion of Class A common stock to redemption value	$2,272,693	$—
Excise tax payable	$283,933	$—
Conversion of Class B common stock to Class A common stock	$300	$—
Deemed contribution – forgiveness of convertible promissory note	$988,402	$—
Deemed contribution – forgiveness of promissory note	$335,259	$—
Cancellation and retirement of Class B common stock	$1	$—
Impact of the waiver of deferred commission by the underwriters attributable to common shares	$7,548,450	$—
Supplemental disclosure of cash flow information:
Income taxes paid	$376,000	$—

The accompanying notes are an integral part of the financial statements.

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Note 1—Organization and Plan of Business Operations
Focus Impact BH3 Acquisition Company (f/k/a/ Crixus BH3 Acquisition Company) (the “Company” of “BHAC”) is a blank check company incorporated as a Delaware company on February 23, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”). The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).
The registration statement for the Initial Public Offering (“IPO”) was declared effective on October 4, 2021 and the Company consummated the IPO by selling 23,000,000 units at a purchase price of $10.00 (“Units” and, with respect to the shares of Class A common stock included in the Units offered, the “Public Shares”). Each Unit consists of one Class A common stock and one-half Public Warrant. Each whole warrant (“Public Warrant”) entitles the holder to purchase one Class A common stock at a price of $11.50 per share.
Simultaneously with the closing of the IPO, the Company consummated the sale of 6,400,000 warrants (the “Private Placement Warrants”) at a price of $1.50 per warrant in a private placement to Crixus BH3 Sponsor LLC (the “Former Sponsor”) which is described in Note 5.
Following the closing of the IPO, an amount of $232,300,000 or $10.10 per Unit from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in a trust account (“Trust Account”) which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account, as described below.
The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
The Company has not yet begun operations and therefore, all activity for the period from February 23, 2021 (date of inception) through December 31, 2023, relates to the Company’s Initial Public Offering and identifying a target for the Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income or losses in the form of interest income from the proceeds derived from the Initial Public Offering and from changes in the fair value of the warrant derivative liability and convertible promissory note.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants (as defined in Note 5), although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (excluding any deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.
The Company will provide the holders of Class A common stock, par value, $0.0001 per shares (“Class A common stock”, “Class A Shares” or “public shares”, and such holders, the “Public Stockholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination, either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer, in either case at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (which interest

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
shall be net of taxes payable) divided by the number of then outstanding public shares. Notwithstanding the foregoing, if the Company seeks stockholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the public shares. The Company will proceed with a Business Combination only if it has net tangible assets of at least $5,000,001 upon consummation of the Business Combination and, in the case of a stockholder vote, a majority of the outstanding Common Stock voted are voted in favor of the Business Combination.
The Nasdaq rules require that the Business Combination must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the balance in the Trust Account (less any Deferred Commissions (as defined below) and taxes payable on interest earned) at the time of the Company signing a definitive agreement in connection with the Business Combination.
The Company will have until the New Termination Date (as defined below) to consummate a Business Combination (the “Combination Period”). If the Company has not completed a Business Combination by the New Termination Date, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish the rights of the Public Stockholders as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and its Board of Directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In the event of a liquidation, the Public Stockholders will be entitled to receive a full pro rata interest in the Trust Account (initially anticipated to be approximately $10.10 per share, plus any pro rata interest earned on the Trust Fund not previously released to the Company to pay its tax obligations and less up to $100,000 of interest to pay dissolution expenses). There will be no redemption rights or liquidating distributions with respect to the Founder Shares (as defined below) or the Private Placement Warrants, which will expire worthless if the Company fails to complete a Business Combination on or before the New Termination Date.
Charter Amendments and Early Redemptions; Purchase Agreement; Anchor Transfer Agreements
On December 7, 2022 (following approval by the Company’s stockholders at a special meeting (the “December 2022 Special Meeting”)), the Company effected a charter amendment and an amendment to its Investment Management Trust Agreement with Continental Stock Transfer & Trust Company, the effect of which was to change the Company’s prior termination date from April 7, 2023 to August 7, 2023, subject to extension by the Company’s board of directors for up to six additional thirty-day periods. In connection therewith, 17,987,408 public shares were tendered for redemption (the “First Redemption”). Immediately after giving effect to the First Redemption, the Company had approximately $51.2 million remaining in the Trust Account.
On September 27, 2023, the Company, the Former Sponsor and Focus Impact BHAC Sponsor, LLC (the “Sponsor”) entered into a Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, subject to satisfaction of certain conditions, the Sponsor (i) agreed to purchase an aggregate of 3,746,303 shares of Class B common stock from the Former Sponsor and each of the anchor investors and 4,160,000 private placement warrants from the Former Sponsor for an aggregate purchase price of $16,288 and (ii) became the Sponsor of the Company (together, the “Purchase”). In connection therewith, the Sponsor also entered into anchor transfer agreements with each of its anchor investors, whereby each anchor agreed, subject to the conditions contained therein, when and as directed by the Sponsor, to transfer 2/3 of their shares of Class B common stock for no consideration; provided, however, upon the request of an anchor investor, the Sponsor shall pay to them $0.0043 per share. The Purchase Agreement closed effective as of November 2, 2023. On November 3, 2023, the Company changed its corporate name to “Focus Impact BH3 Acquisition Company”, pursuant to an amendment to its amended and restated certificate of incorporation filed with the Delaware Secretary of State on November 3, 2023.

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
On December 20, 2023, one of the Company’s anchor investors submitted 10,084 Class B common stock to the Company for no consideration to be cancelled.
The Purchase Agreement closed as of November 2, 2023. In connection with the closing of the Purchase, the Sponsor, among other things, joined as a party to (i) the Letter Agreement, dated October 4, 2021, by and between the Company and the Former Sponsor (the “Letter Agreement,”) and (ii) the Registration and Stockholder Rights Agreement, dated October 4, 2021, among the Company, the Former Sponsor and certain security holders party thereto.
As of October 6, 2023, the Former Sponsor and the Sponsor entered into Non-Redemption Agreements on substantially the same terms with certain stockholders of the Company, pursuant to which such stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,946,794 Non-Redeemed Shares in connection with the October 2023 Special Meeting. In exchange for the foregoing commitments not to redeem such shares of Class A common stock, the Sponsor agreed to transfer an aggregate of 389,359 shares of common stock held by the Sponsor to such stockholders immediately following consummation of an initial Business Combination if they continued to hold such Non-Redeemed Shares through the October 2023 Special Meeting. On October 6, 2023, following approval by the Company’s stockholders at the October 2023 Special Meeting, the Company effected an amendment to its amended and restated certificate of incorporation, the effect of which was to (i) further extend the period of time by which the Company has to consummate an initial Business Combination to the New Termination Date and (ii) provide for the right of a holder of shares of Class B common stock to convert its shares of Class B common stock into shares of Class A common stock on a one-to-one basis at any time and from time to time at the election of the holder. In connection therewith, 2,700,563 public shares were tendered for redemption and the Sponsor converted 3,000,000 of its shares of Class B common stock into shares of Class A common stock. Upon conversion of Class B common stock to Class A common stock, such Class A common stock will not be entitled to receive funds from the Trust Account through redemptions or otherwise and will remain subject to the existing transfer restrictions. Immediately after giving effect to the Second Redemption and the Conversion, on October 24, 2023, the Company had approximately $24.6 million remaining in the Trust Account, and 5,312,029 shares of Class A common stock (including the 3,000,000 converted shares of Class B common stock) and 2,750,000 shares of Class B Common Stock outstanding.
On November 3, 2023, the Company entered into a subscription agreement (the “Subscription Agreement”) with the Sponsor and Polar Multi-Strategy Master Fund (“Polar”), an unaffiliated third party, pursuant to which Polar agreed to make certain capital contributions to the Company of up to $1,200,000 (the “Capital Contribution”) from time to time, at the request of the Company, subject to the terms and conditions of the Subscription Agreement, to the Company. Pursuant to the Subscription Agreement, the Capital Contribution shall be repaid to Polar by the Company within five (5) business days of the Company closing an initial business combination (the “Closing”). Polar may elect to receive such repayment (i) in cash or (ii) in shares of common stock of the surviving entity in such initial Business Combination (the “Surviving Entity”) at a rate of one share of common stock for each ten dollars ($10.00) of the Capital Contribution that is funded. Additionally, in consideration of the Capital Contribution, at the Closing, the Surviving Entity will issue to Polar one share of common stock for each dollar of Capital Contribution that is funded prior to the Closing.
Proposed Business Combination Agreement
On March 11, 2024, the Company entered into a business combination agreement (the “Business Combination Agreement”) with Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of BHAC (“NewCo”), Focus Impact BH3 Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub 1”), Focus Impact BH3 Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of NewCo (“Merger Sub 2”), and XCF Global Capital, Inc., a Nevada corporation (“XCF”). Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the Business Combination will be effected in two steps: (a) BHAC will merge with and into Merger Sub 1 (the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger as a wholly owned subsidiary of NewCo; and (b) immediately following the NewCo Merger, Merger Sub 2 will merge with and into XCF (the “Company Merger” and, together with the NewCo Merger and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with XCF being the surviving corporation of the Company Merger as a wholly owned subsidiary of NewCo. As a result of the Business Combination, NewCo will become a new publicly-traded company.

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
The Business Combination; Consideration
The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:

(i)
BHAC will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity of the NewCo Merger as a direct wholly owned subsidiary of NewCo, and (x) each share of BHAC’s Class A common stock, par value $0.0001 per share (“BHAC Class A Common Stock”) outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo’s Class A common stock, par value $0.0001 per share (“NewCo Common Stock”), (y) each share of BHAC’s Class B common stock, par value $0.0001 per share (“BHAC Class B Common Stock”), outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo Common Stock, and (z) each warrant of BHAC outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one warrant of NewCo (the “NewCo Warrants”), with NewCo assuming BHAC’s rights and obligations under the existing warrant agreement; and

(ii)
immediately following the NewCo Merger, Merger Sub 2 will merge with and into XCF, with XCF being the surviving corporation of the Company Merger as a direct wholly owned subsidiary of NewCo, and each share of common stock of XCF outstanding immediately prior to the effectiveness of the Company Merger will be converted into the right to receive shares of NewCo Common Stock determined in accordance with the Business Combination Agreement based on a pre-money equity value of XCF of $1,750,000,000, subject to adjustments for net debt and transaction expenses, and a price of $10.00 per share of NewCo Common Stock.

Conditions to Closing
The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (a) approval of the Business Combination and related agreements and transactions by the BHAC stockholders and the XCF stockholders, (b) effectiveness of the proxy / registration statement on Form S-4 (the “Registration Statement”) to be filed by BHAC and NewCo in connection with the Business Combination, (c) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (d) receipt of approval for listing on the New York Stock Exchange (“NYSE”) or The Nasdaq Stock Market LLC (“Nasdaq”), as applicable, the shares of NewCo common stock to be issued in connection with the Business Combination, and (e) the absence of any order, law or other legal restraint or prohibition preventing the consummation of the Business Combination in effect. Other conditions to XCF’s obligations to consummate the Business Combination include, among others, (i) the accuracy of the representations and warranties of BHAC as of the closing of the Business Combination (the “Closing”), (ii) the performance or compliance of each BHAC covenant in all material respects at or prior to the Closing and (iii) receipt of a certificate signed by a BHAC authorized officer certifying the satisfaction of the preceding clauses (i) and (ii). Other conditions to BHAC’s obligations to consummate the Business Combination include, among others, (v) closing of the acquisition of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (collectively, “New Rise”), (w) entry into an amended and restated supply and offtake agreement with a key supplier or another party (the “Key Agreement”) on terms and conditions reasonably satisfactory to BHAC, (x) the accuracy of the representations and warranties of XCF as of the Closing, (y) the performance or compliance of each XCF covenant in all material respects at or prior to the Closing and (z) receipt of a certificate signed by an XCF authorized officer certifying the satisfaction of the preceding clauses (x) and (y).
Covenants
The Business Combination Agreement contains covenants, including, among others, providing for (i) XCF to conduct its business in the ordinary course in all material respects through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) XCF to prepare and deliver to BHAC certain audited and unaudited consolidated financial statements of XCF, (iv) BHAC and NewCo to prepare, with the assistance of XCF, and BHAC and NewCo to file, the Registration Statement and take certain other actions to obtain the requisite approval of BHAC stockholders of certain proposals regarding the Business Combination, and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Representations and Warranties
The Business Combination Agreement contains customary representations and warranties by BHAC and XCF for transactions of this type regarding themselves and their respective businesses. The representations and warranties of the respective parties to the Business Combination Agreement will not survive the Closing of the Business Combination.
Termination
The Business Combination Agreement contains certain termination rights for both BHAC and XCF including, among others, that the Business Combination Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of BHAC and XCF, (ii) by written notice from either BHAC or XCF to the other if certain approvals of the BHAC stockholders, to the extent required under the Business Combination Agreement, are not obtained as set forth therein, (iii) by written notice from BHAC, if certain approvals of the XCF stockholders are not obtained within two (2) business days after the Registration Statement is declared effective, (iv) by written notice from BHAC if the Key Agreement is not entered into by a specified date or a key supplier exercises certain rights under the Key Agreement in connection with the Business Combination and (v) by either BHAC or XCF in certain other circumstances set forth in the Business Combination Agreement, including, among others, (a) if the Closing is permanently enjoined, restrained or prohibited by the terms of a final, non-appealable governmental order, (b) in the event of certain uncured breaches by the other party, (c) if the BHAC stockholders do not approve the Business Combination or (d) if the Closing has not occurred on or prior to September 11, 2024 (the “Termination Date”), provided that the Termination Date will be automatically extended to November 11, 2024 if the Registration Statement is not declared effective on or prior to September 11, 2024.
Certain Related Agreements
Sponsor Letter Agreement
On March 11, 2024, concurrently with the execution and delivery of the Business Combination Agreement, BHAC entered into a Sponsor Letter Agreement (the “Sponsor Letter Agreement”), with the Sponsor and NewCo, pursuant to which the Sponsor has unconditionally and irrevocably agreed to, among other things: (a) vote at any meeting of the stockholders of BHAC, and in any action by written resolution of the stockholders of BHAC, all of the shares of BHAC Class B common stock held by the Sponsor to approve the Business Combination and all related transactions and proposals; (b) vote against any proposal, action or agreement that would result in a breach of any of BHAC’s covenants, representations, warranties or other obligations or agreements under the Business Combination Agreement; and (c) waive any rights to adjustment or other anti-dilution or similar protections with respect to the rate at which the shares of BHAC Class B common stock held by the Sponsor will convert into other shares of capital stock of BHAC or shares of NewCo Common Stock in connection with the Business Combination and related transactions; in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.
Pursuant to the Sponsor Letter Agreement, the Sponsor also agreed to, among other things, certain lock-up restrictions with respect to the shares of NewCo Common Stock until the earlier of (i) 12 months following the Closing and (y) the date on which NewCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s stockholders having the right to exchange their equity for cash, securities or other property, subject to certain exceptions; provided that such lock-up restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing.
Support Agreements
On March 11, 2024, concurrently with the execution and delivery of the Business Combination Agreement, BHAC, NewCo and XCF entered into Company Support Agreements (collectively, the “Support Agreements”) with (i) Randy Soule, majority stakeholder of New Rise, and his affiliated entity (the “Soule Support Agreement”), (ii) GL Part SPV I, LLC, an existing XCF stockholder and New Rise equityholder (the “GL Support Agreement”), (iii) certain XCF stockholders (the “Company Support Agreement”) and (iv) certain members of XCF management

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
(the “Management Support Agreement”). Pursuant to the Support Agreements, certain XCF stockholders and New Rise equityholders agreed to, among other things, vote to adopt and approve the Business Combination Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Support Agreements, and vote against any alternative transaction, business combination or agreement that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect or prevent the Closing of the Business Combination or the Support Agreements or result in a breach of any covenant, representation, warranty or any other obligation or agreement thereunder.
Pursuant to the Support Agreements, certain XCF and New Rise stockholders also agreed to, among other things, (a) to the extent required or applicable, vote or provide consent for purposes of authorizing and approving the Business Combination or the Business Combination Agreement, (b) when any meeting of XCF stockholders is held, appear at such meeting or otherwise cause the XCF stockholder’s Covered Shares (as defined in the applicable Support Agreements) to be counted as present thereat for purposes of calculating a quorum, or respond to the request by XCF for written consent, as applicable, (c) vote or provide consent in any other circumstances upon which a consent or other approval is required under XCF’s organizational documents (as applicable) and (d) not transfer any Covered Shares through the Closing. Notwithstanding the foregoing, the Soule Support Agreement and the GL Support Agreement provide that unless and until XCF or BHAC obtains not less than $50 million in additional financing following the execution and delivery of the Business Combination Agreement, such parties may transfer any direct or indirect equity interests in New Rise in an aggregate amount of up to the lesser of (x) 15% of such parties’ equity interests in New Rise and (y) $100 million, in the case of Randy Soule and his affiliated entity, or $50 million, in the case of GL Part SPV I, LLC.
Pursuant to the Support Agreements:

(i)
the members of XCF management party to the Management Support Agreements have also agreed that they will not transfer shares of NewCo Common Stock held by such parties until the earlier of (x) twelve months after the Closing and (y) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property; provided that such transfer restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing;

(ii)
each of the XCF stockholders party to the Company Support Agreements and the party to the GL Support Agreement have also agreed that with respect to 90% of shares of NewCo Common Stock held by such parties (the “Lock-up Shares”), they will not transfer such Lock-up Shares until the earlier of (x) twelve months after the Closing and (y) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) stockholders having the right to exchange their securities for cash, securities or other property; provided that such transfer restrictions will lapse prior to their expiration upon the occurrence of certain events, including the closing price of the shares of NewCo Common Stock equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing; provided, further, that such parties may transfer (A) on or after 90 days following the first quarterly earnings release published following the Closing, 10% of the Lock-up Shares, (B) on or after 180 days following the closing date of the Business Combination, 30% of the Lock-up Shares and (C) on or after 360 days following the closing date of the Business Combination, 60% of the Lock-up Shares; and

(iii)	the Soule Support Agreement does not contain any lock-up restrictions following the Closing.

Going Concern
The Company has incurred and expects to continue to incur additional costs in pursuit of its initial Business Combination. The Company has determined that it will not be able to sustain operations for the next twelve months without additional

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
financing. As of December 31, 2023, the Company had $631,337 in its operating bank account available for working capital needs, $24,554,804 investments in liquid securities held in trust, which are not available for working capital needs, and a working capital deficit of $2,101,522. To date, the Company’s liquidity needs have been satisfied through a payment of $25,000 from the Former Sponsor to cover certain expenses on behalf of the Company in exchange for the issuance of the founder shares (as defined in Note 5), a Note Payable to Former Sponsor (Note 6) in the amount of $563,009 and net borrowings of $988,402 pursuant to the Convertible Promissory Note issued to the Former Sponsor (Note 5). The Company fully repaid the Note Payable to Sponsor on October 7, 2021.
On July 31, 2023, the Company issued a non-interest-bearing promissory note in the aggregate principal amount of up to $1,052,644 to the Former Sponsor (the “Extension Promissory Note”).
At closing of the Purchase Agreement with Sponsor on November 2, 2023, the Convertible Promissory Note and Extension Promissory Note were terminated and of no further force and effect, resulting in loan forgiveness by the note holder.
In association with the Subscription Agreement (discussed in Note 4), the Company had borrowed $850,000. Following approval by the Company’s stockholders at the October 2023 Special Meeting, the Company’s amended and restated certificate of incorporation was amended to further extend the period of time by which the Company has to consummate an initial Business Combination to July 31, 2024, the New Termination Date.
In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution, should the Company be unable to complete an initial Business Combination, raises substantial doubt about the Company’s ability to continue as a going concern. The Company has until July 31, 2024, to consummate a Business Combination. It is uncertain that the Company will be able to consummate an initial Business Combination by this time. If an initial Business Combination is not consummated by this date, and the New Termination Date is not extended beyond July 31, 2024, there will be a mandatory liquidation and subsequent dissolution. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after July 31, 2024
On March 11, 2024, the Company entered into a proposed Business Combination Agreement with XCF.
Note 2—Restatement of Previously Issued Financial Statements - 2023
Subsequent to the issuance of the financial statements, the Company’s management further evaluated the accounting treatment for the waiver of the deferred underwriters’ fee.
At December 31, 2023, the Company disclosed that the underwriters had waived any and all rights to the deferred underwriters’ fee. The Company applied the guidance in ASC 405-10-40-1, which states that unless addressed by other guidance, a debtor shall derecognize a liability if and only if it has been extinguished. As the liability was extinguished via the underwriters legally releasing the Company from being the primary obligor under the liability, the Company reversed the deferred underwriting fee liability and recorded as a gain in the statement of operations.
Upon further evaluation, the Company believes it is more appropriate to remove the liability not by recognizing a gain in the statement of operations but instead of by reversing the original transaction that created the deferred underwriters’ fee liability. As a result, $7,548,450 of the deferred underwriters’ fee was reversed through equity as it related to the Redeemable Class A common stock issued in the initial public offering and $501,550 of the deferred underwriters’ fee was reversed through the statement of operations as it related to the public warrants issued in the initial public offering.
The Company’s restatement for the accounting for the waiver of the deferred underwriters’ fee did not have any effect on the Company’s previously reported common stock subject to redemption or cash.
The Company, in consultation with its Audit Committee, concluded that its previously issued financial statements for the year ended December 31, 2023, should be restated to reflect the impact of the change in the application of the accounting procedures.

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Impact of the Revision

	December 31, 2023
	As previously reported	Adjustment	As restated
Statement of Operation
Waiver of deferred offering costs liability	$8,050,000	$(7,548,450)	$501,550
Total other income, net	$10,078,963	$(7,548,450)	$2,530,513
Income before provision for income taxes	$8,386,550	$(7,548,450)	$838,100
Net income	$7,876,257	$(7,548,450)	$327,807
Basic and diluted net income (loss) per share, redeemable Class A common stock subject to possible redemption	$1.11	$(1.73)	$(0.62)

Statement of Cash Flows
Net income	$7,876,257	$(7,548,450)	$327,807
Waiver of deferred offering costs liability	$(8,050,000)	$7,548,450	$(501,550)
Supplemental disclosure of non-cash investing and financing activities:
Impact of the waiver of deferred commission by the underwriters attributable to common shares	$—	$7,548,450	$7,548,450

Note 3—Revision of Previously Issued Financial Statements - 2022
During preparation of the financial statements for the year ended December 31, 2023, the Company determined that the amounts of operating costs and provision for income taxes for the year ended December 31, 2022, were understated by $88,006 and $596,817, respectively.
In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company evaluated the changes and has determined that the related impacts were not material to any previously presented financial statements. Therefore, the Company, in consultation with its Audit Committee, concluded that its previously issued financial statements for the year ended December 31, 2022, should be revised to reflect the impact of the overstatement.
Impact of the Revision

	December 31, 2022
	As previously reported	Adjustment	As revised
Balance Sheet
Reserve for uncertain tax positions	$—	$596,817	$596,817
Due to related party	$—	$88,006	$88,006
Total current liabilities	$2,509,170	$684,823	$3,193,993
Total liabilities	$10,559,170	$684,823	$11,243,993
Accumulated deficit	$(9,331,936)	$(684,823)	$(10,016,759)
Total stockholders’ deficit	$(9,331,361)	$(684,823)	$(10,016,184)

Statement of Operation
Operating costs	$(2,122,772)	$(88,006)	$(2,210,778)
Loss from operations	$(2,122,772)	$(88,006)	$(2,210,778)
Income before provision for income taxes	$7,752,092	$(88,006)	$7,664,086

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

	December 31, 2022
	As previously reported	Adjustment	As revised
Provision for income taxes	$(86,230)	$(596,817)	$(683,047)
Net income	$7,665,862	$(684,823)	$6,981,039
Basic and diluted net income per share, redeemable Class A common stock subject to possible redemption	$0.32	$(0.03)	$0.29
Basic and diluted net income per share, non-redeemable Class A common stock and Class B common stock	$0.13	$(0.02)	$0.11

Statement of Changes in Stockholders’ Deficit
Accumulated deficit	$(9,331,936)	$(684,823)	$(10,016,759)
Total stockholders’ deficit	$(9,331,361)	$(684,823)	$(10,016,184)

Statement of Cash Flows
Net income	$7,665,862	$(684,823)	$6,981,039
Changes in operating assets and liabilities:
Due to related party	$—	$88,006	$88,006
Income tax payable	$86,230	$596,817	$683,047

Note 4—Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities and Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of these financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Making estimates requires management to

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the derivative warrant liabilities. Such estimates may be subject to change as more current information becomes available. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
As of December 31, 2023 and 2022, the Company had $631,337 and $13,715, respectively, in cash outside of the Trust Account available for working capital needs. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.
Investments Held in Trust Account
As of December 31, 2023, investments held in Trust Account consisted of mutual funds that invest primarily in U.S. government securities and generally have a readily determinable fair value. Such securities and investments in mutual funds are classified as available-for-sale and presented on the balance sheets at fair value at the end of the reporting period. Interest, dividends, gains and losses resulting from the change in fair value of these securities are included in income from investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
During the year ended December 31, 2022, the Trust Account held U.S. Treasury securities classified as held-to-maturity in accordance with ASC Topic 320, “Investments—Debt and Equity Securities”. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheet. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method, at the end of each subsequent reporting period. Interest earned on the investments during each reporting period is recorded at the end of each reporting period and is reported as interest income in the accompanying statements of operations. The Company estimated the expected credit loss for each security in its portfolio using the probability-of-default method. The Company concluded there were no expected losses as of December 31, 2022.

	December 31, 2022
Held-to-maturity securities, at amortized cost:	Amortized cost basis	Gross unrecognized holding gains	Gross unrecognized holding losses	Fair value (level 2)
U.S. Treasury securities	$51,340,014	$—	$(3,293)	$51,336,721

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts or investment accounts in a financial institution, which at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts.
Stock Based Compensation
The Company complies with ASC 718 Compensation—Stock Compensation regarding Founder Shares acquired by directors of the Company. The acquired shares shall vest upon the Company consummating a Business Combination (the “Vesting Date”). If prior to the Vesting Date, the director or officer is removed from office or ceases to be a director or officer, the Company will have the right to repurchase the individual’s Founder Shares at the price paid by the individual. Holders of the Company’s founder shares have agreed not to transfer, assign or sell any of their founder shares and any shares of our Class A common stock issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of our initial business combination; and (ii) subsequent to the initial Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial Business Combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange or other similar transaction that results in all of the public stockholders having the right to exchange their shares of common stock for cash, securities or other property (except to certain permitted transferees and under certain limited circumstances). Any permitted transferees will be subject to the same restrictions and other agreements of our initial stockholders with respect to any founder shares (except that the anchor investors will be permitted to abstain from voting founder shares).
The shares were issued on November 2, 2023, and the shares vest, not upon a fixed date, but upon consummation of a Business Combination. Since the approach in ASC 718 is to determine the fair value without regard to the vesting date, the Company has determined the valuation of the Class B shares as of November 2, 2023. The valuation resulted in a fair value of $3.13 per share as of November 2, 2023, or an aggregate of $156,500 for the 50,000 shares. The aggregate amount paid for the transferred shares was approximately $200. The excess fair value over the amount paid is $156,300, which is the amount of share-based compensation expense which the Company will recognize upon consummation of a Business Combination.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement” (“Topic 820”), approximates the carrying amounts represented in the accompanying financial statements. Topic 820 establishes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure investments at fair value. The observability of inputs is impacted by a number of factors, including the type of characteristics specific to the financial instruments, market conditions and other factors. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
Financial instruments with readily available quoted prices or for which fair value can be measured from quoted prices in active markets will typically have a higher degree of input observability and a lesser degree of judgment applied in determining fair value. The three levels of the fair value hierarchy under Topic 820 are as follows:
Level 1—Unadjusted quoted prices in active markets for identical financial instruments at the measurement date are used.
Level 2—Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar financial instruments in active markets, quoted prices for identical or similar financial instruments in markets that are not active, inputs other than quoted prices that are observable for the financial instruments and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3—Pricing inputs are unobservable and include situations where there is little, if any, market activity for the financial instruments. The inputs used in determination of fair value require significant judgment and estimation.
In some cases, the inputs used to measure fair value might fall within different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the financial instrument is categorized in its entirety is determined based on the lowest level input that is significant to the financial instrument.
The carrying amounts of working capital balances approximate their fair values due to the short maturity of these items.
Convertible Promissory Note
The Company accounts for its Convertible Promissory Note under ASC 815 “Derivatives and Hedging” (“ASC 815”). Under 815-15-25, the election can be made at the inception of a financial instrument to account for the instrument under the fair value option under ASC 825 “Financial Instruments – Overall” (“ASC 825”). The Company has made such election for its Convertible Promissory Note. Using fair value option, the Convertible Promissory Note is required to be recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the note are recognized as non-cash within change in the fair value

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
of the Convertible Promissory Note in the statements of operations. On November 2, 2023, the Convertible Promissory Note was terminated and of no further force and effect, resulting in loan forgiveness by the note holder. For the terminated Convertible Promissory Note, the Company followed ASC 470 “Debt” (“ASC 470”). As a result, the Convertible Promissory Note was assigned a value of zero upon termination of the note.
As the holders of the Convertible Promissory Notes are equity holders in the Company, the resulting gain of $988,402 on the extinguishment of the Convertible Promissory Note was included in deemed contribution by Former Sponsor on the statement of changes in stockholders’ deficit.
Related Party Promissory Note
On July 31, 2023, the Company issued a non-interest bearing promissory note in the aggregate principal amount of up to $1,052,644 (“Related Party Promissory Note”) to the Former Sponsor and borrowed a net amount of $400,009.
On November 2, 2023, $335,259 of the Related Party Promissory Note was terminated and of no further force and effect, resulting in loan forgiveness by the note holder. For the terminated Related Party Promissory Note, the Company followed ASC 470. As a result, the Related Party Promissory Note was assigned a value of $64,749.
As the holders of the Convertible Promissory Notes are equity holders in the Company, the resulting gain on the extinguishment of the Convertible Promissory Note was recognized as a capital contribution to the Company. For the year ended December 31, 2023, the Company recorded a $335,259 capital contribution included in deemed contribution by Former Sponsor on the statement of changes in stockholders’ deficit.
Due to related party
A related party paid certain expenses on behalf of the Company with the amount due upon demand. At December 31, 2023 and 2022, the related party was due $64,750 and $88,006 respectively.
Non-Redemption Agreement
The Company has determined the Non-Redemption Agreements are an equity classified derivative instrument. As such, the Company complies with the requirements of SEC Staff Accounting Bulletin (“SAB”) Topic 5(T): Miscellaneous Accounting - Accounting for Expenses or Liabilities Paid by Principal Stockholder(s). As such, the value of the 389,359 Class B common stock, determined to be $1,230,000, transferred to the non-redeeming shareholders is treated as an equity contribution and recognized as operating costs in the statement of operations. The value of the Class B common stock forfeited by the Sponsors is reported as an increase to stockholders’ deficit.
Subscription Agreement
On November 3, 2023, the Company entered into a subscription agreement (the “Subscription Agreement”) with the Sponsor and Polar, pursuant to which Polar agreed to make certain capital contributions to the Company of up to $1,200,000 (the “Capital Contribution”) at the request of the Company. The Capital Contribution shall be repaid to Polar by the Company within five (5) business days of the Company closing an initial Business Combination (the “Closing”). Polar may elect to receive such repayment (i) in cash or (ii) in shares of common stock of the surviving entity in such initial Business Combination (the “Surviving Entity”). Additionally, in consideration of the Capital Contribution, at the Closing, the Surviving Entity will issue to Polar one share of common stock for each dollar of Capital Contribution that is funded prior to the Closing (“Subscribed Shares”). The Subscription Agreement includes two separate transactions– a promissory note (“Note Payable – Polar”) and a share subscription agreement (“SSA – Polar”).
In accordance with ASC 825, the Company has elected to record the Note Payable - Polar at fair value upon issuance and will remeasure the Note Payable - Polar at fair value at each reporting period. Changes in the estimated fair value of the Note Payable - Polar are recognized within change in the fair value of the Note payable - Polar in the statements of operations. At December 31, 2023 the Company had borrowed $850,000 under the Subscription Agreement and reported the fair value on the balance sheet $346,353. At December 31, 2022, there were no borrowings under the Note Payable - Polar. The Note Payable - Polar is remeasured to fair value at each reporting date. Changes in fair value of $87,204 were included in the statement of operations during the year ended December 31, 2023.

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
The SSA – Polar is indexed and settled in the Company’s common stock and is thus considered an equity classified instrument under ASC815. As of the issuance date, the SSA – Polar’s value of $590,851 was determined based on the residual amount of the proceeds received of $850,000 less the fair value of the Note Payable – Polar of $259,159.
Capital Market Advisors
In 2023, the Company engaged the services of multiple entities to act as capital market advisors (“CMA”), specifically to advise on market conditions, seeking an extension for completing a Business Combination, a possible Business Combination, and acting as a placement agent in connection with a private placement of equity, equity-linked, convertible and/or debt securities or other capital or debt raising transaction. No fees are due the advisors until consummation of the Business Combination and are payable at that time in a combination of cash and shares of common stock of the public company entity that survives the Business Combination. In accordance with ASC 718, at December 31, 2023, the value of the shares issuable as of the execution date of the contracts was $312,600. Additionally, the Company will pay $3,500,000 plus an amount equal to 4.0% (together the “Deferred CMA Fees”) of the sum of (A) the gross proceeds raised from investors identified by the advisor received by the Company or Target plus (B) proceeds released from the Trust Account in connection with the closing of the Business Combination with respect to any stockholder of the Company that (x) entered into a non-redemption or other similar agreement or (y) did not redeem shares of the Company’s Class A common stock.
In accordance with ASC Topic 450, “Contingencies,” (“ASC 450”), the Company has not recognized a liability for the value of the potential issuance of shares or the Deferred CMA Fees since the completion of a Business Combination is a performance condition that is not yet considered probable.
Derivative Warrant Liabilities
The Company evaluated the Public Warrants and Private Placement Warrants (collectively, “Warrant Securities”) in accordance with ASC 815-40 Derivatives and Hedging—Contracts in Entity’s Own Equity,” and concluded that the Warrant Securities could not be accounted for as components of equity. As the Warrant Securities meet the definition of a derivative in accordance with ASC815-40, the Warrant Securities are recorded as derivative liabilities on the balance sheets and measured at fair value at issuance and remeasured at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the statements of operations in the period of change.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC 480. Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock features include certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2023 and 2022, 2,312,029 and 5,012,592 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the accompanying balance sheets, respectively.
All of the 23,000,000 shares of Class A common stock sold as part of the Units in the Initial Public Offering (5,012,592 of which remained outstanding after giving effect to the First Redemption and 2,312,029 of which remained outstanding (excluding the 3,000,000 converted shares of Class B common stock) after the Second Redemption) contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s second amended and restated certificate of incorporation. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity. Ordinary liquidation events, which

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Accretion of redeemable common stock results in charges against accumulated deficit.
Changes in the carrying amount of common stock subject to redemption are affected by earnings on the Trust Account that exceed amounts payable for taxes, additional funding of the Trust Account, amounts withdrawn from the Trust Account to pay tax obligations and redemptions of the Company’s Class A common stock and shares. For the year ended December 31, 2023 and 2022, $2,272,693 and $3,969,976 of accretion was recorded on Class A common stock, respectively.
Purchase of Shares by Sponsor
Pursuant to the closing of the Purchase Agreement, the Sponsor agreed to purchase an aggregate of 3,746,303 shares of Class B common stock from the Former Sponsor and each of the anchor investors and 4,160,000 private placement warrants from the Former Sponsor for an aggregate purchase price of $16,288. The Company accounts for the value of the shares acquired in excess of the purchase price in accordance with ASC 340 “Other Assets and Deferred Costs” (“ASC 340”). Management of the Company determined the fair value of the Class B common stock and Private Placement Warrants acquired to be $11,892,328. The excess value of the Class B common stock and Private Placement Warrants acquired was $11,876,040.
Income Taxes
The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company’s operations included those activities necessary to consummate a Business Combination. As such, the Company deducted startup and operating costs for tax purposes. As there is uncertainty in regard to this approach, the Company recognized a reserve for uncertain tax positions on the balance sheet. At December 31, 2023 and 2022, the Company reported $955,617 and $596,817 on the balance sheet for this uncertainty.
Recent Accounting Standards
In August 2020, FASB issued ASU 2020-06, “Debt–Debt with Conversion and Other Options” (Subtopic 470-20) and “Derivatives and Hedging – Contracts in Entity’s Own Equity” (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The Company adopted ASU 2020-06 on January 1, 2022 and the standard was applied on a full retrospective basis. There was no material impact on the Company’s financial position, results of operations or cash flows.
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
Risks and Uncertainties
The Company’s results of operations and ability to complete an initial Business Combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond the Company’s control. The Company’s business could be impacted by, among other things, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending and geopolitical instability, such as the military conflict in the Ukraine. The Company cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business and the Company’s ability to complete an initial business combination.
Uncertain Tax Position
As discussed above, the Company has taken an uncertain position for certain tax deductions. As such, the Company has recognized a reserve for uncertain tax positions on the balance sheet in the amount of $955,617 and $596,817 for December 31, 2023 and 2022, respectively.
Inflation Reduction Act of 2022
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a 1% excise tax on the fair market value of stock repurchased by a publicly listed U.S. corporation beginning in 2023, subject to certain exceptions. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The U.S. Department of the Treasury (the “Treasury”) has been given authority to issue regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax. It is unclear at this time how and to what extent the excise tax will apply to certain redemptions, but since the Company is a publicly listed Delaware corporation, it is a “covered corporation” within the meaning of the IR Act. Consequently, this excise tax may apply to certain redemptions of the Company’s public shares after December 31, 2022.
Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could potentially reduce the per-share amount that the Company’s public stockholders would otherwise be entitled to receive upon redemption of their public shares, cause a reduction in the cash available on hand to complete a Business Combination and hinder the Company’s ability to complete a Business Combination. At December 31, 2023 the Company recognized an excise tax liability of $283,933 related to share redemptions. In accordance with ASC 340-10-S99-1, the liability does not impact the condensed statements of operations and is offset against accumulated deficit because additional paid-in capital is not available.
Net Income Per Common Stock
The Company has two classes of shares outstanding, which are referred to as redeemable Class A common stock and non-redeemable Class A common stock and Class B common stock. Income and losses are shared pro rata between

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
the two classes of common stock. Basic net income per share of common stock is calculated by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net income per share is computed by dividing the net income attributable to common stockholders by the weighted-average number of common stock and potentially dilutive securities outstanding for the period. For the purposes of the diluted net income per share calculation the warrants to purchase common stock and the shares issuable in accordance with the Subscription Agreement are considered to be potentially dilutive securities pursuant to the treasury stock method. In order to determine the net income attributable to both the redeemable Class A common stock and the non-redeemable Class A common stock and Class B common stock, the Company first considered the total income allocable to both sets of shares. This is calculated using the total net income less any dividends paid plus any capital contributions. For purposes of calculating net income per share, any change to the redemption value of the redeemable Class A common stock is treated as a deemed dividend for the purposes of the numerator in the earnings per share calculation, as the redemption value approximates fair value. Additionally, the excise tax payable is treated as a deemed dividend as the activity of redeeming shares that generates the excise tax is done for the benefit of the redeemable Class A common stockholders. The waiver of the deferred underwriters’ fee is treated as a deemed capital contribution for the purpose of the numerator in the earnings per shares calculation, as the waiver of the deferred underwriters’ fee is a benefit to the redeemable Class A stockholders. Subsequent to calculating the total income allocable to both sets of shares, the Company calculates the amount to be allocated pro rata between the redeemable Class A common stock and non-redeemable Class A common stock and Class B common stock for each of the periods presented.
The following table reflects the calculation of basic and diluted net income per share of common stock (in dollars, except per share amounts):

	For the Year Ended December 31,
	2023	2022
Net income, as restated	$327,807	$6,981,039
Reconciliation items:
Deemed dividend and capital contribution to redeemable Class A stockholders, as restated	4,991,824	(3,969,976)
Allocation of net income, as adjusted	$5,319,631	$3,011,063

	For the Year Ended December 31,
	2023		2022
	Redeemable Class A	Non-redeemable Class A and Class B	Redeemable Class A	Non-redeemable Class A and Class B
Basic and diluted net income per share:
Numerator:
Allocation of net income attributable to common stockholders, as adjusted	$2,296,859	$3,022,772	$2,383,013	$628,050
Deemed dividend and capital contribution to redeemable Class A stockholders, as restated	(4,991,824)	—	3,969,976	—
Allocation of net income	$(2,694,965)	$3,022,772	$6,352,989	$628,050
Denominator:
Weighted average common stock outstanding, basic and diluted	4,368,896	5,749,668	21,817,266	5,750,000
Basic and diluted net income per common share, as restated	$(0.62)	$0.53	$0.29	$0.11

As of December 31, 2022, the promissory notes convertible into warrants at a price of $1.50 per warrant and as of December 31, 2023 and 2022, the outstanding warrants to purchase 17,896,782 shares of Class A common stock were excluded from the computation of diluted net income per share of common stock for the periods presented as the

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
exercise price is greater than the average market price (out of the money) and their inclusion would be anti-dilutive under the treasury stock method. At December 31, 2023, 935,000 class A common shares that may be issued in association with the Subscription Agreement are excluded from diluted net income per share as the conditions for the issuance of the shares has not happened.
Note 5—Related Party Transactions
Founder Shares
Prior to the IPO, the Former Sponsor and directors (the “Initial Stockholders”) purchased an aggregate of 5,750,000 shares of Class B common stock, par value $0.0001 per share (“Class B common stock,” “Class B Shares” or “founder shares”) for an aggregate purchase price of $25,000, or approximately $0.004 per share. Prior to the initial investment in the Company of $25,000 by our initial stockholders, the Company had no assets, tangible or intangible. The per share purchase price of the founder shares was determined by dividing the amount of cash contributed to the Company by the aggregate number of founder shares issued. The initial stockholders (including the anchor investors) collectively owned 20% of the outstanding shares of common stock following the IPO. Certified qualified institutional buyers or institutional accredited investors, as defined in Rule 144A and Regulation D, respectively, under the Securities Act, which are not affiliated with the Company, the Former Sponsor, the Company’s directors or any member of management and that purchased an aggregate of approximately 22,980,000 units in the IPO at the public offering price (“herein referred to as “anchor investor”) purchased the number of Units for which it had provided an indication of interest (not to exceed 9.9% of the units sold in the Initial Public Offering). In consideration of these purchases, the Former Sponsor entered into an investment agreement with each of the anchor investors pursuant to which the Former Sponsor sold 1,450,758 founder shares in the aggregate, at their original purchase price of approximately $0.004 per share.
The founder shares are identical to the shares of the Class A common stock included in the Units sold in the offering, except that:
•
prior to the Company’s initial Business Combination, only holders of the founder shares have the right to vote on the election of directors and holders of a majority of the founder shares may remove a member of the board of directors for any reason;

•	the founder shares are subject to certain transfer restrictions, as described in more detail below;
•
each of the Company’s Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to waive (i) their redemption rights with respect to their founder shares and any public shares held by them in connection with the completion of the initial Business Combination; (ii) their redemption rights with respect to their founder shares and any public shares held by them in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of its obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the public shares if the Company has not completed an initial Business Combination on or before the New Termination Date or (B) with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity; and (iii) their rights to liquidating distributions from the Trust Account with respect to any founder shares held by them if the Company does not complete the initial Business Combination on or before the New Termination Date, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company does not complete the initial Business Combination within the prescribed time frame. If the Company submits the initial Business Combination to its public stockholders for a vote, the Sponsor, officers and directors have agreed to vote their founder shares and any public shares they may acquire during or after the Initial Public Offering, in favor of the initial Business Combination, and each of the anchor investors has agreed to vote its founder shares (subject to the right to abstain from voting) in favor of the initial Business Combination.

•
the founder shares are shares of Class B common stock that will automatically convert into shares of the Company’s Class A common stock upon the completion of the initial Business Combination or earlier at the option of the holder thereof;

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
•
the anchor investors will not be entitled to (i) redemption rights with respect to any founder shares held by them in connection with the completion of the initial Business Combination; (ii) redemption rights with respect to any founder shares held by them in connection with a stockholder vote to amend the Company’s amended and restated certification of incorporation in a manner that would affect the substance or timing of its obligation to redeem 100% of our public shares if the Company has not consummated an initial business combination by the New Termination Date or; (iii) rights to liquidating distributions from the Trust Account with respect to any founder shares held by them if the Company fails to complete its initial Business Combination by the New Termination Date (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the prescribed time frame); and

•	the founder shares are entitled to registration rights.
Transfer restrictions on founder shares
Holders of the Company’s founder shares (including the anchor investors) have agreed not to transfer, assign or sell any of their founder shares and any shares of our Class A common stock issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of our initial business combination; and (ii) subsequent to the initial Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial Business Combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange or other similar transaction that results in all of the public stockholders having the right to exchange their shares of common stock for cash, securities or other property (except to certain permitted transferees and under certain limited circumstances). Any permitted transferees will be subject to the same restrictions and other agreements of our initial stockholders with respect to any founder shares (except that the anchor investors will be permitted to abstain from voting founder shares).
In conjunction with each anchor investor purchasing 100% of the Units allocated to it, in connection with the closing of the Initial Public Offering, the Former Sponsor sold an aggregate of 1,450,758 Founder Shares at their original purchase price. The Company estimated the fair value of the Founder Shares attributable to the anchor investors to be $9.3 million or $6.40 per share as of October 7, 2021 (date of the Initial Public Offering).
The excess of the fair value of the founder shares sold over the purchase price of $5,803 (or $0.004 per 1,450,758 share) was determined to be an issuance cost of the Initial Public Offering incurred on the Company’s behalf. Accordingly, this issuance cost as well as Offering Costs were accounted for as an equity contribution from the Former Sponsor. As a portion of the Initial Public Offering consisted of Warrant Securities that are accounted for as liabilities, as such the fair value of the 1,450,758 Founder Shares sold to the anchor investors by the Former Sponsor ($0.6 million) was allocated to the warrant liabilities as of October 7, 2021 (date of Public Offering).
On November 2, 2023, the Sponsor acquired an aggregate of 3,746,303 shares of Class B common stock from the Former Sponsor and each of the anchor investors and 4,160,000 private placement warrants from the Former Sponsor. Contemporaneously with the shares acquired by the Sponsor, the Sponsor transferred an aggregate of 50,000 class B common shares to two of the Company’s directors.
In connection with the October 2023 Special Meeting the Sponsor converted 3,000,000 of its shares of Class B common stock into shares of Class A common stock. Upon conversion of Class B common stock to Class A common stock, such Class A common stock are entitled to receive funds from the Trust Account through redemptions or otherwise and will remain subject to the existing transfer restrictions.
Private Placement Warrants
Simultaneously with the Initial Public Offering, the Former Sponsor purchased an aggregate of 6,400,000 Private Placement Warrants at $1.50 per Private Placement Warrant, for an aggregate purchase price of $9,600,000. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at an exercise price of $11.50 (subject to adjustment in certain circumstances). The net proceeds from the Private Placement Warrants of

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
$2,300,000 were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the net proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Placement Warrants.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants: (i) will not be redeemable by the Company so long as they are held by the Former Sponsor or Sponsor or any of its permitted transferees; (ii) may be exercised for cash or on a cashless basis, so long as they are held by the Former Sponsor or Sponsor or any of its permitted transferees and (iii) are (including the common stock issuable upon exercise of the Private Placement Warrants) entitled to registration rights. Additionally, the Former Sponsor and Sponsor have agreed not to transfer, assign or sell any of the Private Placement Warrants, including the Class A common stock issuable upon exercise of the Private Placement Warrants (except to certain permitted transferees), until 30 days after the completion of the Business Combination.
Indemnity
The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company discussed entering into a transaction agreement, reduces the amount of funds in the Trust Account to below (i) $10.10 per public share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of the Company and, therefore, the Sponsor may not be able to satisfy those obligations. The Company has not asked the Sponsor to reserve for such eventuality as the Company believes the likelihood of the Sponsor having to indemnify the Trust Account is limited because the Company will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Convertible Promissory Note
In order to finance transaction costs in connection with the Business Combination, on November 1, 2022 the Former Sponsor executed an unsecured Convertible Promissory Note and agreed to loan the Company up to $1,500,000 as may be required, the terms of which consist of no interest accrual and a maturity date commensurate with the date the Business Combination has been consummated (“Working Capital Loans”). In the event that the Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants issued to the Former Sponsor. Effective as of November 2, 2023, in connection with the closing of the transactions contemplated by the Purchase Agreement, the Convertible Promissory Note was forgiven by the note holder. For the year ended December 31, 2023, the Company recorded a $988,402 capital contribution included in deemed contribution by Former Sponsor on the statement of changes in stockholders’ deficit.
Administrative Services Agreement
The Company entered into an agreement whereby, commencing on October 7, 2021, through the earlier of the consummation of a Business Combination or the Company’s liquidation, the Company has agreed to pay an affiliate of the Former Sponsor a monthly fee of $15,000 for office space, utilities and administrative support. The Company

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
records the administrative services agreement costs within operating costs on the statements of operations. On August 8, 2023, (i) the Company and the Former Sponsor agreed to terminate the Administrative Services Agreement dated October 4, 2021, with effect from and as of March 31, 2023 and (ii) the Former Sponsor agreed to waive any and all amounts due and owing by the Company after March 31, 2023. For the year ended December 31, 2023 and 2022, the Company incurred and paid $45,000 and $180,000, respectively.
Note 6—Stockholders’ Deficit
Preferred Stock
The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001. The Company’s board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects. At December 31, 2023 and 2022, there were no shares of preferred stock issued or outstanding.
Common Stock
The Company is authorized to issue 200,000,000 Class A Shares, with a par value of $0.0001 each, and 20,000,000 Class B common stock, with a par value of $0.0001 each (the “Class B Shares” and, together with the Class A Shares, the “Common Stock”). Holders of the Common Stock are entitled to one vote for each share of Common Stock; provided that only holders of the Class B Shares have the right to vote on the election of directors prior to the Business Combination. The Class B Shares will automatically convert into Class A Shares at the time of the Business Combination, on a one-for-one basis, subject to adjustment for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein.
In the case that additional Class A Shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of the Business Combination, the ratio at which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the outstanding Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, 20% of the sum of all Common Stock outstanding upon completion of the Initial Public Offering plus all Class A Shares and equity-linked securities issued or deemed issued in connection with the Business Combination, excluding any Common Stock or equity-linked securities issued, or to be issued, to any seller in the Business Combination, or any Private Placement-equivalent Warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Company.
In connection with the October 2023 Special Meeting the Sponsor converted 3,000,000 of its shares of Class B common stock into shares of Class A common stock.
At December 31, 2023 and 2022, there were 2,312,029 and 5,312,029 Class A Shares issued and outstanding, respectively, subject to possible redemption. At December 31, 2023 and 2022, there were 2,739,916 and 5,750,000 Class B Shares issued and outstanding, respectively.

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
The redemption value for Class A Shares reflected on the balance sheets is reconciled on the following table:

	Shares	Amount
January 1, 2022	23,000,000	$230,000,000
Less:
Redemption of Class A Shares	(17,987,408)	(183,844,056)
Plus:
Accretion of Class A common stock to redemption value	—	3,969,976
December 31, 2022	5,012,592	$50,125,920
Less:
Redemption of Class A Shares	(2,700,563)	(28,393,290)
Plus:
Accretion of Class A common stock to redemption value	—	2,272,693
December 31, 2023	2,312,029	$24,005,323

Warrants
Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering, provided in each case that the Company has an effective registration statement under the Securities Act covering the sale of the shares of its Class A common stock issuable upon exercise of the warrants, and a current Offering prospectus relating thereto is available, and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement as a result of (i) the Company’s failure to have an effective registration statement by the 60th business day after the closing of the Business Combination as described in the immediately following paragraph or (ii) a notice of redemption described below). The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. At December 31, 2023 and 2022, there were 11,500,000 whole Public Warrants and 6,400,000 Private Placement Warrants outstanding.
The Company is not obligated to deliver any Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue any Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.
The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the sale of the shares of Class A common stock issuable upon exercise of the Warrants, and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the Warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the sale of the shares of Class A common stock issuable upon exercise of the Warrants is not effective by the 60th business day after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the shares of Class A common stock at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will be required to use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Redemption of Warrant Securities when the price per share of Class A common stock equals or exceeds $18.00
Once the Warrant Securities become exercisable, the Company may redeem the outstanding Warrant Securities (except as described herein with respect to the Private Placement Warrants):
•	in whole and not in part;
•	at a price of $0.01 per Warrant Security;
•	upon a minimum of 30 days’ prior written notice of redemption (the“30-day redemption period”); and
•
if, and only if, the last reported sale price of our Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the Warrant Securities’ holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and certain issuances of Class A common stock and equity-linked securities).

The Company will not redeem the Warrant Securities as described above unless an effective registration statement under the Securities Act covering the sale of the shares of Class A common stock issuable upon exercise of the Warrant Securities is effective, and a current prospectus relating thereto is available, throughout the 30-day redemption period. Any such exercise would not be on a “cashless basis” and would require the exercising Warrant Security holder to pay the exercise price for each Warrant Security being exercised.
Except as set forth below, none of the Private Placement Warrants will be redeemable by the Company so long as they are held by the Sponsor or its permitted transferees.
Redemption of Warrant Securities when the price per share of Class A common stock equals or exceeds $10.00
Once the Warrant Securities become exercisable, the Company may also redeem the outstanding Warrant Securities (except as described herein with respect to the Private Placement Warrants):
•	in whole and not in part;
•
at $0.10 per Warrant Security upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of the Class A common stock;

•
if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like and certain issuances of Class A common stock and equity-linked securities); and

•
if the Reference Value is less than $18.00 per share (as adjusted for stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like and certain issuances of Class A common stock and equity- linked securities), the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of the Class A common stock means the volume-weighted average price of the Class A common stock for the ten trading days immediately following the date on which the notice of redemption is sent to the holders of Warrant Securities. The Company will provide its Warrant Security holders with the final fair market value no later than one business day after the 10-day trading period described above ends. In no event will the Warrant Securities be exercisable in connection with this redemption feature for more than 0.361 shares of our Class A common stock per Warrant Security (subject to adjustment).
If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
In addition, if (i) we issue additional common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a Newly Issued Price of less than $9.20 per common stock, (ii) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the completion of our initial business combination (net of redemptions), and (iii) the Market Value is below $9.20 per share, then the exercise price of the warrants will be adjusted to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.
Note 7—Fair Value Measurements
The Company follows the guidance in ASC 820 for its financial assets and liabilities that are remeasured and reported at fair value at each reporting period. The following table presents information about the Company’s assets and derivative liabilities that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

		December 31,
	Level	2023	2022
Assets:
Investment held in Trust Account	1	$24,554,804	$—
Liabilities:
Public Warrants(1)	1	$690,000	$1,363,900
Private Placement Warrants(1,2)	2, 3	$384,000	$759,040
Convertible Promissory Notes	3	$—	$300,000
Note Payable – Polar	3	$346,353	$—

(1)
The Warrants are accounted for as liabilities in accordance with ASC 815 and are presented within warrant liabilities on the balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the statements of operations.

(2)	Reclassified to level 2 on December 31, 2023
To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3.
Warrant Liability
As of December 31, 2023 and 2022, the Public Warrants are classified as Level 1 in the fair value hierarchy and are valued at the publicly traded price. The Private Placement Warrants have substantially the same terms as the Public Warrants and the Company determined that the fair value of each Private Placement Warrant is consistent with that of a Public Warrant. With the decline in volatilities, there is de minimis benefit to Private Warrants with exemption from make whole redemptions. As such, the Private Warrants are considered economically equivalent to the Public Warrants. Accordingly, the Private Placement Warrants are valued at the Public Warrant price and on December 31, 2023 classified them as Level 2 financial instruments. Other than the reclassification of the Private Placement Warrants to Level 2, there were no other transfers in or out of Level 3 of the fair value hierarchy during period ended December 31, 2023.

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
The following table presents the changes in the fair value of the Company’s financial assets and liabilities classified as Level 3:

	Note payable – Polar	Convertible Promissory Note	Private Placement Warrants
January 1, 2022	$—	$—	$3,214,923
Proceeds from issuance of Convertible Promissory Note	—	300,000
Change in fair value	—	—	(2,455,883)
Fair value as of December 31, 2022	$—	$300,000	$759,040
Initial value of Note Payable – Polar	259,149	—	—
Borrowings on Convertible Promissory Note	—	988,402	—
Payments on Convertible Promissory Note	—	(300,000)	—
Extinguishment of Convertible Promissory Note	—	(988,402)
Reclassification to Level 2	—	—	(759,040)
Change in fair value	87,204	—	—
Fair value as of December 31, 2023	$346,353	$—	$—

Convertible Promissory Notes
At December 31, 2022 the Convertible Promissory Note was valued based on the proceeds received upon issuance of the note. Effective as of November 2, 2023, in connection with the closing of the Purchase Agreement, the Convertible Promissory Note was forgiven by the note holder.
Note Payable – Polar
At inception of the agreement and at December 31, 2023, the Note Payable – Polar was valued using a bond plus call plus stock approach.
The model used for the Note Payable – Polar requires the use of subjective assumptions:
•	The Risk-free rate as of the valuation date was selected based upon a typical equity investor assumed holding period.
•
The expected volatility assumption was based on the implied volatility from the Company’s common stock and warrants. An increase in the expected volatility, in isolation, would result in an increase in the fair value measurement and vice versa.

•	Probability of an initial Business Combination as based on the Company’s management.
The key inputs into the models for the Note Payable – Polar were as follows:

Input	Note Payable – Polar
Probability of an initial Business Combination	40%
Risk-free rate	5.18%
Expected term (years)	0.58
Expected volatility	De minimis
Class A common stock price	$10.46

Note 8—Commitments
Registration Rights
Pursuant to a registration and stockholder rights agreement dated October 4, 2021, the holders of the Founder Shares, Private Placement Warrants (and their underlying securities) and the warrants that may be issued upon conversion of the Working Capital Loans (and their underlying securities) are entitled to registration rights. The holders of a

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriters Agreement
The underwriters were paid a cash underwriting discount of 2.0% of the gross proceeds of the Initial Public Offering, or $4.6 million. In addition, the underwriters were entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the Initial Public Offering, or $8.1 million. In connection with the closing of the Purchase Agreement, the Company received an irrevocable waiver by the underwriters for deferred underwriting discount.
Note 9. Income Taxes
At December 31, 2023 and 2022, the Company had income tax receivable of $138,277 and an income tax liability of $86,230, respectively. The provision for income taxes resulted in a expense of $510,293 and $683,047 for the year ended December 31, 2023 and 2022, respectively.
The Company’s net deferred tax assets are as follows:

	December 31, 2023	December 31, 2022
Deferred tax assets
Startup costs	$955,617	$596,817
Unrealized Gain/Loss	(3,860)	3,860
Total deferred tax assets	951,757	600,677
Valuation allowance	(951,757)	(600,677)
Deferred tax assets, net of allowance	$—	$—

The income tax provision for the year ended December 31, 2023 and 2022 consists of the following:

	December 31, 2023	December 31, 2022
Federal
Current	$419,543	$565,795
Deferred	—	—
State
Current	$90,749	$117,066
Deferred	—	—
Change in valuation allowance	—	—
Income tax provision	$510,292	$682,861

As of December 31, 2023 and 2022, the Company had no U.S. federal or state net operating loss carryovers available to offset future taxable income.
In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2023 and 2022, the change in the valuation allowance was $351,290 and $184,278, respectively.
A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:

	December 31,
	2023 (as restated)	2022
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	4.3%	4.4%
Unrealized Gain/Loss	0.8%	(0.6)%
Recovery of offering costs attributable to warrants	(15.2)%	—%
Change in fair value of derivative warrants liabilities	(31.7)%	(22.6)%
Borrowings on note payable – Polar	2.6%	—%
Non-redemption agreements	37.2%	—%
State taxes	—%	(0.2)%
Change in valuation allowance	41.9%	6.9%
Income tax provision	60.9%	8.9%

The Company’s effective tax rates for the periods presented differ from the expected (statutory) rates primarily due to state taxes, changes in fair value in warrants, the Capital Market Advisory liability, the Note Payable – Polar and Non-redemption agreement, transaction costs associated with warrants and the recording of full valuation allowances on deferred tax assets.
Liabilities for Uncertain Tax Positions
The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.
The Company reevaluates these uncertain tax positions on a quarterly basis. Changes in assumptions may result in the recognition of a tax benefit or an additional charge to the tax provision.
The Company’s operations included those activities necessary to consummate a Business Combination. As such, the Company deducted startup and operating costs for tax purposes. As there is uncertainty in regard to this approach, the Company recognized a reserve for uncertain tax positions on the balance sheet. At December 31, 2023 and 2022, the Company reported $955,617 and $596,817 on the balance sheet for this uncertainty. As there is uncertainty in the Company’s tax position, the Company expects that none of the uncertain tax positions will reverse in the following 12 months.

FOCUS IMPACT BH3 ACQUISITION COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
The Company’s liabilities for uncertain tax positions are reflected in the following table:

	As of December 31,
	2023	2022
Liabilities for uncertain tax positions
Startup and operating costs	$955,617	$596,817

The following table presents the expense for uncertain tax positions, which amounts were reflected in the statements of operations as an increase to income tax expense:

	As of December 31,
	2023	2022
Expense for uncertain tax positions
Income taxes from uncertain tax positions	$358,800	$596,817

The following table presents the changes in the Company’s reserve for uncertain tax positions:

Changes in reserve for uncertain tax positions
January 1, 2022	$—
Add: provision from reserve for uncertain tax position	596,817
December 31, 2022	$596,817
Add: provision from reserve for uncertain tax position	358,800
December 31, 2023	$955,617

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.
Note 10—Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date of December 31, 2023 through the date that these financial statements were issued. Based upon this review, other than as disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.
On February 26, 2024, the Company issued an unsecured promissory note in the total principal amount of up to $500,000 (the “Promissory Note”) to the Sponsor. The Promissory Note does not bear interest and matures upon closing of the Company’s initial Business Combination. In the event that the Company does not consummate a Business Combination, the Promissory Note will be repaid only from amounts remaining outside of the Trust Account. Up to the total principal amount of the Promissory Note may be converted, in whole or in part, at the option of the lender into warrants of the Company at a price of $1.50 per warrant, which warrants will be identical to the Private Placement Warrants issued to the Former Sponsor at the time of the initial public offering of the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Focus Impact BH3 NewCo Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Focus Impact BH3 NewCo, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of September 30, 2024, the related consolidated statements of operations, changes in stockholder’s deficit, and cash flows for the period from March 6, 2024 (inception) to September 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September, 2024, and the results of its operations and its cash flows for the period from March 6, 2024 through September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s working capital deficit as of September 30, 2024, and dependency on a completion of a business combination, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ GRANT THORNTON LLP
We have served as the Company’s auditor since 2024.
Philadelphia, Pennsylvania
December 16, 2024

FOCUS IMPACT BH3 NEWCO, INC.
CONSOLIDATED BALANCE SHEET

September 30, 2024
ASSETS
Total current assets	$—

TOTAL ASSETS	$—

LIABILITIES AND STOCKHOLDER’S DEFICIT
Accounts payable	$2,953
Non-Redemption Agreement	$920,000
Total current liabilities	$922,952

TOTAL LIABILITIES	$922,953
Commitments and Contingencies (Note 6)	—

STOCKHOLDER’S DEFICIT
Common stock, par value $0.01; 100 shares authorized, issued, and outstanding	1
Stock subscription receivable, from related party	(100)
Additional paid-in capital	99
Accumulated deficit	(922,953)
Total stockholder’s deficit	(922,953)
TOTAL LIABILITIES AND STOCKHOLDER’S DEFICIT	$—

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS IMPACT BH3 NEWCO, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

For the period from March 6, 2024 (inception) to September 30, 2024
Formation expenses	$2,953
Loss from operations	(2,953)

Other expense:
Change in fair value of Non-Redemption Agreement	(920,000)
Total other expense	(920,000)
Loss before provision for income taxes	(922,953)
Provision for income taxes	—
Net Loss	$(922,953)

Weighted average number of shares of common stock outstanding, basic and diluted	100
Basic and diluted net loss per share of common stock	$(9,229.53)

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS IMPACT BH3 NEWCO, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S DEFICIT
For the period from March 6, 2024 (inception) to September 30, 2024

	Common Stock		Additional Paid-In Capital	Stock Subscription Receivable	Accumulated Deficit	Total Stockholder’s Deficit
	Shares	Amount
Balance, March 6, 2024 (inception)	—	$ —	$ —	$ —	$—	$—
Shares issued to founder	100	1	99	—	—	—
Net Loss	—	—	—	(100)	(922,953)	(922,953)
Balance, September 30, 2024	100	$1	$99	$(100)	$(922,953)	$(922,953)

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS IMPACT BH3 NEWCO, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

For the period from March 6, 2024 (inception) to September 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(922,953)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Change in fair value of Non-Redemption Agreement	920,000
Accounts payable	2,953
CASH USED IN OPERATING ACTIVITIES	—

CASH FLOWS FROM INVESTING ACTIVITIES	—
CASH USED IN INVESTING ACTIVITIES	—

CASH FLOWS FROM FINANCING ACTIVITIES	—
CASH USED IN FINANCING ACTIVITIES	—

NET CHANGE IN CASH
Cash, beginning of period	—
Cash, end of period	$—

Supplemental disclosure of cash flow information:
Stock subscription receivable, from related party	$100

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS IMPACT BH3 NEWCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from March 6, 2024 (inception) to September 30, 2024
Note 1. Organization
Description of Business
Focus Impact BH3 Newco, Inc. (“NewCo”) was incorporated in Delaware on March 6, 2024, and NewCo’s registered office is at 251 Little Falls Drive, Wilmington, County of New Castle, Delaware 19809. NewCo was formed as a wholly-owned subsidiary of Focus Impact BH3 Acquisition Company (“FI BH3”).
Focus Impact BH3 Merger Sub I, LLC (“Merger Sub 1”) was incorporated in Delaware on March 6, 2024, and Merger Sub 1’s registered office is at 251 Little Falls Drive, Wilmington, County of New Castle, Delaware 19809. Merger Sub 1 was formed as a wholly-owned subsidiary of NewCo.
Focus Impact BH3 Merger Sub II, Inc. (“Merger Sub 2”) was incorporated in Delaware on March 6, 2024, and Merger Sub 2’s registered office is at 251 Little Falls Drive, Wilmington, County of New Castle, Delaware 19809. Merger Sub 2 was formed as a wholly-owned subsidiary of NewCo.
Proposed Business Combination
On March 11, 2024, FI BH3 entered into a business combination agreement (the “Business Combination Agreement”) with NewCo, Merger Sub 1, Merger Sub 2, and XCF Global Capital, Inc., a Nevada corporation (“XCF”). Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the business combination will be effected in two steps: (a) FI BH3 will merge with and into Merger Sub 1 (the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger as a wholly owned subsidiary of NewCo; and (b) immediately following the NewCo Merger, Merger Sub 2 will merge with and into XCF (the “Company Merger” and, together with the NewCo Merger and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with XCF being the surviving corporation of the Company Merger as a wholly owned subsidiary of NewCo. As a result of the Business Combination, NewCo will become a new publicly-traded company.
Special Meeting of Stockholders
On July 31, 2024, following approval by FI BH3’s stockholders at a special meeting (the “July 2024 Special Meeting”), FI BH3 effected an amendment to its amended and restated certificate of incorporation to further extend the period of time by which FI BH3 has to consummate an initial business combination (the “Termination Date”) to February 7, 2025 and to allow FI BH3, without the need for another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to two times, by an additional one month each time, after February 7, 2025, by resolution of FI BH3’s board of directors.
In connection with the July 2024 Special Meeting, FI BH3 and NewCo entered into non-redemption agreements (“2024 Non-Redemption Agreements”) with certain stockholders of FI BH3 pursuant to which, such stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,047,399 shares of Class A common stock of FI BH3 in connection with the July 2024 Special Meeting and to hold such shares through the July 2024 Special Meeting. In exchange for the foregoing commitments not to redeem such shares of Class A common stock, NewCo agreed to issue to such stockholders, for no additional consideration, an aggregate of 174,566 shares of Class A common stock of NewCo (and up to an aggregate of 232,750 shares of Class A common stock of NewCo if FI BH3 utilizes the two monthly extensions described above), in connection with the consummation of the Initial Business Combination.
As a plan to alleviate its going concern, on March 11, 2024, FI BH3 entered into a proposed Business Combination Agreement with XCF.

FOCUS IMPACT BH3 NEWCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from March 6, 2024 (inception) to September 30, 2024
Risks and Uncertainties
NewCo was formed to be the surviving company in connection with a proposed business combination between the parent company, FI BH3, and XCF. NewCo has no prior operating activities. NewCo’s only material assets are its direct and indirect interests in FI BH3, and NewCo is accordingly dependent upon distributions from FI BH3 to pay dividends and taxes and other expenses. NewCo’s results of operations and ability to complete the proposed business combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond NewCo’s control. NewCo’s plans to consummate the proposed business combination could be impacted by, among other things, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending and geopolitical instability. NewCo cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business and NewCo’s ability to complete the proposed business combination.
Liquidity, Capital Resources and Going Concern
As of September 30, 2024, NewCo had no cash, a working capital deficit of $922,953 and no sources of funding other than funds that may be obtained from FI BH3.
These conditions raise substantial doubt about NewCo’s ability to continue as a going concern one year from the date that these consolidated financial statements are issued. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should NewCo be unable to continue as a going concern.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the accounting rules and regulations of the SEC.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of NewCo and its wholly-owned subsidiaries. All intercompany transactions have been eliminated.
Emerging Growth Company
NewCo is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. NewCo has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has

FOCUS IMPACT BH3 NEWCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from March 6, 2024 (inception) to September 30, 2024 different application dates for public or private companies, NewCo, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of NewCo’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires NewCo’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate is the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considers in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Accounts Payable
The carrying amounts of accounts payable approximate their fair values due to the short maturity of these items.
Fair Value of Financial Instruments
The fair value of the NewCo’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement” (“Topic 820”), approximates the carrying amounts represented in the accompanying financial statements. The carrying amounts of working capital balances approximate their fair values due to the short maturities of these items. Topic 820 establishes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure investments at fair value. The observability of inputs is impacted by a number of factors, including the type of characteristics specific to the financial instruments, market conditions and other factors. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
Financial instruments with readily available quoted prices or for which fair value can be measured from quoted prices in active markets will typically have a higher degree of input observability and a lesser degree of judgment applied in determining fair value. The three levels of the fair value hierarchy under Topic 820 are as follows:
Level 1—Unadjusted quoted prices in active markets for identical financial instruments at the measurement date are used.
Level 2—Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar financial instruments in active markets, quoted prices for identical or similar financial instruments in markets that are not active, inputs other than quoted prices that are observable for the financial instruments and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3—Pricing inputs are unobservable and include situations where there is little, if any, market activity for the financial instruments. The inputs used in determination of fair value require significant judgment and estimation.
In some cases, the inputs used to measure fair value might fall within different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the financial instrument is categorized in its entirety is determined based on the lowest level input that is significant to the financial instrument.
The carrying amounts of working capital balances approximate their fair values due to the short maturity of these items.

FOCUS IMPACT BH3 NEWCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from March 6, 2024 (inception) to September 30, 2024
Non-Redemption Agreement
NewCo has determined the 2024 Non-Redemption Agreements entered into in connection with the July 2024 Special Meeting are a liability classified derivative instrument. As such, the 2024 Non-Redemption Agreements were recognized at fair value at inception of the of the agreements and remeasured to fair value at September 30, 2024 with the change in fair value recognized in the statement of operations.
Income Taxes
NewCo and its subsidiaries do not file separate company tax returns. Instead, the parent company, FI BH3 will file a consolidated tax return including the financial results of NewCo and its subsidiaries. As of September 30, 2024, there were no uncertain tax positions related to NewCo or its subsidiaries.
Net Loss Per Share
Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.
For purposes of calculating diluted loss per common share, the denominator includes both the weighted-average number of shares of common stock outstanding during the period and the number of common stock equivalents if the inclusion of such common stock equivalents is dilutive.
Recently Issued Accounting Pronouncements
NewCo has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. NewCo does not expect the adoption of any recently issued pronouncements to have a material impact on its results of operations or financial position.
Note 3. Related Party Transactions
NewCo’s parent company, FI BH3, has entered into a stock subscription agreement for the acquisition of the shares of common stock issued to FI BH3. As such, at September 30, 2024, FI BH3 owes $100 to NewCo for the payment of NewCo’s common stock.
Note 4. Stockholder’s Deficit
Common stock
NewCo is authorized to issue 100 shares of common stock with par value of $0.01 each. As of September 30, 2024 there were 100 shares of common stock issued and outstanding. Each share of common stock entitles the holder to one vote.
Note 5. Fair Value Measurements
NewCo follows the guidance in ASC 820 for its financial assets and liabilities that are remeasured and reported at fair value at each reporting period. The following table presents information about NewCo’s derivative liabilities that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation inputs NewCo utilized to determine such fair value.
To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.
Accordingly, the degree of judgment exercised by NewCo in determining fair value is greatest for investments categorized in Level 3.

FOCUS IMPACT BH3 NEWCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from March 6, 2024 (inception) to September 30, 2024
The following table presents the changes in the fair value of the Company’s financial assets and liabilities classified as Level 3:

2024 Non-Redemption Agreements
Initial value	1,002,000
Change in fair value	(82,000)
Fair value as of September 30, 2024	$920,000

At inception of the 2024 Non-Redemption Agreements and at September 30, 2024, the 2024 Non-Redemption Agreements were valued using a likelihood-weighted scenario analysis; a Level 3 categorization.
The model used for the 2024 Non-redemption Agreements requires the use of subjective assumptions:
•	The Risk-free rate as of the valuation date was selected based upon a typical equity investor assumed holding period.
•
The expected volatility assumption was based on the implied volatility from the Company’s common stock and warrants. An increase in the expected volatility, in isolation, would result in an increase in the fair value measurement and vice versa.

•	Probability of an Initial Business Combination as based on the Company’s management.
The key inputs into the models for the 2024 Non-Redemption Agreements were as follows:

Input	September 30, 2024
Probability of an Initial Business Combination	50%
Risk-free rate	4.67%
Expected term (years)	0.25
Expected volatility	De minimis
Class A common stock price	$10.52

Note 6. Commitments and Contingencies
Legal Proceedings
NewCo is not currently party to any material legal proceedings. At each reporting date, NewCo evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. NewCo expenses as incurred the costs related to such legal proceedings.
Note 7. Subsequent events
NewCo evaluated subsequent events and transactions that occurred after the balance sheet date up to the date the consolidated financial statements are issued. NewCo did not identify any subsequent events that would have required adjustment or disclosure in these audited consolidated financial statements.

Annex A
EXECUTION VERSION
BUSINESS COMBINATION AGREEMENT

BY AND AMONG

FOCUS IMPACT BH3 ACQUISITION COMPANY,

FOCUS IMPACT BH3 NEWCO, INC.,

FOCUS IMPACT BH3 MERGER SUB 1, LLC,

FOCUS IMPACT BH3 MERGER SUB 2, INC.,

AND

XCF GLOBAL CAPITAL, INC.

DATED AS OF MARCH 11, 2024

ANNEXES AND EXHIBITS

Annex A	Supporting Company Equityholders

Exhibit A	Form of Sponsor Letter Agreement
Exhibit B	Form of Company Support Agreement

BUSINESS COMBINATION AGREEMENT
This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of March 11, 2024, is made by and among Focus Impact BH3 Acquisition Company, a Delaware corporation (“BHAC”), Focus Impact BH3 NewCo, Inc., a Delaware corporation and wholly owned subsidiary of BHAC (“NewCo”), Focus Impact BH3 Merger Sub 1, LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub 1”), Focus Impact BH3 Merger Sub 2, Inc., a Delaware corporation and wholly owned subsidiary of NewCo (“Merger Sub 2”), and XCF Global Capital, Inc., a Nevada corporation (the “Company”). BHAC, NewCo, Merger Sub 1, Merger Sub 2, and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.
WHEREAS, (a) BHAC is a blank check company incorporated as a Delaware corporation on February 23, 2021 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, (b) NewCo is, as of the date of this Agreement, a wholly owned Subsidiary of BHAC that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents (collectively, the “Business Combination”), (c) Merger Sub 1 is, as of the date of this Agreement, a wholly owned Subsidiary of NewCo that was formed for purposes of consummating the Business Combination and is properly disregarded as an entity separate from NewCo for U.S. federal income tax purposes, and (d) Merger Sub 2 is, as of the date of this Agreement, a wholly owned Subsidiary of NewCo that was formed for purposes of consummating the Business Combination;
WHEREAS, prior to the Closing, the Company expects to consummate the acquisition of (a) New Rise Renewables, LLC, a Delaware limited liability company (“New Rise LLC”), including its renewable diesel production facility located in Reno, Nevada (the “Renewable Diesel Facility”), pursuant to that certain Membership Interest Purchase Agreement, dated as of December 8, 2023, by and between the Company and RESC Renewables Holdings, LLC, a Nevada limited liability company (the “New Rise LLC MIPA”) and (b) New Rise SAF Renewables Limited Liability Company, a Nevada limited liability company (“New Rise SAF”, and together with New Rise LLC, “New Rise”), including its sustainable aviation fuel production facility located in Reno, Nevada (the “SAF Facility” and, together with the Renewable Diesel Facility, collectively, the “New Rise Facilities”), pursuant to that certain Membership Interest Purchase Agreement, dated as of December 8, 2023, by and among the Company, Randy Soule and GL Part I SPV, LLC, a Wyoming limited liability company (the “New Rise SAF MIPA”, and together with the New Rise MIPA, the “New Rise MIPAs”) (such acquisitions, collectively, the “New Rise Acquisitions”);
WHEREAS, following the consummation of the New Rise Acquisitions, the Company anticipates being engaged in, among other things, the production, marketing, distribution and sale of sustainable aviation fuel (the “SAF Production”);
WHEREAS, pursuant to the Governing Documents of BHAC, in connection with the Business Combination, BHAC is required to provide an opportunity for its shareholders to have their outstanding BHAC Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the BHAC Shareholder Approval;
WHEREAS, as of the date of this Agreement, Focus Impact BHAC Sponsor, LLC, a Delaware limited liability company (the “Sponsor”) owns 2,200,940 BHAC Class A Shares and 1,495,363 BHAC Class B Shares;
WHEREAS, on the Closing Date, after giving effect to any BHAC Shareholder Redemptions and immediately prior to the consummation of the Company Merger, and on the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (as amended, the “DGCL”), the Limited Liability Company Act of the State of Delaware (as amended, the “DLLCA”) and other applicable Laws, BHAC will merge with and into Merger Sub 1 (the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger (the “NewCo Merger Surviving Entity”), as a result of which, among other things, (a) each BHAC Class A Share outstanding immediately prior to the NewCo Merger shall no longer be outstanding and shall automatically be converted into the right of the holder thereof to receive a share of Class A common stock, par value $0.0001 per share, of NewCo (each, a “NewCo Class A Share”) on a one-for-one basis, (b) each BHAC Class B Share outstanding immediately prior to the NewCo Merger shall no longer be outstanding and shall automatically be converted into the right of the holder thereof to receive a NewCo Class A Share on a one-for-one basis, and (c) each

BHAC Warrant will become a warrant of NewCo (each, a “NewCo Warrant”) exercisable for NewCo Class A Shares on a one-for-one basis pursuant to a warrant assignment and assumption agreement to be entered into between NewCo and BHAC, substantially in a form to be reasonably agreed by NewCo and BHAC (the “Warrant Assignment and Assumption Agreement”);
WHEREAS, on the Closing Date, immediately following the NewCo Merger, and on the terms and subject to the conditions of this Agreement and in accordance with the DGCL, Chapter 78 of the Nevada Revised Statutes (the “NRS”) and other applicable Laws, Merger Sub 2 will merge with and into the Company (the “Company Merger” and, together with the NewCo Merger, collectively, the “Mergers”), with the Company being the surviving corporation of the Company Merger (the “Company Merger Surviving Corporation”), as a result of which, among other things, each share of common stock, par value $0.001 per share, of the Company (each, a “Company Share”) outstanding immediately prior to the Company Merger shall no longer be outstanding and shall automatically be converted into the right of the holder thereof to receive a number of NewCo Class A Shares equal to the applicable Per Share Company Merger Consideration in respect of each Company Share;
WHEREAS, concurrently with the execution of this Agreement, the Sponsor, BHAC and NewCo are entering into that certain sponsor letter agreement substantially in the form attached hereto as Exhibit A (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor has agreed to (a) vote in favor of this Agreement and the transactions contemplated hereby and (b) waive any adjustment to the conversion ratio with respect to its BHAC Class B Shares set forth in the Governing Documents of BHAC, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;
WHEREAS, concurrently with the execution of this Agreement, BHAC, NewCo, the Company and each of the Company equityholders set forth under Section I (the “Core Company Equityholders”) and Section II (the “Other Company Equityholders”) on Annex A (including those persons who will become Company equityholders as a result of the consummation of the New Rise Acquisitions) are entering into a company support agreement, substantially in the form attached hereto as Exhibit B (each, a “Company Support Agreement”), pursuant to which, among other things, the Company equityholders have agreed to, among other things, support and vote any equity interests in the Company held by him or her in favor of this Agreement, the Ancillary Documents to which the Company is or will be a party and the Business Combination, and to certain lock-up restrictions with respect to the NewCo Class A Shares received in the Company Merger;
WHEREAS, on the Closing Date, NewCo shall enter into a registration rights agreement with the Sponsor and the Core Company Equityholders, substantially in a form to be reasonably agreed by the Company and BHAC (the “Registration Rights Agreement”) in accordance with this Agreement;
WHEREAS, the board of directors of BHAC (the “BHAC Board”) has (a) approved this Agreement, the Ancillary Documents to which BHAC is or will be a party and the transactions contemplated hereby and thereby and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement by the holders of BHAC Shares entitled to vote thereon;
WHEREAS, each of the boards of directors or boards of managers (as applicable) of NewCo, Merger Sub 1 and Merger Sub 2 has approved this Agreement, the Ancillary Documents to which NewCo, Merger Sub 1 or Merger Sub 2 (as the case may be) is or will be a party and the Business Combination;
WHEREAS, (a) BHAC, as the sole stockholder of NewCo, has approved this Agreement, the Ancillary Documents to which NewCo is or will be a party and the transactions contemplated hereby and thereby, and (b) NewCo, as the sole member of Merger Sub 1 and the sole stockholder of Merger Sub 2, has approved this Agreement, the Ancillary Documents to which Merger Sub 1 or Merger Sub 2 (as the case may be) is or will be a party and the transactions contemplated hereby and thereby;
WHEREAS, the board of directors of the Company has (a) approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby and (b) recommended, among other things, the approval of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby by the Existing Company Equityholders entitled to vote thereon; and
WHEREAS, for U.S. federal and state income tax purposes, each of the Parties intends that (i) the NewCo Merger constitutes a transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and that this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury

Regulations Sections 1.368-2(g) and 1.368-3(a) (the “Intended SPAC Tax Treatment”) and (ii) the Company Merger constitutes a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the U.S. Treasury Regulations promulgated thereunder and that this Agreement shall constitute a “Plan or reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a) (the “Intended Company Tax Treatment”, and together with the Intended SPAC Tax Treatment, the “Intended Tax Treatment”).
NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:
ARTICLE 1
CERTAIN DEFINITIONS
Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.
“Additional BHAC SEC Reports” has the meaning set forth in Section 4.7.
“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.
“Aggregate Cash Raised” means an amount equal to (a) the aggregate cash proceeds available for release to BHAC from the Trust Account in connection with the transactions contemplated hereby (after, for the avoidance of doubt, giving effect to all of the BHAC Shareholder Redemptions) plus (b) the Aggregate Closing Financing Proceeds.
“Aggregate Closing Financing Proceeds” means the aggregate cash proceeds actually received by any BHAC Party in respect of any Financing (whether prior to or on the Closing Date).
“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.
“Amended Key Agreement” has the meaning set forth in Section 5.22(a).
“Ancillary Documents” means the Company Support Agreements, the Sponsor Letter Agreement, the Registration Rights Agreement, the Warrant Assignment and Assumption Agreement, any Financing Agreements and each other agreement, document, instrument or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.
“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), (b) the UK Bribery Act of 2010 and (c) any other applicable anti-bribery or anti-corruption Laws related to combatting bribery, corruption and money laundering.
“Applicable Exchange” means (a) with respect to listing during the period prior to the Closing, Nasdaq and (b) with respect to listing during the period at and following the Closing, Nasdaq or NYSE as agreed in writing (email being sufficient) by the Company and BHAC no later than prior to the BHAC Shareholders Meeting; and if no such agreement is made, Nasdaq.
“BHAC” has the meaning set forth in the introductory paragraph to this Agreement.
“BHAC Acquisition Proposal” means (a) any transaction or series of related transactions under which BHAC or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person, (ii) engages in a business combination with any other Person or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Person (in the case of each of clauses (i) through (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) or (b) any equity, debt or similar investment in BHAC or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a BHAC Acquisition Proposal.
“BHAC Board” has the meaning set forth in the recitals to this Agreement.
“BHAC Board Recommendation” has the meaning set forth in Section 5.7.

“BHAC Class A Share” means a share of Class A common stock of BHAC, par value $0.0001 per share.
“BHAC Class B Share” means a share of Class B common stock of BHAC, par value $0.0001 per share.
“BHAC D&O Persons” has the meaning set forth in Section 5.13(a).
“BHAC Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by BHAC on the date of this Agreement.
“BHAC Expenses” means, as of any time of determination, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, a BHAC Party or a BHAC Related Party in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (including the continued existence of BHAC, the Financing or otherwise), including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any BHAC Party or a BHAC Related Party, (b) any deferred underwriting fees and other deferred expenses of any BHAC Party or a BHAC Related Party, (c) any other fees, expenses, commissions or other amounts that are expressly allocated to any BHAC Party or a BHAC Related Party pursuant to this Agreement or any Ancillary Document, (d) premium, costs and expenses relating to “tail” coverage under BHAC’s directors’ and officers’ liability insurance policies and (e) any amounts under any BHAC Working Capital Loan. Notwithstanding the foregoing or anything to the contrary herein, BHAC Expenses shall not include any Company Expenses.
“BHAC Financial Statements” means all of the financial statements of BHAC included in the BHAC SEC Reports.
“BHAC Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6 (Capitalization of the BHAC Parties).
“BHAC Investor Presentation” mean the investor presentation for use by BHAC or NewCo in meetings with certain of its respective shareholders or other Persons with respect to the Business Combination, including the Financing.
“BHAC Liabilities” means, as of any time of determination, the aggregate amount of Liabilities of BHAC that would be accrued on a balance sheet in accordance with GAAP, whether or not such Liabilities are due and payable as of such time. Notwithstanding the foregoing or anything to the contrary herein, BHAC Liabilities shall not include any BHAC Expenses.
“BHAC Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any BHAC Party to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement. Notwithstanding the foregoing, the amount of the Aggregate Cash Raised, the BHAC Shareholder Redemption or failure to obtain the BHAC Shareholder Approval will not be deemed to be a BHAC Material Adverse Effect.
“BHAC Non-Party Affiliates” means, collectively, each BHAC Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any BHAC Related Party (other than, for the avoidance of doubt, any BHAC Party).
“BHAC Parties” means, collectively, BHAC, NewCo, Merger Sub 1 and Merger Sub 2.
“BHAC Related Party” shall mean any Affiliate of either BHAC or the Sponsor, or any of their respective current, former or future directors, officers, general or limited partners, direct or indirect equityholders (including the Sponsor), members, managers, controlling persons, employees, Immediate Family members or other representatives and the respective successors and assigns of any of the foregoing Persons.
“BHAC Related Party Transactions” has the meaning set forth in Section 4.9.
“BHAC SEC Reports” has the meaning set forth in Section 4.7.
“BHAC Securities” means, collectively, the BHAC Shares and the BHAC Warrants.

“BHAC Shareholder Approval” means, collectively, the Required BHAC Shareholder Approval and the Other BHAC Shareholder Approval.
“BHAC Shareholder Redemption” means the right of the holders of BHAC Class A Shares to redeem all or a portion of their BHAC Class A Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in the Governing Documents of BHAC.
“BHAC Shareholders Meeting” has the meaning set forth in Section 5.7.
“BHAC Shares” means, collectively, the BHAC Class A Shares and the BHAC Class B Shares.
“BHAC Warrants” means each warrant to purchase one BHAC Class A Share at an exercise price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement (including, for the avoidance of doubt, each such warrant held by the Sponsor).
“BHAC Working Capital Loan” means any loan made to BHAC by any of the Sponsor, an Affiliate of the Sponsor or any of BHAC’s officers or directors, and evidenced by a promissory note or other Contract, for the purpose of financing expenses incurred in connection with a business combination or otherwise, including any BHAC Expenses.
“Business”, the “business of the Group Companies” or any similar term means the business of the Group Companies as presently conducted or planned to be conducted as of the date hereof and as of the Closing.
“Business Combination” has the meaning set forth in the recitals to this Agreement.
“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York and San Francisco, California are open for the general transaction of business.
“CARES Act” means (a) the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), the Families First Coronavirus Response Act of 2020 (H.R. 6201), “Division N - Additional Coronavirus Response and Relief” of the Consolidated Appropriations Act, 2021 (H.E. 133) contained in the Consolidated Appropriations Act, 2021, H.R. 133, and the American Rescue Plan Act of 2021, together with all rules and regulations and guidance issued by any Governmental Entity with respect thereto (including IRS Notices 2020-18, 2020-22, and 2020-65), or any other Law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Entity) and (b) any extension, amendment, supplement, correction, or revision of, or similar treatment to, items described in the foregoing clause (a).
“CBA” means any collective bargaining agreement or other Contract with any labor union, works council, labor organization or other employee representative body.
“Change of Control Payment” means (a) any success, change of control, retention, transaction bonus, severance or other similar payment or amount to any Person as a result of, or in connection with this Agreement or the transactions contemplated hereby or any other Change of Control Transaction (including any such payments or similar amounts that may become due and payable based upon the occurrence of one or more additional circumstances, matters or events), together with the employer portion of payroll, social security, unemployment and similar Taxes arising therefrom, or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction during the period beginning on the date of the Latest Balance Sheet and ending on the Closing Date.
“Change of Control Transaction” means any transaction or series of related transactions (a) under which any Person, directly or indirectly, acquires or otherwise purchases (i) another Person or any of its Affiliates or (ii) all or a material portion of assets, businesses or equity securities of another Person, (b) that results, directly or indirectly, in the equityholders of a Person as of immediately prior to such transaction holding, in the aggregate, less than fifty percent (50%) of the voting shares of such Person (or any successor or parent company of such Person) immediately after the consummation thereof (in the case of each of clause (a) and (b), whether by merger, consolidation, tender offer, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (c) under which any Person makes any equity or similar investment in another Person.
“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.
“Closing Filing” has the meaning set forth in Section 5.4(b).
“Closing Press Release” has the meaning set forth in Section 5.4(b).
“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Company” has the meaning set forth in the introductory paragraph to this Agreement.
“Company Acquisition Proposal” means (a) any transaction or series of related transactions under which any Person, directly or indirectly, (i) acquires or otherwise purchases the Company or any of its controlled Affiliates or (ii) all or a material portion of assets or businesses of the Company or any of its controlled Affiliates (including New Rise and its Subsidiaries) (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (b) any equity or similar investment in the Company or any of its controlled Affiliates (including New Rise and its Subsidiaries). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.
“Company Cash Amount” means the aggregate amount of all cash and cash equivalents held by the Group Companies as of the Reference Time (including checks, credit card receivables, bank deposits, but excluding restricted cash and customer deposits), whether or not kept “on site” or held in deposit, checking, savings, brokerage or other accounts of or in any safety deposit box or other storage device.
“Company Certificate of Merger” has the meaning set forth in Section 2.2(a)(ii).
“Company D&O Persons” has the meaning set forth in Section 5.15(a).
“Company D&O Tail Policy” has the meaning set forth in Section 5.15(c).
“Company Debt” means the aggregate amount of all Indebtedness of the Group Companies as of the Reference Time.
“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to BHAC by the Company on the date of this Agreement.
“Company Equityholder Written Consent” has the meaning set forth in Section 5.12.
“Company Equityholder Written Consent Deadline” has the meaning set forth in Section 5.12.
“Company Expenses” means, as of any time of determination, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, the Company or any other Group Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of the covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (including the Financing and the New Rise Acquisitions), including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of the Company or any other Group Company, (b) any Change of Control Payments, and (c) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document, including 100% of the HSR Act filing fee(s) and 100% of the cost of the Company D&O Tail Policy. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any BHAC Expenses.
“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) (Organization and Qualification), Section 3.2(a), (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.8(a) (No Company Material Adverse Effect), Section 3.23 (Brokers) and Section 3.24 (Information Supplied).
“Company IT Systems” means all computer systems, Software and hardware, communication systems, servers, network equipment and related documentation, in each case, owned, licensed or leased by a Group Company.
“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that is licensed to any Group Company.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of any Group Company to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement; provided however that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement to the extent resulting from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) events proximately caused by the execution or announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement; provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 7.2(a) to the extent it relates to such representations and warranties, (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided however that, any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.
“Company Merger” has the meaning set forth in the recitals to this Agreement.
“Company Merger Consideration” means the aggregate number of NewCo Class A Shares equal to the Net Equity Value divided by Ten dollars ($10.00).
“Company Merger Effective Time” has the meaning set forth in Section 2.2(a)(ii).
“Company Merger Surviving Corporation” has the meaning set forth in the recitals to this Agreement.
“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliates, Representatives, successors or permitted assigns of any Company Related Party (other than, for the avoidance of doubt, the Company).
“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by the Group Companies.
“Company Product” means all Software and other products and services, including any of the foregoing currently in development, from which any Group Company has derived within the past three (3) years, is currently deriving or is scheduled to derive, revenue from the sale, license, maintenance or provision thereof.
“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed in the name of any Group Company.
“Company Related Party” means any Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) and any Group Company’s or their Affiliates’ respective current, former or future directors, officers, general or limited partners, direct or indirect equityholders, members, managers, controlling persons, employees, Immediate Family members or other representatives and the respective successors and assigns of any of the foregoing Persons. For the avoidance of doubt, Company Related Party shall include Encore DEC, LLC.
“Company Related Party Transactions” has the meaning set forth in Section 3.18.
“Company Service Level Insurance Coverage” has the meaning set forth in Section 5.25.
“Company Share” has the meaning set forth in the recitals to this Agreement.
“Company Shareholders” means, collectively, the holders of Company Shares as of any time of determination.
“Company Support Agreements” has the meaning set forth in the recitals to this Agreement.
“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated as of October 16, 2023, by and between BHAC and the Company.
“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent, Permit or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.
“Continental” means Continental Stock Transfer & Trust Company.
“Contract” or “Contracts” means any written or oral agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.
“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.
“Core Company Equityholders” has the meaning set forth in the recitals to this Agreement.
“COVID-19” means SARS-CoV-2 or COVID-19 (and all related strains and sequences), and any evolutions, intensification, resurgence or mutations thereof or related or associated epidemics, pandemic, public health emergencies or disease outbreaks.
“COVID-19 Measures” means any (a) restriction, quarantine, “shelter in place”, “stay at home”, workforce reduction, in-person or other attendance modification or restriction, social distancing, shut down, closure, sequester, safety or similar Law, Order, directive, guidelines or recommendations promulgated by any Governmental Entity that has jurisdiction over the Group Companies, including the Centers for Disease Control and Prevention and the World Health Organization, (b) moratorium, forbearance or similar Laws affecting or relating to creditors’ rights generally, in each case, in connection with or in response to COVID-19, including the CARES Act and the Families First Coronavirus Response Act (FFCRA), and (c) other actions directly relating to the health and safety of the employees of the Group Companies and customers and others with whom the Group Companies have business dealings taken by any Group Company in response to COVID-19 that are “of a nature and scale reasonably consistent with the types of actions taken by similarly situated businesses in response to COVID-19, excluding workforce reductions, plant or facility closures, and other actions that could implicate WARN.
“Creator” has the meaning set forth in Section 3.13(d).
“DGCL” has the meaning set forth in the recitals to this Agreement.
“Directors” has the meaning set forth in Section 5.16(a).
“DLLCA” has the meaning set forth in the recitals to this Agreement.
“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each phantom equity, equity or equity-based compensation, retirement, pension, savings, profit sharing, bonus, commission, incentive, severance, separation, employment, individual consulting or independent contractor, change in control, sale, transaction, retention, deferred compensation, benefits, vacation, paid time off, medical, retiree or post-termination health or welfare, salary continuation, fringe or other compensation or benefit plan, program, policy, agreement, arrangement or Contract (a) that any Group Company or any Company Related Party maintains, sponsors or contributes to (or is required to contribute to) with respect to any current or former employee, officer, director or individual service provider of any Group Company, or (b) under or with respect to which any Group Company has or would reasonably expect to have any Liability, whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded.

“Enterprise Value” means an amount equal to One Billion Seven Hundred Fifty Million Dollars ($1,750,000,000).
“Environmental Attribute” means (a) renewable energy credits associated with the generation of energy by a renewable energy facility, offsets or similar benefits, (b) any emissions, air quality or other environmental attribute, aspect, characteristic, claim, credit, benefit, reduction, offset or allowance, howsoever entitled or designated, resulting from, attributable to or associated with the generation of the energy by a renewable energy facility or resulting from the reduction or removal of emissions, (c) the reporting rights related to any such attributes, aspects, characteristics, claims, credits, benefits, reductions, offsets or allowances, including, but not limited to, federal, state and local Tax credits and credits.
“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment and natural resources, or human health or safety.
“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar equity-based rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any Person that, together with any Group Company, at any relevant time would be treated as a single employer under Section 414 of the Code.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Excise Tax” means the 1% excise tax imposed on certain repurchases of stock of publicly traded U.S. and certain non-U.S. corporations made after December 31, 2022, as enacted under the Inflation Reduction Act of 2022 under Section 4501 of the Code.
“Existing Company Equityholders” means, collectively, the holders of Existing Company Shares as of any time of determination prior to the Company Merger Effective Time.
“Existing Company Shares” means the Company Shares as of the Reference Time.
“Existing Convertible Debt” means that certain Secured Convertible Promissory Note to be issued by the Company to RESC Renewables Holdings, LLC at the closing of the transactions contemplated by the New Rise LLC MIPA.
“Existing Indebtedness” means the Indebtedness of the Group Companies described in clause (a) of the definition of “Indebtedness” existing as of the date of this Agreement.
“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.
“Financial Statements” has the meaning set forth in Section 3.4(a).
“Financing” has the meaning set forth in Section 5.21(a).
“Financing Agreements” has the meaning set forth in Section 5.21(a).
“Financing Incentive Shares” has the meaning set forth in Section 5.21(a).
“Financing Incentive Warrants” has the meaning set forth in Section 5.21(a).
“Financing Investors” has the meaning set forth in Section 5.21(a).
“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement or any Ancillary Document, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty was false or incorrect when made, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement or to consummate the transactions contemplated by this Agreement, as applicable, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance. “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence, but “Fraud” will include recklessness as constituting scienter under the federal securities Laws.
“Fully Diluted Company Shares Outstanding” means, without duplication, at any measurement time, a number of Company Shares equal to the sum of (a) the aggregate number of Company Shares that are issued and outstanding (for the avoidance of doubt, following the consummation of the New Rise Acquisitions and the issuance of all Company Shares due thereunder) plus (b) the aggregate number of Company Shares to be issued or issuable in connection with the settlement of any Existing Convertible Debt, plus (c) the maximum aggregate number of Company Shares to be issued or issuable upon the conversion, settlement or exercise of any other Equity Security or pursuant to any Contract, agreement or understanding, in each case without duplication.
“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, and the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.
“Government Official” means, collectively, any officer, employee, official, representative, or any Person acting for or on behalf of any Governmental Entity or public international organization, any political party or official thereof and any candidate for political office.
“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal, arbitrator or arbitral body (in each case, whether public or private).
“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries, including for all purposes, New Rise.
“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance, waste or other material, substance, waste, pollutant that is regulated by, or may give rise to Liability or standards of conduct pursuant to, any Environmental Law, including any petroleum or petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroalkyl substances, toxic mold, noise, odor, radioactive materials or radon.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Immediate Family” means, with respect to any specified Person, such Person’s spouse, parents, children and siblings, including adoptive relationships and relationships through marriage, and any other relative of such Person that shares such Person’s home.
“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, but excluding any trade payables arising in the ordinary course of business, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes,” and purchase commitments or other similar obligations to purchase machinery or equipment, (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) accrued bonuses, commissions or other incentive compensation, in each case, in respect of any current or former employee, officer, director or other individual service provider of the Group Companies and together with the employer’s portion of all FICA state, local, or foreign withholding, payroll, employment, unemployment, social security or similar Taxes in connection with such amounts, calculated as if all such amounts were paid on the Closing Date, (f) leases required to be capitalized under GAAP and the McCarran Ground Lease (as defined in the Company

Disclosure Schedules), (g) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, (h) any unpaid bonus, incentive, commission, severance or deferred compensation obligations (together with the employer portion of any payroll, social security, unemployment or similar Taxes imposed on such amounts), (i) any unpaid portion of the judgment set forth on Section 1.1(a) of the Company Disclosure Schedules, and (j) any of the obligations of any other Person of the type referred to in clauses (a) through (i) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.
“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and works of authorship, database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) rights of privacy and publicity, including rights to the use of names images, and biographical information of real persons; (e) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not; (f) rights in or to Software or other technology; and (g) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.
“Intended Company Tax Treatment” has the meaning set forth in the recitals to this Agreement.
“Intended SPAC Tax Treatment” has the meaning set forth in the recitals to this Agreement.
“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.
“Interim Period” has the meaning set forth in Section 5.1.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“IRS” means the Internal Revenue Service.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.
“Key Agreement” means that certain agreement referenced on Section 1.1(b) of the Company Disclosure Schedules.
“Key Supplier” means the counterparty to New Rise LLC in the Key Agreement.
“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).
“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, Order, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.
“Leased Real Property” has the meaning set forth in Section 3.17(b).
“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.
“Lien” means any mortgage, pledge, security interest, encumbrance, claim, option, lease, sublease, lien, license or sub-license, charge, or other encumbrance or interest of any kind, whether consensual, statutory or otherwise (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).
“Marks” has the meaning set forth in the definition of Intellectual Property Rights.
“Material Contracts” has the meaning set forth in Section 3.7(a).

“Material Permits” has the meaning set forth in Section 3.6.
“Merger Proposal” has the meaning set forth in Section 5.7.
“Merger Sub 1” has the meaning set forth in the introductory paragraph to this Agreement.
“Merger Sub 2” has the meaning set forth in the introductory paragraph to this Agreement.
“Multiemployer Plan” has the meaning set forth in Section (3)37 or Section 4001(a)(3) of ERISA.
“Nasdaq” means The Nasdaq Stock Market LLC.
“Net Debt Adjustment” means an amount (which may be a negative number) equal to (a) the Company Debt minus (b) the Company Cash Amount.
“Net Equity Value” means an amount equal to (a) the Enterprise Value, minus (b) the Net Debt Adjustment, minus (c) the Unpaid Company Expenses.
“New Rise” has the meaning set forth in the recitals to this Agreement.
“New Rise Acquisitions” has the meaning set forth in the recitals to this Agreement.
“New Rise Facilities” has the meaning set forth in the recitals to this Agreement.
“New Rise Latest Balance Sheets” has the meaning set forth in Section 3.4(a).
“New Rise LLC” has the meaning set forth in the recitals to this Agreement.
“New Rise LLC MIPA” has the meaning set forth in the recitals to this Agreement.
“New Rise MIPAs” has the meaning set forth in the recitals to this Agreement.
“New Rise SAF” has the meaning set forth in the recitals to this Agreement.
“New Rise SAF MIPA” has the meaning set forth in the recitals to this Agreement.
“NewCo” has the meaning set forth in the introductory paragraph to this Agreement.
“NewCo Board” has the meaning set forth in Section 5.16(a).
“NewCo Certificate of Merger” has the meaning set forth in Section 2.2(a)(i).
“NewCo Class A Share” has the meaning set forth in the recitals to this Agreement.
“NewCo Equity Incentive Plan” has the meaning set forth in Section 5.18.
“NewCo Merger” has the meaning set forth in the recitals to this Agreement.
“NewCo Merger Effective Time” has the meaning set forth in Section 2.2(a)(i).
“NewCo Merger Surviving Entity” has the meaning set forth in the recitals to this Agreement.
“NewCo Warrant” has the meaning set forth in the recitals to this Agreement.
“Non-Party Affiliate” has the meaning set forth in Section 9.13.
“NRS” has the meaning set forth in the recitals to this Agreement.
“NYSE” means The New York Stock Exchange.
“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to any of the Group Companies on a non-exclusive basis under standard terms and conditions for a one-time license fee of less than $100,000 per license or an ongoing licensee fee of less than $50,000 per year.
“Officers” has the meaning set forth in Section 5.16(a).
“Order” means any writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Other BHAC Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of BHAC Shares entitled to vote thereon, whether in person or by proxy at the BHAC Shareholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of BHAC and applicable Law.
“Other Company Equityholders” has the meaning set forth in the recitals to this Agreement.
“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposal.
“Owned Real Property” means all real property owned by any Group Company, together with all structures, facilities, fixtures, systems, improvements and items of property previously or hereafter located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.
“Parties” has the meaning set forth in the introductory paragraph to this Agreement.
“Patents” has the meaning set forth in the definition of Intellectual Property Rights.
“PCAOB” means the Public Company Accounting Oversight Board.
“Per Share Company Merger Consideration” means, in respect of a Company Share, a number of NewCo Class A Shares equal to (a) the Company Merger Consideration divided by (b) the Fully Diluted Company Shares Outstanding.
“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits, Regulatory Permits, exemptions, variances or certificates of a Governmental Entity.
“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) statutory Liens for Taxes, assessments or other governmental charges not yet due and payable or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) non-monetary encumbrances and restrictions of record on Real Property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such Real Property in the operation of the Business thereon or the value thereof, (d) zoning, building codes and other land use Laws regulating the use or occupancy of Real Property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such Real Property or the operation of the businesses of the Group Companies and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such Real Property or the value thereof, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) grants by any Group Company of non-exclusive rights in non-material Intellectual Property Rights in the ordinary course of business consistent with past practice, and (g) other Liens that do not materially and adversely affect the value, use or operation of the asset (excluding Real Property) subject thereto.
“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.
“Personal Data” means any data or information relating to an identified natural person that is regulated by the Privacy Laws.
“Polar Agreement” means that certain Subscription Agreement, dated as of November 2, 2023, by and among BHAC, the Sponsor and Polar Multi-Strategy Master Fund.
“Post-Closing NewCo Bylaws” has the meaning set forth in Section 2.1(c).
“Post-Closing NewCo Charter” has the meaning set forth in Section 2.1(c).
“Pre-Closing BHAC Holders” means the holders of BHAC Shares at any time prior to the NewCo Merger Effective Time.
“Privacy and Data Security Policies” has the meaning set forth in Section 3.21(a).

“Privacy Laws” means Laws relating to the Processing or protection of Personal Data that apply to the Group Companies.
“Proceeding” means any lawsuit, litigation, action, audit, examination, claim, complaint, charge, investigation, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.
“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).
“Public Shareholders” has the meaning set forth in Section 9.18.
“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including under any terms or conditions that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.
“PWA Requirements” means the prevailing wage and apprenticeship requirements under Section 45(b)(7) and (8), and Section 48(a)(10) and (11), of the Code, as applicable, including original IRS Notice 2022-61, 87 FR 73580 (November 30, 2022), as corrected in IRS Notice 2022-61, 87 FR 75141 (December 7, 2022), Proposed Regulations Section 1.45-7, 1.45-8, 1.48-13, 1.45Z-3, and any further guidance issued by the Secretary of the U.S. Department of the Treasury, or the Internal Revenue Service pursuant to Code Section 45(b)(7) or (8), or any provision of the Code that is cross-referenced therein.
“Real Property” means, collectively, the Leased Real Property and the Owned Real Property.
“Real Property Laws” has the meaning set forth in Section 3.17(e).
“Real Property Leases” means all leases (including any ground lease), sub-leases, licenses or other agreements, in each case, pursuant to which any Group Company leases, sub-leases, licenses or otherwise uses or occupies any real property (including all amendments, extensions, renewals, guaranties, estoppels, subordination, non-disturbance and attornment agreements, and other agreements with respect thereto).
“Reference Time” means 11:59 p.m. Eastern Time on the date prior to the Closing Date.
“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.
“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.
“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus of NewCo and proxy statement of BHAC, including any amendment or supplement thereto.
“Regulatory Permits” means all licenses, waivers, permits, enrollments, certifications, authorizations, approvals, franchises, registrations, accreditations, letters of non-reviewability, certificates of need, consents, supplier or provider numbers, qualifications, operating authority, and other such Permits granted by any such Governmental Entity to any Group Company.
“Reimbursable BHAC Expenses” means the aggregate of all BHAC Expenses due and payable prior to the Closing, including such fees and expenses set forth on Section 9.6 of the BHAC Disclosure Schedules.
“Renewable Diesel Facility” has the meaning set forth in the recitals to this Agreement.
“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required BHAC Shareholder Approval” means the approval of the Required Transaction Proposal by the affirmative vote of the holders of the requisite number of BHAC Shares entitled to vote thereon, whether in person or by proxy at the BHAC Shareholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of BHAC and applicable Law.
“Required Company Financial Statements” means, collectively, (a) the audited consolidated balance sheet of the Group Companies (excluding New Rise for these purposes) as of December 31, 2023 and the related audited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of the Group Companies for the fiscal period then ended, (b) the audited consolidated balance sheets of New Rise LLC and New Rise SAF as of December 31 2023 and 2022, and the related audited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of the Group Companies for each of the twelve-month periods then ended, and (c) each of the other financial statements or similar reports of the Group Companies, whether audited or unaudited, required, as a result of the passage of time or otherwise, to be included in the Registration Statement / Proxy Statement or any other filings to be made by NewCo, the Group Companies or BHAC with the SEC in connection with the transactions contemplated in this Agreement or any Ancillary Document, in each case, prepared in accordance with Section 5.17.
“Required Transaction Proposal” means the Merger Proposal.
“SAF Facility” has the meaning set forth in the recitals to this Agreement.
“SAF Production” has the meaning set forth in the recitals to this Agreement.
“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“Schedules” means, collectively, the Company Disclosure Schedules and the BHAC Disclosure Schedules.
“SEC” means the U.S. Securities and Exchange Commission.
“Section 45Z Credit” means the production tax credit allowed under Section 45Z of the Code.
“Securities Act” means the U.S. Securities Act of 1933, as amended.
“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.
“Signing Filing” has the meaning set forth in Section 5.4(b).
“Signing Press Release” has the meaning set forth in Section 5.4(b).
“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.
“Sponsor” has the meaning set forth in the recitals to this Agreement.
“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary. For the avoidance of doubt, the term “Subsidiary” as used herein with respect to the Company shall include New Rise and their respective Subsidiaries.
“Tax” or “Taxes” means (a) all direct or indirect federal, state, provincial, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clause (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with, or any other express or implied agreement to indemnify, any other Person.
“Tax Authority” means any Governmental Entity responsible for the assessment, collection or administration of Taxes or Tax Returns.
“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with Tax Authority in respect of Taxes, including any Schedule or attachment thereto and including any amendments thereof.
“Termination Date” has the meaning set forth in Section 8.1(d).
“Third-Party Staffing Contractor” means Polaris Processing, LLC and Orion Plant Services, Inc. as well as any other third-party entity, that by Contract, provides, or has historically provided any of the Group Companies with personnel (whom the Third-Party Staffing Contractor either employs or otherwise directly engages as independent contractors, consultants, leased employees, or other non-employee service providers) for labor, professional, supervisory, managerial or similar services related to operating or maintaining any facilities or plants of the Group Companies.
“Transaction Litigation” has the meaning set forth in Section 5.2(d).
“Transaction Proposals” has the meaning set forth in Section 5.7.
“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.
“Trust Account” has the meaning set forth in Section 9.18.
“Trust Account Released Claims” has the meaning set forth in Section 9.18.
“Trust Agreement” has the meaning set forth in Section 4.8.
“Trustee” has the meaning set forth in Section 4.8.
“Unpaid Company Expenses” means the Company Expenses that are unpaid as of the Reference Time.
“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, as well as any similar applicable foreign, state or local Laws.
“Warrant Agreement” means the Warrant Agreement, dated as of October 4, 2021, by and between BHAC and the Trustee.
“Warrant Assignment and Assumption Agreement” has the meaning set forth in the recitals to this Agreement.
“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.
“XCF Latest Balance Sheet” has the meaning set forth in Section 3.4(a).

ARTICLE 2
TRANSACTIONS
Section 2.1 Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:
(a) BHAC Shareholder Redemption. On the Closing Date, prior to the NewCo Merger Effective Time, BHAC shall cause each BHAC Class A Share that the holder of such BHAC Class A Share has timely and validly elected to redeem (pursuant to the exercise of such holder’s right pursuant to the BHAC Shareholder Redemption), to be redeemed, in each case, on the terms and subject to the conditions set forth in the Governing Documents of BHAC.
(b) Financing. Immediately prior to the NewCo Merger Effective Time, BHAC shall consummate the Financing pursuant to and in accordance with the terms of the applicable Financing Agreements, if any, including the Polar Agreement.
(c) Post-Closing NewCo Governing Documents. Immediately prior to the NewCo Merger Effective Time, BHAC and NewCo shall cause (i) NewCo to file with the Secretary of State of the State of Delaware an amended and restated certificate of incorporation of NewCo, in a form to be mutually agreed between BHAC and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Post-Closing NewCo Charter”), which shall (A) authorize a number of NewCo Class A Shares sufficient to consummate the Mergers and the Financing and (B) change the name of NewCo as mutually agreed to by the Company and BHAC and (ii) the board of directors of NewCo to approve and adopt amended and restated bylaws of NewCo, in a form to be mutually agreed between BHAC and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Post-Closing NewCo Bylaws”). The Post-Closing NewCo Charter and the Post-Closing NewCo Bylaws shall be the Governing Documents of NewCo from and after the filing of the Post-Closing NewCo Charter until such time that any such Governing Documents are amended, restated, supplemented or otherwise modified in accordance with the underlying terms thereof and applicable Law.
(d) NewCo Merger.
(i) At the NewCo Merger Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL and the DLLCA, BHAC and Merger Sub 1 shall consummate the NewCo Merger, pursuant to which BHAC shall be merged with and into Merger Sub 1, following which the separate corporate existence of BHAC shall cease and Merger Sub 1 shall continue as Merger Sub 1 after the NewCo Merger, such entity being a wholly owned subsidiary of NewCo (provided that references to BHAC for periods after the NewCo Merger Effective Time shall include NewCo).
(ii) At the NewCo Merger Effective Time, the Governing Documents of Merger Sub 1, as in effect immediately prior to the NewCo Merger Effective Time, shall be amended and restated in a form to be mutually agreed between BHAC and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) and, as so amended and restated, shall be the Governing Documents of the NewCo Merger Surviving Entity, until such time that any such Governing Documents are amended, restated, supplemented or otherwise modified in accordance with the underlying terms thereof and applicable Law.
(iii) At the NewCo Merger Effective Time, the initial managers and officers of the NewCo Merger Surviving Entity shall be the same Persons that are designated as the directors and officers of NewCo, each to hold office in accordance with the Governing Documents of the NewCo Merger Surviving Entity until such manager’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.
(e) Distribution of Aggregate Cash Received. Immediately following the NewCo Merger Effective Time, but prior to the Company Merger Effective Time, Merger Sub 1 shall distribute the aggregate amount of the Aggregate Cash Raised to NewCo.
(f) Company Merger.
(i) At the Company Merger Effective Time, on the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, the NRS and other applicable Laws,

Merger Sub 2 and the Company shall consummate the Company Merger, pursuant to which Merger Sub 2 shall be merged with and into the Company, following which the separate corporate existence of Merger Sub 2 shall cease and the Company shall continue as the Company after the Company Merger, such entity being a wholly owned subsidiary of NewCo.
(ii) At the Company Merger Effective Time, the Governing Documents of the Company, as in effect immediately prior to the Company Merger Effective Time, shall be amended and restated in a form to be mutually agreed between BHAC and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) and, as so amended and restated, shall be the Governing Documents of the Company Merger Surviving Corporation, until such time that any such Governing Documents are amended, restated, supplemented or otherwise modified in accordance with the underlying terms thereof and applicable Law.
(iii) At the Company Merger Effective Time, the directors and officers of the Company immediately prior to the Company Merger Effective Time shall be the initial directors and officers of the Company Merger Surviving Corporation, each to hold office in accordance with the Governing Documents of the Company Merger Surviving Corporation until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.
Section 2.2 Effective Times of the Mergers; Effects of the Mergers.
(a) Effective Times of the Mergers.
(i) NewCo Merger Effective Time. On the terms and subject to the conditions set forth herein, on the Closing Date, BHAC, NewCo and Merger Sub 1 shall cause the NewCo Merger to be consummated by filing the certificate of merger in the form to be agreed to by BHAC and the Company (the “NewCo Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL and the DLLCA (the time of such filing, or such later time as may be specified in the NewCo Certificate of Merger, being the “NewCo Merger Effective Time”).
(ii) Company Merger Effective Time. On the terms and subject to the conditions set forth herein, on the Closing Date, BHAC, NewCo, Merger Sub 2 and the Company shall cause the Company Merger to be consummated by filing the articles of merger in the form to be agreed to by BHAC and the Company (the “Company Certificate of Merger”) with the Secretary of State of the State of Delaware and the Secretary of State of the State of Nevada in accordance with the applicable provisions of the DGCL and the NRS, respectively (the time of t such filing, or such later time as may be specified in the Company Certificate of Merger, being the “Company Merger Effective Time”).
(b) Effect of the NewCo Merger. On the terms and subject to the conditions set forth herein, at the NewCo Merger Effective Time, by virtue of the NewCo Merger and without any further action on the part of any Party or the holders of any securities of BHAC, the following shall occur:
(i) BHAC Class A Shares. Each BHAC Class A Share issued and outstanding immediately prior to the NewCo Merger Effective Time (other than those described in Section 2.2(b)(iv)) shall be automatically cancelled, extinguished and converted into one (1) NewCo Class A Share, following which time all BHAC Class A Shares shall cease to be outstanding and shall automatically be canceled and extinguished and shall cease to exist by virtue of the NewCo Merger and without any action on the part of any Party or the holders of BHAC Class A Shares. The holders of BHAC Class A Shares outstanding immediately prior to the NewCo Merger Effective Time shall cease to have any rights with respect to such shares, except as expressly provided herein or by Law.
(ii) BHAC Class B Shares. Each BHAC Class B Share issued and outstanding immediately prior to the NewCo Merger Effective Time (other than those described in Section 2.2(b)(iv)) shall be automatically cancelled, extinguished and converted into one (1) NewCo Class A Share, following which time all BHAC Class B Shares shall cease to be outstanding and shall automatically be canceled and extinguished and shall cease to exist by virtue of the NewCo Merger and without any action on the part of any Party or the holders of BHAC Class B Shares. The holders of BHAC Class B Shares outstanding immediately prior to the NewCo Merger Effective Time shall cease to have any rights with respect to such shares, except as expressly provided herein or by Law.

(iii) BHAC Warrants. Each BHAC Warrant issued and outstanding immediately prior to the NewCo Merger Effective Time will automatically become a NewCo Warrant exercisable (where a whole NewCo Warrant) for one (1) NewCo Class A Share at the same exercise price per share and on the same terms in effect immediately prior to the NewCo Merger Effective Time, and the rights and obligations of BHAC under the Warrant Agreement will be irrevocably assigned and assumed by NewCo.
(iv) Cancellation of BHAC Shares Owned by BHAC and NewCo Shares. If there are any shares of BHAC that are owned by BHAC or NewCo or any Subsidiary thereof, or that are held as treasury shares, in each case as of immediately prior to the NewCo Merger Effective Time, such shares shall automatically be canceled, retired and extinguished and shall cease to exist, without any conversion thereof or payment therefor.
(v) Merger Sub 1 Membership Interests. The membership interests of Merger Sub I issued and outstanding immediately prior to the NewCo Merger Effective Time shall be converted into and become the membership interests of the NewCo Merger Surviving Company, which shall constitute all of the issued and outstanding equity interests of the NewCo Merger Surviving Company immediately after the NewCo Merger Effective Time.
(vi) Transfers of Ownership. If any certificate for securities of NewCo is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange shall have paid to NewCo or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of NewCo in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of NewCo or any agent designated by it that such Tax has been paid or is not payable.
(vii) No Liability. Notwithstanding anything to the contrary in this Section 2.2(b), none of BHAC, NewCo or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(viii) General Effect. Without limiting the generality of the foregoing, and subject thereto, at the NewCo Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of BHAC shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub 1.
(c) Effect of the Company Merger. On the terms and subject to the conditions set forth herein, at the Company Merger Effective Time, by virtue of the Company Merger and without any further action on the part of any Party or the holders of any securities of the Company, the following shall occur:
(i) Company Shares. Each Company Share issued and outstanding immediately prior to the Company Merger Effective Time (other than those described in Section 2.2(c)(ii)) shall be automatically cancelled, extinguished and converted into the right to receive the Per Share Company Merger Consideration, following which time all Company Shares shall cease to be outstanding and shall automatically be canceled and extinguished and shall cease to exist by virtue of the Company Merger and without any action on the part of any Party or the holders of Company Shares. The holders of Company Shares outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect to such shares, except as expressly provided herein or by Law.
(ii) Cancellation of Company Shares Owned by the Company. If there are any Company Shares that are owned by any Group Company, or that are held as treasury shares, in each case as of the Company Merger Effective Time, such shares shall automatically be canceled, retired and extinguished and shall cease to exist, without any conversion thereof or payment therefor.
(iii) Merger Sub 2 Shares. Each share of capital stock of Merger Sub 2 that is issued and outstanding immediately prior to the Company Merger Effective Time shall be automatically cancelled and extinguished and converted into one (1) share of common stock, par value $0.001 per share, of the Company Merger Surviving Corporation.

(iv) Transfers of Ownership. If any certificate for securities of NewCo is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange shall have paid to NewCo or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of NewCo in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of NewCo or any agent designated by it that such Tax has been paid or is not payable.
(v) No Liability. Notwithstanding anything to the contrary in this Section 2.2(c), none of BHAC, NewCo or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(vi) General Effect. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub 2 shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Company.
Section 2.3 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables on the third (3rd) Business Day following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date or time as BHAC and the Company may agree in writing.
Section 2.4 Deliverables.
(a) At the Closing, the Company shall deliver, or cause to be delivered, to BHAC and NewCo:
(i) a counterpart to each Ancillary Document to which such Person is to be a party, duly executed by a duly authorized representative of such Person (including on behalf of all relevant Company Shareholders);
(ii) a certificate, executed by a duly authorized officer of the Company and dated as of the Closing, solely in his or her capacity as such and not in his or her personal capacity, stating that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(e) have been satisfied; and
(iii) (X) a properly completed and duly executed IRS Form W-9 from each Company Shareholder and (Y) a properly executed certification, dated as of the Closing Date, that meets the requirements of U.S. Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that the Company is not and has not been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, together with the required notice to the IRS and written authorization for NewCo to deliver such notice and a copy of such certification to the IRS on behalf of the Company upon the Closing.
(b) At the Closing, BHAC, NewCo, Merger Sub 1 and Merger Sub 2, as applicable, shall deliver, or cause to be delivered, to the Company:
(i) a counterpart to each Ancillary Document to which such Person is to be a party, duly executed by a duly authorized representative of such Person;
(ii) a certificate, executed by a duly authorized officer of BHAC and dated as of the Closing, solely in his or her capacity as such and not in his or her personal capacity, stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied;
(c) At the Closing, the Company shall pay or reimburse, or cause to be paid or reimbursed, all Unpaid Company Expenses and all BHAC Expenses.
Section 2.5 Withholding. BHAC and NewCo shall be entitled to deduct and withhold from the Company Merger Consideration and any other amounts issuable or payable hereunder (whether in cash or kind) such amounts as the applicable party may be required to deduct and withhold therefrom under any applicable Law in respect of Taxes; provided however, that before making any deduction or withholding pursuant to this Section 2.5 (other than with respect to compensatory payments or as a result of the Company failing to deliver the forms and certificates required by Section 2.4(a)(iii)), BHAC and NewCo shall use commercially reasonable efforts to give the Company at least five (5) Business Days prior written notice of any anticipated deduction or withholding (together with any legal basis thereof) to provide the Company with sufficient opportunity to provide any forms or other documentation from the applicable equity holders or take such other steps in order to avoid such deduction or withholding. To the extent that any amounts are so deducted, withheld and remitted to the appropriate Tax Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. BHAC and NewCo, as applicable, may sell or otherwise dispose of such portion of the Company Merger Consideration or other consideration otherwise payable to such holder or former holder in the form of NewCo Class A Shares as is necessary to provide sufficient funds to enable the withholding party to comply with such deduction or withholding requirements, and none of BHAC or NewCo, as applicable, shall be liable to any Person for any deficiency in respect of any proceeds received (whether in cash or kind), and NewCo shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.
Section 2.6 Closing Statement.
(a) At least three (3) Business Days prior to the anticipated Closing Date, the Company shall prepare and deliver to BHAC (i) an estimated consolidated balance sheet of the Group Companies as of the Reference Time (the “Estimated Closing Balance Sheet”), (ii) a statement (the “Closing Statement”) setting forth the Company’s good faith estimate, together with reasonable supporting detail, of the Net Equity Value (including each component thereof), and the Net Debt Adjustment (including each component thereof), in each case as of the Closing and calculated in a manner consistent with the applicable definitions and amounts contained in this Agreement and with the books, records and financial statements of the Company, and (iii) a certification, duly executed by the Chief Financial Officer of the Company, that, solely in his or her capacity as an officer of the Company, the information and calculations set forth in the Estimated Closing Balance Sheet and the Closing Statement are, and will be as of immediately prior to the Closing, (A) true and correct in all material respects and (B) prepared in accordance with the applicable provisions of this Agreement.
(b) From and after delivery of the Estimated Closing Balance Sheet, until the date the Estimated Closing Balance Sheet and the Closing Statement is deemed final pursuant to this Section 2.6, the Company shall (i) provide BHAC and its Representatives with reasonable access during reasonable times during normal business hours and upon reasonable prior notice to the books and records of the Group Companies and to senior management personnel of the Company to the extent reasonably requested by BHAC or any of its Representatives in connection with their review of the Estimated Closing Balance Sheet and the Closing Statement, (ii) cooperate with the BHAC and its Representatives in connection with its review of the Estimated Closing Balance Sheet and the Closing Statement and (iii) consider in good faith any potential adjustments raised by the BHAC to the Estimated Closing Balance Sheet, no later than one (1) Business Day prior to the Closing. Absent manifest error, for all purposes under this Agreement, the final, binding and conclusive calculations of the Estimated Closing Balance Sheet and the Closing Statement shall be those reflecting the adjustments (if any) made pursuant to clause (iii) of this Section 2.6(b). All payments to be made pursuant to this Agreement in connection with the consummation of the transactions contemplated hereby shall be calculated and paid on the basis of the amounts set forth in the Estimated Closing Balance Sheet and the Closing Statement.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES
Subject to Section 9.8 and except as set forth in the Company Disclosure Schedules, the Group Companies hereby represent and warrant to the BHAC Parties that each of the following representations are true and correct as of the date of this Agreement and as of the Closing Date (except, as to any representations and warranties that specifically relate to an earlier date, in which case such representations and warranties were true and correct as of such earlier date):
Section 3.1 Organization and Qualification.
(a) Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on the Business, except where the failure to have such power or authority would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
(b) True and complete copies of the Governing Documents of each Group Company have been made available to BHAC, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of each Group Company are in full force and effect, and no Group Company is in breach or violation of any provision set forth in its Governing Documents.
(c) Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.
(d) None of the Group Companies are the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.
Section 3.2 Capitalization of the Group Companies.
(a) The authorized Equity Securities of the Company consist of 900,000,000 Company Shares, of which 64,149,777 are issued and outstanding. Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company (including, for the avoidance of doubt, the number and class or series (as applicable) of all the Equity Securities to be issued upon the consummation of the New Rise Acquisitions) issued and outstanding, (ii) the identity of the Persons that are the record and beneficial owners thereof and (iii) each such record and beneficial owner’s respective ownership percentage. All of the Equity Securities of the Company have been and continue to be duly authorized, validly issued, fully paid, nonassessable and free and clear of all Liens (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of the Company). The Equity Securities of the Company (1) were not issued in violation of the Governing Documents of the Company or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws. Except as set forth in Section 3.2(a) of the Company Disclosure Schedules, the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, performance stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or similar based rights or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for or measured by reference to Equity Securities of the Company. There are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Company’s Equity Securities. There are no outstanding bonds, debentures, notes or other Indebtedness of the Group Companies having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the holders of the Company’s Equity Securities may vote.
(b) Section 3.2(b) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding, (ii) the identity of the Persons that are the record and beneficial owners thereof and (iii) each such record and beneficial owner’s respective ownership percentage. All of the Equity Securities of each Subsidiary of the Company have been and continue to be duly authorized, validly issued, fully paid, nonassessable and free and clear of all Liens (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of such Subsidiary). The Equity Securities of each Subsidiary of the Company (1) were not issued in violation of the Governing Documents of such Subsidiary or any other Contract to which such Subsidiary is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws.

No Subsidiary of the Company has any outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, performance stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or similar based rights or other Contracts that could require such Subsidiary to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for or measured by reference to Equity Securities of such Subsidiary. There are no voting trusts, proxies or other Contracts to which any Subsidiary of the Company is a party with respect to the voting or transfer of such Subsidiary’s Equity Securities. There are no outstanding bonds, debentures, notes or other Indebtedness of the Group Companies having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the holders of the Equity Securities any Subsidiary of the Company may vote.
(c) Except as set forth on Section 3.2(c) of the Company Disclosure Schedules, none of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.
(d) Section 3.2(d) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Group Companies (excluding intercompany Indebtedness among the Group Companies) as of the date of this Agreement, including the debtor and the creditor thereof.
(e) Section 3.2(e) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Group Companies, including (i) the dollar amount of (ii) the recipient of, (iii) the payment date (if other than the Closing Date), and (iv) the Contract giving rise to such Change of Control Payment.
Section 3.3 Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Company Equityholder Written Consent, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company, and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which it is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), as applicable, enforceable against the Company in accordance with its terms (in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
Section 3.4 Financial Statements; Undisclosed Liabilities.
(a) The Company has made available to BHAC true and complete copies of (i) the unaudited consolidated balance sheet of the Group Companies (other than New Rise) as of December 31, 2023 (the “XCF Latest Balance Sheet”) and the related unaudited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of such Group Companies for the period then ended, (ii) the unaudited consolidated balance sheet of New Rise LLC and New Rise SAF as of December 31, 2023 (the “New Rise Latest Balance Sheets”, and together with the XCF Latest Balance Sheet, the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of New Rise LLC and New Rise SAF for the periods then ended and (iii) the audited consolidated balance sheet of New Rise LLC and New Rise SAF as of December 31, 2022 and the related audited consolidated statements of operations and comprehensive loss, stockholders’ deficit and cash flows of New Rise LLC and New Rise SAF for the periods then ended (collectively, the “Financial Statements”), each of which are attached as Section 3.4(a) of the Company Disclosure Schedules. Each of the Financial Statements (including the notes thereto) (i) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of the applicable entity(ies) as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (iii) complies in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable), and (iv) were prepared from and accurately reflect the books and records of the applicable entity(ies).
(b) The Required Company Financial Statements, when delivered following the date of this Agreement in accordance with Section 5.17, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto and subject to, in the case of any unaudited financial statements, normal year-end audit adjustments and the absence of notes thereto, none of which are material individually or in the aggregate), (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the applicable entity(ies) as at the dates thereof and for the periods indicated therein, except as otherwise specifically noted therein (subject to, in the case of any unaudited financial statements, normal year-end adjustments and the absence of notes thereto, none of which are material individually or in the aggregate), (iii) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable), (iv) in the case of audited financial statements, will be audited in accordance with the standards of the PCAOB by a PCAOB qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act and contain an unqualified report of the Company’s auditors, and (v) will have been prepared from and accurately reflect the books and records of the applicable entity(ies).
(c) Except (i) as set forth on Section 3.4(c) of the Company Disclosure Schedules, (ii) as set forth on the face of the Latest Balance Sheet, (iii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which exceeds $50,000 individually or $250,000 in the aggregate or is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iv) for Liabilities reflected and adequately reserved against in the Financial Statements (including the notes thereto), (v) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (vi) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any Liabilities whether or not required by GAAP to be set forth on a balance sheet.
(d) Except as set forth in Section 3.4(d) of the Company Disclosure Schedules, the Group Companies have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets. The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.
(e) Except as set forth in Section 3.4(e) of the Company Disclosure Schedules, since the formation of the Company, no Group Company has received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge, (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a role in the internal controls over financial reporting of the Group Companies, or (iv) any allegation, assertion or claim that the Company has engaged in any material questionable accounting or auditing practices which violate applicable Law.
(f) The Group Companies have established and maintain disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Group Companies is made known to the appropriate principal executive officer and its principal financial officer. To the Company’s knowledge, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s financial statements.

Section 3.5 Consents and Requisite Governmental Approvals; No Violations.
(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of any Group Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, or (iii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole.
(b) Except as set forth in Section 3.5(b) of the Company Disclosure Schedules, neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of any Group Company, (ii) result in a violation or breach of, result in the loss of any right or benefit, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation, or result in the acceleration or trigger of any payment time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, any of the terms, conditions or provisions of any Contract to which any Group Company is a party or by which any of their respective assets or properties may be bound or affected, (iii) violate or conflict with any provision of, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole.
(c) Concurrently with the execution of this Agreement, the Company has delivered to BHAC duly executed copies of the Company Support Agreements from the Core Company Equityholders and the Other Company Equityholders, which compromise holders of all of the issued and outstanding Existing Company Shares as of the date of this Agreement and will comprise holders of all of the issued and outstanding Existing Company Shares as of immediately prior to the Company Merger Effective Time.
Section 3.6 Permits. Each of the Group Companies has all Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to hold the same is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no written notice of any violation, revocation, cancellation or termination of any Material Permit has been received by the Group Companies, (c) to the Company’s knowledge, none of the Material Permits upon their expiration in the ordinary course of business will not be renewed upon terms and conditions substantially similar to such Material Permit’s existing terms and conditions, (d) there are no pending or, to the Company’s knowledge, threatened, Proceedings that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit, and (e) each of the Group Companies is, and since January 1, 2021 has been, in material compliance with the terms of all the Material Permits.

Section 3.7 Material Contracts.
(a) Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which a Group Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 3.7(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”). Complete copies of the Material Contracts have previously been delivered to or made available to BHAC or its agents or representatives, together with all amendments to the Material Contracts.
(i) Contracts granting to any Person (other than any Group Company) a right of first refusal, first offer or similar preferential right to purchase or acquire Equity Securities in any Group Company;
(ii) any Contract relating to Indebtedness of any Group Company for borrowed money (excluding intercompany Indebtedness among any of the Group Companies), including any agreement or commitment for future loans, credit or financing, or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of any Group Company;
(iii) any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000;
(iv) any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000;
(v) any (A) material franchise, advertising, agency, original equipment manufacturer, dealer, distributors, joint marketing, joint development, research and development or other similar Contract, and (B) joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization or research or development Contract, in each case, which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from any Group Company in excess of $500,000 over the life of the Contract and (B) any Contract with respect to material Company Licensed Intellectual Property (other than any Contract of the type described in clauses (A) through (C) of Section 3.13(c));
(vi) any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of any Group Company, BHAC or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions, (C) contains “take or pay,” “requirements” or other similar provisions obligating any Group Company to provide the quantity of goods or services required by another Person or (D) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer in any material respect or that would so limit or purports to limit, in any material respect, any Group Company, BHAC or any of its Affiliates after the Closing;
(vii) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) $500,000 annually or (B) $1,000,000 over the life of the agreement;
(viii) any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company, in each case in excess of $500,000;
(ix) any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;
(x) any Contract required to be disclosed on Section 3.18 of the Company Disclosure Schedules;

(xi) any Contract with any Person (A) pursuant to which any Group Company (or BHAC or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events or (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product or any Intellectual Property Right;
(xii) any Contract governing the terms of, or otherwise related to, the employment, engagement or services of any current director, manager, officer, employee, individual independent contractor or other service provider of a Group Company whose annual base salary (or, in the case of an independent contractor, annual base compensation) is in excess of $100,000;
(xiii) any Contract providing for any Change of Control Payment;
(xiv) any Contract (A) for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or (B) under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price, indemnification, backend payment or other contingent or deferred payment obligation;
(xv) any CBA;
(xvi) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material obligations on any Group Company (or BHAC or any of its Affiliates after the Closing);
(xvii) any Contract (other than Contracts governing the terms of employment) the performance of which requires either (A) annual payments to or from any Group Company in excess of $500,000 or (B) aggregate payments to or from any Group Company in excess of $1,000,000 over the life of the agreement;
(xviii) any Contract for the sale or purchase of real property having a value in excess of $1,000,000;
(xix) all Real Property Leases that have annual payments of $500,000 or more in a 12-month period; and
(xx) any commitment or arrangement to enter into any Contract of the type described in this Section 3.7(a).
(b) Each Material Contract (i) is in full force and effect and (ii) represents the legal, valid and binding obligations of the Group Company that is a party to such Material Contract and represents the legal, valid and binding obligations of the counterparties to such Material Contract. Except, in each case, where the occurrence of such breach or default or failure to perform is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole, since January 1, 2021, (A) no Group Company has delivered to any counterparty of a Material Contract any claim of, or notice of termination due to, a material breach of or default under any such Material Contract (which claim or notice has not been rescinded or such breach or default has not otherwise been remediated), (B) no Group Company has received any claim of, or notice of termination due to, a material breach of or default under any such Material Contract (which claim or notice has not been rescinded or such breach or default has not otherwise been remediated), and (C) no party to a Material Contract has claimed a force majeure (or similar excuse in performance due to COVID-19) with respect thereto. Since January 1, 2021, no event has occurred that individually or together with other events, would reasonably be expected to result in a breach of or a default under any Material Contract (in each case, with or without notice or lapse of time or both) and no party to any Material Contract that is a customer of or supplier to any Group Company has cancelled or terminated its business with, or, to the Company’s knowledge, threatened to cancel or terminate its business with, any Group Company.
Section 3.8 Absence of Changes. Since the date of the Latest Balance Sheet, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) each Group Company has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of BHAC if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iii), Section 5.1(b)(iv), Section 5.1(b)(viii), Section 5.1(b)(x), Section 5.1(b)(xii), Section 5.1(b)(xiv), Section 5.1(b)(xv), Section 5.1(b)(xvii), Section 5.1(b)(xix), , Section 5.1(b)(xx) or Section 5.1(b)(xxi).
Section 3.9 Litigation.
(a) There is (and since January 1, 2021 there has been) no Proceeding pending or, to the Company’s knowledge, threatened by, against or affecting any Group Company or their respective properties, rights or assets that (if adversely decided or resolved) has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. None of the Group Companies is party to a settlement or similar agreement regarding any of the matters set forth in this Section 3.9 that contains any ongoing obligations, restrictions or liabilities (of any nature) that has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole.
Section 3.10 Compliance with Applicable Law.
(a) Each Group Company (i) conducts (and since January 1, 2021 has conducted) its business in compliance with all Laws (including all applicable COVID-19 Measures) applicable to such Group Company and is not in violation of any such Law or Order and (ii) has not received any written communications from a Governmental Entity that alleges that such Group Company is not in compliance with any such Law, except in each case of clauses (i) and (ii), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole. No investigation or review by any Governmental Entity with respect to the Group Companies is pending or, to the Company’s knowledge, threatened, and no such investigations have been conducted by any Governmental Entity in the past three years.
(b) The Group Companies maintain a program of policies, procedures and internal controls reasonably designed and implemented to provide reasonable assurance that violation of applicable Law by any Group Companies’ directors, officers, employees or its or their respective agents, representatives or other Persons, acting on behalf of any Group Company, will be prevented, detected and deterred.
(c) Neither the Group Companies nor any of the officers, directors or, to the Company’s knowledge, employees of the Group Companies has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole.
Section 3.11 Employee Plans.
(a) Section 3.11(a)(i) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plan, and separately designates each Employee Benefit Plan that is sponsored by any Group Company (a “Company Benefit Plan”). Except as noted on Section 3.11(a)(ii) of the Company Disclosure Schedules, no Company Benefit Plan covers employees of any entity other than any Group Company.
(b) With respect to each Company Benefit Plan and each material Employee Benefit Plan, the Group Companies have provided BHAC, to the extent applicable, true and complete copies of (i) the documents pursuant to which the plan is maintained, funded and administered (or, if not written a written summary of its material terms) and current trust agreement (or insurance contract or other funding instrument) and all amendments to each, (ii) the most recent summary plan descriptions, including any summary of material modifications, (iii) the most recent annual report (Form 5500 series) filed with the IRS with respect to such plan, (iv) if applicable, the most recent actuarial report or other financial statement relating to such plan, (v) if applicable, the most recent IRS determination or opinion letter and (vi) if applicable, any non-routine correspondence with any Governmental Entity dated in the past three years.
(c) No Employee Benefit Plan is and no Group Company has any Liability with respect to or under (including on account of any ERISA Affiliate): (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in

Section 3(40) of ERISA. No Employee Benefit Plan provides, and no Group Company has any material Liabilities to provide any retiree, post-ownership or post-termination health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA and for which the recipient pays the full cost of coverage. No Group Company has any material Liabilities by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.
(d) Each Employee Benefit Plan (and each related trust, insurance Contract and fund) has been established, maintained, funded, operated and administered in all material respects in compliance with its terms and applicable Law, including ERISA and the Code and no event has occurred and no condition exists, that has subjected, or would reasonably be expected to subject, any Group Company to any material tax, fine, lien, penalty or other Liability imposed by ERISA, the Code or any other applicable law. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service and, to the Company’s knowledge, nothing has occurred that could reasonably be expected to adversely affect such Employee Benefit Plan’s qualified status. None of the Group Companies has incurred (whether or not assessed) or could reasonably be expected to incur any material penalty or Tax with respect to any Employee Benefit Plan under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.
(e) There are no pending or, to the Company’s knowledge, threatened claims or Proceedings with respect to any Employee Benefit Plan (other than routine individual claims for benefits), and to the Company’s knowledge, no facts or circumstances exist that could reasonably be expected to give rise to any such claims or Proceedings. There have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Employee Benefit Plan. With respect to each Employee Benefit Plan, all material contributions, distributions, reimbursements and premium payments that are due have been timely made and any such amounts not yet due have been paid or properly accrued.
(f) The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement could not (alone or in combination with any other event) (i) result in any severance pay or any other payment or compensation or benefits becoming due to or result in the forgiveness of any indebtedness of any current or former director, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (iii) result in the acceleration of the time of payment or vesting, trigger any payment or funding of any compensation or benefits or increase any amount payable to any current or former director, officer, employee, individual independent contractor or other service providers of any of the Group Companies or (iv) limit or restrict the right of any of the Group Companies to merge, amend or terminate any Employee Benefit Plan.
(g) No amount, payment or benefit that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” of any of the Group Companies as a result of the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) could, individually or in combination with any other amount, payment or benefit, constitute an “excess parachute payment” within the meaning of Section 280G of the Code.
(h) Each Employee Benefit Plan that is or forms any part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has at all relevant times been operated and administered in compliance in all respects with, and each Group Company has complied in documentary practice and operations in all respects with, all applicable requirements of Section 409A of the Code and applicable guidance thereunder, and no amount under any such plan, agreement or arrangement is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.
(i) The Group Companies have no contract, agreement, plan or arrangement, or other obligation to make a “gross-up” or similar payment, indemnify or otherwise reimburse any current or former director, officer, employee, individual independent contractor or other service providers of any of the Group Companies for any Taxes, including under Section 4999 or 409A of the Code.

(j) The Group Companies have no material liability by reason of an individual who performs or performed services for the Group Companies in any capacity being improperly excluded from participating in an Employee Benefit Plan or any person being improperly allowed to participate in any Employee Benefit Plan.
(k) No Employee Benefit Plan is maintained outside the U.S. or is otherwise subject to non-U.S. Laws.
Section 3.12 Environmental Matters. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole:
(a) Each Group Company is and at all applicable times has been in compliance with all applicable Environmental Laws, which compliance includes and at all times has included compliance with all Permits required under any Environmental Law.
(b) Section 3.12(b) of the Company Disclosure Schedules set forth a true and complete list of all Permits required under Environmental Law for the operations of the Group Companies, including the development, design, construction, ownership, maintenance or operation or any projects, properties or facilities in development by the Group Companies. Each Permit required under Environmental Law for the development, design, construction, ownership, maintenance or operation of any such projects, properties or facilities has been obtained by the Group Companies or, to the Company’s knowledge, will be obtained in due course and without unanticipated cost or adverse conditions prior to the time the same is required to be obtained under Environmental Law.
(c) None of the Group Companies have received any notice, report, Order or communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any respect of, a failure to comply in any respect with, or Liability under any Environmental Laws.
(d) There is (and since the formation of the Company there has been) no Proceeding pending or, to the Company’s knowledge, threatened against any Group Company pursuant to Environmental Laws.
(e) There has been no manufacture, release, treatment, storage, disposal, arrangement for or permitting the disposal, transport, distribution, sale, marketing, or handling of, contamination by, or exposure of any Person to, any Hazardous Substances that has given or would give rise to any Liability of any Group Company under Environmental Law.
(f) No Group Company has assumed, undertaken, agreed to indemnify or otherwise become subject to any Liability of any other Person relating to or arising from any Environmental Law or Hazardous Substances.
(g) No Environmental Attributes purchased, sold, traded or otherwise transferred by the Group Companies have been invalidated, voided, rescinded or subject to recapture.
The Group Companies have made available to BHAC copies of all environmental, health and safety reports, audits and assessments and all other material environmental, health and safety documents that are in any Group Companies’ possession or control relating to the current or former operations, properties or facilities of the Group Companies.
Section 3.13 Intellectual Property.
(a) Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Registered Intellectual Property, (ii) Company Licensed Intellectual Property (other than Off-the-Shelf Software licensed on a non-exclusive basis for less than $75,000 per year) and (iii) material unregistered Marks currently used to identify any products or services offered by any Group Company that are owned by any Group Company, in each case, as of the date of this Agreement. Section 3.13(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property as of the date of this Agreement (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.
(b) As of the date of this Agreement, all fees and filings necessary to maintain any material Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such material Company Registered Intellectual Property in full force and effect. As of the date of this Agreement, no issuance or registration obtained and no application filed by the Group Companies for any Intellectual Property Right has been cancelled, abandoned, allowed to lapse or not renewed, except where such Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. As of the date of this Agreement there are no material Proceedings pending, including litigations, interference, re-examination, inter parties review, reissue, opposition, nullity, or cancellation proceedings pending challenging the validity or enforceability of any of the Company Registered Intellectual Property and, to the Company’s knowledge, no such material Proceedings are threatened by any Governmental Entity or any other Person.
(c) A Group Company exclusively owns all right, title and interest in and to all material Company Owned Intellectual Property free and clear of all Liens or obligations to others (other than Permitted Liens). For all Patents owned by the Group Companies, each inventor on the Patent has assigned their rights to a Group Company. No Group Company has (i) transferred ownership of, or granted any exclusive license with respect to, any material Company Owned Intellectual Property to any other Person or (ii) granted any customer the right to use any material Company Product on anything other than a non-exclusive basis. Section 3.13(c) of the Company Disclosure Schedules sets forth a list of all current Contracts for Company Licensed Intellectual Property as of the date of this Agreement to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not exercisable) or interest in, any Company Owned Intellectual Property, other than (A) licenses to Off-the-Shelf Software, (B) licenses to Public Software and (C) non-disclosure agreements and licenses granted by employees, individual consultants or individual contractors of any Group Company pursuant to Contracts with employees, individual consultants or individual contractors, in each case, that do not materially differ from the Group Companies’ form therefor that has been made available to BHAC. The applicable Group Company has valid rights under all Contracts for Company Licensed Intellectual Property to use, sell, license and otherwise exploit, as the case may be, all Company Licensed Intellectual Property licensed pursuant to such Contracts as the same is currently used, sold, licensed and otherwise exploited by such Group Company. The Company Owned Intellectual Property and the Company Licensed Intellectual Property, to the Company’s knowledge, constitutes all of the Intellectual Property Rights used or held for use by the Group Companies in the operation of their respective businesses, and, to the Company’s knowledge, all Intellectual Property Rights necessary and sufficient to enable the Group Companies to conduct their respective businesses as currently conducted in all material respects. The Company Registered Intellectual Property and the Company Licensed Intellectual Property, to the Company’s knowledge, is valid, subsisting and enforceable and, to the Company’s knowledge, all of the Group Companies’ rights in and to the Company Registered Intellectual Property, the Company Owned Intellectual Property and the Company Licensed Intellectual Property are valid and enforceable (in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
(d) Each Group Company’s employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Owned Intellectual Property since January 1, 2021 (each such person, a “Creator”) have agreed to maintain and protect the trade secrets and confidential information of all Group Companies. Except as set forth on Section 3.13(d) of the Company Disclosure Schedules, each Group Company’s employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Owned Intellectual Property have assigned or have agreed to a present assignment to such Group Company all Intellectual Property Rights authored, invented, created, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with such Group Company.
(e) Each Group Company has taken commercially reasonable steps substantially consistent with other Persons in the same industry to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by each Group Company. Without limiting the foregoing, each Group Company has not disclosed any trade secrets, know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure. To the Company’s knowledge, there has been no violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information of or in the possession each Group Company, or of any written obligations with respect to such.

(f) None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Owned Intellectual Property, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
(g) To the Company’s knowledge, neither the conduct of the business of the Group Companies nor any of the Company Products offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Product infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any Intellectual Property Rights of any other Person, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
(h) Since January 1, 2021, there is no material Proceeding pending nor has any Group Company received any written communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (iii) inviting any Group Company to take a license under any Patent or consider the applicability of any Patents to any products or services of the Group Companies or to the conduct of the business of the Group Companies.
(i) To the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any Company Owned Intellectual Property in any material respect. Since January 1, 2021, no Group Company has made any written claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property in any material respect.
(j) To the Company’s knowledge, each Group Company has obtained, possesses and is in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that is otherwise used by such Group Company and/or its employees in connection with the Group Company business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as whole. No Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that is Company Owned Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code that is owned by a Group Company or otherwise constitutes Company Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto.
(k) No Group Company has accessed, used, modified, linked to, created derivative works from or incorporated into any proprietary Software that constitutes a product or service offered by a Group Company or is otherwise considered Company Owned Intellectual Property and that is distributed outside of the Group Companies, or is otherwise used in a manner that may trigger or subject such Group Company to any obligations set forth in the license for such Public Software, any Public Software, in whole or in part, in each case in a manner that (i) requires any Company Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form or for the purpose of making derivative works, for any reason, (ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Owned Intellectual Property or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Owned Intellectual Property, other than compliance with notice and attribution requirements, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.14 Labor Matters.
(a) (i) Except as would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies, each Group Company has fully and timely paid all wages, salaries, wage premiums, commissions, fees, bonuses, and other compensation that has come due and payable to its current and former employees and independent contractors under applicable Law, policy, or Group Company policy (and no Group Company has incurred any material Liability for failure to pay any of the foregoing), (ii) no Group Company has or has had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company; and (iii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies.
(b) Each of Group Company is and, since January 1, 2021, has been in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (including the classification of independent contractors and exempt and non-exempt employees), restrictive covenants, pay transparency, child labor, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), harassment, discrimination, retaliation, whistleblowing, disability rights or benefits, equal opportunity and equal pay, plant closures and employee layoffs (including WARN), employee trainings and notices, COVID-19, affirmative action, workers’ compensation, labor relations, employee leave issues, automated employment decision tools and other artificial intelligence, and unemployment insurance. Since January 1, 2021, no Group Company has implemented or announced any “mass layoff” or “plant closing” as those terms are defined by WARN and the Group Companies have not incurred any material Liability under WARN nor will they incur any Liability under WARN as a result of the transactions contemplated by this Agreement.
(c) No Group Company is a party to or bound by any CBA nor are any CBAs being negotiated by any Group Company. To the Company’s knowledge, there is no duty on the part of any Group Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group. No employees of the Group Companies are represented by any labor union, works council, other labor organization or employee representative body. Since January 1, 2021, there have been no pending or, to the Company’s knowledge, threatened (i) unfair labor practice charges, material labor grievances, labor arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand-billing or other material labor disputes against or affecting any Group Company, or (ii) demands for recognition or certification brought by any labor union, works council, or other labor organization or group of employees of any Group Company. To the Company’s knowledge, there are no, and since January 1, 2021, there have been no pending or threatened union organizing activities with respect to any employees of any Group Company. With respect to the transactions contemplated by this Agreement, the Group Companies have satisfied any notice, consultation, bargaining, or similar obligations owed to their employees or their employees’ representatives under applicable Law, CBA or other Contract.
(d) Except as would not result in material Liability for the Group Companies, each individual who is providing or since January 1, 2021, has provided services to a Group Company and who is or was classified and treated as an (i) exempt employee, or (ii) independent contractor, consultant, leased employee, or other non-employee service provider, in each case, is and has been properly classified and treated as such for all applicable purposes.
(e) To the Company’s knowledge, (i) no current or former employee or independent contractor of the Group Companies is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, or other restrictive covenant obligation: (A) owed to the Group Companies; or (B) owed to any third party with respect to such person’s right to be employed or engaged by the Group Companies.

(f) To the Company’s knowledge, no current employee of the Group Companies with annualized compensation at or above $100,000 intends to terminate his or her employment prior to the one year anniversary of the Closing.
(g) To the Company’s knowledge, no allegations of sexual harassment, sexual misconduct or discrimination have been made against a Vice President level employee or above of the Group Companies. The Group Companies have promptly, thoroughly and impartially investigated all sexual harassment or other discrimination, retaliation or policy violation allegations of any of them are or have been aware. With respect to each such allegation with potential merit, the Group Companies have taken prompt corrective action that is reasonably calculated to prevent further improper conduct. None of the Group Companies reasonably expect any material Liability with respect to any such allegations or is not aware of any allegations relating to officers, directors, employees, contractors or agents of the Group Companies that would indicate a breach of fiduciary duty or that, if known to the public, would bring the Group Companies into material disrepute.
(h) None of the Group Companies have been alleged to be, nor have any of them received any formal or informal complaint, allegation or notice of inquiry or investigation from any Third-Party Staffing Contractor, any employee or contractor of a Third-Party Staffing Contractor, or any third party or Governmental Entity that any of the Group Companies are or may be, a joint employer, co-employer or single employer with any Third-Party Staffing Contractor. To the Company’s knowledge, no Third-Party Staffing Contractor is a party to or bound by any CBA, and no union organizing or certification or decertification activities are underway or threatened with respect to the employees of any Third-Party Staffing Contractor, and no such activities have occurred since January 1, 2021. To the Company’s knowledge, with respect to employees of the Third-Party Staffing Contractor, each of the Third-Party Staffing Contractors is, and for the last three (3) years has been, in compliance in all material respects with all applicable labor and employment Laws.
Section 3.15 Insurance. Section 3.15 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company. All such policies are legal, valid and binding and enforceable in accordance with its terms and in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, the Group Companies have complied in all material respects with all of their respective obligations under each of the policies, no notice of cancellation or termination has been received by the Group Companies with respect to any such policy except in connection with renewals in the ordinary course of business, and true and complete copies of all such policies have been made available to BHAC. No claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. No event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under any such policy, and no such action has been threatened. Since January 1, 2021, no insurer has denied or disputed coverage of any material claim covered under any of the Company’s insurance policies.
Section 3.16 Tax Matters.
(a) The Company and each of its Subsidiaries have or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by them (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and have paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld (whether or not shown as due on such Tax Returns), other than such Taxes being contested in good faith for which adequate reserves in the Financial Statements have been established in accordance with GAAP. The Company and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to Tax.
(b) There is no Proceeding currently pending or threatened in writing against any Group Company by a Governmental Entity in a jurisdiction where the Company or such Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.
(c) There are no claims, assessments, audits, examinations, investigations or other Proceedings by any Tax Authority in progress or pending against any Group Company in respect of any Tax, and neither the Company nor any of its Subsidiaries has been notified in writing of any proposed Tax claims or assessments against it or that any such audit, examination, investigation or other Proceeding is contemplated.

(d) Except as set forth in Section 3.16(d) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person (other than the Group Companies) (i) under any Tax indemnity, Tax sharing or Tax allocation agreement or any other contractual obligation (excluding for this purpose, agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes, such as leases, licenses or credit agreements), (ii) arising from the application of U.S. Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or non-U.S. Law or (iii) as a transferee or successor, by Contract (excluding for this purpose, Contracts entered into in the ordinary course of business the primary purpose of which is not related to Taxes, such as leases, licenses or credit agreements) or by operation of Law.
(e) There are no Liens with respect to any Taxes upon the Company’s or any of its Subsidiaries’ assets, other than Liens described in clause (b) of the definition of Permitted Liens.
(f) The Group Companies have collected or withheld all material Taxes currently required to be collected or withheld by them, and all such Taxes have been paid to the appropriate Tax Authorities or set aside in appropriate accounts for future payment when due.
(g) Except as the result of an extension of time within which to file a Tax Return, neither the Company nor any of its Subsidiaries has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. Except in connection with any validly obtained automatic extension of time within which to file a Tax Return, there are no outstanding requests by the Company of any of its Subsidiaries for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.
(h) Neither the Company nor any of its Subsidiaries has made any change in accounting methods (except as required by a change in Law) or received a ruling from, or signed an agreement with, any Tax Authority that would reasonably be expected to have a material impact on its Taxes following the Closing.
(i) Neither the Company nor any of its Subsidiaries is, or has ever been, a member of an “affiliated group” as defined in Section 1504(a) of the Code or any affiliated, combined, unitary, consolidated or similar group under state, local or foreign Law (other than a group all of the members of which consisted of the Group Companies).
(j) The Company is, and since its inception has been, properly characterized as a corporation for U.S. federal income tax purposes. Each Subsidiary of the Company is, and since its inception has been, properly treated for U.S. federal income tax purposes in the manner set forth in Section 3.16(j) of the Company Disclosure Schedules.
(k) The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying (or intended to qualify) in whole or in part for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) or Section 361 of the Code.
(l) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, nor does it intend to or plan to take any action, or have any knowledge of any fact or circumstance that could reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.
(m) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in, or use of an improper, method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) intercompany transactions or any excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) for any transaction entered into on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Income Tax law) executed on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing

Date, (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date (other than in the ordinary course of business) or (vi) income inclusion pursuant to Sections 951, 951A or 965 of the Code with respect to an interest held in a “controlled foreign corporation,” as that term is defined in Section 957 of the Code on or prior to the Closing Date.
(n) Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
Section 3.17 Real and Personal Property.
(a) Owned Real Property. Section 3.17(a) of the Company Disclosure Schedules, sets forth a true and complete list (including street addresses) of all Owned Real Property. Except as set forth in Section 3.17(a) of the Company Disclosure Schedules, no Group Company owns or has ever owned any other Owned Real Property. As to each Owned Real Property, the Company represents and warrants the following is true and correct:
(i) The applicable Group Company owns in fee simple good, marketable and insurable title to such parcel;
(ii) Such Owned Real Property is free and clear of all Liens, other than Permitted Liens;
(iii) No Group Company has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof;
(iv) There are no facts, circumstances, or conditions that are reasonably likely to result in any Liens against the Owned Real Property;
(v) Owned Real Property is in good operating condition and repair, subject to ordinary wear and tear;
(vi) There are no proceedings, rights of first refusal or options to acquire, lease, sell or dispose of all or any part of such Owned Real Property;
(vii) No Group Company is a party to any agreement or option to purchase any real property or interest therein;
(viii) BHAC has been provided with true and correct copies of all surveys, including without limitation, ALTA surveys, boundary surveys, and as-built surveys, property inspection or engineering reports, and all title commitments and title policies (including the underlying documents) with respect to the Owned Real Property that are in the possession or control of any Group Company; and
(ix) All buildings, structures, fixtures, building systems and all components thereof on or under the Owned Real Property (including, without limitation, utilities serving such Owned Real Property) are in good condition and repair in all material respects, and adequate for the Business operations as currently used and are free of any material defects or deficiencies.
(b) Leased Real Property. Section 3.17(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property and improvements located thereon leased, licensed, subleased, sublicensed, or otherwise used or occupied, or permitted to be used or occupied, by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases (and the name and date of the parties to each of the parties to the Real Property Leases) pursuant to which any Group Company is a tenant, licensee, subtenant, sublicensee, or other occupant as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to BHAC. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). Except as set forth in Section 3.17(b) of the Company Disclosure Schedules, (i) the transactions contemplated by this Agreement will not require the consent of any party to any Real Property Leases, will not result in a breach of or default under any Real Property Leases or otherwise cause the Real Property Leases to (A) no longer be in full force and effect or (B) cease to be the valid, legal and binding obligation of each of the applicable Group Company party thereto and each other party thereto, enforceable in accordance with its terms against such Group Company and each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), (ii) the quiet possession and enjoyment of each applicable Group Company to its respective Leased Real Property has not been disturbed, (iii) there is no dispute, breach or default by any Group Company or, to the Company’s knowledge, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a dispute, breach or default thereunder, or would permit termination of, or a modification or acceleration thereof by any party to such Real Property Leases, (iv) no security deposit or portion thereof deposited with respect such Real Property Lease has been applied in respect of a dispute, breach or default under such Real Property Lease which has not been redeposited in full, (v) no Group Company owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to such Real Property Lease, (vi) the counterparty to such Real Property Lease is not a Company Non-Party Affiliate and otherwise has never and presently does not have any economic interest in any Group Company, (vii) no Group Company has leased, subleased, licensed, sublicensed, or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof, (viii) the Leased Real Property comprise all of the real property used or intended to be used in, or otherwise related to, the Business, (ix) the Leased Real Property and the furniture, fixtures and equipment located therein or thereon, as applicable, is in good condition and repair and sufficient for the operation of the Business, and there are no facts or conditions affecting any of the furniture, fixtures and equipment located in or upon the Leased Real Property which would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Leased Real Property or any portion thereof in the operation of the Business or the value thereof; (x) all rent and additional rent including without limitation, operating expenses, property taxes and pass throughs are current; (xi) the Company or one of the Group Companies holds a good and valid leasehold estate in the Leased Real Properties, free and clear of all Liens, except for Permitted Liens; and (xii) no Group Company has collaterally assigned or granted any other security interest in such Real Property Lease or any interest therein.
(c) Condemnation. There is no condemnation, expropriation, or other proceeding in eminent domain pending or, to the Company’s knowledge, threatened, affecting any Real Property or any portion thereof or interest therein.
(d) Mechanics Liens. There is no amount due and payable to any architect, contractor, subcontractor, materialman, or other Person for work or labor performed for, or materials or supplies provided to, or in connection with, any Real Property or portion thereof which is delinquent. Except as set forth in Section 3.17(d) of the Company Disclosure Schedules, there is no work or labor being performed for, or materials or supplies being provided to, or in connection with, any Real Property or portion thereof, or to be performed or supplied prior to Closing, other than routine maintenance and repair work which costs and expenses through which shall be paid in full prior to Closing.
(e) Compliance with Real Property Laws. The Real Property is in compliance with all applicable building, zoning, subdivision, health and safety and other land use Laws, including The Americans with Disabilities Act of 1990, as amended, and all insurance requirements affecting the Real Property (collectively, the “Real Property Laws”), and the current use or occupancy of the Real Property or operation of the Business thereon does not violate any Real Property Laws. Neither the Company nor any other Group Company has received any notice of violation of any Real Property Law and, to the Company’s knowledge, there is no basis for the issuance of any such notice or the taking of any action for such violation. There is no pending or, to the Company’s knowledge, anticipated change in any Real Property Law that will have a material adverse effect on the lease, use or occupancy of any Real Property or any portion thereof in the continued operation of the Business or the value thereof. To the Company’s knowledge, all Group Companies have all certificates of occupancy and operating permits, licenses, franchises, approvals and authorizations (“Real Property Permits”) which are required for the such Group Company’s use or occupancy of the Real Property and the Company has provided BHAC with a true and complete copy of such Real Property Permits and neither the Company nor any other Group Company has received notice from any Governmental Entity or other Person having jurisdiction over the Real Property threatening to suspend, revoke, modify or cancel any Real Property Permit. All such Real Property Permits are renewable by their terms without the need to comply with any special qualification procedures or to pay any amounts other than routine fees or similar charges.
(f) Insurance Claims. There are no pending property insurance claims with respect to any Real Property or any portion thereof. No Group Company has received any written notice from any insurance company or any board of fire underwriters (or any entity exercising similar functions) with respect to any Real Property or any portion thereof: (i) requesting that any Group Company to perform any repairs, alterations, improvements or other work for such Project which such Group Company has not completed in full; or (ii) notifying any Group Company of any defects or inadequacies in such Real Property which would materially adversely affect the insurability of the any Real Property or the premiums for the insurance thereof.
(g) Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material assets and properties (including any Real Property) of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies, except for assets disposed of in the ordinary course of business.
Section 3.18 Transactions with Affiliates. Section 3.18 of the Company Disclosure Schedules sets forth, and the Company has made available to BHAC true and complete copies of, all Contracts between (a) any Group Company, on the one hand, and (b) any Company Related Party, on the other hand, other than Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). No Company Related Party (i) owns any property or right (tangible or intangible) that is used in any Group Company’s business, (ii) owes any material amount to, or is owed any material amount by, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)), or (iii) has any financial interest in (other than the ownership of 2% or less of any class of publicly traded securities of a company that is) a material supplier, lessor, lessee, distributor, wholesaler, retailer, reseller, or competitor of any Group Company. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.18 are referred to herein as “Company Related Party Transactions”.
Section 3.19 Equipment and Other Tangible Property. Except as set forth in Section 3.19 of the Company Disclosure Schedules, each Group Company owns and has good title to, or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Group Companies as owned by such Group Company, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Group Companies are structurally sound and in good operating condition and repair (ordinary wear and tear excepted) and are suitable for their present use.
Section 3.20 Product Warranties; Product Liability.
(a) To the Company’s knowledge, each product provided by the Group Companies to a purchaser was provided in material conformity with all applicable contractual commitments and all express warranties by which the Group Companies are bound. To the Company’s knowledge, there are no claims or other Proceedings threatened or that have been submitted or asserted, relating to breach of any guarantee, warranty or indemnity relating to any products designed, sold, manufactured, distributed or delivered by, or services provided by, the Group Companies and, to the Company’s knowledge, there is no reasonable basis for any present or future claim or other Proceeding that would reasonably be expected to give rise to any such liability. To the Company’s knowledge, there is no material design defect, nor any failure to warn, with respect to any products now or previously designed, tested, sold, manufactured, distributed or delivered by, or services now or previously provided by, the Group Companies.
(b) There are no claims or other Proceedings pending, threatened, or other Proceeding the have been submitted or asserted, alleging that the Group Companies have any Liability (whether in negligence, breach of warranty, strict liability, failure to warn, or otherwise) arising out of or relating to any claimed injury or damage to individuals or property as a result of the claimed ownership, possession or use of any products allegedly designed, tested, sold, manufactured, distributed or delivered by the Group Companies.
Section 3.21 Data Privacy and Security.
(a) Each Group Company has implemented written policies relating to the Processing of Personal Data as and to the extent required by applicable Privacy Laws (“Privacy and Data Security Policies”).
(b) The Company has not received notice of any pending Proceedings, nor has there been any material Proceedings against any Group Company initiated by (i) any Person; or (ii) the United States Federal Trade Commission, any state attorney general or similar state official.

(c) Since the formation of the Company, to the Company’s knowledge, (i) there has been no unauthorized access, use or disclosure of Personal Data in the possession or control of any Group Company and (ii) there have been no unauthorized intrusions or breaches of security into any Company IT Systems except, in the case of clauses (i) and (ii), as would not have a Company Material Adverse Effect.
(d) Each Group Company owns or has a license to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted. The Company IT Systems are sufficient and in good working condition for the operation of the Business in all material respects.
Section 3.22 Compliance with International Trade & Anti-Corruption Laws.
(a) Neither the Group Companies, their directors or officers, nor, to the Company’s knowledge, any of their Affiliates or other Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, since the formation of the Company, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any territory-wide Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Syria, and, prior to January 17, 2017, Sudan) (a “Sanctioned Jurisdiction”); (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii) or any Sanctioned Jurisdiction. The Group Companies are, and during the past five (5) years have at all times been, in compliance with Sanctions and Export Control Laws.
(b) To the extent any Group Company has marked or advertised that its products are “Made in the USA,” “Made in America,” or otherwise promoted its products using equivalent markings, including American flag symbols, all such products meet the requirements for Made in the USA claims, as specified by the U.S. Federal Trade Commission, and any applicable Buy American requirements under U.S. Law. No Group Company has received written notice to the effect that a Governmental Entity claimed or alleged that any Group Company was not in compliance with Made in the USA or Buy American standards and requirements.
(c) Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received, directly or indirectly, any unlawful bribes, kickbacks or other similar payments to or from any Government Official or any other Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate to secure any improper advantage or to obtain or retain business, or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.
(d) The Group Companies comply, and have at all times complied, with all Anti-Corruption Laws. Without limiting the generality of the foregoing, (a) the Group Companies have not violated nor are in violation in any material respect of the U.S. Anti-Kickback Statute (42 U.S.C. Section 1302a-7(b)), the Federal False Claims Act (31 U.S.C. Sections 3729, et seq.), or any related or similar Law, and (b) there has been no use or authorization of money or anything of value relating to any unlawful payment or secret or unrecorded fund or any false or fictitious entries made in the books and records of the Group Companies relating to the same.
(e) Neither the Group Companies nor any of their Representatives have received any notice or communication from any Person that alleges, or been involved in any internal investigation involving any allegation relating to, potential violation of any Anti-Corruption Laws or other applicable Law, or have received a request for information from any Governmental Entity regarding Anti-Corruption Laws.
(f) No Government Official has, directly or indirectly, the right of control over, or any beneficial interest in the Group Companies.
(g) The Group Companies maintain, and have maintained, compliance policies, procedures, and internal controls reasonably calculated to ensure compliance with applicable Anti-Corruption Laws.
Section 3.23 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.23 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 9.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Group Company for which such Group Company has any obligation.

Section 3.24 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing BHAC Holders or at the time of the BHAC Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All information, including the financial projections, with respect to the Group Companies that was delivered by or on behalf of the Company for inclusion in the BHAC Investor Presentation being delivered concurrently with the announcement of this transaction was prepared in good faith using assumptions that the Company believes to be reasonable. The Registration Statement / Proxy Statement insofar as it relates to information supplied by or on behalf of the Company related to the Company or its Subsidiaries for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations adopted thereunder.
Section 3.25 Government Contracts. Except as set forth on Section 3.25 of the Company Disclosure Schedules, none of the Group Companies is party to: (a) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between any Group Company, on one hand, and any Governmental Entity, on the other hand, that is still in effect and that is material in any respect; or (b) any subcontract or other Contract by which any Group Company has agreed to provide goods or services through a prime contractor directly to a Governmental Entity that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services that is still in effect and that is material in any respect. None of the Group Companies have provided any offer, bid, quotation or proposal to sell products made or services provided by any Group Company that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.
Section 3.26 Investigation; No Other Representations.
(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the BHAC Parties and (ii) it has been furnished with or given access to such documents and information about the BHAC Parties and its businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.
(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of BHAC, any BHAC Non-Party Affiliate or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of BHAC, any BHAC Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.
Section 3.27 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY BHAC PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ANY BHAC PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED

HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY BHAC PARTY OR ANY BHAC NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY BHAC PARTY OR ANY BHAC NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. NOTHING IN THIS SECTION 3.27 WILL RELIEVE ANY PARTY OF LIABILITY IN THE CASE OF FRAUD COMMITTED BY SUCH PARTY.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES RELATING TO BHAC PARTIES
Subject to Section 9.8, except (a) as set forth on the BHAC Disclosure Schedules, or (b) as set forth in any BHAC SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each BHAC Party hereby represents and warrants to the Company that each of the following representations are true and correct as of the date of this Agreement and as of the Closing Date (except, as to any representations and warranties that specifically relate to an earlier date, in which case such representations and warranties were true and correct as of such earlier date):
Section 4.1 Organization and Qualification. Each BHAC Party is duly organized, validly existing and in good standing (or the equivalent thereof) under the Laws of its jurisdiction of organization. Each BHAC Party has all power and authority, corporate and otherwise, and all material Permits and Consents required to own and operate its properties and assets and to carry on its business as presently conducted, except as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a BHAC Material Adverse Effect.
Section 4.2 Authority. Each BHAC Party has the requisite power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party to perform its covenants, agreements, and obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the BHAC Shareholder Approval pursuant to Section 5.7 and the consents and approvals to be obtained by NewCo, Merger Sub 1 and Merger Sub 2 pursuant to Section 5.8, the execution and delivery of this Agreement, the Ancillary Documents to which a BHAC Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of such BHAC Party. This Agreement has been and each Ancillary Document to which a BHAC Party is or will be a party will be, upon execution thereof, duly and validly executed and delivered by such BHAC Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such BHAC Party (assuming this Agreement has been and the Ancillary Documents to which a BHAC Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such BHAC Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
Section 4.3 Consents and Requisite Governmental Approvals; No Violations.
(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of a BHAC Party with respect to its execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of the Applicable Exchange to permit the NewCo Class A Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on the Applicable Exchange, (iv) the filing of the NewCo Certificate of Merger, (v) the consents and approvals to be obtained by NewCo, Merger Sub 1 and Merger Sub 2 pursuant to Section 5.8, (vi) the BHAC Shareholder Approval or (vii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a BHAC Material Adverse Effect.
(b) Neither the execution, delivery or performance by a BHAC Party of this Agreement nor the Ancillary Documents to which such BHAC Party is or will be a party nor the consummation by such BHAC Party of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of a BHAC Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which a BHAC Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which a BHAC Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of a BHAC Party, except in the case of clauses (ii) through (iv) above, as would not have a BHAC Material Adverse Effect.
Section 4.4 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the BHAC Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any BHAC Party for which such BHAC Party has any obligation.
Section 4.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of a BHAC Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing BHAC Holders or at the time of the BHAC Shareholders Meeting and, in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided that for the avoidance of doubt, no warranty or representation is made by any of the BHAC Parties with respect to statements made or incorporated by reference in the Registration Statement/Proxy Statement (or any amendment or supplement thereto) based on information supplied by any of the Group Companies or any other party or any of their respective Affiliates for inclusion therein.
Section 4.6 Capitalization of the BHAC Parties.
(a) Section 4.6(a) of the BHAC Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding BHAC Shares and the BHAC Warrants as of the date of this Agreement. Such Equity Securities (i) have been duly authorized, validly issued and, with respect to the BHAC Shares only, are fully paid and nonassessable, (ii) were not issued in violation of the Governing Documents of BHAC, (iii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of BHAC) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person, and (iv) have been offered, sold and issued in all material respects with applicable Law, including securities Laws. Except for the BHAC Shares and BHAC Warrants set forth on Section 4.6(a) of the BHAC Disclosure Schedules (assuming that no BHAC Shareholder Redemptions are effected), immediately prior to Closing, there shall be no other outstanding Equity Securities of BHAC.
(b) As of the date of this Agreement, the authorized capital stock of BHAC consists of (i) 200,000,000 BHAC Class A Shares, (ii) 20,000,000 BHAC Class B Shares, each with a par value of $0.0001 per share, and (iii) 1,000,000 shares of preferred stock, each with a par value of $0.0001 per share. On the Closing Date after the time at which the NewCo Merger Effective Time occurs, all of the issued and outstanding NewCo Class A Shares (A) will be duly authorized, validly issued, fully paid and nonassessable, (B) will have been issued in compliance in all material respects with applicable Law and (C) will not have been issued in breach or violation of any preemptive rights or Contract to which BHAC or NewCo is a party or bound.
(c) Except as expressly contemplated by this Agreement, the Ancillary Documents, the BHAC SEC Reports or the transactions contemplated hereby or thereby or as otherwise mutually agreed to by the Company and BHAC, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require BHAC and, except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed in writing by the Company and BHAC, there is no obligation of BHAC, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of BHAC.
(d) The Equity Securities of NewCo, Merger Sub 1 and Merger Sub 2 outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which NewCo, Merger Sub 1 or Merger Sub 2 (as the case may be) is a party or bound. All of the outstanding Equity Securities of NewCo, Merger Sub 1 and Merger Sub 2 are owned directly or indirectly by BHAC free and clear of all Liens (other than transfer restrictions under applicable Securities Law). As of the date of this Agreement, BHAC has no Subsidiaries other than NewCo, Merger Sub 1 and Merger Sub 2 and does not own, directly or indirectly, any Equity Securities in any Person other than NewCo, Merger Sub 1 and Merger Sub 2.
Section 4.7 SEC Filings. BHAC has filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “BHAC SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional BHAC SEC Reports”). Each of the BHAC SEC Reports, as of their respective dates of filing or as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional BHAC SEC Reports, as of their respective dates of filing or as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the BHAC SEC Reports or the Additional BHAC SEC Reports (for purposes of the Additional BHAC SEC Reports, assuming that the representation and warranty set forth in Section 3.23 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the BHAC SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the BHAC SEC Reports.
Section 4.8 Trust Account. As of the date of this Agreement, BHAC has an amount in cash in the Trust Account equal to at least $24,000,000. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less, in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations or in cash and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated as of October 4, 2021 (the “Trust Agreement”), between BHAC and Continental, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the BHAC SEC Reports to be inaccurate in any material respect or, to

BHAC’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing BHAC Holders who shall have elected to redeem their BHAC Class A Shares pursuant to the Governing Documents of BHAC or (iii) if BHAC fails to complete a business combination within the allotted time period set forth in the Governing Documents of BHAC and liquidates the Trust Account, subject to the terms of the Trust Agreement, BHAC (in limited amounts to permit BHAC to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of BHAC) and then the Pre-Closing BHAC Holders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of BHAC and the Trust Agreement. BHAC has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to BHAC’s knowledge, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending or, to BHAC’s knowledge, threatened with respect to the Trust Account. Other than as described in the BHAC SEC Reports, BHAC has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing BHAC Holders who have elected to redeem their BHAC Class A Shares pursuant to the Governing Documents of BHAC, each in accordance with the terms of and as set forth in the Trust Agreement, BHAC shall have no further obligation under either the Trust Agreement or the Governing Documents of BHAC to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.
Section 4.9 Transactions with Affiliates. Section 4.9 of the BHAC Disclosure Schedules sets forth, and BHAC has made available to the Company (to the extent not filed with the SEC) true and complete copies of, all Contracts between (a) BHAC, on the one hand, and (b) any BHAC Related Party, on the other hand, other than Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.8 or entered into in accordance with Section 5.8. No BHAC Related Party (A) owns any interest in any material asset used in the business of BHAC, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of BHAC or (C) owes any material amount to, or is owed material any amount by, BHAC. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “BHAC Related Party Transactions”.
Section 4.10 Litigation. As of the date of this Agreement, there is (and since its organization, incorporation or formation, as applicable, through the date of this Agreement there has been) no Proceeding pending or, to BHAC’s knowledge, threatened against or involving a BHAC Party that, if adversely decided or resolved, would be material to a BHAC Party. As of the date of this Agreement, no BHAC Party nor any of its respective properties or assets is subject to any material Order that, if adversely decided or resolved, would be material to a BHAC Party. As of the date of this Agreement, there are no material Proceedings by a BHAC Party pending against any other Person.
Section 4.11 Compliance with Applicable Law. BHAC is (and since its incorporation through the date of this Agreement has been) in compliance with all Laws applicable to the conduct of BHAC, except as would not have a BHAC Material Adverse Effect.
Section 4.12 Business Activities.
(a) Since its incorporation, to BHAC’s knowledge, BHAC has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, (iii) those that are administrative, ministerial or otherwise immaterial in nature, or (iv) related to BHAC’s initial public offering. Except as set forth in BHAC’s Governing Documents, there is no Contract binding upon any BHAC Party or to which any BHAC Party is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).

(b) Each of NewCo, Merger Sub 1 and Merger Sub 2 was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.
Section 4.13 Internal Controls; Listing; Financial Statements.
(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of BHAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) BHAC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) which are, to BHAC’s knowledge, sufficient to provide reasonable assurance regarding the reliability of BHAC’s financial reporting and the preparation of BHAC’s financial statements for external purposes in accordance with GAAP and (ii) BHAC has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to BHAC is made known to BHAC’s principal executive officer and principal financial officer by others within BHAC.
(b) BHAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act. There are no outstanding loans or other extensions of credit made by BHAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of BHAC.
(c) Since its initial public offering, to BHAC’s knowledge, BHAC has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq or has remediated any such noncompliance. The issued and outstanding BHAC Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date of this Agreement, there is no Proceeding pending or, to BHAC’s knowledge, threatened against BHAC by Nasdaq or the SEC with respect to any intention by such entity to deregister BHAC Class A Shares or prohibit or terminate the listing of BHAC Class A Shares on Nasdaq. BHAC has not taken any action that is designed to terminate the registration of BHAC Class A Shares under the Exchange Act.
(d) The BHAC SEC Reports contain true and complete copies of the applicable BHAC Financial Statements. The BHAC Financial Statements (i) fairly present in all material respects the financial position of BHAC as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited BHAC Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).
(e) BHAC has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for BHAC’s and its Subsidiaries’ assets. BHAC maintains and, for all periods covered by the BHAC Financial Statements, has maintained books and records of BHAC in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of BHAC in all material respects.
(f) Since its incorporation and through the date of this Agreement, to BHAC’s knowledge, BHAC has not received any written report, complaint, allegation, assertion or claim that there is (i) a “significant deficiency”

in the internal controls over financial reporting of BHAC, (ii) a “material weakness” in the internal controls over financial reporting of BHAC or (iii) any fraud that involves management or other employees of BHAC who have a significant role in the internal controls over financial reporting of BHAC.
(g) The Company acknowledges that any restatement, revision or other modification of the BHAC SEC Reports or BHAC’s financial statements solely as a result of any agreements, orders, comments or other guidance from the staff of the SEC regarding the accounting policies of BHAC that are generally applicable to special purpose acquisition companies shall not be deemed material for the purposes of this Agreement.
Section 4.14 No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.14 of the BHAC Disclosure Schedules, (b) incurred in connection with the due diligence relating to, or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of a BHAC Party’s covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (it being understood and agreed that the identity of expected third parties that are, as of the date of this Agreement, entitled to receive any material amount of fees, expenses or other payments in connection with the matters described in this clause (b) shall be set forth on Section 4.14 of the BHAC Disclosure Schedules), (c) that are incurred in connection with or incident or related to any BHAC Party’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, in each case, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (e) that are either permitted pursuant to Section 5.9(f) or incurred in accordance with Section 5.9(f) (for the avoidance of doubt, in each case, with the written consent of the Company) or (f) set forth or disclosed in the BHAC Financial Statements included in the BHAC SEC Reports, no BHAC Party has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.
Section 4.15 Compliance with International Trade & Anti-Corruption Laws.
(a) Since BHAC’s incorporation, neither BHAC nor, to BHAC’s knowledge, any of its Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a Sanctioned Jurisdiction; (iii) an entity majority owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) through (iii) or any Sanctioned Jurisdiction, in either case in violation of Sanctions and Export Control Laws.
(b) Since BHAC’s incorporation, neither BHAC nor, to BHAC’s knowledge, any of its Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received, directly or indirectly, any unlawful bribes, kickbacks or other similar payments to or from any Government Official or any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate to secure any improper advantage or to obtain or retain business, or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.
Section 4.16 Tax Matters.
(a) Except as set forth on Section 4.16 of the BHAC Disclosure Schedules, BHAC has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it (taking into account all available extensions), which such Tax Returns are accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the BHAC Financial Statements have been established in accordance with GAAP. BHAC has complied in all material respects with all applicable Laws relating to Taxes.
(b) There are no claims, assessments, audits, examinations, investigations or other Proceeding by any Tax Authority in progress or pending against BHAC in respect of any Tax, and BHAC has not been notified in writing of any proposed Tax claims or assessments against BHAC (other than, in each case, claims or assessments for which adequate reserves in the BHAC Financial Statements have been established in accordance with GAAP or are immaterial in amount).
(c) BHAC does not have any liability for Taxes of any Person (i) under any Tax indemnity, Tax sharing or Tax allocation agreement or any other contractual obligation (excluding for this purpose, agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes, such as leases, licenses or credit agreements), (ii) arising from the application of U.S. Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or non-U.S. Law or (iii) as a transferee or successor, by Contract (excluding for this purpose, Contracts entered into in the ordinary course of business the primary purpose of which is not related to Taxes, such as leases, licenses or credit agreements) or by operation of Law.
(d) There are no Liens with respect to any Taxes upon any of BHAC’s assets, other than Liens described in clause (b) of the definition of Permitted Liens.
(e) BHAC has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by BHAC for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.
(f) BHAC is, and has been since its incorporation, treated as a corporation for U.S. federal (and applicable state and local) income Tax purposes and, through the date of this Agreement, is a Tax resident only in its jurisdiction of formation.
(g) BHAC has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying (or intended to qualify) in whole or in part for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) or Section 361 of the Code.
(h) BHAC has not taken or agreed to take any action, and does not intend to or plan to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.
(i) BHAC has not been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
Section 4.17 Investigation; No Other Representations.
(a) Each BHAC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.
(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each BHAC Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, any Company Non-Party Affiliate or any other Person, either express or implied, and each BHAC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, none of the Company, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.
Section 4.18 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 AND THE ANCILLARY DOCUMENTS, NONE OF THE BHAC PARTIES, ANY BHAC NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND EACH BHAC PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY BHAC PARTY THAT HAVE BEEN MADE AVAILABLE TO THE

COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY BHAC PARTY BY OR ON BEHALF OF THE MANAGEMENT OF ANY BHAC PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY BHAC PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY BHAC PARTY, ANY BHAC NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. NOTHING IN THIS SECTION 4.18 WILL RELIEVE ANY PARTY OF LIABILITY IN THE CASE OF FRAUD (FOR THE AVOIDANCE OF DOUBT, AS DEFINED HEREIN) COMMITTED BY SUCH PARTY.
ARTICLE 5
COVENANTS
Section 5.1 Conduct of Business of the Group Companies.
(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, or as consented to in writing by BHAC (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole.
(b) Without limiting the generality of the foregoing, during the Interim Period, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by BHAC (such consent, other than in the case of Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iii), Section 5.1(b)(iv), Section 5.1(b)(xiii), Section 5.1(b)(xv), Section 5.1(b)(xvi), or Section 5.1(b)(xix), not to be unreasonably withheld, conditioned or delayed), not do any of the following:
(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to any Group Company that is, directly or indirectly, wholly owned by the Company;
(ii) (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof, other than, in the case of this clause (B), any acquisition by the Company or its Subsidiaries with a purchase price of less than $1,000,000;
(iii) adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents;

(iv) transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company;
(v) incur, create or assume any Indebtedness, other than (A) intercompany Indebtedness among the Group Companies, and (B) Indebtedness in the ordinary course of business (including revolving credit drawings, capital leases, purchase money security interests, deferred purchase price obligations and earnouts) in an amount not to exceed $250,000 and which is not required to be repaid at the Closing;
(vi) cancel or forgive any Indebtedness (other than intercompany Indebtedness among the Group Companies) in excess of $250,000 owed to any Group Company;
(vii) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between the Company and any of its wholly owned Subsidiaries and (B) the reimbursement of expenses of employees in the ordinary course of business;
(viii) except (x) as required by applicable Law or under the terms of any Employee Benefit Plan of any Group Company that is set forth on Section 3.11(a) of the Company Disclosure Schedules, (y) changes made in connection with annual welfare benefit (non-equity) plan renewals in the ordinary course of business consistent with past practice (it being understood and agreed, for the avoidance of doubt, that in no event shall the exception in this clause (y) be deemed or construed as permitting any Group Company to take any action that is not permitted by any other provision of this Section 5.1(b)), or (z) with respect to an employment agreement, consulting agreement or other services agreement by and between any Group Company and a current director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, which agreements are entered into, amended or otherwise modified in the ordinary course of business and approved by the compensation committee of the board of directors of the Company, (A) amend, modify, adopt, enter into or terminate any Employee Benefit Plan of any Group Company or any benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement, (B) increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (D) grant severance, change in control, incentive, retention or termination pay to, or adopt, enter into or amend any severance, retention, termination, employment, consulting, bonus, change in control or severance agreement with any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, whose annual base salary (or, in the case of an independent contractor, annual compensation) is in excess of $100,000; (E) hire, engage, furlough, temporarily layoff, or terminate (other than for “cause”) any director, manager, officer, employee, individual independent contractor or other individual service provider of any Group Company whose annual base salary (or, in the case of an independent contractor, annual base compensation) is in excess of $100,000, (F) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by a Group Company, (G) establish any trust or take any other action to secure the payment of any compensation or benefit payable by a Group Company or (H) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other individual service provider of any Group Company;
(ix) transfer sponsorship of any Employee Benefit Plan to any Group Company;
(x) (A) make, change or rescind any material election relating to Taxes; (B) settle or compromise any Proceeding, arbitration, investigation, audit or controversy relating to any material amount of Taxes; (C) enter into any closing agreement with respect to any material amount of Taxes; (D) surrender any right to claim any refund of a material amount of Taxes; (E) file any amended income or other material Tax

Return; (F) fail to pay any material amount of Tax (including estimated Taxes) when due and payable or (G) make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;
(xi) knowingly take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Intended Tax Treatment;
(xii) enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of $500,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or BHAC or any of its Affiliates after the Closing);
(xiii) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;
(xiv) change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;
(xv) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;
(xvi) (A) amend, modify or terminate any Material Contract of the type described in Section 3.7(a)(x) or Section 3.7(a)(xii) (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms), (B) waive any material benefit or right under any Material Contract of the type described in Section 3.7(a)(x) or Section 3.7(a)(xii) or (C) enter into any Contract that would constitute a Material Contract of the type described in Section 3.7(a)(x) or Section 3.7(a)(xii);
(xvii) amend, modify or terminate any Real Property Lease of the type described in Section 3.17(b) (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Real Property Lease pursuant to its terms), (B) waive any material benefit or right under any Real Property Lease of the type described in Section 3.17(b) or (C) enter into any Contract that would constitute a Real Property Lease of the type described in Section 3.17(b);
(xviii) fail to use commercially reasonable efforts to maintain the Real Properties in substantially the same condition as of the date of this Agreement, except for (A) renovations and other improvements made in or to the Real Properties in the ordinary course of business and (B) ordinary wear and tear, casualty and condemnation;
(xix) enter into, amend, modify, or waive any material benefit or right under, any Company Related Party Transaction;
(xx) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that could implicate the WARN;
(xxi) enter into, modify, amend, renew, negotiate, terminate or extend any CBA, or recognize or certify any labor union, works council, labor organization, or group of employees of the Group Companies as the bargaining representative for any employees of the Group Companies;
(xxii) adopt or implement any material changes to the Group Companies’ business plan or strategy that could result in a material change to the financial projections included in the BHAC Investor Presentation being delivered concurrently with the announcement of this transaction;
(xxiii) fail to maintain, keep in force and effect, renew or enhance any of the Group Companies’ insurance policies in effect as of the date of this Agreement;
(xxiv) commit to any new operation or expenditure pertaining to any New Rise Facility reasonably anticipated by the Company to require future capital expenditures in excess of $500,000 following the Closing;

(xxv) fail to conduct the Business as it relates to any New Rise Facility in a good and workmanlike manner and in the ordinary course consistent with industry practices;
(xxvi) (x) take any action (or omit to take any action) under the New Rise MIPAs and any other transaction documents related to the New Rise Acquisitions, in either case that would reasonably be expected to have a material and adverse effect on the transactions contemplated thereby, any New Rise Facility or the SAF Production, (y) fail to use reasonable best efforts to consummate the transactions contemplated by the New Rise MIPAs as promptly as practicable following the date of this Agreement or (z) terminate or waive any right under the New Rise MIPAs; or
(xxvii) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1.
Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, (a) nothing set forth in this Agreement shall give BHAC, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing, (b) any action taken, or omitted to be taken, by any Group Company to the extent such act or omission necessary to comply with any Law, Order, directive, pronouncement or guideline issued by a Governmental Entity after the date of this Agreement providing for business closures, “sheltering-in-place” or other restrictions as a result of COVID-19 shall in no event be deemed to constitute a breach of Section 5.1; provided however that, (i) in the case of clause (b), the Company shall give BHAC prior written notice of any such act or omission to the extent reasonably practicable, which notice shall describe in reasonable detail the act or omission and the reason(s) that such act or omission is being taken, or omitted to be taken, pursuant to clause (b) and, in the event that it is not reasonably practicable for the Company to give the prior written notice described in this clause (i), the Company shall instead give such written notice to BHAC promptly after such act or omission and (ii) in no event shall clause (b) be applicable to any act or omission of the type described in Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iii), Section 5.1(b)(iv), Section 5.1(b)(xiii), Section 5.1(b)(xv), Section 5.1(b)(xvi) or Section 5.1(b)(xix).
Section 5.2 Efforts to Consummate; Litigation.
(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including the satisfaction, but not waiver, of the closing conditions set forth in Article 7) and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and delivery such Ancillary Document when required pursuant to this Agreement. Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents, including, in the case of the Group Companies, Consents set forth on Section 3.5 of the Company Disclosure Schedules and any Consents necessary, proper or advisable in connection with the consummation of the New Rise Acquisitions; provided however that, if the Closing does not occur, each Party shall bear its own out-of-pocket costs and expenses in connection with the preparation of any such Consents (subject to Section 9.6); provided further that, subject to the following proviso, the Company shall pay 100% of any HSR Act filing fee(s) at the time of filing; which shall be treated as Company Expenses; provided further that, if the Closing occurs, the fees of each Party will be paid in accordance with Section 9.6. Each Party shall (i) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within ten (10) Business Days) following the date of this Agreement and (ii) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. BHAC shall promptly inform the Company of any communication between BHAC, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform BHAC of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, (a) the Parties agree to request early termination of the applicable waiting period under the HSR Act, to the extent available, and (b) each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of BHAC and the Company. Nothing in this Section 5.2 with respect to Governmental Entities obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with BHAC’s and the Company’s prior written consent.
(b) During the Interim Period, BHAC, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of BHAC) or BHAC (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of BHAC, the Company, or, in the case of the Company, BHAC in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of BHAC, the Company, or, in the case of the Company, BHAC, the opportunity to attend and participate in such meeting or discussion.
(c) Notwithstanding anything to the contrary in this Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.
(d) During the Interim Period, BHAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of BHAC, BHAC or any of its Representatives (in their capacity as a representative of BHAC) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of the Company). BHAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, in no event shall (A) the Company, any other Group Company or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of BHAC (not to be unreasonably withheld, conditioned or delayed), or (B) any of the BHAC Parties or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed).
Section 5.3 Confidentiality and Access to Information.
(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.
(b) During the Interim Period, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to BHAC and its Representatives during normal business hours reasonable access to the properties, directors, officers, books and records of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies), including in relation to the operation of the New Rise Facilities. The Company shall keep BHAC and its Representatives regularly updated, including upon written request from BHAC and its Representatives, as to the consummation of the New Rise Acquisitions, including the status and satisfaction or waiver of any conditions that are required in order to consummate the New Rise Acquisitions, and the Company shall provide such further information relating to the New Rise Acquisitions as may be reasonably requested by BHAC and its Representatives. The Company shall promptly notify BHAC and its Representatives if it is of the reasonable opinion that (i) the conditions under the New Rise Acquisitions will not be satisfied or waived in accordance with their terms or (ii) the New Rise Acquisitions will not otherwise be consummated for any reason, including as a result of breach or termination. Notwithstanding the foregoing, none of the Group Companies shall be required to provide to BHAC or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine; provided that in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law, or (ii) if any Group Company, on the one hand, and BHAC, any BHAC Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.
(c) During the Interim Period, upon reasonable advance written notice, BHAC shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of BHAC (in a manner so as to not interfere with the normal business operations of BHAC). Notwithstanding the foregoing, BHAC shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which BHAC is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of BHAC with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to BHAC under the attorney-client privilege or the attorney work product doctrine; provided that in case of each of clauses (A) through (D), BHAC shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law, or (ii) if BHAC, on the one hand, and any Group Company, any Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that BHAC shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.
Section 5.4 Public Announcements.
(a) Subject to Section 5.4(b), Section 5.6 and Section 5.7, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements (including communications disseminated via social media, news feeds, chat rooms or other similar electronic platforms for communicating to persons who are not otherwise obligated to maintain the confidentiality of such communications) with respect to this Agreement or the transactions contemplated hereby or any subject matter disclosed or required to be disclosed in the Registration Statement / Proxy Statement without the prior written consent of, prior to the Closing, the Company and BHAC or, after the Closing, BHAC; provided however that, each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Company, if the disclosing party is BHAC, or BHAC, if the disclosing party is the Company, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with BHAC and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the Sponsor and its Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities, provided the recipients of such information are subject to customary confidentiality obligations prior to the receipt of such information.
(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and BHAC prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement. Promptly after the execution of this Agreement, BHAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and BHAC shall consider such comments in good faith. The Company, on the one hand, and BHAC, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or BHAC, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), NewCo shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.
Section 5.5 Exclusive Dealing.
(a) During the Interim Period, the Company shall not, and shall cause the other Group Companies and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing non-public information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any Affiliate or successor of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) notify BHAC promptly upon receipt of any Company Acquisition Proposal by any Group Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep BHAC reasonably informed on a current basis of any modifications to such offer or information.
(b) During the Interim Period, BHAC shall not, and shall cause its Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing non-public information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a BHAC Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a BHAC Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a BHAC Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of BHAC (or any Affiliate or successor of BHAC); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.
Section 5.6 Preparation of Registration Statement / Proxy Statement. As promptly as reasonably practicable following the date of this Agreement (which, for the avoidance of doubt, shall be no earlier than the availability of the information set forth in the clauses (a) and (b) in the definition of “Required Company Financial Statements” and in no event later than 15 days following the date of such availability), each of BHAC, NewCo and the Company shall use its reasonable best efforts to prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either BHAC or the Company, as applicable), and BHAC and

NewCo shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include (x) a proxy statement of BHAC which will be used for the BHAC Shareholders Meeting to adopt and approve the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by BHAC’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and the Applicable Exchange and (y) a prospectus of NewCo that will be used to register certain of the NewCo Class A Shares and NewCo Warrants to be issued in connection with the transactions contemplated by this Agreement). The Registration Statement / Proxy Statement shall be in form and substance reasonably acceptable to the Company. Each of BHAC, NewCo and the Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies (including, for the avoidance of doubt, New Rise) for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws or in response to any comments from the SEC); (b) promptly notify the others of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. BHAC and NewCo, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.6 or for including in any other statement, filing, notice or application made by or on behalf of BHAC or NewCo (as applicable) to the SEC or the Applicable Exchange in connection with the transactions contemplated by this Agreement or the Ancillary Documents. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of BHAC and NewCo, the Company, or, in the case of the Company, BHAC and NewCo thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of BHAC and NewCo, the Company, or, in the case of the Company, BHAC and NewCo (in either case, such agreement not to be unreasonably withheld, conditioned or delayed) an amendment or supplement to the Registration Statement / Proxy Statement; (iii) BHAC and NewCo shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing BHAC Holders. BHAC and NewCo shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of NewCo Class A Shares and NewCo Warrants for offering or sale in any jurisdiction, and BHAC, NewCo and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Non-Party Affiliates or its or their respective Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 5.7 BHAC Shareholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, BHAC shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold a special meeting of the shareholders of BHAC (the “BHAC Shareholders Meeting”) in accordance with the Governing Documents of BHAC, for the purposes of obtaining the BHAC Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect a BHAC Shareholder Redemption. BHAC shall, through approval of its board of directors, recommend to its shareholders (the “BHAC Board Recommendation”), (i) the adoption and approval of the Mergers (the “Merger Proposal”); (ii) the adoption and approval of each other proposal that either the SEC or the Applicable Exchange (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (iii) the adoption and approval of each other proposal reasonably agreed to by BHAC, NewCo and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (iv) the adoption and approval of a proposal for the adjournment of the BHAC Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing or to seek to limit or reverse any redemptions of BHAC Class A Shares (such proposals in clauses (i) through (iv), collectively, the “Transaction Proposals”); provided that BHAC may adjourn the BHAC Shareholders Meeting (A) to solicit additional proxies for the purpose of obtaining the BHAC Shareholder Approval, (B) for the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that BHAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing BHAC Holders prior to the BHAC Shareholders Meeting or (D) to seek to limit or reverse any redemptions of BHAC Class A Shares; provided that without the consent of the Company, in no event shall BHAC adjourn the BHAC Shareholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. The BHAC Board Recommendation contemplated by the preceding sentence shall be included in the Registration Statement / Proxy Statement. Except as otherwise required by applicable Law and as further provided in this Section 5.7, BHAC covenants that none of the BHAC Board, any committee of the BHAC Board or BHAC shall withdraw or modify, or propose publicly or by formal action of the BHAC Board, any committee of the BHAC Board or BHAC to withdraw or modify, in a manner adverse to the Company, the BHAC Board Recommendation or any other recommendation by the BHAC Board or BHAC of the proposals set forth in the Registration Statement / Proxy Statement. Notwithstanding the foregoing, the BHAC Board may change, withdraw, withhold, qualify or modify, or publicly propose to or resolve to change, withdraw withhold, qualify, or modify the BHAC Board Recommendation if the BHAC Board determines in good faith, after consultation with its legal counsel, that a failure to take such action would constitute a breach by BHAC Board of its fiduciary obligations to the BHAC shareholders under applicable Law.
Section 5.8 Shareholder Approvals of NewCo, Merger Sub 1 and Merger Sub 2.
(a) Concurrently with the execution of this Agreement, BHAC, as the sole stockholder of NewCo, will approve and adopt this Agreement, the Ancillary Documents to which NewCo is or will be a party and the transactions contemplated hereby and thereby.
(b) As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, NewCo, as the sole member of Merger Sub 1, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub 1 is or will be a party and the transactions contemplated hereby and thereby.
(c) As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, NewCo, as the sole member of Merger Sub 2, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub 2 is or will be a party and the transactions contemplated hereby and thereby.
Section 5.9 Conduct of Business of BHAC. During the Interim Period, BHAC shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.9 of the BHAC Disclosure Schedules or as consented to in writing by the Company (it being agreed that any request for consent shall not be unreasonably withheld, conditioned or delayed), do any of the following:
(a) create or form any Subsidiary (other than as otherwise set forth in this Agreement and in the Ancillary Documents);
(b) adopt any amendments, supplements, restatements or modifications to the Trust Agreement, the Warrant Agreement or the Governing Documents of BHAC or any of its Subsidiaries;
(c) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) and corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;
(d) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of BHAC or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of BHAC or any of its Subsidiaries, as applicable, other than any BHAC Shareholder Redemption;

(e) split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;
(f) incur, create or assume any Indebtedness or other Liability, other than (i) BHAC Expenses, (ii) BHAC Working Capital Loans or (iii) Indebtedness for borrowed money or guarantees incurred in the ordinary course of business;
(g) make any loans or advances to, or capital contributions in, any other Person, other than to, or in, BHAC or any of its Subsidiaries;
(h) issue any Equity Securities of BHAC or any of its Subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of the foregoing of BHAC or any of its Subsidiaries, except to the extent permitted under any applicable Contract or pursuant to any Financing contemplated hereby;
(i) enter into, renew, modify or revise any BHAC Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a BHAC Related Party Transaction), in each case, other than with respect to BHAC Working Capital Loans;
(j) engage in any activities or business, other than activities or business (i) in connection with or incident or related to such Person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (ii) contemplated by, or incident or related to, this Agreement, any Ancillary Document, the performance of covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative or ministerial, in each case, which are immaterial in nature;
(k) make any change in accounting methodology, practice or policy other than changes required by GAAP, applicable Law or any Governmental Entity with competent jurisdiction, or upon recommendation from its accountants or auditors;
(l) waive, release, assign, settle or compromise any Proceeding pending or threatened against BHAC or any of its directors or officers that would materially and adversely affect BHAC after the Closing Date;
(m) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction (other than, for the avoidance of doubt, the transactions expressly contemplated by this Agreement and the Ancillary Documents);
(n) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;
(o) (i) make, change or rescind any material election relating to Taxes; (ii) settle or compromise any Proceeding, arbitration, investigation, audit or controversy relating to any material amount of Taxes; (iii) enter into any closing agreement with respect to any material amount of Taxes; (iv) surrender any right to claim any refund of a material amount of Taxes; (v) file any amended income or other material Tax Return; (vi) fail to pay any material amount of Tax (including estimated Taxes) when due and payable; or (vii) make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;
(p) knowingly take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Intended Tax Treatment; or
(q) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.9.
Notwithstanding anything in this Section 5.9 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of BHAC and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, BHAC from using the funds held by BHAC outside the Trust Account to pay or reimburse any BHAC Expenses or BHAC Liabilities or from otherwise distributing or paying over any funds held by BHAC outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing.

Section 5.10 Listing. Each of BHAC and NewCo shall use its reasonable best efforts to cause: (a) NewCo’s initial listing application with the Applicable Exchange in connection with the transactions contemplated by this Agreement to have been approved (which, if the Applicable Exchange is not Nasdaq, shall include BHAC using its commercially reasonable efforts to delist all BHAC Securities from Nasdaq and instead prepare and submit to the Applicable Exchange a listing application covering such securities); (b) NewCo to satisfy all applicable initial and continuing listing requirements of the Applicable Exchange; and (c) the NewCo Class A Shares and the NewCo Warrants issuable in accordance with this Agreement to be approved for listing on the Applicable Exchange (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, prior to the NewCo Merger Effective Time.
Section 5.11 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 7 and provision of notice thereof to the Trustee, (i) at the Closing, BHAC shall (A) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (B) make all appropriate arrangements to cause the Trustee to (1) pay as and when due all amounts, if any, payable to the Public Shareholders of BHAC pursuant to the BHAC Shareholder Redemption, (2) pay the amounts due to the underwriters of BHAC’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement, unless such commissions are waived, and (3) immediately thereafter, pay all remaining amounts then available in the Trust Account to BHAC in accordance with the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
Section 5.12 Company Equityholder Written Consent. As promptly as reasonably practicable (and in any event within two (2) Business Days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act (the “Company Equityholder Written Consent Deadline”), the Company shall obtain and deliver to BHAC a true and correct copy of a written consent (in form and substance reasonably satisfactory to BHAC) approving this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby that is duly executed by the Existing Company Equityholders that hold at least the requisite number of issued and outstanding Existing Company Shares required to, or that otherwise have the right to, approve and adopt such matters in accordance with the NRS and the Company’s Governing Documents; provided that if the Company Equityholder Written Consent Deadline is prior to the consummation of the New Rise Acquisitions, the Company Equityholder Written Consent shall also include any additional persons who would be Existing Company Equityholders following the consummation of the New Rise Acquisitions (the “Company Equityholder Written Consent”).
Section 5.13 BHAC Indemnification; Directors’ and Officers’ Insurance.
(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of BHAC, as provided in BHAC’s Governing Documents pursuant to written agreements in effect as of immediately prior to the NewCo Merger Effective Time, in either case, solely with respect to any matters occurring on or prior to the NewCo Merger Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the NewCo Merger Effective Time for a period of six (6) years and (ii) NewCo will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, NewCo shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in BHAC’s Governing Documents or other applicable agreements as in effect immediately prior to the NewCo Merger Effective Time. The indemnification and liability limitation or exculpation provisions of BHAC’s Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the NewCo Merger Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the NewCo Merger Effective Time, or at any time prior to such time, were directors or officers of BHAC (the “BHAC D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the NewCo Merger Effective Time and relating to the fact that such BHAC D&O Person was a director or officer of BHAC immediately prior to the NewCo Merger Effective Time, unless such amendment, repeal or other modification is required by applicable Law.
(b) NewCo shall not have any obligation under this Section 5.13 to any BHAC D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such BHAC D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) For a period of six (6) years after the NewCo Merger Effective Time, NewCo shall maintain, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of BHAC as of the date of this Agreement with respect to matters occurring on or prior to the NewCo Merger Effective Time. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under BHAC’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that NewCo shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the most recent annual premium paid by BHAC prior to the date of this Agreement and, in such event, BHAC shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by BHAC prior to the date of this Agreement.
(d) If NewCo or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of NewCo shall assume all of the obligations set forth in this Section 5.13.
(e) The BHAC D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.13 are intended to be third-party beneficiaries of this Section 5.13. This Section 5.13 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of BHAC or NewCo.
Section 5.14 Employee Benefits Matters. Except for the Company Benefit Plans, the Company Related Parties (other than the Group Companies) shall assume and/or retain sponsorship of and be solely responsible for all liabilities and obligations relating to or at any time arising under or in connection with any Employee Benefit Plan or any other benefit or compensation plan, program, policy, agreement, contract or arrangement of any kind at any time maintained, sponsored, or contributed to or required to be contributed to by the Company Related Parties (including the Group Companies) or under or with respect to which any Company Related Party has any current or contingent liability or obligation. The Company Related Parties shall be solely responsible for complying with the requirements of Section 4980B of the Code with respect to any “M&A qualified beneficiary” as that term is defined in Treasury Regulation Section 54.4980B-9. With respect to any Company Benefit Plan noted on Section 3.11(a)(ii) of the Company Disclosure Schedules, the Company shall take all actions necessary or appropriate prior to the Closing to amend such Company Benefit Plan to exclude participation by employees who are not employees, officers, directors or individual service providers of the Group Companies (or the eligible dependents or beneficiaries thereto). The Company shall, and shall cause the Group Companies to, use commercially reasonable efforts to stand up new employee benefits coverage (including 401(k) and medical plans) for the employees of the Group Companies from and after the Closing, in form and substance reasonably acceptable to BHAC.
Section 5.15 Company Indemnification; Directors’ and Officers’ Insurance.
(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or pursuant to written agreements in effect as of immediately prior to the Company Merger Effective Time, in either case, solely with respect to any matters occurring on or prior to the Company Merger Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Company Merger Effective Time for a period of six (6) years and (ii) NewCo will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, NewCo shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Company Merger Effective Time. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Company Merger Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Company Merger Effective Time or at any time prior to the Company Merger Effective Time, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company prior to the Company Merger Effective Time, unless such amendment, repeal or other modification is required by applicable Law.
(b) None of NewCo or the Group Companies shall have any obligation under this Section 5.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.
(c) The Company shall purchase, at or prior to the Closing, and NewCo shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Company Merger Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Company Merger Effective Time, together with director’s and officer’s liability insurance for NewCo for the first year following the Closing (the “Company D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that none of the Company, NewCo or any of their respective Affiliates shall pay a premium for such “tail” policy in excess of three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement and, in such event, the Company, NewCo or one of their respective Affiliates shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement. The cost of the Company D&O Tail Policy shall be a Company Expense.
(d) If NewCo or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of BHAC shall assume all of the obligations set forth in this Section 5.15.
(e) The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of NewCo.
Section 5.16 Post-Closing Directors and Officers.
(a) BHAC shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Company Merger Effective Time (i) the board of directors of NewCo (the “NewCo Board”) shall initially consist of nine (9) directors (each, a “Director”); (ii) the members of the NewCo Board will be the individuals determined in accordance with Section 5.16(b); and (iii) the officers of NewCo (the “Officers”) are the individuals determined in accordance with Section 5.16(c).
(b) The Parties shall take all necessary action, including causing the directors of BHAC to resign, such that, effective as of the Company Merger Effective Time, the NewCo Board will consist of (i) five (5) Directors set forth on Section 5.16(b)(i) of the Company Disclosure Schedules or any other individuals designated by the Company in replacement of such designees prior to the Closing, who shall be reasonably acceptable to BHAC, (ii) two (2) Directors set forth on Section 5.16(b)(ii) of the BHAC Disclosure Schedules or any other individuals designated by BHAC in replacement of such designees prior to the Closing, who shall be reasonably acceptable to the Company, and (iii) two (2) directors who are independent in accordance with the Applicable Exchange and SEC guidelines and mutually designated by the Company and BHAC prior to the Closing.
(c) The Officers immediately after the Company Merger Effective Time shall be the individuals identified on Section 5.16(c) of the Company Disclosure Schedules, with each such individual holding the title set forth opposite his or her name.

Section 5.17 PCAOB Financials.
(a) As promptly as reasonably practicable after the date of this Agreement and in no event later than April 15, 2024, the Company shall deliver to BHAC the information set forth in the clauses (a) and (b) in the definition of “Required Company Financial Statements.” As promptly as reasonably practicable after the end of each fiscal period of the Group Companies, the Company shall deliver to BHAC the information set forth in clause (c) in the definition of “Required Company Financial Statements.” All information delivered pursuant to this Section 5.17(a) shall comply with the requirements set forth in clauses (i)-(vi) of Section 3.4(b), as applicable.
(b) The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any member of such Group Company, BHAC and NewCo in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by BHAC and NewCo with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.
Section 5.18 NewCo Equity Incentive Plan. Prior to the effectiveness of the Registration Statement / Proxy Statement, the NewCo Board shall approve and adopt an equity incentive plan, in a form to be mutually agreed upon between the Company and BHAC, with any changes or modifications thereto as the Company and BHAC may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by any of the Company or BHAC, as applicable) (the “NewCo Equity Incentive Plan”), in the manner prescribed under applicable Laws, effective as of one (1) day prior to the Closing Date. The NewCo Equity Incentive Plan shall have an initial share reserve equal to 7% of the aggregate number of NewCo Class A Shares outstanding immediately following the Closing, on a fully diluted basis (calculated after giving effect to the transactions hereunder).
Section 5.19 Treatment of Existing Indebtedness. The Company shall have the option to elect to repay or refinance the Existing Indebtedness (only with replacement non-convertible, debt financing obtained in accordance with the terms of this Agreement), in each case, which election shall be made only after prior good faith consultation with BHAC. To the extent the Company determines, after prior good faith consultation with BHAC, to obtain any refinancing pursuant to the foregoing sentence, the Company shall, and shall cause its Subsidiaries to, use its reasonable best efforts to do all things necessary or appropriate to arrange for and obtain such refinancing, including using reasonable best efforts to (a) negotiate, syndicate and enter into definitive agreements with respect to such refinancing, (b) satisfy on a timely basis all terms, conditions and covenants that may be required in connection with such refinancing, and (c) otherwise consummate and cause such refinancing to be funded at or prior the Closing; provided that (x) the Company shall reasonably consult with BHAC in respect of the foregoing and consider in good faith any comments provided by BHAC in respect thereof, and (y) BHAC and its Representatives shall reasonably cooperate in connection therewith. In connection with any Indebtedness to be repaid at or in connection with the Closing, the Company will use reasonable best efforts to timely deliver such notices, documents and instruments, including customary payoff letters, lien release documents and conditional redemption notices (in each case, in consultation with and in form reasonably acceptable to BHAC) in advance of the Closing to the extent required in connection with any such repayment. In addition, with respect to any Existing Indebtedness which will remain in effect following the Closing, the Group Companies shall use reasonable best efforts to obtain any (i) amendments to such Existing Indebtedness necessary or advisable in connection with the consummation of the New Rise Acquisitions and the transactions contemplated hereunder, including to revise the definition of “permitted holders” or similar terms thereunder, in each case in form and substance reasonably acceptable to, and in consultation with, BHAC and (ii) any consents under such Existing Indebtedness to the extent necessary in connection with the transactions contemplated hereby or the New Rise Acquisitions.
Section 5.20 Further Assurances. Each party agrees that, from time to time after the Closing Date, upon the reasonable request of any other party, it will execute and deliver or cause its respective Affiliates to execute and deliver such further instruments, and take (or cause their respective Affiliates to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement and to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the transactions contemplated by this Agreement.

Section 5.21 Financing.
(a) During the Interim Period, BHAC may seek to obtain debt or equity financing commitments from third-party investors (the “Financing Investors”) by entering into subscription agreements, purchase agreements, commitment letters or other similar agreements in form and substance and with terms reasonably satisfactory to the Company (provided that without limiting other forms of financing, equity financing which is issued at no less than $10 per share shall be considered reasonably satisfactory) (collectively, the “Financing Agreements”), pursuant to which the Financing Investors may commit to make an investment in or provide debt financing to NewCo or one of its Subsidiaries (including the Group Companies) by way of subscribing for equity securities, debt securities or other equity-linked or convertible securities of NewCo or one of its Subsidiaries or providing debt financing to NewCo or one of its Subsidiaries (collectively, a “Financing”). For the avoidance of doubt, the obligations of the Parties to consummate the Closing shall not be conditioned upon the consummation of a specific minimum amount of Financing. In connection with any Financing, BHAC may in its sole discretion (and shall not be required to), at the Closing (to the extent consented to by the Sponsor pursuant to the Sponsor Letter Agreement), in addition to any securities subscribed for in such Financing, issue (a) an aggregate number of NewCo Class A Shares (such total amount so issued as of Closing, the “Financing Incentive Shares”) and (b) an aggregate number of NewCo Warrants (such total amount so issued as of Closing, the “Financing Incentive Warrants”), and such issuance of Financing Incentive Shares and/or Financing Incentive Warrants in connection with any Financing shall be deemed reasonably acceptable to the Company; provided that the Sponsor forfeits the same number of BHAC Class A Shares and/or BHAC Warrants equal to the number of Financing Incentive Shares and Financing Incentive Warrants, respectively, in accordance with the Sponsor Letter Agreement (in the alternative, the Sponsor may agree to transfer such number of NewCo Class A Shares and/or NewCo Warrants in connection with a Financing or a Non-Redemption Agreement); provided further that nothing set forth herein shall require NewCo to issue or transfer Financing Incentive Shares or Financing Incentive Warrants or the Sponsor to forfeit or transfer any of its equity (whether in BHAC or NewCo).
(b) Prior to the Closing, the Company shall use its reasonable best efforts to provide to BHAC and NewCo, and shall cause each of the Group Companies to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its representatives to provide, all cooperation reasonably requested by BHAC that is customary in connection with completing any Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of any Group Company), which reasonable best efforts shall include, among other things, the applicable Group Company (i) furnishing, reasonably promptly following receipt of a request therefore, information regarding the Group Companies (including information to be used in the preparation of one (1) or more information packages regarding the business, operations, financial projections and prospects of the Group Companies) customary for such financing activities, to the extent reasonably available and subject to disclosure limitation for a public company, (ii)causing the applicable Group Company’s senior management and other representatives with appropriate seniority and expertise to participate in a reasonable number of meetings, presentations, due diligence sessions and drafting sessions, (iii)taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by BHAC or any financing sources to permit the consummation of such financing activities (including entry into any Financing Agreements), and (iv) cooperating with requests for due diligence to the extent customary and reasonable.
Section 5.22 SAF Production.
(a) The Parties acknowledge that as of the date of this Agreement, the Company intends to amend and restate the Key Agreement in connection with the development, construction and commencement of the SAF Production from the SAF Facility. During the Interim Period, (i) the Company shall keep BHAC and NewCo updated as to the discussions with the Key Supplier to amend and restate the Key Agreement in order to receive the SAF Production from the SAF Facility, and (ii) the Company shall take all commercially reasonable steps to execute an amended and restated supply and offtake agreement with the Key Supplier that is otherwise on substantially the same or more favorable terms and conditions (including with regards to volumes and price) as the Key Agreement, in form and substance reasonably acceptable to BHAC (or another agreement for both supply of feedstock and offtake with a party and on terms and conditions reasonably acceptable to BHAC, the “Amended Key Agreement”), which shall include, among other things, (A) consent from the Key Supplier or such alternate supplier with respect to the Business Combination, including with respect to the Key Supplier a written confirmation that the Business Combination does not result in a “Facility Sale” pursuant to the Key Agreement and waiver of any rights resulting from a “Facility Sale” thereunder, and (B) with respect to the Key Supplier, a waiver of most favored nation or similar rights of the Key Supplier with respect to the SAF Production.
(b) The Amended Key Agreement shall, to the satisfaction of BHAC, provide for (i) the manner in which the parties to such agreement will monetize (and bear expenses related to such monetization) all available federal income tax credits associated with the SAF Production or otherwise available with respect to the activities being carried out pursuant to the Amended Key Agreement, (ii) the manner in which the parties will share the proceeds of federal income tax credit monetization, irrespective of which party carries out the monetization, and (iii) provisions to ensure compliance with PWA Requirements for all periods in which there are available federal income tax credits to ensure the parties can obtain the maximum value of the federal income tax credits.
(c) In connection with the construction of the SAF Facility, the Company shall (i) take commercially reasonable steps to execute necessary project documents, including any engineering, procurement, and construction contracts, or similar written agreements for the construction of the SAF Facility (ii) keep BHAC and NewCo updated as to the discussions to execute such project documents, and (iii) ensure that such executed project documents incorporate appropriate provisions that comply with PWA Requirements, and any other requirements governing the Section 45Z Credit (or any other successor or similar provision providing a SAF federal income tax incentive) for sustainable aviation fuel production.
(d) Upon the consummation of the New Rise Acquisitions, the Company shall carry out all activities required in order to ensure that the SAF Production commences at the New Rise Facilities and shall maintain and operate the New Rise Facilities in accordance with good industry practice and consistent with past operations of the New Rise Facilities.
Section 5.23 Registration Rights Agreement. Promptly following the date of this Agreement, BHAC and the Company will negotiate in good faith to agree on the form of the Registration Rights Agreement to be entered into at the Closing by and among NewCo, the Sponsor and the Core Company Equityholders.
Section 5.24 Employment Agreements and Certain IP Assignments. Promptly following the date of this Agreement, the Company will use commercially reasonable efforts to enter into employment agreements with each member of senior management to become effective as of the Closing Date, in each case, in form and substance reasonably acceptable to BHAC. Prior to the Closing, the Company will deliver, in form and substance reasonably acceptable to BHAC, confidentiality and intellectual property ownership agreements duly executed by each Group Company employee with respect to confidentiality and assignment of certain intellectual property (including assignments pursuant to which all intellectual property conceived, developed, discovered or otherwise created or reduced to practice by such Person within the scope of such Person’s employment or other engagement with the Group Companies has been assigned (via a present grant of assignment) to the Group Companies).
Section 5.25 Company Service Level Insurance Coverage. During the Interim Period, the Company shall obtain and purchase insurance policies with a nationally recognized insurer who has a Best Insurance Reports rating of “A-” or better and an financial size category of “IX” with respect to commercial insurance coverage, including commercial property insurance, business interruption insurance, performance insurance, commercial general liability insurance, cyber insurance, excess umbrella liability insurance, auto liability insurance, cyber insurance, sabotage and terrorism insurance, and director and officer insurance (“Company Service Level Insurance Coverage”), in each case, on terms (including with respect to scope of coverage and amounts) reasonably satisfactory to BHAC. All costs and expenses related to the purchase of the Company Service Level Insurance Coverage shall be paid by the Company. Following the Closing, NewCo shall, and shall cause the Company to, maintain in effect the Company Service Level Insurance Coverage.
Section 5.26 Certain Related Party Contracts. Prior to or at Closing, the Company shall deliver to BHAC, in form and substance reasonably acceptable to BHAC, evidence of the termination of all Contracts with respect to Company Related Party Transactions, other than those Company Related Party Transactions set forth on Section 5.26 of the Company Disclosure Schedules.

ARTICLE 6
TAX MATTERS
Section 6.1 Certain Tax Matters.
(a) Neither the holders of BHAC Securities nor the holders of Company Shares shall have any obligation or Liability with respect to any Excise Tax imposed on the Company, BHAC or NewCo as a result of the BHAC Shareholder Redemption or the Business Combination, and neither the holders of BHAC Securities nor the holders of Company Shares shall be required to indemnify any Person for the payment of such Excise Tax. Following the Closing, the Company or NewCo (as applicable) shall be responsible for the prompt payment of any Excise Tax if and when due.
(b) Following the Closing, NewCo shall pay (or shall cause its Subsidiaries to pay) all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”) and file all necessary Tax Returns with respect to all Transfer Taxes, and if required by applicable Law, the Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other document. Notwithstanding any other provision of this Agreement, the Parties shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes, which shall constitute “Company Expenses” hereunder.
(c) The Parties agree and intend that, to the greatest extent permitted by Law, for U.S. federal (and applicable state and local) income tax purposes, the transactions contemplated by this Agreement are intended to be treated consistently with the Intended Tax Treatment. Provided the transactions contemplated by this Agreement satisfy the requirements applicable to the Intended Tax Treatment, the Parties will prepare and file all Tax Returns consistent with the Intended Tax Treatment and will not take any inconsistent position on any Tax Return; provided however, that no Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise or settle any Tax audit, claim or similar proceedings in connection with the Intended Tax Treatment. Notwithstanding the foregoing or anything herein to the contrary, none of the Parties makes any representation, warranty or covenant to any other Party (except to the extent expressly provided in Section 3.16(l) and Section 4.16(h)) or holder of BHAC Securities or Company Shares regarding the tax treatment of the transactions contemplated by this Agreement.
(d) The Parties shall execute and deliver (i) officer’s certificates, in customary form, in a timely manner upon request by the other Party and (ii) any other representations reasonably requested by counsel to BHAC or counsel to the Company, as applicable, for purposes of rendering opinions regarding the Intended Tax Treatment and other tax matters in connection with the transactions contemplated by this Agreement, at such time or times as may be requested by counsel to BHAC or counsel to the Company, including in connection with the Closing and any filing with the SEC. In the event the SEC requests or requires a tax opinion on the Intended SPAC Tax Treatment, BHAC shall use reasonable best efforts to cause Kirkland & Ellis LLP (“K&E”) to deliver such opinion, and in the event the SEC requests or requires a tax opinion on the Intended Company Tax Treatment, the Company shall use reasonable best efforts to cause Stradley Ronon Stevens & Young, LLP (“Stradley”) (or, if Stradley is unable to do so, to cause another law firm of national recognition) to deliver such opinion, each such opinion being subject to the assumptions, qualifications, and reasoning as determined by the counsel delivering such opinion, and each party shall use reasonable best efforts to execute and deliver customary Tax representation letters as the applicable Tax advisor may reasonably request in form and substance reasonably satisfactory to such advisor and reasonably cooperate in the mutual exchange of information relevant to the delivery of such opinions and representation letters. Notwithstanding anything to the contrary in this Agreement, (x) K&E shall not be required to provide, nor shall BHAC be required to seek, any opinion to any party regarding the Intended Company Tax Treatment, and (v) Stradley shall not be required to provide, nor shall the Company be required to seek, any opinion to any party regarding the Intended SPAC Tax Treatment.

ARTICLE 7
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT
Section 7.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:
(a) the applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated;
(b) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect;
(c) the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;
(d) the Required BHAC Shareholder Approval shall have been obtained;
(e) NewCo’s initial listing application with the Applicable Exchange in connection with the transactions contemplated by this Agreement shall have been approved and, immediately following the NewCo Merger Effective Time, NewCo shall satisfy any applicable initial and continuing listing requirements of the Applicable Exchange, and NewCo shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the NewCo Merger Effective Time, and the NewCo Class A Shares to be issued pursuant to the NewCo Merger shall have been approved for listing on the Applicable Exchange; and
(f) the NewCo Board shall consist of the number of directors, and be comprised of the individuals and classes, determined pursuant to Section 5.16(a) and Section 5.16(b).
Section 7.2 Other Conditions to the Obligations of BHAC Parties. The obligations of the BHAC Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by BHAC of the following further conditions:
(a) (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.8(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.8(a) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); provided however that, this clause (ii) shall be deemed to be satisfied if no Company Material Adverse Effect is continuing, and (iii) the representations and warranties of the Company set forth in Article 3 (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;
(b) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;
(c) the Company Equityholder Written Consent shall have been obtained;

(d) the Company shall have consummated the New Rise Acquisitions in accordance with their respective terms and without any violation of this Agreement;
(e) the right set forth on Section 7.2(e) of the Company Disclosure Schedules shall not have been exercised and shall have been permanently waived in form and substance reasonably acceptable to BHAC;
(f) since the date of this Agreement, no Company Material Adverse Effect shall have occurred; and
(g) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to BHAC the following documents:
(i) a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(e) (solely to the extent such conditions relate to any Group Company) are satisfied, in a form and substance reasonably satisfactory to BHAC;
(ii) a copy of the Amended Key Agreement, in a form and substance reasonably satisfactory to BHAC; and
(iii) evidence of the purchase of the Company Service Level Insurance Coverage in a form and substance reasonably satisfactory to BHAC.
Section 7.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:
(a) (i) the BHAC Fundamental Representations shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), and (ii) the representations and warranties of BHAC (other than the BHAC Fundamental Representations) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “BHAC Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a BHAC Material Adverse Effect;
(b) BHAC shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;
(c) at or prior to the Closing, BHAC shall have delivered, or caused to be delivered, a certificate duly executed by an authorized officer of BHAC, dated as of the Closing Date, to the effect that the conditions specified in Section 7.3(a) and Section 7.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company.
Section 7.4 Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2. BHAC may not rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was proximately caused by BHAC’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2.
ARTICLE 8
TERMINATION
Section 8.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:
(a) by mutual written consent of BHAC and the Company;
(b) by BHAC, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 7.2(a) or Section 7.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by BHAC, and (ii) the Termination Date; provided however, that no BHAC Party is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 7.3(a) or Section 7.3(b) from being satisfied;
(c) by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any BHAC Party has failed to perform any covenant or agreement on the part of such BHAC Party, as applicable, set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 7.3(a) or Section 7.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to BHAC by the Company and (ii) the Termination Date; provided however, that the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 7.2(a) or Section 7.2(b) from being satisfied;
(d) by either BHAC or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to September 11, 2024 (the “Termination Date”); provided that (i) if the SEC has not declared the Registration Statement / Proxy Statement effective on or prior to September 11, 2024, the Termination Date shall be automatically extended to November 11, 2024; (ii) the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to BHAC if any BHAC Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (iii) the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;
(e) by either BHAC or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;
(f) by either BHAC or the Company if the BHAC Shareholders Meeting has been held (including any adjournment thereof), has concluded, BHAC’s shareholders have duly voted on a proposal with respect to the Required BHAC Shareholder Approval and the Required BHAC Shareholder Approval was not obtained;
(g) by BHAC, (i) if the right set forth on Section 7.2(e) of the Company Disclosure Schedules is exercised or proposed to be exercised or (ii) if the condition set forth in Section 7.2(g)(ii) is not satisfied on or prior to July 31, 2024; or
(h) by BHAC, if the Company does not deliver, or cause to be delivered, to BHAC the Company Equityholder Written Consent in accordance with Section 5.12 on or prior to the Company Equityholder Written Consent Deadline.
Section 8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of (a) Section 5.3(a), this Section 8.2, Article 9 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 8.1 shall not affect any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud.
ARTICLE 9
MISCELLANEOUS
Section 9.1 Non-Survival. Other than those representations, warranties and covenants set forth in Section 2.1, Section 2.5, Section 3.26, Section 3.27, Section 4.17 and Section 4.18, each of which shall survive following the Company Merger Effective Time, or as otherwise provided in the last sentence of this Section 9.1, and except in the case of any claim, action or liability against a party in respect of such party’s Fraud, each of the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Company Merger Effective Time) of the Parties set forth in this Agreement shall terminate at the Company Merger Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Company Merger Effective Time against any Party, any Company Non-Party Affiliate or any BHAC Non-Party Affiliate. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Company Merger Effective Time shall so survive the Company Merger Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Document that, by its terms, expressly contemplates performance after the Company Merger Effective Time shall so survive the Company Merger Effective Time in accordance with its terms and any other provision in any Ancillary Document that expressly survives the Company Merger Effective Time shall so survive the Company Merger Effective Time in accordance with the terms of such Ancillary Document.
Section 9.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the Parties. Any attempted assignment of this Agreement not in accordance with the terms of this Section 9.2 shall be void.
Section 9.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by the Parties. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 9.3 shall be void, ab initio; provided that the Company shall not agree to any amendment, modification or waiver of any provision of this Agreement that would reasonably be expected to materially and adversely affect the benefits that the Company would reasonably expect to receive under this Agreement and the other transactions contemplated hereby without having received the prior written consent of the Company (it being understood that (a) any amendment or modification to the definition of Company Expenses or Unpaid Company Expenses or (b) any amendment or modification to the provisions hereof to which the Company is a third-party beneficiary pursuant to Section 9.9 shall be deemed to have such a material and adverse effect).
Section 9.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)	If to the Company, to:

XCF Global Capital, Inc.
160 Spear Street
San Francisco, CA 94105
	Attention:	Mihir Dange

	E-mail:	[***]

with a copy (which shall not constitute notice) to:

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103
	Attention:	Thomas Hanley
Christopher Connell
	E-mail:	[***]

(b)	If to any BHAC Party, to:

Focus Impact BH3 Acquisition Company
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105
	Attention:	Carl Stanton, CEO
	Email:	[***]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
300 North LaSalle
Chicago, IL 60654
	Attention:	Lauren M. Colasacco, P.C.
Peter Seligson, P.C.
	E-mail:	[***]

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
Section 9.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.
Section 9.6 Fees and Expenses; Expense Reimbursement.
(a) Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and BHAC shall pay, or cause to be paid, all BHAC Expenses (other than Reimbursable BHAC Expenses, which shall be paid by, and the responsibility of, the Company) and (b) if the Closing occurs, then the Company shall pay or reimburse, or cause to be paid or reimbursed, all Unpaid Company Expenses and all BHAC Expenses (including paying off any BHAC Working Capital Loans) to the extent not already paid or reimbursed pursuant to Section 9.6(b).
(b) Notwithstanding anything to the contrary set forth in this Agreement, during the Interim Period, in the event that any Reimbursable BHAC Expense becomes due and payable by BHAC, including those Reimbursable BHAC Expenses set forth on Section 9.6(b) of the BHAC Disclosure Schedules, the Company shall pay such Reimbursable BHAC Expense directly on behalf of BHAC, by wire transfer of immediately available funds, within five (5) Business Days after the Company receives a written statement from BHAC setting forth the amount of such Reimbursable BHAC Expense, along with reasonable supporting documentation thereof. For the avoidance of doubt, any Reimbursable BHAC Expenses which are outstanding or which will become due and payable as of a termination of this Agreement (even if due following such termination) shall be paid by the Company.
Section 9.7 Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or

“including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to BHAC, any documents or other materials posted to the electronic data room located at https://www.dfsvenue.com/ui/auth/login under the project name “Project XCF Global” as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement); and (n) all references to BHAC in relation to any time following the NewCo Merger shall be deemed to be referenced to NewCo. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.
Section 9.8 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the BHAC Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the BHAC Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the BHAC Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.
Section 9.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.13, Section 5.15 and the three subsequent sentences of this Section 9.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 9.2, Section 9.3, Section 9.14 and this Section 9.9 (to the extent related to the foregoing). Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 9.13 and this Section 9.9 (to the extent related to the foregoing).
Section 9.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
Section 9.11 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 9.12 Knowledge of Company; Knowledge of BHAC. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 9.12(a) of the Company Disclosure Schedules, assuming reasonable inquiry and investigation of his or her direct reports. For all purposes of this Agreement, the phrase “to BHAC’s knowledge” and “known by BHAC” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 9.12(b) of the BHAC Disclosure Schedules, assuming reasonable inquiry and investigation of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 9.12(a) of the Company Disclosure Schedules or Section 9.12(b) of the BHAC Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.
Section 9.13 No Recourse. Except for claims pursuant to any Ancillary Document by any party thereto against any Company Non-Party Affiliate or any BHAC Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, and except in the case of Fraud, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the BHAC Non-Party Affiliates, in the case of BHAC, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, any Group Company, any BHAC Party or any Non-Party Affiliate concerning the Company, any Group Company, any BHAC Party, this Agreement or the transactions contemplated hereby.
Section 9.14 Extension; Waiver. The Company may (a) extend the time for the performance of any of the obligations or other acts of BHAC set forth herein, (b) waive any inaccuracies in the representations and warranties of BHAC set forth herein or (c) waive compliance by BHAC with any of the agreements or conditions set forth herein. BHAC may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.
Section 9.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.15.

Section 9.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 9.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 9.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.
Section 9.17 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.
Section 9.18 Trust Account Waiver. Reference is made to the final prospectus of BHAC with respect to its initial public offering, filed with the SEC. The Company acknowledges and agrees and understands that BHAC has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering and from certain private placements occurring simultaneously with the initial public offering (including interest accrued from time to time thereon) for the benefit of BHAC’s public shareholders (the “Public Shareholders”), and BHAC may disburse monies from the Trust Account only in the express circumstances described in its Governing Documents and the Trust Agreement. For and in consideration of BHAC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company nor any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between BHAC or any of its Representatives, on the one hand, and, the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with BHAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with BHAC or its Affiliates); provided however, that nothing in this Section 9.18 shall prohibit the Company from seeking specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.
* * * * *

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the date first above written.

FOCUS IMPACT BH3 ACQUISITION COMPANY

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

FOCUS IMPACT BH3 NEWCO, INC.

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

FOCUS IMPACT BH3 MERGER SUB 1, LLC

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

FOCUS IMPACT BH3 MERGER SUB 2, INC.

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

XCF GLOBAL CAPITAL, INC.

By:	/s/ Mihir Dange
Name:	Mihir Dange
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

Annex B
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
FOCUS IMPACT BH3 NEWCO, INC.
[•], 2024
Focus Impact BH3 NewCo, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:
  1. The name of the Corporation is “Focus Impact BH3 NewCo, Inc.” The Corporation filed its original certificate of incorporation with the Secretary of State of the State of Delaware on March 6, 2024 (the “Original Certificate”).
  2. This Amended and Restated Certificate of Incorporation (this “Amended and Restated Certificate”), which both restates and amends the provisions of the Original Certificate, was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).
  5. This Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of the State of Delaware.
  6. The text of the Original Certificate is hereby restated and amended in its entirety to read as follows:
Article I
NAME
The name of the corporation is [•] (the “Corporation”).
Article II
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.
Article III
REGISTERED AGENT
The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, County of New Castle, Delaware 19809, and the name of the Corporation’s registered agent at such address is Corporate Service Company.
Article IV
CAPITALIZATION
Section 4.1   Authorized Capital Stock. The total number of shares of all classes of capital stock which the Corporation is authorized to issue is [•] shares, each with a par value $0.0001 per share, consisting of (a) [•] shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), and (b) [•] shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, the number of authorized shares of any class of the Common Stock or the Preferred Stock may be increased or decreased, in each case by the affirmative vote of the holders of a majority of the total voting power of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of any class of the Common Stock or the Preferred Stock voting separately as a class will be required therefor.
Section 4.2   Existing Common Stock. Upon this Amended and Restated Certificate becoming effective pursuant to the DGCL, each share of the Corporation’s common stock, par value $0.0001 per share, issued and outstanding or held in treasury shall automatically and without any action on the part of the holder thereof become one share of Common Stock under this Amended and Restated Certificate.

Section 4.3   Preferred Stock. The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions. Except as required by the DGCL, any Preferred Stock Designation or this Amended and Restated Certificate, a series of Preferred Stock may be authorized, and the terms of any series of Preferred Stock may be amended, without the consent, approval or other action of the holders of the shares of Common Stock, of any other series of Preferred Stock or of any other class of capital stock of the Corporation.
Section 4.4   Common Stock.
    (a)   Voting.
        (i)   Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the shares of Common Stock shall exclusively possess all voting power with respect to the Corporation.
        (ii)   Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation on which the holders of the shares of Common Stock are entitled to vote. The holders of the shares of Common Stock shall vote together as a single class on all matters on which the holders of the shares of Common Stock are entitled to vote.
        (iii)   Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, the holders of the shares of Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders of the Corporation. Notwithstanding the foregoing, except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the shares of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.
    (b)   Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of the shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.
    (c)   Liquidation Dissolution or Winding Up of the Corporation. Subject to applicable law, and the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.
Section 4.5   Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to purchase shares of any class or series of the Corporation’s capital stock or other securities of the Corporation, and such rights, warrants and options shall be evidenced by instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock subject thereto may not be less than the par value thereof.

Article V
BOARD OF DIRECTORS
Section 5.1   Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Amended and Restated Certificate or the Bylaws of the Corporation (“Bylaws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Amended and Restated Certificate, and any Bylaws adopted by the stockholders of the Corporation; provided, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.
Section 5.2   Number, Election and Term.
    (a)   The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board.
    (b)   Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate, the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate, each of the successors elected to replace the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation, retirement, disqualification or removal. Subject to Section 5.5 hereof, if the number of directors that constitutes the Board is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors constituting the Board shorten the term of any incumbent director. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. The Board is hereby expressly authorized, by resolution or resolutions thereof, to assign members of the Board already in office to the aforesaid classes at the time this Amended and Restated Certificate (and therefore such classification) becomes effective in accordance with the DGCL.
    (c)   Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
    (d)   Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot. There shall be no cumulative voting in the election of directors.
Section 5.3   Newly Created Directorships and Vacancies. Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.4   Removal. Subject to Section 5.5 hereof, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of 66-2/3% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
Section 5.5   Preferred Stock - Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Amended and Restated Certificate (including any Preferred Stock Designation), and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.
Article VI
BYLAWS
In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws by the affirmative vote of a majority of the total number of directors present at a regular or special meeting of the Board at which there is a quorum or by unanimous written consent. The Bylaws also may be adopted, amended, altered or repealed by the stockholders of the Corporation; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least 66-2/3% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders of the Corporation to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.
Article VII
SPECIAL MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT
Section 7.1   Special Meetings. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairperson of the Board, the Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders of the Corporation to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders of the Corporation may not be called by another person or persons.
Section 7.2   Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.
Section 7.3   Action by Written Consent. Except as may be otherwise provided for or fixed pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders of the Corporation.
Article VIII
LIMITED LIABILITY; INDEMNIFICATION
Section 8.1   Limitation of Director and Officer Liability. To the fullest extent that the DGCL or any other law of the State of Delaware (as any such law exists on the date hereof or as it may hereafter be amended) permits the limitation or elimination of the liability of directors or officers, no current or former director or officer of the Corporation shall be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If, after this Amended and Restated Certificate is filed with the Secretary of State of the State of Delaware, the DGCL or any such other law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a current or former director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL or such other law, as so amended. No amendment to, or modification or repeal of, this Article VIII shall adversely affect any right or protection of, or increase the liability of, any current or former director or officer of the Corporation existing hereunder with respect to any state of facts existing or any act or omission occurring, or any cause of action, suit or claim that, but for this Article VIII, would accrue or arise, prior to such amendment, modification or repeal. For purposes of this Article VIII, references to “director” shall include any person who has served as a director of Focus Impact BH3 Acquisition Company, a Delaware corporation.
Section 8.2   Indemnification and Advancement of Expenses.
    (a)   To the fullest extent permitted by the DGCL or any other applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify, defend and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.
    (b)   The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Amended and Restated Certificate, the Bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.
    (c)   Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
    (d)   This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.
Article IX
AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
The Corporation reserves the right, at any time and from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article IX. Notwithstanding the foregoing, the provisions set forth in Section 4.4 of Article IV and Articles V, VI, VII, VIII, this Article IX, Article X and Article XI (and any defined terms referenced therein and herein) may not be repealed or amended in any respect, and no other provision may be adopted, amended or repealed which would have the effect of modifying or permitting the circumvention of the provisions set forth therein, unless such action is approved by the affirmative vote of the holders of not less than 66-2/3% of the total voting power of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class.
Article X
EXCLUSIVE FORUM FOR CERTAIN LAWSUITS
Section 10.1   Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Amended and Restated Certificate or the Bylaws, (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine or (v) any action to interpret, apply, enforce or determine the validity of this Amended and Restated Certificate, except for, as to each of (i) through (v) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the rules and regulations thereunder. This Article X shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder or any other claim for which the federal courts have exclusive jurisdiction.
Section 10.2   Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 10.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 10.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Section 10.2   Notice. To the fullest extent permitted by applicable law, any person holding, owning or otherwise acquiring any interest in shares of capital stock or other security of the Corporation shall be deemed to have notice of and consented to all of the provisions of this Amended and Restated Certificate.
Article XI
COMPETITION AND CORPORATE OPPORTUNITIES
Section 11.1   Definitions. For purposes of this Article XI:
    (a)   “Affiliate” shall mean, with respect to any Person, any other Person that controls, is controlled by or is under common control with such Person;
    (b)   “Affiliated Entity” shall mean (i) any Person (other than the Corporation and any Person that is controlled by the Corporation) of which a Non-Employee Director serves as a director, manager, officer, employee, agent or other representative, (ii) any direct or indirect partner, stockholder, member, manager or other representative of such Person or (iii) any Person that controls, is controlled by or is under common control with any of the foregoing, including any investment fund or vehicle under common management with any of the foregoing;
    (c)   “Identified Person” shall mean any Non-Employee Director or any of his or her Affiliates or Affiliated Entities;
    (d)   “Non-Employee Director” shall mean any director who is not an employee of the Corporation; and

    (e)   “Person” shall mean shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.
Section 11.2   Non-Employee Directors. In recognition and anticipation that Non-Employee Directors and their respective Affiliates and Affiliated Entities may now or in the future engage (whether by investment, by providing services as a director or advisor or in any other capacity, or otherwise) in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage, or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article XI are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its stockholders, directors and officers in connection therewith.
Section 11.3   No Duty to Refrain, Communicate or Offer. To the fullest extent permitted by law, no Identified Person shall have any duty to refrain from directly or indirectly (a) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates has historically engaged, now engages or proposes to engage at any time or (b) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by applicable law, no Identified Person shall be liable to the Corporation or any of its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by applicable law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any transaction or business opportunity which may be a corporate opportunity for an Identified Person and for the Corporation or any of its Affiliates, except as provided in Section 11.4 of this Article XI. Subject to Section 11.4 of this Article XI, in the event that any Identified Person acquires knowledge of a potential transaction or business opportunity which may be a corporate opportunity for itself, herself or himself and for the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by applicable law, have no duty to communicate or offer such transaction or business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation or any of its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person.
Section 11.4   Business Opportunities. In addition to and notwithstanding the foregoing provisions of this Article XI, a transaction or business opportunity shall not be deemed to be a corporate opportunity for the Corporation if it is a transaction or business opportunity (a) that the Corporation is not financially or legally able or contractually permitted to undertake, (b) that, by its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (c) in which the Corporation has no interest or reasonable expectancy.
Section 11.5   Amendments. Any amendment, repeal or modification of this Article XI, or adoption, amendment or modification of any other provision of this Amended and Restated Certificate (or of any Preferred Stock Designation) that is inconsistent with this Article XI, shall not eliminate or reduce the effect of this Article XI with respect to any transaction or business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article XI, would accrue or arise, prior to such amendment, repeal, modification or adoption. This Article XI shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Amended and Restated Certificate, the Bylaws or any other agreement or instrument by the Corporation or any of its subsidiaries providing for indemnification or advancement of expenses to such director or officer, or applicable law.
Article XII
Miscellaneous
Section 12.1   Severability. If any provision or provisions (or any part thereof) of this Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Amended and Restated Certificate (including, without limitation, each portion of any paragraph of this Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby, and (ii) the provisions of this Amended and Restated Certificate

(including, without limitation, each portion of any paragraph of this Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.
Section 12.2   Facts Ascertainable. When the terms of this Amended and Restated Certificate refer to a specific agreement or other document or a decision by any body, person or entity to determine the meaning or operation of a provision hereof, the secretary of the Corporation shall maintain a copy of such agreement, document or decision at the principal executive offices of the Corporation and a copy thereof shall be provided free of charge to any stockholder of the Corporation who makes a request therefor.
IN WITNESS WHEREOF, Focus Impact BH3 NewCo, Inc. has caused this Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

Focus Impact BH3 NewCo, Inc.

By:	/s/ [•]
Name:	[•]
Title:	Chief Executive Officer

Annex C
AMENDED AND RESTATED BYLAWS
OF
FOCUS IMPACT BH3 NEWCO, INC.
(THE “CORPORATION”)
Article I
OFFICES
Section 1.1 Registered Office. The registered office of the Corporation within the State of Delaware shall be located at either (a) the principal place of business of the Corporation in the State of Delaware or (b) the office of the corporation or individual acting as the Corporation’s registered agent in Delaware.
Section 1.2 Additional Offices. The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.
Article II
STOCKHOLDERS MEETINGS
Section 2.1 Annual Meetings. The annual meeting of stockholders shall be held at such place, either within or without the State of Delaware, and at such time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting.
Section 2.2 Special Meetings. Subject to the rights of the holders of any outstanding series of the preferred stock of the Corporation (“Preferred Stock”), and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the chairperson of the Board (the “Chairperson of the Board”), by the Chief Executive Officer, or by the Board pursuant to a resolution adopted by a majority of the Board. Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and at such time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting; provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).
Section 2.3 Notices. Notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Corporation not less than 10 nor more than 60 days before the date of the meeting, unless otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”). If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any special meeting of stockholders as to which notice has been given may be cancelled, by the Board upon public announcement (as defined in Section 2.7(c)) given before the date previously scheduled for such meeting.
Section 2.4 Quorum. Except as otherwise provided by applicable law, the Corporation’s Amended and Restated Certificate of Incorporation, as the same may be further amended or restated from time to time (the “Certificate of Incorporation”), or these Amended and Restated Bylaws, as the same may be further amended or restated from time to time (these “Bylaws”), the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing not less than thirty-three and a third percent (33 1/3%) of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing not less than thirty-three and a third percent (33 1/3%) of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chairperson of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.
Section 2.5 Voting of Shares.
(a) Voting Lists. The officer who has charge of the stock ledger of the Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting and showing the address and the number and class of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting; or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If a meeting of stockholders is to be held solely by means of remote communication as permitted by Section 9.5(a), the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.
(b) Manner of Voting. At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3), provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chairperson of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.
(c) Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies need not be filed with the Secretary of the Corporation until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority.
 (i) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile or electronic signature.
 (ii) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission; provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.
(d) Required Vote. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting, in which such matter is being voted upon at which a quorum is present, and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the holders of common stock present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter. For purposes of this Section 2.5(d), a majority of the votes cast shall mean that the number of shares voted “for” a matter exceeds the number of votes cast “against” such matter.
(e) Inspectors of Election. The Board may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chairperson of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.
Section 2.6 Adjournments. Any meeting of stockholders, annual or special, may be adjourned by the chairperson of the meeting (including due to a technical failure to convene or continue the meeting by remote communication), from time to time, whether or not there is a quorum, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.
Section 2.7 Advance Notice for Business.
(a) Annual Meetings of Stockholders. No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice provided for in this Section 2.7(a) and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in this Section 2.7(a). Notwithstanding anything in this Section 2.7(a) to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to Section 3.2 will be considered for election at such meeting.
 (i) In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation, or such other person as the Corporation may designate, and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.7(a)(iii), a stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 120th day nor earlier than the close of business on the 150th day before the first anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the close of business on the 150th day before the meeting and not later than the later of (x) the close of business on the 120th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 2.7(a).
 (ii) To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these Bylaws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of any capital stock of the Corporation that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all agreements, arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, any of their respective affiliates or associates and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business, (F) a representation that such stockholder is a holder of record of the shares of capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the annual meeting to bring such business before the meeting, (G) a description of all agreements, arrangements or understandings (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that have been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, whether or not such instrument or right shall be subject to settlement in underlying shares of stock, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, if any, with respect to securities of the Corporation, (H) a representation as to whether such stockholder or the beneficial owner, if any, on whose behalf the proposal is made has complied with all state and other legal requirements in connection with the stockholder’s and/or beneficial owner’s acquisition of shares of capital stock or other securities of the Corporation and/or the stockholder’s and/or beneficial owner’s acts or omissions as a stockholder of the Corporation, (I) any direct or indirect material interest or any material contract or agreement between such stockholder or the beneficial owner, if any, on whose behalf the proposal is made with the Corporation, any affiliate of the Corporation or any entity that provides products or services that compete with or are alternative to the principal products produces or services provided by the Corporation or its affiliates (a “Competitor”) (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (J) any material pending or threatened legal proceeding in which such stockholder or the beneficial owner, if any, on whose behalf the proposal is made is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (K) any other material relationship between such stockholder or the beneficial owner, if any, on whose behalf the proposal is made, on the one hand, and the Corporation, or any affiliate of the Corporation or any Competitor, on the other hand, and (L) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the proposal is made required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for such business pursuant to and in accordance with Section 14A of the Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, and (M) the written consent of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made to the public disclosure of information provided to the Corporation pursuant to this Section 2.7.
 (iii) The foregoing notice requirements of this Section 2.7(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Exchange Act and such stockholder has complied with the requirements of Rule 14a-8 for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.7(a), provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.7(a) shall be deemed to preclude discussion by any stockholder of any such business. If the Board or the chairperson of the annual meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.7(a) or the Exchange Act or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.7(a) or the Exchange Act, such proposal shall not be presented for action at the annual meeting. Notwithstanding the foregoing provisions of this Section 2.7(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.
 (iv) In addition to the provisions of this Section 2.7(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.
(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made only at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting pursuant to Section 3.2.
(c) Public Announcement. For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed or furnished by the Corporation with the Securities and Exchange Commission (the “Commission”) pursuant to Section 13, 14 or 15(d) of the Exchange Act.
Section 2.8 Conduct of Meetings. The chairperson of each annual and special meeting of stockholders shall be the Chairperson of the Board, if any, or, in the absence (or inability or refusal to act) of the Chairperson of the Board, the Chief Executive Officer (if he or she shall be a director), if any, or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director), if any, or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairperson of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these Bylaws or such rules and regulations as adopted by the Board, the chairperson of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairperson of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary, if any, or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairperson of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairperson of the meeting may appoint any person to act as secretary of the meeting.
Article III
DIRECTORS
Section 3.1 Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware.
Section 3.2 Advance Notice for Nomination of Directors.
(a) Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation’s notice of such special meeting, may be made (i) by or at the direction of the Board, or (ii) by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice provided for in this Section 3.2 and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in this Section 3.2.
(b) In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 120th day nor earlier than the close of business on the 150th day before the first anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the close of business on the 150th day before the meeting and not later than the later of (x) the close of business on the 120th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 3.2.
(c) Notwithstanding anything in paragraph (b) of this Section 3.2 to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice required by this Section 3.2 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.
(d) To be in proper written form, a stockholder’s notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of any capital stock of the Corporation that are owned beneficially or of record by the person, (D) the person’s written consent (x) to being named in the proxy statement, proxy card and ballot as a nominee and to serving as a director of the Corporation if elected and (y) the Corporation’s engaging in a background check of such person (including through a third party investigation firm), in a manner consistent with background checks customarily engaged in by the Corporation for prospective new members of the Board, (E) the information reasonably necessary to complete such background check, (F) all other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, the requirements of Rule 14a-19, and (G) such other information regarding the person as may reasonably be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with listing requirements and applicable stock exchange rules; (ii) with respect to each nominee for election to the Board, the completed and signed questionnaire, representation and agreement required by Section 3.3 of these Bylaws; and (iii) as to the stockholder giving the notice (A) the name and record address of such stockholder as they appear in the Corporation’s books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all agreements, arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, any of such stockholder’s and/or beneficial owner’s respective affiliates or associates, each proposed nominee and any other person or persons (including their names), (D) a description of all agreements, arrangements or understandings (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that have been entered into as of the date of such stockholder’s notice by, or on behalf of, such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, whether or not such instrument or right shall be subject to settlement in underlying shares of stock, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, if any, with respect to securities of the Corporation, (E) a representation that such stockholder is a holder of record of the shares of capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the persons named in its notice, (F) a representation whether such stockholder or the beneficial owner, if any, on whose behalf the nomination is made intends or is part of a group which intends to (x) solicit proxies or votes from stockholders in support of such proposed nomination and/or (y) solicit proxies in support of such proposed nomination of persons for election to the Board other than the Corporation’s nominees for election to the Board from the holders of capital stock of the Corporation representing at least sixty-seven percent (67%) of the voting power of the capital stock entitled to vote generally in the election of directors in accordance with Rule 14a-19 of the Exchange Act, (G) a representation as to whether such stockholder or the beneficial owner, if any, on whose behalf the nomination is made has complied with all state and other legal requirements in connection with the stockholder’s and/or beneficial owner’s acquisition of shares of capital stock or other securities of the Corporation and/or the stockholder’s and/or beneficial owner’s acts or omissions as a stockholder of the Corporation, (H) any direct or indirect material interest or any material contract or agreement between such stockholder or beneficial owner, if any, on whose behalf the nomination is made with the Corporation, any affiliate of the Corporation or any Competitor (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (I) any material pending or threatened legal proceeding in which such stockholder or the beneficial owner, if any, on whose behalf the nomination is made is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (J) any other material relationship between such stockholder or the beneficial owner, if any, on whose behalf the nomination is made, on the one hand, and the Corporation, or any affiliate of the Corporation or any Competitor, on the other hand, (K) any other information relating to (i) such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, and (ii) each person whom the stockholder proposes to nominate for election as a director that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder and (L) the written consent of such stockholder and the beneficial owner, if any, on whose behalf the nomination is made to public disclosure of information provided to the Corporation pursuant to this Section 3.2.
(e) If the Board or the chairperson of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 3.2 or the Exchange Act, including, without limitation, Rule 14a-19, or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 3.2 or the Exchange Act, then such nomination shall not be considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 3.2, if the stockholder (or a qualified representative of the stockholder) (i) fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) under the Exchange Act or (ii) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.
(f) In addition to the provisions of this Section 3.2, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rule 14a-19, with respect to the matters set forth herein, and if any stockholder provides notice pursuant to Rule 14a-19(b) under the Exchange Act, such stockholder shall deliver to the Corporation, no later than five (5) business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) under the Exchange Act.
Section 3.3 Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election as a director of the Corporation, the candidate for nomination must have previously delivered (in accordance with the time periods prescribed for delivery of notice under Section 3.2 of these Bylaws), to the Secretary at the principal executive offices of the Corporation, (a) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee, (b) a written representation and agreement (in the form provided by the Corporation) that such candidate for nomination (i) unless previously disclosed to the Corporation, the nominee is not and will not become a party to any voting agreement, arrangement or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue or that could interfere with such person’s ability to comply, if elected as a director, with his/her fiduciary duties under applicable law, (ii) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director, and (iii) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director of the Corporation (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect). At the request of the Board, any person nominated by the Board for election as a director shall furnish to the Secretary of the Corporation the information that is required to be set forth in a stockholder’s notice of nomination that pertains to the nominee (as if such nominee were the stockholder), as set forth in Section 3.2(d).
Section 3.4. Proxy Card. Any stockholder directly or indirectly soliciting proxies from other stockholders (other than on behalf the Corporation) must use a proxy card color other than white, which shall be reserved for exclusive use by the Corporation.
Section 3.5 Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board, including for service on a committee of the Board, and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.
Section 3.6 Chairperson of the Board. The Chairperson of the Board shall be a member of the Board and may or may not be an officer and/or employee of the Corporation. The Chairperson of the Board, if any, shall preside when present at all meetings of the stockholders and the Board. The Chairperson of the Board shall have general supervision and control of the acquisition activities of the Corporation subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters. In the absence (or inability or refusal to act) of the Chairperson of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The powers and duties of the Chairperson of the Board shall not include supervision or control of the preparation of the financial statements of the Corporation (other than through participation as a member of the Board). The position of Chairperson of the Board and Chief Executive Officer may be held by the same person.
Section 3.7. Lead Independent Director. If at any time the Chairperson of the Board is not independent as that term is defined under the then applicable rules and regulations of each national securities exchange upon which shares of the stock of the Corporation are listed for trading and of the Commission, the independent directors may designate from among them a lead independent director (the “Lead Independent Director”) having the duties and responsibilities determined by the Board from time to time.
Article IV
BOARD MEETINGS
Section 4.1 Annual Meetings. The Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting or, if such meeting is held solely by means of remote communication, then by means of remote communication, unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.
Section 4.2 Regular Meetings. Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places (within or without the State of Delaware) as shall from time to time be determined by the Board, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(b).
Section 4.3 Special Meetings. Special meetings of the Board (a) may be called by the Chairperson of the Board, Lead Independent Director, Chief Executive Officer or President and (b) shall be called by the Chairperson of the Board, Lead Independent Director, Chief Executive Officer, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.
Section 4.4 Quorum; Required Vote. A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.
Section 4.5 Consent In Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all the members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission. Any person, whether or not then a director, may provide, through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event) no later than sixty (60) days after such instruction is given or such provision is made and such consent shall be deemed to have been given at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained.
Section 4.6 Organization. The chairperson of each meeting of the Board shall be the Chairperson of the Board, if any, or, in the absence (or inability or refusal to act) of the Chairperson of the Board, the Lead Independent Director, if any, or, in the absence (or inability or refusal to act) of the Lead Independent Director, the Chief Executive Officer, if any (if he or she shall be a director), or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President, if any (if he or she shall be a director), or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chairperson elected from the directors present. The Secretary, if any, shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary, if any, shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairperson of the meeting may appoint any person to act as secretary of the meeting.
Article V
COMMITTEES OF DIRECTORS
Section 5.1 Establishment. The Board may by resolution passed by a majority of the Board designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.
Section 5.2 Available Powers. Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it.
Section 5.3 Alternate Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee.
Section 5.4 Procedures. Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these Bylaws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Unless the Board otherwise provides and except as provided in these Bylaws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article III and Article IV of these Bylaws.
Article VI
OFFICERS
Section 6.1 Officers. The officers of the Corporation elected by the Board shall be a Chief Executive Officer and such other officers (which may include, without limitation, a Chief Financial Officer, a Secretary, a President, Vice Presidents, Assistant Secretaries and a Treasurer) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. The Chief Executive Officer or President may also appoint such other officers (which may include, without limitation, one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these Bylaws or as may be prescribed by the Board or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.
(a) Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters, except to the extent any such powers and duties have been prescribed to the Chairperson of the Board pursuant to Section 3.7 above. In the absence (or inability or refusal to act) of both the Chairperson of the Board and the Lead Independent Director, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person.
(b) President. The President, if any, shall make recommendations to the Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of the Chief Executive

Officer. In the absence (or inability or refusal to act) of the Chairperson of the Board and Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such duties and have such powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.
(c) Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President, if any (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board), shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.
(d) Secretary.
 (i) The Secretary, if any, shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chairperson of the Board, Chief Executive Officer or President.
 (ii) The Secretary, if any, shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, and the number and classes of shares held by each.
(e) Assistant Secretaries. The Assistant Secretary, if any, or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.
(f) Chief Financial Officer. The Chief Financial Officer, if any, shall perform all duties commonly incident to that office (including, without limitation, in respect of the care and custody of the funds and securities of the Corporation, including the deposit of the funds of the Corporation in such banks or trust companies as the Board, the Chief Executive Officer or the President may authorize).
(g) Treasurer. The Treasurer, if any, shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer.
Section 6.2 Term of Office; Removal; Vacancies. The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified by the Board or until their earlier death, resignation, retirement, disqualification or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by the Chief Executive Officer or President may also be removed, with or without cause, by the Chief Executive Officer or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.
Section 6.3 Other Officers. The Board may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.
Section 6.4 Multiple Officeholders; Stockholder and Director Officers. Any number of offices may be held by the same person unless the Certificate of Incorporation or these Bylaws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.
Article VII
SHARES
Section 7.1 Uncertificated Shares. The shares of any class or series of capital stock of the Corporation shall be uncertificated and registered in book-entry form.
Section 7.2 Multiple Classes of Stock. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing a summary of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.
Section 7.3 Consideration and Payment for Shares.
(a) Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board. The consideration may consist of any tangible or intangible property or any benefit to the Corporation including cash, promissory notes, services performed, contracts for services to be performed or other securities, or any combination thereof.
(b) Subject to applicable law and the Certificate of Incorporation, shares may not be issued until the full amount of the consideration has been paid, unless upon the books and records of the Corporation, there shall have been set forth the total amount of the consideration to be paid therefor and the amount paid thereon up to and including the time said shares are issued.
Section 7.4 Transfer of Stock.
(a) Subject to the restrictions set forth in Section 7.6, all transfers of shares shall be made on the books of the Corporation, by the holder of the shares, in person or by his or her attorney, in such manner as the Board may prescribe and subject to any applicable law, rule or regulation. The Corporation shall be entitled to treat the holder of record of any shares of its capital stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.
(b) Whenever any transfer of shares shall be made for collateral security and not absolutely, the Corporation shall so record such fact in the entry of transfer if, when the instruction for registration of transfer thereof is presented to the Corporation, both the transferor and transferee request the Corporation to do so.
Section 7.5 Registered Stockholders. Before due presentment of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.
Section 7.6 Effect of the Corporation’s Restriction on Transfer.
(a) A written restriction on the transfer or registration of transfer of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, if permitted by the DGCL and contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares, may be enforced against the holder of such shares or any successor or transferee of the holder, including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.
(b) A restriction imposed by the Corporation on the transfer or the registration of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, even if otherwise lawful, is ineffective against a person without actual knowledge of such restriction unless such restriction was contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares prior to or within a reasonable time after the issuance or transfer of such shares.
Section 7.7 Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars.

Article VIII
INDEMNIFICATION
Section 8.1 Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, Employment Retirement Income Security Act of 1974 excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such Proceeding; provided, however, that, except as provided in Section 8.3 with respect to Proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board.
Section 8.2 Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) incurred in defending or otherwise participating in any such Proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise.
Section 8.3 Right of Indemnitee to Bring Suit. If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.
Section 8.4 Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise.

Section 8.5 Insurance. The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Section 8.6 Indemnification of Other Persons. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.
Section 8.7 Amendments. Any repeal or amendment of this Article VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these Bylaws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
Section 8.8 Certain Definitions. For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.
Section 8.9 Contract Rights. The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.
Section 8.10 Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.
Article IX
MISCELLANEOUS
Section 9.1 Place of Meetings. If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these Bylaws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.
Section 9.2 Fixing Record Dates.
(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.
Section 9.3 Means of Giving Notice.
(a) Notice to Stockholders. Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.
(b) Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.
(c) Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.
(d) Exceptions to Notice Requirements. Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.
Section 9.4 Waiver of Notice. Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these Bylaws, a written waiver of such notice, signed before or after the date of such meeting by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.
Section 9.5 Meeting Attendance via Remote Communication Equipment.
(a) Stockholder Meetings. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders entitled to vote at such meeting and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:
 (i) participate in a meeting of stockholders; and
 (ii) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication; provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.
(b) Board Meetings. Unless otherwise restricted by applicable law, the Certificate of Incorporation or these Bylaws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone, videoconference or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.
Section 9.6 Dividends. The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.
Section 9.7 Reserves. The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.
Section 9.8 Contracts and Negotiable Instruments. Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chairperson of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chairperson of the Board Chief Executive Officer, President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.
Section 9.9 Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board.
Section 9.10 Seal. The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.
Section 9.11 Books and Records. The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.
Section 9.12 Resignation. Any director, committee member or officer may resign by giving notice thereof in writing or by electronic transmission to the Chairperson of the Board, the Chief Executive Officer, the President or the Secretary. The resignation shall take effect at the time specified therein, or at the time of receipt of such notice if no time is specified or the specified time is earlier than the time of such receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.
Section 9.13 Surety Bonds. Such officers, employees and agents of the Corporation (if any) as the Chairperson of the Board, Chief Executive Officer, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chairperson of the Board, Chief Executive Officer, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.
Section 9.14 Securities of Other Corporations. Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairperson of the Board, Chief Executive Officer, President or any Vice President or any other officer authorized by the Board. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.
Section 9.15 Amendments. The Board shall have the power to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or the Certificate of Incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

Annex D
SPONSOR SIDE LETTER
This letter agreement (this “Side Letter”) is dated as of March 10, 2024, by and between Focus Impact BHAC Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of SPAC (“NewCo”), and Focus Impact BH3 Acquisition Company, a Delaware corporation (“SPAC”). Capitalized terms used but not defined in this Side Letter shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below), except as otherwise provided in this Side Letter.
RECITALS
WHEREAS, as of the date hereof, the Sponsor is the holder of record of 1,495,363 BHAC Class B Shares (the “Sponsor Shares”) and 4,160,000 BHAC Warrants (the “Sponsor Warrants” and, together with the Sponsor Shares, the “Sponsor Equity”);
WHEREAS, contemporaneously with the execution and delivery of this Side Letter, SPAC has entered into a Business Combination Agreement with NewCo, Focus Impact BH3 Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub 1”), Focus Impact BH3 Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of NewCo (“Merger Sub 2”), and XCF Global Capital, Inc., a Nevada corporation (the “Company”), dated as of the date hereof (as amended or modified from time to time in accordance with the terms of such agreement, the “Business Combination Agreement”), pursuant to which, among other things, (i) SPAC will merge with and into Merger Sub 1 (the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger, and (ii) immediately following the NewCo Merger, Merger Sub 2 will merge with and into the Company (the “Company Merger” and, together with the NewCo Merger, collectively, the “Mergers”), with the Company being the surviving corporation of the Company Merger;
WHEREAS, in connection with the NewCo Merger, each Sponsor Share then outstanding will automatically be converted into one share of Class A common stock of NewCo (“NewCo Common Shares”) pursuant to the Governing Documents of SPAC, and each Sponsor Warrant then outstanding will be assumed by NewCo and be converted into the right to exercise such warrants for NewCo Common Shares (collectively, the “Automatic Conversion”); and
WHEREAS, as an inducement to the Company to enter into the Business Combination Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein, including making the Company an express third party beneficiary of this Side Letter to the extent set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
COVENANTS
Section 1.1 Transfer Restrictions.
(a) The Sponsor hereby acknowledges and agrees that, during the period between the execution of this Side Letter and the Closing (and without limitation of the provisions set forth in Section 1.1(b)), the Sponsor Shares and Sponsor Warrants shall remain subject to and bound by the provisions of, and may only be Transferred (as defined in the Lock-up Agreement) in accordance with, Section 5 of that certain letter agreement (the “Lock-up Agreement”), dated as of October 4, 2021, by and between SPAC and the Sponsor, a copy of which is attached hereto as Exhibit A. The Sponsor also agrees not to (i) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or would reasonably be expected to violate or conflict, or result in or give rise to a violation of, the Sponsor’s representations, warranties, covenants and obligations under this Side Letter; or (ii) take any action that would restrict or otherwise adversely affect the Sponsor’s legal power, authority and right to comply with and perform its covenants and obligations under this Side Letter. Any Transfer in violation of this Section 1.1(a) shall be void ab initio. Any transferee of Sponsor

Shares or Sponsor Warrants (a “Sponsor Party”) must enter into a written agreement reasonably acceptable to the Company with the parties hereto agreeing to be bound by the terms of this Side Letter as if a party hereto, and if such written agreement is not executed and delivered to the Company and SPAC, such Transfer shall not be permitted hereunder or under the Lock-up Agreement.
(b) Until the earlier of (i) twelve (12) months following the Closing and (ii) the date following the Closing on which NewCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s stockholders having the right to exchange their equity for cash, securities or other property (the “Sponsor Lock-up Period”), without the consent of NewCo following the Closing, the Sponsor shall not be entitled to make any voluntary or involuntary, direct or indirect (whether through a change of control of the Sponsor or any Person that controls the Sponsor, the issuance or transfer of Equity Securities of the Sponsor, by operation of law or otherwise), transfer, sale, pledge or hypothecation or other disposition (each, a “Transfer”), or to permit any Transfer, of any (1) NewCo Common Shares received as a result of the Automatic Conversion or (2) NewCo Common Shares received as a result of the exercise of the Sponsor Warrants (collectively, the “Restricted Sponsor Shares”); provided, that the Sponsor shall be permitted to distribute the Restricted Sponsor Shares to its members or otherwise to an Affiliate of the Sponsor, so long as such member or Affiliate of Sponsor in receipt of Restricted Sponsor Shares prior to or simultaneously with the Transfer enters into a written agreement reasonably acceptable to the Company with the parties hereto agreeing to be bound by the terms of this Side Letter as if a party hereto; and provided, further, that if such written agreement is not executed and delivered to NewCo, such distribution of the Restricted Sponsor Shares shall not be permitted hereunder. Notwithstanding the foregoing, if, subsequent to the Closing, the closing price of the NewCo Common Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing, the Sponsor Shares shall be released from the transfer restrictions provided by this Section 1.1(b).
(c) Notwithstanding anything to the contrary set forth herein, including this Section 1.1, to the extent in connection with a Financing (as used herein, as defined in and contemplated by the Business Combination Agreement), the Sponsor shall be permitted to Transfer to any Financing Investor (as such term is defined in the Business Combination Agreement) any portion of its Sponsor Shares or Sponsor Warrants, in each case in the Sponsor’s sole discretion (and nothing set forth herein shall require the Sponsor to so Transfer any Sponsor Shares or Sponsor Warrants). Alternatively, to the extent the Sponsor so agrees, in its sole discretion, in connection with a Financing, the Sponsor may forfeit for no consideration any portion of its Sponsor Shares or Sponsor Warrants in order to support the issuance of Financing Incentive Shares and/or Financing Incentive Warrants pursuant to the Business Combination Agreement (and nothing set forth herein shall require the Sponsor to so forfeit any Sponsor Shares or Sponsor Warrants).
Section 1.2 Further Assurances. SPAC and the Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the transactions contemplated by this Side Letter on the terms and subject to the conditions set forth herein.
Section 1.3 No Inconsistent Agreement. The Sponsor hereby represents and covenants that the Sponsor has not entered into, and shall not enter into, any agreement that does or would restrict, limit or interfere with the performance of the Sponsor’s obligations under this Side Letter with respect to the Restricted Sponsor Shares.
Section 1.4 Sponsor Support. At any meeting of the shareholders of SPAC, however called, or at any adjournment thereof, and in any action by written consent of the shareholders of SPAC distributed by the BHAC Board, or otherwise undertaken as contemplated by the Business Combination Agreement or the transactions contemplated thereby, or in any other circumstance in which the vote, consent or other approval of the shareholders of SPAC is sought, Sponsor hereby unconditionally and irrevocably agrees that it shall (i) appear at each such meeting or otherwise cause all of its Sponsor Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Sponsor Shares: (a) in favor of the BHAC Shareholder Approval and any other matters necessary or reasonably requested by the Company or SPAC in connection therewith; (b) in favor of any proposal to adjourn or postpone any meeting of the shareholders of SPAC at which any of the foregoing matters are submitted for consideration and vote of the shareholders of SPAC to a later date if there are not a quorum or sufficient votes for approval of such matters on the date on which the meeting is held to vote upon any of the foregoing matters; (c) against any proposal relating to an alternative Business Combination (as defined in SPAC’s certificate of incorporation as in effect as of the date hereof); (d) against any proposal, action or agreement that would (1) compete with the transaction contemplated by the Business Combination Agreement, (2) result in a breach of any covenant, representation or warranty or any other obligation or agreement of SPAC contained in the Business Combination Agreement, or of the Sponsor contained in this Side Letter, (3) reasonably be expected to impede, frustrate, prevent or nullify any provision of this Side Letter, the Business Combination Agreement or this Side Letter or the performance by SPAC of its obligations under the Business Combination Agreement or by the Sponsor of its obligations under this Side Letter or (4) change in any manner the dividend policy or capitalization of, including the voting rights of, any class of capital stock or other securities of SPAC (other than, in the case of this clause (4), pursuant to the Business Combination Agreement or the Ancillary Documents and the transactions contemplated thereby). The obligations of the Sponsor specified in this Section 1.4 shall apply whether or not (x) the Business Combination, the Business Combination Agreement or any action described above is recommended by the BHAC Board or (y) the BHAC Board has previously recommended the Business Combination, the Business Combination Agreement or any action described above and subsequently withdrawn or otherwise changed such recommendation. Each Sponsor Party agrees that it shall not commit, agree, or publicly propose any intention to take any action inconsistent with the foregoing. The Sponsor hereby irrevocably waives, and agrees not to exercise, assert or perfect (and agrees to cause not to be exercised, asserted or perfected), any dissenters’ or appraisal rights under Section 262 of the Delaware General Corporation Law and any other similar statute in connection with the Business Combination Agreement. The Sponsor hereby agrees to take all actions necessary to opt out of any class action with respect to, any claim, derivative or otherwise, against SPAC or any of its Affiliates relating to the negotiation, execution or delivery of this Side Letter, the Business Combination Agreement or the consummation of the Business Combination, including any claim (I) challenging the validity of, or seeking to enjoin the operation of, any provision of this Side Letter or (II) alleging a breach of any fiduciary duty of the BHAC Board in connection with this Side Letter, the Business Combination Agreement or the Business Combination.
Section 1.5 Stock Transactions. During the period between the execution of this Side Letter and the Closing, the Sponsor acknowledges and agrees that if it acquires any shares or securities convertible into shares of SPAC, the Sponsor agrees that it will (a) make such acquisition in material compliance with applicable Laws regarding the sale and purchase of securities and material non-public information and (b) not elect to make any BHAC Shareholder Redemption with respect to any such purchased shares or shares issuable upon conversion of securities convertible into shares. All such additional shares or securities acquired shall be subject to the terms of Section 1.4.
Section 1.6 Waiver of Adjustment Provisions. Notwithstanding anything to the contrary in any other document, agreement or contract to which the Sponsor is bound, the Sponsor (for itself and for its successors, heirs, assigns and permitted transferees) hereby (but subject to the consummation of the Mergers) irrevocably and unconditionally waives and agrees not to exercise or assert, any rights to adjustment or other anti-dilution protections with respect to the rate at which BHAC Class B Shares convert into other shares of capital stock of SPAC or NewCo Common Shares in connection with the Automatic Conversion and, in furtherance of the foregoing, the Sponsor hereby irrevocably and unconditionally agrees and acknowledges that (a) each BHAC Class B Share shall convert only into NewCo Common Shares (and not any other shares of capital stock of SPAC prior to the Automatic Conversion) on a one-for-one basis automatically at the Effective Time in connection with the Automatic Conversion, and (b) that each Sponsor Warrant shall only convert into the right to exercise such warrants for NewCo Common Shares, such waiver, agreement and acknowledgement constituting sufficient and necessary waiver under the terms of SPAC’s certificate of incorporation as currently in effect for such purpose.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
The Sponsor represents and warrants to SPAC as follows:
Section 2.1 Organization; Due Authorization. The Sponsor is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Side Letter and the consummation of the transactions contemplated hereby are within the Sponsor’s limited liability company powers and have been duly authorized by all necessary limited liability company actions on the part of such Sponsor Party. The Sponsor has full legal capacity, right and authority to execute and deliver this Sponsor Letter and to perform its obligations hereunder. This Side Letter has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by the other parties to this Side Letter, this Side Letter constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).
Section 2.2 Ownership. The Sponsor is the holder of record of all of the Sponsor Equity as set forth in this Side Letter, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Sponsor Equity, other than transfer restrictions under the Securities Act) affecting any such Sponsor Shares, other than any Permitted Liens or pursuant to (a) this Side Letter, (b) the Sponsor’s organizational documents or the organizational documents of SPAC, (c) the Registration Rights Agreement to be executed by the Company, NewCo, the Sponsor and other parties thereto following the signing of the Business Combination Agreement or (d) the Lock-up Agreement.
Section 2.3 No Conflicts. The execution and delivery of this Side Letter by the Sponsor does not, and the performance by the Sponsor of its obligations hereunder will not, (a) conflict with or result in a violation of the organizational documents of the Sponsor or (b) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Sponsor), in each case to the extent such consent, approval or other action would prevent, enjoin or delay the performance by the Sponsor of its obligations under this Side Letter.
Section 2.4 Litigation. There are no Proceedings pending against the Sponsor, or to the knowledge of the Sponsor, threatened against the Sponsor, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Side Letter.
ARTICLE III
MISCELLANEOUS
Section 3.1 Termination. This Side Letter and all of its provisions shall terminate and be of no further force or effect upon the earlier to occur of (a) the first day on which the Lock-up Agreement expires, and (b) the termination of the Business Combination Agreement in accordance with Article 8 thereof. Except as expressly set forth herein, upon such termination of this Side Letter, all obligations of the parties under this Side Letter will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof. This ARTICLE III shall survive the termination of this Side Letter. Neither the provisions of this Section 3.1 nor the termination of this Side Letter shall (i) relieve any party hereto from any liability of such party to any other party incurred prior to such termination or expiration, (ii) relieve any party hereto from any liability to any other party arising out of or in connection with any breach of this Side Letter prior to such termination or expiration or fraud or (iii) terminate the obligations under the last sentence of Section 1.5.
Section 3.2 Amendment and Waiver. No amendment of any provision of this Side Letter shall be valid unless (a) the same shall be in writing and signed by SPAC, NewCo and the Sponsor and (b) in compliance with Section 3.3. No waiver of any provision or condition of this Side Letter shall be valid unless (i) the same shall be in writing and signed by the party against which such waiver is to be enforced and (ii) in compliance with Section 3.3. No waiver by any party of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.
Section 3.3 Assignment; Third Party Beneficiaries. This Side Letter and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Side Letter nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto, other than in respect of the dissolution of the Sponsor to the members of the Sponsor in receipt of Restricted Sponsor Shares as a result thereof. This Side Letter is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the parties and such permitted assigns, any legal or equitable rights hereunder. Notwithstanding anything to the contrary contained in this Side Letter, the parties hereto hereby acknowledge and agree that from the execution of this Side Letter until the occurrence of the Closing or the termination of this Side Letter in accordance with Section 3.1: (a) the Company is an express third-party beneficiary of this Side Letter; (b) no amendment of this Side Letter, waiver of any provision or condition of this Side Letter, assignment of this Side Letter or termination of this Side Letter (except as expressly contemplated in Section 3.1) shall be made without the prior written consent of the Company; and (c) the Company shall be entitled to enforce the terms of this Side Letter as if the Company were a party hereto and be entitled to exercise any remedies for breaches by any party of, or failure of any party to perform, this Side Letter, including injunctive or other equitable relief or an Order of specific performance (or any other equitable remedy) to enforce the terms hereof and to prevent breaches of this Side Letter (and shall not be required to post any bond or other security in connection with any injunctive or other equitable relief or any Order of specific performance), in addition to any other remedy at law or in equity.
Section 3.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other party as follows or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth in this Section 3.4. Any notice, request, claim, demand and other communication to be given or delivered under this Side Letter to either party shall be simultaneously provided to the Company in accordance with Section 9.4 (Notices) of the Business Combination Agreement.

Notices to SPAC, NewCo or the Sponsor and, following the Closing, the Company:	with a copy to (which shall not constitute notice):

Focus Impact BH3 Acquisition Company 1345 Avenue of the Americas, 33rd Floor New York, NY 10105	Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022
Attention: Carl Stanton	Attention:	Lauren M. Colasacco, P.C. Peter Seligson, P.C.
Email: [***]	E-mail:	[***]

Section 3.5 Entire Agreement. This Side Letter and the exhibits and schedule hereto constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or between the parties hereto to the extent they relate in any way to the subject matter hereof.
Section 3.6 Miscellaneous. The provisions of Sections 9.5 (Governing Law), 9.7 (Construction; Interpretation), 9.10 (Severability), 9.11 (Counterparts; Electronic Signatures), 9.13 (No Recourse), 9.15 (Waiver of Jury Trial) and 9.16 (Submission to Jurisdiction) of the Business Combination Agreement shall apply mutatis mutandis.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, SPAC, NewCo and the Sponsor have duly executed this Side Letter as of the date first written above.

SPAC:

FOCUS IMPACT BH3 ACQUISITION COMPANY

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Authorized Signatory

NEWCO:

FOCUS IMPACT BH3 NEWCO, INC.

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Authorized Signatory

SPONSOR:

FOCUS IMPACT BHAC SPONSOR, LLC

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Authorized Signatory

[Signature Page to Side Letter]

EXHIBIT A
LOCK-UP AGREEMENT
October 4, 2021
Crixus BH3 Acquisition Company
819 NE 2nd Avenue, Suite 500
Fort Lauderdale, FL 33304

Guggenheim Securities, LLC
BTIG, LLC
as Representatives (as defined below) of the several Underwriters listed in Schedule I to the Underwriting Agreement (as defined below)

c/o Guggenheim Securities, LLC
330 Madison Avenue, 8th Floor
New York, NY 10017

c/o BTIG, LLC
600 Montgomery Street, 6th Floor
San Francisco, CA 94111

Re: Initial Public Offering
Ladies and Gentlemen:
This letter (the “Letter Agreement”) is being delivered to you in accordance with the Underwriting Agreement (the “Underwriting Agreement”) entered into by and between Crixus BH3 Acquisition Company, a Delaware corporation (the “Company”) and Guggenheim Securities, LLC and BTIG, LLC, as representatives (the “Representatives”) of the several underwriters named in Schedule A thereto (the “Underwriters”), relating to an underwritten initial public offering (the “IPO”) of the Company’s units (the “Units”), each unit comprised of one share of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”), and one-half of one redeemable warrant, each whole warrant exercisable for one share of Common Stock (each, a “Warrant”). Certain capitalized terms used herein are defined in paragraph 12 hereof.
In order to induce the Company and the Underwriters to enter into the Underwriting Agreement and to proceed with the IPO, and in recognition of the benefit that such IPO will confer upon the undersigned as a stockholder of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees with the Company as follows:
1.
If the Company solicits approval of its stockholders of a Business Combination, the undersigned will vote all shares of Common Stock beneficially owned by it, whether acquired before, in or after the IPO, in favor of such Business Combination.

2.
In the event that the Company does not complete a Business Combination within the time period set forth in the Company’s amended and restated certificate of incorporation, as the same may be further amended from time to time (the “Charter”), the undersigned will, as promptly as possible, take all necessary actions to cause the Company to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the IPO Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then outstanding IPO Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The undersigned hereby waives any and all right, title, interest or claim of any kind in or to any distribution of the Trust Account and any remaining net assets of the

Company as a result of such liquidation with respect to the Founder Shares owned by the undersigned. However, if the undersigned has acquired IPO Shares in or after the IPO, it will be entitled to liquidating distributions from the Trust Account with respect to such IPO Shares in the event that the Company does not complete a Business Combination within the time period set forth in the Charter. In the event of the liquidation of the Trust Account, the undersigned agrees that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per IPO Share and (ii) the actual amount per IPO Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per IPO Share due to reductions in the value of the assets in the Trust Account, in each case less interest that may be withdrawn to pay the Company’s tax obligations, if any; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s obligation to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, pursuant to the Underwriting Agreement. The undersigned acknowledges and agrees that there will be no distribution from the Trust Account with respect to any Warrants, all rights of which will terminate on the Company’s liquidation.
3.
The undersigned acknowledges and agrees that prior to entering into a definitive agreement for a Business Combination with a target business that is affiliated with the undersigned or any other Insiders of the Company or their affiliates, such transaction must be approved by a majority of the Company’s disinterested independent directors and the Company must obtain an opinion from an independent investment banking firm, which is a member of the Financial Industry Regulatory Authority, or an independent accounting firm that such Business Combination is fair to the Company’s unaffiliated stockholders from a financial point of view.

4.
Neither the undersigned nor any affiliate of the undersigned will be entitled to receive and will not accept any compensation or other cash payment from the Company prior to, or for services rendered in order to effectuate, the completion of the Business Combination; provided that the Company shall be allowed to make the payments set forth in the Registration Statement adjacent to the caption “Prospectus Summary—The Offering—Limited payments to insiders.”

5. (a)
The undersigned agrees not to Transfer the Founder Shares (or any shares of Common Stock issuable upon conversion thereof) (except to certain permitted transferees as described in the Registration Statement or herein) (the “Lockup”) until the earlier to occur of: (1) one year after the completion of the Company’s initial Business Combination or (2) subsequent to the Company’s initial Business Combination, (x) if the last reported sale price of Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s initial Business Combination or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s public stockholders having the right to exchange their shares of common stock for cash, securities or other property.

(b)
Notwithstanding the provisions set forth in paragraphs 5(a) and 5(c), during the period commencing on the effective date of the Underwriting Agreement and ending 180 days after such date, the undersigned will not, without the prior written consent of the Representatives pursuant to the Underwriting Agreement, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, hedge or otherwise dispose of or agree to dispose of (or enter into any transaction that is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission (the “SEC”) in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and the rules and regulations of the SEC promulgated thereunder with respect to, any Units, shares of Common Stock, Founder Shares or Warrants or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock owned by it, him or her, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Units, shares of Common Stock, Founder Shares, Warrants or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock owned by it, him or her, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction, including the filing of a registration statement, specified in clause (i) or (ii). The provisions of this paragraph will not apply (i) to the transfer of Founder Shares to any independent director appointed or elected to the Company’s board of directors before or after the IPO or (ii) if the release or waiver is effected solely to permit a transfer not for consideration and, in each case the transferee has agreed in writing to be bound by the same terms described in this Letter Agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.
(c)
The undersigned agrees not to Transfer any Private Placement Warrants (or shares of Common Stock issued or issuable upon the exercise of the Private Placement Warrants), until 30 days after the completion of the Company’s initial Business Combination.

(d)
Notwithstanding the provisions set forth in paragraphs 5(a) and (c), Transfers by the undersigned of the Founder Shares, Private Placement Warrants and shares of Common Stock issued or issuable upon the exercise of the Private Placement Warrants or conversion of the Founder Shares are permitted (i) to the Company’s officers or directors, any affiliates or family members of any of the Company’s officers or directors, any members of the undersigned or their affiliates, any affiliates of the undersigned, or any employees of such affiliates; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by private sales or transfers made in connection with the completion of the Business Combination at prices no greater than the price at which the Founder Shares, Private Placement Warrants or shares of Common Stock, as applicable, were originally purchased; (vi) by virtue of the laws of the State of Delaware or the undersigned’s organizational documents upon liquidation or dissolution of the undersigned; (vii) to the Company for no value for cancellation in connection with the completion of the Business Combination; (viii) in the event of the Company’s liquidation prior to the completion of a Business Combination; or (ix) in the event of completion of a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s public stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the completion of a Business Combination; provided, however, that in the case of clauses (i) through (vi) these permitted transferees must enter into a written agreement agreeing to be bound by the restrictions herein. For the avoidance of doubt, the transfers of Founder Shares, Private Placement Warrants and shares of Common Stock issued or issuable upon the exercise of the Private Placement Warrants or conversion of the Founder Shares shall be permitted regardless of whether a filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made with respect to such transfers.

6.
The Sponsor hereby agrees and acknowledges that: (i) the Underwriters and the Company would be irreparably injured in the event of a breach by the Sponsor of its obligations under paragraphs 1, 2, 3, 4, 5, 8, 9 and 10 of this Letter Agreement, (ii) monetary damages may not be an adequate remedy for such breach and (iii) the non-breaching party shall be entitled to seek injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

7.	The undersigned has full right and power, without violating any agreement by which it is bound, to enter into this Letter Agreement.
8.
To the extent that the Underwriters do not exercise their over-allotment option to purchase up to an additional 3,000,000 Units within 45 days from the date of the Prospectus (and as further described in the Prospectus), the Sponsor agrees to forfeit, at no cost, a number of Founder Shares in the aggregate equal to 750,000 multiplied by a fraction, (i) the numerator of which is 3,000,000 minus the number of Units purchased by the Underwriters upon the exercise of their over-allotment option, and (ii) the denominator of which is 3,000,000. The forfeiture will be adjusted to the extent that the over-allotment option is not exercised in full by the Underwriters so that the Initial Stockholders will own an aggregate of 20% of the Company’s issued and outstanding shares of Common Stock after the IPO (assuming the Initial Stockholders do not purchase any Units in the IPO).
9.
The undersigned hereby waives any right to exercise redemption rights with respect to any of the Company’s shares of Common Stock owned or to be owned by the undersigned, directly or indirectly, whether such shares be part of the Founder Shares or IPO Shares, and agrees not to seek redemption with respect to such shares (or sell such shares to the Company in any tender offer) in connection with any stockholder vote to approve (x) a Business Combination or (y) an amendment to the Charter that would affect the substance or timing of the Company’s obligation to allow redemption in connection with the Business Combination or to redeem 100% of the shares of Common Stock if the Company has not completed a Business Combination within 18 months from the closing of the IPO (or 21 months or 24 months, as applicable, from the closing of the IPO if the Company extends the period of time to consummate a Business Combination).

10.
The undersigned hereby agrees to not propose, or vote in favor of, an amendment to Section 9.2(d) of the Charter prior to the completion of a Business Combination unless the Company provides public stockholders with the opportunity to redeem their shares of Common Stock upon such approval in accordance with such Section 9.2(d) thereof.

11.
This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The undersigned hereby (i) agrees that any action, proceeding or claim against him arising out of or relating in any way to this Letter Agreement shall be brought and enforced in the courts of the State of New York of the United States of America for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive and (ii) waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

12.
As used herein, (i) a “Business Combination” shall mean a merger, stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities; (ii) “Insiders” shall mean all officers, directors and sponsors of the Company immediately prior to the IPO; (iii) “Founder Shares” shall mean all of the Class B common stock of the Company, par value $0.0001 per share, acquired by an Insider prior to the IPO; (iv) “IPO Shares” shall mean the shares of Common Stock issued in the Company’s IPO; (v) “Private Placement Warrants” shall mean the warrants that are being sold privately by the Company simultaneously with the consummation of the IPO; (vi) “Prospectus” shall mean the final prospectus relating to the IPO, in the form filed with the SEC; (vii) “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b); (viii) “Trust Account” shall mean the trust account into which the net proceeds of the Company’s IPO and a portion of the proceeds from the sale of the Private Placement Warrants will be deposited; and (ix) “Registration Statement” means the Company’s registration statement on Form S-1 (SEC File No. 333-259269) filed with the SEC, as amended.

13.
This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

14.
The undersigned acknowledges and understands that the Underwriters and the Company will rely upon the agreements, representations and warranties set forth herein in proceeding with the IPO. Nothing contained herein shall be deemed to render any Underwriter a representative of, or a fiduciary with respect to, the Company, its stockholders or any creditor or vendor of the Company with respect to the subject matter hereof.

15.
This Letter Agreement shall be binding on the undersigned and such person’s respective successors, heirs, personal representatives and assigns. This Letter Agreement shall terminate on the earlier of (i) the completion of a Business Combination and (ii) the liquidation of the Company; provided, that such termination shall not relieve the undersigned from liability for any breach of this agreement prior to its termination. The parties hereto may not assign either this Letter Agreement or any of their rights, interests, or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee.

[Signature Page Follows]

CRIXUS BH3 SPONSOR, LLC

By:	/s/ Gregory Freedman
Name:	Gregory Freedman
Title:	President

Acknowledged and Agreed:

CRIXUS BH3 ACQUISITION COMPANY

By	/s/ Daniel Lebensohn
Name:	Daniel Lebensohn
Title:	Co-Chief Executive Officer

Annex E
COMPANY SUPPORT AGREEMENT
THIS COMPANY SUPPORT AGREEMENT (this “Agreement”), dated as of March 11, 2024, is made by and among XCF Global Capital, Inc., a Nevada corporation (the “Company”), Focus Impact BH3 Acquisition Company, a Delaware corporation (the “SPAC”), Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of the SPAC (“NewCo”), and the individual and/or entity whose names appear in the signature block to this Agreement (each, a “Core Company Securityholder” and, collectively, the “Core Company Securityholders”).
W I T N E S S E T H:
WHEREAS, concurrently with the execution of this Agreement, the Company, the SPAC, NewCo and one or more acquisition entities are entering into a Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “BCA”) providing for, among other things, the combination of the Company and the SPAC (as further described in the BCA, the “Business Combination”), pursuant to which, among other things, (i) the SPAC will merge with and into Focus Impact BH3 Merger Sub 1, LLC, a Delaware limited liability company (“Merger Sub 1” and such transaction, the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger, (ii) Focus Impact BH3 Merger Sub 2, Inc., a Delaware corporation (“Merger Sub 2”) will merge with and into the Company (the “Company Merger”), with the Company being the surviving corporation of the Company Merger, (iii) as a result of the Company Merger, among other things, each share of common stock of the Company outstanding immediately prior to the Company Merger will no longer be outstanding and will automatically be converted into the right of the holder thereof to receive shares of Class A common stock of NewCo (the “NewCo Common Stock”), and (iv) the shares of NewCo Common Stock will be listed on the Applicable Exchange;
WHEREAS, as a condition and inducement to the SPAC and NewCo entering into the BCA, the SPAC and NewCo have required that the securityholders of the Company (including the Core Company Securityholders) enter into an agreement in the form of this Agreement (each such agreement, a “Company Support Agreement”); and
WHEREAS, the board of directors of each of the Company, the SPAC and NewCo has authorized the entering into of the BCA and approved the execution and delivery of this Agreement and each other Company Support Agreement in connection therewith, understanding that the execution and delivery of this Agreement and each other Company Support Agreement is a material inducement and condition to the Company’s, the SPAC’s and NewCo’s willingness to enter into the BCA.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE 1
GENERAL
Section 1.01. Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the BCA. The following capitalized terms, as used in this Agreement, shall have the following meanings:
“Beneficial Ownership” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall each have a correlative meaning.
“Company Merger Effective Time” has the meaning set forth in the BCA.
“Core Company Securityholder Related Parties” means the Core Company Securityholders and their respective Affiliates.
“Covered Shares” means, with respect to a Core Company Securityholder, the specified Core Company Securityholder’s Existing Shares, together with (a) any shares of the Company or Equity Securities convertible into or exercisable or exchangeable for shares of the Company (including, for the avoidance of doubt, any options, restricted stock units, convertible notes and warrants of the Company) and (b) prior to the consummation of the New Rise Acquisitions, the equity interests in New Rise, as well as any securities convertible into or exercisable or exchangeable for equity interests in New Rise ), in each case, that such specified Core Company Securityholder has or acquires Beneficial Ownership of on or after the date hereof and over which such specified Core Company Securityholder has voting power (including, for the avoidance of doubt, any shares of the Company or Equity Securities convertible into or exercisable or exchangeable for shares of the Company issued in connection with the closing of the New Rise Acquisitions). In addition, from and after the Company Merger Effective Time until the Expiration Time, the “Covered Shares” shall be deemed to also include the shares of NewCo Common Stock received by a Core Company Securityholder in the Business Combination or upon the exercise of any Covered Shares following the Effective Time (until the Expiration Time).
“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement). The term “Encumber” shall have a correlative meaning.
“Existing Shares” means, with respect to a Core Company Securityholder, (a) the shares of the Company’s common stock, $0.001 par value per share, as well as any Equity Securities convertible into or exercisable or exchangeable for shares of common stock of the Company and (b) prior to the consummation of the New Rise Acquisitions, the equity interests in New Rise, as well as any securities convertible into or exercisable or exchangeable for equity interests in New Rise. The Core Company Securityholders’ Existing Shares are set forth on Schedule 1 of this Agreement.
“Expiration Time” means the earlier to occur of (a) the date of the consummation of the transactions contemplated by the BCA and (b) such date and time as the BCA shall be terminated in accordance with Section 8.1 thereof.
“New Rise” means, collectively, New Rise Renewables, LLC, a Delaware limited liability company, and New Rise SAF Renewables Limited Liability Company, a Wyoming limited liability company.
“Permitted Transfer” means a Transfer of Covered Shares (a) in the case of an entity, to any affiliate of such entity or a distribution to the members or partners of such entity; (b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; or (d) in the case of an individual, pursuant to a qualified domestic relations order; provided, however, that all such permitted transferees must enter into a written agreement with the Company, the SPAC and NewCo agreeing to be bound by the terms of this Agreement as if a party hereto, and if such written agreement is not executed and delivered to the Company, the SPAC and NewCo, such Transfer shall not be a Permitted Transfer hereunder and shall be null and void.
“Transfer” means, directly or indirectly, to sell, transfer, gift, assign, pledge, Encumber, hypothecate, hedge or similarly dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, gift, assignment, pledge, Encumbrance, hypothecation, hedge or similar disposition of (including by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).
ARTICLE 2
VOTING
Section 2.01. Agreement to Vote.
(a) Each Core Company Securityholder hereby irrevocably and unconditionally agrees that during the period between the execution of this Agreement and the earlier of (i) the termination of the BCA in accordance with its terms and (ii) the Closing, at a meeting of the Company’s shareholders (the “Special Meeting”), and at any other meeting of the shareholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any written consent of shareholders of the Company, such Core Company Securityholder shall, in each case to the fullest extent that the Covered Shares of such Core Company Securityholder are entitled to vote thereon or consent thereto:
(i) appear at each such meeting or otherwise cause such Covered Shares to be counted as present thereat for purposes of calculating a quorum, or respond to the request by the Company for written consent, as applicable; and
(ii) vote (or cause to be voted), in person or by proxy, or by written consent, as applicable, all of such Covered Shares (A) in favor of (1) the adoption and approval of the BCA and approval of any other matters necessary or reasonably requested by NewCo, the Company and the SPAC in connection therewith, and (2) any proposal to adjourn or postpone any meeting of the shareholders of the Company at which any of the foregoing matters are submitted for consideration and vote of the shareholders of the Company to a later date if there are not a quorum or sufficient votes for approval of such matters on the date on which the meeting is held to vote upon any of the foregoing matters; (B) if a shareholder vote is required with respect thereto, against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the BCA, or of the Core Company Securityholders contained in this Agreement; and (C) if a shareholder vote is required with respect thereto, against (1) any proposals that compete with the Business Combination or involve any other transaction, business combination with a Person other than the SPAC, NewCo or their respective Affiliates that is required or permitted to be submitted to a vote of the shareholders of the Company, (2) any other action, agreement or transaction involving the Company, New Rise or any of their respective Affiliates that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Business Combination or this Agreement or the performance by the Company of its obligations under the BCA or by any Core Company Securityholder of its obligations under this Agreement and (3) any proposal, action or agreement that would change in any manner the dividend policy or capitalization of, including the voting rights of, any class of capital stock or other securities of the Company (other than, in the case of this clause (3), pursuant to the BCA or the Ancillary Documents and the transactions contemplated thereby); and
(iii) to the extent necessary, consent to, and take any actions required with respect to, the conversion of its Covered Shares into the Per Share Company Merger Consideration in accordance with the BCA and the settlement of any other equity or equity-linked securities in a manner in accordance with the BCA, including the delivery of customary letters of transmittal or otherwise.
(b) Each Core Company Securityholder hereby (i) waives, and agrees not to exercise or assert, any dissent, appraisal or similar rights in connection with the Business Combination and (ii) agrees (A) not to commence or participate in, and (B) to take all actions necessary to opt out of, any class action with respect to, any claim, derivative or otherwise, against the Company or any of its Affiliates relating to the negotiation, execution or delivery of this Agreement, the BCA or the consummation of the Business Combination, including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with this Agreement, the BCA or the Business Combination.
(c) The obligations of the Core Company Securityholders specified in this Section 2.01 shall apply whether or not (i) the Business Combination, the BCA or any action described above is recommended by the Board of Directors of the Company (or any committee thereof) or (ii) the Board of Directors of the Company has previously recommended the Business Combination, the BCA or any action described above and subsequently withdrawn or otherwise changed such recommendation.
Section 2.02. No Inconsistent Agreements. Each Core Company Securityholder hereby covenants and agrees that, except for this Agreement, such Core Company Securityholder (a) has not entered into, and shall not enter into at any time prior to the Company Merger Effective Time, any voting agreement or voting trust with respect to the Covered Shares of such Core Company Securityholder, (b) has not granted, and shall not grant at any time prior to the Company Merger Effective Time, a proxy (except pursuant to Section 2.03 or pursuant to any proxy in form and substance reasonably satisfactory to the SPAC, NewCo and the Company delivered to the Company, directing that the Covered Shares of such Core Company Securityholder be voted in accordance with Section 2.01), consent or power of attorney (other than in the letter of transmittal being used in the Business Combination, if any) with respect to the Covered Shares of such Core Company Securityholder and (c) has not taken and shall not knowingly take any action that would make any representation or warranty of such Core Company Securityholder contained herein untrue or incorrect or have the effect of preventing or disabling such Core Company Securityholder from performing any of its covenants or obligations under this Agreement. Each Core Company Securityholder hereby represents that all proxies, powers of attorney, instructions or other requests given by such Core Company Securityholder prior to the execution of this Agreement in respect of the voting of the Covered Shares of such Core Company Securityholder, if any, are not irrevocable and such Core Company Securityholder hereby revokes (and shall cause to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to such Core Company Securityholder’s Covered Shares.
Section 2.03. Proxy. Each Core Company Securityholder hereby irrevocably appoints as its proxy and attorney-in-fact, the Company and any Person designated in writing by the Company, each of them individually, with full power of substitution and resubstitution, until the termination of this Agreement, to vote the Covered Shares Beneficially Owned by such Core Company Securityholder in accordance with Section 2.01 in connection with any vote of shareholders of the Company in respect of any of the matters described in Section 2.01; provided, however, that such Core Company Securityholder’s grant of the proxy contemplated by this Section 2.03 shall be effective if, and only if, such Core Company Securityholder fails to vote such Covered Shares (or grant a consent or approval, as applicable) in accordance with Section 2.01. This proxy, if it becomes effective, is coupled with an interest, is given as an additional inducement of the Company, the SPAC, and NewCo to enter into the BCA and shall be irrevocable prior to the Effective Time, at which time any such proxy shall terminate and be released. Neither the Company, the SPAC, NewCo nor any Person may exercise this proxy on any matter, or in circumstance, except as provided above.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
Each Core Company Securityholder hereby represents and warrants to the SPAC, NewCo and the Company as to, and only as to, such Core Company Securityholder as follows:
Section 3.01. Authorization; Validity of Agreement. If such Core Company Securityholder is not an individual, such Core Company Securityholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Core Company Securityholder has the requisite capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized (to the extent authorization is required), executed and delivered by such Core Company Securityholder and, assuming this Agreement constitutes a valid and binding obligation of the SPAC, NewCo and the Company, constitutes a legal, valid and binding obligation of such Core Company Securityholder, enforceable against such Core Company Securityholder in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). If such Core Company Securityholder is married and such Core Company Securityholder’s Covered Shares constitute community property under applicable Law, a spousal consent in substantially the form attached hereto as Exhibit A has been duly executed and delivered by, and constitutes the valid and binding agreement of, such Core Company Securityholder’s spouse (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).
Section 3.02. Ownership. Except as otherwise set forth on Schedule 1, unless Transferred pursuant to a Permitted Transfer in accordance with this Agreement, (a) such Core Company Securityholder’s Existing Shares, if any, are, and all of the Covered Shares Beneficially Owned by such Core Company Securityholder from the date hereof through and at the Company Merger Effective Time will be, Beneficially Owned by such Core Company Securityholder, and (b) such Core Company Securityholder has good and valid title to such Core Company Securityholder’s Existing Shares, if any, free and clear of any Encumbrances other than pursuant to this Agreement, or under applicable federal or state securities laws. Such Core Company Securityholder has and will have at all times through the Company Merger Effective Time sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article 2, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Core Company Securityholder’s Existing Shares, except with respect to any Existing Shares that are Transferred pursuant to a Permitted Transfer in accordance with this Agreement. Such Core Company Securityholder does not have any entitlement to any shares or equity in the Company, other than the Existing Shares set forth on Schedule 1.
Section 3.03. No Violation. The execution and delivery of this Agreement by such Core Company Securityholder does not, and the performance by such Core Company Securityholder of its obligations under this Agreement will not, (a) conflict with or violate any applicable Law or, if applicable, any certificate or articles of incorporation, as applicable, or bylaws, limited liability company operating agreement or other equivalent organizational documents of such Core Company Securityholder, or (b) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the properties or assets of such Core Company Securityholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Core Company Securityholder is a party or by which such Core Company Securityholder or any of its, his or her properties or assets may be bound, except in each case as would not prevent or delay consummation of the Business Combination and the other transactions contemplated by the BCA or impair the ability of such Core Company Securityholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.
Section 3.04. Consents and Approvals. The execution and delivery of this Agreement by such Core Company Securityholder does not, and the performance by such Core Company Securityholder of its, his or her obligations under this Agreement and the consummation by such Core Company Securityholder of the transactions contemplated hereby will not, require such Core Company Securityholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.
Section 3.05. Absence of Litigation. As of the date hereof, there is no litigation, action, suit or proceeding pending or, to the knowledge of such Core Company Securityholder, threatened against or affecting such Core Company Securityholder and/or any of its Affiliates before or by any Governmental Authority that would reasonably be expected to impair the ability of such Core Company Securityholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.
Section 3.06. Reliance by the Company, the SPAC and NewCo. Such Core Company Securityholder understands and acknowledges that the Company, the SPAC and NewCo are entering into the BCA in reliance upon the execution and delivery of this Agreement by such Core Company Securityholder and the representations and warranties of such Core Company Securityholder contained herein. Such Core Company Securityholder understands and acknowledges that the BCA governs the terms of the Business Combination and the other transactions contemplated thereby.
Section 3.07. Adequate Information. Such Core Company Securityholder is a sophisticated holder with respect to the Covered Shares and has adequate information concerning the transactions contemplated by the BCA and concerning the business and financial condition of the SPAC, NewCo and the Company to make an informed decision regarding the matters referred to herein and has independently, based on such information as such Core Company Securityholder has deemed appropriate, made such Core Company Securityholder’s own analysis and decision to enter into this Agreement.
ARTICLE 4
OTHER COVENANTS
Section 4.01. Prohibition on Transfers; Other Actions.
(a) Each Core Company Securityholder agrees that, from the date hereof until the Company Merger Effective Time (and without limitation of the provisions set forth in Section 4.01(b)), such Core Company Securityholder shall not (i) Transfer or permit the Transfer of such Core Company Securityholder’s Covered Shares, Beneficial Ownership thereof or any other interest therein unless such Transfer is a Permitted Transfer effected in accordance with the terms of this Agreement; (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or would reasonably be expected to violate or conflict, or result in or give rise to a violation of, such Core Company Securityholder’s representations, warranties, covenants and obligations under this Agreement; or (iii) take any action that would restrict or otherwise adversely affect such Core Company Securityholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement. Any Transfer in violation of this provision shall be void ab initio. Until the earlier of the termination of the BCA in accordance with its terms and the Effective Time (and without limitation of the provisions set forth in Section 4.01(b)), such Core Company Securityholder (A) shall not request that the Company register the transfer (book-entry or otherwise) of any of such Core Company Securityholder’s Covered Shares or any certificate in respect thereof and (B) hereby consents to the entry of stop transfer instructions by the Company with respect to any transfer of such Core Company Securityholder’s Covered Shares, unless, in each case, such transfer is a Permitted Transfer effected in accordance with the terms of this Agreement. Notwithstanding the foregoing, unless and until the Company or BHAC obtains not less than $50,000,000 in additional financing following the execution and delivery of the BCA, a Core Company Securityholder may Transfer such Core Company Securityholder’s Covered Shares comprising such Core Company Securityholder’s direct or indirect equity interests in New Rise (including any securities convertible into or exercisable or exchangeable for direct or indirect equity interests in New Rise, the “New Rise Equity Interests”), in one or more transactions, in an aggregate amount of up to the lesser of (x) 15% of such Core Company Securityholder’s New Rise Equity Interests and (y) $100,000,000, and any such transfer(s) shall be considered a Permitted Transfer for all purposes of this Agreement; provided, however, that prior to any such Transfer (1) the Core Company Securityholder reasonably consults with the SPAC and the Company with respect to such Transfer, (2) the transferee must enter into a written agreement with the Company, the SPAC and NewCo agreeing to be bound by the terms of this Agreement as if a party hereto in form and substance reasonably acceptable to the SPAC and the Company and (3) the agreement between the Core Company Securityholder and the transferee include provisions, in form and substance reasonably acceptable to the Company and the SPAC, through which the transferee agrees to sell such acquired New Rise Equity Interests to the Company at the closing of the New Rise Acquisitions, and if the foregoing is not satisfied, such transfer shall not be considered a Permitted Transfer hereunder and shall be null and void ab initio.
(b) [Intentionally Omitted].
Section 4.02. Dividends, Distributions, Etc. In the event of any change in the shares of the Company, the SPAC or NewCo, as the case may be, by reason of any reclassification, recapitalization, reorganization, share split (including a reverse share split) or subdivision or combination, exchange or readjustment of shares, or any dividend or distribution, merger or other similar change in capitalization, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
Section 4.03. Notice of Acquisitions. Each Core Company Securityholder agrees to notify the SPAC, NewCo and the Company as promptly as reasonably practicable of the number of any additional shares of the Company or other Equity Securities convertible into or exercisable or exchangeable for shares of the Company of which such Core Company Securityholder acquires Beneficial Ownership on or after the date hereof and prior to the Effective Time.
Section 4.04. Waiver of New Rise Reversion Option; Termination Date. Each Core Company Securityholder acknowledges and agrees that the date set forth in Section 9.01(c)(ii) and the “Change of Control Deadline” set forth in Section 9.03 of each of (a) that certain Membership Interest Purchase Agreement, dated as of December 8, 2023, by and between the Company and RESC Renewables Holdings, LLC, a Nevada limited liability company (“RESC Renewable Holdings”), and (b) that certain Membership Interest Purchase Agreement, dated as of December 8, 2023, by and among the Company, Randy Soule and GL Part I SPV, LLC, a Wyoming limited liability company (the foregoing clauses (a) and (b), collectively, the “New Rise Acquisition Agreements”), shall be extended to the Termination Date (as defined in the BCA, as may be extended by the parties to the BCA). Each Core Company Securityholder waives any right arising under or in connection with Section 9.03 of each New Rise Acquisition Agreement as a result of a Change of Control Transaction (as defined in the applicable New Rise Acquisition Agreement) not being effectuated by April 30, 2024 or any other certain date.
Section 4.05. Convertible Debt. Each Core Company Securityholder acknowledges and agrees that that certain Secured Convertible Promissory Note, dated as of December 8, 2023, by and between the Company to RESC Renewables Holdings, LLC is null and void ab initio. The form of the Note (as such term is defined in the New Rise Acquisition Agreement) to be delivered in accordance with the consummation of the relevant New Rise Acquisition Agreement will be amended promptly following the date hereof, which amendment will require that (i) such Note will convert into NewCo Class A Shares (in lieu of Company Shares) at a conversion price of $10 per share upon the consummation of the Business Combination, (ii) the security interest with respect to such Note will be terminated and (iii) the maturity date thereunder will be subject to extension, and the Core Company Securityholders will provide their consent to such amendment. Immediately prior to the Closing of the Company Merger, the Core Company Securityholder will convert such Note into shares of the Company’s common stock, and such shares of the Company’s common stock will be converted into NewCo Class A Shares in the Company Merger in accordance with the BCA, and the Core Company Securityholder and the Company shall take all actions necessary or advisable to effect the foregoing, in each case in form and substance reasonably acceptable to the SPAC.
Section 4.06. Certain New Rise MIPA Matters. The Core Company Securityholders agree to be bound by Section 5.1 of the Business Combination Agreement in respect of New Rise at all times prior to the consummation of the New Rise Acquisitions, and will not take the actions thereunder without the prior written consent of BHAC and the Company, in accordance with such Section 5.1. The Core Company Securityholders will use reasonable best efforts to obtain all consents of third parties, under contracts entered into by New Rise or one of its subsidiaries, in connection with the consummation of the New Rise Acquisitions and the Business Combination and any such consent obtained in respect of the New Rise Acquisitions shall contemplate and permit the subsequent Business Combination in each case in form and substance reasonably agreed by BHAC and the Company. Additionally, the Core Company Securityholders agree that notwithstanding anything to the contrary set forth in the New Rise MIPAs (including Section 5.12 thereof), the Company shall be entitled in its sole discretion as the sole member of New Rise, from and after the consummation of the New Rise Acquisitions, to appoint the manager of New Rise.
Section 4.07. Registration Rights. Subject to the terms and conditions set forth in the Registration Rights Agreement, the Company shall use its commercially reasonable efforts to cause to be filed with the SEC a registration statement registering the resale of the Covered Shares (the initial registration statement and any other registration statement that may be filed pursuant to this Section 4.06, the “Registration Statement”) within 60 days after the Closing, and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. The Company shall advise the Core Company Securityholders upon the Registration Statement being declared effective by the SEC. The Core Company Securityholders shall be entitled to customary registration rights with respect to the Covered Shares, including the right to request that the Covered Shares be included in the Registration Statement, in each case, subject to the terms and conditions set forth in the Registration Rights Agreement.
Section 4.08. Further Assurances. Each Core Company Securityholder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary to consummate the transactions contemplated by (a) the New Rise Acquisition Agreements, including the New Rise Acquisitions, and (b) the BCA and the Ancillary Documents, including the Business Combination, in each case, on the terms and subject to the conditions set forth therein as promptly as practicable following the date hereof.
ARTICLE 5
MISCELLANEOUS
Section 5.01. Termination. This Agreement shall remain in effect until the Expiration Time, at which time this Agreement shall terminate in its entirety and be of no further force or effect; provided, however, that any proxy granted hereunder shall be automatically and immediately terminated and released at the Company Merger Effective Time. Neither the provisions of this Section 5.01 nor the termination of this Agreement shall (a) relieve any party hereto from any liability of such party to any other party incurred prior to such termination or expiration, (b) relieve any party hereto from any liability to any other party arising out of or in connection with any breach of this Agreement prior to such termination or expiration or fraud (c) terminate the obligations under Section 2.01(b).
Section 5.02. No Agreement as Director. Notwithstanding any provision in this Agreement to the contrary, nothing in this Agreement shall (a) limit, restrict or otherwise affect any Core Company Securityholder or any Affiliate or Representative of such Core Company Securityholder in his or her capacity as a director of the Company from acting (or not acting) in such capacity or voting in the capacity as a director in such person’s sole discretion on any matter, including in respect of the BCA, and no such actions or votes shall be deemed a breach of this Agreement, or (b) be construed to prohibit, limit or restrict any Core Company Securityholder or any Affiliates or Representatives of such Core Company Securityholder from exercising fiduciary duties as a director of the Company solely in their capacity as such, and not acting in their capacity as a securityholder. Without limiting the foregoing, it is the intention of the parties hereto that this Agreement shall apply to the Core Company Securityholders solely in the Core Company Securityholders’ capacity as shareholders of the Company.

Section 5.03. No Ownership Interest. The Core Company Securityholders have agreed to enter into this Agreement and act in the manner specified in this Agreement for consideration. Except as expressly set forth in this Agreement, all rights and all ownership and economic benefits of and relating to each Core Company Securityholder’s Covered Shares shall remain vested in and belong to such Core Company Securityholder, and except as expressly set forth in this Agreement, nothing herein shall, or shall be construed to, grant the Company, the SPAC or NewCo any power, sole or shared, to direct or control the voting or disposition of any of such Covered Shares.
Section 5.04. Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing, by facsimile transmission with confirmation of receipt, by email transmission with confirmation of receipt or by recognized overnight or international courier service, as follows:

if to Company:

XCF Global Capital, Inc.
160 Spear Street
San Francisco, CA 94105
Attention: Mihir Dange
Email: [***]

with a copy to (which shall not constitute notice):

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103
Attention: Thomas Hanley; Christopher Connell
Email: [***]

if to the SPAC or NewCo:

Focus Impact BH3 Acquisition Company
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105
Attn: Carl Stanton
E-mail: [***]

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 02210022
Attn: Lauren M. Colasacco, P.C., Peter Seligson, P.C.
Email: [***]

and if to the Core Company Securityholders, to the address set forth on Schedule 1,

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
Section 5.05. Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.
Section 5.06. Counterparts. This Agreement may be executed in counterparts (which may be delivered by facsimile or other electronic transmission), each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.
Section 5.07. Entire Agreement. This Agreement and, to the extent referenced herein, the BCA, together with the several agreements and other documents and instruments referred to herein or therein or attached hereto or thereto, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, among the parties hereto with respect to the subject matter hereof and thereof. Except for the representations and warranties expressly contained in Article 3, no Core Company Securityholder makes any express or implied representation or warranty with respect to such Core Company Securityholder or the Covered Shares, or otherwise.
Section 5.08. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.
(b) The parties hereto each irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each party hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such party hereto is not personally subject to the jurisdiction of the courts as described in this Section 5.08(b) for any reason, (B) that such party hereto or such party hereto’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such party hereto in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such party hereto is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such party hereto in or by such courts. Each party hereto agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 5.04 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action
(c) THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.08(B).
Section 5.09. Amendment; Waiver. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Section 5.10. Remedies. The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with their specific terms hereof or were otherwise breached and that it is accordingly agreed that, prior to termination of this Agreement, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in addition to any other remedy at law or equity.
Section 5.11. Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy in any jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and shall not be affected thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, this Agreement will be reformed, construed and enforced in such jurisdiction so as to effect the original intent of the parties hereto as closely as possible to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
Section 5.12. Successors and Assigns; Third Party Beneficiaries. Other than by any Core Company Securityholder to a transferee pursuant to a Permitted Transfer, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective heirs, executors, personal legal representatives, successors and permitted assigns. For the avoidance of doubt and without limiting the SPAC’s or NewCo’s rights hereunder, the SPAC and NewCo shall be a beneficiary of, and entitled to enforce, the rights of the Company hereunder.
Section 5.13. Expenses. Except as otherwise expressly set forth in the BCA, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
Section 5.14. Non-Recourse. Notwithstanding anything to the contrary herein or in any other documents delivered pursuant hereto, (a) this Agreement may be enforced only against, and any claim based upon, arising out of or related to a breach of this Agreement by the Core Company Securityholders may be made only against, the Core Company Securityholders (or in each case their respective Permitted Transferees), and (b) none of the Core Company Securityholder Related Parties shall have any liability for any liabilities of the parties hereto for any such claims (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith (other than any such Permitted Transferee).
Section 5.15. Acknowledgment of Counsel. Each party to this Agreement other than the Company hereby (a) acknowledges that (i) Stradley Ronon Stevens & Young, LLP represents and serves as counsel for only the Company (and no other party to this Agreement) with respect to this Agreement, the BCA and the transactions contemplated hereby or thereby and (ii) such party has either sought the advice of their own counsel or has had the opportunity to seek their own counsel and has chosen not to do so, and (b) gives their informed consent to Stradley Ronon Stevens & Young, LLP’s representation of the Company in connection with this Agreement, the BCA and the transactions contemplated hereby or thereby.
Section 5.16. Trust Account Waiver. Section 9.18 of the BCA is incorporated herein by reference mutatis mutandis.
[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

XCF GLOBAL CAPITAL, INC.

By:	/s/ Mihir Dange
Name: Mihir Dange
Title: Chief Executive Officer

FOCUS IMPACT BH3 ACQUISITION COMPANY

By:	/s/ Carl Stanton
Name: Carl Stanton
Title: Chief Executive Officer

FOCUS IMPACT BH3 NEWCO, INC.

By:	/s/ Carl Stanton
Name: Carl Stanton
Title: Chief Executive Officer

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

CORE COMPANY SECURITYHOLDERS:

By:	/s/ Randy Soule
Name: Randy Soule

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

CORE COMPANY SECURITYHOLDERS:

RESC RENEWABLES HOLDINGS, LLC

By:	/s/ Randy Soule
Name: Randy Soule
Title: Authorized Signatory

Schedule 1

Exhibit A
Consent of Spouse
I,          , spouse of [Name of Core Company Securityholder], have read and approved that certain Company Support Agreement (the “Agreement”), dated as of March 11, 2024, by and among XCF Global Capital, Inc., Focus Impact BH3 Acquisition Company, and the Core Company Securityholder. In consideration of the right of my spouse to participate in the transactions described in the Agreement, I hereby appoint my spouse as my attorney-in-fact in respect to the exercise of any rights under the Agreement insofar as I may have any rights under the community property laws of           or similar laws relating to marital property in effect in the state, province and/or country of our residence as of the date of the signing of the foregoing Agreement.

Dated: March 11, 2024	By:
Name:

Annex F
EXECUTION COPY
COMPANY SUPPORT AGREEMENT
THIS COMPANY SUPPORT AGREEMENT (this “Agreement”), dated as of March 11, 2024, is made by and among XCF Global Capital, Inc., a Nevada corporation (the “Company”), Focus Impact BH3 Acquisition Company, a Delaware corporation (the “SPAC”), Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of the SPAC (“NewCo”), and the individual and/or entity whose names appear in the signature block to this Agreement (each, a “Core Company Securityholder” and, collectively, the “Core Company Securityholders”).
W I T N E S S E T H:
WHEREAS, concurrently with the execution of this Agreement, the Company, the SPAC, NewCo and one or more acquisition entities are entering into a Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “BCA”) providing for, among other things, the combination of the Company and the SPAC (as further described in the BCA, the “Business Combination”), pursuant to which, among other things, (i) the SPAC will merge with and into Focus Impact BH3 Merger Sub 1, LLC, a Delaware limited liability company (“Merger Sub 1” and such transaction, the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger, (ii) Focus Impact BH3 Merger Sub 2, Inc., a Delaware corporation (“Merger Sub 2”) will merge with and into the Company (the “Company Merger”), with the Company being the surviving corporation of the Company Merger, (iii) as a result of the Company Merger, among other things, each share of common stock of the Company outstanding immediately prior to the Company Merger will no longer be outstanding and will automatically be converted into the right of the holder thereof to receive shares of Class A common stock of NewCo (the “NewCo Common Stock”), and (iv) the shares of NewCo Common Stock will be listed on the Applicable Exchange;
WHEREAS, as a condition and inducement to the SPAC and NewCo entering into the BCA, the SPAC and NewCo have required that the securityholders of the Company (including the Core Company Securityholders) enter into an agreement in the form of this Agreement (each such agreement, a “Company Support Agreement”); and
WHEREAS, the board of directors of each of the Company, the SPAC and NewCo has authorized the entering into of the BCA and approved the execution and delivery of this Agreement and each other Company Support Agreement in connection therewith, understanding that the execution and delivery of this Agreement and each other Company Support Agreement is a material inducement and condition to the Company’s, the SPAC’s and NewCo’s willingness to enter into the BCA.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE 1
GENERAL
Section 1.01. Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the BCA. The following capitalized terms, as used in this Agreement, shall have the following meanings:
“Beneficial Ownership” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall each have a correlative meaning.
“Company Merger Effective Time” has the meaning set forth in the BCA.
“Core Company Securityholder Related Parties” means the Core Company Securityholders and their respective Affiliates.
“Covered Shares” means, with respect to a Core Company Securityholder, the specified Core Company Securityholder’s Existing Shares, together with (a) any shares of the Company or Equity Securities convertible into or exercisable or exchangeable for shares of the Company (including, for the avoidance of doubt, any options, restricted stock units, convertible notes and warrants of the Company) and (b) prior to the
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consummation of the New Rise Acquisitions, the equity interests in New Rise, as well as any securities convertible into or exercisable or exchangeable for equity interests in New Rise), in each case, that such specified Core Company Securityholder has or acquires Beneficial Ownership of on or after the date hereof and over which such specified Core Company Securityholder has voting power (including, for the avoidance of doubt, any shares of the Company or Equity Securities convertible into or exercisable or exchangeable for shares of the Company issued in connection with the closing of the New Rise Acquisitions). In addition, from and after the Company Merger Effective Time until the Expiration Time, the “Covered Shares” shall be deemed to also include the shares of NewCo Common Stock received by a Core Company Securityholder in the Business Combination or upon the exercise of any Covered Shares following the Effective Time (until the Expiration Time).
“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement). The term “Encumber” shall have a correlative meaning.
“Existing Shares” means, with respect to a Core Company Securityholder, (a) the shares of the Company’s common stock, $0.001 par value per share, as well as any Equity Securities convertible into or exercisable or exchangeable for shares of common stock of the Company and (b) prior to the consummation of the New Rise Acquisitions, the equity interests in New Rise, as well as any securities convertible into or exercisable or exchangeable for equity interests in New Rise. The Core Company Securityholders’ Existing Shares are set forth on Schedule 1 of this Agreement.
“Expiration Time” means the earlier to occur of (a) the first date on which the Lock-up Period has expired and (b) such date and time as the BCA shall be terminated in accordance with Section 8.1 thereof.
“New Rise” means, collectively, New Rise Renewables, LLC, a Delaware limited liability company, and New Rise SAF Renewables Limited Liability Company, a Wyoming limited liability company.
“Permitted Transfer” means a Transfer of Covered Shares (a) in the case of an entity, to any affiliate of such entity or a distribution to the members or partners of such entity; (b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; or (d) in the case of an individual, pursuant to a qualified domestic relations order; provided, however, that all such permitted transferees must enter into a written agreement with the Company, the SPAC and NewCo agreeing to be bound by the terms of this Agreement as if a party hereto, and if such written agreement is not executed and delivered to the Company, the SPAC and NewCo, such Transfer shall not be a Permitted Transfer hereunder and shall be null and void.
“Transfer” means, directly or indirectly, to sell, transfer, gift, assign, pledge, Encumber, hypothecate, hedge or similarly dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, gift, assignment, pledge, Encumbrance, hypothecation, hedge or similar disposition of (including by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).
ARTICLE 2
VOTING
Section 2.01. Agreement to Vote.
(a) Each Core Company Securityholder hereby irrevocably and unconditionally agrees that during the period between the execution of this Agreement and the earlier of (i) the termination of the BCA in accordance with its terms and (ii) the Closing, at a meeting of the Company’s shareholders (the “Special Meeting”), and at any other meeting of the shareholders of the Company, however called, including any adjournment or
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postponement thereof, and in connection with any written consent of shareholders of the Company, such Core Company Securityholder shall, in each case to the fullest extent that the Covered Shares of such Core Company Securityholder are entitled to vote thereon or consent thereto:
(i) appear at each such meeting or otherwise cause such Covered Shares to be counted as present thereat for purposes of calculating a quorum, or respond to the request by the Company for written consent, as applicable; and
(ii) vote (or cause to be voted), in person or by proxy, or by written consent, as applicable, all of such Covered Shares (A) in favor of (1) the adoption and approval of the BCA and approval of any other matters necessary or reasonably requested by NewCo, the Company and the SPAC in connection therewith, and (2) any proposal to adjourn or postpone any meeting of the shareholders of the Company at which any of the foregoing matters are submitted for consideration and vote of the shareholders of the Company to a later date if there are not a quorum or sufficient votes for approval of such matters on the date on which the meeting is held to vote upon any of the foregoing matters; (B) if a shareholder vote is required with respect thereto, against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the BCA, or of the Core Company Securityholders contained in this Agreement; and (C) if a shareholder vote is required with respect thereto, against (1) any proposals that compete with the Business Combination or involve any other transaction, business combination with a Person other than the SPAC, NewCo or their respective Affiliates that is required or permitted to be submitted to a vote of the shareholders of the Company, (2) any other action, agreement or transaction involving the Company, New Rise or any of their respective Affiliates that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Business Combination or this Agreement or the performance by the Company of its obligations under the BCA or by any Core Company Securityholder of its obligations under this Agreement and (3) any proposal, action or agreement that would change in any manner the dividend policy or capitalization of, including the voting rights of, any class of capital stock or other securities of the Company (other than, in the case of this clause (3), pursuant to the BCA or the Ancillary Documents and the transactions contemplated thereby); and
(iii) to the extent necessary, consent to, and take any actions required with respect to, the conversion of its Covered Shares into the Per Share Company Merger Consideration in accordance with the BCA and the settlement of any other equity or equity-linked securities in a manner in accordance with the BCA, including the delivery of customary letters of transmittal or otherwise.
(b) Each Core Company Securityholder hereby (i) waives, and agrees not to exercise or assert, any dissent, appraisal or similar rights in connection with the Business Combination and (ii) agrees (A) not to commence or participate in, and (B) to take all actions necessary to opt out of, any class action with respect to, any claim, derivative or otherwise, against the Company or any of its Affiliates relating to the negotiation, execution or delivery of this Agreement, the BCA or the consummation of the Business Combination, including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with this Agreement, the BCA or the Business Combination.
(c) The obligations of the Core Company Securityholders specified in this Section 2.01 shall apply whether or not (i) the Business Combination, the BCA or any action described above is recommended by the Board of Directors of the Company (or any committee thereof) or (ii) the Board of Directors of the Company has previously recommended the Business Combination, the BCA or any action described above and subsequently withdrawn or otherwise changed such recommendation.
Section 2.02. No Inconsistent Agreements. Each Core Company Securityholder hereby covenants and agrees that, except for this Agreement, such Core Company Securityholder (a) has not entered into, and shall not enter into at any time prior to the Company Merger Effective Time, any voting agreement or voting trust with respect to the Covered Shares of such Core Company Securityholder, (b) has not granted, and shall not grant at any time prior to the Company Merger Effective Time, a proxy (except pursuant to Section 2.03 or pursuant to any proxy in form and substance reasonably satisfactory to the SPAC, NewCo and the Company delivered to the Company, directing that the Covered Shares of such Core Company Securityholder be voted in accordance with Section 2.01), consent or power of attorney (other than in the letter of transmittal being used in the Business Combination, if any) with respect
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to the Covered Shares of such Core Company Securityholder and (c) has not taken and shall not knowingly take any action that would make any representation or warranty of such Core Company Securityholder contained herein untrue or incorrect or have the effect of preventing or disabling such Core Company Securityholder from performing any of its covenants or obligations under this Agreement. Each Core Company Securityholder hereby represents that all proxies, powers of attorney, instructions or other requests given by such Core Company Securityholder prior to the execution of this Agreement in respect of the voting of the Covered Shares of such Core Company Securityholder, if any, are not irrevocable and such Core Company Securityholder hereby revokes (and shall cause to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to such Core Company Securityholder’s Covered Shares.
Section 2.03. Proxy. Each Core Company Securityholder hereby irrevocably appoints as its proxy and attorney-in-fact, the Company and any Person designated in writing by the Company, each of them individually, with full power of substitution and resubstitution, until the termination of this Agreement, to vote the Covered Shares Beneficially Owned by such Core Company Securityholder in accordance with Section 2.01 in connection with any vote of shareholders of the Company in respect of any of the matters described in Section 2.01; provided, however, that such Core Company Securityholder’s grant of the proxy contemplated by this Section 2.03 shall be effective if, and only if, such Core Company Securityholder fails to vote such Covered Shares (or grant a consent or approval, as applicable) in accordance with Section 2.01. This proxy, if it becomes effective, is coupled with an interest, is given as an additional inducement of the Company, the SPAC, and NewCo to enter into the BCA and shall be irrevocable prior to the Effective Time, at which time any such proxy shall terminate and be released. Neither the Company, the SPAC, NewCo nor any Person may exercise this proxy on any matter, or in circumstance, except as provided above.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
Each Core Company Securityholder hereby represents and warrants to the SPAC, NewCo and the Company as to, and only as to, such Core Company Securityholder as follows:
Section 3.01. Authorization; Validity of Agreement. If such Core Company Securityholder is not an individual, such Core Company Securityholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Core Company Securityholder has the requisite capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized (to the extent authorization is required), executed and delivered by such Core Company Securityholder and, assuming this Agreement constitutes a valid and binding obligation of the SPAC, NewCo and the Company, constitutes a legal, valid and binding obligation of such Core Company Securityholder, enforceable against such Core Company Securityholder in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). If such Core Company Securityholder is married and such Core Company Securityholder’s Covered Shares constitute community property under applicable Law, a spousal consent in substantially the form attached hereto as Exhibit A has been duly executed and delivered by, and constitutes the valid and binding agreement of, such Core Company Securityholder’s spouse (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).
Section 3.02. Ownership. Except as otherwise set forth on Schedule 1, unless Transferred pursuant to a Permitted Transfer in accordance with this Agreement, (a) such Core Company Securityholder’s Existing Shares, if any, are, and all of the Covered Shares Beneficially Owned by such Core Company Securityholder from the date hereof through and at the Company Merger Effective Time will be, Beneficially Owned by such Core Company Securityholder, and (b) such Core Company Securityholder has good and valid title to such Core Company Securityholder’s Existing Shares, if any, free and clear of any Encumbrances other than pursuant to this Agreement, or under applicable federal or state securities laws. Such Core Company Securityholder has and will have at all times through the Company Merger Effective Time sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article 2, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Core Company Securityholder’s Existing Shares, except with respect to any Existing Shares that are Transferred pursuant to a Permitted Transfer in accordance with this Agreement. Such Core Company Securityholder does not have any entitlement to any shares or equity in the Company, other than the Existing Shares set forth on
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Schedule 1. Any promissory notes issued by the Company or any of its Subsidiaries to such Core Company Securityholder and convertible into Company Shares were converted into Company Shares (which Company Shares are set forth on Schedule 1) in full satisfaction of any obligations of the Company or any of its Subsidiaries under such promissory notes, and such promissory notes were cancelled and extinguished with no further consideration due thereunder.
Section 3.03. No Violation. The execution and delivery of this Agreement by such Core Company Securityholder does not, and the performance by such Core Company Securityholder of its obligations under this Agreement will not, (a) conflict with or violate any applicable Law or, if applicable, any certificate or articles of incorporation, as applicable, or bylaws, limited liability company operating agreement or other equivalent organizational documents of such Core Company Securityholder, or (b) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the properties or assets of such Core Company Securityholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Core Company Securityholder is a party or by which such Core Company Securityholder or any of its, his or her properties or assets may be bound, except in each case as would not prevent or delay consummation of the Business Combination and the other transactions contemplated by the BCA or impair the ability of such Core Company Securityholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.
Section 3.04. Consents and Approvals. The execution and delivery of this Agreement by such Core Company Securityholder does not, and the performance by such Core Company Securityholder of its, his or her obligations under this Agreement and the consummation by such Core Company Securityholder of the transactions contemplated hereby will not, require such Core Company Securityholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.
Section 3.05. Absence of Litigation. As of the date hereof, there is no litigation, action, suit or proceeding pending or, to the knowledge of such Core Company Securityholder, threatened against or affecting such Core Company Securityholder and/or any of its Affiliates before or by any Governmental Authority that would reasonably be expected to impair the ability of such Core Company Securityholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.
Section 3.06. Reliance by the Company, the SPAC and NewCo. Such Core Company Securityholder understands and acknowledges that the Company, the SPAC and NewCo are entering into the BCA in reliance upon the execution and delivery of this Agreement by such Core Company Securityholder and the representations and warranties of such Core Company Securityholder contained herein. Such Core Company Securityholder understands and acknowledges that the BCA governs the terms of the Business Combination and the other transactions contemplated thereby.
Section 3.07. Adequate Information. Such Core Company Securityholder is a sophisticated holder with respect to the Covered Shares and has adequate information concerning the transactions contemplated by the BCA and concerning the business and financial condition of the SPAC, NewCo and the Company to make an informed decision regarding the matters referred to herein and has independently, based on such information as such Core Company Securityholder has deemed appropriate, made such Core Company Securityholder’s own analysis and decision to enter into this Agreement.
ARTICLE 4
OTHER COVENANTS
Section 4.01. Prohibition on Transfers; Other Actions.
(a) Each Core Company Securityholder agrees that, from the date hereof until the Company Merger Effective Time (and without limitation of the provisions set forth in Section 4.01(b)), such Core Company Securityholder shall not (i) Transfer or permit the Transfer of such Core Company Securityholder’s Covered Shares, Beneficial Ownership thereof or any other interest therein unless such Transfer is a Permitted Transfer effected in accordance with the terms of this Agreement; (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or would reasonably be expected to violate or conflict, or result in or give rise to a violation of, such Core Company Securityholder’s representations,
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warranties, covenants and obligations under this Agreement; or (iii) take any action that would restrict or otherwise adversely affect such Core Company Securityholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement. Any Transfer in violation of this provision shall be void ab initio. Until the earlier of the termination of the BCA in accordance with its terms and the Effective Time (and without limitation of the provisions set forth in Section 4.01(b)), such Core Company Securityholder (A) shall not request that the Company register the transfer (book-entry or otherwise) of any of such Core Company Securityholder’s Covered Shares or any certificate in respect thereof and (B) hereby consents to the entry of stop transfer instructions by the Company with respect to any transfer of such Core Company Securityholder’s Covered Shares, unless, in each case, such transfer is a Permitted Transfer effected in accordance with the terms of this Agreement. Notwithstanding the foregoing, unless and until the Company or BHAC obtains not less than $50,000,000 in additional financing following the execution and delivery of the BCA, a Core Company Securityholder may Transfer such Core Company Securityholder’s Covered Shares comprising such Core Company Securityholder’s direct or indirect equity interests in New Rise (including any securities convertible into or exercisable or exchangeable for direct or indirect equity interests in New Rise, the “New Rise Equity Interests”), in one or more transactions, in an aggregate amount of up to the lesser of (x) 15% of such Core Company Securityholder’s New Rise Equity Interests and (y) $50,000,000, and any such transfer(s) shall be considered a Permitted Transfer for all purposes of this Agreement; provided, however, that prior to any such Transfer (1) the Core Company Securityholder reasonably consults with the SPAC and the Company with respect to such Transfer, (2) the transferee must enter into a written agreement with the Company, the SPAC and NewCo agreeing to be bound by the terms of this Agreement as if a party hereto in form and substance reasonably acceptable to the SPAC and the Company and (3) the agreement between the Core Company Securityholder and the transferee include provisions, in form and substance reasonably acceptable to the Company and the SPAC, through which the transferee agrees to sell such acquired New Rise Equity Interests to the Company at the closing of the New Rise Acquisitions, and if the foregoing is not satisfied, such transfer shall not be considered a Permitted Transfer hereunder and shall be null and void ab initio.
(b) With respect to ninety percent (90%) of the undersigned Core Company Securityholder’s Covered Shares (the “Lock-up Shares”), the Core Company Securityholder shall not Transfer, or permit any Transfer, of such Lock-Up Shares (unless such Transfer is a Permitted Transfer effected in accordance with the terms of this Agreement) until the earlier of (i) twelve (12) months after the completion of the Business Combination and (ii) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) shareholders having the right to exchange their securities for cash, securities or other property (the “Lock-up Period”). Notwithstanding the foregoing, if, subsequent to the Business Combination, the closing price of the shares of NewCo Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Business Combination, such Lock-up Shares shall be released from such lock-up. Notwithstanding the foregoing, with respect to the Lock-up Shares, the Core Company Securityholder may Transfer, or permit a Transfer of, such Lock-up Shares according to the following schedule: (i) on or after ninety (90) days following the first quarterly earnings release published following the completion of the Business Combination, ten percent (10%) of the Lock-up Shares; (ii) on or after one hundred eighty (180) days following the closing date of the Business Combination, thirty percent (30%) of the Lock-up Shares; and (iii) on or after three hundred sixty (360) days following the closing date of the Business Combination, sixty percent (60%) of the Lock-up Shares.
Section 4.02. Dividends, Distributions, Etc. In the event of any change in the shares of the Company, the SPAC or NewCo, as the case may be, by reason of any reclassification, recapitalization, reorganization, share split (including a reverse share split) or subdivision or combination, exchange or readjustment of shares, or any dividend or distribution, merger or other similar change in capitalization, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
Section 4.03. Notice of Acquisitions. Each Core Company Securityholder agrees to notify the SPAC, NewCo and the Company as promptly as reasonably practicable of the number of any additional shares of the Company or other Equity Securities convertible into or exercisable or exchangeable for shares of the Company of which such Core Company Securityholder acquires Beneficial Ownership on or after the date hereof and prior to the Effective Time.
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Section 4.04. Waiver of New Rise Reversion Option; Termination Date. Each Core Company Securityholder acknowledges and agrees that the date set forth in Section 9.01(c)(ii) and the “Change of Control Deadline” set forth in Section 9.03 of each of (a) that certain Membership Interest Purchase Agreement, dated as of December 8, 2023, by and between the Company and RESC Renewables Holdings, LLC, a Nevada limited liability company (“RESC Renewable Holdings”), and (b) that certain Membership Interest Purchase Agreement, dated as of December 8, 2023, by and among the Company, Randy Soule and GL Part I SPV, LLC, a Wyoming limited liability company (the foregoing clauses (a) and (b), collectively, the “New Rise Acquisition Agreements”), shall be extended to the Termination Date (as defined in the BCA, as may be extended by the parties to the BCA). Each Core Company Securityholder waives any right arising under or in connection with Section 9.03 of each New Rise Acquisition Agreement as a result of a Change of Control Transaction (as defined in the applicable New Rise Acquisition Agreement) not being effectuated by April 30, 2024 or any other certain date.
Section 4.05. [Intentionally Omitted].
Section 4.06. Certain New Rise MIPA Matters. The Core Company Securityholders agree to be bound by Section 5.1 of the Business Combination Agreement in respect of New Rise at all times prior to the consummation of the New Rise Acquisitions, and will not take the actions thereunder without the prior written consent of BHAC and the Company, in accordance with such Section 5.1. The Core Company Securityholders will use reasonable best efforts to obtain all consents of third parties, under contracts entered into by New Rise or one of its subsidiaries, in connection with the consummation of the New Rise Acquisitions and the Business Combination and any such consent obtained in respect of the New Rise Acquisitions shall contemplate and permit the subsequent Business Combination in each case in form and substance reasonably agreed by BHAC and the Company. Additionally, the Core Company Securityholders agree that notwithstanding anything to the contrary set forth in the New Rise MIPAs (including Section 5.12 thereof), the Company shall be entitled in its sole discretion as the sole member of New Rise, from and after the consummation of the New Rise Acquisitions, to appoint the manager of New Rise.
Section 4.07. Registration Rights. Subject to the terms and conditions set forth in the Registration Rights Agreement, the Company shall use its commercially reasonable efforts to cause to be filed with the SEC a registration statement registering the resale of the Covered Shares (the initial registration statement and any other registration statement that may be filed pursuant to this Section 4.06, the “Registration Statement”) within 60 days after the Closing, and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. The Company shall advise the Core Company Securityholders upon the Registration Statement being declared effective by the SEC. The Core Company Securityholders shall be entitled to customary registration rights with respect to the Covered Shares, including the right to request that the Covered Shares be included in the Registration Statement, in each case, subject to the terms and conditions set forth in the Registration Rights Agreement.
Section 4.08. Further Assurances. Each Core Company Securityholder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary to consummate the transactions contemplated by (a) the New Rise Acquisition Agreements, including the New Rise Acquisitions, and (b) the BCA and the Ancillary Documents, including the Business Combination, in each case, on the terms and subject to the conditions set forth therein as promptly as practicable following the date hereof.
ARTICLE 5
MISCELLANEOUS
Section 5.01. Termination. This Agreement shall remain in effect until the Expiration Time, at which time this Agreement shall terminate in its entirety and be of no further force or effect; provided, however, that any proxy granted hereunder shall be automatically and immediately terminated and released at the Company Merger Effective Time. Neither the provisions of this Section 5.01 nor the termination of this Agreement shall (a) relieve any party hereto from any liability of such party to any other party incurred prior to such termination or expiration, (b) relieve any party hereto from any liability to any other party arising out of or in connection with any breach of this Agreement prior to such termination or expiration or fraud (c) terminate the obligations under Section 2.01(b).
Section 5.02. No Agreement as Director. Notwithstanding any provision in this Agreement to the contrary, nothing in this Agreement shall (a) limit, restrict or otherwise affect any Core Company Securityholder or any Affiliate or Representative of such Core Company Securityholder in his or her capacity as a director of the Company from acting (or not acting) in such capacity or voting in the capacity as a director in such person’s sole discretion on any matter, including in respect of the BCA, and no such actions or votes shall be deemed a breach of this
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Agreement, or (b) be construed to prohibit, limit or restrict any Core Company Securityholder or any Affiliates or Representatives of such Core Company Securityholder from exercising fiduciary duties as a director of the Company solely in their capacity as such, and not acting in their capacity as a securityholder. Without limiting the foregoing, it is the intention of the parties hereto that this Agreement shall apply to the Core Company Securityholders solely in the Core Company Securityholders’ capacity as shareholders of the Company.
Section 5.03. No Ownership Interest. The Core Company Securityholders have agreed to enter into this Agreement and act in the manner specified in this Agreement for consideration. Except as expressly set forth in this Agreement, all rights and all ownership and economic benefits of and relating to each Core Company Securityholder’s Covered Shares shall remain vested in and belong to such Core Company Securityholder, and except as expressly set forth in this Agreement, nothing herein shall, or shall be construed to, grant the Company, the SPAC or NewCo any power, sole or shared, to direct or control the voting or disposition of any of such Covered Shares.
Section 5.04. Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing, by facsimile transmission with confirmation of receipt, by email transmission with confirmation of receipt or by recognized overnight or international courier service, as follows:

if to Company:

XCF Global Capital, Inc. 160 Spear Street San Francisco, CA 94105
Attention: Mihir Dange
Email: [***]

with a copy to (which shall not constitute notice):

Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103
Attention: Thomas Hanley; Christopher Connell
Email: [***]

if to the SPAC or NewCo:

Focus Impact BH3 Acquisition Company 1345 Avenue of the Americas, 33rd Floor New York, NY 10105
Attn: Carl Stanton
E-mail: [***]

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 02210022
Attn: Lauren M. Colasacco, P.C., Peter Seligson, P.C.
Email: [***]

and if to the Core Company Securityholders, to the address set forth on Schedule 1,

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
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Section 5.05. Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.
Section 5.06. Counterparts. This Agreement may be executed in counterparts (which may be delivered by facsimile or other electronic transmission), each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.
Section 5.07. Entire Agreement. This Agreement and, to the extent referenced herein, the BCA, together with the several agreements and other documents and instruments referred to herein or therein or attached hereto or thereto, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, among the parties hereto with respect to the subject matter hereof and thereof. Except for the representations and warranties expressly contained in Article 3, no Core Company Securityholder makes any express or implied representation or warranty with respect to such Core Company Securityholder or the Covered Shares, or otherwise.
Section 5.08. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.
(b) The parties hereto each irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each party hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such party hereto is not personally subject to the jurisdiction of the courts as described in this Section 5.08(b) for any reason, (B) that such party hereto or such party hereto’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such party hereto in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such party hereto is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such party hereto in or by such courts. Each party hereto agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 5.04 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action
(c) THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREES AND CONSENTS THAT
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ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.08(B).
Section 5.09. Amendment; Waiver. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Section 5.10. Remedies. The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with their specific terms hereof or were otherwise breached and that it is accordingly agreed that, prior to termination of this Agreement, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in addition to any other remedy at law or equity.
Section 5.11. Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy in any jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and shall not be affected thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, this Agreement will be reformed, construed and enforced in such jurisdiction so as to effect the original intent of the parties hereto as closely as possible to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
Section 5.12. Successors and Assigns; Third Party Beneficiaries. Other than by any Core Company Securityholder to a transferee pursuant to a Permitted Transfer, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective heirs, executors, personal legal representatives, successors and permitted assigns. For the avoidance of doubt and without limiting the SPAC’s or NewCo’s rights hereunder, the SPAC and NewCo shall be a beneficiary of, and entitled to enforce, the rights of the Company hereunder.
Section 5.13. Expenses. Except as otherwise expressly set forth in the BCA, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
Section 5.14. Non-Recourse. Notwithstanding anything to the contrary herein or in any other documents delivered pursuant hereto, (a) this Agreement may be enforced only against, and any claim based upon, arising out of or related to a breach of this Agreement by the Core Company Securityholders may be made only against, the Core Company Securityholders (or in each case their respective Permitted Transferees), and (b) none of the Core Company Securityholder Related Parties shall have any liability for any liabilities of the parties hereto for any such claims (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith (other than any such Permitted Transferee).
Section 5.15. Acknowledgment of Counsel. Each party to this Agreement other than the Company hereby (a) acknowledges that (i) Stradley Ronon Stevens & Young, LLP represents and serves as counsel for only the Company (and no other party to this Agreement) with respect to this Agreement, the BCA and the transactions contemplated hereby or thereby and (ii) such party has either sought the advice of their own counsel or has had the opportunity to seek their own counsel and has chosen not to do so, and (b) gives their informed consent to Stradley Ronon Stevens & Young, LLP’s representation of the Company in connection with this Agreement, the BCA and the transactions contemplated hereby or thereby.
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Section 5.16. Trust Account Waiver. Section 9.18 of the BCA is incorporated herein by reference mutatis mutandis.
[Remainder of this page intentionally left blank]
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

XCF GLOBAL CAPITAL, INC.

By:	/s/ Mihir Dange
Name: Mihir Dange
Title: Chief Executive Officer

FOCUS IMPACT BH3 ACQUISITION COMPANY

By:	/s/ Carl Stanton
Name: Carl Stanton
Title: Chief Executive Officer

FOCUS IMPACT BH3 NEWCO, INC.

By:	/s/ Carl Stanton
Name: Carl Stanton
Title: Chief Executive Officer

[Signature Page to Company Support Agreement]
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

CORE COMPANY SECURITYHOLDERS:

GL PART SPV I, LLC

By:	/s/ Majique Ladnier
Name: Majique Ladnier
Title: Sole Member

[Signature Page to Company Support Agreement]
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Schedule 1
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Exhibit A

Consent of Spouse
I,          , spouse of [Name of Core Company Securityholder], have read and approved that certain Company Support Agreement (the “Agreement”), dated as of March 11, 2024, by and among XCF Global Capital, Inc., Focus Impact BH3 Acquisition Company, and the Core Company Securityholder. In consideration of the right of my spouse to participate in the transactions described in the Agreement, I hereby appoint my spouse as my attorney-in-fact in respect to the exercise of any rights under the Agreement insofar as I may have any rights under the community property laws of         or similar laws relating to marital property in effect in the state, province and/or country of our residence as of the date of the signing of the foregoing Agreement.

Dated: March 11, 2024	By:
Name:

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Annex G
COMPANY SUPPORT AGREEMENT
THIS COMPANY SUPPORT AGREEMENT (this “Agreement”), dated as of March 11, 2024, is made by and among XCF Global Capital, Inc., a Nevada corporation (the “Company”), Focus Impact BH3 Acquisition Company, a Delaware corporation (the “SPAC”), Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of the SPAC (“NewCo”), and the individual and/or entity whose names appear in the signature block to this Agreement (each, a “Core Company Securityholder” and, collectively, the “Core Company Securityholders”).
W I T N E S S E T H:
WHEREAS, concurrently with the execution of this Agreement, the Company, the SPAC, NewCo and one or more acquisition entities are entering into a Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “BCA”) providing for, among other things, the combination of the Company and the SPAC (as further described in the BCA, the “Business Combination”), pursuant to which, among other things, (i) the SPAC will merge with and into Focus Impact BH3 Merger Sub 1, LLC, a Delaware limited liability company (“Merger Sub 1” and such transaction, the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger, (ii) Focus Impact BH3 Merger Sub 2, Inc., a Delaware corporation (“Merger Sub 2”) will merge with and into the Company (the “Company Merger”), with the Company being the surviving corporation of the Company Merger, (iii) as a result of the Company Merger, among other things, each share of common stock of the Company outstanding immediately prior to the Company Merger will no longer be outstanding and will automatically be converted into the right of the holder thereof to receive shares of Class A common stock of NewCo (the “NewCo Common Stock”), and (iv) the shares of NewCo Common Stock will be listed on the Applicable Exchange;
WHEREAS, as a condition and inducement to the SPAC and NewCo entering into the BCA, the SPAC and NewCo have required that the securityholders of the Company (including the Core Company Securityholders) enter into an agreement in the form of this Agreement (each such agreement, a “Company Support Agreement”); and
WHEREAS, the board of directors of each of the Company, the SPAC and NewCo has authorized the entering into of the BCA and approved the execution and delivery of this Agreement and each other Company Support Agreement in connection therewith, understanding that the execution and delivery of this Agreement and each other Company Support Agreement is a material inducement and condition to the Company’s, the SPAC’s and NewCo’s willingness to enter into the BCA.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE 1
GENERAL
Section 1.01. Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the BCA. The following capitalized terms, as used in this Agreement, shall have the following meanings:
“Beneficial Ownership” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall each have a correlative meaning.
“Company Merger Effective Time” has the meaning set forth in the BCA.
“Core Company Securityholder Related Parties” means the Core Company Securityholders and their respective Affiliates.
“Covered Shares” means, with respect to a Core Company Securityholder, the specified Core Company Securityholder’s Existing Shares, together with any shares of the Company or Equity Securities convertible into or exercisable or exchangeable for shares of the Company (including, for the avoidance of doubt, any options, restricted stock units, convertible notes and warrants of the Company), in each case, that such specified Core Company Securityholder has or acquires Beneficial Ownership of on or after the date hereof and over which such specified Core Company Securityholder has voting power (including, for the avoidance of doubt, any shares of the Company or Equity Securities convertible into or exercisable or exchangeable for shares of the Company issued in connection with the closing of the New Rise Acquisitions). In addition, from and after the Company Merger Effective Time until the Expiration Time, the “Covered Shares” shall be deemed to also include the shares of NewCo Common Stock received by a Core Company Securityholder in the Business Combination or upon the exercise of any Covered Shares following the Effective Time (until the Expiration Time).
“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement). The term “Encumber” shall have a correlative meaning.
“Existing Shares” means, with respect to a Core Company Securityholder, the shares of the Company’s common stock, $0.001 par value per share, as well as any Equity Securities convertible into or exercisable or exchangeable for shares of common stock of the Company. The Core Company Securityholders’ Existing Shares are set forth on Schedule 1 of this Agreement.
“Expiration Time” means the earlier to occur of (a) the first date on which the Lock-up Period has expired and (b) such date and time as the BCA shall be terminated in accordance with Section 8.1 thereof.
“New Rise” means, collectively, New Rise Renewables, LLC, a Delaware limited liability company, and New Rise SAF Renewables Limited Liability Company, a Nevada limited liability company.
“Permitted Transfer” means a Transfer of Covered Shares (a) in the case of an entity, to any affiliate of such entity or a distribution to the members or partners of such entity; (b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; or (d) in the case of an individual, pursuant to a qualified domestic relations order; provided, however, that all such permitted transferees must enter into a written agreement with the Company, the SPAC and NewCo agreeing to be bound by the terms of this Agreement as if a party hereto, and if such written agreement is not executed and delivered to the Company, the SPAC and NewCo, such Transfer shall not be a Permitted Transfer hereunder and shall be null and void.
“Transfer” means, directly or indirectly, to sell, transfer, gift, assign, pledge, Encumber, hypothecate, hedge or similarly dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, gift, assignment, pledge, Encumbrance, hypothecation, hedge or similar disposition of (including by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).
ARTICLE 2
VOTING
Section 2.01. Agreement to Vote.
(a) Each Core Company Securityholder hereby irrevocably and unconditionally agrees that during the period between the execution of this Agreement and the earlier of (i) the termination of the BCA in accordance with its terms and (ii) the Closing, at a meeting of the Company’s shareholders (the “Special Meeting”), and at any other meeting of the shareholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any written consent of shareholders of the Company, such Core Company Securityholder shall, in each case to the fullest extent that the Covered Shares of such Core Company Securityholder are entitled to vote thereon or consent thereto:
(i) appear at each such meeting or otherwise cause such Covered Shares to be counted as present thereat for purposes of calculating a quorum, or respond to the request by the Company for written consent, as applicable; and

(ii) vote (or cause to be voted), in person or by proxy, or by written consent, as applicable, all of such Covered Shares (A) in favor of (1) the adoption and approval of the BCA and approval of any other matters necessary or reasonably requested by NewCo, the Company and the SPAC in connection therewith, and (2) any proposal to adjourn or postpone any meeting of the shareholders of the Company at which any of the foregoing matters are submitted for consideration and vote of the shareholders of the Company to a later date if there are not a quorum or sufficient votes for approval of such matters on the date on which the meeting is held to vote upon any of the foregoing matters; (B) if a shareholder vote is required with respect thereto, against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the BCA, or of the Core Company Securityholders contained in this Agreement; and (C) if a shareholder vote is required with respect thereto, against (1) any proposals that compete with the Business Combination or involve any other transaction, business combination with a Person other than the SPAC, NewCo or their respective Affiliates that is required or permitted to be submitted to a vote of the shareholders of the Company, (2) any other action, agreement or transaction involving the Company or any of its Affiliates that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Business Combination or this Agreement or the performance by the Company of its obligations under the BCA or by any Core Company Securityholder of its obligations under this Agreement and (3) any proposal, action or agreement that would change in any manner the dividend policy or capitalization of, including the voting rights of, any class of capital stock or other securities of the Company (other than, in the case of this clause (3), pursuant to the BCA or the Ancillary Documents and the transactions contemplated thereby); and
(iii) to the extent necessary, consent to, and take any actions required with respect to, the conversion of its Covered Shares into the Per Share Company Merger Consideration in accordance with the BCA and the settlement of any other equity or equity-linked securities in a manner in accordance with the BCA, including the delivery of customary letters of transmittal or otherwise.
(b) Each Core Company Securityholder hereby (i) waives, and agrees not to exercise or assert, any dissent, appraisal or similar rights in connection with the Business Combination and (ii) agrees (A) not to commence or participate in, and (B) to take all actions necessary to opt out of, any class action with respect to, any claim, derivative or otherwise, against the Company or any of its Affiliates relating to the negotiation, execution or delivery of this Agreement, the BCA or the consummation of the Business Combination, including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with this Agreement, the BCA or the Business Combination.
(c) The obligations of the Core Company Securityholders specified in this Section 2.01 shall apply whether or not (i) the Business Combination, the BCA or any action described above is recommended by the Board of Directors of the Company (or any committee thereof) or (ii) the Board of Directors of the Company has previously recommended the Business Combination, the BCA or any action described above and subsequently withdrawn or otherwise changed such recommendation.
Section 2.02. No Inconsistent Agreements. Each Core Company Securityholder hereby covenants and agrees that, except for this Agreement, such Core Company Securityholder (a) has not entered into, and shall not enter into at any time prior to the Company Merger Effective Time, any voting agreement or voting trust with respect to the Covered Shares of such Core Company Securityholder, (b) has not granted, and shall not grant at any time prior to the Company Merger Effective Time, a proxy (except pursuant to Section 2.03 or pursuant to any proxy in form and substance reasonably satisfactory to the SPAC, NewCo and the Company delivered to the Company, directing that the Covered Shares of such Core Company Securityholder be voted in accordance with Section 2.01), consent or power of attorney (other than in the letter of transmittal being used in the Business Combination, if any) with respect to the Covered Shares of such Core Company Securityholder and (c) has not taken and shall not knowingly take any action that would make any representation or warranty of such Core Company Securityholder contained herein untrue or incorrect or have the effect of preventing or disabling such Core Company Securityholder from performing any of its covenants or obligations under this Agreement. Each Core Company Securityholder hereby represents that all proxies, powers of attorney, instructions or other requests given by such Core Company Securityholder prior to the execution of this Agreement in respect of the voting of the Covered Shares of such Core Company Securityholder, if any, are not irrevocable and such Core Company Securityholder hereby revokes (and shall cause to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to such Core Company Securityholder’s Covered Shares.
Section 2.03. Proxy. Each Core Company Securityholder hereby irrevocably appoints as its proxy and attorney-in-fact, the Company and any Person designated in writing by the Company, each of them individually, with full power of substitution and resubstitution, until the termination of this Agreement, to vote the Covered Shares Beneficially Owned by such Core Company Securityholder in accordance with Section 2.01 in connection with any vote of shareholders of the Company in respect of any of the matters described in Section 2.01; provided, however, that such Core Company Securityholder’s grant of the proxy contemplated by this Section 2.03 shall be effective if, and only if, such Core Company Securityholder fails to vote such Covered Shares (or grant a consent or approval, as applicable) in accordance with Section 2.01. This proxy, if it becomes effective, is coupled with an interest, is given as an additional inducement of the Company, the SPAC, and NewCo to enter into the BCA and shall be irrevocable prior to the Effective Time, at which time any such proxy shall terminate and be released. Neither the Company, the SPAC, NewCo nor any Person may exercise this proxy on any matter, or in circumstance, except as provided above.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
Each Core Company Securityholder hereby represents and warrants to the SPAC, NewCo and the Company as to, and only as to, such Core Company Securityholder as follows:
Section 3.01. Authorization; Validity of Agreement. If such Core Company Securityholder is not an individual, such Core Company Securityholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Core Company Securityholder has the requisite capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized (to the extent authorization is required), executed and delivered by such Core Company Securityholder and, assuming this Agreement constitutes a valid and binding obligation of the SPAC, NewCo and the Company, constitutes a legal, valid and binding obligation of such Core Company Securityholder, enforceable against such Core Company Securityholder in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). If such Core Company Securityholder is married and such Core Company Securityholder’s Covered Shares constitute community property under applicable Law, a spousal consent in substantially the form attached hereto as Exhibit A has been duly executed and delivered by, and constitutes the valid and binding agreement of, such Core Company Securityholder’s spouse (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).
Section 3.02. Ownership. Except as otherwise set forth on Schedule 1, unless Transferred pursuant to a Permitted Transfer in accordance with this Agreement, (a) such Core Company Securityholder’s Existing Shares, if any, are, and all of the Covered Shares Beneficially Owned by such Core Company Securityholder from the date hereof through and at the Company Merger Effective Time will be, Beneficially Owned by such Core Company Securityholder, and (b) such Core Company Securityholder has good and valid title to such Core Company Securityholder’s Existing Shares, if any, free and clear of any Encumbrances other than pursuant to this Agreement, or under applicable federal or state securities laws. Such Core Company Securityholder has and will have at all times through the Company Merger Effective Time sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article 2, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Core Company Securityholder’s Existing Shares, except with respect to any Existing Shares that are Transferred pursuant to a Permitted Transfer in accordance with this Agreement. Such Core Company Securityholder does not have any entitlement to any shares or equity in the Company, other than the Existing Shares set forth on Schedule 1. Any promissory notes issued by the Company or any of its Subsidiaries to such Core Company Securityholder and convertible into Company Shares were converted into Company Shares (which Company Shares are set forth on Schedule 1) in full satisfaction of any obligations of the Company or any of its Subsidiaries under such promissory notes, and such promissory notes were cancelled and extinguished with no further consideration due thereunder.

Section 3.03. No Violation. The execution and delivery of this Agreement by such Core Company Securityholder does not, and the performance by such Core Company Securityholder of its obligations under this Agreement will not, (a) conflict with or violate any applicable Law or, if applicable, any certificate or articles of incorporation, as applicable, or bylaws, limited liability company operating agreement or other equivalent organizational documents of such Core Company Securityholder, or (b) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the properties or assets of such Core Company Securityholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Core Company Securityholder is a party or by which such Core Company Securityholder or any of its, his or her properties or assets may be bound, except in each case as would not prevent or delay consummation of the Business Combination and the other transactions contemplated by the BCA or impair the ability of such Core Company Securityholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.
Section 3.04. Consents and Approvals. The execution and delivery of this Agreement by such Core Company Securityholder does not, and the performance by such Core Company Securityholder of its, his or her obligations under this Agreement and the consummation by such Core Company Securityholder of the transactions contemplated hereby will not, require such Core Company Securityholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.
Section 3.05. Absence of Litigation. As of the date hereof, there is no litigation, action, suit or proceeding pending or, to the knowledge of such Core Company Securityholder, threatened against or affecting such Core Company Securityholder and/or any of its Affiliates before or by any Governmental Authority that would reasonably be expected to impair the ability of such Core Company Securityholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.
Section 3.06. Reliance by the Company, the SPAC and NewCo. Such Core Company Securityholder understands and acknowledges that the Company, the SPAC and NewCo are entering into the BCA in reliance upon the execution and delivery of this Agreement by such Core Company Securityholder and the representations and warranties of such Core Company Securityholder contained herein. Such Core Company Securityholder understands and acknowledges that the BCA governs the terms of the Business Combination and the other transactions contemplated thereby.
Section 3.07. Adequate Information. Such Core Company Securityholder is a sophisticated holder with respect to the Covered Shares and has adequate information concerning the transactions contemplated by the BCA and concerning the business and financial condition of the SPAC, NewCo and the Company to make an informed decision regarding the matters referred to herein and has independently, based on such information as such Core Company Securityholder has deemed appropriate, made such Core Company Securityholder’s own analysis and decision to enter into this Agreement.
ARTICLE 4
OTHER COVENANTS
Section 4.01. Prohibition on Transfers; Other Actions.
(a) Each Core Company Securityholder agrees that, from the date hereof until the Company Merger Effective Time (and without limitation of the provisions set forth in Section 4.01(b)), such Core Company Securityholder shall not (i) Transfer or permit the Transfer of such Core Company Securityholder’s Covered Shares, Beneficial Ownership thereof or any other interest therein unless such Transfer is a Permitted Transfer effected in accordance with the terms of this Agreement; (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or would reasonably be expected to violate or conflict, or result in or give rise to a violation of, such Core Company Securityholder’s representations, warranties, covenants and obligations under this Agreement; or (iii) take any action that would restrict or otherwise adversely affect such Core Company Securityholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement. Any Transfer in violation of this provision shall be void ab initio. Until the earlier of the termination of the BCA in accordance with its terms and the Effective Time (and without limitation of the provisions set forth in Section 4.01(b)), such Core Company Securityholder

(A) shall not request that the Company register the transfer (book-entry or otherwise) of any of such Core Company Securityholder’s Covered Shares or any certificate in respect thereof and (B) hereby consents to the entry of stop transfer instructions by the Company with respect to any transfer of such Core Company Securityholder’s Covered Shares, unless, in each case, such transfer is a Permitted Transfer effected in accordance with the terms of this Agreement.
(b) With respect to ninety percent (90%) of the undersigned Core Company Securityholder’s Covered Shares (the “Lock-up Shares”), the Core Company Securityholder shall not Transfer, or permit any Transfer, of such Lock-Up Shares (unless such Transfer is a Permitted Transfer effected in accordance with the terms of this Agreement) until the earlier of (i) twelve (12) months after the completion of the Business Combination and (ii) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) shareholders having the right to exchange their securities for cash, securities or other property (the “Lock-up Period”). Notwithstanding the foregoing, if, subsequent to the Business Combination, the closing price of the shares of NewCo Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Business Combination, such Lock-up Shares shall be released from such lock-up. Notwithstanding the foregoing, with respect to the Lock-up Shares, the Core Company Securityholder may Transfer, or permit a Transfer of, such Lock-up Shares according to the following schedule: (i) on or after ninety (90) days following the first quarterly earnings release published following the completion of the Business Combination, ten percent (10%) of the Lock-up Shares; (ii) on or after one hundred eighty (180) days following the closing date of the Business Combination, thirty percent (30%) of the Lock-up Shares; and (iii) on or after three hundred sixty (360) days following the closing date of the Business Combination, sixty percent (60%) of the Lock-up Shares.
Section 4.02. Dividends, Distributions, Etc. In the event of any change in the shares of the Company, the SPAC or NewCo, as the case may be, by reason of any reclassification, recapitalization, reorganization, share split (including a reverse share split) or subdivision or combination, exchange or readjustment of shares, or any dividend or distribution, merger or other similar change in capitalization, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
Section 4.03. Notice of Acquisitions. Each Core Company Securityholder agrees to notify the SPAC, NewCo and the Company as promptly as reasonably practicable of the number of any additional shares of the Company or other Equity Securities convertible into or exercisable or exchangeable for shares of the Company of which such Core Company Securityholder acquires Beneficial Ownership on or after the date hereof and prior to the Effective Time.
Section 4.04. [Intentionally Omitted].
Section 4.05. [Intentionally Omitted].
Section 4.06. Registration Rights. Subject to the terms and conditions set forth in the Registration Rights Agreement, the Company shall use its commercially reasonable efforts to cause to be filed with the SEC a registration statement registering the resale of the Covered Shares (the initial registration statement and any other registration statement that may be filed pursuant to this Section 4.06, the “Registration Statement”) within 60 days after the Closing, and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. The Company shall advise the Core Company Securityholders upon the Registration Statement being declared effective by the SEC. The Core Company Securityholders shall be entitled to customary registration rights with respect to the Covered Shares, including the right to request that the Covered Shares be included in the Registration Statement, in each case, subject to the terms and conditions set forth in the Registration Rights Agreement.
Section 4.07. Further Assurances. Each Core Company Securityholder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary to consummate the transactions contemplated by the BCA and the Ancillary Documents, including the Business Combination, in each case, on the terms and subject to the conditions set forth therein as promptly as practicable following the date hereof.

ARTICLE 5
MISCELLANEOUS
Section 5.01. Termination. This Agreement shall remain in effect until the Expiration Time, at which time this Agreement shall terminate in its entirety and be of no further force or effect; provided, however, that any proxy granted hereunder shall be automatically and immediately terminated and released at the Company Merger Effective Time. Neither the provisions of this Section 5.01 nor the termination of this Agreement shall (a) relieve any party hereto from any liability of such party to any other party incurred prior to such termination or expiration, (b) relieve any party hereto from any liability to any other party arising out of or in connection with any breach of this Agreement prior to such termination or expiration or fraud (c) terminate the obligations under Section 2.01(b).
Section 5.02. No Agreement as Director. Notwithstanding any provision in this Agreement to the contrary, nothing in this Agreement shall (a) limit, restrict or otherwise affect any Core Company Securityholder or any Affiliate or Representative of such Core Company Securityholder in his or her capacity as a director of the Company from acting (or not acting) in such capacity or voting in the capacity as a director in such person’s sole discretion on any matter, including in respect of the BCA, and no such actions or votes shall be deemed a breach of this Agreement, or (b) be construed to prohibit, limit or restrict any Core Company Securityholder or any Affiliates or Representatives of such Core Company Securityholder from exercising fiduciary duties as a director of the Company solely in their capacity as such, and not acting in their capacity as a securityholder. Without limiting the foregoing, it is the intention of the parties hereto that this Agreement shall apply to the Core Company Securityholders solely in the Core Company Securityholders’ capacity as shareholders of the Company.
Section 5.03. No Ownership Interest. The Core Company Securityholders have agreed to enter into this Agreement and act in the manner specified in this Agreement for consideration. Except as expressly set forth in this Agreement, all rights and all ownership and economic benefits of and relating to each Core Company Securityholder’s Covered Shares shall remain vested in and belong to such Core Company Securityholder, and except as expressly set forth in this Agreement, nothing herein shall, or shall be construed to, grant the Company, the SPAC or NewCo any power, sole or shared, to direct or control the voting or disposition of any of such Covered Shares.
Section 5.04. Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing, by facsimile transmission with confirmation of receipt, by email transmission with confirmation of receipt or by recognized overnight or international courier service, as follows:

if to Company:

XCF Global Capital, Inc.
160 Spear Street
San Francisco, CA 94105
Attention: Mihir Dange
Email: [***]

with a copy to (which shall not constitute notice):

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103
Attention: Thomas Hanley; Christopher Connell
Email: [***]

if to the SPAC or NewCo:

Focus Impact BH3 Acquisition Company
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105
Attn: Carl Stanton
E-mail: [***]

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 02210022
Attn: Lauren M. Colasacco, P.C., Peter Seligson, P.C.
Email: [***]

and if to the Core Company Securityholders, to the address set forth on Schedule 1,

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
Section 5.05. Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.
Section 5.06. Counterparts. This Agreement may be executed in counterparts (which may be delivered by facsimile or other electronic transmission), each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.
Section 5.07. Entire Agreement. This Agreement and, to the extent referenced herein, the BCA, together with the several agreements and other documents and instruments referred to herein or therein or attached hereto or thereto, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, among the parties hereto with respect to the subject matter hereof and thereof. Except for the representations and warranties expressly contained in Article 3, no Core Company Securityholder makes any express or implied representation or warranty with respect to such Core Company Securityholder or the Covered Shares, or otherwise.
Section 5.08 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.
(b) The parties hereto each irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each party hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such party hereto is not personally subject to the jurisdiction of the courts as described in this Section 5.08(b) for any reason, (B) that such party hereto or such party hereto’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such party hereto in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such party hereto is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such party hereto in or by such courts. Each party hereto agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 5.04 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action
(c) THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.08(B).
Section 5.09. Amendment; Waiver. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Section 5.10. Remedies. The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with their specific terms hereof or were otherwise breached and that it is accordingly agreed that, prior to termination of this Agreement, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in addition to any other remedy at law or equity.
Section 5.11. Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy in any jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and shall not be affected thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, this Agreement will be reformed, construed and enforced in such jurisdiction so as to effect the original intent of the parties hereto as closely as possible to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
Section 5.12. Successors and Assigns; Third Party Beneficiaries. Other than by any Core Company Securityholder to a transferee pursuant to a Permitted Transfer, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective heirs, executors, personal legal representatives, successors and permitted assigns. For the avoidance of doubt and without limiting the SPAC’s or NewCo’s rights hereunder, the SPAC and NewCo shall be a beneficiary of, and entitled to enforce, the rights of the Company hereunder.
Section 5.13. Expenses. Except as otherwise expressly set forth in the BCA, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
Section 5.14. Non-Recourse. Notwithstanding anything to the contrary herein or in any other documents delivered pursuant hereto, (a) this Agreement may be enforced only against, and any claim based upon, arising out of or related to a breach of this Agreement by the Core Company Securityholders may be made only against, the Core Company Securityholders (or in each case their respective Permitted Transferees), and (b) none of the Core Company Securityholder Related Parties shall have any liability for any liabilities of the parties hereto for any such claims (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith (other than any such Permitted Transferee).
Section 5.15. Acknowledgment of Counsel. Each party to this Agreement other than the Company hereby (a) acknowledges that (i) Stradley Ronon Stevens & Young, LLP represents and serves as counsel for only the Company (and no other party to this Agreement) with respect to this Agreement, the BCA and the transactions contemplated hereby or thereby and (ii) such party has either sought the advice of their own counsel or has had the opportunity to seek their own counsel and has chosen not to do so, and (b) gives their informed consent to Stradley Ronon Stevens & Young, LLP’s representation of the Company in connection with this Agreement, the BCA and the transactions contemplated hereby or thereby.
Section 5.16. Trust Account Waiver. Section 9.18 of the BCA is incorporated herein by reference mutatis mutandis.
[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

XCF GLOBAL CAPITAL, INC.

By:
Name:
Title:

FOCUS IMPACT BH3 ACQUISITION COMPANY

By:
Name:
Title:

FOCUS IMPACT BH3 NEWCO, INC.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

CORE COMPANY SECURITYHOLDERS:

[ ]

By:
Name:
Title:

Schedule 1

Exhibit A

Consent of Spouse
I,             , spouse of [Name of Core Company Securityholder], have read and approved that certain Company Support Agreement (the “Agreement”), dated as of March 11, 2024, by and among XCF Global Capital, Inc., Focus Impact BH3 Acquisition Company, and the Core Company Securityholder. In consideration of the right of my spouse to participate in the transactions described in the Agreement, I hereby appoint my spouse as my attorney-in-fact in respect to the exercise of any rights under the Agreement insofar as I may have any rights under the community property laws of           or similar laws relating to marital property in effect in the state, province and/or country of our residence as of the date of the signing of the foregoing Agreement.

Dated: March 11, 2024	By:
Name:

Annex H
EXECUTION COPY
COMPANY SUPPORT AGREEMENT
THIS COMPANY SUPPORT AGREEMENT (this “Agreement”), dated as of March 11, 2024, is made by and among XCF Global Capital, Inc., a Nevada corporation (the “Company”), Focus Impact BH3 Acquisition Company, a Delaware corporation (the “SPAC”), Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of the SPAC (“NewCo”), and the individual and/or entity whose names appear in the signature block to this Agreement (each, a “Core Company Securityholder” and, collectively, the “Core Company Securityholders”).
W I T N E S S E T H:
WHEREAS, concurrently with the execution of this Agreement, the Company, the SPAC, NewCo and one or more acquisition entities are entering into a Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “BCA”) providing for, among other things, the combination of the Company and the SPAC (as further described in the BCA, the “Business Combination”), pursuant to which, among other things, (i) the SPAC will merge with and into Focus Impact BH3 Merger Sub 1, LLC, a Delaware limited liability company (“Merger Sub 1” and such transaction, the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger, (ii) Focus Impact BH3 Merger Sub 2, Inc., a Delaware corporation (“Merger Sub 2”) will merge with and into the Company (the “Company Merger”), with the Company being the surviving corporation of the Company Merger, (iii) as a result of the Company Merger, among other things, each share of common stock of the Company outstanding immediately prior to the Company Merger will no longer be outstanding and will automatically be converted into the right of the holder thereof to receive shares of Class A common stock of NewCo (the “NewCo Common Stock”), and (iv) the shares of NewCo Common Stock will be listed on the Applicable Exchange;
WHEREAS, as a condition and inducement to the SPAC and NewCo entering into the BCA, the SPAC and NewCo have required that the securityholders of the Company (including the Core Company Securityholders) enter into an agreement in the form of this Agreement (each such agreement, a “Company Support Agreement”); and
WHEREAS, the board of directors of each of the Company, the SPAC and NewCo has authorized the entering into of the BCA and approved the execution and delivery of this Agreement and each other Company Support Agreement in connection therewith, understanding that the execution and delivery of this Agreement and each other Company Support Agreement is a material inducement and condition to the Company’s, the SPAC’s and NewCo’s willingness to enter into the BCA.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE 1
GENERAL
Section 1.01. Defined Terms. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the BCA. The following capitalized terms, as used in this Agreement, shall have the following meanings:
“Beneficial Ownership” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall each have a correlative meaning.
“Company Merger Effective Time” has the meaning set forth in the BCA.
“Core Company Securityholder Related Parties” means the Core Company Securityholders and their respective Affiliates.
“Covered Shares” means, with respect to a Core Company Securityholder, the specified Core Company Securityholder’s Existing Shares, together with any shares of the Company or Equity Securities convertible into or exercisable or exchangeable for shares of the Company (including, for the avoidance of doubt, any options, restricted stock units, convertible notes and warrants of the Company), in each case, that such specified Core Company Securityholder has or acquires Beneficial Ownership of on or after the date hereof and over which such specified Core Company Securityholder has voting power (including, for the avoidance of doubt, any shares of the Company or Equity Securities convertible into or exercisable or exchangeable for shares of the Company issued in connection with the closing of the New Rise Acquisitions). In addition, from and after the Company Merger Effective Time until the Expiration Time, the “Covered Shares” shall be deemed to also include the shares of NewCo Common Stock received by a Core Company Securityholder in the Business Combination or upon the exercise of any Covered Shares following the Effective Time (until the Expiration Time).
“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement). The term “Encumber” shall have a correlative meaning.
“Existing Shares” means, with respect to a Core Company Securityholder, the shares of the Company’s common stock, $0.001 par value per share, as well as any Equity Securities convertible into or exercisable or exchangeable for shares of common stock of the Company. The Core Company Securityholders’ Existing Shares are set forth on Schedule 1 of this Agreement.
“Expiration Time” means the earlier to occur of (a) the first date on which the Lock-up Period has expired and (b) such date and time as the BCA shall be terminated in accordance with Section 8.1 thereof.
“New Rise” means, collectively, New Rise Renewables, LLC, a Delaware limited liability company, and New Rise SAF Renewables Limited Liability Company, a Wyoming limited liability company.
“Permitted Transfer” means a Transfer of Covered Shares (a) in the case of an entity, to any affiliate of such entity or a distribution to the members or partners of such entity; (b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; or (d) in the case of an individual, pursuant to a qualified domestic relations order; provided, however, that all such permitted transferees must enter into a written agreement with the Company, the SPAC and NewCo agreeing to be bound by the terms of this Agreement as if a party hereto, and if such written agreement is not executed and delivered to the Company, the SPAC and NewCo, such Transfer shall not be a Permitted Transfer hereunder and shall be null and void.
“Transfer” means, directly or indirectly, to sell, transfer, gift, assign, pledge, Encumber, hypothecate, hedge or similarly dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, gift, assignment, pledge, Encumbrance, hypothecation, hedge or similar disposition of (including by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

ARTICLE 2
VOTING
Section 2.01. Agreement to Vote.
(a) Each Core Company Securityholder hereby irrevocably and unconditionally agrees that during the period between the execution of this Agreement and the earlier of (i) the termination of the BCA in accordance with its terms and (ii) the Closing, at a meeting of the Company’s shareholders (the “Special Meeting”), and at any other meeting of the shareholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any written consent of shareholders of the Company, such Core Company Securityholder shall, in each case to the fullest extent that the Covered Shares of such Core Company Securityholder are entitled to vote thereon or consent thereto:
(i) appear at each such meeting or otherwise cause such Covered Shares to be counted as present thereat for purposes of calculating a quorum, or respond to the request by the Company for written consent, as applicable; and
(ii) vote (or cause to be voted), in person or by proxy, or by written consent, as applicable, all of such Covered Shares (A) in favor of (1) the adoption and approval of the BCA and approval of any other matters necessary or reasonably requested by NewCo, the Company and the SPAC in connection therewith, and (2) any proposal to adjourn or postpone any meeting of the shareholders of the Company at which any of the foregoing matters are submitted for consideration and vote of the shareholders of the Company to a later date if there are not a quorum or sufficient votes for approval of such matters on the date on which the meeting is held to vote upon any of the foregoing matters; (B) if a shareholder vote is required with respect thereto, against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the BCA, or of the Core Company Securityholders contained in this Agreement; and (C) if a shareholder vote is required with respect thereto, against (1) any proposals that compete with the Business Combination or involve any other transaction, business combination with a Person other than the SPAC, NewCo or their respective Affiliates that is required or permitted to be submitted to a vote of the shareholders of the Company, (2) any other action, agreement or transaction involving the Company or any of its Affiliates that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Business Combination or this Agreement or the performance by the Company of its obligations under the BCA or by any Core Company Securityholder of its obligations under this Agreement and (3) any proposal, action or agreement that would change in any manner the dividend policy or capitalization of, including the voting rights of, any class of capital stock or other securities of the Company (other than, in the case of this clause (3), pursuant to the BCA or the Ancillary Documents and the transactions contemplated thereby); and
(iii) to the extent necessary, consent to, and take any actions required with respect to, the conversion of its Covered Shares into the Per Share Company Merger Consideration in accordance with the BCA and the settlement of any other equity or equity-linked securities in a manner in accordance with the BCA, including the delivery of customary letters of transmittal or otherwise.
(b) Each Core Company Securityholder hereby (i) waives, and agrees not to exercise or assert, any dissent, appraisal or similar rights in connection with the Business Combination and (ii) agrees (A) not to commence or participate in, and (B) to take all actions necessary to opt out of, any class action with respect to, any claim, derivative or otherwise, against the Company or any of its Affiliates relating to the negotiation, execution or delivery of this Agreement, the BCA or the consummation of the Business Combination, including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with this Agreement, the BCA or the Business Combination.
(c) The obligations of the Core Company Securityholders specified in this Section 2.01 shall apply whether or not (i) the Business Combination, the BCA or any action described above is recommended by the Board of Directors of the Company (or any committee thereof) or (ii) the Board of Directors of the Company has previously recommended the Business Combination, the BCA or any action described above and subsequently withdrawn or otherwise changed such recommendation.

Section 2.02. No Inconsistent Agreements. Each Core Company Securityholder hereby covenants and agrees that, except for this Agreement, such Core Company Securityholder (a) has not entered into, and shall not enter into at any time prior to the Company Merger Effective Time, any voting agreement or voting trust with respect to the Covered Shares of such Core Company Securityholder, (b) has not granted, and shall not grant at any time prior to the Company Merger Effective Time, a proxy (except pursuant to Section 2.03 or pursuant to any proxy in form and substance reasonably satisfactory to the SPAC, NewCo and the Company delivered to the Company, directing that the Covered Shares of such Core Company Securityholder be voted in accordance with Section 2.01), consent or power of attorney (other than in the letter of transmittal being used in the Business Combination, if any) with respect to the Covered Shares of such Core Company Securityholder and (c) has not taken and shall not knowingly take any action that would make any representation or warranty of such Core Company Securityholder contained herein untrue or incorrect or have the effect of preventing or disabling such Core Company Securityholder from performing any of its covenants or obligations under this Agreement. Each Core Company Securityholder hereby represents that all proxies, powers of attorney, instructions or other requests given by such Core Company Securityholder prior to the execution of this Agreement in respect of the voting of the Covered Shares of such Core Company Securityholder, if any, are not irrevocable and such Core Company Securityholder hereby revokes (and shall cause to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to such Core Company Securityholder’s Covered Shares.
Section 2.03. Proxy. Each Core Company Securityholder hereby irrevocably appoints as its proxy and attorney-in-fact, the Company and any Person designated in writing by the Company, each of them individually, with full power of substitution and resubstitution, until the termination of this Agreement, to vote the Covered Shares Beneficially Owned by such Core Company Securityholder in accordance with Section 2.01 in connection with any vote of shareholders of the Company in respect of any of the matters described in Section 2.01; provided, however, that such Core Company Securityholder’s grant of the proxy contemplated by this Section 2.03 shall be effective if, and only if, such Core Company Securityholder fails to vote such Covered Shares (or grant a consent or approval, as applicable) in accordance with Section 2.01. This proxy, if it becomes effective, is coupled with an interest, is given as an additional inducement of the Company, the SPAC, and NewCo to enter into the BCA and shall be irrevocable prior to the Effective Time, at which time any such proxy shall terminate and be released. Neither the Company, the SPAC, NewCo nor any Person may exercise this proxy on any matter, or in circumstance, except as provided above.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
Each Core Company Securityholder hereby represents and warrants to the SPAC, NewCo and the Company as to, and only as to, such Core Company Securityholder as follows:
Section 3.01. Authorization; Validity of Agreement. If such Core Company Securityholder is not an individual, such Core Company Securityholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Core Company Securityholder has the requisite capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized (to the extent authorization is required), executed and delivered by such Core Company Securityholder and, assuming this Agreement constitutes a valid and binding obligation of the SPAC, NewCo and the Company, constitutes a legal, valid and binding obligation of such Core Company Securityholder, enforceable against such Core Company Securityholder in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). If such Core Company Securityholder is married and such Core Company Securityholder’s Covered Shares constitute community property under applicable Law, a spousal consent in substantially the form attached hereto as Exhibit A has been duly executed and delivered by, and constitutes the valid and binding agreement of, such Core Company Securityholder’s spouse (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).
Section 3.02. Ownership. Except as otherwise set forth on Schedule 1, unless Transferred pursuant to a Permitted Transfer in accordance with this Agreement, (a) such Core Company Securityholder’s Existing Shares, if any, are, and all of the Covered Shares Beneficially Owned by such Core Company Securityholder from the date hereof through and at the Company Merger Effective Time will be, Beneficially Owned by such Core Company Securityholder, and (b) such Core Company Securityholder has good and valid title to such Core Company

Securityholder’s Existing Shares, if any, free and clear of any Encumbrances other than pursuant to this Agreement, or under applicable federal or state securities laws. Such Core Company Securityholder has and will have at all times through the Company Merger Effective Time sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article 2, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Core Company Securityholder’s Existing Shares, except with respect to any Existing Shares that are Transferred pursuant to a Permitted Transfer in accordance with this Agreement. Such Core Company Securityholder does not have any entitlement to any shares or equity in the Company, other than the Existing Shares set forth on Schedule 1.
Section 3.03. No Violation. The execution and delivery of this Agreement by such Core Company Securityholder does not, and the performance by such Core Company Securityholder of its obligations under this Agreement will not, (a) conflict with or violate any applicable Law or, if applicable, any certificate or articles of incorporation, as applicable, or bylaws, limited liability company operating agreement or other equivalent organizational documents of such Core Company Securityholder, or (b) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the properties or assets of such Core Company Securityholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Core Company Securityholder is a party or by which such Core Company Securityholder or any of its, his or her properties or assets may be bound, except in each case as would not prevent or delay consummation of the Business Combination and the other transactions contemplated by the BCA or impair the ability of such Core Company Securityholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.
Section 3.04. Consents and Approvals. The execution and delivery of this Agreement by such Core Company Securityholder does not, and the performance by such Core Company Securityholder of its, his or her obligations under this Agreement and the consummation by such Core Company Securityholder of the transactions contemplated hereby will not, require such Core Company Securityholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.
Section 3.05. Absence of Litigation. As of the date hereof, there is no litigation, action, suit or proceeding pending or, to the knowledge of such Core Company Securityholder, threatened against or affecting such Core Company Securityholder and/or any of its Affiliates before or by any Governmental Authority that would reasonably be expected to impair the ability of such Core Company Securityholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.
Section 3.06. Reliance by the Company, the SPAC and NewCo. Such Core Company Securityholder understands and acknowledges that the Company, the SPAC and NewCo are entering into the BCA in reliance upon the execution and delivery of this Agreement by such Core Company Securityholder and the representations and warranties of such Core Company Securityholder contained herein. Such Core Company Securityholder understands and acknowledges that the BCA governs the terms of the Business Combination and the other transactions contemplated thereby.
Section 3.07. Adequate Information. Such Core Company Securityholder is a sophisticated holder with respect to the Covered Shares and has adequate information concerning the transactions contemplated by the BCA and concerning the business and financial condition of the SPAC, NewCo and the Company to make an informed decision regarding the matters referred to herein and has independently, based on such information as such Core Company Securityholder has deemed appropriate, made such Core Company Securityholder’s own analysis and decision to enter into this Agreement.
ARTICLE 4
OTHER COVENANTS
Section 4.01. Prohibition on Transfers; Other Actions.
(a) Each Core Company Securityholder agrees that, from the date hereof until the Company Merger Effective Time (and without limitation of the provisions set forth in Section 4.01(b)), such Core Company Securityholder shall not (i) Transfer or permit the Transfer of such Core Company Securityholder’s Covered

Shares, Beneficial Ownership thereof or any other interest therein unless such Transfer is a Permitted Transfer effected in accordance with the terms of this Agreement; (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or would reasonably be expected to violate or conflict, or result in or give rise to a violation of, such Core Company Securityholder’s representations, warranties, covenants and obligations under this Agreement; or (iii) take any action that would restrict or otherwise adversely affect such Core Company Securityholder’s legal power, authority and right to comply with and perform its covenants and obligations under this Agreement. Any Transfer in violation of this provision shall be void ab initio. Until the earlier of the termination of the BCA in accordance with its terms and the Effective Time (and without limitation of the provisions set forth in Section 4.01(b)), such Core Company Securityholder (A) shall not request that the Company register the transfer (book-entry or otherwise) of any of such Core Company Securityholder’s Covered Shares or any certificate in respect thereof and (B) hereby consents to the entry of stop transfer instructions by the Company with respect to any transfer of such Core Company Securityholder’s Covered Shares, unless, in each case, such transfer is a Permitted Transfer effected in accordance with the terms of this Agreement.
(b) The Core Company Securityholders shall not Transfer, or permit any Transfer, of such Core Company Securityholder’s Covered Shares (unless such Transfer is a Permitted Transfer effected in accordance with the terms of this Agreement) until the earlier of (i) twelve (12) months after the completion of the Business Combination and (ii) the date on which NewCo (or its successor) completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of NewCo’s (or such successor’s) shareholders having the right to exchange their securities for cash, securities or other property (the “Lock-up Period”). Notwithstanding the foregoing, if, subsequent to the Business Combination, the closing price of the shares of NewCo Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Business Combination, such Core Company Securityholder’s Covered Shares shall be released from such Core Company Securityholder’s Covered Shares Lock-up.
Section 4.02. Dividends, Distributions, Etc. In the event of any change in the shares of the Company, the SPAC or NewCo, as the case may be, by reason of any reclassification, recapitalization, reorganization, share split (including a reverse share split) or subdivision or combination, exchange or readjustment of shares, or any dividend or distribution, merger or other similar change in capitalization, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
Section 4.03. Notice of Acquisitions. Each Core Company Securityholder agrees to notify the SPAC, NewCo and the Company as promptly as reasonably practicable of the number of any additional shares of the Company or other Equity Securities convertible into or exercisable or exchangeable for shares of the Company of which such Core Company Securityholder acquires Beneficial Ownership on or after the date hereof and prior to the Effective Time.
Section 4.04. [Intentionally omitted].
Section 4.05. [Intentionally omitted].
Section 4.06. Registration Rights. Subject to the terms and conditions set forth in the Registration Rights Agreement, the Company shall use its commercially reasonable efforts to cause to be filed with the SEC a registration statement registering the resale of the Covered Shares (the initial registration statement and any other registration statement that may be filed pursuant to this Section 4.06, the “Registration Statement”) within 60 days after the Closing, and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. The Company shall advise the Core Company Securityholders upon the Registration Statement being declared effective by the SEC. The Core Company Securityholders shall be entitled to customary registration rights with respect to the Covered Shares, including the right to request that the Covered Shares be included in the Registration Statement, in each case, subject to the terms and conditions set forth in the Registration Rights Agreement.
Section 4.07. Further Assurances. Each Core Company Securityholder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary to consummate the transactions contemplated by the BCA and the Ancillary Documents, including the Business Combination, in each case, on the terms and subject to the conditions set forth therein as promptly as practicable following the date hereof.

ARTICLE 5
MISCELLANEOUS
Section 5.01. Termination. This Agreement shall remain in effect until the Expiration Time, at which time this Agreement shall terminate in its entirety and be of no further force or effect; provided, however, that any proxy granted hereunder shall be automatically and immediately terminated and released at the Company Merger Effective Time. Neither the provisions of this Section 5.01 nor the termination of this Agreement shall (a) relieve any party hereto from any liability of such party to any other party incurred prior to such termination or expiration, (b) relieve any party hereto from any liability to any other party arising out of or in connection with any breach of this Agreement prior to such termination or expiration or fraud (c) terminate the obligations under Section 2.01(b).
Section 5.02. No Agreement as Director. Notwithstanding any provision in this Agreement to the contrary, nothing in this Agreement shall (a) limit, restrict or otherwise affect any Core Company Securityholder or any Affiliate or Representative of such Core Company Securityholder in his or her capacity as a director of the Company from acting (or not acting) in such capacity or voting in the capacity as a director in such person’s sole discretion on any matter, including in respect of the BCA, and no such actions or votes shall be deemed a breach of this Agreement, or (b) be construed to prohibit, limit or restrict any Core Company Securityholder or any Affiliates or Representatives of such Core Company Securityholder from exercising fiduciary duties as a director of the Company solely in their capacity as such, and not acting in their capacity as a securityholder. Without limiting the foregoing, it is the intention of the parties hereto that this Agreement shall apply to the Core Company Securityholders solely in the Core Company Securityholders’ capacity as shareholders of the Company.
Section 5.03. No Ownership Interest. The Core Company Securityholders have agreed to enter into this Agreement and act in the manner specified in this Agreement for consideration. Except as expressly set forth in this Agreement, all rights and all ownership and economic benefits of and relating to each Core Company Securityholder’s Covered Shares shall remain vested in and belong to such Core Company Securityholder, and except as expressly set forth in this Agreement, nothing herein shall, or shall be construed to, grant the Company, the SPAC or NewCo any power, sole or shared, to direct or control the voting or disposition of any of such Covered Shares.
Section 5.04. Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing, by facsimile transmission with confirmation of receipt, by email transmission with confirmation of receipt or by recognized overnight or international courier service, as follows:

if to Company:

XCF Global Capital, Inc.
160 Spear Street
San Francisco, CA 94105
Attention: Mihir Dange
Email: [***]

with a copy to (which shall not constitute notice):

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103
Attention: Thomas Hanley; Christopher Connell
Email: [***]

if to the SPAC or NewCo:

Focus Impact BH3 Acquisition Company
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105
Attn: Carl Stanton
E-mail: [***]

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 02210022
Attn: Lauren M. Colasacco, P.C., Peter Seligson, P.C.
Email: [***]

and if to the Core Company Securityholders, to the address set forth on Schedule 1, or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
Section 5.05. Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.
Section 5.06. Counterparts. This Agreement may be executed in counterparts (which may be delivered by facsimile or other electronic transmission), each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.
Section 5.07. Entire Agreement. This Agreement and, to the extent referenced herein, the BCA, together with the several agreements and other documents and instruments referred to herein or therein or attached hereto or thereto, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, among the parties hereto with respect to the subject matter hereof and thereof. Except for the representations and warranties expressly contained in Article 3, no Core Company Securityholder makes any express or implied representation or warranty with respect to such Core Company Securityholder or the Covered Shares, or otherwise.
Section 5.08. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.
(b) The parties hereto each irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each party hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or (ii) in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such party hereto is not personally subject to the jurisdiction of the courts as described in this Section 5.08(b) for any reason, (B) that such party hereto or such party hereto’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such party hereto in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such party hereto is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such party hereto in or by such courts. Each party hereto agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 5.04 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action
(c) THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.08(B).
Section 5.09. Amendment; Waiver. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Section 5.10. Remedies. The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with their specific terms hereof or were otherwise breached and that it is accordingly agreed that, prior to termination of this Agreement, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in addition to any other remedy at law or equity.
Section 5.11. Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy in any jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and shall not be affected thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, this Agreement will be reformed, construed and enforced in such jurisdiction so as to effect the original intent of the parties hereto as closely as possible to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
Section 5.12. Successors and Assigns; Third Party Beneficiaries. Other than by any Core Company Securityholder to a transferee pursuant to a Permitted Transfer, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective heirs, executors, personal legal representatives, successors and permitted assigns. For the avoidance of doubt and without limiting the SPAC’s or NewCo’s rights hereunder, the SPAC and NewCo shall be a beneficiary of, and entitled to enforce, the rights of the Company hereunder.
Section 5.13. Expenses. Except as otherwise expressly set forth in the BCA, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
Section 5.14. Non-Recourse. Notwithstanding anything to the contrary herein or in any other documents delivered pursuant hereto, (a) this Agreement may be enforced only against, and any claim based upon, arising out of or related to a breach of this Agreement by the Core Company Securityholders may be made only against, the Core Company Securityholders (or in each case their respective Permitted Transferees), and (b) none of the Core Company Securityholder Related Parties shall have any liability for any liabilities of the parties hereto for any such claims (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith (other than any such Permitted Transferee).
Section 5.15. Acknowledgment of Counsel. Each party to this Agreement other than the Company hereby (a) acknowledges that (i) Stradley Ronon Stevens & Young, LLP represents and serves as counsel for only the Company (and no other party to this Agreement) with respect to this Agreement, the BCA and the transactions contemplated hereby or thereby and (ii) such party has either sought the advice of their own counsel or has had the opportunity to seek their own counsel and has chosen not to do so, and (b) gives their informed consent to Stradley Ronon Stevens & Young, LLP’s representation of the Company in connection with this Agreement, the BCA and the transactions contemplated hereby or thereby.
Section 5.16. Trust Account Waiver. Section 9.18 of the BCA is incorporated herein by reference mutatis mutandis.
[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

XCF GLOBAL CAPITAL, INC.

By:
Name:
Title:

FOCUS IMPACT BH3 ACQUISITION COMPANY

By:
Name:
Title:

FOCUS IMPACT BH3 NEWCO, INC.

By:
Name:
Title:

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

CORE COMPANY SECURITYHOLDERS:

[ ]

By:
Name:
Title:

[Signature Page to Company Support Agreement]

Schedule 1

Exhibit A

Consent of Spouse
I,        , spouse of [Name of Core Company Securityholder], have read and approved that certain Company Support Agreement (the “Agreement”), dated as of March 11, 2024, by and among XCF Global Capital, Inc., Focus Impact BH3 Acquisition Company, and the Core Company Securityholder. In consideration of the right of my spouse to participate in the transactions described in the Agreement, I hereby appoint my spouse as my attorney-in-fact in respect to the exercise of any rights under the Agreement insofar as I may have any rights under the community property laws of        or similar laws relating to marital property in effect in the state, province and/or country of our residence as of the date of the signing of the foregoing Agreement.

Dated: March 11, 2024	By:
Name:

EntrepreneurShares Valuation Services

Annex I
March 11, 2024
Focus Impact BH3 Acquisition Company
Attention: Wray Thorn
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105
Fairness Opinion Letter
We understand that Focus Impact BH3 Acquisition Company (“Focus Impact”), entered into a non-binding Letter of Intent (“LOI”) dated December 7, 2023, by and among XCF Global Capital, Inc. (“XCF” or the “Company”) and Focus Impact, pursuant to which Focus Impact will form a new subsidiary (“NewCo”) to consummate a business combination with XCF (the “Transaction”) based on a pre-money Enterprise Value of $1.75 Billion. After giving effect to the Transaction, NewCo will become a public company and indirectly wholly own XCF.
The total consideration to be paid to the equity holders of the Company (including holders of options, warrants and other convertible securities) in the Transaction (the “Transaction Consideration”), after adjusting for debt, cash and transaction expenses, will be shares of NewCo common stock based on a pre-money enterprise value of the Company of $1.75 Billion. The terms and conditions of the Transaction are more fully set forth in the Business Combination Agreement.
The Board of Directors of Focus Impact (“you”) have engaged EntrepreneurShares LLC (“ERShares Valuation Services” or “us”) to render an opinion (the “Opinion”) as to the fairness of the Transaction to the shareholders (other than Focus Impact BHAC Sponsor, LLC (the “Sponsor”), any of its affiliates and any other holder of shares of Class B common stock of Focus Impact (“Focus Impact Class B Shares”)) of Focus Impact from a financial point of view.
This Opinion is furnished solely to be utilized by the Board of Directors as only one input to consider in its process of analyzing the Transaction and it does not constitute a recommendation to any member of the Board of Directors, any stockholder of Focus Impact, or any other person as to how such person should vote or act with respect to the Transaction. This Opinion is delivered to the Board of Directors subject to the conditions, scope of engagement, limitations and understanding set forth in this Opinion and subject to the understanding that the obligations of ERShares Valuation Services in the Transaction are solely corporate obligations. Furthermore, no officer, director, employee or shareholder of ERShares Valuation Services shall be subjected to any personal liability whatsoever (other than for fraud, gross negligence, willful misconduct or bad faith) to any person, nor will any such claim be asserted by or on behalf of you or your affiliates against such person with respect to this Opinion other than ERShares Valuation Services.
We have not been asked to opine on, and this Opinion does not express any views on, (i) any other terms of the Transaction, (ii) Focus Impact’s underlying business decision to proceed with or effect the Transaction, (iii) the merits of the Transaction relative to any alternative transaction or business strategy that may be available to Focus Impact (iv) the amount or nature of the compensation to any officer, director or employee, or any class of such persons, relative to the compensation to be received by the holders of any class of securities, creditors or other constituencies of Focus Impact or the Company in the Transaction, or relative to or in comparison with the Transaction Consideration, (v) the fairness of the Transaction to any particular group or class of securities, creditors, or other constituencies of Focus Impact, other than those set forth in this Opinion (vi) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters or (vii) the fair value of the Company independent from the Transaction taken as a whole.

In the course of our analyses for rendering this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances, including, without limitation:
1) We have reviewed the following documents and sources of information in items a through m, without limitation:
a. Executed Non-Binding Letter of Intent referenced above dated December 7, 2023 (the “LOI”);
b. Draft of the Business Combination Agreement, by and among Focus Impact, NewCo, XCF and the other parties thereto (the “Draft Business Combination Agreement”);
c. New Rise Renewables, LLC & Subsidiary’s Draft financial statement for the Years ended December 31, 2022, 2021 and 2020;
d. XCF’s Forecast Model;
e. XCF’s Management Presentation;
f. XCF’s Investor Presentation;
g. XCF’s FAQ document;
h. XCF’s Trading Comps;
i. Various XCF organizational and administrative documents we deemed necessary and appropriate to our analysis;
j. XCF’s Cap Table (including pro forma for the Transaction);
k. Various documents related to insurance, loan and tax we deemed necessary and appropriate to our analysis;
l. Various consulting, research and licensing agreements for XCF we deemed necessary and appropriate to our analysis; and
m. Prospective financial data related to the Company, for which we have no reason to dispute the underlying assumptions.
2) We met or otherwise communicated electronically with certain members of Focus Impact’s and XCF’s senior and operating management to discuss XCF’s operations, historical financial results related to their entities, future prospects, and projected operations and performance;
3) We considered publicly available data and stock market performance data of public companies we deem comparable to XCF and reviewed the industry in which XCF operates; and
4) We conducted such other studies, analyses, inquiries, and investigations as we deemed appropriate, including economic, industry and Company-specific information.
The primary method used was a Market Method – Guideline Public Traded Companies as the basis for the fairness opinion assessment. These public comps were independently obtained by us. Management also provided comps that were reviewed as secondary comparison and found overlaps to those used for the fairness opinion assessment.
We also used a Guideline Transaction Method to support the fairness opinion assessment. These were independently obtained and examined by us. Additional details of the analysis performed can be found in the associated proxy statement.
Finally, we completed an income method – Discounted Cash flows and examined public comps and market transaction data for key inputs. Additional details of the analysis performed can be found in the associated proxy statement.
In the course of our investigation, we have assumed and relied upon the accuracy and completeness of the financial statements, forecasts, projections and other information provided to us by Focus Impact and the Company and we have further relied upon the assurances of management that they were unaware of any facts that would make the information provided to us incomplete or misleading in any material respect for the purposes of this Opinion. We have not assumed any responsibility for independent verification of such information or assurances. With respect to the XCF Management forecasts, we have been advised by XCF, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgements of the management of XCF as to the future financial performance of XCF.
Given the Company’s nature as a special purpose acquisition company, for purposes of our opinion and with Focus Impact’s consent we have assumed a value of $10.00 per NewCo Share in calculating the value of the SPAC New Common Shares to be issued as the consideration under the agreement, with such $10.00 value being based on Focus Impact’s initial public offering price, the stated value per NewCo Common Share provided in the agreement, and Focus Impact’s approximate cash per outstanding Class A Share (excluding, for the avoidance of doubt, the dilutive impact of the Class B common stock, par value 0.0001 per share, of Focus Impact (the “Class B Shares” and together with Focus Impact’s Class A Shares and the NewCo Common Shares) or any warrants issued by Focus Impact). In rendering our opinion, we do not express any view or opinion as to what the value of any Focus Impact’s Common shares will be when issued pursuant to the Transaction or the price or range of prices at which any Focus Impact Common Shares or other securities and financial instruments of or relating to Focus Impact may trade or otherwise be transferable at any time before or after announcement or consummation of the transaction.
In arriving at our opinion, we have not performed any independent appraisal, or physical inspection, of the assets of the Company. Our analysis does not constitute an examination, review of, or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (“AICPA”). We do not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines. We have also assumed that neither Focus Impact nor the Company are currently involved in any material transaction other than the Transaction, and those activities undertaken in the ordinary course of conducting their businesses. We are not responsible for conclusions based on erroneous or incomplete information provided to us.
Our Opinion is predicated on our assumption that the final executed form of the Business Combination Agreement will not differ in any material respect from the LOI and the Draft Business Combination Agreement we have examined, that the conditions to the Transaction as set forth in the LOI will be satisfied, and that the Transaction will be consummated on a timely basis in the manner contemplated by the LOI. We have also assumed, that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on XCF or the contemplated benefits of the Transaction.
Our Opinion is necessarily based on business, economic, market, and other conditions as they exist and can be evaluated by us at the date of this letter. It should be noted that although subsequent developments may affect this Opinion, we do not have any obligation to update, revise, or reaffirm our Opinion. We reserve the right, however, to withdraw, revise, or modify our Opinion based upon additional information that may be provided to or obtained by us after the issuance of the Opinion but was known or should have been known by Focus Impact or the Company at the date of such issuance that suggests, in our judgment, a material change in the assumptions upon which our Opinion is based.
We acknowledge and agree that this Opinion and a summary thereof may be filed with or included in or with any proxy or information statement required to be filed by Focus Impact or NewCo with the Securities and Exchange Commission and delivered to the holders of Focus Impact’s or NewCo’s securities in connection with the Transaction.
Our assignment was finalized on March 10, 2024, after a period of comments from the Fairness Opinion Review board of Focus Impact. Any events or information occurring after this date have not been subject to consideration.
We have been retained by Focus Impact to provide this Fairness Opinion in connection with the Transaction and will receive a fixed fee for our services. Our fee is not contingent upon, or related to, the size of the transaction consideration, or whether the Transaction is consummated.

Conclusion
Based on the work performed by us, and on the statements above, we are of the opinion that the Transaction, on the date of issue of this document, is fair from a financial point of view for the shareholders of Focus Impact, other than the Sponsor, any of its affiliates and any other holder of Focus Impact Class B Shares.
Yours Sincerely,

/s/ Joel Shulman
Dr. Joel Shulman Ph.D., CFA
CEO
EntrepreneurShares LLC

Annex J
REASONABLE BASIS REVIEW REPORT OF ZUKIN CERTIFICATION SERVICES, LLC
March 18, 2024
XCF Global Capital, Inc.
Reasonable Basis Review of Projections
Reasonable Basis Review
Zukin Certification Services, LLC (“ZCS” or “Zukin”) was retained on February 6, 2024 by Focus Impact BH3 Acquisition Corp. (“Focus,” or the “Company”) to provide Focus with a review of the basis for the Projections of future financial performance and underlying assumptions (the “Projections”) dated as of March 10, 2024, of XCF Global Capital, Inc. (“XCF” or the “Target”), which the Company intends to acquire (the “Transaction”).
The reasonable basis review is a detailed review of the Company’s projections and underlying assumptions. It is not a financial opinion, and it does not assess the probability of the Company achieving its Projections. Zukin’s conclusions and the report which supports them are subject to certain disclaimers agreed upon between ZCS and its client, which are summarized herein on Page 12.
ZCS was provided certain documents and information from the Target regarding the assumptions used to formulate the Projections, and the terms of the transaction summarized above. In addition, ZCS conducted interviews, either verbally or through written questionnaires, with those Target officers who ZCS was informed, by the Target and Acquirer, as being primarily responsible for the Projections and underlying assumptions. ZCS additionally reviewed publicly available databases and other third-party materials and research regarding the Target’s market offerings.
In particular, ZCS’s review relied on:
1.)	Target financial Projections dated as of February 22, February 24, March 4 and March 10, 2024;
2.)	Project Phoenix Model Operating Assumptions Summary dated March 4 and March 8, 2024;
3.)	Various target presentation materials dated October 2023, January and February 2024;
4.)	Conversations with management regarding the underlying assumptions of the projections;
5.)	Contracts underlying the assumptions including LOIs, definitive agreements, term sheets, existing partnership agreements, and intellectual property / technology licensing;
6.)	Target historical financial statements and related financial information;
7.)	Target new projects detail regarding facilities, planned expansion and pipeline opportunities;
8.)	Target facilities operating, management and maintenance contracts;
9.)	Target signed and LOI contract documents and amendments;
10.)	SEC filings and press releases of the Acquirer;
11.)	Publicly available results of competing entities or those with similar services, including analysis of such entities’ performance;
12.)	Data from Standard & Poor’s regarding comparable company financial performance;
13.)	Recent economic data from the Bureau of Economic Analysis and Bureau of Labor Statistics;
14.)	Various research, articles and regulatory publications concerning sustainable aviation fuel (“SAF”) and renewable fuels, including tax and carbon credits;
15.)
US Economic Forecast data from Standard & Poor’s, including data on consumer price index (“CPI”), housing starts, 10-year treasury yield, consumer spending, unemployment rates, real gross domestic product (“GDP”), residential and non-residential investment, and other categories; and

J-1

Zukin’s findings relating to the material assumptions and other material factors used to create the Projections lead Zukin to the following conclusions:
I.	The assumptions used, taken as a whole, together with historical financial results and operating history, provide reasonable support for the Projections;
II.	The Projections are consistent with the material factors and assumptions used to construct them, and take into account the preparers’ of the Projections informed judgment; and
III.	That there is a reasonable basis for the Projections provided by XCF as of March 10, 2024.
Company Overview – XCF Global Capital, Inc.
XCF is a US-based producer of renewable fuels founded in 2023 and headquartered in Reno, Nevada. With a focus on reducing the world’s carbon footprint, XCF uses natural sources of non-food feedstock – such as distillers corn oil and various vegetable oils – to meet the growing demand for renewable fuels in aviation. The Company is now specifically focused on SAF production, after having initially proven its renewable fuel production capabilities with renewable diesel.
XCF converts non-food feedstock into blended SAF through HEFA technology that utilizes a deoxygenation process, wherein oxygen is removed from feedstock molecules to produce hydrocarbons similar to traditional fossil fuels. At combustion, these renewable fuels emit up to 80% less greenhouse gas than traditional fuels such as kerosene Jet A1.
The Company has a state-of-the-art facility in Reno, Nevada where the Company anticipates large-scale SAF production to begin in Q3 2024, with an additional adjacent facility ready for development to further enhance the Company’s SAF production capacity. XCF has additional facilities under development in Fort Myers, Florida and Wilson, North Carolina, which the Company expects to begin production in FY 2028. XCF’s early-mover advantage, proven design and extensive technological know-how put the Company in a strong position to replicate its strategy in additional already-identified domestic facilities locations.
XCF has partnerships in place with a number of key industry participants, most importantly energy giant Phillips 66 (“P66”), with which the Company has a 15-year supply & offtake agreement. This agreement ensures both reliable and sustainable supply of non-food feedstock for XCF’s fuel production, as well as the contractual sale of the fuel produced at its facilities. The current agreement in place with P66 covers renewable diesel only and dates back to May 2017; however, the parties have executed multiple amendments extending the term of the agreement, and the parties are in active discussions regarding expansion of the agreement to include SAF.
The Company has additional partnerships with other companies and institutions, with scope ranging from facilities operations & management, to research, engineering & technology, to government & public relations. These partnerships include New Rise Renewables, Southeast Renewable Energy and Orion Plant Services for facilities operations, management and maintenance; French Institute of Petroleum, Encore Engineering, and Polaris EPC for engineering & technology; Agribridge and Greater Nevada Credit Union for government & public relations; C-PACE Alliance, Department of Energy, and Twain Financial Partners as financial partners; and Phillips 66 and Fulcrum Bioenergy as key feedstock suppliers and/or end sales customers.
XCF’s management team has significant experience in both general startup operations and in the commodities space, with CEO Mihir Dange in particular bringing over three decades of C-suite roles across numerous startups, as well as over a decade of expertise in commodities and financial derivative products through his experience as a trader on Wall Street. The Company’s COO, Randy Soule, has a distinguished career that includes executive roles in New Rise Renewables and Encore Engineering.
J-2

XCF Projection Summary and Drivers
XCF is a pre-revenue business and expects to start generating revenues in Q3 2024. As shown in Figure 1 below, the Company projects an increase in net revenues from $156.2 million in FY 2024E to $476.8 million in FY 2025P, providing for year-over-year growth of 205.2%. Additionally, XCF expects to achieve positive EBITDA in FY 2024E of $83.7 million, increasing to $263.8 million in FY 2025P, with EBITDA margins improving from 53.6% to 55.3%.
Figure 1 – Projected Financial Performance
($ millions)

$600
$500
$400
$300
$200
$100
$0
-$100
$476.8
$263.8
$171.7
$156.2
$83.7
$32.5
$0.0
-$12.6
FY 2023A
FY 2024E
FY 2025P
Net Revenue
Net Income
EBITDA

Source: XCF Global Capital, Inc.
Note: EBITDA is a non-GAAP measure of financial performance.

Figure 2 below summarizes the key assumptions driving XCF’s financial projections. Most operating assumptions regarding SAF sales price, tax credits, and expenses are generally held constant and applied to all four (4) facilities. The original Reno facility, New Rise, is of primary importance as it is the only facility to generate revenues across FY 2024P and FY 2025P.
As further illustrated in Figure 2, the XCF model assumes a neat SAF offtake price of $9.00, which is in line with, if not lower than, current market expectations of pricing in the high teens, further taking into account future pricing uncertainty stemming from a rapidly evolving market. Various market stakeholders, including distributors, fixed-base operators (“FBO”s), and airlines are actively discussing wholesale and retail pricing, and are working to create a reliable pricing index, a conversation that XCF seeks to be an active participant in. XCF understands that neat (unblended) SAF pricing is generally ranging from $15.00 to $17.00 per gallon, with indications of retail prices surpassing $20.00 per gallon. Furthermore, major west coast distributors have disclosed that airlines are requesting low-blend ratios, such as 90% Jet A1 / 10% SAF, due to the novelty of the product. Consequently, this trend could drive up prices significantly for neat SAF, potentially in excess of $25.00 to $30.00 per gallon, as illustrated in Figure 3.
In December 2023, OPIS, a Dow Jones Company, unveiled daily price assessments for West Coast SAF. These assessments encompassed two categories: (i) SAF 99, reflecting prices without tax credits, and (ii) SAF 100, which includes tax credits. The pricing data for SAF in Los Angeles and San Francisco is derived from confirmed transactions, bids, and offers reported by accredited market participants. However, certain variables, such as the blend ratio of SAF to Jet A1, and the profile of market participants (wholesalers, FBOs, retailers, etc.) remain unspecified.
J-3

Given that SAF must be blended with conventional Jet A1 and considering market insights indicating carriers’ preference for low blend ratios, XCF assumes that the OPIS index represents a delivered price at a blend of either 80/20 or more likely 90/10. As of February 26, 2024, OPIS assessed SAF 99 at $4.27 per gallon. At blend ratios of 10-20%, this implies neat SAF prices ranging from $10.75 to $18.85 per gallon, assuming a Jet A1 price of $2.65 per gallon and no wholesale fees (with $4.27 as the delivered price).
Figure 2 – Assumptions Overview

REVENUE INPUTS
Offtake Price			Per Gallon
Assumed Neat SAF Price			$9.00

Tax Credits			Reno, NV	Southeast
LCFS Credit			$0.63	—
RIN Credit	$0.60	1.6x	$0.96	$0.96
Scope 3 Emissions			—	—
Any other variable credit			—	—
GHG in excess of 50%			—	—
Sect 40B - up to mid-2025			$1.25	—
Sect 45Z Credit - after mid-2025			$1.25	$1.25
Total Tax Credits After mid-2025			$2.84	$2.21

PRODUCTION CAPACITY INPUTS
	Actual	Modeled
Feedstock Gallons Per Year	50,000,000	47,523,000
Feedstock Gallons Per Day	136,986	130,200
Feedstock Barrels Per Year	1,190,476	1,131,500
Feedstock Barrels Per Day	3,262	3,100
Days Downtime	26	26
Production Days Per Year	339	339
Pretreatment Liquid Yield	99.83%	99.83%
Hydrotreater Liquid Yield	86.00%	86.00%
Gallons of SAF Produced	39,869,093	37,893,979

EXPENSE INPUTS
Direct Expenses	Per Gallon
Assumed Feedstock Cost	$3.05
Feedstock Logistics to P66	$0.03
Servicing Adder to P66	$0.38
Blender Credit Sharing to P66	$0.07
Fuel Shipping	$0.25
Fuel Blending	—
Utilities (Gas, Power, Water)	$0.165
Total Direct Costs per Gallon	$3.95

Indirect Expenses / Fixed Costs	Per Month	Per Year
Maintenance Provision	130,000	1,560,000
Insurance	175,000	2,100,000
Consumables & Maintenance Expenses	120,000	1,440,000
New Rise Management & Prof Services	80,000	960,000
Polaris - Plant O&M	800,000	9,600,000
Turnaround Catalyst & Contractors - Encore	165,000	1,980,000
Total Fixed Costs for Each Plant	$1,470,000	$17,640,000

Additional Fixed Costs For Southeast		Per Year
Environ. & Safety Compliance (permits & licenses)		80,700
Fire foam suppression system		16,000
Air Construction Permit		6,700
Expense Reserve		60,000
Annual EPA Engineering Review		5,000
Property Taxes		0
Site Lease		500,000
Total Additional Fixed Costs For Southeast		$668,400

Figure 3 - Implied Neat SAF Price per Gallon, Wholesale

		Blended Price, Wholesale(1)
		$5.00	$5.25	$5.50	$5.75	$6.00	$6.25	$6.50	$6.75	$7.00	$7.25	$7.50	$7.75	$8.00
Blend of SAF(2)	10%	$18.15	$20.65	$23.15	$25.65	$28.15	$30.65	$33.15	$35.65	$38.15	$40.65	$43.15	$45.65	$48.15
	20%	$10.40	$11.65	$12.90	$14.15	$15.40	$16.65	$17.90	$19.15	$20.40	$21.65	$22.90	$24.15	$25.40
	30%	$7.82	$8.65	$9.48	$10.32	$11.15	$11.98	$12.82	$13.65	$14.48	$15.32	$16.15	$16.98	$17.82
	40%	$6.53	$7.15	$7,78	$8.40	$9.01	$9.65	$10.28	$I0.90	$11.53	$12.15	$12.78	$13.40	$14.03
	50%	$5.75	$6.25	$6.75	$7.25	$7.75	$8.25	$8.75	$9.25	$9.75	$10.25	$10.75	$11.25	$11.75
Source: XCF Global Capital
(1)	Assumes wholesale fees per gallon of $0.25 transport + $0.50 blending + $0.05 adder = $0.80 total
(2)	Assumes Jet A price of $2.65 per gallon
Other key model assumptions include facilities, tax credits, and feedstock pricing. XCF has modeled its facilities to be operating at 5.00% below maximum capacity, presenting an opportunity for increased production and therefore additional SAF revenues. XCF has opted additionally not to account for a number of potential tax credits in its model, including Scope 3 emissions and other variable emissions credits. Finally, the company has priced feedstock inputs – including spot soybean oil, used cooking oil, and potentially distillers corn oil – at $3.05 per gallon for delivered feedstock from P66.
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Of critical importance to the projections is the P66 supply and offtake contract, which currently provides for offtake of renewable diesel, and which is in the process of being extended to include SAF around which the Company’s financial projections are specifically built. Under the current 15-year agreement, P66 will provide 100% of the feedstock required to produce approximately 3,200 barrels per day of renewable diesel, with P66 further purchasing 100% of the renewable diesel produced from the feedstock provided.
If XCF produces products other than renewable diesel, P66 has the option to purchase some or all of the volume of these products. The Company is required to inform P66 of the volume and specifications of the product, after which P66 may propose terms for purchase. If P66 does not provide terms or if XCF rejects them, the Company is allowed to negotiate offtake with another party, with XCF required to inform P66 of any newly negotiated terms.
Phillips 66 Contract Overview
As noted above, XCF has a supply and offtake agreement with P66, entered into May 23, 2017 (the “P66 Agreement”). The P66 Agreement was initially focused on the production of renewable diesel, however the parties are in active discussions regarding expansion of the agreement to include SAF, with XCF having indicated that P66 has verbally confirmed its intention to purchase SAF under its contractual right of first refusal. Key terms of the P66 Agreement are as follows:
•	The agreement provided for an initial term of five (5) years but has been extended to fifteen (15) years per Addendum 6, executed April 27, 2020.
•	P66 is responsible for the provision of 100% of the non-food feedstock required for producing renewable diesel.
○	XCF renewable diesel production is expected to be around 3,100 barrels per day.
○	The price of this feedstock is calculated by adding the actual cost for P66 to purchase the feedstock to inbound logistics costs and adding an additional $0.03/ gallon.
•
Under the agreement, New Rise Renewables must submit production forecasts to P66 specifying the volumes and types of feedstock it desires; in turn, P66 must meet the required quantities and make reasonable efforts to accommodate the preferred types of feedstock.

•	P66 is required to purchase 100% of the renewable diesel production of 3,100 barrels per day from New Rise Renewables.
○	The price of the renewable diesel is calculated by adding the Index RD price to the Index LCFS price to the RIN Index price and subtracting the $0.40 adder/ gallon.
•
Under the agreement, all RIN & LCFS credits and rights are transferred to P66, with the exception of the financial obligations of credits payable to New Rise Renewables. Federal tax credits derived from production, purchase, blending or sale of renewable diesel shall be divided so that P66 receives $0.075/ gallon pre-tax and New Rise Renewables receives the remainder.

•	It is important to note that under P66’s contractual right of first refusal, it is not required to purchase any or all of the volume of any products produced except for renewable diesel.
○	New Rise Renewables must notify P66 of the volume and specifications of the other products, and P66 may then provide the terms at which it is willing to purchase them.
○	If an agreement is not reached between the two parties, New Rise Renewables is allowed to negotiate sales with any other party interested in procuring the other products.
○	Once an agreement on certain terms with another party is reached, New Rise Renewables is obligated to inform P66 and provide them with the right to purchase at those terms.
It is Zukin’s understanding that discussions regarding expansion of the P66 Agreement, as amended, to include SAF and not renewable diesel, are ongoing between the parties, and the P66 has verbally committed to the pivot to SAF.
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Renewable Fuels Market Overview
The renewable fuels market was valued at approximately $124 billion in 2023, as shown in Figure 4, and is poised for substantial growth, with an expected CAGR of 7.3% from 2024 to 2030. This growth is primarily fueled by the increasing demand for cleaner fuel alternatives and governmental regulations mandating the desulphurization of petroleum products.
Key drivers of market expansion include the limited availability of fossil fuel resources and a growing emphasis on reducing carbon emissions globally. Supportive regulatory policies and tax incentives, particularly in the transportation sector, are expected to further propel the adoption of biofuels worldwide.
Emerging applications, particularly in the aviation sector, are expected to create lucrative opportunities for major players in the global renewable fuels market. Global production of sustainable aviation fuel is projected to surge by 98% in 2024, reaching a consensus estimate of approximately 570 million gallons. Europe is anticipated to produce approximately 53% of global SAF volume in FY 2024, with the Americas contributing approximately 23% of SAF production. Continued strong growth is anticipated in FY 2025 with an 81% increase versus FY 2024 production levels globally.
Technological advancements continue to reduce production costs, making biofuels increasingly competitive with fossil fuels, with the introduction of new feedstocks for renewable fuel production along with government support for research activities and regulations further fueling growth.
In line with the climate goals for FY 2030, the Biden administration is actively working with Airlines for America and other key stakeholders to rapidly expand production and deployment of commercially viable SAF, in order to achieve a stated goal of three billion gallons of SAF produced and made available to US aircraft operators in FY 2030.
Increased efforts by emerging countries to mitigate greenhouse gas emissions are creating additional opportunities in the sector, with rising awareness about the use of renewables along with increasing crude oil prices also contributing to market growth potential.

Figure 4 - Market Value of Biofuels Worldwide 2020-2030 ($ billions)

$250
$200
$150
$100
$50
$0
$120.6
$110.0
$116.5
$124.0
$132.1
$141.0
$150.7
$161.2
$172.8
$185.4
$201.2
2020A
2021A
2022A
2023A
2024P
2025P
2026P
2027P
2028P
2029P
2030P

Source: Precedence Research

The US leads the global renewable fuels market at $45.3 billion, accounting for over 36% of revenue share in 2023, owing to abundant feedstock availability and robust infrastructure for biofuel production. Innovations in biofuel production
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have largely focused on discovering new feedstock sources, although there remains a notable gap in converting agricultural waste, forestry residues, and municipal solid waste into liquid renewables. First-generation biofuels dominate the market, representing approximately 84% of global share, with ongoing research and development efforts directed towards commercializing second- generation biofuels.

Figure 5 - U.S. Biofuels Market Size 2023-2033
($ billions)

100
90
80
70
60
50
40
30
20
10
0
$45.3
$47.8
$50.7
$53.9
$57.7
$61.7
$66.4
$71.7
$76.5
$81.5
$86.5
2023A
2024P
2025P
2026P
2027P
2028P
2029P
2030P
2031P
2032P
2033P

Source: Precedence Research

The North American biofuels market is estimated to have reached $68.3 billion in 2023 and is projected to grow at a CAGR of 5.7% from 2024 to 2033. As shown in Figure 5, North America contributed an estimated 41% to the overall global renewable fuels market.
Meanwhile, the Asia-Pacific region achieved an estimated market value of $24 billion in 2023, with an anticipated CAGR of 6.5% over the same forecasted period. This growth is attributed to significant research and development investments made by key market players. Additionally, the increasing application of government regulations aimed at reducing greenhouse gas emissions is expected to further drive growth in the region.
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Figure 6 - Biofuels Market Share by Region 2023

Middle East & Africa, 7%
Asia Pacific, 14%
North America, 41%
Europe, 15%
Latin America, 23%

Source: Precedence Research

In terms of applications, transportation is the dominant sector, capturing an estimated 71.0% of market share in 2023. This dominance is propelled by the suitability of renewable fuels for transportation needs and the growing trend of blending them with fuels such as gasoline. Other notable segments include aviation, energy generation, and heating. Among these, the aviation segment is anticipated to experience the most rapid growth, supported by favorable government regulations such as the International Aviation Carbon Offsetting and Reduction Scheme initiated by the International Civil Aviation Organization.
Market penetration and expansion are further bolstered by rising energy security concerns and energy policies specifying required rates of renewable fuels incorporation into petroleum products. Looking ahead, expectations suggest continued market growth, supported by favorable government policies, increasing demand, and ongoing technological advancements. Continued investment in research and development, along with the establishment of sustainable production practices, will be crucial for realizing the full potential of biofuels in achieving long-term energy and environmental goals.
Renewable Fuel Credits Overview
Through its production of sustainable aviation fuel, XCF anticipates it will generate various credits (revenues) and incentives specifically focused around SAF its production. Such credits include (i) Low Carbon Fuel Standard (“LCFS”) credits; (ii) D4 Renewable Identification Number (“RIN”) credits, (iii) Internal Revenue Code (“IRC”) Section 40B credits, and (iv) IRC Section 45Z credits, for each gallon of SAF produced and sold by XCF.
LCFS credits each represent a one metric ton (“MT”) reduction in greenhouse gas (“GHG”) emissions. State programs assign a Carbon Intensity (“CI”) score to each fuel type based upon the fuel’s lifecycle GHG emissions, with fuels like SAF generating more valuable LCFS credits based upon the usage of waste feedstocks. While LCFS credit prices (in $/MT) have decreased to $67.00 from highs of $200 in 2019- 2020, they are nearly flat relative to 2023 prices, and have increased since February 2024.
RIN credits, first authorized under the Energy Policy Act of 2005, leverage a federal mandate to incorporate renewable content into transportation fuels. The Energy Policy Act stipulates the amount of renewable fuel that must be blended into transportation fuel, with increases each year, wherein petroleum refiners are required to either (i) blend biofuels, or (ii) buy credits (RINs) to cover deficits. D4 RINs are generated at a rate of ~1.6 RINs for each gallon of SAF produced. While RIN credit pricing has fallen sharply from year end 2023 to roughly $0.40 per RIN and is expected to fall further to $0.30-$0.35 per RIN in the near future, the Company expects RINs to grow to and exceed historical levels longer-term.
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A recent California Air Resource Board proposal is expected to tighten both LCFS and RIN credit requirements and have positive pressure on credit pricing into 2025 and onward.
Section 40B provides for a SAF Credit equal to $1.25 per gallon, plus an additional cent per gallon for each percentage point by which the lifecycle GHG emissions reduction percentage of SAF exceeds 50 percent (maximum increase of $0.50). Qualifying SAF must be certified to have a lifecycle greenhouse gas (“GHG”) emissions reduction of at least 50 percent compared with petroleum-based jet fuel, calculated either using Carbon Offsetting & Reduction Scheme for International Aviation (“CORSIA”) standards as adopted by the International Civil Aviation Organization.
Section 45Z, which will replace 40B after FY 2024, will provide a $1.25 per gallon SAF tax credit based upon a baseline GHG reduction. To qualify for this SAF credit, fuel must reduce GHG emissions by at least 50% compared with petroleum-based jet fuel. The regulation further incentives reduction by including an additional $0.01 per gallon tax credit for each percentage point above the 50% reduction, for a maximum total potential credit of $1.75 per gallon.
In addition to the 50% GHG reduction threshold, eligible SAF must (i) meet the requirements of ASTM International Standard D7566 or Fischer Tropsch (FT) provisions of ASTM International Standard D1655, Annex A; (ii) be produced from applicable biomass material (defined as any organic material other than oil, natural gas, coal or their derivatives) including monoglycerides, diglycerides, triglycerides, free fatty acids, and fatty acid esters; (iii) be certified as having lifecycle GHG emissions reduction of at least 50% in accordance with CORSIA or any similar methodology which satisfies criteria under the U.S. Clean Air Act; and (iv) be blended and sold in the US (fuel produced outside the US qualifies if blended & sold in the US).
The Section 45Z tax credit will not apply to fuel derived from co-processing with non-biomass feedstocks, palm fatty acid distillates, or petroleum.
Economic Considerations
The Global Economy
Economic considerations in 2023 were dominated by global uncertainties stemming from persistent inflation, tightened monetary policies, and high debt levels worldwide. Heightened tensions such as the Russia-Ukraine conflict and ongoing U.S.-China trade disputes, alongside Middle East conflicts, continued to pose risks to the global economy in 2024. However, stabilizing inflation in the latter half of 2023 alleviated concerns of a prolonged economic downturn. This improvement, coupled with the potential for further inflation cooling and subsequent fiscal policy adjustments, could spur higher growth in 2024 and beyond.
Despite these positive indicators, global GDP growth remained modest at 3.1% in 2023, and IMF projections for 2024 and 2025 reflect growth rates below the 20-year average of 3.8%. Advanced economies are expected to grow sluggishly at 1.5% in 2024 and 1.8% in 2025, compared to emerging markets and developing economies which are expected to grow 4.1% in 2024 and 4.2% in 2025, respectively. Forecasts also predict a decline in global inflation rates to 5.8% in 2024 and further to 4.4% in 2025.
The US Labor Department reported that the labor market exceeded expectations with the addition of 2.7 million jobs in 2023, surpassing estimates of around 2.0 million jobs. Despite robust job growth, the unemployment rate remained stable at 3.7%. Additionally, average hourly earnings saw an increase of 4.1% year over year, indicating positive trends in wage growth outpacing global inflation.
However, both economists and the Federal Reserve anticipate a slowdown in the job market throughout 2024. Projections suggest that monthly job gains will decrease significantly, with estimates closer to 100,000 as compared to the average of 225,000 per month observed in 2023.
Global Capital Markets Activity
Global M&A deal activity witnessed a stark decline, plunging to its lowest level over the last four years at 5,671 deals in Q4 2023, as of December 5, 2023, from a peak of 16,576 M&A deals in Q4 2021. This downturn represents a significant 28.1% decrease from 2022’s deal tally of 51,748 transactions, versus 37,218 M&A deals in 2023. Correspondingly, there was a 32% decline in overall global M&A transaction value, which plummeted from $2.97 trillion in 2022 to $2.02 trillion in 2023.
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Despite this downturn, the Americas region has maintained dominance, accounting for approximately 55% of global M&A transaction value in 2023 at approximately $1.1 trillion. Global IPO volumes and proceeds also saw an 8% decrease in 2023, with IPO volumes dropping from 1,415 in 2022 to 1,298 in, while IPO proceeds fell from $184.3 billion to $123.2 billion in the same period.
This reduction was primarily driven by declines in the Asia-Pacific and EMEIA regions. Asia-Pacific IPO volume fell by 18% to 732 IPOs in 2023 as compared to 897 in 2022, and IPO proceeds fell 44% to $69.4 billion from $124.4 billion in 2022. Similarly, EMEIA IPO proceeds saw a 39% decrease in 2023, dropping to $31.1 billion from $51 billion in 2022.
In contrast, the Americas region demonstrated strong performance in both IPO volume and proceeds in 2023. Specifically, IPO volumes increased 15% to 153 IPOs in 2023 versus 133 IPOs in 2022, while IPO proceeds surged an impressive 155% to $22.7 billion from just $8.7 billion in 2022.
The U.S. Economy
In Q4 2023, year-over-year GDP growth was reported at 3.1%, a notable increase compared to the 0.7% growth observed in Q4 2022, primarily attributed to heightened American income and consumption. Retail sales, excluding auto and gas, experienced a significant uptick of 4.9% in 2023, while real disposable personal income surged by 4.2%. Additionally, the personal savings rate saw a rise to 4.5% in 2023.
Throughout 2023, the U.S. economy added 2.7 million jobs. Although this marked a slowdown from the 4.8 million jobs added in 2022, it remained notably higher than pre-pandemic levels in 2020. The unemployment rate in the United States stood at 3.7% by the end of the year, maintaining its low status, with vacancies surpassing levels seen in 2019.
Looking forward, overall GDP growth is anticipated to slow to sub-1% in Q2 and Q3 2024, primarily due to a reduction in consumer spending growth. This slowdown is attributed to several factors, including struggling real disposable personal income growth to outpace real consumer spending, reduced savings, diminishing wage gains, and lower pent-up demand. Moreover, the restart of student loan payments and increasing credit card delinquencies are expected to exacerbate these challenges.
Real GDP growth is expected to further decelerate to 0.7% in 2024, with consumer spending rising at a slower pace compared to the previous year. However, an increase in business investment and housing activity is anticipated for 2024. Looking ahead to 2025, quarterly annualized GDP growth is projected to rebound to approximately 2%.
Year-over-year inflation is expected to reach the Fed’s target rate of 2% by around Q3 2024, potentially prompting the Fed to initiate interest rate cuts starting June 2024. During the Fed’s meeting in December 2023, most officials projected three rate cuts over the course of 2024, with quantitative tightening measures projected to withdraw approximately $1 trillion from the U.S. economy during the year.
The fiscal deficit in 2024 is anticipated to decrease to 5.9% of GDP, compared to 7.4% in 2023. The housing sector experienced a significant decrease in activity from Q3 2022 to Q4 2023, with a decline of 30-40% caused by a dramatic increase in mortgage rates. Despite this downturn, home values increased 6% in 2023 to near all-time highs, primarily due to low housing availability.
The National Association of Home Builders anticipates single-family housing starts to increase 4.7% in 2024 to 988,000 units and an additional 4.2% in 2025 to 1.03 million units. Multi-family starts are expected to fall 19.7% over the year due to tight credit conditions, with the market stabilizing in 2025 with a projected gain of 2.3%.
Review of Selected Projection Factors & Assumptions
The following is a summary of certain assumptions that Zukin views as key drivers of the XCF Projections, which, taken as a whole, Zukin has concluded to be reasonable:
•	Feedstock costs/pricing and SAF offtake pricing relative to current & projected market conditions;
•	Strategic partnership agreements, including most critically with Phillips 66;
•	Renewable fuel credit pricing as compared to current & projected fuel credit market pricing;
•	Section 40B and 45Z credits as compared to current & future tax credit pricing and regulations;
•	Production volumes, production days per year and facility downtime requirements;
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•	Corporate & asset level operating expenses, including insurance and as per third party agreements;
•	Facilities onboarding and planned expansion, including structures and capital requirements;
•	Intellectual property and technological innovation;
•	Debt and equity capital infusions; and
•	Interest expense and debt amortization / repayment,
The assumptions listed herein do not comprise the complete scope of Zukin’s review and should not be construed as such.
Summary of Risk Factors
The following is a summary of certain risk factors that XCF is subject to, which could adversely impact the Company’s Projections:
•	Competition from new players entering the market as demand for renewable diesel and SAF increases;
•	Changes in capital markets conditions;
•	Continued market adoption of renewable diesel and SAF;
•	Market price fluctuations in renewable diesel and SAF;
•	Technical issues / breakdown at facilities, which may result in production halts;
•	Termination of agreement with Phillips 66, the Company’s current sole intake and offtake partner;
•	Termination of technology transfer / IP licensing agreements with Axens and/or Linde;
•	Shortages or interruptions in feedstock supply from Philipps 66, the Company’s sole supplier;
•	Identified sites underpinning planned expansion become unavailable or otherwise untenable;
•	Regulatory policies which are subject to change;
•	Damage to the Company’s reputation;
•	Climate change and related global uncertainties in the unforeseeable future; and
•	A resurgence in COVID-19 or the emergence of another global pandemic.
The risk factors listed herein do not comprise the complete scope of risks to XCF’s business reviewed by Zukin and should not be construed as such.
Public Company Readiness
As part of its process, Zukin assesses public company readiness under the assumption that, in order for XCF’s Projections to have a reasonable basis, the Company must be ready to operate as a public company.
Zukin understands that the Company has retained PCAOB auditor Turner Stone and Houlihan Lokey’s Accounting & Financial Reporting Advisory Services group, among various professional advisory firms, to assist them with all aspects of public company readiness, and therefore expects the Company to be ready to operate as a public company by the time of de-SPAC.
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Certain Disclaimers
Zukin’s Conclusions I, II and III above (the “Conclusions”), the Report and the usage thereof is limited by the following factors. The reader should understand these limitations when evaluating the conclusion that the Projections have a reasonable basis.
(a) The Conclusions and Report delivered to the Company may be changed in a material manner, prior to the consummation of a Transaction, if Zukin determines, as a result of new information it obtains, that the assumptions on which the Projections are based are no longer correct, or if the Company alters its Projections between the date of delivery of the Conclusions and the Report and consummation of a Transaction then Zukin may come to a different conclusion.
(b) Zukin reviewed the reasonable basis for the financial projections and the underlying assumptions used to create such projections. Zukin does not assure that the projected results will in fact be realized; many factors, some outside of the Company’s control, could cause the Company’s and XCF’s performance to fail to meet, or exceed, the forecasts included in the projections.
(c) The reasonable basis for projections and assumptions is assessed solely on the date the Conclusions and Report are issued, including if updated per clause (a) above, based on information provided to Zukin before that date. Information that becomes available after the date of the Conclusions and Report may cause the projections or assumptions to not have a reasonable basis.
(d) Zukin assumes information provided by the Company and XCF to be accurate and complete. Zukin attempted to independently verify the accuracy of information provided only when the Conclusions and Report explicitly state such verification work was done.
(e) The reasonable basis review does not constitute investment advice.
(f) Any decision to acquire, hold, or dispose of shares in the Company or XCF should be made only in reliance upon the filings made by the Company with the Securities and Exchange Commission, state securities regulators, or securities regulators in non-U.S. jurisdictions. The Conclusions and Report are just one factor that should inform a decision regarding an investment decision. The Company and XCF are solely responsible for its own financial reporting and the content of its SEC reports and other disclosures to stockholders or potential stockholders.
(g) The reasonable basis review does not include an analysis of the terms and conditions, or fairness, of any business combination transaction, or any financing transaction. The Conclusions and Report are limited in scope and summarize the conclusions of the reasonable basis review of the projections and the underlying assumptions that was conducted by Zukin.
(h) XCF and its directors following consummation of the Transaction will be solely responsible for development and implementation of a business plan intended to cause the Company’s projections to be realized.
(i) The Conclusions and Report do not substitute for, or replace, any other materials the XCF Board of Directors may consider in its decisions in regarding a business combination.
(j) The Conclusions and Report do not constitute an audit, controls assessment, valuation, fairness opinion or other financial advice (“Advisory Services”) and must not be regarded as a substitute for matters covered by Advisory Services.
(k) Third party materials cited herein may contain trademarks or service marks of such third parties and are proprietary to such third parties, whether or not marked herein as such.
(l) The third-party materials cited are, to Zukin’s knowledge and belief, reliable sources for the information used herein, but Zukin made no independent investigation to confirm the accuracy thereof.
(m) The Conclusions and Report are intended for use by the Company. Any other person using the Conclusions and Report as a factor in an investment decision does so at their own risk.
“RBR” is a service mark of Zukin Certification Services, LLC.
© Zukin Certification Services, LLC, 2024. All rights reserved.
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